As Confidentially submitted to the Securities and Exchange Commission on January 16, 2024 This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________

FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________________

Big Tree Cloud Holdings Limited
(Exact name of Registrant as specified in its charter)

_____________________________________

Cayman Islands	5900	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Room 3303, Building 1
Zhongliang Yunjing Plaza
Heshuikou Community, Matian Street
Guangming District, Shenzhen 518083, China
+86 0755 2759-5623
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_____________________________________

[            ]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________________

With copies to:

Jia Yan, Esq. Paul Hastings LLP 43/F Jing An Kerry Center Tower II, 1359 Nanjing West Road Shanghai 200040, PRC Tel: +86 21 6103-2969	Weiheng Chen, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, 15/F, Jardine House 1 Connaught Place, Central Hong Kong Tel: +852 3972-4955

_____________________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions to the Business Combination contemplated by the Merger Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. The registrant may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. The proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED            , 2024

PRELIMINARY LETTER

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF
PLUTONIAN ACQUISITION CORP.
AND PROSPECTUS FOR UP TO 76,003,454 ORDINARY SHARES
6,016,125 WARRANTS,
AND 6,016,125 ORDINARY SHARES UNDERLYING WARRANTS
OF BIG TREE CLOUD HOLDINGS LIMITED

Plutonian Acquisition Corp.
c/o Plutonian Investments LLC
1441 Broadway 3rd, 5th & 6th Floors
New York, NY 10018
(646) 969-0946

To the Stockholders of Plutonian Acquisition Corp.:

You are cordially invited to attend the special meeting of the Stockholders of Plutonian Acquisition Corp. (“Plutonian,” “we,” “our,” “us,” or “SPAC”), which will be held at 10:00 a.m., Eastern time, on [            ], 2024 (the “Special Meeting”). Due to the public health concerns relating to the coronavirus pandemic, and our concerns about protecting the health and well-being of our stockholders, the board of directors of Plutonian (the “Plutonian Board”) has determined to convene and conduct the Special Meeting in a virtual meeting format at http://www.cstproxy.com/[            ]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with internet connectivity.

Plutonian is a Delaware corporation incorporated as a blank check company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The business combination will be completed through a two-step process consisting of the Initial Merger (as defined below) and the SPAC Merger (as defined below). The Initial Merger and the SPAC Merger and the other Transactions to be consummated under the Merger Agreement are collectively referred to as the “Business Combination.”

On October 9, 2023, Plutonian entered into certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Big Tree Cloud International Group Limited, an exempted company incorporated in Cayman Islands (“Holdco”), Big Tree Cloud Holdings Limited, an exempted company incorporated in Cayman Islands and a direct wholly-owned subsidiary of Holdco (“PubCo”), Big Tree Cloud Merger Sub I Limited, an exempted company incorporated in Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), Big Tree Cloud Merger Sub II Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2” and, together with PubCo and Merger Sub 1, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and Guangdong Dashuyun Investment Holding Group Co., Ltd., a limited liability company incorporated in the PRC (the “Company” or “Guangdong Dashuyun”), pursuant to which (1) Merger Sub 1 will merge with and into Holdco (the “Initial Merger”), and Holdco will be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of PubCo, and (2) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 will merge with and into Plutonian (the “SPAC Merger” and together with the Initial Merger, the “Mergers”), and Plutonian will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo. Following the Business Combination, PubCo will be a publicly traded holding company listed on the Nasdaq Stock Market. As used herein, the “Combined Company” refers to PubCo and its consolidated subsidiaries after the consummation of the Business Combination described above. All capitalized terms used herein and not defined shall have the meanings ascribed to them in the Merger Agreement.

At the time at which the Initial Merger becomes effective (the “Initial Merger Effective Time”) and pursuant to the Initial Merger, each ordinary share of the Holdco, par value US$1.0 per share (“Holdco Share”), that is issued and outstanding immediately prior to the Initial Merger Effective Time, other than (1) any Holdco Treasury Shares and (2) any Holdco Dissenting Shares, shall automatically be cancelled and cease to exist in exchange for the right to receive such number of ordinary shares of PubCo, par value US$0.0001 per share

(“PubCo Ordinary Share”) at the Holdco Exchange Ratio (the “Merger Consideration Shares”). At the Initial Merger Effective Time, each holder of Holdco Shares (“Holdco Shareholder”) shall cease to have any other rights in and to the Holdco or the Surviving Corporation, other than those provided by the Merger Agreement. As soon as reasonably practicable (but in any event no later than two Business Days) prior to the Closing Date, the Company or the Holdco shall deliver to SPAC a spreadsheet schedule (the “Payment Spreadsheet”) with underlying calculations setting forth the corresponding number of Merger Consideration Shares payable to each Holdco Shareholder in accordance with the terms of the Merger Agreement and the Holdco Organizational Documents. Holdco Treasury Shares shall be canceled and shall cease to exist without any conversion thereof or payment therefor. Each of the Holdco Dissenting Shares issued and outstanding immediately prior to the Initial Merger Effective Time shall be cancelled and cease to exist and shall thereafter represent only the right to receive the applicable payments set forth in the Merger Agreement.

At the time at which the SPAC Merger becomes effective (the “SPAC Merger Effective Time”) and pursuant to the SPAC Merger: (a) each share of capital stock of Merger Sub 2 that is issued and outstanding prior to the SPAC Merger Effective Time shall automatically be converted into one share of common stock of the SPAC Merger Surviving Corporation (and the shares of the SPAC Merger Surviving Corporation into which the shares of Merger Sub 2’s capital stock are so converted shall be the only shares of the SPAC Merger Surviving Corporation’s capital stock that are issued and outstanding immediately after the SPAC Merger Effective Time); (b) each unit of SPAC (“SPAC Unit”), consisting of one share of the Plutonian’s shares of common stock (“SPAC Common Stock”), one warrant of Plutonian (“SPAC Warrant”), and one right of Plutonian (“SPAC Right”), that is outstanding immediately prior to the SPAC Merger Effective Time, shall be automatically detached and the holder thereof shall be deemed to hold one share of SPAC Common Stock, one SPAC Warrant, and one SPAC Right in accordance with the terms of the applicable SPAC Unit (“Unit Separation”); (c) immediately following the Unit Separation, each share of SPAC Common Stock that is issued and outstanding immediately prior to the SPAC Merger Effective Time (including each share of SPAC Common Stock converted from SPAC Rights) shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued, fully paid and non-assessable PubCo Ordinary Share without interest; (d) immediately following the Unit Separation, each SPAC Warrant that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be cancelled and cease to exist in exchange for one warrant of the PubCo (“PubCo Warrant”); (e) the SPAC Treasury Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor; and (f) immediately following the Unit Separation, each SPAC Right that was issued and outstanding immediately prior to the SPAC Merger Effective Time will be cancelled and cease to exist in exchange for the right to receive one-sixth (1/6) share of SPAC Common Stock. The completion of the Initial Merger is a condition precedent for the completion of the SPAC Merger.

Following the closing of the Business Combination (the “Closing”) and in addition to the Merger Consideration Shares, if the Combined Company (being the PubCo and its subsidiaries following the Closing) first reports that there has been, in aggregate, no less than 200 department stores, grocery stores, pharmacies, supermarkets and other retail stores or vendors, each with a gross floor area of no less than 500 square meters, engaged in selling the Combined Company’s personal care products or other consumer goods (the “Earn-out Event”), PubCo shall issue a one-time issuance of 20,000,000 PubCo Ordinary Shares (which shall be equitably adjusted for share subdivisions, share consolidations, share dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction) (the “Earn-out Shares”) to the Holdco’s shareholders who hold Holdco Shares as of immediately prior to the Initial Merger Effective Time on a pro rata basis.

This proxy statement/prospectus is registering the following securities:

•        6,003,454 PubCo Ordinary Shares issuable in exchange for all outstanding shares of SPAC Common Stock in connection with the SPAC Merger on a one-for-one basis, assuming no redemption by SPAC Public Stockholders in addition to the redemption of 2,510,358 SPAC Common Stock in connection with SPAC’s special meeting on August 8, 2023, including (1) 3,239,642 PubCo Ordinary Shares issuable in exchange for shares of SPAC Common Stock owned by public stockholders of Plutonian (“SPAC Public Stockholders”); (2) 1,703,625 PubCo Ordinary Shares issuable in exchange for shares of SPAC Common Stock owned by certain of Plutonian’s insiders (the “Insiders”), including 1,538,625 PubCo Ordinary Shares issuable in exchange for shares of SPAC Common Stock owned by Plutonian Investments LLC (the “Sponsor”); (3) 958,333 PubCo Ordinary Shares issuable in exchange for SPAC Common Stock underlying 5,750,000 SPAC Rights held by SPAC Public Stockholders;

(4) 44,354 PubCo Ordinary Shares issuable in exchange for SPAC Common Stock underlying 266,125 SPAC Rights held by the Sponsor; and (5) 57,500 PubCo Ordinary Shares issuable in exchange for representative shares issued to EF Hutton during the IPO (“Representative Shares”);

•        70,000,000 PubCo Ordinary Shares issuable to the Holdco Shareholders, including (1) 50,000,000 PubCo Ordinary Shares issuable to the Holdco Shareholders in connection with the Mergers; and (2) 20,000,000 PubCo Ordinary Shares representing the potential Earn-out Shares issuable to the Holdco Shareholders upon the occurrences of the Earn-out Event; and

•        6,016,125 PubCo Warrants (as defined below) in exchange for the SPAC Warrants, including (1) 5,750,000 PubCo Warrants issuable in exchange for SPAC Warrants held by SPAC Public Stockholders (“Assumed Public Warrants”) and (2) 266,125 PubCo Warrants issuable in exchange for SPAC Warrants owned by Sponsor (“Assumed Private Warrant”).

•        6,016,125 PubCo Ordinary Shares underlying 6,016,125 PubCo Warrants, including (i) 5,750,000 PubCo Ordinary Shares issuable pursuant to the exercise of Assumed Public Warrants and (ii) 266,125 PubCo Ordinary Shares issuable pursuant to the exercise of Assumed Private Warrants.

At the Special Meeting, Plutonian’s stockholders will be asked to consider and vote upon the following proposals:

1.      The Business Combination Proposal: a proposal to approve and adopt the Merger Agreement and the Mergers (the “Business Combination Proposal” or “Proposal No. 1”). A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus as Annex A;

2.      The Redomestication Proposal: a proposal to approve the “redomestication” from Delaware to Cayman Islands that will take place with respect to the new public holding company pursuant to the terms of the Merger Agreement (the “Redomestication Proposal” or “Proposal No. 2”);

3.      The Merger Issuance Proposal: a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, or Nasdaq Listing Rules, the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the Merger Agreement (the “Merger Issuance Proposal” or “Proposal No. 3”);

4.      The PIPE Issuance Proposal: a proposal to approve, for purpose of complying with applicable Nasdaq Listing Rules the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the PIPE Investment (as defined below) (the “PIPE Issuance Proposal” or “Proposal No. 4”);

5.      The PubCo Charter Proposal: a proposal to amend PubCo’s memorandum and articles of association (the “PubCo Charter Proposal” or “Proposal No. 5”). A copy of the proposed amended and restated memorandum and articles of association of PubCo is attached to the accompanying proxy statement/prospectus as Annex B;

6.      The Adjournment Proposal: a proposal to adjourn the Special Meeting under certain circumstances, which is more fully described in this proxy statement/prospectus (the “Adjournment Proposal” or “Proposal No. 6” and, together with the Business Combination Proposal, the Redomestication Proposal, the Merger Issuance Proposal, the PIPE Issuance Proposal and the PubCo Charter Proposal, the “Proposals”).

Each SPAC Unit consists of one share of SPAC Common Stock, one SPAC Warrant, and one SPAC Right. Each SPAC Right that is issued and outstanding immediately prior to the SPAC Merger Effective Time will convert into one-sixth of a share of SPAC Common Stock. Immediately following the Unit Separation, all SPAC Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist.

Upon the consummation of the Business Combination, the current equity holdings of Plutonian’s stockholders shall be exchanged as follows:

(i)     Each share of SPAC Common Stock issued and outstanding immediately prior to the SPAC Merger Effective Time (other than any redeemed shares), will automatically be cancelled and cease to exist and for each share of such SPAC Common Stock, PubCo shall issue to each stockholder of Plutonian

(other than those who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Ordinary Share, which, unless explicitly stated herein, shall be fully paid and non-assessable;

(ii)    The holders of SPAC Rights that are issued and outstanding immediately prior to the SPAC Merger Effective Time and convertible into one-sixth (1/6) of one share of SPAC Common Stock will receive one-sixth (1/6) of one PubCo Ordinary Share in exchange for the cancellation of each SPAC Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded down to the nearest whole share; and

(iii)   Immediately following the Unit Separation, each SPAC Warrant that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be cancelled and cease to exist in exchange for one PubCo Warrant. Each PubCo Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such SPAC Warrant immediately prior to the SPAC Merger Effective Time in accordance with the warrant agreement entered into by and between SPAC and Continental on November 9, 2022 (the “SPAC Warrant Agreement”).

It is anticipated that, upon consummation of the Business Combination, Plutonian’s stockholders, including the Sponsor, will own approximately [        ]% of the issued PubCo Ordinary Shares, and Holdco Shareholders will own of approximately [        ]% of the issued PubCo Ordinary Shares. These relative percentages assume no redemption by SPAC Public Stockholders in addition to the redemption of 2,510,358 SPAC Common Stock in connection with SPAC’s special meeting on August 8, 2023. If any of the existing SPAC Public Stockholders exercise its redemption rights, the anticipated percentage ownership of Plutonian’s stockholders will be reduced. You should read “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Statements” for further information.

The SPAC Units, SPAC Common Stock, SPAC Warrants and SPAC Rights are currently listed on the Nasdaq Stock Market under the symbols “PLTNU,” “PLTN,” “PLTNW” and “PLTNR,” respectively. [PubCo intends to apply to list the PubCo Ordinary Shares on the Nasdaq Stock Market under the symbol “[          ]” in connection with the Closing. Plutonian cannot assure you that the PubCo Ordinary Shares will be approved for listing on Nasdaq.]

As of September 30, 2023, there was approximately US$34.3 million in Plutonian’s Trust Account (as defined below). On November 21, 2023, the last sale price of SPAC Common Stock on Nasdaq was US$10.59.

Investing in PubCo Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 31 for a discussion of information that should be considered in connection with an investment in PubCo Ordinary Shares.

Although PubCo is not currently a public reporting company, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the closing of the Business Combination (the “Closing”), PubCo will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). PubCo intends to apply for listing of the PubCo Ordinary Shares on the Nasdaq [•] Market under the proposed symbol “[•]” to be effective at the consummation of the Business Combination. It is a condition of the consummation of the Business Combination that the PubCo Ordinary Shares are approved for listing on the Nasdaq (subject only to official notice of issuance thereof). While trading on the Nasdaq [•] Market is expected to begin on the first business day following the date of completion of the Business Combination, there can be no assurance that PubCo’s securities will be listed on Nasdaq or that a viable and active trading market will develop. See “Risk Factors — Risks Related to PubCo Operating as a Public Company — Although as a Foreign Private Issuer, PubCo is exempt from certain corporate governance standards applicable to US domestic issuers, if PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.”

Investors are cautioned that you will not receive shares of a China-based operating company in connection the Business Combination but instead will receive shares of a Cayman Islands holding company that will conduct its operations through its subsidiaries based in China after the Business Combination and that this structure involves unique risks to investors.

After the Business Combination, PubCo will be a Cayman Islands holding company rather than a Chinese operating company. As a holding company with no material operations of its own, PubCo conducts all of its operations and operates its business in China through its PRC subsidiaries (“PRC Subsidiaries”), in particular, the Company and its subsidiaries. Because of PubCo’s corporate structure as a Cayman Islands holding company with operations conducted by the PRC Subsidiaries, it involves unique risks to investors. The PRC government has the authority to intervene or influence the operation of Big Tree Cloud’s business. PubCo may need to adjust our operations from time to time to address any concern that may be raised by governmental agencies or otherwise comply with their regulatory requirements or regulatory actions. The PRC government’s enforcement of PRC laws may in turn influence our operations at any time, which could cause the value of the securities of PubCo to significantly decline or become worthless and affect our ability to offer or continue to offer securities to investors. Investors in PubCo Ordinary Shares should be aware that they will not directly hold equity interests in the Chinese operating entities, but rather will hold equity solely in PubCo, the Cayman Islands holding company, which will indirectly own 100% equity interests in the PRC Subsidiaries after the Business Combination. See “Risk Factors — Risks Related to Doing Business in China — The PRC government supervises the manner in which we conduct our business activities in accordance with applicable laws and regulations, and any regulatory intervention or enforcement action by the proper regulatory authorities could result in a material adverse change in our operations and the value of PubCo’s securities,” “Risk Factors — Risks Related to Doing Business in China — Changes in China’s economic, social or other conditions or government policies could have a material adverse effect on Big Tree Cloud’s, and following the Business Combination, PubCo’s business, results of operations, financial condition, and the value of PubCo’s securities,” and “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” None of PubCo, Holdco or the Company maintains, nor will it maintain variable interest entities in the PRC (including Hong Kong and Macau) after the Closing of the Business Combination.

Following the Business Combination, PubCo will face various legal and operational risks and uncertainties relating to doing business in China. Following the Business Combination, PubCo will operate its business primarily in China, and will be subject to complex and evolving PRC laws and regulations. For example, PubCo will face risks related to regulatory approvals on overseas listings, anti-monopoly regulatory actions, and oversight on cybersecurity, data security and data privacy. Further, the PRC government has significant oversight and discretion over the conduct of PubCo’s business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals, which could result in a material adverse change in our operations, and PubCo’s securities may decline in value or become worthless. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and PubCo cannot rule out the possibility that it will in the future release regulations or policies regarding PubCo’s industry that could adversely affect PubCo’s business, financial condition and results of operations. Furthermore, the PRC government has recently exerted more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like PubCo. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to the investors in PubCo Ordinary Shares and warrants, hinder the PubCo’s ability to offer or continue to offer PubCo Ordinary Shares and warrants, result in a material adverse effect on PubCo’s business operations, and damage its reputation, which might further cause PubCo Ordinary Shares and warrants to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in China.”

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and circulated five supporting guidelines, which has become effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, the Company shall be required to comply with the filing requirements under the Overseas Listing Trial Measures in connection with the Business Combination. In addition, any future securities offerings and listings outside of mainland China by the Company, including, but not limited to, follow-on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Overseas Listing Trial Measures. Failure to complete the filing procedure or concealment of any material fact or falsification of any major content by any domestic companies in the filing documents could result in administrative penalties such as order to rectify, warnings, and fines, and certain personnel of such domestic companies, such as their controlling shareholders, actual controllers, the person directly in charge and other directly liable persons, may also be subject to administrative penalties, such as warnings and fines. As advised by Commerce & Finance Law Offices, the Company’s PRC counsel, the Company has been actively collecting necessary disclosures to the CSRC in order to fully comply with necessary filing procedures pursuant to the Overseas Listing Trial Measures, and the Company has filed with the CSRC on October 12, 2023. As of the date of this proxy statement/prospectus, the Company has not completed the filing procedures with the CSRC. For a more detailed analysis, see “Risk Factors — Risks Related to Doing Business in China — The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this Business Combination under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded.”

PRC regulators have been increasingly focused on regulation in areas of data security and data protection and the PRC regulatory requirements regarding cybersecurity are constantly evolving. Various regulatory bodies in China, specifically the Cyberspace Administration of China (the “CAC”), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the revised Cybersecurity Review Measures (the “New CAC Measures”), which became effective on February 15, 2022 and replaced the cybersecurity review measures issued in April 2020. According to Article 7 of the New CAC Measures, a network platform operator that holds personal information of more than one million users shall report to Cybersecurity Review Office for cybersecurity review when it seeks to list its securities overseas. The Company believes that neither it nor any of its PRC Subsidiaries are network platform operators engaging in data processing activities that affect or may affect national security, nor do the Company control more than one million users’ personal information, and it would not be required to apply for a cybersecurity review for the Business Combination under the New CAC Measures. For a more detailed analysis, see “Risk Factors — Risks Related to Doing Business in China — Any failure to comply with the various applicable PRC laws and regulations related to data security and cybersecurity could affect our offshore listing and lead to liabilities or other regulatory actions, which would have a material and adverse effect on our business operations.”

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the Holding Foreign Companies Accountable Act (the “HFCAA”). Under such rules, an issuer that has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction will be identified by the SEC as a “Commission-Identified Issuer.” The SEC will impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. If PubCo is identified as a Commission-Identified Issuer and has a “non-inspection” year, there is no assurance that it will be able to take remedial measures in a timely manner. Besides, pursuant to the HFCAA, on December 16, 2021, the PCAOB issued its determinations (the “PCAOB Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the Board is unable to inspect or investigate completely.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (“MOF”) of the People’s Republic of China, which governs inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol released by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control, including positions taken by authorities of the PRC. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

The Company’s auditor, Audit Alliance LLP, an independent registered public accounting firm headquartered in Singapore, is currently subject to the U.S. laws, pursuant to which the PCAOB conducts regular inspections to access its compliance with the applicable professional standards. Audit Alliance LLP has been registered with PCAOB since April 2019 and is currently subject to PCAOB inspections. Although the Company believes that the HFCAA and the related regulations do not currently affect it, the Company cannot assure you that there will not be any further implementations and interpretations of the HFCAA or the related regulations, which might pose regulatory risks to and impose restrictions on the Company because of its operations in mainland China. Recent developments with respect to audits of China-based companies, such as the Company, create uncertainty about the ability of their auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, the investors may be deprived of the benefits of PCAOB’s oversight of the Company’s auditor through such inspections. We could still face the risk of delisting and cease of trading of our securities from a stock exchange or an over-the-counter market in the United States under the HFCAA, as amended by the Consolidated Appropriations Act, 2023, and the securities regulations promulgated thereunder if the PCAOB determines that it is unable to inspect and investigate completely our registered public accounting firms for a period of two consecutive years, and that as a result an exchange may determine to delist our securities. For more details, see “Risk Factors — Risks Related to Doing Business in China — Our independent registered public accounting firm’s audit documentation related to their audit reports included in this registration statement/prospectus include audit documentation located in China. PCAOB may not be able to inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection which could result in limitations or restrictions to our access to the U.S. capital markets. Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act (“HCFAA”) after the Business Combination if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ordinary shares.”

Similar to conducting business in other foreign jurisdictions outside of the U.S., we face certain risks arising from a foreign legal system, including risks and uncertainties regarding the changes, interpretation and enforcement of laws and the evolving status of rules and regulations in China, and as a company with limited operating history, we may not be prepared or capable of complying with the changes in a timely matter. Under the current PRC legal system, we believe that, immediately after the completion of the Business Combination, PubCo is not required to obtain any permits, authorizations, or approvals as a holding company with no actual business operation. However, we cannot predict future developments in the PRC legal system. If any PRC laws, rules or regulations is amended or new laws, rules or regulations is published, after the completion of the Business Combination, PubCo may need to procure additional permits, authorizations and approvals for its operations, which it may not be able to obtain. Our inability to obtain such permits or authorizations may materially adversely affect its business, financial condition and results of operations. Following the Business Combination, cash will be transferred among PubCo and the PRC Subsidiaries in the following manners: (i) funds may be transferred to the PRC Subsidiaries, from PubCo as needed through Holdco, BRIGHT CONNECTED LIMITED (“BVI Subsidiary”) and HONGKONG PLOUTOS INTERNATIONAL HOLDINGS LIMITED (“Hong Kong Subsidiary”) in the form of capital contributions or shareholder loans, as the case may be; (ii) dividends or other distributions may be paid by the PRC Subsidiaries, to PubCo through Hong Kong Subsidiary, BVI Subsidiary and Holdco. As a holding company, PubCo may rely on dividends and other distributions on equity paid by the PRC Subsidiaries. If any of the PRC Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to PubCo. Current PRC regulations permit PRC Subsidiaries to pay dividends to PubCo through the Hong Kong Subsidiary only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. PubCo is permitted under the laws of Cayman Islands to provide funding to its subsidiaries in mainland China, British Virgin Islands and Hong Kong Special Administrative Region of China (“Hong Kong” or

“Hong Kong SAR”) through loans or capital contributions without restrictions on the amount of the funds. Each of Hong Kong Subsidiary and BVI Subsidiary is also permitted under the laws of Hong Kong SAR and British Virgin Islands, respectively, to provide funding to PubCo through dividend distributions without restrictions on the amount of the funds. As of the date of this proxy statement/prospectus, there has not been any funds transferred from the Holdco, BVI Subsidiary or Hong Kong Subsidiary to the PRC Subsidiaries. In the future, however, cash proceeds raised from overseas financing activities, including the Business Combination, may be transferred by PubCo to PRC Subsidiaries via capital contribution or shareholder loans. As of the date of this proxy statement/prospectus, there have not been any such dividends or other distributions from PRC Subsidiaries to the Hong Kong Subsidiary, BVI Subsidiary, Holdco or Holdco’s shareholders outside of China.

Pursuant to Plutonian’s amended and restated certificate of incorporation, Plutonian is providing its public stockholders with the opportunity to redeem all or a portion of their shares of SPAC Common Stock at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the Special Meeting, including interest, less taxes payable, divided by the number of then outstanding shares of SPAC Common Stock that were sold as part of the SPAC Units in Plutonian’s initial public offering (the “IPO”), subject to the limitations described herein. SPAC Public Stockholders may elect to redeem their shares even if they vote for the Business Combination or do not vote at all. Plutonian has no specified maximum redemption threshold under Plutonian’s amended and restated certificate of incorporation, except that Plutonian will not redeem its common stock in an amount that would cause Plutonian’s net tangible assets to be less than US$5,000,001 upon consummation of its initial business combination (such that it is not subject to the SEC’s “penny stock” rules). Holders of outstanding SPAC Warrants and SPAC Rights do not have redemption rights in connection with the Business Combination.

Plutonian is providing this proxy statement/prospectus and accompanying proxy card to its stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. The Insiders, including the Sponsor, which owns approximately [     ]% of SPAC Common Stock as of the record date, have agreed to vote its SPAC Common Stock in favor of the Business Combination Proposal, the Redomestication Proposal, the Merger Issuance Proposal, the PIPE Issuance Propoosal, the PubCo Charter Proposal, and the Adjournment Proposal.

Each stockholder’s vote is very important. Whether or not you plan to attend the Special Meeting online, please submit your proxy card without delay. Plutonian’s stockholders may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a stockholder from being able to vote online at the meeting. If you are a holder of record and you attend the Special Meeting, you may withdraw your proxy and vote online at the meeting. Assuming that a quorum is present, attending the Special Meeting either online or by proxy and abstaining from voting will have the same effect as voting against all the Proposals. Broker non-votes will have no effect on any of the Proposals.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted in favor of each of the Proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting online, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting of stockholders and, if a quorum is present, will have the effect of a vote against the Business Combination Proposal and no effect on the Adjournment Proposal. If you are a stockholder of record and you attend the Special Meeting, you may withdraw your proxy and vote online at the meeting.

Following the Business Combination, PubCo will be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

Following the Business Combination, PubCo will also be a “foreign private issuer” as defined in the Exchange Act, and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, PubCo’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, PubCo will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Immediately upon the completion of the Business Combination, Mr. Wenquan Zhu, the founder of Big Tree Cloud and the chairman and chief executive officer of PubCo will beneficially own [50,000,000] PubCo Ordinary Shares, representing approximately [•]% of the total issued and outstanding share capital and [•]% of the aggregate voting power of PubCo, assuming no redemption by SPAC Public Stockholders in addition to the redemption of 2,510,358 SPAC Common Stock in connection with SPAC’s special meeting on August 8, 2023. Therefore, PubCo is, and expects to continue to be a “controlled company” under the Nasdaq Stock Market Listing Rules, and may elect not to comply with certain corporate governance requirements, including the requirement that [a majority of its directors be independent], as defined in the Nasdaq Stock Market Listing Rules, and the requirement that [the compensation committee and nominating and corporate governance committee consist entirely of independent directors]. The interests of Mr. Wenquan Zhu may not be the same as or may even conflict with your interests. For example, Mr. Wenquan Zhu could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

The accompanying proxy statement/prospectus provides Plutonian’s stockholders with detailed information about the Business Combination and other matters to be considered at the special meeting of Plutonian’s stockholders. We encourage you to read the entire accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 31 of the accompanying proxy statement/prospectus.

The Plutonian Board has unanimously approved the Merger Agreement, and unanimously recommends that Plutonian’s stockholders vote “FOR” approval of each of the Proposals. When you consider Plutonian Board’s recommendation of these Proposals, you should keep in mind that Plutonian’s directors and officers have interests in the Business Combination that may conflict with or differ from your interests as a stockholder. See the section titled “Summary of the Proxy Statement/Prospectus — Interests of Certain Persons in the Business Combination.”

On behalf of the Plutonian Board, I thank you for your support and we look forward to the successful consummation of the Business Combination.

Sincerely,

Wei Kwang Ng
Chief Executive Officer
Plutonian Acquisition Corp.
[ ], 2024

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [         ], 2024, and is first being mailed to Plutonian Stockholders on or about [             ], 2024.

HOW TO OBTAIN ADDITIONAL INFORMATION

If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by Plutonian with the Securities and Exchange Commission, such information is available without charge upon written or oral request. Please contact our proxy solicitor, at:

General inquiries:
First Cover Stock Transfer, LLC
450 7th Avenue, Suite 905
New York, NY 10123
Telephone: (888) 866-0270
Email: proxysupport@firstcover.com

Voting assistance:
Equity Stock Transfer, LLC
237 W 37th Street, Suite 602
New York, NY 10018
Telephone: (212) 575-5757
Email: proxy@equitystock.com

If you would like to request documents, please do so no later than one week prior to the meeting date to receive them before the Special Meeting. Please be sure to include your complete name and address in your request.

If your SPAC Units or SPAC Common Stock are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Please see the section titled “Where You Can Find More Information” to find out where you can find more information about Plutonian, PubCo and the Holdco. You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. None of Plutonian, PubCo and the Holdco has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

Plutonian Acquisition Corp.
1441 Broadway 3rd, 5th & 6th Floors
New York, NY 10018
(646) 969-0946

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [            ], 2024

TO THE STOCKHOLDERS OF PLUTONIAN ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Plutonian Acquisition Corp., a Delaware corporation (“Plutonian”), will be held on [            ], 2024 at 10:00 AM Eastern Time. Due to the public health concerns relating to the coronavirus pandemic, and our concerns about protecting the health and well-being of our stockholders, the board of directors of Plutonian (the “Plutonian Board”) has determined to convene and conduct the Special Meeting in a virtual meeting format at http://www.cstproxy.com/[          ]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity. The Special Meeting will be held for the following purposes:

At the Special Meeting, Plutonian’s stockholders will be asked to consider and vote upon the following proposals:

1.      The Business Combination Proposal: a proposal to approve and adopt the Merger Agreement and the Mergers (the “Business Combination Proposal” or “Proposal No. 1”). A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A;

2.      The Redomestication Proposal: a proposal to approve the “redomestication” from Delaware to Cayman Islands that will take place with respect to the new public holding company pursuant to the terms of the Merger Agreement (the “Redomestication Proposal” or “Proposal No. 2”);

3.      The Merger Issuance Proposal: a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, or Nasdaq Listing Rules, the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the Merger Agreement (the “Merger Issuance Proposal” or “Proposal No. 3”);

4.      The PIPE Issuance Proposal: a proposal to approve, for purpose of complying with applicable Nasdaq Listing Rules the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the PIPE Investment (as defined below) (the “PIPE Issuance Proposal” or “Proposal No. 4”);

5.      The PubCo Charter Proposal: a proposal to amend PubCo’s memorandum and articles of association (the “PubCo Charter Proposal” or “Proposal No. 5”). A copy of the proposed amended and restated memorandum and articles of association of PubCo is attached to the accompanying proxy statement/prospectus as Annex B;

6.      The Adjournment Proposal: a proposal to adjourn the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus (the “Adjournment Proposal” or “Proposal No. 6” and, together with the Business Combination Proposal, the Redomestication Proposal, the Merger Issuance Proposal, the PIPE Issuance Proposal and the PubCo Charter Proposal, the “Proposals”).

All of the proposals set forth above are sometimes collectively referred to herein as the “Proposals.” The Business Combination Proposal, the Redomestication Proposal, and the Merger Issuance Proposal are dependent upon each other. It is important for you to note that in the event that either of the Business Combination Proposal, the Redomestication Proposal, the Merger Issuance Proposal, or the PIPE Issuance Proposal is not approved, then Plutonian will not consummate the Business Combination. If Plutonian does not consummate the Business Combination and fails to complete an initial business combination by February 15, 2024 (or August 15, 2024 if such period is extended by the full amount of time), Plutonian will be required to dissolve and liquidate.

As of September 30, 2023, there were 5,000,767 shares of Plutonian’s common stock (“SPAC Common Stock”) issued and outstanding and entitled to vote. Only Plutonian’s stockholders who hold shares of record as of the close of business on [            ], 2024 are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. This proxy statement/prospectus is first being mailed to Plutonian’s stockholders on or about [            ], 2024. Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding SPAC Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. Assuming that a quorum is present, attending the Special Meeting either online or by proxy and abstaining from voting will have the same effect as voting against the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have the effect of a vote against the Business Combination Proposal and no effect on the Adjournment Proposal. Whether or not you plan to attend the Special Meeting online, please submit your proxy card without delay to First Cover Stock Transfer, LLC not later than the time appointed for the Special Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your shares online if you subsequently choose to attend the Special Meeting. If you fail to return your proxy card and do not attend the Special Meeting online, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. You may revoke a proxy at any time before it is voted at the Special Meeting by executing and returning a proxy card dated later than the previous one, by attending the Special Meeting online and casting your vote by ballot or by submitting a written revocation, that is received by the proxy solicitor before we take the vote at the Special Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

The Plutonian Board unanimously recommends that you vote “FOR” approval of each of the Proposals.

By order of the Board of Directors,

Wei Kwang Ng
Chief Executive Officer
Plutonian Acquisition Corp.
[ ], 2024

i

SELECTED DEFINITIONS

“Acquisition Entity”	means each of PubCo, Merger Sub 1 and Merger Sub 2.
“Acquisition Entities”	means PubCo, Merger Sub 1 and Merger Sub 2, collectively.
“Additional Agreements”	means each agreement, document, instrument and/or certificate entered into in connection with the Merger Agreement or therewith and any and all exhibits and schedules thereto.
“Adjournment Proposal” or “Proposal No. 6”	means a proposal to adjourn the Special Meeting under certain circumstances, which is more fully described in the accompanying proxy statement/prospectus.
“Plutonian” or “SPAC”	means Plutonian Acquisition Corp.
“Plutonian Board”	means the board of directors of Plutonian.
“Business Combination”	means the Mergers and the other Transactions to be consummated under the Merger Agreement.
“Business Combination Proposal” or “Proposal No. 1”	means a proposal to approve and adopt the Merger Agreement and the Mergers.
“CAC”	means Cyberspace Administration of China.
“CAGR”	means compound annual growth rate.
“Cayman Companies Act”	means the Companies Act (As Revised) of the Cayman Islands, and any statutory amendment or re-enactment thereof.
“Circular 37 Filing”

means, with respect to an individual, filing the registration formalities pursuant to the provisions of “the Notice on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents Engaging in Overseas Financing and Investing through Round-Trip Investment via Special Purpose Companies” (Hui Fa [2014] No. 37) and obtaining a foreign exchange registration receipt stamped by a competent bank as designated by SAFE or its competent local branch in the PRC, in each case with respect to the overseas direct investment to be made by such individual.

“Closing”	means the closing of the Business Combination.
“Code”	means the Internal Revenue Code of 1986, as amended.
“Company” or “Guangdong Dashuyun”

means Guangdong Dashuyun Investment Holding Group Co., Ltd., a limited liability company incorporated in the PRC, which is an indirect wholly owned subsidiary of Big Tree Cloud International Group Limited.

“Combined Company”	means PubCo and its consolidated subsidiaries after the consummation of the Business Combination.
“Continental”	means Continental Stock Transfer & Trust Company.
“CSRC”	means the China Securities Regulatory Commission.
“Deferred Underwriting Amount”

means the portion of the underwriting discounts and commissions held in the Trust Account, which the underwriters of the IPO are entitled to receive upon the Closing in accordance with the investment management trust agreement made as of November 15, 2022 by and between the SPAC and Continental, as filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the SPAC with the SEC on November 16, 2022.

“DGCL”	means Delaware General Corporation Law, as amended.

“Earn-out Event”

means the event where the Combined Company first reports that there has been, in aggregate, no less than 200 department stores, grocery stores, pharmacies, supermarkets and other retail stores or vendors, each with a gross floor area of no less than 500 square meters, engaged in selling the Combined Company’s personal care products or other consumer goods.

“Earn-out Shares”

means a one-time issuance of 20,000,000 PubCo Ordinary Shares (as equitably adjusted for share split, share combination, recapitalization or similar events) to the Holdco Shareholders upon the occurrence of the Earn-out Event.

“Effective Date”	means the date this Registration Statement on Form F-4 is declared effective.
“Exchange Act”	means the Securities Exchange Act of 1934, as amended.
“HFCAA”	means the Holding Foreign Companies Accountable Act.
“Holdco” or “Big Tree Cloud”	means Big Tree Cloud International Group Limited, an exempted company incorporated in Cayman Islands.
“Holdco Shares”	means the ordinary shares, par value US$1.0 each, of the Holdco, as equitably adjusted for share split, share combination, recapitalization or similar events.
“Holdco Shareholders”	means the holders of Holdco Shares immediately prior to the Initial Merger Effective Time.
“IFRS”	means the International Financial Reporting Standards.
“Initial Merger”	means the merger of Merger Sub 1 with and into the Holdco.
“Initial Merger Effective Time”	means the date and time as the Initial Merger becomes effective.
“Initial Stockholder”	means any of the Company’s officers or directors that may hold Insider Shares
“Insiders”	means Plutonian’s officers, directors and any holder of the Insider Shares.
“Insider Shares”

means the 1,437,500 shares of SPAC Common Stock held or controlled by the Insiders, which are currently outstanding and were issued to or transferred to, as applicable, the Insider prior to, or concurrently with, as applicable, the IPO (each an Insider Share).

“IPO”	means the initial public offering of SPAC.
“KOL”	means key opinion leader.
“lower-tier cities”	means the Chinese cities other than tier-1 cities.
“Merger Agreement”	means the Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time), by and among PubCo, Merger Sub 1, Merger Sub 2, the Holdco, the Company and the SPAC.
“Mergers”	means the Initial Merger and SPAC Merger.
“Merger Issuance Proposal” or “Proposal No. 3”

means a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the Merger Agreement.

“Merger Sub 1”	means Big Tree Cloud Merger Sub I Limited, an exempted company incorporated in Cayman Islands and a direct wholly-owned subsidiary of PubCo.
“Merger Sub 2”	means Big Tree Cloud Merger Sub II Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo.

“MIIT”	means the Ministry of Industry and Information Technology.
“MOFCOM”	means the Ministry of Commerce of the PRC.
“Nasdaq”	means The Nasdaq Stock Market LLC.
“NDRC”	means National Development and Reform Commission.
“PCAOB”	means the Public Company Accounting Oversight Board.
“PIPE Investments”	means the commitment by the PIPE Investors to purchase the PIPE Shares.
“PIPE Investors”	means certain accredited investors that entered into the PIPE Subscription Agreements.
“PIPE Issuance Proposal” or “Proposal No. 4”

means a proposal to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the PIPE Investment.

“PIPE Shares”	means an aggregate of [ ] PubCo Ordinary Shares to be purchased by the PIPE Investors pursuant to the PIPE Subscription Agreements.
“PIPE Subscription Agreements”	means the subscription agreements entered into by the PIPE Investors on [ ].
“PRC” or “China”

means the People’s Republic of China (including, for the avoidance of doubt, the Hong Kong Special Administrative Region and the Macau Special Administrative Region), and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this proxy statement/prospectus, excludes Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region.

“Proposals”	means the Business Combination Proposal, the Redomestication Proposal, the Merger Issuance Proposal, the PIPE Issuance Proposal, the PubCo Charter Proposal, and the Adjournment Proposal.
“PubCo”	means Big Tree Cloud Holdings Limited, an exempted company incorporated in Cayman Islands and a direct wholly-owned subsidiary of Holdco.
“PubCo Board”	means the board of directors of PubCo.
“PubCo Charter Proposal” or “Proposal No. 5”	means a proposal to amend PubCo’s memorandum and articles of association.
“PubCo Ordinary Shares”	means Ordinary Shares of PubCo, par value $0.0001 per share.
“PubCo Securities”	means the PubCo Ordinary Shares and PubCo Warrants, collectively.
“PubCo Warrants”	means the warrants of PubCo issued to the SPAC public stockholders upon conversion of the SPAC Warrants.
“Redomestication”	means a redomestication with respect to the new public holding company from Delaware to Cayman Islands once the Mergers are effective.
“Redomestication Proposal” or “Proposal No. 2”	means a proposal to approve the “redomestication” from Delaware to Cayman Islands that will take place with respect to the new public holding company pursuant to the terms of the Merger Agreement.
“RMB”	means Renminbi, the lawful currency of the PRC.
“SAFE”	means the State Administration of Foreign Exchange of the PRC.
“SEC”	means the United States Securities and Exchange Commission.

“Securities Act”	means the United States Securities Act of 1933, as amended.
“SPAC Charter”	means the Amended and Restated Certificate of Incorporation and the bylaws of the SPAC.
“SPAC Common Stock”	means the SPAC’s shares of common stock, par value US$0.0001 per share.
“SPAC Merger”	means the merger of Merger Sub 2 with and into the SPAC.
“SPAC Private Units”

means the units, each consisting of one share of SPAC Common Stock and one SPAC Right that the Sponsor purchased from the SPAC in a private placement concurrent with the IPO and the exercise of over-allotment option by the underwriters in the IPO.

“SPAC Public Units”	means the units, each consisting of one share of SPAC Common Stock and one SPAC Right that were issued in the IPO.
“SPAC Public Stockholders”	means, collectively, all holders of SPAC Units issued in the IPO, excluding the Sponsor and SPAC’s officers and directors to the extent that they hold such SPAC Units.
“SPAC Right”	means the issued and outstanding rights of SPAC, each such right convertible into one-sixth (1/6) of a share of SPAC Common Stock at the closing of a business combination.
“SPAC Securities”	means the SPAC Common Stock, SPAC Units, SPAC Warrants, and SPAC Rights, collectively.
“SPAC Units”	means, collectively, the SPAC Private Units and the SPAC Public Units.
“SPAC Warrant”	means each issued and outstanding redeemable warrant of the SPAC entitling the holder to purchase one share of SPAC Common Stock at a price of US$11.5 per share, subject to adjustment.
“Special Meeting”	means the special meeting of Plutonian’s stockholders to be held at 10:00 a.m., Eastern time, on [ ], 2024, as a virtual meeting at http://www.cstproxy.com/[ ].
“Sponsor”	means Plutonian Investments LLC, a Delaware limited liability company.
“tier 1 cities”

means and refers to the four largest cities in China of Beijing, Shanghai, Guangzhou and Shenzhen. The urban tier system in China is an overall assessment based on a city’s population, economic performance and strategic importance.

“tier 2 cities”

means and generally refers to the 45 Chinese cities of Chengdu, Chongqing, Hangzhou, Wuhan, Nanjing, Tianjin, Suzhou, Xi'an, Changsha, Shenyang, Qingdao, Zhengzhou, Dalian, Dongguan, Ningbo, Xiamen, Fuzhou, Wuxi, Hefei, Kunming, Harbin, Jinan, Foshan, Changchun, Wenzhou, Shijiazhuang, Nanning, Changzhou, Quanzhou, Nanchang, Guiyang, Taiyuan, Yantai, Jiaxing, Nantong, Jinhua, Zhuhai, Huizhou, Xuzhou, Haikou, Ürümqi, Shaoxing, Zhongshan, Taizhou and Jiujiang. These cities are generally recognized as secondary cities compared to the consensus tier-1 cities.

v

“tier 3 cities”

means and generally refers to the 71 Chinese cities of Weifang, Baoding, Zhenjiang, Yangzhou, Guilin, Tangshan, Sanya, Huzhou, Hohhot, Langfang, Luoyang, Weihai, Yancheng, Linyi, Jiangmen, Shantou, Taizhou, Quzhou, Handan, Jining, Wuhu, Zibo, Yinchuan, Liuzhou, Mianyang, Zhanjiang, Anshan, Quzhou, Daqing, Yichang, Baotou, Xianyang, Qinhuangdao, Zhuzhou, Putian, Jilin, Huai'an, Zhaoqing, Ningde, Hengyang, Nanping, Lianyungang, Dandong, Lijiang, Jieyang, Yanbian Korean Autonomous Prefecture, Zhoushan, Lanzhou, Longyan, Luzhou, Fushun, Xiangyang, Shangrao, Yingkou, Sanming, Lishui, Yueyang, Qingyuan, Jingzhou, Tai'an, Panjin, Dongying, Nanyang, Ma'anshan, Nanchong, Xining, Xiaogan, Qiqihar. These cities are generally recognized as tertiary cities compared to the tier-1 cities and tier 2 cities.

“Transactions”	means, collectively, the Mergers and each of the other transactions contemplated by the Merger Agreement or any of the Additional Agreements.
“Trust Account”	means SPAC’s U.S.-based trust account at JP Morgan Chase, N.A., maintained by Continental Stock Transfer & Trust Company, acting as trustee.
“U.S. GAAP”	means accounting principles generally accepted in the United States of America.
“US$” or “$”	means U.S. dollars, the legal currency of the United States.

Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.25 to US$1.00, the noon buying rate on November 15, 2023, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. None of Plutonian, Pubco and the Holdco makes representation that the Renminbi or U.S. dollar amounts referred to in this proxy statement/prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On November 17, 2023, the noon buying rate for Renminbi was RMB7.21 to US$1.00.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed by PubCo (File No. 333-[      ]) with the SEC, constitutes a prospectus of PubCo under Section 5 of the Securities Act, with respect to the issuance of (1) PubCo Ordinary Shares to Plutonian’s stockholders, (2) PubCo Ordinary Shares in exchange for SPAC Rights, if the Business Combination is consummated, (3) PubCo Ordinary Shares to Holdco Shareholders in exchange for Holdco Shares (other than the Holdco Treasury Shares and the Holdco Dissenting Shares), and (4) PubCo Warrants in exchange for SPAC Warrants and (5) PubCo Ordinary Shares underlying such PubCo Warrants. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the Special Meeting at which Plutonian’s stockholders will be asked to consider and vote upon the Proposals to approve the Business Combination Proposal, the Redomestication Proposal, the Merger Issuance Proposal, the PIPE Issuance Proposal and the PubCo Charter Proposal.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

After the consummation of the Business Combination, PubCo will be a foreign private issuer and be required to file its Annual Report on Form 20-F with the SEC no later than four months following its fiscal year end. Plutonian files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Plutonian’s SEC filings, including this proxy statement/prospectus, over the internet at the SEC’s website at http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus, or any annex to this proxy statement/prospectus, are qualified in all respects by reference to the copy of the relevant contract or other annex filed with this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact Plutonian’s proxy solicitor, First Cover Stock Transfer at (888) 866-0270 or proxysupport@firstcover.com.

None of Plutonian, PubCo, the Holdco nor the other Acquisition Entities has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you any such information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of PubCo, Plutonian and/or the Holdco and may include statements for the period following the consummation of the Business Combination. Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Big Tree Cloud,” and “Big Tree Cloud’s Business.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of Plutonian and the Holdco, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Plutonian.

The forward-looking statements are based on information available as of the date of such statement, and the current expectations of the management of Plutonian, PubCo or the Holdco, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Accordingly, forward-looking statements should not be relied upon as representing the view of Plutonian, PubCo or the Holdco as of any subsequent date.

In addition, statements that Plutonian, PubCo or the Holdco “believes” and similar statements reflect such party’s beliefs and opinions on the relevant subject. These statements are based upon information available to such party as of the date of such statement, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that either Plutonian, PubCo, or the Holdco has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

You should not place undue reliance on these forward-looking statements in deciding how to grant your proxy or instruct how your vote should be cast or vote your shares on the proposals set forth in this proxy statement/prospectus. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Plutonian and the following:

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination;

•        the outcome of any legal proceedings that may be instituted against Plutonian, the Holdco or others following announcement of the Business Combination and the transactions contemplated therein;

•        the inability to complete the transactions contemplated by the Business Combination due to the failure to obtain approval of the Plutonian’s stockholders or the Holdco or other conditions to Closing in the Merger Agreement;

•        the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the Business Combination;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of PubCo and its subsidiaries, after the consummation of the Business Combination, to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

•        expectations regarding PubCo’s strategies and future financial performance, including PubCo’s future business plans or objectives, prospective performance and opportunities, competition, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends and acceptance, liquidity, cash flows and uses of cash, capital expenditures and PubCo’s ability to invest in growth initiatives;

•        anticipated trends, growth rates and challenges in the personal hygiene and care industry in general and the markets in which PubCo operates;

•        the regulatory environment and changes in laws, regulations or policies in the jurisdictions in which PubCo operates;

•        Failure to prevent security breaches or unauthorized access to PubCo’s or its third-party service providers’ data;

•        the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection and data security;

•        the effects of health epidemics, including the COVID-19 pandemic;

•        risks related to PubCo’s corporate structure;

•        costs related to the proposed Business Combination;

•        future exchange and interest rates;

•        the possibility that Plutonian or the Holdco may be adversely impacted by other economic, business, and/or competitive factors; and

•        other risks and uncertainties indicated in this proxy statement/prospectus, including those under “Risk Factors” herein, and other filings that have been made or will be made with the SEC by Plutonian or PubCo.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Plutonian, PubCo and the Holdco prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to Plutonian, PubCo and the Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, Plutonian, PubCo and the Holdco undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

x

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
AND THE SPECIAL MEETING

Q:     What is the purpose of this document?

A:     Plutonian is proposing to consummate the Business Combination. The Business Combination will be effected through the Mergers, which is described in this proxy statement/prospectus. In addition, the Merger Agreement is attached to this proxy statement/prospectus as Annex A, and is incorporated into this proxy statement/prospectus by reference. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You are encouraged to carefully read this proxy statement/prospectus, including “Risk Factors” and all the annexes hereto.

Approval of the Business Combination will require the affirmative vote of the holders of a majority of the issued and outstanding SPAC Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof.

Q:     What is being voted on at the Special Meeting?

A:     Below are the Proposals that the Plutonian’s stockholders are being asked to vote on:

•        The Business Combination Proposal to approve and adopt the Merger Agreement and the Mergers;

•        The Redomestication Proposal to approve the “Redomestication” from Delaware to Cayman Islands that will take place with respect to the new public company pursuant to the terms of the Merger Agreement;

•        The Merger Issuance Proposal to approve the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the Merger Agreement;

•        The PIPE Issuance Proposal to approve the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the PIPE Investment;

•        The PubCo Charter Proposal to amend PubCo’s memorandum and articles of association; and

•        The Adjournment Proposal to approve the adjournment of the Special Meeting in the event Plutonian does not receive the requisite stockholder vote to approve the above Proposals.

Approval of each of the Proposals requires the affirmative vote of the holders of a majority of the issued and outstanding SPAC Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. As of the record date, [      ] shares held by the Insiders, or approximately [      ]% of the outstanding SPAC Common Stock, would be voted in favor of each of the Proposals.

Q:     Are any of the proposals conditioned on one another?

A:     Yes, the Business Combination Proposal, the Redomestication Proposal, and the Merger Issuance Proposal are dependent upon each other. It is important for you to note that in the event that any of the Business Combination Proposal, the Redomestication Proposal, the Merger Issuance Proposal or the PIPE Issuance Proposal is not approved, Plutonian will not consummate the Business Combination. If Plutonian does not consummate the Business Combination and fails to complete an initial business combination by February 15, 2024, (or August 15, 2024 if such period is extended by the full amount of time), Plutonian will be required to dissolve and liquidate. The PubCo Charter Proposal are conditioned upon the approval of the Business Combination Proposal. Adoption of the Adjournment Proposal is not conditioned upon the approval of any of the other Proposals.

Q:     Do any of Plutonian’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?

A:     Plutonian’s directors and officers may have interests in the Business Combination that are different from your interests as a stockholder. In February 2022, the Insiders, including Plutonian’s directors or officers, purchased an aggregate of 1,437,500 shares of SPAC Common Stock for an aggregate purchase price of US$25,000. Simultaneously with the closing of the IPO and the exercise of over-allotment option by the underwriters in the

IPO, Plutonian consummated a private placement with the Sponsor for an aggregate of 266,125 SPAC Private Units, generating total proceeds of US$2,661,250. As of the date of this proxy statement/prospectus, the Insiders own 1,437,500 shares of SPAC Common Stock and 266,125 SPAC Private Units. If Plutonian does not consummate the Business Combination by February 15, 2024 (or August 15, 2024 if such period is extended by the full amount of time), Plutonian will be required to dissolve and liquidate and the securities held by the Insiders will be worthless because the Insiders, including the Sponsor, have agreed to waive their rights to any liquidation distributions with respect to their Insider Shares or private shares.

The exercise of Plutonian’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Plutonian stockholders’ best interests.

Q:     When and where is the Special Meeting?

A:     The Special Meeting will take place on [      ], 2024 at 10:00 a.m., Eastern Time. Due to the public health concerns relating to the coronavirus pandemic, and Plutonian’s concerns about protecting the health and well-being of Plutonian’s stockholders, the Plutonian Board has determined to convene and conduct the Special Meeting in a virtual meeting format at http://www.cstproxy.com/[      ]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with internet connectivity.

Q:     Who may vote at the Special Meeting?

A:     Only holders of record of SPAC Common Stock as of the close of business on [      ], 2024 (the record date) may vote at the Special Meeting. As of [      ], 2024, there were [      ] shares of SPAC Common Stock outstanding and entitled to vote. Please see the section titled “The Special Meeting — Record Date; Who is Entitled to Vote” for further information.

Q:     What is the quorum requirement for the Special Meeting?

A:     Stockholders representing a majority of the shares of capital stock issued and outstanding as of the record date and entitled to vote at the Special Meeting must be present online or represented by proxy in order to hold the Special Meeting and conduct business. This is called a quorum. SPAC Common Stock will be counted for purposes of determining if there is a quorum if the stockholder (1) is present and entitled to vote at the meeting, or (2) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, the Special Meeting will be adjourned to the next business day at the same time and place or to such other time and place as the directors may determine.

Q:     What vote is required to approve the Proposals?

A:     Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding SPAC Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof. Since each of the Proposals require the affirmative vote of a majority of the SPAC Common Stock present and entitled to vote at the Special Meeting or any adjournment thereof, attending the Special Meeting either online or by proxy and abstaining from voting will have the same effect as voting “AGAINST” the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals.

Q:     How will the Insiders and the Sponsor vote?

A:     The Insiders, including the Sponsor, who as of the record date, owned an aggregate of 1,703,625 shares of SPAC Common Stock (none of which were publicly purchased), or approximately [      ]% of the issued and outstanding SPAC Common Stock, have agreed to vote their respective shares acquired by them prior to or simultaneously with the IPO, as applicable, in favor of the Business Combination Proposal and other related proposals. While the Insiders, including the Sponsor, have agreed to vote their shares in favor of the Proposals, Plutonian’s stockholders should consider that the Insiders may have interests that are different from, or in addition to, those of other stockholders, and may be incentivized to complete the Business Combination even if it is with a less favorable target company or on less favorable terms, rather than liquidate.

Q:     What do I need to do now?

A:     We urge you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and consider how the Business Combination will affect you as a Plutonian stockholder. You should vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     Do I need to attend the Special Meeting to vote my shares?

A:     No. You are invited to attend the Special Meeting to vote on the Proposals described in this proxy statement/prospectus. However, you do not need to attend the Special Meeting to vote your SPAC Common Stock. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card in the pre-addressed postage paid envelope. Your vote is important. Plutonian encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:     Am I required to vote against the Business Combination Proposal in order to have my SPAC Common Stock redeemed?

A:     No. You are not required to vote against the Business Combination Proposal in order to have the right to demand that Plutonian redeem your SPAC Common Stock for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (including interest earned on your pro rata portion of the trust account, net of taxes payable). These redemption rights in respect of the SPAC Common Stock are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of SPAC Common Stock electing to exercise their redemption rights will not be entitled to receive such payments and their SPAC Common Stock will be returned to them.

Q:     How do I exercise my redemption rights?

A:     If you are a public stockholder and you seek to have your shares redeemed, you must (1) demand, no later than 5:00 p.m., Eastern time on [            ], 2024 (two business days before the Special Meeting), that Plutonian redeem your shares for cash, and (2) submit your request in writing to Plutonian’s transfer agent, at the address listed at the end of this section and deliver your shares to Plutonian’s transfer agent (physically, or electronically using the DWAC (Deposit/Withdrawal At Custodian) system) at least two business days prior to the vote at the Special Meeting.

Any corrected or changed written demand of redemption rights must be received by Plutonian’s transfer agent two business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of SPAC Common Stock as of the record date. Any public stockholder who holds SPAC Common Stock on or before [      ], 2024 (two (2) business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
Attention: Francis Wolf
Email: fwolf@continentalstock.com
Telephone: + (1) 218-845-3233

Q:     How can I vote?

A:     If you were a holder of record of SPAC Common Stock on [      ], 2024, the record date for the Special Meeting, you may vote with respect to the Proposals online at the Special Meeting, or by submitting a proxy by mail so that it is received prior to 10:00 a.m. Eastern Time on [      ], 2024, in accordance with the instructions provided to you under the section titled “The Special Meeting.” If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote online, obtain a proxy from your broker, bank or nominee.

Q:     If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:     No. Under Nasdaq rules, your broker, bank or nominee cannot vote your SPAC Common Stock with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Plutonian believes the Proposals are non-discretionary and, therefore, your broker, bank or nominee cannot vote your SPAC Common Stock without your instruction. Broker non-votes will not be considered present for the purposes of establishing a quorum and will have no effect on the Proposals. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your SPAC Common Stock; this indication that a bank, broker or nominee is not voting your SPAC Common Stock is referred to as a “broker non-vote.” Your bank, broker or other nominee can vote your SPAC Common Stock only if you provide instructions on how to vote. You should instruct your broker to vote your SPAC Common Stock in accordance with directions you provide.

Q:     What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:     Plutonian will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Special Meeting of Plutonian’s stockholders. For purposes of approval, an abstention on any Proposals will have the same effect as a vote “AGAINST” such Proposal. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting online, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting of stockholders and, if a quorum is present, will have the effect of a vote against the Business Combination Proposal and no effect on the Adjournment Proposal.

Q:     What happens if I sell my SPAC Common Stock before the Special Meeting?

A:     The record date for the Special Meeting is earlier than the date that the Business Combination is expected to be consummated. If you transfer your SPAC Common Stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Special Meeting. However, you would not be entitled to receive any PubCo Ordinary Shares following the consummation of the Business Combination because only Plutonian’s stockholders at the time of the consummation of the Business Combination will be entitled to receive PubCo Ordinary Shares in connection with the Business Combination.

Q:     Will I experience dilution as a result of the Business Combination?

A:     Prior to the Business Combination, the SPAC Public Stockholders who hold shares issued in the IPO own approximately 64.8% of issued and outstanding shares of SPAC Common Stock. After giving effect to the Business Combination and to the issuance of (1) 1,703,625 PubCo Ordinary Shares in exchange for the SPAC Common Stock held by Insiders, including 1,538,625 SPAC Common Stock held by the Sponsor, (2) 3,239,642 PubCo Ordinary Shares in exchange for SPAC Common Stock held by SPAC Public Stockholders, (3) 1,002,687 PubCo Ordinary Shares in exchange for SPAC Rights underlying all outstanding SPAC Units, (4) 57,500 PubCo Ordinary Shares in exchange for the Representative Shares, (5) 50,000,000 PubCo Ordinary Shares to be issued to the shareholders of Holdco in exchange for Holdco Shares (other than the Holdco Treasury Shares and Holdco Dissenting Shares), (6) [  ] PubCo Ordinary Shares

to the PIPE Investors, (7) the Earn-out Shares, and (8) 4,250,000 PubCo Ordinary Shares to the Financial Advisors, without giving effect to PubCo Ordinary Shares issuable upon exercise of the PubCo Warrants and conversion of the promissory notes held by Sponsor and Holdco, it is anticipated that, upon completion of the Business Combination, (i) the ownership interests in PubCo of SPAC Public Stockholders will be [5.2]% and the ownership interests in PubCo of the Sponsor, the Insiders and their respective affiliates will be [2.2]%, assuming No Redemption (as defined below); and (ii) the ownership interests in PubCo of SPAC Public Stockholders will be [2.1]% and the ownership interests in PubCo of the Sponsor, the Insiders and their respective affiliates will be [2.2]%, assuming Maximum Redemption (as defined below). If the Sponsor exercises any Assumed Private Warrants to acquire PubCo Ordinary Shares or the Sponsor or Holdco elects to convert any of the promissory notes into PubCo Ordinary Shares, the anticipated percentage ownership of SPAC Public Stockholders will be further reduced.

The following table summarizes the pro forma ownership of PubCo Ordinary Shares upon Closing of the Mergers under the scenarios below with respect to the potential redemption for cash of SPAC Common Stock:

No Redemptions scenario:    This presentation assumes that no SPAC Public Stockholders will exercise redemption rights with respect to their SPAC Common Stock for a pro rata share of the funds in the trust account by SPAC Public Stockholders in addition to the redemption of 2,510,358 SPAC Common Stock in connection with SPAC’s special meeting on August 8, 2023 (“Actual Redemption”).

50% of the Maximum Redemptions scenario:    This presentation assumes that, in addition to the Actual Redemption, SPAC Public Stockholders holding 50% of the maximum redemption amount, namely 1,277,355 SPAC Common Stock, will exercise redemption rights with respect to their SPAC Common Stock for a pro rata share of the funds in the trust account (approximately $10.45 per share). Plutonian does not have a specified maximum redemption threshold in its Charter. The maximum redemption amount is derived so that there is a minimum net tangible asset of $5,000,001 at Closing, after giving effect to the payments to redeeming shareholders.

Maximum Redemptions scenario:    This presentation assumes that, in addition to the Actual Redemption, SPAC Public Stockholders holding 2,554,710 SPAC Common Stock will exercise redemption rights with respect to their SPAC Common Stock for a pro rata share of the funds in the trust account (approximately $10.45 per share). Plutonian does not have a specified maximum redemption threshold in its Charter. The maximum redemption amount is derived so that there is a minimum net tangible asset of $5,000,001 at Closing, after giving effect to the payments to redeeming shareholders.

	No Redemption scenario			50% of the Maximum Redemption scenario			Maximum Redemption scenario
	(Shares)%			(Shares)%			(Shares)%
PubCo Ordinary Shares to be issued to Sponsor and the Insiders	1,747,979	(1)	[2.2]	1,747,979	(1)	[2.2]	1,747,979	(1)	[2.2]
PubCo Ordinary Shares to be issued to SPAC Public Stockholders	4,197,975	(2)	[5.2]	2,920,620	(3)	[3.7]	1,643,265	(4)	[2.1]
PubCo Ordinary Shares to be issued to the shareholders of Holdco	70,000,000	(5)	[87.2]	70,000,000	(5)	[88.6]	70,000,000	(5)	[90.1]
PubCo Ordinary Shares to be issued to the PIPE Investors	[ ]		[ ]	[ ]		[ ]	[ ]		[ ]
PubCo Ordinary Shares to be issued to the representative	57,500		[0.1]	57,500		[0.1]	57,500		[0.1]
PubCo Ordinary Shares to be issued to the Financial Advisors	4,250,000	(6)	[5.3]	4,250,000	(6)	[5.4]	4,250,000	(6)	[5.5]
Total Ordinary Shares	[80,253,454]		100.0%	[78,976,099]		100.0%	[77,698,744]		100.0%

____________

(1)      Including (i) 1,703,625 PubCo Ordinary Shares in exchange for the SPAC Common Stock held by Insiders, including 1,538,625 SPAC Common Stock held by the Sponsor, and (ii) 44,354 PubCo Ordinary Shares in exchange for SPAC Rights underlying SPAC Private Units.

(2)      Including (i) 3,239,642 PubCo Ordinary Shares in exchange for SPAC Common Stock underlying SPAC Public Units and (ii) 958,333 PubCo Ordinary Shares in exchange for SPAC Rights underlying SPAC Public Units.

(3)      Including (i) 1,962,287 PubCo Ordinary Shares in exchange for SPAC Common Stock underlying SPAC Public Units and (ii) 958,333 PubCo Ordinary Shares in exchange for SPAC Rights underlying SPAC Public Units.

(4)      Including (i) 684,932 PubCo Ordinary Shares in exchange for SPAC Common Stock underlying SPAC Public Units and (ii) 958,333 PubCo Ordinary Shares in exchange for SPAC Rights underlying SPAC Public Units.

(5)      Including (i) 50,000,000 PubCo Ordinary Shares in exchange for Holdco Shares (other than the Holdco Treasury Shares and Holdco Dissenting Shares) and (ii) and 20,000,000 Earn-out Shares.

(6)      Including (i) 2,000,000 PubCo Ordinary Shares to be issued to South Pacific upon Closing of the Mergers and (ii) 2,250,000 PubCo Ordinary Shares that may be issued to Flying Height upon Closing of the Mergers at the election of Guangdong Dashuyun in its sole discretion.

The following table shows the per share value of PubCo Ordinary Shares held by non-redeeming holders of SPAC Common Stock and the effective underwriting fee on a percentage basis for shares under a range of redemption scenarios:

	No Redemption scenario		50% of the Maximum Redemption scenario		Maximum Redemption scenario
Shares	[60,253,454]		[58,976,099]		[57,698,744]
Book value per share	[0.49]		[0.27]		[0.05]
Cash left in Trust Account(1)	[33,539,777]		[20,191,417]		[6,843,061]
Effective underwriting commission(2)	[6.0]	%	[10.0]	%	[29.4]	%

____________

(1)      Net of the payment of the deferred underwriting fees payable, estimated transaction costs to be paid, and repayment of related-party promissory notes in aggregate of approximately $4.9 million.

(2)      Calculated as deferred underwriting commission of approximately $2.0 million divided by Cash left in the Trust Account post redemption.

All of the relative per share value information above is for illustrative purposes only and is based upon certain assumptions as described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” Additionally, the relative per share value information above assumes the Business Combination was consummated on June 30, 2023. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.

After giving effect to all sources of dilution described above and additional dilution owing to the issuance of PubCo Ordinary Shares issuable upon exercise of the PubCo Warrants and conversion of the promissory notes held by Sponsor and Holdco, it is anticipated that, upon completion of the Business Combination, (i) the ownership interests in PubCo of SPAC Public Stockholders will be [11.5%] and the ownership interests in PubCo of the Sponsor, the Insiders and their respective affiliates will be [2.4]%, assuming No Redemption; and (ii) the ownership interests in PubCo of SPAC Public Stockholders will be [8.8]% and the ownership interests in PubCo of the Sponsor, the Insiders and their respective affiliates will be [2.5]%, assuming Maximum Redemption. The following table shows the potential impact of additional dilution owing to shares underlying PubCo Warrants and the promissory notes held by the Sponsor and Holdco.

	No Redemption scenario			50% of the Maximum Redemption scenario			Maximum Redemption scenario
	(Shares)%			(Shares)%			(Shares)%
Including Additional Dilution Sources
PubCo Ordinary Shares to be issued to Sponsor and the Insiders	1,747,979	(1)	[2.0]	1,747,979	(1)	[2.1]	1,747,979	(1)	[2.1]
PubCo Ordinary Shares to be issued to SPAC Public Stockholders	4,197,975	(2)	[4.9]	2,920,620	(3)	[3.4]	1,643,265	(4)	[2.0]
PubCo Ordinary Shares to be issued to the shareholders of Holdco	70,000,000	(5)	[81.0]	70,000,000	(5)	[82.2]	70,000,000	(5)	[83.4]
PubCo Ordinary Shares to be issued to the PIPE Investors	[ ]		[ ]	[ ]		[ ]	[ ]		[ ]
PubCo Ordinary Shares to be issued to the representative	57,500		[0.1]	57,500		[0.1]	57,500		[0.1]
PubCo Ordinary Shares to be issued to the Financial Advisors	4,250,000	(6)	[4.9]	4,250,000	(6)	[5.0]	4,250,000	(6)	[5.1]
PubCo Ordinary Shares to be issued upon exercise of the Assumed Public Warrants	5,750,000		[6.7]	5,750,000		[6.8]	5,750,000		[6.9]
PubCo Ordinary Shares to be issued upon exercise of the Assumed Private Warrants	266,125		[0.3]	266,125		[0.3]	266,125		[0.3]
PubCo Ordinary Shares to be issued upon conversion of promissory notes held by the Sponsor	[90,200]		[0.1]	[90,200]		[0.1]	[90,200]		[0.1]
PubCo Ordinary Shares to be issued upon conversion of promissory notes held by Holdco	[25,200]		[0.0]	[25,200]		[0.0]	[25,200]		[0.0]
Total Ordinary Shares	[86,384,979]		100.0%	[85,107,624]		100.0%	[83,830,269]		100.0%

____________

(1)      Including (i) 1,703,625 PubCo Ordinary Shares in exchange for the SPAC Common Stock held by Insiders, including 1,538,625 SPAC Common Stock held by the Sponsor, and (ii) 44,354 PubCo Ordinary Shares in exchange for SPAC Rights underlying SPAC Private Units.

(2)      Including (i) 3,239,642 PubCo Ordinary Shares in exchange for SPAC Common Stock underlying SPAC Public Units and (ii) 958,333 PubCo Ordinary Shares in exchange for SPAC Rights underlying SPAC Public Units.

(3)      Including (i) 1,962,287 PubCo Ordinary Shares in exchange for SPAC Common Stock underlying SPAC Public Units and (ii) 958,333 PubCo Ordinary Shares in exchange for SPAC Rights underlying SPAC Public Units.

(4)      Including (i) 684,932 PubCo Ordinary Shares in exchange for SPAC Common Stock underlying SPAC Public Units and (ii) 958,333 PubCo Ordinary Shares in exchange for SPAC Rights underlying SPAC Public Units.

(5)      Including (i) 50,000,000 PubCo Ordinary Shares in exchange for Holdco Shares (other than the Holdco Treasury Shares and Holdco Dissenting Shares) and (ii) and 20,000,000 Earn-out Shares.

(6)      Including (i) 2,000,000 PubCo Ordinary Shares to be issued to South Pacific upon Closing of the Mergers and (ii) 2,250,000 PubCo Ordinary Shares that may be issued to Flying Height upon Closing of the Mergers at the election of Guangdong Dashuyun in its sole discretion.

Q:     Are Holdco Shareholders required to approve the Merger?

A:     Yes. Holdco Shareholders’ approval of the Mergers and the Merger Agreement is required to consummate the Business Combination. In the event that the Mergers or the Merger Agreement fails to be authorized or approved by Holdco Shareholders, Plutonian can terminate the Merger Agreement.

Q:     Is the consummation of the Business Combination subject to any conditions?

A:     Yes. The obligations of each of Plutonian, the Holdco and the Acquisition Entities to consummate the Business Combination are subject to conditions, as more fully described in the section titled “Summary of the Proxy Statement/Prospectus — The Business Combination and the Merger Agreement” in this proxy statement/prospectus.

Q:     Are any of the conditions waivable by the parties?

A:     Yes. The parties may elect to waive conditions to closing to the extent it would still be legally permissible to proceed with the Business Combination. For example, if SPAC stockholders do not approve the Business Combination it cannot be consummated. However, while it is a condition to closing that the shares be approved for trading on Nasdaq, if such listing could not be obtained, the parties could decide to proceed with the Business Combination and waive this condition. The Plutonian Board will have the power to waive any conditions that may be waived in its sole judgment even if Plutonian stockholders have already approved the Business Combination. For additional information see the section titled “Proposal One — The Business Combination Proposal — Conditions to Closing.”

Q:     Can I change my vote after I have mailed my proxy card?

A:     Yes. You may change your vote at any time before your proxy is voted at the Special Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the Special Meeting online and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Special Meeting. If you hold your SPAC Common Stock through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

General inquiries:
First Cover Stock Transfer, LLC
450 7th Avenue, Suite 905
New York, NY 10123
Telephone: (888) 866-0270
Email: proxysupport@firstcover.com

Voting assistance:
Equity Stock Transfer, LLC
237 W 37th Street, Suite 602
New York, NY 10018
Telephone: (212) 575-5757
Email: proxy@equitystock.com

Q:     Should I send in my stock certificates now?

A:     Yes. Plutonian’s stockholders who intend to have their shares redeemed should send their certificates or tender their shares electronically no later than two business days before the Special Meeting. Please see the section titled “The Special Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your ordinary shares for cash.

Q:     When is the Business Combination expected to occur?

A      Assuming the requisite stockholder approvals are received, Plutonian expects that the Business Combination will occur as soon as practicable following the Special Meeting, but only after the registration of the applicable Plan of Merger by the Registrar of Companies of the Cayman Islands with respect to the Initial Merger. However, if Plutonian anticipates that it may not be able to consummate the Business Combination on or before February 15, 2024, pursuant to the Merger Agreement, the Company may select, at its sole discretion, as to whether to make the extension, and if so selected, the Company shall deposit in an escrow account established by Wilson Sonsini Goodrich & Rosati, Professional Corporation as the escrow agent by February 10, 2024, US$210,000 to extend the existence of Plutonian for three (3) months.

Q:     Who will manage PubCo?

A:     As a condition to the closing of the Business Combination, all of the officers and directors of Plutonian will resign. For more information on PubCo’s current and anticipated management, see the section titled “PubCo’s Directors and Executive Officers after the Business Combination” in this proxy statement/prospectus.

Q:     What happens if the Business Combination is not consummated?

A:     If the Business Combination is not consummated, Plutonian may seek another suitable business combination. If Plutonian does not consummate a business combination by February 15, 2024 (or August 15, 2024 if such period is extended by the full amount of time), then pursuant to Article Sixth of its amended and restated certificate of incorporation, Plutonian’s officers must take all actions necessary in accordance with the General Corporation Law of Delaware to dissolve and liquidate Plutonian as soon as reasonably practicable. Following dissolution, Plutonian will no longer exist as a company. In any liquidation, the funds held in the Trust Account, plus any interest earned thereon (net of taxes payable), together with any remaining out-of-trust net assets will be distributed pro-rata to holders of SPAC Common Stock who acquired such shares in the IPO or in the aftermarket. The estimated consideration that each share of SPAC Common Stock would be paid at liquidation would be approximately US$[  ] per share for stockholders based on amounts on deposit in the Trust Account as of [    ], 2024. The closing price of SPAC Common Stock on Nasdaq as of November 21, 2023 was US$10.59. The Sponsor and the Insiders waived the right to any liquidation distribution with respect to any SPAC Common Stock held by them.

Q:     What happens to the funds deposited in the Trust Account following the Business Combination?

A:     Following the Closing, holders of SPAC Common Stock exercising redemption rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds will be released to PubCo and utilized to fund working capital needs of PubCo. As of September 30, 2023, there was approximately US$34.3 million in the Trust Account. Plutonian estimates that approximately US$[      ] per outstanding share issued in the IPO will be paid to the public investors exercising their redemption rights. Any funds remaining in the Trust Account after such uses will be used for future working capital and other corporate purposes of the combined entity.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     In the event that a U.S. Holder (as defined in “Proposal No. 2 The Redomestication Proposal — Material U.S. Federal Income Tax Consequences”) elects to redeem its SPAC Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of SPAC Common Stock under Section 302 of the Code. If the redemption qualifies as a sale or exchange of SPAC Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in SPAC Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for SPAC Common Stock redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. It is unclear, however, whether the redemption rights with respect to SPAC Common Stock have suspended the applicable holding period for this purpose. The deductibility of capital losses is subject to limitations. See the section titled “Proposal No. 2 The Redomestication Proposal — Material U.S. Federal Income Tax Consequences — Certain U.S. Federal Income Tax Consequences of Exercising Redemption Rights.”

Q:     Will holders of SPAC Common Stock, SPAC Rights or SPAC Warrants be subject to U.S. federal income tax on the PubCo Ordinary Shares received in the Business Combination?

A:     Subject to the limitations and qualifications described in the section of this proxy statement/prospectus titled “Proposal No. 2 The Redomestication Proposal — Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Business Combination,” for U.S. Federal income tax purposes, the parties to the Merger Agreement intend that the exchange of SPAC Common Stock and SPAC Rights for PubCo Ordinary Shares and the conversion of shares of Merger Sub 2 to shares of SPAC Common Shares and SPAC Rights pursuant to the SPAC Merger (together with certain other transactions contemplated by the Merger Agreement) will qualify as a tax-deferred exchange under Section 351(a) of the Code. The receipt of PubCo Warrants in exchange for SPAC Warrants, however, is not expected to be a tax-deferred transaction.

The provisions of Section 351(a) of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond SPAC or PubCo’s control. For example, if more than 20% of the PubCo Ordinary Shares were subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for Section 351(a) treatment would be violated. However, we do not expect that any of the PubCo Ordinary Shares issued in the Business Combination that will be subject to contractual restrictions on transfer will be subject to an arrangement or agreement by its owner to sell or dispose of such shares upon the issuance of those shares in the Business Combination.

Moreover, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. (“foreign”) corporation in a transaction that qualifies as a reorganization, the U.S. person is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations.

Provided that the Mergers qualify as a tax-deferred exchange pursuant to Section 351 of the Code, the additional requirements for tax-deferred treatment under Section 367(a) of the Code are satisfied, and, in the case of U.S. Holders of SPAC Rights, such SPAC Rights are treated for U.S. federal income tax purposes as exchanged with PubCo for PubCo Ordinary Shares (instead of PubCo being treated as satisfying SPAC’s obligations under the SPAC Rights with PubCo Ordinary Shares), a U.S. Holder will generally not recognize gain or loss with respect to the exchange of SPAC Common Stock SPAC Warrants or SPAC Rights, as applicable, for PubCo Ordinary Shares and PubCo Warrants pursuant to the Mergers, except that gain (but not loss) will generally be recognized upon the exchange of SPAC Common Stock or SPAC Rights and SPAC Warrants for PubCo Ordinary Shares and PubCo Warrants in an amount equal to the lesser of (i) the fair market value of the PubCo Warrants received, and (ii) the amount of gain realized on the exchange. Such U.S. Holder’s (i) tax basis in its PubCo Ordinary Shares received in the Merger will generally equal the adjusted tax basis of SPAC Common Stock or SPAC Rights and SPAC Warrants surrendered in exchange therefor, increased by any gain recognized, and decreased by the fair market value of the PubCo Warrants received, and (ii) holding period for the PubCo Ordinary Shares will generally include the period during which such U.S. Holder held SPAC Common Stock or SPAC Rights and SPAC Warrants.

If the Mergers do not qualify as a tax-deferred exchange, then a U.S. Holder that exchanges its SPAC Common Stock, SPAC Rights or SPAC Warrants, as applicable, for PubCo Ordinary Shares and PubCo Warrants pursuant to the Mergers will recognize gain or loss (provided, however, that loss shall not be recognized if the Mergers qualify as a transaction governed by Section 351 of the Code and the requirements of Section 367(a) of the Code are not satisfied) equal to the difference between (1) the fair market value of the PubCo Ordinary Shares and PubCo Warrants received and (2) the U.S. Holder’s adjusted tax basis in the SPAC Common Stock or SPAC Rights and SPAC Warrants exchanged.

A U.S. Holder that exchanges only SPAC Warrants for PubCo Warrants pursuant to the Mergers will recognize gain or loss equal to the difference between (1) the fair market value of the PubCo Warrants received and (2) the U.S. Holder’s adjusted tax basis in the SPAC Warrants exchanged.

The tax consequences of the Mergers are complex and will depend on your particular circumstances. For a more detailed discussion of certain U.S. federal income tax consequences of the Mergers and the Business Combination, see the section titled “Proposal No. 2 The Redomestication Proposal — Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Business Combination” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Business Combination.

Q:     Who can help answer my questions?

A:     If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact Plutonian’s proxy solicitor at:

First Cover Stock Transfer, LLC
450 7th Avenue, Suite 905
New York, NY 10123
Telephone: (888) 866-0270
Email: proxysupport@firstcover.com

You may also obtain additional information about Plutonian from documents filed with the SEC by following the instructions in the section titled “Where You Can Find Additional Information.”

DELIVERY OF DOCUMENTS TO Plutonian’S sTOCKholders

Pursuant to the rules of the SEC, Plutonian and vendors that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus, unless Plutonian has received contrary instructions from one or more of such stockholders. Upon written or oral request, Plutonian will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement may likewise request that Plutonian deliver single copies of this proxy statement/prospectus in the future. Stockholders may notify Plutonian of their requests by contacting our proxy solicitor as follows:

First Cover Stock Transfer, LLC
450 7th Avenue, Suite 905
New York, NY 10123
Telephone: (888) 866-0270
Email: proxysupport@firstcover.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire proxy statement/prospectus, including the Merger Agreement (and the related Exhibits attached thereto) attached as Annex A, PubCo’s Amended and Restated Memorandum and Articles of Association attached as Annex B. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the redemption rights by Plutonian’s stockholders.

The Parties to the Business Combination

Plutonian Acquisition Corp.

Plutonian Acquisition Corp. is a blank check company incorporated as a Delaware corporation on March 11, 2021. Plutonian was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On November 15, 2022, Plutonian consummated its IPO of 5,750,000 SPAC Units, which includes the full exercise of the underwriter’s over-allotment option of 750,000 SPAC Units. Each SPAC Unit consists of one share of Common Stock, one redeemable SPAC Warrant entitling its holder to purchase one share of Common Stock at a price of $11.50 per whole share, and one SPAC Right to receive one-sixth (1/6) of a share of Common Stock upon the consummation of an initial business combination. The SPAC Units were sold at an offering price of $10.00 per SPAC Unit, generating gross proceeds of $57,500,000.

Simultaneously with the closing of the IPO on November 15, 2022, Plutonian consummated the private placement with the Sponsor, purchasing 266,125 SPAC Private Units at a price of $10.00 per SPAC Private Unit, generating total proceeds of $2,661,250. The SPAC Private Units (and the underlying securities) are identical to the SPAC Units sold in the IPO, except as otherwise disclosed in the IPO registration statement. No underwriting discounts or commissions were paid with respect to such sale.

Upon closing of the IPO, the underwriters’ full exercise of the over-allotment options and the concurrent sales of SPAC Private Units, a total of US$58,506,250 (US$10.175 per public SPAC Unit) was placed in a U.S.-based trust account (the “Trust Account”) with Continental Stock Transfer & Trust Company (“Continental”) acting as trustee and can be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest only in direct U.S. government treasury obligations.

All of the proceeds Plutonian received from these purchases above, together with the interests earned on the funds held in the trust account and except for payment of its franchise and income taxes if any, shall not be released to it until the earlier of the completion of its initial business combination and the redemption of the shares of common stock sold in the IPO upon its failure to consummate a business combination within the required period.

On August 8, 2023, the stockholders of Plutonian voted to amend the SPAC Charter to provide that Plutonian may extend the time for it to complete a business combination up to four times for an additional three months each time, from August 15, 2023 to August 15, 2024 (the later such date actually extended being referred to as the “Extended Date”).

On August 1, 2023, $210,000 was deposited into the Trust Account to extend the business combination period from August 15, 2023 to November 15, 2023. Further on November 9, 2023, $210,000 was deposited into the Trust Account to extend the business combination period from November 15, 2023 to February 15, 2024. Accordingly, Plutonian now has until February 15, 2024, to complete its initial business combination.

If Plutonian does not complete a Business Combination by February 15, 2024 (or August 15, 2024 if such period is extended by the full amount of time), the proceeds from the sale of the SPAC Private Units will be used to fund the redemption of the public shares of SPAC Common Stock (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

As of September 30, 2023, cash of US$613,763 were held outside of the Trust Account and is available for working capital purposes.

The SPAC Units, SPAC Common Stock, SPAC Warrants and SPAC Rights are currently listed on the Nasdaq Stock Market under the symbols “PLTNU,” “PLTN,” “PLTNW” and “PLTNR,” respectively.

The mailing address of our principal executive office is 1441 Broadway 3rd, 5th & 6th Floors, New York NY 10018. Our telephone number is 646-969-0946.

Big Tree Cloud

Big Tree Cloud International Group Limited (“Big Tree Cloud” or “Holdco”) is a consumer-oriented, mission-driven, and technology-empowered company dedicated to the development, production and sales of personal care products in China. In particular, it is focused on the development and production of feminine hygiene products including sterilized feminine pads, menstrual pants and other feminine hygiene products. Big Tree Cloud is driven to establish a platform devoted to our modern, health-conscious and independent-minded consumers who demand high-quality and well-designed products to satisfy their personal care needs. Big Tree Cloud incorporated a consumer to manufacturer and merchant model as part of its platform to connect online and offline operations to create a community for consumers to provide product feedbacks and requests for its products. For Big Tree Cloud’s core feminine care products, consumer feedbacks and suggestions are of particular importance for its product development and delivery of high-quality products. These channels and resources lead the market movement towards a quality self-care lifestyle in the course of Big Tree Cloud’s pursuit to accomplish its mission.

Holdco is an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operation. It conducts its business through its subsidiaries in the PRC, mainly Guangdong Dashuyun Investment Holding Group Co., Ltd. Its principal place of business is located at Room 3303, Building 1, Zhongliang Yunjing Plaza, Heshuikou Community, Matian Street, Guangming District, Shenzhen 518083, PRC and its phone number is +86 0755 2759-5623. Holdco’s registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

For more information on Big Tree Cloud, please see the sections titled “Big Tree Cloud’s Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Big Tree Cloud.”

PubCo

PubCo is a wholly-owned subsidiary of Holdco and an exempted company incorporated in the Cayman Islands with limited liability on September 25, 2023 for the purpose of effecting the Business Combination and will serve as the publicly traded parent company of Big Tree Cloud following the Business Combination. The address and telephone number for PubCo’s principal executive offices following the Business Combination are the same as those for Holdco.

Merger Sub 1

Big Tree Cloud Merger Sub I Limited (“Merger Sub 1”) was incorporated in the Cayman Islands on October 3, 2023 as a wholly-owned subsidiary of PubCo for purpose of effecting the Business Combination. Following the consummation of the Business Combination, Merger Sub 1 will have merged with and into Holdco, with Holdco surviving the merger as a wholly-owned subsidiary of PubCo.

Merger Sub 2

Big Tree Cloud Merger Sub II Inc. (“Merger Sub 2”) was incorporated in the state of Delaware on October 6, 2023 and is a wholly-owned subsidiary of PubCo formed to consummate the Business Combination. Following the consummation of the Business Combination, Merger Sub 2 will have merged with and into Plutonian, with Plutonian surviving the merger as a wholly-owned subsidiary of PubCo.

Organizational Structure

Prior to the Business Combination

The following diagram sets forth Big Tree Cloud’s corporate structure as of the date of this proxy statement/prospectus.

Mr. Wenquan Zhu
100%
CONNECTED SUPERSTAR LIMITED (BVI)
100%
PLOUTOS GROUP LIMITED (BVI)
100%
Big Tree Cloud International Group Limited (Cayman Islands)
100%
Big Tree Cloud Holdings Limited (Cayman Islands)
100%
BRIGHT CONNECTED LIMITED (BVI)
100%
Big Tree Cloud Merger Sub II Inc. (Delaware)
100%
Big Tree Cloud Merger Sub I Limited (Cayman Islands)
100%
HONGKONG PLOUTOS INTERNATIONAL HOLDINGS LIMITED (Hong Kong)
Outside of mainland China
Within mainland China
100%
Guangdong Dashuyun Investment Holding Group Co., Ltd. (PRC)
100%
Dongguan Dashuyun Daily Products Co., Ltd. (PRC)
100%
Shenzhen Dashuyun Commercial Chain Management Co., Ltd. (PRC)
100%
Shenzhen Dashuyun Import and Export Trading Co., Ltd. (PRC)
100%
Shenzhen Surprise Cloud Trading Co., Ltd. (PRC)
100%
Jiangsu Dashuyun Commercial Chain Management Co., Ltd. (PRC)
100%
Liaoning Dashuyun Commercial Chain Management Co., Ltd. (PRC)
100%
Jilin Dashuyun Commercial Chain Management Co., Ltd. (PRC)
100%
Sichuan Dashuyun Commercial Management Co., Ltd. (PRC)

As of the date of this proxy statement/prospectus, Plutonian does not have any subsidiaries.

Following the Business Combination

The following diagram sets forth PubCo’s corporate structure, including PubCo’s principal subsidiaries. In this diagram, the share ownership percentages of PubCo are calculated after giving effect to the Business Combination and to the issuance of (1) 1,703,625 PubCo Ordinary Shares in exchange for the SPAC Common Stock held by Insiders, including 1,538,625 SPAC Common Stock held by the Sponsor, (2) 3,239,642 PubCo Ordinary Shares in exchange for SPAC Common Stock held by SPAC Public Stockholders, (3) 1,002,687 PubCo Ordinary Shares in exchange for SPAC Rights underlying all outstanding SPAC Units, (4) 57,500 PubCo Ordinary Shares in exchange for the Representative Shares, (5) 50,000,000 PubCo Ordinary Shares to be issued to the shareholders of Holdco in exchange for Holdco Shares (other than the Holdco Treasury Shares and Holdco Dissenting Shares), (6) [    ] PubCo Ordinary Shares to the PIPE Investors, (7) the Earn-out Shares, and (8) 4,250,000 PubCo Ordinary Shares to the Financial Advisors, without giving effect to PubCo Ordinary Shares issuable upon exercise of the PubCo Warrants and conversion of the promissory notes held by Sponsor and Holdco.

PIPE Investor
Mr. Wenquan Zhu(1)
Sponsor and Insiders
Plutonian public shareholders
Financial Advisors
EF Hutton
[•]%
[•]%
[•]%
[•]%
[•]%
[•]%
100%
Big Tree Cloud Holdings Limited (Cayman Islands)
100%
100%
Big Tree Cloud International Group Limited (Cayman Islands)
Plutonian Acquisition Corp. (Delaware)
100%
BRIGHT CONNECTED LIMITED (BVI)
100%
HONGKONG PLOUTOS INTERNATIONAL HOLDINGS LIMITED (Hong Kong)
Outside of mainland China
100%
Within mainland China
Guangdong Dashuyun Investment Holding Group Co., Ltd. (PRC)
100%
100%
100%
100%
Dongguan Dashuyun Daily Products Co., Ltd. (PRC)
Shenzhen Dashuyun Commercial Chain Management Co., Ltd. (PRC)
Shenzhen Dashuyun Import and Export Trading Co., Ltd. (PRC)
Shenzhen Surprise Cloud Trading Co., Ltd. (PRC)
100%
100%
100%
100%
Jiangsu Dashuyun Commercial Chain Management Co., Ltd. (PRC)
Liaoning Dashuyun Commercial Chain Management Co., Ltd. (PRC)
Jilin Dashuyun Commercial Chain Management Co., Ltd. (PRC)
Sichuan Dashuyun Commercial Management Co., Ltd. (PRC)

(1)      Mr. Wenquan Zhu will hold shares in PubCo through Connected Superstar Limited and Ploutos Group Limited.

Terms of the Business Combination

On October 9, 2023, Plutonian, PubCo, Holdco, Merger Sub 1 and Merger Sub 2 entered into the Merger Agreement.

Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, (i) Merger Sub 1 will merge with and into the Holdco whereby the separate existence of Merger Sub 1 will cease and Holdco will be the surviving corporation of the Initial Merger and become a wholly owned subsidiary of PubCo, and (ii) following the Initial Merger Effective Time, Merger Sub 2 will merge with and into SPAC, the separate existence of Merger Sub 2 will cease and SPAC will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo.

The Mergers imply a current equity value of the Company at $500 million prior to the closing of the Mergers. As a result of the Mergers, among other things, (i) each outstanding share in Holdco shall automatically be cancelled, and in exchange for the right to receive newly issued ordinary shares in PubCo at the Holdco Exchange Ratio; (ii) each outstanding SPAC Unit will be automatically detached; (iii) each unredeemed outstanding share of

SPAC Common Stock will be cancelled in exchange for the right to receive one PubCo Ordinary Share, (iv) each outstanding SPAC Rights will be cancelled and cease to exist in exchange for the right to receive one-sixth (1/6) PubCo Ordinary Share, and (v) each outstanding SPAC Warrant will be cancelled in exchange for the right to receive one PubCo Warrant. Each outstanding PubCo Ordinary Share will have a value at the time of the Closing of $10.00.

In addition, following the Closing, PubCo will issue an aggregate of up to 20,000,000 PubCo Ordinary Shares as the Earn-out Shares to the Holdco’s shareholders who hold Holdco’s shares as of immediately prior to the Initial Merger Effective Time on a pro rata basis upon the occurrence of the Earn-out Event. Earn-out Event is defined as the event where the Company Group first reports that there has been, in aggregate, no less than 200 department stores, grocery stores, pharmacies, supermarkets and other retail stores or vendors, each with a gross floor area of no less than 500 square meters, engaged in selling the Company Group’s personal care products or other consumer goods.

The following summaries of the Merger Agreement and the other agreements to be entered into by the parties in connection therewith are qualified in their entirety by reference to the text of the Merger Agreement and such other agreements. Capitalized but undefined terms in this Section shall have the same meaning as assigned to it in the Merger Agreement, which is attached as Exhibit 2.1 hereto and incorporated herein by reference.

Representations and Warranties

In the Merger Agreement, the Company and Holdco (collectively, the “Warrantors”) make certain representations and warranties (with certain exceptions set forth in the Company’s disclosure schedule) with respect to Holdco and the Company (collectively with respective subsidiaries, the “Company Group”) and the Acquisition Entities, including matters relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) absence of conflicts; (d) capital structure and validity of share issuance; (e) accuracy of charter documents and corporate records; (f) required consents and approvals; (g) financial information; (h) absence of certain changes or events; (i) title to assets and properties; (j) material contracts; (k) ownership of real property; (l) licenses and permits; (m) compliance with laws, including those relating to foreign corrupt practices and money laundering; (n) ownership of intellectual property; (o) customers and suppliers; (p) employment and labor matters; (q) taxes matters; (r) environmental matters; (s) that neither Holdco nor the Company is an investment company; (t) privacy and data protection; (u) no alternative transactions, (v) litigation, and other customary representations and warranties.

In the Merger Agreement, Plutonian makes certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) absence of conflicts; (d) litigation; (e) brokers and finders; (f) capital structure and validity of share issuance; (g) minimum trust fund amount; (h) validity of Nasdaq Stock Market listing; (i) SEC filing requirements and financial statements; (j) material contracts; (k) compliance with laws, including those relating to foreign corrupt practices and money laundering; (l) taxes matters; (m) that SPAC is not an investment company; (n) no alternative transactions, and other customary representations and warranties.

Conduct Prior to Closing; Covenants

Each of Holdco, the Company, and Plutonian has agreed to, and agreed to cause their respective subsidiaries to, use commercially reasonable efforts to, conduct their respective business only in the ordinary course consistent with past practice, prior to the Closing, and not to take certain specified actions without the prior written consent of the other party.

The Parties also agree that the Company and the SPAC shall use their respective commercially reasonable efforts to enter into definitive agreements to raise additional investment no less than $10 million (the “PIPE Investment”).

The Merger Agreement also contains covenants providing for:

•        each party providing access to their books and records and providing information relating to their respective business to the other party, its legal counsel and other representatives;

•        each party having obligation to promptly notify the other party for notices and other communications it has received in relation to certain matters of the transactions contemplated under the Merger Agreement;

•        Company to deliver the audited financial statements as of and for the fiscal years ended June 30, 2022 and 2023 no later than seven (7) business days following the date of the Merger Agreement;

•        Plutonian to make appropriate arrangements with respect to the funds in its trust account;

•        exculpation, indemnification, advancement of expenses, and insurance arrangement in favor of directors and officers of Plutonian and Company Group;

•        parties’ cooperation in making filings with the SEC; and

•        that the Company may, at its sole discretion, select (but shall not be in any way obligated) to pay certain amounts to extend the time Plutonian has to complete a business combination under certain circumstances and if necessary.

Conditions to Closing

Each party may elect to waive conditions to its obligations to consummate the Closing in accordance with the Merger Agreement to the extent it would still be legally permissible to proceed with the Business Combination. For example, if SPAC stockholders do not approve the Business Combination it cannot be consummated. However, while it is a condition to closing that the shares be approved for trading on Nasdaq, if such listing could not be obtained, the parties could decide to proceed with the Business Combination and waive this condition. If the Closing occurs, all conditions to a party’s obligations to consummate the Closing that have not been fully satisfied as of the Closing will be deemed to have been waived by such party.

General Conditions

Consummation of the transactions under the Merger Agreement is conditioned on, among other things,

(i)     the absence of any applicable Law prohibiting the transactions;

(ii)    the Form F-4 having been declared effective by the SEC;

(iii)   each of the additional agreements described in the Merger Agreement having been entered into, provided that no less than 95% of the Closing Payment Shares shall be subject to the Company Shareholders Lock-up Agreement (this condition is waivable); and

(iv)   the requisite approval of the shareholders of Plutonian and Holdco having been obtained.

Plutonian’s Conditions

The obligation of Plutonian to consummate the Closing is conditioned upon, in addition to the conditions described above and among other things, the following:

•        Company Group complying with all of the obligations under the Merger Agreement in all material respects (this condition is waivable);

•        the Fundamental Representations of the Warrantors being true and correct in all material respects and representations of the Warrantors other than the Fundamental Representations being true and correct except to the extent that would not have a Company Material Adverse Effect (this condition is waivable);

•        there having been no material adverse effect on the business of Company (this condition is waivable);

•        the receipt by Plutonian of certain certificate signed by the chief executive officer of the Company (this condition is waivable);

•        the receipt by Plutonian of (1) a filed copy of the amended and restated memorandum and articles of association of the Surviving Corporation in the form annexed to the Plan of Initial Merger as in effect as of the Closing Date, (2) the copies of resolutions duly adopted by the board of directors of the Holdco authorizing the Merger Agreement and the transactions contemplated hereby and evidencing the required Holdco shareholder approval, and (3) a recent certificate of good standing as of a date no earlier than thirty (30) days prior to the Closing Date regarding the Holdco from the jurisdiction in which the Holdco is incorporated (this condition is waivable);

•        the requisite third party consents having been obtained (this condition is waivable);

•        the governmental approvals having been obtained, and

•        the receipt by Plutonian a copy of each of the Additional Agreements to which the Company is a party duly executed by the Company and such Additional Agreement remaining in full force and effect (this condition is waivable).

Holdco’s Conditions

The obligation of Holdco’s obligation to consummation the Closing is conditioned upon, in addition to the conditions described in the first paragraph and among other things, the following:

•        Plutonian complying with all of their obligations under the Merger Agreement in all material respects (this condition is waivable);

•        disregarding all qualifiers relating to materiality and SPAC Material Adverse Effect, the representations and warranties of Plutonian being true and correct except to the extent that would not have a SPAC Material Adverse Effect (this condition is waivable);

•        there having been no material adverse effect on Plutonian (this condition is waivable);

•        the receipt by the Company of certain certificate signed by an authorized officer of Plutonian (this condition is waivable);

•        Plutonian shall have completed its share redemption in accordance with the Merger Agreement and its proxy statement;

•        Plutonian complying with the applicable reporting requirements under the Securities Act and Exchange Act;

•        Plutonian having executed and delivered to the Company each Additional Agreement to which Plutonian is a party (this condition is waivable);

•        Directors designated by the Holdco having been appointed to the board of directors of the SPAC, effective as of the Closing (this condition is waivable);

•        PubCo remaining listed on Nasdaq and the additional listing application for the Merger Consideration Shares having been approved by Nasdaq (this condition is waivable); and

•        SPAC having no outstanding Indebtedness as of the Closing Date, except to the extent reflected in the SPAC Transaction Expenses Certificate (this condition is waivable).

Termination

The Merger Agreement may be terminated as follows:

•        in the event the Closing has not occurred by August 15, 2024, by Plutonian or the Company, provided that the party seeking to terminate this Merger Agreement has not committed any material breach; or

•        in the event Plutonian or the Company has committed any material breach and such breach is not cured within fifteen (15) days following receipt of a notice of breach from the other party, the non-breaching party may terminate this Merger Agreement by giving notice to the other party and the breaching party shall be obligated to pay the non-breaching party a break-up fee of $500,000 promptly after termination by the non-breaching party.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the actual agreement, which is filed as Exhibit 2.1 hereto.

Pro Forma Capitalization

The pro forma equity valuation of PubCo upon consummation of the Business Combination is estimated to be approximately US$500 million. Upon the consummation of the Business Combination, all the Holdco Shareholders (other than those holding Holdco Treasury Shares and Holdco Dissenting Shares) will own approximately [      ]% of the outstanding PubCo Ordinary Shares and all the former stockholders of Plutonian (including the Sponsor) will own approximately [      ]% of the outstanding PubCo Ordinary Shares. Such outstanding PubCo Ordinary Shares include the issuance of (1) 1,703,625 PubCo Ordinary Shares in exchange for the SPAC Common Stock held by Insiders, including 1,538,625 SPAC Common Stock held by the Sponsor, (2) 3,239,642 PubCo Ordinary Shares in exchange for SPAC Common Stock held by SPAC Public Stockholders, (3) 1,002,687 PubCo Ordinary Shares in exchange for SPAC Rights underlying all outstanding SPAC Units, (4) 57,500 PubCo Ordinary Shares in exchange for the Representative Shares, (5) 50,000,000 PubCo Ordinary Shares in exchange for Holdco Shares (other than the Holdco Treasury Shares and Holdco Dissenting Shares), (6) [          ] PubCo Ordinary Shares to the PIPE Investors, (7) the Earn-out Shares, and (8) 4,250,000 PubCo Ordinary Shares to the Financial Advisors, without giving effect to PubCo Ordinary Shares issuable upon exercise of the PubCo Warrants and conversion of the promissory notes held by Sponsor and Holdco. These relative share numbers and percentages assume no redemption by SPAC Public Stockholders in addition to the redemption of 2,510,358 SPAC Common Stock in connection with SPAC’s special meeting on August 8, 2023.

Merger Consideration

At the time at which the Initial Merger becomes effective (the “Initial Merger Effective Time”), pursuant to the Initial Merger, each Holdco Share that is issued and outstanding immediately prior to the Initial Merger Effective Time, other than (1) any Holdco Treasury Shares and (2) any Holdco Dissenting Shares, shall automatically be cancelled and cease to exist in exchange for the right to receive such number of PubCo Ordinary Share at the Holdco Exchange Ratio.

At the time at which the SPAC Merger becomes effective (the “SPAC Merger Effective Time”), pursuant to the SPAC Merger: (1) each SPAC Unit that is outstanding immediately prior to the SPAC Merger Effective Time, shall be automatically detached and the holder thereof shall be deemed to hold one share of SPAC Common Stock, one SPAC Warrant and one SPAC Right in accordance with the terms of the applicable SPAC Unit (“Unit Separation”); (2) immediately following the Unit Separation, each share of SPAC Common Stock that is issued and outstanding immediately prior to the SPAC Merger Effective Time (including each share of SPAC Common Stock converted from SPAC Rights) shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued, fully paid and non-assessable PubCo Ordinary Share without interest; (3) immediately following the Unit Separation, every six (6) SPAC Rights that were issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be converted to one share of SPAC Common Stock; and (4) immediately following the Unit Separation, each SPAC Warrant that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be cancelled and cease to exist in exchange for one PubCo Warrant.

In consideration of the Mergers, PubCo will issue (1) 1,703,625 PubCo Ordinary Shares in exchange for the SPAC Common Stock held by Insiders, including 1,538,625 SPAC Common Stock held by the Sponsor, (2) 3,239,642 PubCo Ordinary Shares in exchange for SPAC Common Stock held by SPAC Public Stockholders, assuming no redemption by SPAC Public Stockholders in addition to the redemption of 2,510,358 SPAC Common Stock in connection with SPAC’s special meeting on August 8, 2023, (3) 1,002,687 PubCo Ordinary Shares in exchange for SPAC Rights underlying all outstanding SPAC Units, (4) 57,500 PubCo Ordinary Shares in exchange for the Representative Shares, and (5) 50,000,000 PubCo Ordinary Shares in exchange for Holdco Shares (other than the Holdco Treasury Shares and Holdco Dissenting Shares).

In addition, following the Closing, PubCo will issue an aggregate of up to 20,000,000 Earn-out Shares to the Holdco’s shareholders who hold Holdco’s shares as of immediately prior to the effective time of the Initial Merger on a pro rata basis. The Earn-out Shares will be issued upon the event where the Combined Company first reports that there has been, in aggregate, no less than 200 department stores, grocery stores, pharmacies, supermarkets and other retail stores or vendors, each with a gross floor area of no less than 500 square meters, engaged in selling the Combined Company’s personal care products or other consumer goods. PubCo will further issue 4,250,000 PubCo Ordinary Shares to the Financial Advisors, upon the consummation of the Business Combination.

Additional Agreements Executed at the Signing of the Merger Agreement

Holdco Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, the sole shareholder of the Holdco, has entered into a voting and support agreement with the Holdco, the Company, each of the Acquisition Entities and Plutonian, pursuant to which such sole shareholder agrees to, among other things, vote in favor of the transactions contemplated by the Merger Agreement.

Sponsor Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, Sponsor has entered into and delivered a support agreement with the Holdco, the Company, each of the Acquisition Entities and Plutonian, pursuant to which the Sponsor has agreed, among others, to vote in favor of the Merger Agreement and the transactions contemplated thereunder at the SPAC Special Meeting in accordance with the Insider Letter.

Additional Agreements to be Executed at Closing

In addition to the Merger Agreement, the following agreements will be entered into in connection with the Closing.

Shareholders Lock-Up Agreement

The sole shareholder of the Holdco will enter into an agreement with the PubCo, to be effective as of the Closing, pursuant to which at least ninety-five percent (95%) of the Merger Consideration Shares shall be subject to a lock-up in accordance with the terms and conditions thereunder.

Registration Rights Agreement

In connection with the transactions, PubCo shall enter into an amended and restated registration rights agreement with the sole shareholder of the Holdco and the initial shareholders of Plutonian to provide for the registration of the PubCo Ordinary Shares.

The Proposals

At the Special Meeting, Plutonian’s stockholders will be asked to vote on (1) the Business Combination Proposal; (2) the Redomestication Proposal; (3) the Merger Issuance Proposal; (4) the PIPE Issuance Proposal; (5) the PubCo Charter Proposal; and (6) the Adjournment Proposal.

Please see the section titled “The Special Meeting of Plutonian’s Stockholders” on page 86 for more information on the foregoing Proposals.

Voting Securities, Record Date

As of September 30, 2023, there were 5,000,767 shares of SPAC Common Stock issued and outstanding. Only SPAC Public Stockholders of record as of the close of business on [             ], 2024 are entitled to vote at the Special Meeting or any adjournment of the Special Meeting. Approval of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding SPAC Common Stock present and entitled to vote at the Special Meeting.

The Insiders, including the Sponsor, which owns approximately [ ]% of SPAC Common Stock as of the record date, have agreed to vote their SPAC Common Stock in favor of the Business Combination Proposal, and the Sponsor has further agreed to vote for each of the Redomestication Proposal, the Merger Issuance Proposal, the PIPE Issuance Proposal, PubCo Charter Proposal, and the Adjournment Proposal. The Insiders intend to vote for the Redomestication Proposal, the Merger Issuance Proposal, the PIPE Issuance Proposal, PubCo Charter Proposal, and the Adjournment Proposal.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Plutonian will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current shareholders of Holdco having a majority of the voting power of the post-combination company, Holdco’s senior management comprising all of the senior management of the post-combination company, the relative size of Holdco compared to Plutonian, and Holdco’s operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Holdco issuing stock for the net assets of Plutonian, accompanied by a recapitalization. The net assets of Plutonian will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Holdco.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Plutonian Board in favor of adoption of the Business Combination Proposal, the Redomestication Proposal and the other related Proposals, you should keep in mind that Plutonian’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including the following:

•        If the proposed Business Combination is not completed by February 15, 2024 (or August 15, 2024 if such period is extended by the full amount of time), Plutonian will be required to liquidate. In such event, the 1,437,500 shares of SPAC Common Stock held by the Insiders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately US$15.3 million based on the closing price of SPAC Common Stock of US$10.64 on Nasdaq as of January 12, 2024;

•        If the proposed Business Combination is not completed by February 15, 2024 (or August 15, 2024 if such period is extended by the full amount of time), the 266,125 SPAC Private Units purchased by the Sponsor for a total purchase price of US$2,661,250, will be worthless. Such Private Units had an aggregate market value of approximately US$2.9 million based on the closing price of SPAC Unit of US$10.77 on Nasdaq as of January 12, 2024. If Plutonian is able to complete a business combination within the required time period, the Sponsor and Insiders may receive a positive return on the Plutonian securities held by them, even if SPAC Public Stockholders may experience a negative return on their investment in the SPAC Common Stocks after consummation of the Business Combination;

•        The Sponsor’s aggregate at risk capital is US$3,483,380, comprised of 1,272,500 Insider Shares (US$22,130), 266,125 SPAC Private Units (US$2,661,250), and amounts outstanding under the promissory notes (US$800,000). Such Insider Shares had an estimated aggregate market value of $[        ] based upon the closing price of $[        ] per SPAC Common Stock on Nasdaq on the Record Date. Such units had an estimated aggregate value of $[        ] based on the closing price of $[        ] per SPAC Unit on Nasdaq on the Record Date. As of the date of this proxy statement/prospectus, the Sponsor and its affiliates do not have out-of-pocket expenses awaiting reimbursement. If Plutonian is unable to complete a business combination within the required time period, the Insider Shares and the securities underlying the SPAC Private Units will expire worthless, and the promissory notes may only be repaid with working capital held outside the Trust Account and not with proceeds held in the Trust Account. The Sponsor and its affiliates do not otherwise have any amounts otherwise owed or payable by Plutonian. The Sponsor does not hold any interest in Big Tree Cloud;

•        The aggregate at risk capital of Plutonian’s officers and directors is US$2,871, representing consideration paid for the 165,000 Insider Shares. Such Insider Shares had an estimated aggregate market value of $[        ] based upon the closing price of $[        ] per SPAC Common Stock on Nasdaq on the Record Date. If Plutonian is unable to complete a business combination within the required time period, such Insider Shares will be worthless. The directors and officers of Plutonian do not hold any interest in Big Tree Cloud;

•        The exercise of Plutonian’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Plutonian’s stockholders’ best interest;

•        Plutonian’s officers and directors, the Sponsor and its affiliates will be reimbursed for any reasonable fees and out-of-pocket expenses incurred in connection with activities on Plutonian’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (including the Business Combination). As of September 30, 2023, an aggregate of US$50,855 had been incurred or accrued in respect of such expense reimbursement obligation;

•        The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•        In order to fund working capital deficiencies in connection with a Business Combination, Plutonian’s insiders, officers and directors or their affiliates may, but are not obligated to, loan Plutonian funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the Business Combination, without interest, or, at the lender’s discretion, up to US$600,000 of the notes may be converted upon consummation of the Business Combination into SPAC Private Units at a price of $10.00 per unit (which, for example, would result in the holders being issued units to acquire 70,000 shares of SPAC Common Stock (which includes 10,000 shares of SPAC Common Stock issuable upon exercise of rights and 60,000 SPAC Warrants). If Plutonian does not complete a business combination, the loans would be repaid out of funds not held in the Trust Account, and only to the extent available. As of September 30, 2023, the Sponsor loaned to Plutonian an aggregate of $500,000;

•        None of our officers and directors is required to commit their full time to Plutonian’s affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities;

•        In the course of their other business activities, Plutonian’s officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to Plutonian as well as the other entities with which they are affiliated. Plutonian’s officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by Plutonian. Thus, Plutonian’s officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Plutonian’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Plutonian, subject to application fiduciary duties under Delaware laws. The SPAC Charter provides that Plutonian renounces its interest in any corporate opportunity offered to any director or officer of Plutonian. This waiver allows Plutonian’s directors and officers to allocate opportunities based on a combination of the objectives and fundraising needs of the target as well as the investment objectives of the entity. Plutonian does not believe that the waiver of the application of the corporate opportunity doctrine in the SPAC Charter otherwise had a material impact on its search for a potential business combination target;

•        Plutonian’s existing directors and officers will be eligible for continued indemnification and continued coverage under Plutonian’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Merger Agreement; and

•        The Sponsor pursuant to the Merger Agreement is entitled to designate one independent director to the board of directors of the PubCo upon the closing of the Business Combination. As such, in the future, such designated director may receive fees for her or his service as a director, which may consist of cash or stock-based awards, and any other remuneration that the board of directors of the PubCo determines to pay to its non-employee directors.

The existence of financial and personal interests of one or more of Plutonian’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Plutonian and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, Plutonian’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. These interests may influence the Plutonian Board in making its recommendation that you vote in favor of the approval of the Business Combination Proposal, Redomestication Proposal and the other Proposals.

Plutonian’s directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Plutonian Board, the Merger Agreement and the transactions contemplated therein, including the Business Combination. However, the Plutonian Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the IPO and would be included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company, and (iii) this business combination was structured so that the business combination may be completed even if Plutonian public stockholders redeem a substantial portion of the shares of SPAC Common Stock. The Plutonian Board concluded that the potential benefits that it expected Plutonian and its stockholders to achieve as a result of the merger outweighed the potentially negative and other factors associated with the merger. Accordingly, the Plutonian Board unanimously determined that the merger and the transactions contemplated by the merger agreement, were advisable and in the best interests of Plutonian and its stockholders.

Interest of Financial Advisors and Due Diligence Consultant in the Business Combination

South Pacific Gyre Investment Limited (“South Pacific”) was retained by Plutonian to provide financial advisory services including identifying potential targets, analyzing the target’s business, operations and financing plans, identifying and securing financing from financing sources and facilitating a potential public trading market listing. South Pacific has agreed to be paid entirely in PubCo Ordinary Shares, in an amount of 2,000,000 PubCo Ordinary Shares which equal to 4% of the equity value of Big Tree Cloud, provided that all the PubCo Ordinary Shares issuable to South Pacific shall be subject to a lock-up arrangement for a period of at least six (6) months.

Flying Height Consulting Services Limited (“Flying Height”, together with South Pacific, the “Financial Advisors”) was retained by Guangdong Dashuyun to provide financial advisory services including identifying potential PIPE Investors and preparing investor presentation and roadshow materials. Flying Height is entitled to receive, at the election of Guangdong Dashuyun, in its sole discretion, US$22,5000,000 or 2,250,000 PubCo Ordinary Shares upon Closing of the Mergers as compensation for its professional services, provided that the Closing of the Business Combination is consummated within the term of the engagement between Guangdong Dashuyun and Flying Height, which is 18 months from November 9, 2023.

Recommendations of the Plutonian Board to the Plutonian’s stockholders

After careful consideration of the terms and conditions of the Merger Agreement, the Plutonian Board has determined that Business Combination and the Transactions are fair to and in the best interests of Plutonian and its stockholders. In reaching its decision with respect to the Business Combination and the Redomestication, the Plutonian Board reviewed various industry and financial data and the due diligence and evaluation materials provided by the Holdco. The Plutonian Board did not obtain a fairness opinion on which to base its assessment. The Plutonian Board recommends that Plutonian’s stockholders vote:

•        FOR the Business Combination Proposal;

•        FOR the Redomestication Proposal;

•        FOR the Merger Issuance Proposal;

•        FOR the PIPE Issuance Proposal;

•        FOR the PubCo Charter Proposal; and

•        FOR the Adjournment Proposal.

Comparison of Rights of Stockholders of Plutonian and Shareholders of PubCo

If the Business Combination is successfully completed, holders of SPAC Common Stock will become holders of PubCo Ordinary Shares and their rights as shareholders will be governed by PubCo’s constitutional documents. Please see “Description of PubCo’s Share Capital — Comparison of Rights of PubCo Shareholders and Plutonian’s stockholders” beginning on page 193 for more information.

Emerging Growth Company

Each of Plutonian and PubCo is, and consequently, following the Business Combination, the PubCo will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, the PubCo will be eligible to take advantage of Our Business Startups Act of 2012 (the “JOBS Act”). As such, the PubCo will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find the PubCo’s securities less attractive as a result, there may be a less active trading market for the PubCo’s securities and the prices of the PubCo’s securities may be more volatile.

The PubCo will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which the PubCo has total annual gross revenue of at least $1.235 billion, or (c) in which the Pubco is deemed to be a large accelerated filer, which means the market value of the Pubco Class A Ordinary Shares that is held by non-affiliates equals or exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter; and (2) the date on which the PubCo has issued more than US$1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Holding Company Structure

After the Business Combination, PubCo will be a Cayman Islands holding company rather than a Chinese operating company. As a holding company with no material operations of its own, PubCo conducts all of its operations and operates its business in China through its PRC subsidiaries (“PRC Subsidiaries”), in particular, the Company and its subsidiaries. Because of PubCo’s corporate structure as a Cayman Islands holding company with operations conducted by the PRC Subsidiaries, it involves unique risks to investors. The PRC government has the authority to intervene or influence the operation of Big Tree Cloud’s business. PubCo may need to adjust our operations from time to time to address any concern that may be raised by governmental agencies or otherwise comply with their regulatory requirements or regulatory actions. The PRC government’s enforcement of PRC laws may in turn influence our operations at any time, which could cause the value of PubCo’s securities to significantly decline or become worthless and affect PubCo’s ability to offer or continue to offer securities to investors. Investors in PubCo Ordinary Shares should be aware that they will not directly hold equity interests in the Chinese operating entities, but rather will hold equity solely in PubCo, the Cayman Islands holding company, which will indirectly own 100% equity interests in the PRC Subsidiaries after the Business Combination. See “Risk Factors — Risks Related to Doing Business in China — The PRC government supervises the manner in which we conduct our business activities in accordance with applicable laws and regulations, and any regulatory intervention or enforcement action by the proper regulatory authorities could result in a material adverse change in our operations and the value of PubCo’s securities,” “Risk Factors — Risks Related to Doing Business in China — Changes in China’s economic, social or other conditions or government policies could have a material adverse effect on Big Tree Cloud’s, and following the Business Combination, PubCo’s business, results of operations, financial condition, and the value of PubCo’s securities,” and “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” None of PubCo, Holdco or the Company maintains, nor will it maintain variable interest entities in the PRC (including Hong Kong and Macau) after the Closing of the Business Combination.

Similar to conducting business in other jurisdictions outside of the U.S., we face certain risks arising from a foreign legal system, including risks and uncertainties regarding the changes, interpretation and enforcement of laws and the evolving status of rules and regulations in China, and as a company with limited operating history, we may not be prepared or capable of complying with the changes in a timely matter. Under the current PRC legal system, we believe that, immediately after the completion of the Business Combination, PubCo is not required to obtain any permits, authorizations, or approvals as a holding company with no actual business operation. However, we cannot predict future developments in the PRC legal system. If any PRC laws, rules or regulations is amended or new laws, rules or regulations is published, after the completion of the Business Combination, PubCo may need to procure additional permits, authorizations and approvals for its operations, which it may not be able to obtain. Our inability to obtain such permits or authorizations may materially adversely affect its business, financial condition and results of operations.

The Holding Foreign Company Accountable Act

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA. Under such rules, an issuer that has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction will be identified by the SEC as a “Commission-Identified Issuer.” The SEC will impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. If PubCo is identified as a Commission-Identified Issuer and has a “non-inspection” year, there is no assurance that it will be able to take remedial measures in a timely manner. Besides, pursuant to the HFCAA, on December 16, 2021, the PCAOB issued its determinations (the “PCAOB Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the Board is unable to inspect or investigate completely.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (“MOF”) of the People’s Republic of China, which governs inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol released by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control, including positions taken by authorities of the PRC. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

The Company’s auditor, Audit Alliance LLP, an independent registered public accounting firm headquartered in Singapore, is currently subject to the U.S. laws, pursuant to which the PCAOB conducts regular inspections to access its compliance with the applicable professional standards. Audit Alliance LLP has been registered with PCAOB since April 2019 and is currently subject to PCAOB inspections. Although the Company believes that the HFCAA and the related regulations do not currently affect it, the Company cannot assure you that there will not be any further implementations and interpretations of the HFCAA or the related regulations, which might pose regulatory risks to and impose restrictions on the Company because of its operations in mainland China. Recent developments with respect to audits of China-based companies, such as the Company, create uncertainty about the ability of their auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, the investors may be deprived of the benefits of PCAOB’s oversight of the Company’s auditor through such inspections. We could still face the risk of delisting and cease of trading of our securities from a stock exchange or an over-the-counter market in the United States under the HFCAA, as amended by the Consolidated Appropriations Act, 2023, and the securities regulations promulgated thereunder if the PCAOB determines that it is unable to inspect and investigate completely our registered public accounting firms for a period of two consecutive years, and that as a result an exchange may determine to delist our securities. For more details, see “Risk Factors — Risks Related to Doing Business in China — Our independent registered public accounting firm’s audit documentation related to their audit reports included in this registration statement/prospectus include audit documentation located in China. PCAOB may not be able to inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection which could result in limitations or restrictions to our access to the U.S. capital markets. Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act (“HCFAA”) after the Business Combination if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ordinary shares.”

Foreign Private Issuer

Following the Business Combination, PubCo will become a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, PubCo will be permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq Stock Market LLC (“Nasdaq”)

applicable to U.S. domestic companies. For example, PubCo is not required to (1) have a majority of the board consisting of independent directors, (2) have an audit committee be composed of at least three members, or (3) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. [PubCo intends to rely on some of these exemptions, and as a result, PubCo’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements.] As a foreign private issuer, PubCo will also be subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose.

Controlled Company

[Immediately upon the completion of the Business Combination, Mr. Wenquan Zhu, the founder of Big Tree Cloud and the chairman and chief executive officer of PubCo, will beneficially own 50,000,000 PubCo Ordinary Shares, representing approximately [•]% of the total issued and outstanding share capital and [•]% of the aggregate voting power of PubCo, assuming no redemption by SPAC Public Stockholders in addition to the redemption of 2,510,358 SPAC Common Stock in connection with SPAC’s special meeting on August 8, 2023. Therefore, PubCo is, and expects to continue to be a “controlled company” under the Nasdaq Stock Market Listing Rules, and may elect not to comply with certain corporate governance requirements, including the requirement that [a majority of its directors be independent], as defined in the Nasdaq Stock Market Listing Rules, and the requirement that [the compensation committee and nominating and corporate governance committee consist entirely of independent directors]. The interests of Mr. Wenquan Zhu may not be the same as or may even conflict with your interests. For example, Mr. Wenquan Zhu could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Regulatory Approvals

The Business Combination is not subject to any governmental, federal or state regulatory requirement or approval, except for (1) the filings with the PRC government necessary for the consummation of the Business Combination, (2) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the payment of the applicable fees under the DGCL necessary to effectuate the Merger, and (3) the filings and registration with the Cayman Islands Registrar of Companies and the payment of the applicable fees under the Cayman Companies Act necessary to effectuate the Business Combination. As Big Tree Cloud’s businesses are substantially based in mainland China, the Business Combination is not expected to result in “control” of a “U.S. business” by a “foreign person”. Additionally, the business of Big Tree Cloud is not to be deemed to have a nexus to “critical technologies,” “covered investment critical infrastructure,” and/or “sensitive personal data” under the regulations administered by the Committee on Foreign Investment in the United States (CFIUS), therefore we do not believe that the Business Combination will be subject to review by a U.S. government entity, such as CFIUS.

PRC Approval

CSRC Approval

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules require that an offshore special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies or assets and controlled by PRC individuals or entities to obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. While the application of the approval under the M&A Rules remains unclear, based on the opinion of Commerce & Finance Law Offices, the Company’s PRC counsel, the Company believes that the CSRC approval under the M&A Rules would not be required in the context of the Business Combination, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether the Business Combination are subject to the M&A Rules; and (ii) when the Company set up its offshore holding structure, the

Company was a then existing foreign-invested entity and not a PRC domestic company as defined under the M&A Rules, and the acquisition by Hong Kong Subsidiary of the equity interest in the Company was not subject to the M&A Rules. However, there can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and circulated five supporting guidelines, which has become effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, the Company shall be required to comply with the filing requirements under the Overseas Listing Trial Measures in connection with the Business Combination. In addition, any future securities offerings and listings outside of mainland China by the Company, including, but not limited to, follow-on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Overseas Listing Trial Measures. Failure to complete the filing procedure or concealment of any material fact or falsification of any major content by any domestic companies in the filing documents could result in administrative penalties such as order to rectify, warnings, and fines, and certain personnel of such domestic companies, such as their controlling shareholders, actual controllers, the person directly in charge and other directly liable persons, may also be subject to administrative penalties, such as warnings and fines. As advised by Commerce & Finance Law Offices, the Company’s PRC counsel, the Company has been actively collecting necessary disclosure to the CSRC in order to fully comply with necessary filing procedures pursuant to the Overseas Listing Trial Measures, and the Company has submitted a filing with the CSRC with respect to the Business Combination on October 12, 2023. As of the date of this proxy statement/prospectus, the Company has not completed the filing procedures with the CSRC. If the Company fails to complete required filing procedures for the Business Combination and the listing of PubCo’s securities on Nasdaq, the Business Combination may not be consummated. As of the date of this proxy statement/prospectus, other than correspondence with the CSRC in connection with the CSRC filing procedures, the Company has not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to this Business Combination. As the Overseas Listing Trial Measures was newly published and there is uncertainty with respect to the filing requirements and their implementation, the Company cannot be sure that it will be able to complete such filing in a timely manner or at all. Any failure or perceived failure by the Company to comply with such filing requirements under the Overseas Listing Trial Measures may result in forced rectification, warnings and fines against the Company and could materially hinder its ability to consummate the Business Combination. Plutonian, PubCo, Holdco, the Company and other Acquisition Entities will not consummate the Business Combination without first completing the CSRC filing and receiving the CSRC approval under the Overseas Listing Trial Measures, even if the securityholders of Plutonian have approved the Business Combination in the extraordinary general meeting. For a more detailed analysis, see “Risk Factors — Risks Related to Doing Business in China — The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this Business Combination under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded.”

Cybersecurity Review

PRC regulators have been increasingly focused on regulation in areas of data security and data protection and the PRC regulatory requirements regarding cybersecurity are constantly evolving. Various regulatory bodies in China, specifically the CAC, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. The CAC, together with 12 other departments, jointly revised and promulgated the Measures for Cybersecurity Review, or the New Measures for Cybersecurity Review (the “New CAC Measures”), which came into effect on February 15, 2022 and replace the prior Measures for Cybersecurity Review promulgated on April 13, 2020. According to Article 7 of the New CAC Measures, a network platform operator that holds personal information of more than one million users shall report to Cybersecurity Review Office for cybersecurity review when it seeks to list its securities overseas. The Company believes that neither it nor any of its PRC Subsidiaries are network platform operators engaging in data processing activities that affect or may affect national security, nor do the Company control more than one million users’ personal information, and that the Company would not be required to apply for a cybersecurity review for the Business Combination under the New CAC Measures. For a more detailed analysis, see “Risk Factors — Risks Related to Doing Business in China — Any failure to comply with the various applicable PRC laws and regulations related to data security and cybersecurity could affect our offshore listing and lead to liabilities or other regulatory actions, which would have a material and adverse effect on our business operations.”

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”), which became effective on March 31, 2023. The Archives Rules regulate both overseas direct offerings and overseas indirect offerings, providing that, among other things:

•        in relation to the overseas listing activities of PRC enterprises, the PRC enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities;

•        during the course of an overseas offering and listing, if a PRC enterprise needs to publicly disclose or provide to securities companies or securities service providers and overseas regulators, any materials that contain relevant state secrets, government work secrets or information that has a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the PRC enterprise should complete the relevant approval/filing and other regulatory procedures; and

•        working papers produced in the PRC by securities companies and securities service providers, which provide PRC enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and competent PRC authorities must approve the transmission of all such working papers to recipients outside the PRC.

Any failure or perceived failure by the Company to comply with the Archives Rules and the confidentiality requirements and other PRC laws and regulations may result in the Company being held legally liable by competent authorities.

Business Permits

As of the date of this proxy statement/prospectus, the PRC Subsidiaries have obtained [all the requisite licenses and permits] from the PRC government authorities for its business operations in the PRC as listed below.

No.	Permissions and Approvals	Serial Number	Holder of Permissions/Approvals	Issuing Authority	Issue Date/Valid Period
1.	Class II Medical Device Business Recordation Proof	Yue Dong Yao Jian Xie Jing Ying Bei No. 20231132	Dongguan Dashuyun Daily Products Co., Ltd.	Dongguan Market Supervision Administrations	2023-05-30
2.	Sanitation License of Disinfection Product Manufacturer	Yue Wei Xiao Zheng No. [2022]-11-0039	Dongguan Dashuyun Daily Products Co., Ltd.	Guangdong Provincial Health Commission	2022-11-22 to 2026-11-21
3.	Importer and Exporter Registration Receipt	4419961M2R	Dongguan Dashuyun Daily Products Co., Ltd.	General Administration of Customs of the People’s Republic of China	2023-05-08 to 2068-07-31
4.	Stationary Pollution Source Discharge Registration Receipt	91441900MABRFQH P71001W	Dongguan Dashuyun Daily Products Co., Ltd.	Ministry of Ecology and Environment of the People’s Republic of China	2023-03-06 to 2028-03-05

No.	Permissions and Approvals	Serial Number	Holder of Permissions/Approvals	Issuing Authority	Issue Date/Valid Period
5.	Medical Device Quality Management System Certification YY/T 0287-2017/ISO 13485: 2016	23MQ10007R0S	Dongguan Dashuyun Daily Products Co., Ltd.	Beijing Hongxin Liancheng Certification Co., Ltd.	2023-06-02 to 2026-06-01
6.	Quality Management System Certification GB/T 19001-2016/ISO 9001: 2015	47723Q10215R0S	Dongguan Dashuyun Daily Products Co., Ltd.	Baisheng International (Shenzhen) Limited Company	2023-05-12 to 2026-05-11
7.	Environmental Management System Certification GB/T 24001-2016/ISO 14001: 2015	47723E10112R0S	Dongguan Dashuyun Daily Products Co., Ltd.	Baisheng International (Shenzhen) Limited Company	2023-05-12 to 2026-05-11
8.	Occupational Health and Safety Management System Certification GB/T 45001-2020/ISO 45001:2018	47723S10097R0S	Dongguan Dashuyun Daily Products Co., Ltd.	Baisheng International (Shenzhen) Limited Company	2023-05-12 to 2026-05-11
9.	Class II Medical Device Business Recordation Proof	Yue Shen Shi Yao Jian Xie No. 20211765	Shenzhen Dashuyun Import and Export Trading Co., Ltd.	Shenzhen Market Supervision Administrations	2023-05-10
10.	Importer and Exporter Registration Receipt	4403961TL5	Shenzhen Dashuyun Import and Export Trading Co., Ltd.	General Administration of Customs of the People’s Republic of China	2021-12-22 to 2068-07-31
11.	Food Business License	JY14403061386747	Shenzhen Dashuyun Import and Export Trading Co., Ltd.	Shenzhen Market Supervision Administration, Guangming Sub-bureau	2020-08-31 to 2025-08-30
12.	Initial Registration for the Sale of Pre-packaged Food Only	YB14403090423949	Shenzhen Dashuyun Import and Export Trading Co., Ltd.	Shenzhen Market Supervision Administration, Guangming Sub-bureau	2023-04-24

However, the licensing requirements in China are constantly evolving, and the PRC Subsidiaries may be subject to more stringent regulatory requirements due to changes in the political or economic policies in the relevant jurisdictions. The Company cannot assure you that the PRC Subsidiaries will be able to satisfy such regulatory requirements, and as a result, the PRC Subsidiaries may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. If the PRC Subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and the PRC Subsidiaries are required to obtain additional permissions or approvals in the future, the PRC Subsidiaries may have to spend great efforts and expenses to obtain such clearance, otherwise it may be subject to administrative penalties or sanctions, which may materially and adversely affect our business, financial condition and results of operations. For risks relating to licenses and approvals required for the PRC Subsidiaries’ operations in China, see “Risk Factors — If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.” If the PRC Subsidiaries fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for operating their business in China, financial condition, results of operations and the value of our ordinary shares may be materially and adversely affected, completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Cash and Asset Flows through the Organization

Dividend Distribution and Taxation:    In light of the holding company structure, Holdco’s, and following the Business Combination, PubCo’s ability to pay dividends to the shareholders, and to service any debt the Holdco or PubCo may incur, may depend upon dividends paid by the PRC Subsidiaries to PubCo or Holdco, despite that PubCo or Holdco may obtain financing at the holding company level through other methods. However, the PRC Subsidiaries are subject to certain statutory reserve and solvency conditions before they can distribute dividends or make payment to Holdco or PubCo, which, if failed, may restrict their ability to pay dividends or make payment to Holdco or PubCo following the Business Combination. Under PRC laws and regulations, PRC Subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, PRC Subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. As a result of such restrictions under PRC laws and regulations, PRC Subsidiaries are restricted in their ability to transfer a portion of their net assets to Holdco either in the form of dividends, loans or advances, which restricted portion amounted to US$4,249,352 and US$4,249,352 as of June 30, 2022 and 2023, respectively. As of the date of this proxy statement/prospectus, none of PubCo, Holdco and its subsidiaries has made any dividends or distributions to their respective shareholder(s), including any U.S. investors, nor do they have any present plan to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the respective board of Holdco and PubCo. As of the date of this proxy statement/prospectus, none of PubCo, Holdco and its subsidiaries intends to distribute earnings. Holdco and PubCo are not subject to any restrictions under Cayman Islands law on dividend distribution to their shareholders.

Subject to the “passive foreign investment company” rules and following the Business Combination, the gross amount of any distribution that PubCo makes to a U.S. Holder (as defined in “Proposal No. 2 The Redomestication Proposal — Material U.S. Federal Income Tax Considerations”) with respect to the PubCo Ordinary Shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend for U.S. federal income tax purposes, to the extent paid out of PubCo’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because PubCo may not calculate earnings and profits in accordance with U.S. federal income tax principles, a U.S. Holder should expect to generally treat any distributions PubCo makes as dividends.

Foreign Exchange Restriction:    Following the Business Combination, PubCo and its subsidiaries are subject to restrictions on foreign exchange and their ability to transfer cash between entities, across borders, and to U.S. investors. Under existing foreign exchange regulations in mainland China, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Similar to many other jurisdictions that have foreign exchange control, the PRC government enacts laws and regulations on the convertibility of RMB into foreign currencies and the remittance of funds out of China, which may restrict the transfer of cash between PubCo, its subsidiaries, or the investors following the Business Combination. Under PRC laws and regulations, the PRC Subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by the PRC Subsidiaries out of China is also subject to certain procedures with the banks designated by SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of the PRC Subsidiaries. While there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between PubCo and the Hong Kong Subsidiary following the Business Combination, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to the Hong Kong Subsidiary in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on PubCo and its subsidiaries to transfer or distribute cash within the organization following the Business Combination, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong. See “Risk Factors — Risks Related to Doing Business in China — We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.”

Transfer of Cash and Assets:    Following the Business Combination, cash will be transferred among PubCo and the PRC Subsidiaries in the following manners: (i) funds may be transferred to the PRC Subsidiaries, from PubCo as needed through Holdco, BVI Subsidiary and Hong Kong Subsidiary in the form of capital contributions or shareholder loans, as the case may be; (ii) dividends or other distributions may be paid by the PRC Subsidiaries, to PubCo through Hong Kong Subsidiary, BVI Subsidiary and Holdco. As a holding company, PubCo may rely on dividends and other distributions on equity paid by the PRC Subsidiaries. If any of the PRC Subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to PubCo. Current PRC regulations permit PRC Subsidiaries to pay dividends to PubCo through the Hong Kong Subsidiary only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. PubCo is permitted under the laws of Cayman Islands to provide funding to its subsidiaries in mainland China, British Virgin Islands and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Each of Hong Kong Subsidiary and BVI Subsidiary is also permitted under the laws of Hong Kong SAR and British Virgin Islands, respectively, to provide funding to PubCo through dividend distributions without restrictions on the amount of the funds. As of the date of this proxy statement/prospectus, there has not been any funds transferred from the Holdco, BVI Subsidiary or Hong Kong Subsidiary to the PRC Subsidiaries. In the future, however, cash proceeds raised from overseas financing activities, including the Business Combination, may be transferred by PubCo to PRC Subsidiaries via capital contribution or shareholder loans. As of the date of this proxy statement/prospectus, there have not been any such dividends or other distributions from PRC Subsidiaries to the Hong Kong Subsidiary, BVI Subsidiary, Holdco or Holdco’s shareholders outside of China.

Summary of Risk Factors

You should consider all the information contained in this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the risk factors described under “Risk Factors” beginning on page 31. Such risks include, but are not limited to:

Risks Related to Big Cloud Tree’s Business and Industry

•        We have a limited operating history and face significant challenges in a fast-changing industry. We may need to raise additional funds, and these funds may not be available on terms favorable to us or our shareholders or at all when needed.

•        We had negative net cash flows from operating activities in the past and have not been profitable, which may continue in the future.

•        The personal care industry is highly competitive. If we are unable to compete effectively, we may fail to gain or lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

•        We may not be able to successfully implement our growth strategy.

•        The market for personal care products in China is continuously evolving and may not grow as quickly as expected, or at all, which could negatively affect our business and prospects.

•        Changes to the pricing of our products could adversely affect our results of operations.

Risks Related to Doing Business in China

•        There are uncertainties with respect to the interpretation of the PRC Foreign Investment Law which may impact the validity of our current corporate structure and operations. See “Risk Factors — Risks Related to Doing Business in China — Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations” on page 49 and “Risk Factors — Risks Related to Doing Business in China — Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Rules” on page 58.

•        Our business activities are supervised by the PRC government in accordance with applicable laws and regulations, and any regulatory intervention or enforcement action by the proper regulatory authorities could result in material adverse change in our operations and thus the value of our securities. For details, see “Risk Factors — Risks Related to Doing Business in China — The PRC government supervises the manner in which we conduct our business activities in accordance with applicable laws and regulations, and any regulatory intervention or enforcement action by the proper regulatory authorities could result in a material adverse change in our operations and the value of PubCo’s securities” on page 49, “Risk Factors — Risks Related to Doing Business in China — Changes in China’s economic, social or other conditions or government policies could have a material adverse effect on Big Tree Cloud’s, and following the Business Combination, PubCo’s business, results of operations, financial condition, and the value of PubCo’s securities” on page 50, and “Risk Factors — Risks Related to Doing Business in China — The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this Business Combination under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded” on page 52.

•        Similar to conducting business in other foreign jurisdictions outside of the U.S., we face certain risks arising from a foreign legal system, including risks and uncertainties regarding the changes, interpretation and enforcement of laws and the evolving status of rules and regulations in China. While this may apply to other jurisdictions, uncertainties in the changes, interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect Big Tree Cloud’s business. As a company with limited operating history, we may not be prepared or capable of complying with the changes in a timely matter. If any PRC laws, rules or regulations is amended or new laws, rules or regulations is published, after the completion of the Business Combination, PubCo may need to procure additional permits, authorizations and approvals for its operations, which it may not be able to obtain. Our inability to obtain such permits or authorizations may materially adversely affect its business, financial condition and results of operations. For details, see “Uncertainties in the changes, interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect Big Tree Cloud’s business” on page 51, “Any failure to comply with the various applicable PRC laws and regulations related to data security and cybersecurity could affect our offshore listing and lead to liabilities or other regulatory actions, which would have a material and adverse effect on our business operations” on page 54, “The M&A Rules and certain other PRC regulations establish procedures for certain acquisitions of PRC domestic companies, which could make it difficult for us to pursue growth through acquisitions in China” on page 58, and “Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Rules” on page 58.

•        Following the Business Combination, we may be subject to impact from changes in China’s economic, social or other conditions or government policies, which could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities. For details, see “Risk Factors — Risks Related to Doing Business in China — The PRC government supervises the manner in which we conduct our business activities in accordance with applicable laws and regulations, and any regulatory intervention or enforcement action by the proper regulatory authorities could result in a material adverse change in our operations and the value of PubCo’s securities” on page 49, and “Risk Factors — Risks Related to Doing Business in China — Changes in China’s economic, social or other conditions or government policies could have a material adverse effect on Big Tree Cloud’s, and following the Business Combination, PubCo’s business, results of operations, financial condition, and the value of PubCo’s securities” on page 50,

•        Our business and results of operations may be materially and adversely affected if we fail to obtain and maintain the requisite licenses, permits, registrations and filings that is currently applicable to our business or become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business. For details, see “Risk Factors — Risks Related to Doing Business in China — If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected” on page 51.

•        We may be required to obtain approval of or complete filing with the CSRC or other PRC government authorities in connection with this Business Combination under PRC law. If so required, we may not be able to obtain such approval or complete such filing in a timely manner, or at all, and even if we obtain such approval, it could be rescinded. For details, see “Risk Factors — Risks Related to Doing Business in China — The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this Business Combination under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded” on page 52.

•        If we fail to comply with the various applicable PRC laws and regulations related to data security and cybersecurity, we could be subject to liabilities or other regulatory actions, which would have a material and adverse effect on our offshore listing and business operations. For details, see “Risk Factors — Risks Related to Doing Business in China — Any failure to comply with the various applicable PRC laws and regulations related to data security and cybersecurity could affect our offshore listing and lead to liabilities or other regulatory actions, which would have a material and adverse effect on our business operations” on page 54.

•        Our securities may be delisted under the HFCAA if the PCAOB is unable to inspect or investigate completely the our auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol. For details, see “Our independent registered public accounting firm’s audit documentation related to their audit reports included in this registration statement/prospectus include audit documentation located in China. PCAOB may not be able to inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection which could result in limitations or restrictions to our access to the U.S. capital markets. Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act (“HCFAA”) after the Business Combination if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ordinary shares” on page 56.

Risks Related to PubCo’s Securities Following the Business Combination

•        Currently, there is no public market for PubCo Ordinary Shares. PubCo shareholders cannot be sure that an active trading market will develop for or of the market price of PubCo Ordinary Shares they will receive or that PubCo will successfully obtain authorization for listing on the Nasdaq.

•        Certain judgments obtained against PubCo by PubCo’s shareholders may not be enforceable.

•        PubCo’s share price may be volatile and could decline substantially.

•        The sale or availability for sale of substantial amounts of ordinary shares could adversely affect their market price.

Risks Related to PubCo Operating as a Public Company

•        If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.

•        Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

•        Although as a Foreign Private Issuer, PubCo is exempt from certain corporate governance standards applicable to US domestic issuers, if PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

•        You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under the Cayman Islands law.

•        There may exist uncertainties with respect to effecting service of legal process, enforcing foreign judgments or bringing actions in mainland China against PubCo or its management named in the proxy statement/prospectus based on foreign laws after the Business Combination.

Risks Related to Plutonian and the Business Combination

•        Plutonian will be forced to liquidate the Trust Account if it cannot consummate the Business Combination or an initial business combination by February 15, 2024 (or August 15, 2024 if such period is extended by the full amount of time). In the event of a liquidation, Plutonian’s public stockholders are expected to receive US$[        ] per share.

•        Plutonian does not have a specified maximum redemption threshold in its Charter.

•        Plutonian’s Sponsor, officers and directors have interests in the Business Combination which may be different from or in addition to (and which may conflict with) the interests of its stockholders.

•        Plutonian has incurred and expects to incur significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the Combined Company if the Business Combination is consummated or by Plutonian if the Business Combination is not consummated.

SELECTED HISTORICAL FINANCIAL INFORMATION OF BIG TREE CLOUD

The following selected consolidated statements of operations and comprehensive income/(loss) data and selected consolidated statements of cash flows data for the years ended June 30, 2023 and 2022 and the selected consolidated balance sheets data as of June 30, 2023 and 2022 have been derived from our audited consolidated financial statements of BIG TREE CLOUD INTERNATIONAL GROUP LIMITED included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Historical Financial Information section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary of consolidated statements of operations and comprehensive income/(loss) for the years indicated.

	For the Years Ended June 30,
	2023	2022
	USD	USD
Net revenue	6,293,340	1,940,378
Cost of revenues	(2,663,924)	(846,255)
Gross profit	3,629,416	1,094,123

Operating expenses
Selling expenses	(758,593)	(665,763)
General and administrative expenses	(2,199,987)	(2,366,445)
Total operating expenses	(2,958,580)	(3,032,208)
Operating profit/(loss)	670,836	(1,938,085)

Other expenses, net
Financial expenses	(10,615)	(1,785)
Financial income	9,287	4,531
Loss on deregistration of subsidiaries	(347,423)	(77,407)
Other expenses, net	(13,754)	(10,090)
Total other expenses, net	(362,505)	(84,751)

Income/(loss) before income tax provision	308,331	(2,022,836)
Income tax benefit (expense)	(28,766)	130,255
Net income/(loss)	279,565	(1,892,581)

Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(144,906)	126,662
Total comprehensive income/(loss)	134,659	(1,765,919)

Net income/(loss) per share
Basic and diluted	5.59	(37.85)
Weighted average shares used in calculating net income/(loss) per share
Basic and diluted	50,000	50,000

The following table presents our summary of selected consolidated cash flows for the years indicated.

	For the Years Ended June 30,
	2023	2022
	USD	USD
Net cash provided by (used in) operating activities	8,808,681	(1,908,850)
Net cash used in investing activity	(4,624,237)	(24,218)
Net cash (used in) provided by financing activities	(1,212,078)	925,213
Effect of Foreign currency translation	(144,906)	126,662
Net increase/(decrease) in cash and cash equivalents:	2,827,460	(881,193)
Cash and cash equivalents at beginning of year	363,535	1,244,728
Cash and cash equivalents at end of year	3,190,995	363,535

The following table presents our summary of consolidated balance sheets for the years indicated.

	As of June 30,
	2023	2022
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	3,190,995	363,535
Advanced to suppliers	717,748	181,495
Accounts receivables, net	211,356	54,401
Prepaid expenses and other current assets, net	618,771	139,618
Inventories, net	626,196	515,777
Amount due from related parties	894,271	831,190
Total current assets	6,259,337	2,086,016

Non-current assets:
Property and equipment net	3,982,410	150,839
Intangible assets, net	2,509	—
Right-of-use assets	704,531	—
Deferred offering costs	752,955	—
Deferred tax assets	381,191	193,386
Total non-current assets	5,823,596	344,225
TOTAL ASSETS	12,082,933	2,430,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payables	683,424	10,037
Contract liabilities	3,385,764	41,048
Accrued expenses and other current liabilities	661,037	205,763
Lease liabilities	174,650	—
Amounts due to related parties	1,324,178	1,720,219
Total current liabilities	6,229,053	1,977,067

Non-current liabilities:
Lease liabilities	500,262	—
Contract liabilities	4,765,785	—
Total non-current liabilities	5,266,047	—
TOTAL LIABILITIES	11,495,100	1,977,067

Shareholders’ equity:
Ordinary shares (par value of US$1 per share; 50,000 ordinary shares authorized, 50,000 ordinary shares issued and outstanding as of June 30, 2023 and 2022, respectively)*	50,000	50,000
Additional paid-in capital	4,199,352	4,199,352
Accumulated deficits	(3,979,667)	(4,259,232)
Accumulated other comprehensive income	318,148	463,054
Total shareholders’ equity	587,833	453,174
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,082,933	2,430,241

SELECTED HISTORICAL FINANCIAL INFORMATION OF PLUTONIAN

The following tables present the selected financial data of Plutonian. The summary financial data as of December 31, 2022 and for the period from March 11, 2021 (inception) through December 31, 2021 have been derived from Plutonian’s audited financial statements, which are included elsewhere in this proxy statement/prospectus. Plutonian’s historical results for any prior period are not necessarily indicative of results expected in any future period. Plutonian’s financial data as of September 30, 2023 and for the nine months ended September 30, 2023 and 2022 has not been audited but has been prepared on a basis consistent with Plutonian’s audited financial statements and include, in its opinion, all adjustments, consisting only of normal recurring adjustments, that the management of Plutonian considers necessary for the fair statement of the financial information set forth in those statements. Plutonian’s historical results for any prior period are not necessarily indicative of results expected in any future period and the results for the nine months ended September 30, 2023 or any other interim period are not necessarily indicative of results to be expected for the full year ending December 31, 2023 or any other period.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Plutonian” and the financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

Selected Balance Sheet Data

	September 30, 2023 (Unaudited)	December 31, 2022 (Audited)
	USD	USD
Total Current Assets	730,585	472,282
Total Assets	35,022,237	59,305,317
Total Current Liabilities	1,313,020	105,387
Total Liabilities	3,325,520	2,117,887
Common stock subject to possible redemption	34,226,386	53,564,527
Total Liabilities, Temporary Equity, and Stockholders’ Equity (Deficit)	35,022,237	59,305,317

Selected Statements of Operations and Comprehensive Loss Data

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	(USD, except for share number)
General and administrative expenses	182,458	454	529,268	4,952
Franchise tax expenses	9,150	—	33,250	225
Loss from operations	(191,608)	(454)	(562,518)	(5,177)

Interest earned on investment held in Trust Account	658,290	—	1,990,081	—
Income (loss) before income taxes	466,682	(454)	1,427,563	(5,177)
Income taxes provision	(136,319)	—	(410,934)	—
Net income (loss)	330,363	(454)	1,016,629	(5,177)

Basic and diluted weighted average shares outstanding, redeemable common stock	4,303,816	—	5,262,641	—
Basic and diluted net income per share, redeemable common stock	0.16	—	0.47	—

Basic and diluted weighted average shares outstanding, non-redeemable common stock	1,761,125	1,250,000	1,761,125	1,018,519

Basic and diluted net loss per share, non-redeemable common stock	(0.19)	(0.00)	(0.84)	(0.01)

Selected Cash Flow Data

	Nine Months Ended September 30,
	2023	2022
	USD	USD
Net cash (used in) operating activities	(411,394)	(4,755)
Net cash provided by investing activities	26,034,894	—
Net cash provided by (used in) financing activities	(25,303,306)	34,835
Net change in cash	320,194	30,080
Cash, beginning of the period	293,569	4,952
Cash, end of the period	613,763	35,032
Supplemental Disclosure of Non-cash Investing and Financing Activities
Excise tax liability	262,449	—
Accretion of Common stock to redemption value	6,906,753	—

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
INFORMATION AND COMPARATIVE PER SHARE DATA

Plutonian is providing the following selected unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the transactions.

The unaudited pro forma combined balance sheet as of September 30, 2023 gives pro forma effect to the Transactions as if they had been consummated as of that date. The unaudited pro forma combined statements of operations for the twelve months ended September 30, 2023 gives pro forma effect to the Transactions as if they had occurred as of the beginning of the earliest period presented.

The unaudited pro forma combined balance sheet as of September 30, 2023 has been prepared using the following:

•        Holdco’s historical consolidated balance sheet as of September 30, 2023, as included elsewhere in this proxy statement/prospectus,

•        Plutonian’s historical balance sheet as of September 30, 2023, and,

The unaudited pro forma combined statements of operations for the twelve months ended September 30, 2023 has been prepared using the following:

•        Holdco’s historical consolidated statements of operations for the year ended June 30, 2023, as included elsewhere in this proxy statement/prospectus, and

•        Plutonian’s historical consolidated statements of operations for the twelve months ended December 31, 2022 and for the nine months ended September 30, 2023 and 2022.

The unaudited pro forma combined financial information has been prepared assuming two alternative levels of redemption into cash of Plutonian’s ordinary shares:

•        Scenario 1 — Assuming no redemption of Plutonian’s ordinary shares for cash:    This presentation assumes that there is no Plutonian shareholders exercise redemption rights with respect to their ordinary shares upon consummation of the Transactions; and

•        Scenario 2 — Assuming redemptions of 2,554,710 ordinary shares of Plutonian for cash:    This presentation assumes that Plutonian shareholders will further exercise their redemption rights with respect to a maximum of 2,554,710 ordinary shares.

The historical financial information has been adjusted to give effect to the expected events that are related and/or directly attributable to the transactions, are factually supportable and are expected to have a continuing impact on the combined results. The adjustments presented in the selected unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company upon consummation of the transactions.

This information should be read together with Holdco’s and Plutonian’s audited financial statements and related notes, “Holdco’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Plutonian’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only. Such information is only a summary and should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” The financial results may have been different had the companies always been combined. You should not rely on the selected unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience.

	Pro Forma Combined (Assuming No Redemptions & Divesture)	Pro Forma Combined (Assuming 2,554,710 Shares Redemptions & Divesture)
Selected Unaudited Pro Forma Condensed Combined Statement of Operations – for the twelve months ended September 30, 2023
Net revenue	6,293,340	6,293,340
Net loss	(834,296)	(834,296)
Net loss attributable to shareholders	(834,296)	(834,296)
Weighted average shares outstanding – basic and diluted	60,253,454	57,698,744
Net loss per share – basic and diluted	(0.01)	(0.01)

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data as of September 30, 2023
Total assets	$41,795,582	$15,098,866
Total liabilities	$12,308,120	$12,308,120
Total shareholders’ equity	$29,487,462	$2,790,746

RISK FACTORS

If the Business Combination is completed, the Combined Company will operate in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond its control. You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus. The risks associated with Big Tree Cloud, Plutonian, the Business Combination and PubCo have been generally organized according to these categories discussed below, and many of these risks may have ramifications in more than one category. These categories, therefore, should be viewed as a starting point for understanding the significant risks relating to Big Tree Cloud, Plutonian, the Business Combination and PubCo, and not as a limitation on the potential impact of the matters discussed. The business, results of operations, financial condition and prospects of Big Tree Cloud and PubCo could also be harmed by risks and uncertainties that are not presently known to them or that they currently believe are not material. If any of the risks actually occur, the business, results of operations, financial condition and prospects of Big Tree Cloud and PubCo could be materially and adversely affected. Unless otherwise indicated, references to business being harmed in these risk factors include harm to business, reputation, brand, financial condition, results of operations and future prospects

In this section, “Big Tree Cloud,” “we,” “us” or “our” refer to Big Tree Cloud International Group Limited and its subsidiaries.

Risks Related to Our Business and Industry

We have a limited operating history and face significant challenges in a fast-changing industry.

We commenced our business in 2020, and we have since experienced rapid growth in our business. As of June 30, 2023, our products have been sold in more than 11,400 offline stores across PRC. As we only have a limited operating history in the areas of our current focus, it is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. You should consider our business and prospects in light of the risks and challenges that we face as an early-stage company and a new entrant into a fast-changing industry of personal care products with more established companies, including with respect to our ability to:

•        predict and capture industry trends and consumer preferences;

•        design, develop and manufacture our personal health products and introduce new products that appeal to our consumers;

•        protect and enhance the recognition and reputation of our brands;

•        accurately estimate the demand for our products and services and adjust our sales and marketing strategies fast enough to stay current with consumer preferences;

•        construct and equip our manufacturing plant to produce our personal health products;

•        enhance our service capabilities to meet consumer needs;

•        increase our sales and marketing activities and develop our distribution channels;

•        expand our offline store network;

•        attract, retain and motivate talented employees;

•        improve and maintain our operating efficiency;

•        navigate an evolving and complex regulatory environment; and

•        manage our growth effectively.

If we fail to address any or all of these risks and challenges, our business, financial condition and results of operations could be adversely affected. Our consumer base may not continue to grow or may decline as a result of such risks. Any of these risks could cause our net sales growth to decline and may adversely affect our margins and profitability. Failure to continue our net sales growth or improve margins could have a material adverse effect on our business, financial condition, and results of operations. You should not rely on our historical rate of net sales growth as an indication of our future performance.

We had negative net cash flows from operating activities in the past and have not been profitable, which may continue in the future.

We incurred net losses of US$1.9 million for the year ended June 30, 2022 and a net income of US$0.3 million for the year ended June 30, 2023. In addition, we had negative cash flows from operating activities of US$1.9 million for the year ended June 30, 2022. We have made significant up-front investments in research and development, service network, and sales and marketing to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to establish and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

We may not be able to generate sufficient revenues and we may incur substantial losses for a number of reasons, including lack of demand for our products and services, increasing competition, challenging macro-economic environment, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications, or delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impede our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may need to curtail our operations, which could adversely affect our business, results of operations, financial position and cash flows.

We may need to raise additional funds, and these funds may not be available on terms favorable to us or our shareholders or at all when needed.

The design, manufacture, marketing and sale of personal care products are capital intensive businesses. Our business plan to design, manufacture, market and sale of personal care products and to provide better care for families in China is expected to require continued capital investment to fund operations, continue research and development, implement marketing strategies, expand product portfolio and improve services. If we cannot raise additional funds when we need them, our financial condition, business, prospects and results of operations could be materially adversely affected. We may raise funds through the issuance of debt securities or through loan arrangements, the terms of which could require significant interest payments, contain covenants that restrict our business, or other unfavorable terms. We may also raise funds through the sale of additional equity securities, which could dilute our shareholders.

Complex technology and operating systems will need to be developed, both in-house and in coordination with vendors and suppliers, for us to successfully produce and manufacture our personal care products, and there can be no assurance that such systems will be successfully developed.

Our products and services will require a substantial amount of third-party and in-house software and complex hardware to operate. The development of such advanced technologies is inherently complex and costly, and we will need to coordinate with our vendors and suppliers in order to produce and manufacture our personal care products. Defects and errors may be revealed over time and our control over the performance of third-party services and systems may be limited. We may be unable to develop the necessary software and technology systems or meet the technological requirements, production timing, and volume requirements to support our business plan. In addition, the technology may not comply with the cost, performance useful life and warranty requirements we anticipate in our business plan. As a result, our business plan could be significantly impacted and we may incur significant liabilities under warranty claims which could adversely affect our business, prospects, and results of operations.

We may be unable to keep up with evolution in sterilization technology as new entrants and existing, larger manufacturers enter the personal care product market.

We successfully adopted new sterilization technology and equipment, and deployed a compounded absorbent core structure, which improved the health sanitation, comfort level and breathability of our feminine pads. As new companies and larger, existing personal care product manufacturers enter the personal care market, we may lose any technological advantage we may have had in the marketplace and suffer a decline in our position in the market. As technologies change, our products may become obsolete or our research and development efforts may not be sufficient to adapt to such changes or to create the necessary technology to compete effectively, which could adversely affect our business, prospects, financial condition and operating results.

We have a limited number of current customers, consumers and pending orders for our personal care products.

To date, we have engaged in relatively limited marketing activities since the inception of our business operations. While we do not rely on a single customer or a particular group of customer for the sales of our personal care products, we currently have limited customers and distributors compared to some of the established market participants in the industry customers and distribution channels. As we increase our marketing activities to increase our market presence and the reach of our personal care products, consumers may limit their volume of purchases initially as they assess our products. This may be a long process, which will depend on the design, convenience and quality of our products, as well as the support and service that we offer. It will also depend on factors outside of our control, such as general market conditions and broader trends in the personal care industry, including consumer needs and preferences, technological innovations and marketing costs that could impact customer buying decisions. As a result, there is significant uncertainty regarding the demand for our products and the pace and levels of growth that we will be able to achieve.

The personal care industry is highly competitive. If we are unable to compete effectively, we may fail to gain or lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

We face vigorous competition from both domestic and international players in China in the industry. Competition in the personal care industry is intense and based on multiple factors, including the ability to launch new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation, offline sales capabilities, customers’ functional and emotional satisfaction, promotional activities, advertising, editorials, e-commerce and mobile-commerce initiatives and other activities. We must compete with a high volume of new product introductions and a large number of existing products sold by diverse companies across several different distribution channels.

Our competitors for these markets include global, regional and local manufacturers, including private label manufacturers. Some of these competitors may have better access to financial resources and greater market penetration, longer operating histories, greater brand recognition or larger customer bases than we do and may be able to respond more effectively to changing business and economic conditions than we can. Alternatively, despite our differentiated business model, some of these competitors may have significantly lower product development and manufacturing costs, particularly with respect to private label products, allowing them to offer products at a lower price. E-commerce potentially intensifies competition by simplifying distribution and lowering barriers to entry. The actions of these competitors could adversely affect our financial results. In order to stay competitive, it may be necessary for us to lower prices on our products and increase spending on advertising and promotions, which could adversely affect our financial results.

It is difficult for us to predict the timing and scale of our competitors’ activities in these areas or whether new competitors will emerge in the personal care industry. In addition, further technological breakthroughs, including new and enhanced technologies which increase competition in the online retail market, new product offerings by competitors and the strength and success of our competitors’ marketing programs may impede our growth and the implementation of our business strategy. We may also be unable to anticipate or adequately respond to changes in consumer demand for our products. Demand for our products may change based on many factors, including shifting consumer purchasing patterns, negative customer or consumer response to pricing actions, consumer shifts in distribution channels, changing consumer preferences due to increased concerns in regard to post-consumer waste and packaging materials and their impact on environmental sustainability, or other changes in consumer trends or habits. If we experience lower sales due to changes in consumer demand for our products, our earnings could decrease.

Our ability to compete also depends on the continued strength of our brand and products, our ability to predict and capture industry trends and consumer preferences, the success of our marketing, innovation and execution strategies, the continued diversification of our product offerings, the successful management of new product introductions and innovations, strong operational execution, including in order fulfillment and supply chain management, and our success in entering new markets and expanding our business in existing geographies. If we are unable to continue to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

Our success is dependent on the continued popularity of our products and our ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner.

The success of our business and operations depends on our ability to continuously offer quality products that are attractive to consumers. The personal care industry is driven in part by consumer preferences and behavior, which may shift quickly and have been heavily affected by the rapidly increasing use and proliferation of social and digital media by consumers, and the speed with which information and opinions are shared. As industry trends and consumers’ preferences and behavior continue to change, we must also continually work to develop, produce and market new products, maintain and enhance the recognition of our brands, achieve a favorable mix of products and refine our approach as to how and where we market and sell our products. Our success depends on our products’ appeal to a broad range of consumers whose preferences and behavior cannot be predicted with certainty and may change rapidly, and on our ability to anticipate and respond in a timely and cost-effective manner to industry trends and consumer preferences and behavior through product innovations, product line extensions and marketing and promotional activities, among other things. Drawing on our deep engagement with our consumers and our advanced big data analytics, we have been able to anticipate and react to industry trends and consumers’ preferences and behavior in an effective and efficient manner. However, we cannot assure you that we will be able to successfully anticipate and respond to consumers’ preferences and behavior at all times, especially as we continue to broaden our customer base and diversify our product offerings aimed at customers with differing characteristics. If we are unable to anticipate and respond to the changes in industry trends and consumer preferences and behavior, we may fail to continuously develop products with wide market acceptance, capture emerging growth opportunities, adopt competitive sales strategies for our existing products, or properly predict and manage our inventory. Such failure could also negatively impact our brand image and result in diminished customer experience and brand loyalty. Any of these occurrences could materially and adversely affect our business, prospects and results of operations.

Our new product introductions may not be as successful as we anticipate, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

The fast evolving market trends and consumer preferences have shortened the life cycles of personal care products and required us to continually work to develop, produce and market new products, maintain and enhance the recognition of our brands and shorten our product development and supply chain cycles. Our continued success depends on our ability to develop and launch products in a timely and cost-effective manner in response to industry trends, consumer preferences for personal care products and consumer attitudes toward our industry and brand. If we do not successfully and consistently develop new products that appeal to our customers our net revenues and margins could suffer.

We have an established process for the development, evaluation and validation of our new product concepts. Our primary business operations and financial results are focused on the development and production of feminine pads. As of June 30, 2023, we introduced nine series of feminine pad products to serve consumers of different age groups and with different preferences for personal care products, and we are in the process of developing and introducing new products using innovative materials and our self-developed design, including our compounded absorbent core structure pads and menstrual underpants. In addition, we continue to develop other personal care products to expand our products portfolio. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, the use of new materials and self-developed designs may not be as successful as we anticipate, which could have a material adverse effect on our business; the acceptance of new product launches and sales to our consumers may not be as high as we anticipate, due to a lack of acceptance of the products themselves or their price, or limited effectiveness of our marketing strategies. Introduction of new products targeted at expanding our product reach beyond our current consumer base may not be as successful as we anticipate due to insufficient data insights on and understanding about the preferences, trends and behaviors of such new consumer group. Our ability to launch new products may be limited by delays or difficulties affecting the ability of our suppliers or manufacturers to timely manufacture new products. In addition, we may experience a decrease in sales of certain existing products as a result of newly launched products. Also, product innovation may place a strain on our employees and our financial resources, including incurring expenses in connection with product innovation and development, marketing and advertising that are not subsequently supported by a sufficient level of sales. Further, sales of new products may be affected by the efficacy of our inventory management and quality of delivery and order fulfilment services provided by our logistics providers, and we may experience product shortages and delayed or defective or improper product delivery. Any of these occurrences could delay or impede our ability to achieve our sales objectives, which could have a material adverse effect on our business, financial condition and results of operations.

As part of our ongoing business strategy, we expect we will continue to introduce new feminine care products, while expanding our product launches into adjacent categories in which we may have little to no prior operating experience, such as facial and body care products. The success of product launches in adjacent product categories could be hampered by our relative inexperience operating in such categories, the strength of our competitors or any of the other risks referred to above. Furthermore, any expansion into new product categories may subject us to additional operational and financial constraints which could inhibit our ability to successfully accomplish such expansion. If we fail to continue to roll out commercially successful products in our traditional categories or in adjacent categories, our business, financial condition and results of operations may be materially and adversely affected.

Our business depends, in part, on the quality, effectiveness and safety of our products.

While we adopt stringent standards and protocols on product safety, any loss of confidence on the part of consumers in the materials or ingredients used in our products, whether related to product contamination or product safety or quality failures, actual or perceived, or inclusion of prohibited or restricted materials or improper mixture of ingredients, could tarnish the image of our brands and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in suspension of sales or a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our profitability and brand image.

If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet our consumers’ expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our products and/or become subject to regulatory action, and we could lose sales or market share or become subject to boycotts or liability claims. In addition, safety or other defects in our competitors’ products could reduce consumer demand for our own products if consumers view them to be similar. Any of these outcomes could result in a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully implement our growth strategy.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our business strategy and to optimal financial performance, which, in turn, is dependent upon a number of factors, including our ability to:

•        build a strong portfolio of brands and products;

•        further penetrate our targeted markets by attracting new consumers and retaining and further engaging our existing customers;

•        capture the industry trends and develop and launch new products and expand into relevant adjacencies in answer to such trends;

•        integrate offline and online shopping experience to provide a seamless omni-channel environment for our customers;

•        continue to use innovation to drive sales, improve technological and operational efficiencies and improve profit margin;

•        enhance our technology and data capabilities, so as to enhance our ability to predict and follow customers’ preferences, trends and behaviors;

•        effectively manage the quality and efficiency of our distributors, business partners, logistics providers and other third-party service providers’ performance;

•        continue to broaden and diversify our online and offline distribution channels;

•        pursue strategic investments and collaborations to complement our existing capabilities and expand our brand portfolio and geographic reach; and

•        leverage our high performance team culture to drive margins.

There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current net sales and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

Our current sales are primarily limited to lower-tier cities in the PRC, and we may be unable to expand in China, which may adversely affect our business, prospects, financial condition and operating results.

As an early-stage company, our current sales are primarily focused to lower-tier cities in the PRC, and most of our customers are located in these areas. We expect to expand our operations and sales channels to cover other regions in China. However, such expansion could experience delays or other difficulties, and will require significant capital. Moreover, we could encounter additional risks if we were to establish new manufacturing facilities. In particular, under PRC laws, construction projects and production are subject to broad and strict government supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, occupational disease control approvals, construction project environment protection filings and approvals, the pollution discharge permits, drainage license, work safety approvals, fire protection approvals, and the completion of inspection and acceptance by relevant authorities. In addition, certain licenses, permits or registrations we hold in relation to such construction projects are subject to periodic renewal and regulatory changes. As a result, the relevant entities operating such construction projects may be subject to administrative uncertainty, fines or the suspension of use of such projects. Any of the foregoing could impact our expansion plan, which may adversely affect our business, prospects, financial condition and operating results.

We rely on our business partners and other industry participants. Business collaboration with partners is subject to risks, and these relationships may not lead to significant revenue. Any adverse change in our cooperation with our business partners could harm our business.

We have established partnerships with third-party suppliers and brands to offer a competitive purchase price to our consumers. Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have alliances and partnerships with other companies in various industries to produce and sell our personal care products. We need to continue to identify and negotiate for opportunities to collaborate with other industry participants, such as those who can provide raw materials, manufacturing, marketing and distribution services. If we are unable to maintain the existing relationships with our business partners, or if we fail to identify and negotiate additional relationships that are essential to our future expansion or success at attractive terms or at all, we may incur increased costs to develop and provide these capabilities on our own, and our business and operating results could be adversely affected.

Collaboration with third parties is subject to challenges and risks, some of which are beyond our control. For example, certain partnership agreements grant our partner or us the right to terminate such agreements for cause or without cause, including in some cases by paying a termination for convenience fee. In addition, such agreements have in the past and may in the future contain certain exclusivity provisions which, if triggered, could preclude us from working with other businesses with superior technologies or with whom we may prefer to partner with for other reasons.

We could experience delays in the development or delivery of our products and services to the extent our partners do not meet agreed upon timelines or experience capacity constraints. We could also experience disagreement in budget or funding for any joint development project. There is also a risk of potential disputes with partners in the future, including with respect to intellectual property rights. Moreover, if our existing partner agreements were to be terminated, we may be unable to timely find alternative agreements on terms and conditions acceptable to us. Any of the foregoing could adversely affect our business, results of operations, and financial condition.

We may be unable to manage our growth effectively or efficiently.

Growing our business rapidly will place a strain on our management team, financial and information systems, supply chain and distribution capacity and other resources. To manage our growth effectively, we must continue to enhance our operational, financial and management systems, including our warehouse management and inventory control; maintain and improve our internal controls and disclosure controls and procedures; maintain and improve our information technology systems and procedures; and expand, train and manage our employee base.

We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and results of operations. Growing our business rapidly may make it difficult for us to adequately predict the expenditures we will need to make in the future. If we do not make the necessary overhead expenditures to accommodate our future growth, we may not be successful in executing our growth strategy, and our results of operations would suffer.

Our business depends substantially on the continued efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our success depends substantially on the continued efforts of our executive officers and key employees with expertise in various areas, who are or may in the future assume roles and positions in our affiliated entities or other business entities and may, as a result, not be able to devote their full efforts to our affairs. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we may not be able to replace them easily in a timely manner, or at all. As we build up our brand awareness and become more well-known, the risk that competitors or other companies may poach our talent increases.

Our industry is characterized by high demand and intense competition for talent, and therefore, we cannot assure you that we will be able to continue to attract or retain qualified staff or other highly skilled employees. In addition, because we are operating in a new and challenging industry that requires continuous innovations of technologies and solutions, we may not be able to hire qualified individuals with sufficient trainings in a timely manner, and we will need to spend significant time and resources training the employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train, and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how, and key professionals and staff members. While each of our executive officers and key employees has entered into an employment agreement and a non-disclosure agreement with us, if any dispute arises between our executive officers or key employees and us, the relevant non-disclosure provisions may not be entirely enforceable. At the current time, we do not maintain non-compete agreements with our employees; therefore, we cannot guarantee we are adequately protected. In the future, we may elect to execute non-compete agreements; but we cannot assure that our current employees will comply with our request or that the non-compete agreements, if executed, will be enforceable, especially under PRC law.

If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected.

We rely on a combination of trademark, copyright, trade secret, patent and other laws protecting proprietary rights, nondisclosure and confidentiality agreements and other practices, to protect our brands and proprietary information, know-hows, technologies and processes. Our principal intellectual property assets include the registered trademarks for our brands, the design and invention patents and copyrights for our products and logos. Our copyrights, trademarks and design and invention patents are valuable assets that support our brands and consumers’ perception of our products. Although we have existing trademark and patent registrations in China, there can be no assurance that all of them will be issued or registered. Historically, some of our trademark applications on certain key categories were rejected or revoked, which result in difficulties in our ability to protect our use of brand name or logo on products of such categories, and may subject us to possible intellectual property disputes with third parties over such uses. Third parties may also oppose our trademark or patent applications domestically or abroad, or otherwise challenge our use of the trademarks or patents. In the event that our trademarks or patents are successfully challenged, we could be forced to rebrand our products or to refrain from using certain designs, which could result in the loss of brand recognition, impair the attractiveness of our products and could require us to devote resources to advertising and marketing new brands and product designs.

Despite our efforts to protect our intellectual property rights and proprietary information, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual properties or know-hows. Monitoring for infringement or other unauthorized use of our intellectual property rights and know-hows is difficult and costly, and such monitoring may not be effective. From time to time, we may have to resort to courts or administrative proceedings to enforce our intellectual property rights, which may result in substantial cost and diversion of resources. In the recent decades, the PRC has promulgated intellectual property laws, which is still evolving. Accordingly, we need to adapt to the PRC legal system and may need to adopt further measures to protect our intellectual property rights effectively.

Our business and prospects depend on our ability to build our brands and reputation, which could be harmed by negative publicity with respect to us, our products and operations, our management, brand promoters, KOLs, or other business partners.

We believe that maintaining and enhancing the reputation of our brands is of significant importance to the success of our business and that our financial success is directly dependent on consumer perception of our brands. Well-recognized brands are important to enhancing our attractiveness to consumers. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position. As a young company, our brand awareness among consumers may not be as strong as the more established personal care brands, and maintaining and enhancing the recognition and reputation of our brand is critical to our business and future growth.

Our ability to maintain our reputation and brand is affected by many factors, some of which are beyond our control. These factors include our ability to provide a satisfactory consumer experience, which in turn depends on our ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences, our ability and that of our manufacturing and service partners to comply with ethical and social standards, such as those concerning biocompatibility testing, animal testing, and various and evolving rules and standards related to product quality and safety, labor and environmental protection, our ability to produce safe and high-quality products, our ability to provide satisfactory order fulfillment services, and our ability to provide responsive and superior customer services. Failure to succeed in any of these areas could damage our customer experience, our reputation and brand image and our ability to retain and attract customers. The success of our brand may also suffer if our marketing plans or product initiatives do not have the desired impact on our brand’s image or its ability to attract consumers. Since our inception, we have invested substantial efforts in promoting our brands. See also “— We have incurred significant costs for a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers through multiple channels. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial conditions may be materially and adversely affected.” We cannot assure you, however, that these activities are and will be successful or that we can achieve the brand promotion effect we expect. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our products, it may be difficult for us to maintain and grow our consumer base, and our business, financial condition and results of operations may be materially and adversely affected.

In addition, any failure by our third-party manufacturers or raw material suppliers to comply with ethical, social, product, labor and environmental laws, regulations or standards, or any of their engagement in politically or socially controversial conduct, such as animal testing, could negatively impact our reputations and lead to various adverse consequences, including decreased sales and consumer boycotts. Also, we may face customer complaints or negative publicity about us, our products, our management, our business partners, our brand promoters or the KOLs we collaborate with from time to time, which may adversely affect our brand, reputation and business and diminish the appeal of our brand to consumers. Certain of such negative publicity may come from malicious harassment or unfair acts by third parties or our competitors, which are beyond our control. See also “— Negative publicity about our brand promoters or KOLs may adversely affect our reputation, our business and our results of operations.”

Damage to our reputation or the reputations of our business partners or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations and financial condition, as well as require additional resources to rebuild our brand and reputation.

Negative publicity about our brand promoters or KOLs may adversely affect our reputation, our business and our results of operations.

Our brand and reputation may be perceived to be connected with the reputation of the KOLs we collaborate with and our brand promoters. Therefore, our brand image and reputation could be hurt by negative publicity about the KOLs we collaborate with or our brand promoters. Negative publicity about them could occur in many circumstances that are beyond our control. For example, the KOLs we collaborate with may post unlawful, false, offensive or controversial content on their social media pages, notwithstanding any terms of use of the social media platforms and our guidelines, which may result in negative comments and complaints or even cause their accounts to be closed by social media platforms. Although we have requested the KOLs we collaborate with and our brand promoters to observe certain behavioral covenants and to refrain from conduct that is detrimental to our reputation and brand image, we cannot ensure that they will strictly follow the requirements. In addition, they may also receive negative publicity if they are involved in any illegal activities, scandals or rumors. Any such negative publicity, regardless of veracity, could hurt our reputation and may result in costs incurred to offset such reputation damage and have a negative impact on our business, results of operations and financial condition.

The market for personal care products in China is continuously evolving and may not grow as quickly as expected, or at all, which could negatively affect our business and prospects.

Our business and prospects depend on the continuous development and growth of the market for personal care products in China. The growth and development of the market for personal care products is impacted by numerous factors and subject to uncertainties that are beyond our control, such as the macroeconomic environment, per capita spending, consumers’ purchasing frequency, demand for personal care products from consumers in lower tier cities, regulatory changes, technological innovations, cultural influences and changes in tastes and preferences. We cannot assure you that the market will continue to grow as rapidly as it has in the past, in ways that are consistent with other markets, such as that of the United States, or at all. If the market for personal products in China does not grow as quickly as expected or at all, or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be negatively affected.

Changes to the pricing of our products could adversely affect our results of operations.

We aim to bring to consumers affordable high-quality personal care products and experiences. The pricing of our products is based on multiple factors, including, without limitation, the pricing of the components, ingredients and raw materials, costs of product development, anticipated sales volume, manufacturing costs and logistics service expenditures. Benefiting from our deep engagement with our consumers, large volume of consumer data we amassed and our data analytic technologies, we are in a good position to analyze consumers’ preferences and demands, evaluate the market acceptance and potential sales volume of our new products to be launched, which enables us to price our products at a competitive rate. Nevertheless, we cannot ascertain that we will adopt a competitive pricing strategy for our products at all times. If we price our products too low, our profit margin will suffer. If we price our products higher than consumers’ expected price, we may not achieve the sales volume we expect, in which case revenues from the corresponding products may be negatively affected.

Even if we properly price our products at their launch time, we may need to offer substantial discounts, especially during the major shopping festivals such as “618,” “Double 11” and “Double 12,” to promote our brand awareness and to drive sales volume, or cut down the price as our products advance in their life cycles to maintain such products’ attractiveness to consumers. We may also need to reduce the prices to sell excess inventory in the event that we fail to accurately forecast demands. Any such price cuts may not lead to the sales volume we expect and may negatively impact the demand for our other newly launched or higher-end products, in which case our revenues could be negatively impacted. Furthermore, some customers may purchase our products in bulk when we offer substantially discounted or promotional prices and then re-sell them through their proprietary or third-party channels. The market and pricing for our products may be interrupted by the secondary sale pricing strategies adopted by such resellers and the possible negative shopping experience they provide to consumers, which may negatively impact our brand image and our business.

We have incurred significant costs for a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers through multiple channels. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial conditions may be materially and adversely affected.

As a relatively young company, we have invested, and will continue to invest, a large amount of financial and other resources in promoting our brand awareness and acquiring customers, including expanding our marketing and sales teams, retaining KOLs and purchasing advertisements. In the fiscal years ended June 30, 2022 and 2023, we incurred US$0.7 million and US$0.8 million in marketing expenses, accounting for 34.3% and 12.1% of our total net revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities, or successfully identify and utilize the new trends in marketing strategies, channels and approaches that appeal to or fit in the lifestyle of our targeted customers. We may also fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using internet and mobile devices. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could negatively impact our business, results of operations and financial condition. In addition, failure to comply with relevant provisions of Advertising Law of the PRC, promulgated by the Standing Committee of the National People’s Congress, or the SCNPC in 1994 and latest amended on April 29, 2021, Regulations on the Supervision and Administration of Cosmetics, or the Supervision Regulations, promulgated by the State Council on June 16, 2020 and which became effective from January 1, 2021, and other relevant laws and regulations will result in the restriction, inhibition or delay of our ability to sell products.

Our business is subject to complex and evolving product safety laws, regulations and standards. If we fail to comply with these laws, regulations and safety standards or our products otherwise have defects, we may be required to recall products and may face penalties and product liability claims, either of which could result in unexpected costs and damage our reputation.

The manufacturing, distribution, packaging, importation and exportation of personal care products and their components, ingredients and raw materials are subject to complex product safety-related laws, regulations and national and industrial standards, including without limitation, the Civil Code of the PRC, the Product Quality Law of the PRC, the Administrative Measures for Disinfection and Feminine Pad (including health pads) (GB/T 8939-2018). In addition, the utilization of ethylene oxide sterilization equipment further subject us to various industrial standards, including without limitation, Requirement for ethylene oxide sterilization of sub package(YY/T1403-2017) and Basic Assurance Requirements for Safety and Effectiveness in Sterilization of Ethylene Oxide (YY/T1544-2017). To maintain compliance and promote product safety, we have established a team dedicated to product quality inspection, product sampling and quality issues resolution and cooperate with the world’s leading testing centers to continually oversee the quality and safety of our products. In addition, we closely work with our counsel on the development in laws, regulations and standards applicable to our business. However, as these laws, regulations and standards are relatively new and their interpretation and implementation have been constantly evolving, we cannot assure that the competent authorities will always hold the same view as our counsel team does in terms of the compliance of our business operations.

Any failure or perceived failure to comply with laws, regulations or standards with respect to product safety, or any sale suspension or product recall may lead to government investigations, penalties and lawsuits and may result in adverse publicity, potential significant costs in connection with the suspension of sales or recall, and could have a material and adverse effect on our business, financial condition and results of operations.

Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products or adequately manage our inventory.

Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for, and popularity of, various products to make purchase decisions and to manage our inventory of stock-keeping units. Demand for products, however, can change significantly between the time inventory, components, ingredients or raw materials are ordered and the date of sale. Demand may be affected by seasonality, new product launches, and rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer preferences with respect to our products and other factors, and our consumers may not purchase products in the quantities that we expect. It may be difficult to accurately forecast demand and determine appropriate levels of product or componentry. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party manufacturers and suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs in the case of overestimation of consumer demand, or increased costs to secure necessary production and delivery delays in the case of underestimation of consumer demand. An inability to meet consumer demand and delays in the delivery of our products to our customers could result in reputational harm and damaged customer relationships. In addition, if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our manufacturers and suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our business, financial condition and results of operations.

Our quarterly operating results may fluctuate due to seasonality and other factors, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Our operating results tend to be seasonal. For instance, we generate a substantial portion of our net revenues in the second and the fourth calendar quarters as a result of higher sales volume during a series of shopping festivals across e-commerce platforms, such as “618,” “Double 11” and “Double 12”. In addition, in order to prepare for such shopping festivals, we must order and keep in stock significantly more merchandise than we would carry at other times of the year. Our selling and marketing expenses as a percentage of net revenues is also typically lower in the second and fourth calendar quarters as a result of higher online traffic during such periods due to promotional activities by e-commerce platforms during shopping festivals such as “618” in the second calendar quarter, as well as “Double 11” and “Double 12” in the fourth calendar quarter, which leads to greater sales volumes. However, as a result of the negative impact of COVID-19, our net revenues experienced slower-than-expected growth. See “— Our operations have been, and may continue to be affected by the COVID-19 pandemic.” Overall, the historical seasonality of our business has been relatively mild due to our limited operating history but may increase further in the future. As a result of the seasonal fluctuations in our operating results, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

While we maintain all insurance coverage in accordance with the law, our insurance coverage is not comprehensive for our products, services, and business operations. A successful liability claim against us, regardless of whether due to injuries suffered by our users could materially and adversely affect our financial condition, results of operations, and reputation. In addition, we do not have business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

Our operations have been, and may continue to be affected by the COVID-19 pandemic.

Beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world. Our business and operations have also been affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Given the strict implementation of quarantine measures during this period, social and economic activities throughout China were negatively affected, and opportunities for discretionary consumption, especially in offline sales channels, were limited during the period. In response to the pandemic, countries and regions around the world, including mainland China, imposed various measures to contain the spread of the virus. While national and local governments in locations in which we and our key suppliers and business partners operate have relaxed restrictions on business operations since the end of 2022, we cannot guarantee if similar measures will be implemented in the future in the event of resurgence of virus. If it occurs, the extent to which the COVID-19 pandemic impacts us will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain or otherwise address the effects of COVID-19, among others. If the financial markets or the overall economy are impacted for an extended period, our results of operations, financial position and cash flows may be materially adversely affected.

To date, our business has not experienced material disruptions due to the COVID-19 pandemic. In addition, despite the overall declines in consumer demand in China, the market size for feminine hygienic products has experienced a growth. According to the Household Paper Professional Committee of the China Paper Association, the market size for feminine hygiene products increased from RMB56.3 billion to RMB65.0 billion from 2018 to 2022, which represent a CAGR of 3.7%. We are closely monitoring the development of the pandemic and the consumer demand conditions in China, and evaluate and take proactive measures to manage the corresponding impact on our operations.

We rely on third-party e-commerce platforms to sell our products online. If such platform’s services or operations are interrupted or if our cooperation with such platforms terminates, deteriorates or becomes more costly, our business and results of operations may be materially and adversely affected.

Currently, we rely on third-party e-commerce platforms such as Tmall, JD.com and Douyin, among others, for online sales of our products and derive a material portion of our online sales revenue through and from such platforms. If such platform’s services or operations are interrupted, if such platforms fail to provide satisfactory customer experience and fail to attract new and retain existing users, if our cooperation with such third-party e-commerce platforms terminates, deteriorates or becomes more costly, or if we fail to incentivize such platforms to drive traffic to our flagship stores or promote the sale of our products, our business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all, especially given their leading position and significant influence in China’s e-commerce industry. In addition, any negative publicities about such third-party e-commerce platforms, any public perception or claims that non-authentic, counterfeit or defective goods are sold on such platforms, be it with merit or proven or not, most of which are beyond our control, may deter visits to the platforms and result in less customer traffics to our flagship stores or fewer sales of our products, which may negatively impact our business and results of operations.

We introduced company channels on WeChat in 2020 to further diversify our distribution channels. We may be subject to the E-Commerce Law of the PRC as a result of our company channels on WeChat. Failure to comply with such laws and regulations may have a material impact on our business, financial conditions and results of operations.

We rely on third-party service providers for logistics services. If these service providers fail to provide reliable services, our business and reputation may be adversely affected.

We rely on third-party couriers and logistics providers for order fulfillment and delivery services, including, among others, collection of products, warehousing services, shipping products to our customers, our offline distribution channels and our designated warehouses and handling product returns. While these arrangements allow us to focus on our main business, they reduce our direct control over the logistics services provided to our customers. Logistics in our primary locations or transit to final destinations may be disrupted for a variety of reasons, including events that are beyond our control or the control of these service providers, such as inclement weather, natural and man-made disasters, health epidemics, information technology system failures, transportation disruptions, labor unrest, commercial disputes, military actions or economic, business, labor, environmental, public health, or political issues. In addition, if our third-party logistics service providers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. If any of our service providers’ operations or services are disrupted or terminated, we may not be able to find alternative service providers with quality and on commercial terms to our satisfaction in a timely and reliable manner, or at all. Furthermore, delivery personnel of contracted third-party logistics service providers act on our behalf and interact with our customers personally. We need to effectively manage these third-party logistics service providers to ensure the quality of customer services. If our products are not delivered in proper condition or in a timely manner or there is any other failure to provide high-quality delivery services to our customers, our products may be compromised, customer experience may be impaired and, as a result, our business and reputation could suffer. Further, if our logistics providers raise their fee rate, we may incur additional costs and may not be able to pass such costs to our customers.

Our delivery, return and exchange policies may adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping onto our customers. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for customers to change their minds within seven days after completing direct online purchases from us. We may also be legally required to adopt new or amend existing return and exchange policies from time to time. We believe that these policies will improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenues. If our delivery, return and exchange policies are misused by a significant number of customers or if the return or exchange rates increase beyond historical records or otherwise substantially, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in loss of existing customers or failure to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.

Failure to successfully manage our fulfillment infrastructure expansion or any interruption in the operation of the warehouse facilities for an extended period may negatively affect our business and results of operations.

We believe that our fulfillment infrastructure, consisting of strategically located warehouses, is essential to our supply chain management. Most of the warehouses we use are operated by third-party vendors over which we have limited control. We provide our operating standards under our operating agreements with third-party vendors and typically renew these agreements on an annual basis. We cannot assure you that we will be able to add suitable warehouse facilities on commercially acceptable terms or at all. In addition, our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of the warehouse facilities. Any decrease in the quality of service offered by these third-party vendors will adversely affect our reputation and business operations. The warehouse facilities may be vulnerable to damage caused by extreme weather conditions and disasters such as fire, flood, typhoon, environmental hazards, power outage, telecommunications failure, break-ins, earthquake, health epidemics, human error and other events. If any of the warehouse facilities were rendered incapable of operations, then we may be unable to fulfill our orders on a timely basis, which could result in canceled sales and a loss of customer loyalty and have a material adverse impact on our business, financial condition and results of operations. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and industry trends, which subjects us to laws and regulations related to privacy, information security and data protection. Any failure to comply with these law and regulations could materially and adversely harm our business.

We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and industry trends to guide our product development and to improve our products and customer experience. The confidentiality, access, collection, use and disclosure of customers’ data are highly regulated in China. The PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy, personal information and data, under which we are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate customer consent and to establish customer information protection systems with appropriate remedial measures. While we strive to comply with such laws and regulations, as well as our privacy policies and other obligations we may have with respect to privacy and data protection, some of our data collection activities may be deemed beyond the scope of or without the consent from our customers. Any failure or perceived failure to comply with laws, regulations or policies related to privacy, information security and data protection may result in inquiries and other proceedings or actions against us by government authorities or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose customers. In addition, as data protection and privacy issues draw more and more attention from the society, we may also become subject to new laws and regulations, or newly adopted interpretation and application of existing privacy and data protection laws or regulations, which are uncertain and could further restrict collection and usage of customer data, or otherwise inconsistent with our practice. Any additional enactment or promulgation of this type may, among other things, require us to implement new security measures or bring within the legislation or promulgation other personal data not currently regulated. Compliance with any additional laws could be expensive, may place restrictions on our data collection and processing practice, the conduct of our business and the manner in which we interact with our customers.

Any security and privacy breach may lead to leak and unauthorized disclosure of data and information we aggregate, which may hurt our brand image, our business and results of operations.

We store and analyze customer and operations data, and security breaches expose us to a risk of loss of such data, litigation and potential liability. Our data is encrypted and saved on cloud-based servers, segregated from the internet, protected by access control, and further backed up in long-distance servers, so as to minimize the possibility of data loss or breach. We have not experienced material incidents of security breach.

Despite the security measures we have implemented, we may experience cyber-attacks of varying degrees, including attempts to hack into our cloud or our intranet and steal customer and business information or obtain economic benefit from us. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our data, or may otherwise obtain access to such data. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our information system that could deter our customers from engaging with us, and have an adverse effect on our business and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, our customers’ and business partners’ perception of the effectiveness of our security measures could be harmed, we could lose customers and business partners, may not be able to maintain the level of engagement with customers and business partners and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business and results of operations.

We are increasingly dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We rely on information technology networks and systems to market and sell our products, to process, transmit and store electronic and financial information, to manage and monitor a variety of business processes and activities and to comply with regulatory, legal and tax requirements. We are dependent on a variety of information systems to effectively process and fulfill customer orders. We also depend on our information technology infrastructure for digital marketing activities, for managing our various distribution channels, for electronic communications among our personnel, customers, manufacturers and suppliers and for synchronization with our manufacturers and logistics providers on demand forecast, order placements and manufacturing and service status and capacity. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. Any material disruption of our systems, or the systems of our third-party manufacturers, e-commerce platforms or service providers, could disrupt our ability to track, record and analyze the products that we sell and could negatively impact our operations, shipment of goods, ability to meet customer requests, ability to process financial information and transactions, and ability to receive and process orders or engage in normal business activities. If our information technology systems suffer damage, disruption or shutdown, we may incur substantial cost in repairing or replacing these systems, and if we do not effectively resolve the issues in a timely manner, our business, financial condition and results of operations may be materially and adversely affected, and we could experience delays in reporting our financial results.

If we fail to maintain and upgrade our information technology systems, it may have a material adverse effect on our business, financial condition and results of operations.

As we grow our business, we expect to continue to invest in and implement, upgrades to our information technology systems and procedures. Without these improvements, our operations might suffer from unanticipated system disruptions, slow data processing, unreliable service levels, impaired quality or delays in reporting accurate information, any of which could negatively affect our reputation and ability to attract and retain customers. However, such upgrades may subject us to inherent costs and risks associated with changes to these systems, including potential disruption of our internal control structure, additional administration and operating expenses, failure to acquire or retain sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. In addition, the upgrade and improvement of our information technology systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance our business will increase. If we fail to respond to technological change or to adequately maintain and upgrade our systems and infrastructure in response to changing business needs in a timely, effective and cost-efficient fashion, our business could be adversely affected.

Inaccuracies in our operating metrics may harm our reputation and negatively affect our business.

We regularly review our operating metrics in relation to our customers to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using our internal data as well as third-party platform’s data, have not been validated by an independent third party, and may not be indicative of our future operation results. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business.

The payment methods that we accept subject us to third-party payment-related risks and other risks.

We accept payments from our customers using a variety of methods, including online payments with credit cards and debit cards issued by major banks and payment through third-party online payment platforms such as WeChat Pay and Alipay. We also rely on third parties to provide payment processing services. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment options. We may also be subject to various rules, regulations, and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers, or facilitate other types of online payments, and our business, financial condition, and results of operations could be materially and adversely affected.

Our ability to enrich our content offerings could be substantially impaired if we fail to cooperate with third-party content providers or fail to attract or retain high quality in-house writers and editors.

We currently generate promotional content primarily through our in-house editorial team. We also collaborate with third-party professional content providers to extend the breadth and depth of our content offerings. The demand and competition for skilled and experienced writers and editors are intense. We may not be able to compete effectively for talents, neither can we guarantee we will not lose existing editors or writers. We may also incur increased compensation expenditures as we upscale our editorial team or increase compensation and benefits to retain our skilled writers and editors. In addition, if we fail to maintain our cooperation with third-party professional content providers upon terms commercially acceptable to us, we may lose a portion of high-quality content offerings. Any of these occurrences may adversely affect our ability to produce high-quality content in an effective manner, resulting in deterioration of user experience and harm to our brand, and our financial condition and results of operations may be materially and adversely affected as a result.

If the content we produce and distribute through online social and content platforms, or content available on our website, is deemed to violate PRC laws or regulations, our business and results of operations may be materially and adversely affected.

We produce and distribute professionally generated personal care and wellness related content on third party online social and content platforms such as WeChat, Douyin and RED to promote feminine-care-related knowledge, to improve our brand awareness and to generate consumer interest in our products. Under PRC laws, we are required to monitor content we produce and distribute for items that are factually incorrect, socially destabilizing, obscene or defamatory, and promptly take actions with respect to such content items. Sometimes, it is arguable as to whether a piece of information is factually incorrect or involved other types of illegality, and it may be difficult to determine the type of content that may result in liability to us. Our burden to administer the content, and costs associated therewith, may be exacerbated if we develop our own app with user discussion panel or other interactive functions or features in the future, or introduce such interactive features and functions to our website and WeChat mini-program. If we are found to be liable, we may be subject to fines, revocation of our relevant licenses and other administrative and civil actions, which may interrupt our business. We have implemented measures to review content in light of the relevant laws and regulations before any of them is published. However, such procedures may not prevent all illegal or impropriate contents from being distributed, especially content created during living streaming by KOLs we collaborate with.

If our cash from operations is not sufficient to meet our current or future operating needs and expenditures, our business, financial condition and results of operations may be materially and adversely affected.

For the fiscal year ended June 30, 2022, we had negative cash flows from operations of US$1.9 million. We generated operating profit of US$0.7 million for the fiscal year ended June 30, 2023. We may require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives, investments or acquisitions we may decide to pursue. To the extent we are unable to generate sufficient cash flow, we may be forced to cancel, reduce or delay these activities. Our ability to generate cash to meet our operating needs and expenditures will depend on our future performance and financial condition, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. If our cash flows and capital resources are insufficient to fund our cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations. Alternatively, if our sources of funding are insufficient to satisfy our cash requirements, we may seek to obtain credit facilities or sell equity or debt securities. The sale of equity securities would result in dilution of our existing shareholders. The incurrence of indebtedness would result in debt service obligations and operating and financing covenants that could restrict our operations. Furthermore, it is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all, which could materially and adversely affect our business, financial condition and results of operations.

We may be subject to infringement claims of intellectual property rights or other rights of third parties, which may be expensive to defend and may disrupt our business and operations.

Our commercial success depends in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets and other proprietary rights of others. We have adopted and implemented internal procedures and licensing practices to prevent unauthorized use of such intellectual properties or the infringement by us of other rights of third parties. However, we cannot be certain that these measures can be effective in completely preventing all possible infringement, misappropriation and other violations of third-party’s intellectual property rights or other rights during the course of our business. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. This is especially the case as our sales and marketing activities may use photos or video clips that contain portraits of individuals and shows performed by others such as recorded product promotion live-streaming held by our cooperating KOLs. We cannot rule out the possibility that some of these use cases are not properly authorized by the relevant performers and/or proprietary right holders, which may expose us to potential liabilities for infringement of portrait rights or rights to network dissemination of information under Chinese laws. In addition, although we enter into license agreements with third party proprietary right holders, we cannot rule out the possibility that some uses of such licensed rights might exceed the authorized scope or permitted license time period specified in such license agreements. Furthermore, there could also be existing intellectual property of which we are not aware that our operations and business may inadvertently infringe upon. As such, we may from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. Also, although we have not been subject to any claims or lawsuits outside China, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States. If a claim of infringement brought against us in China, the United States or another jurisdiction is successful, we may be required to pay substantial penalties or other damages and fines, enter into license agreements which may not be available on commercially reasonable terms or at all or be subject to injunctions or court orders. Even if allegations or claims lack merit, defending against them could be both costly and time consuming and could significantly divert the efforts and resources of our management and other personnel. Competitors and other third parties may claim as well that our officers or employees have infringed, misappropriated or otherwise violated their product formulas, confidential information, trade secrets or other proprietary information or technology in the course of their employment with us or in their designing and manufacturing products for us, as the case may be. Although we take steps to prevent the unauthorized use or disclosure of such third-party information, intellectual property or technology by our officers or employees, we cannot guarantee that our internal intellectual property policy, any other policies or contractual provisions that we have implemented or may implement will be effective. If a claim of infringement, misappropriation or violation is brought against us or one of our officers or employees, we may suffer reputational harm and may be required to pay substantial damages, subject to injunction or court orders or be required to suspend sales of our products or to remit to the plaintiff the revenues we derive from the sales, any of which could adversely affect our business, financial condition and results of operations.

Our revenues and financial results may be adversely affected by any economic slowdown in China or globally.

The success of our business ultimately depends on consumer spending. All of our operations are in China and we derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. Any slowdown could significantly reduce domestic commerce in China. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Sales of our products and services depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to consumers’ perceived uncertainty in economic conditions, customers might delay, reduce, or cancel purchases of our products and our results of operations may be materially and adversely affected.

Heightened geopolitical tensions, particularly between the United States and China, may adversely impact our business, financial condition and results of operations.

Recently there have been heightened tensions in geopolitical relations, particularly between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia as well as the Israel-Hamas war in the middle east. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. While we currently do not conduct any business operations outside of China, the existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, results of operations and our business strategy.

The conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. The conflict between Russia and Ukraine has, and is likely to continue to, generate uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic activities. While we do not have substantial operations in these areas or any suppliers from these areas, there is no guarantee that these geopolitical tensions will not cause reduce levels of trade, investments and technological exchanges, or result in disruption to global economic and supply chains, which in turn may have an adverse impact on our business and results of operations.

Natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease, Middle East respiratory syndrome, severe acute respiratory syndrome, H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, and results of operations.

Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.

We lease the premises for manufacturing, warehousing and offices. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected.

Failure to comply with the terms of our indebtedness could have an adverse effect on our cash flow and liquidity.

Pursuant to certain debt agreements, we have created security interests over our self-owned properties located in Shenzhen in favor of a financial institution. Such arrangement could limit our ability to dispose our self-owned properties or utilize the proceeds of such disposition and, upon an event of default, allow this financial institution to foreclose upon our property pledged. In such cases, our ability to use these properties, as well as our business operations, liquidity and results of operations could be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may have material and adverse effect to investor confidence and the market price of our securities.

In the course of auditing our consolidated financial statements as of and for the fiscal years ended June 30, 2022 and 2023, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting and other control deficiencies. The material weakness identified relates to (i) the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC and (ii) the lack of robust and formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting and the SEC reporting requirements. This has resulted in a number of accounting errors and omissions, including but not limited to the accounting for the complex transactions such as share based compensation and redeemable convertible preferred shares. Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy these material weaknesses. However, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses, or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses or significant deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Once we become a public company in the United States, we will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2025 assuming the Business Combination is consummated in 2023. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Risks Related to Doing Business in China

Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.

Laws regulating foreign investment in China include the PRC Foreign Investment Law, or the PRC FIL, effective from January 1, 2020, and the Regulation on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, effective from January 1, 2020. The PRC FIL specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved to be issued by the State Council. While we do not operate in an industry that is currently subject to foreign investment restrictions or prohibition in China, it is uncertain whether our industry will be named in an updated “negative list” to be issued in the future. If our industry is added to the “negative list” or if the PRC regulatory authorities otherwise decide to limit foreign ownership in our industry, there could be a risk that we would be unable to do business in China as we are currently structured. If any new laws and/or regulations on foreign investments in China are promulgated and implemented, such changes could have a significant impact on our current corporate structure, which in turn could have a material adverse impact on our business and operations, PubCo’s ability to raise capital and the market price of PubCo’s securities following the Business Combination. In such event, despite our efforts to restructure to comply with the then applicable PRC laws and regulations in order to continue our operations in China, we may experience material changes in our business and results of operations, our attempts may prove to be futile due to factors beyond our control, and the value of PubCo’s securities may significantly decline or become worthless.

The PRC government supervises the manner in which we conduct our business activities in accordance with applicable laws and regulations, and any regulatory intervention or enforcement action by the proper regulatory authorities could result in a material adverse change in our operations and the value of PubCo’s securities.

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government regulates the commercial economy by refining and modifying the legal and regulatory system from time to time in keeping with the developing economic trends and needs of the market. Our ability to operate in China may be affected by reforms and updates in PRC laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Any regulatory intervention or enforcement action by regulatory authorities could influence and result in a material adverse change in our operations and our securities may decline in value as a result. We may need to adjust our operations from time to time to address any concern that may be raised by governmental agencies or otherwise comply with their regulatory requirements or regulatory actions. Also, following the implementation of the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, the PRC government has recently indicated an intent to improve and strengthen the proper oversight and control, based on gathered experience, over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of PubCo’s securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Changes in China’s economic, social or other conditions or government policies could have a material adverse effect on Big Tree Cloud’s, and following the Business Combination, PubCo’s business, results of operations, financial condition, and the value of PubCo’s securities.

All of our operations are located in China and substantially all of our assets are located in China. Accordingly, Big Tree Cloud’s, and following the Business Combination, PubCo’s business, results of operations and financial condition may be influenced by the PRC political, economic and social conditions.

The economic, political and social conditions in China differ from those of the countries in other jurisdictions in many respects, including the role of the government in economic development, level of development, allocation of resources, administration of the foreign exchange and growth rate. Over the past decades, the PRC government has taken various measures to promote the market economy and encourage entities to establish sound corporate governance. The PRC government also regulates and oversees China’s economic growth by strategically allocating resources, controlling the payment of foreign currency-denominated debt, formulating monetary policy and providing preferential treatment to specific industries or companies. Economic reform measures may also be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country, and there can be no assurance that the Chinese government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

Various measures implemented by the PRC government to encourage economic growth and guide the allocation of resources may benefit the overall Chinese economy, but may also have a negative effect on Big Tree Cloud and PubCo following the Business Combination. The PRC government has also implemented certain measures in the past, including interest rate adjustment, aiming to sustain the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for Big Tree Cloud’s products and consequently have a material adverse effect on Big Tree Cloud’s, and following the Business Combination, PubCo’s business, results of operations and financial condition. In addition, the COVID-19 pandemic may also have a severe and negative impact on the Chinese economy. Any severe or prolonged slowdown in the rate of growth of the Chinese economy may adversely affect Big Tree Cloud’s, and following the Business Combination, PubCo’s business and results of operations, leading to reduction in demand for its products and adversely affect its competitive position.

As with all standing governments of a sovereign state, the PRC government has the proper authority to promulgate laws, regulations or policies that seek to impose increased scrutiny over, or further revise, the current regulatory regime in certain industries or in certain activities it deems to be in the best interest of China. For instance, the PRC government may influence the business operations in China and may in turn influence specific industries or companies that it deems appropriate to further regulatory, political and societal goals, which may, however, have a material and adverse effect on the short term or future growth of the affected industries and the companies operating in such industries. These actions may significantly limit or completely hinder PubCo’s ability to offer or continue to offer securities to you and cause the value of PubCo’s securities to significantly decline or be worthless.

Big Tree Cloud’s, and following the Business Combination, PubCo’s ability to successfully maintain or grow business operations in China depends on various factors, which are beyond its control. These factors include, among others, macro-economic and other market conditions, political stability, social conditions, measures to control inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation, and changes in industry policies. If Big Tree Cloud or PubCo fails to take timely and appropriate measures to adapt to any of the changes or challenges, Big Tree Cloud’s, and following the Business Combination, PubCo’s business, results of operations and financial condition could be materially and adversely affected.

If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.

Personal care industry and certain business models and practices such as the operation of franchise business and export oriented e-commerce business in China are highly regulated, and requires multiple licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained valid licenses through our subsidiaries, including but not limited to: Class II medical device business recordation proof, sanitation license of disinfection product manufacturer, medical device quality management system certification and the food business license. However, as a fast-growing company with limited operating history that is continuously exploring more approaches to conduct sales and marketing cost-effectively and capture points of growth, we may be unable to obtain all the licenses, registrations and filings necessary or advisable for certain of our operations, especially the newly launched ones. As of the date of this proxy statement/prospectus, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of licenses, permits, registrations or filings. However, we cannot assure you that we will not be subject to any administrative action that may materially and adversely affect our business, financial condition and results of operations.

In addition, certain licenses, permits or registrations we hold are subject to periodic renewal. If we fail to maintain or renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on a timely manner, our operations could be disrupted. In addition, under relevant PRC laws and regulations, our license holders are required to update certain licenses if any change to their respective name, registered capital or legal representative during the validity period of such license. If we fail to properly renew and maintain all such requisite licenses on time, we may face penalties and in extreme circumstances, order to suspend or terminate our manufacturing or other businesses.

Further, due to uncertainties of interpretation and implementation of existing laws and the adoption of additional laws and regulations, the licenses, permits, registrations or filings we held may be deemed insufficient by PRC governments, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions. Furthermore, as we develop and expand our business scope, we may need to obtain additional permits and licenses and we cannot assure that we will be able to obtain such permits on time or at all.

Uncertainties in the changes, interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect Big Tree Cloud’s business.

Similar to conducting business in other foreign jurisdictions outside of the U.S., we face certain risks arising from a foreign legal system, including risks and uncertainties regarding the changes, interpretation and enforcement of laws and the evolving status of rules and regulations in China, and as a company with limited operating history, we may not be prepared or capable of complying with the changes in a timely matter.

The PRC legal system is a civil law system based on written statutes. In 1979, the PRC government began to publish a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in mainland China. However, mainland China’s legal system is still developing as the global economy continues to evolve, and recently enacted laws and regulations are subject to interpretation by the PRC regulatory agencies and new laws and regulations may be promulgated to cover more aspects of economic activities in mainland China. These laws, regulations and legal requirements are relatively new and often change, and their interpretation and enforcement may raise uncertainties given the lack of precedents for its interpretation on the onset that which in turn could limit the reliability of the legal protections available to us.

Under the current PRC legal system, we believe that, immediately after the completion of the Business Combination, PubCo is not required to obtain any permits, authorizations, or approvals as a holding company with no actual business operation. However, we cannot predict future developments in the PRC legal system. If any PRC laws, rules or regulations is amended or new laws, rules or regulations is published, after the completion of the Business Combination, PubCo may need to procure additional permits, authorizations and approvals for its operations, which it may not be able to obtain. Our inability to obtain such permits or authorizations may materially adversely affect its business, financial condition and results of operations.

Administrative and court proceedings in China, like many other civil law systems, may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities retain certain discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of administrative and court proceedings that we may involve. These uncertainties may impede our ability to enforce contracts and could materially adversely affect its business, financial condition and results of operations.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this Business Combination under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded.

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies or assets and controlled by PRC individuals or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and the listing of our securities after the completion of the Business Combination and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities (the “Opinions”), which emphasized the need to strengthen administration over illegal securities activities and supervision of overseas listings by China-based companies. The Opinions proposed promoting regulatory systems to deal with risks facing China-based overseas-listed companies, and provided that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities.

On December 27, 2021, National Development and Reform Commission(“NDRC”) and the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version) (the “Negative List”), which became effective and replaced the previous version on January 1, 2022. According to the Negative List, domestic enterprises engaging in businesses in which foreign investment is prohibited shall obtain approval from the relevant authorities before offering and listing their shares on an overseas stock exchange. In addition, certain foreign investors shall not be involved in the operation or management of the relevant enterprise, and shareholding percentage restrictions under relevant domestic securities investment management regulations shall apply to such foreign investors.

Since Big Tree Cloud is not engaged in businesses in which foreign investment is prohibited, Big Tree Cloud believes that it is not required to obtain such approval under the Negative List. However, some of the abovementioned laws, regulations and policies were recently promulgated or issued, and have not yet taken effect (as applicable), their interpretation, application and enforcement are subject to uncertainties, and uncertainties remain regarding the interpretation and implementation of the new rules and regulations.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and circulated five supporting guidelines, which became effective on March 31, 2023.

According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures, which filing shall be submitted within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

Guidance for Application of Regulatory Rules — Overseas Offering and Listing No.1, promulgated by CSRC together with the Overseas Listing Trial Measures, provides that if a domestic enterprise completes an overseas offering through an overseas special purposes acquisition company, it shall submit the filing materials within three business days after such overseas special purposes acquisition company publicly announces such acquisition transaction. Big Tree Cloud believes that in accordance with the abovementioned guidance and rules, it shall complete the filing procedure under the Overseas Listing Trial Measures before the consummation of the Business Combination and the listing of PubCo’s securities on Nasdaq. Big Tree Cloud has submitted a filing with the CSRC with respect to the Business Combination. As of the date of this proxy statement/prospectus, Big Tree Cloud has not completed the filing procedures with the CSRC, and other than correspondence with the CSRC in connection with the CSRC filing procedures, Big Tree Cloud has not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to this Business Combination. Plutonian, PubCo and Big Tree Cloud will not consummate the Business Combination without first completing the CSRC filing and receiving the CSRC filing notice under the Overseas Listing Trial Measures, even if the securityholders of Plutonian have approved the Business Combination in the extraordinary general meeting.

Big Tree Cloud and PubCo may not be able to complete the filing procedures, obtain the approvals or authorizations, or complete required procedures or other requirements in a timely manner, or at all, and may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies as a result. These regulatory agencies may impose penalties on Big Tree Cloud, including forced rectification, warning and fines from RMB1,000,000 to RMB10,000,000 against Big Tree Cloud, and could materially hinder its ability to consummate the Business Combination.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the Draft Regulations for Internet Data Security, are required for the issuance of our securities overseas or for offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. For the requirement of cybersecurity review, see “— Any failure to comply with the various applicable PRC laws and regulations related to data security and cybersecurity could affect our offshore listing and lead to liabilities or other regulatory actions, which would have a material and adverse effect on our business operations.” Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Any failure to comply with the various applicable PRC laws and regulations related to data security and cybersecurity could affect our offshore listing and lead to liabilities or other regulatory actions, which would have a material and adverse effect on our business operations.

The cybersecurity legal regime in China is relatively new and evolving rapidly, and their interpretation and enforcement involve uncertainties. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations in certain circumstances.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law (the “Data Security Law”), which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations of entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides for a national security review procedure for data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law (the “PRC National Security Law”), the government shall establish institutions and mechanisms for national security review and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services.

On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the cybersecurity review measures issued in April 2020. The Cybersecurity Review Measures provide, among others, (1) the purchase of cyber products and services by critical information infrastructure operators (the “CIIOs”), and network platform operators, which engage in data processing activities that affect or may affect national security, shall be subject to the cybersecurity review by the Cybersecurity Review Office, which is the department responsible for the implementation of cybersecurity review under the CAC; and (2) network platform operators with personal information of over one million users that seek for listing on a foreign stock exchange shall apply for a cybersecurity review by the Cybersecurity Review Office. In addition, the Cybersecurity Review Measures provide that relevant regulatory authorities may initiate a cybersecurity review against CIIOs and network platform operators if they are deemed to engage in activities that affect or may affect national security by relevant regulatory authorities. However, the Cybersecurity Review Measures have not offered any explanation or interpretation for what constitute “affect or may affect national security,” and PRC authorities may have certain discretion in interpreting and enforcing these laws and regulations.

As of the date of this proxy statement/prospectus, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact definition, scope or criteria of “critical information infrastructure operators,” “network platform operators” and “users’ personal information” under the current regulatory regime remains unclear, and the PRC government authorities may have certain discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or network platform operator under PRC laws. If we are deemed to be a critical information infrastructure operator or network platform operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

On November 14, 2021, the CAC published the Draft Regulations for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (1) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (2) listing abroad of data processors processing over one million users’ personal information; (3) listing in Hong Kong which affects or may affect national security; or (4) other data processing activities that affect or may affect national security. There have been no clarifications from the authorities as of the date of this proxy statement/prospectus as to the standards for determining such activities that “affects or may affect national security.” The public comment period for the Draft Regulations for Internet Data Security ended on December 13, 2021, and it has not come into effect as of the date of this proxy statement/prospectus. On December 28, 2021, the CAC, together with other relevant administrative departments, jointly promulgated the 2022 Cybersecurity Review Measures, which came into effect on February 15, 2022. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office. As of the date of this proxy statement/prospectus, neither we nor any of our subsidiaries has been required by any PRC governmental authority to apply for cybersecurity review, nor have we or any of our subsidiaries received any inquiry, notice, warning, sanction in such respect or been denied permission from any PRC regulatory authority to list on U.S. exchanges. Based on the current PRC laws and regulations, in effect and their enforcement, we believe that neither we nor any of our subsidiaries is subject to the cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to the offering of our securities or the business operations of our subsidiaries, because neither we nor any of our subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. However, as PRC governmental authorities have certain discretion in interpreting and implementing statutory provisions and there remains uncertainties in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, if the PRC regulatory authorities take a position contrary to ours, we cannot assure you that we or any of our subsidiaries will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Draft Administrative Regulations (if enacted) as a critical information infrastructure operator or an internet platform operator that is engaged in data processing activities that affect or may affect national security or holds personal information of more than one million users, nor can we assure you that we or our subsidiaries would be able to pass such review. If we or any of our subsidiaries fails to receive any requisite permission or approval from the CAC for the Business Combination or the business operations of our subsidiaries, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently conclude that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate us to obtain such permission or approvals in the future, we or our subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”), which became effective on March 31, 2023. The Archives Rules regulate both overseas direct offerings and overseas indirect offerings, providing that, among other things:

•        in relation to the overseas listing activities of PRC enterprises, the PRC enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities;

•        during the course of an overseas offering and listing, if a PRC enterprise needs to publicly disclose or provide to securities companies, securities service providers or overseas regulators, any materials that contain relevant state secrets, government work secrets or information that has a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the PRC enterprise should complete the relevant approval/filing and other regulatory procedures; and

•        working papers produced in the PRC by securities companies and securities service providers, which provide PRC enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and competent PRC authorities must approve the transmission of all such working papers to recipients outside the PRC.

Given that the above-mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, and some of them have not yet taken effect. Due to the relatively recent nature of these laws, regulations and policies, and the lack of pertinent cases to observe, it could take some time to observe their interpretation, application and enforcement. Complying with new laws and regulations could cause us to incur substantial costs or require it to change its business practices in a manner materially adverse to our business.

It may be difficult for overseas regulators to conduct investigations or collect evidence within mainland China.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulators of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulators in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of mainland China, and without the consent by the Chinese securities government authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the difficulty for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this registration statement/prospectus include audit documentation located in China. PCAOB may not be able to inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection which could result in limitations or restrictions to our access to the U.S. capital markets. Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act (“HCFAA”) after the Business Combination if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ordinary shares.

The independent registered public accounting firm of Big Tree Cloud issued an audit opinion on the financial statements included in this proxy statement/prospectus filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, the auditor of Big Tree Cloud, is required by the laws of the United States to undergo regular inspections by the PCAOB.

Our auditor, Audit Alliance LLP, which is headquartered in Singapore, is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. However, recent history and development with respect to audits of China-based companies, such as us, create uncertainty about the ability of their auditor to fully cooperate with the PCAOB’s request for audit work papers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB is currently unable to conduct inspections of audit firms located in mainland China and Hong Kong, and it has issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. The audit work papers for our Chinese operations are located in China.

If our auditor is not permitted to provide requested audit work papers located in China to the PCAOB, investors would be deprived of the benefits of PCAOB’s oversight of such auditors through such inspections.

Pursuant to the HCFAA, if the PCAOB is unable to inspect an issuer’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”).

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the CSRC and the Ministry of Finance (“MOF”) of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HCFAA from three years to two. As a result, the risks mentioned above have been heightened.

Notwithstanding the foregoing, our ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Audit Alliance LLP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the our auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in our securities to be prohibited under the HCFAA, and ultimately result in a determination by a securities exchange to delist the our securities. Accordingly, the HCFAA calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. We could still face the risk of delisting and cease of trading of our securities from a stock exchange or an over-the-counter market in the United States under the HFCAA, as amended by the Consolidated Appropriations Act, 2023, and the securities regulations promulgated thereunder if the PCAOB determines that it is unable to inspect and investigate completely our registered public accounting firms for a period of two consecutive years, and that as a result an exchange may determine to delist our securities.

Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. As such, the offering of our securities may be subject to additional disclosure requirements and review that the SEC or other regulatory authorities in the United States may adopt for companies with China-based operations, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.

The M&A Rules and certain other PRC regulations establish procedures for certain acquisitions of PRC domestic companies, which could make it difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements in relation to the merger and acquisition activities in China by foreign investors. In addition to the Anti-monopoly Law itself, these include the M&A Rules, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011, and the Measures for the Security Review of Foreign Investment promulgated by NDRC and the MOFCOM in December 2020 and came into force on January 18, 2021. These laws and regulations impose requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic company. In addition, pursuant to relevant anti-monopoly laws and regulations, the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of the anti-monopoly laws and regulations of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over PRC domestic companies that raise “national security” concerns are subject to strict review by NDRC and the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including clearance from the SAMR and approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Rules.

On March 15, 2019, the PRC National People’s Congress approved the newly enacted PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law (the “Implementation Rules”), which came into effect on January 1, 2020. The PRC Foreign Investment Law and its Implementation Rules embody a regulatory trend in mainland China that aims to bring its foreign investment regulatory regime in line with prevailing international practices, and represent the legislative endeavors to unify corporate legal requirements applicable to foreign and domestic investments. However, since the PRC Foreign Investment Law and its Implementation Rules are relatively new, uncertainties still exist with respect to their interpretations and implementations.

The PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued by or approved to be issued by the State Council. A foreign invested enterprise would not be allowed to make investments in prohibited industries set out in the “negative list” while a foreign invested enterprise must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries.

While our mainland China subsidiaries are not currently subject to foreign investment restrictions as set forth in the presently effective Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List, it is uncertain whether any of their business operation will be subject to foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future. If any part of our business operation falls in the “negative list” or if the interpretation and implementation of the PRC Foreign Investment Law and any future “negative list” mandate further actions, such as market entry clearance granted by the PRC Ministry of Commerce, we face uncertainties as to whether such clearance can be timely obtained, or at all. We cannot assure you that the relevant government authorities will not interpret or implement the PRC Foreign Investment Law in the future in a way that will materially impact the viability of our current corporate governance and business operations.

Regulations in mainland China of loans to and direct investment in PRC domestic companies by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in mainland China primarily through our mainland China subsidiaries. We may make additional capital contributions or loans to our mainland China subsidiaries, which are treated as foreign invested enterprises under the law in mainland China. The loans extended by us to our mainland China subsidiaries are subject to regulations and foreign exchange loan registrations of mainland China. For example, with respect to the registration, loans by us to our mainland China subsidiaries to finance their activities must be registered with the relevant local counterpart of the State Administration of Foreign Exchange of the PRC, or SAFE, or filed with SAFE in its information system; with respect to the outstanding amounts of loans, (i) if the relevant mainland China subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of loans shall not exceed the difference between the total investment and the registered capital of the mainland China subsidiaries; and (ii) if the relevant mainland China subsidiaries adopt the relatively new foreign debt mechanism, the outstanding amount of loans shall not exceed 200% of the net asset of the relevant mainland China subsidiaries. We may also finance our mainland China subsidiaries by means of capital contributions. These capital contributions must be reported to or filed or registered with the MOFCOM, and the SAMR, or their local counterparts.

Pursuant to the Circular of the State Administration of Foreign Exchange on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was last amended on December 30, 2019, and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated and came into effect in June 2016, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the use by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. Nevertheless, SAFE Circular 19 and SAFE Circular 16 reiterate the principle that Renminbi converted from the foreign currency-denominated capital of a foreign invested company may not be directly or indirectly used for purposes beyond its business scope and prohibit foreign-invested companies from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under their business scopes.

Under the laws and regulations in mainland China, we are permitted to utilize the proceeds of any financing outside mainland China to fund our mainland China subsidiaries by making loans to or additional capital contributions to our mainland China subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. These laws and regulations may affect our ability to use Renminbi converted from the net proceeds of any financing outside mainland China to fund the establishment of new entities in mainland China by our mainland China subsidiaries, to invest in or acquire any other PRC domestic companies through our mainland China subsidiaries.

We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current regulations in mainland China permit our mainland China subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with the accounting standards and regulations in mainland China. In addition, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital.

As of June 30, 2022, most of our mainland China subsidiaries at that time had not made appropriations to statutory reserves as our mainland China subsidiaries at that time reported accumulated loss.

Additionally, if our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. In addition, the incurrence of indebtedness by our mainland China subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our mainland China subsidiaries to pay dividends to us.

Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “— If we are classified as a mainland China resident enterprise for purposes of income tax in mainland China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.”

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees, limitation with respect to utilization of labor dispatching, applying for foreigner work permits, labor protection and labor condition and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

Companies registered and operating in mainland China are required under the PRC Social Insurance Law (latest amended in 2018) and the Regulations on the Administration of Housing Funds (latest amended in 2019) to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment, and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to the extent required by law.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make full social insurance payments and contribute to the housing provident funds. If we are found to have violated applicable labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be adversely affected.

There may exist uncertainties with respect to effecting service of legal process, enforcing foreign judgments or bringing actions in mainland China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct all of our operations in China, and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within mainland China for a significant portion of the time and all of them are mainland China nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, you may face uncertainties to the recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision, as the case may be in many other jurisdictions.

For additional information, please see the section entitled “Enforceability of Civil Liability.”

Fluctuations in exchange rates could have a material and adverse effect on our results of operations.

The value of the RMB, which is the currency of the PRC, against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In August 2015, the PBOC changed the way it calculates the mid-point price of RMB against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2018, the value of the RMB appreciated by approximately 5.5% against the U.S. dollar; and in 2019, the RMB appreciated by approximately 1.9% against the U.S. dollar. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Our business is conducted in the PRC through our PRC subsidiaries, and their books and records are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are partly presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our PRC subsidiaries’ assets and results of operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Ordinary Shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into RMB in order to use the funds for our PRC subsidiaries’ business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our PRC subsidiaries’ business.

The PRC government may adopt a more flexible currency policy from time to time. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our securities in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our securities.

Limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by foreign exchange regulations in mainland China that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Any appreciation or depreciation in the value of Renminbi relative to the U.S. dollar could cause the results of conversion using a rate that is different from the foregoing rate to differ materially from those contained in this proxy statement/prospectus.

Governmental regulation of currency conversion may affect the utilization of our revenues.

Similar to many other jurisdictions that have foreign exchange control, the PRC government imposes regulations on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Under existing foreign exchange regulations in mainland China, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into a foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the SAFE implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may also restrict access in the future to foreign currencies for current account transactions if we fail to fulfill the regulatory requirements. We receive substantially all of our revenues in Renminbi. If the foreign exchange regulation system affects us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Regulations in mainland China relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our mainland China resident beneficial owners to liability and penalties under the law of mainland China.

SAFE requires mainland China residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such mainland China residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events.

If our shareholders who are mainland China residents or entities do not complete their registration with the local SAFE branches, our mainland China subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our mainland China subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under the law of mainland China for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the mainland China residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are mainland China residents or entities have complied with, and will in the future make any registrations or obtain any approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland China subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject plan participants in mainland China or us to fines and other legal or administrative sanctions.

Under SAFE regulations, mainland China residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. We expect to adopt share incentive plans in connection with the Business Combination, and our mainland China resident employees who participate may be subject to these regulations after we become a public company listed in the United States upon the completion of the Business Combination. If we or any of these resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers, and employees under PRC laws.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our mainland China subsidiaries have received preferential tax treatments from PRC local government authorities. The preferential tax treatments are resulted from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such preferential tax treatments at any time. The discontinuation of such preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a mainland China resident enterprise for purposes of income tax in mainland China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a mainland China resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The State Administration of Taxation, or the SAT, issued a circular in April 2009 and amended it in January 2014, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups in mainland China, not those controlled by individuals in mainland China or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC domestic company or a PRC domestic company group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to enterprise income tax in mainland on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that none of our entities outside of mainland China is a mainland China resident enterprise for tax purposes. However, the tax resident status of an enterprise is subject to determination by the tax authorities in mainland China and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the tax authorities in mainland China determine that we are a mainland China resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with mainland China enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-mainland China resident enterprises. In addition, non-mainland China resident enterprise shareholders may be subject to mainland China tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within mainland China. Furthermore, if tax authorities in mainland China determine that we are a mainland China resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-mainland China individual shareholders and any gain realized on the transfer of ordinary shares by such holders may be subject to mainland China tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gains are deemed to be from mainland China sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-mainland China shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our mainland China subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a mainland China resident enterprise to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC domestic company. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Big Tree Cloud’s Management’s Discussion and Analysis of Financial Condition and Result of Operations — Taxation — China.”

We intend to re-invest all earnings, if any, generated from our mainland China subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our mainland China subsidiaries to our Hong Kong subsidiary.

Indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies may result in tax burdens.

In February 2015, the State Administration of Taxation, or the SAT, issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-mainland China resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-mainland China resident enterprise being the transferor, or the transferee, or the mainland China entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the tax authority in mainland China may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring tax in mainland China. As a result, gains derived from such indirect transfer may be subject to enterprise income tax in mainland China, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. On October 17, 2017, the SAT issued Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-mainland China resident enterprises. The tax authorities in mainland China may pursue such non-mainland China resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our mainland China subsidiaries to assist in the filing. As a result, we and non-mainland China resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Circular 7 and Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-mainland China resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company in mainland China, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC laws, legal documents of PRC domestic companies for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our mainland China subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. In order to maintain the physical security of our chops and chops of our mainland China entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our mainland China subsidiaries, we or our mainland China subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest or entitlement to other facilities or assets may be defective or subject to lien and our right to lease, own or use the properties affected by such defects or lien challenged, which could cause significant disruption to our business.

Under the laws in mainland China, all lease agreements are required to be registered with the local housing authorities. We currently lease several premises in mainland China, some of which have not completed the registration of the ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

Meanwhile, registered mortgage of property right may exist over certain properties we leased for our mainland China subsidiaries. In addition, some registered addresses of mainland China subsidiaries may be inconsistent with the actual operating addresses, and the actual uses of some land leased to some of our mainland China subsidiaries may be inconsistent with the planned use indicated on the ownership certificate of such land. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. In addition, we may not be able to renew our existing lease agreements before their expiration dates, in which case we may be required to vacate the properties. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

Risks Related to PubCo’s Securities Following the Business Combination

Currently, there is no public market for PubCo Ordinary Shares. PubCo shareholders cannot be sure that an active trading market will develop for or of the market price of PubCo Ordinary Shares they will receive or that PubCo will successfully obtain authorization for listing on the Nasdaq.

Upon the consummation of the Business Combination, each share of SPAC Common Stock will be converted into the right to receive one PubCo Ordinary Share. PubCo is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. Plutonian, Big Tree Cloud and PubCo have agreed to use their best efforts to cause PubCo Ordinary Shares to be issued in the Business Combination to be approved for listing on the Nasdaq prior to the Closing of the Business Combination. However, the listing of shares on the Nasdaq does not ensure that a market for PubCo Ordinary Shares will develop or the price at which the shares will trade. No assurance can be provided as to the demand for or trading price of PubCo Ordinary Shares following the closing of the Business Combination and PubCo Ordinary Shares may trade at a price less than the current market price of SPAC Common Stock.

Even if PubCo is successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their ordinary shares. If a public market for PubCo Ordinary Shares does not develop, investors may not be able to re-sell their ordinary shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. PubCo cannot predict the extent to which investor interest in PubCo will lead to the development of an active, liquid trading market. The trading price of and demand for PubCo Ordinary Shares following completion of the Business Combination and the development and continued existence of a market and favorable price for PubCo Ordinary Shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, the businesses, operations, results and prospects of PubCo, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings, and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for PubCo Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise affect negatively the price and liquidity of PubCo Ordinary Shares. Many of these factors and conditions are beyond the control of PubCo or PubCo shareholders.

Certain judgments obtained against PubCo by PubCo’s shareholders may not be enforceable.

PubCo is an exempted company incorporated under the laws of the Cayman Islands. Big Tree Cloud conducts most of its operations in China and substantially all of its operations outside of the United States. Most of Big Tree Cloud’s assets are located in China, and substantially all of Big Tree Cloud’s assets are located outside of the United States. In addition, after the Business Combination, most of PubCo’s senior executive officers reside within China for a significant portion of the time and most are PRC nationals. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against PubCo’s assets or the assets of Big Tree Cloud’s directors and officers due to PubCo’s structure as a foreign holding company with respect to its operation in China which constitute substantially all of PubCo’s assets.

PubCo’s share price may be volatile and could decline substantially.

The market price of PubCo’s ordinary shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in PubCo’s share price may include, among other factors discussed in this section, the following:

•        actual or anticipated variations in the financial results and prospects of the company or other companies in the same industry;

•        changes in financial estimates by research analysts;

•        changes in the market valuations of other entertainment companies;

•        announcements by PubCo or its competitors of new products and services, expansions, investments, acquisitions, strategic partnerships, or joint ventures;

•        mergers or other business combinations involving PubCo;

•        additions and departures of key personnel and senior management;

•        changes in accounting principles;

•        the passage of legislation or other developments affecting PubCo or its industry;

•        the trading volume of PubCo Ordinary Shares in the public market;

•        the release of lockup, escrow, or other transfer restrictions on PubCo’s outstanding equity securities or sales of additional equity securities;

•        potential litigation or regulatory investigations;

•        changes in economic conditions, including fluctuations in global and Chinese economies;

•        financial market conditions;

•        natural disasters, terrorist acts, acts of war, or periods of civil unrest; and

•        the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities have been volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of PubCo Ordinary Shares.

The sale or availability for sale of substantial amounts of ordinary shares could adversely affect their market price.

Sales of substantial amounts of PubCo Ordinary Shares in the public market after the completion of the Business Combination, or the perception that these sales could occur, could adversely affect the market price of the ordinary shares and could materially impair PubCo’s ability to raise capital through equity offerings in the future. The ordinary shares listed after the Business Combination will be freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, Big Tree Cloud and its directors, executive officers and existing shareholders will exchange the ordinary shares of Big Tree Cloud held by them for PubCo Ordinary Shares upon the consummation of the Business Combination and have agreed, subject to certain exceptions, not to sell any PubCo Ordinary Shares for 180 days after the date of this proxy statement/prospectus without the prior written consent of PubCo. Ordinary Shares of PubCo to be held by Big Tree Cloud’s certain existing shareholders after the Business Combination may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about PubCo or its business, its ordinary shares price and trading volume could decline.

The trading market for Combined Company’s ordinary shares will depend in part on the research and reports that securities or industry analysts publish about the Combined Company or its business. Securities and industry analysts do not currently, and may never, publish research on the Combined Company. If no securities or industry analysts commence coverage of the Combined Company, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover the Combined Company downgrade its securities or publish inaccurate or unfavorable research about its business, its share price would likely decline. If one or more of these analysts cease coverage of the Combined Company or fail to publish reports on the Combined Company, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

PubCo’s amended and restated memorandum and articles of association that will become effective immediately prior to the completion of the Business Combination contains anti-takeover provisions that could have a material adverse effect on the rights of holders of PubCo Ordinary Shares.

In connection with the Business Combination, PubCo will adopt an amended and restated memorandum and articles of association that will become effective immediately prior to the consummation of the Business Combination. PubCo’s post-closing memorandum and articles of association will contain provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third-parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, PubCo’s board of directors will have the authority, subject to any resolution of the shareholders to the contrary, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with PubCo Ordinary Shares. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of PubCo or make removal of management more difficult. If PubCo’s board of directors decides to issue preference shares, the price of PubCo Ordinary Shares may fall and the voting and other rights of the holders of PubCo Ordinary Shares may be materially and adversely affected.

If the benefits of the Business Combination do not meet the expectations of financial or industry analysts, the market price of the Combined Company’s securities may decline after the Business Combination.

The market price of the Combined Company’s securities may decline as a result of the Business Combination if:

•        the Combined Company does not achieve the perceived benefits of the business combination as rapidly as, or to the extent anticipated by, financial or industry analysts; or

•        the effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of declining share prices.

The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an initial public offering and may create risks for our unaffiliated investors.

An initial public offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of proving that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of an IPO company’s business, financial condition and results of operations. Going public via a business combination with a special purpose acquisition company (“SPAC”), such as Plutonian, does not involve any underwriters and may therefore result in less careful vetting of information that is presented to the public.

In addition, going public via a business combination with a SPAC does not involve a bookbuilding process as is the case in an initial public offering. In any initial public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a business combination involving a SPAC, the value of the target company is established by means of negotiations between the target company and the SPAC. The process of establishing the value of a target company in a SPAC business combination may be less effective than an initial public offering bookbuilding process and also does not reflect events that may have occurred between the date of the Merger Agreement and the closing of the transaction. In addition, while initial public offerings are frequently oversubscribed, resulting in additional potential demand for shares in the aftermarket following an initial public offering, there is no comparable process of generating investor demand in connection with a business combination between a target company and a SPAC, which may result in lower demand for our securities after closing, which could in turn decrease liquidity and trading prices as well as increase trading volatility.

Mr. Wenquan Zhu has significant voting power and may take actions that may not be in the best interests of our other shareholders.

Immediately upon the completion of the Business Combination, Mr. Wenquan Zhu, the founder of Big Tree Cloud and the chairman and chief executive officer of PubCo will beneficially own [50,000,000] PubCo Ordinary Shares, representing approximately [•]% of the total issued and outstanding share capital and [•]% of the aggregate voting power of PubCo, assuming no redemption by SPAC Public Stockholders in addition to the redemption of 2,510,358 SPAC Common Stock in connection with SPAC’s special meeting on August 8, 2023. Therefore, PubCo is, and expects to continue to be a “controlled company” under the Nasdaq Stock Market Listing Rules, and may elect not to comply with certain corporate governance requirements, including the requirement that [a majority of its directors be independent], as defined in the Nasdaq Stock Market Listing Rules, and the requirement that [the compensation committee and nominating and corporate governance committee consist entirely of independent directors]. The interests of Mr. Wenquan Zhu may not be the same as or may even conflict with your interests. For example, Mr. Wenquan Zhu could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Risks Related to PubCo Operating as a Public Company

If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

PubCo’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of PubCo’s home country of the Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of PubCo, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. PubCo, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that PubCo’s home country’s rules do not. Following the Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

Although as a Foreign Private Issuer, PubCo is exempt from certain corporate governance standards applicable to US domestic issuers, if PubCo cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, PubCo’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

PubCo will seek to have its securities approved for listing on Nasdaq in connection with the Business Combination. PubCo cannot assure you that it will be able to meet those initial listing requirements at that time. Even if PubCo’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq.

In addition, following the Business Combination, in order to maintain its listing on Nasdaq, PubCo will be required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if PubCo initially meets the listing requirements and other applicable rules of Nasdaq, PubCo may not be able to continue to satisfy these requirements and applicable rules. If PubCo is unable to satisfy Nasdaq criteria for maintaining its listing, its securities could be subject to delisting.

If Nasdaq does not list PubCo’s securities, or subsequently delists its securities from trading, PubCo could face significant consequences, including:

•        a limited availability for market quotations for its securities;

•        reduced liquidity with respect to PubCo’s securities;

•        a determination that its ordinary shares is a “penny stock,” which will require brokers trading in PubCo Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for PubCo Ordinary Shares;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The requirements of being a public company may strain PubCo’s resources, divert PubCo’s management’s attention and affect PubCo’s ability to attract and retain qualified board members.

PubCo will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, PubCo will incur additional legal, accounting and other expenses following completion of the Business Combination. These expenses may increase even more if PubCo no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that PubCo files annual and current reports with respect to PubCo’s business and operating results. The Sarbanes-Oxley Act requires, among other things, that PubCo maintains effective disclosure controls and procedures and internal control over financial reporting. PubCo may need to hire more employees post-Business Combination or engage outside consultants to comply with these requirements, which will increase PubCo’s post-Business Combination costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. PubCo expects these laws and regulations to increase PubCo’s legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although PubCo is currently unable to estimate these costs with any degree of certainty.

Many members of PubCo’s management team will have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. PubCo’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent PubCo from improving its business, financial condition and results of operations. Furthermore, PubCo expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance, and consequently PubCo’s may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on PubCo’s business, financial condition, results of operations and prospects. These factors could also make it more difficult for PubCo to attract and retain qualified members of its board of directors, particularly to serve on PubCo’s audit committee, and qualified executive officers.

As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, PubCo’s business and financial condition will become more visible, which PubCo believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, PubCo’s business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in PubCo’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on PubCo’s business, financial condition, results of operations, prospects and reputation.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under the Cayman Islands law.

PubCo is an exempted company limited by shares incorporated under the laws of the Cayman Islands. PubCo’s corporate affairs are governed by its memorandum and articles of association, the Cayman Islands Companies Act (As Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against PubCo’s directors, actions by PubCo’s minority shareholders and the fiduciary duties of PubCo’s directors to PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of PubCo’s shareholders and the fiduciary duties of PubCo’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like PubCo have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges, and a list of current directors) or to obtain copies of lists of shareholders of these companies. PubCo’s directors have discretion under its articles of association that will become effective immediately prior to completion of the Business Combination to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, PubCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by PubCo’s management, users of the board of directors, or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

There may exist uncertainties with respect to effecting service of legal process, enforcing foreign judgments or bringing actions in mainland China against PubCo or its management named in the proxy statement/prospectus based on foreign laws after the Business Combination.

Big Tree Cloud conducts substantially all of its operations in China, and substantially all of Big Tree Cloud’s assets are located in China. In addition, all Big Tree Cloud’s senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, after the Business Combination, it may be difficult for PubCo’s shareholders to effect service of process upon PubCo or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, you may face uncertainties to the recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision, as the case may be in many other jurisdictions.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism.

According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators, and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “— Risks Related to PubCo Operating as a Public Company — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under the Cayman Islands law.”

PubCo will be an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make PubCo Ordinary Shares less attractive to investors, which could have a material and adverse effect on PubCo, including PubCo’s growth prospects.

Upon consummation of the Business Combination, PubCo will be an “emerging growth company” as defined in the JOBS Act. PubCo will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which PubCo has total annual gross revenue of at least US$1.235 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo Ordinary Shares held by non-affiliates exceeds US$700 million as of the last business day of PubCo’s prior second fiscal quarter, and (ii) the date on which PubCo issued more than US$1.0 billion in non-convertible debt during the prior three-year period. PubCo intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. PubCo has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, PubCo, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of PubCo’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after PubCo no longer qualifies as an “emerging growth company,” as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies.

As a result, PubCo’s shareholders may not have access to certain information they deem important or at the same time if PubCo was a non-foreign private issuer. PubCo cannot predict if investors will find PubCo Ordinary Shares less attractive because PubCo relies on these exemptions. If some investors find PubCo Ordinary Shares less attractive as a result, there may be a less active trading market and share price for PubCo Ordinary Shares may be more volatile.

The Business Combination may not qualify for tax-deferred treatment, in which case U.S. Holders of SPAC Common Stock or SPAC Rights would generally recognize gain or loss for U.S. federal income tax purposes.

The U.S. federal income tax treatment of the Business Combination will depend on whether it qualifies as an exchange pursuant to Section 351(a) of the Code that is generally eligible for tax-deferred treatment. There are significant factual and legal uncertainties as to whether the Business Combination will qualify as an exchange pursuant to Section 351(a) of the Code. For example, if more than 20% of the PubCo Ordinary Shares were subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for Section 351(a) treatment would be violated. However, we do not expect that any of the PubCo Ordinary Shares issued in the Business Combination that will be subject to contractual restrictions on transfer will be subject to an arrangement or agreement by its owner to sell or dispose of such shares upon the issuance of those shares in the Business Combination.

Moreover, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. (“foreign”) corporation in a transaction that qualifies as a reorganization, the U.S. person is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations.

Although it is not a condition to closing that an opinion of counsel regarding the tax treatment of the Business Combination be provided, Wilson Sonsini Goodrich & Rosati is providing, in connection with the filing of the proxy statement/prospectus, its opinion to the effect that, as such opinion relates to the holders of SPAC Common Stock or SPAC Rights, taken together, the exchange of Holdco Shares for PubCo Ordinary Shares and the exchange of SPAC Securities for PubCo Ordinary Shares, in each case, pursuant to the Business Combination, should qualify as an exchange governed by Section 351(a) of the Code. Such opinion is based on current law and is based on, and assumes the correctness of, representations and assumptions as to factual matters made by Holdco and SPAC (disregarding any qualifications based on Holdco or the SPAC’s knowledge, belief or intent). If any of these representations or assumptions is incorrect, the validity of the opinion of counsel could be affected. An opinion of counsel is not binding on the Internal Revenue Service (“IRS”) or any court, and neither Plutonian nor Big Tree Cloud intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination. Accordingly, no assurance can be given that the IRS will not challenge such treatment or that a court will not sustain a challenge by the IRS.

If the Mergers do not qualify for tax-deferred treatment, then a U.S. Holder that exchanges its SPAC securities for PubCo Securities pursuant to the Mergers will recognize gain or loss (provided, however, that loss shall not be recognized if the Mergers qualify as a transaction governed by Section 351 of the Code and the requirements of Section 367(a) of the Code are not satisfied) equal to the difference between (1) the fair market value of the PubCo Securities received and (2) the U.S. Holder’s adjusted tax basis in the SPAC securities exchanged.

U.S. Holders of SPAC securities should consult their tax advisors to determine the tax consequences if the Business Combination does not qualify for tax-deferred treatment.

PubCo may be or become a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If PubCo or any of its subsidiaries is a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder of the PubCo Securities, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. There is no assurance that PubCo or its subsidiaries will not be currently PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for foreseeable future taxable years. Moreover, PubCo does not expect to provide a PFIC annual information statement for 2023 or going forward.

Future changes to U.S. and non-U.S. tax laws could adversely affect PubCo.

The U.S. Congress and other government agencies in jurisdictions where PubCo and its affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting”, including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the countries in which PubCo and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect PubCo and its affiliates.

Risks Related to Plutonian and the Business Combination

Unless the context otherwise requires, all references in this subsection to “we,” “us,” or “our” refer to Plutonian and its subsidiaries prior to the consummation of the Business Combination.

Plutonian will be forced to liquidate the Trust Account if it cannot consummate the Business Combination or an initial business combination.

If Plutonian is unable to consummate the Business Combination or an initial business combination by February 15, 2023 (or August 15, 2024 if such period is extended by the full amount of time) and is forced to liquidate, the per share liquidation distribution is expected to be US$[        ].

There is no guarantee that a public stockholder’s decision whether to redeem its SPAC Common Stock for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.

Plutonian can give no assurance as to the price at which a stockholder may be able to sell its SPAC Common Stock in the future following the consummation of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the stock price of the Combined Company and may result in a lower value realized upon redemption than a stockholder of Plutonian might realize in the future had the stockholder not redeemed its SPAC Common Stock. Similarly, if a stockholder does not redeem its SPAC Common Stock, the stockholder will bear the risk of ownership of the PubCo Ordinary Shares after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell its PubCo Ordinary Shares in the future for a greater amount than the redemption price paid in connection with the redemption of the SPAC Common Stock in connection with the consummation of the Business Combination. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Stockholders must tender shares of SPAC Common Stock in order to validly seek redemption at the Special Meeting.

In connection with tendering SPAC Common Stock for redemption, stockholders must elect either to physically tender share certificates to Plutonian’s transfer agent or to deliver shares of SPAC Common Stock to the transfer agent electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case, at least two business days before the Special Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once a Business Combination is consummated. Any failure to observe these procedures will result in loss of redemption rights in connection with the Business Combination.

If third parties bring claims against Plutonian, the proceeds held in the Trust Account could be reduced and the per share liquidation price received by the Plutonian’s stockholders may be less than US$10.175.

Plutonian’s deposit of funds in the Trust Account may not protect those funds from third-party claims against Plutonian. Although Plutonian has received from many of the vendors and service providers (other than its independent registered public accounting firm) with which it does business and prospective target business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Plutonian’s public stockholders, they may still seek recourse against the Trust Account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of the Plutonian’s public stockholders. If Plutonian liquidates the Trust Account before the consummation of a Business Combination and distributes the proceeds held therein to its public stockholders, the Sponsor has contractually agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target business or claims of vendors or other entities that are owed money by Plutonian for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. However, Plutonian cannot assure you that the Sponsor will be able to meet such obligation. Therefore, the per share distribution from the Trust Account for the Plutonian’s stockholders may be less than US$10.175 due to such claims.

Additionally, if Plutonian is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Plutonian’s bankruptcy estate and subject to the claims of third parties with priority over the claims of the Plutonian’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Plutonian may not be able to return US$10.175 to Plutonian’s public stockholders.

Any distributions received by the Plutonian’s stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Plutonian was unable to pay its debts as they became due in the ordinary course of business.

On August 8, 2023, the stockholders of Plutonian voted to amend the SPAC Charter to provide that Plutonian may extend the time for Plutonian to complete a business combination up to four times for an additional three months each time, from August 15, 2023 to August 15, 2024. Plutonian’s current amended and restated certificate of incorporation provides that Plutonian will continue in existence only until February 15, 2024 (or August 15, 2024 if such period is extended by the full amount of time). If Plutonian is unable to consummate the Business Combination or an initial business combination within the required time period, upon notice from Plutonian, the trustee of the Trust Account will distribute the amount in the Trust Account to the Plutonian’s public stockholders. Concurrently, Plutonian shall pay, or reserve for payment, from funds not held in the Trust Account, its liabilities and obligations, although Plutonian cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the Trust Account for such purpose, the Sponsor have contractually agreed that, if Plutonian liquidates prior to the consummation of the Business Combination or a an initial business combination, it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target business or claims of vendors or other entities that are owed money by Plutonian for services rendered or contracted for or products sold to it, but only if such a vendor or prospective target business does not execute a waiver in or to any monies held in the Trust Account. However, Plutonian may not properly assess all claims that may be potentially brought against us. As such, the Plutonian’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of the Plutonian’s stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from the Plutonian stockholders’ amounts owed to them by us.

If, after Plutonian distributes the proceeds in the Trust Account to the Plutonian’s public stockholders, Plutonian files a bankruptcy petition or an involuntary bankruptcy petition is filed against Plutonian that is not dismissed, any distributions received by the Plutonian’s stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by the Plutonian’s stockholders. In addition, the Plutonian Board may be viewed as having breached its fiduciary duty to Plutonian’s creditors and/or having acted in bad faith, thereby exposing itself and Plutonian to claims of punitive damages, by paying the Plutonian’s public stockholders from the Trust Account prior to addressing the claims of creditors.

If Plutonian’s due diligence investigation of Holdco was inadequate, then the Plutonian’s stockholders following the consummation of the Business Combination could lose some or all of their investment.

Even though Plutonian conducted a due diligence investigation of the Holdco, it cannot be sure that this due diligence uncovered all material issues that may be present inside the company or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the Holdco and its business and outside of its control will not later arise.

Because the Combined Company will become a public reporting company by means other than a traditional underwritten initial public offering, the Combined Company’s shareholders may face additional risks and uncertainties.

Because the Combined Company will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the PubCo Ordinary Shares, and, accordingly, the Combined Company’s shareholders will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriter selling the PubCo Ordinary Shares, the Plutonian’s stockholders must rely on the information included in this proxy statement/prospectus. Although Plutonian performed a due diligence review and investigation of Plutonian in connection with the Business Combination, the lack of an independent due diligence review and investigation increases the risk of investment in the Combined Company because it may not have uncovered facts that would be important to a potential investor.

In addition, because the Combined Company will not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of the Combined Company. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of the Combined Company than they might if the Combined Company became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with the Combined Company as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for the PubCo Ordinary Shares could have an adverse effect on the Combined Company’s ability to develop a liquid market for the PubCo Ordinary Shares.

The Insiders and the Sponsor have agreed to vote in favor of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus, regardless of how Plutonian’s public stockholders vote.

Unlike many other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the company’s public stockholders in connection with an initial business combination, the Insiders have agreed to vote any shares of SPAC Common Stock owned by them in favor of the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus. As of the date of this proxy statement/prospectus, the Insiders and the Sponsor own 34.1% of the issued and outstanding shares of SPAC Common Stock. The Insiders and the Sponsor have agreed to vote any shares of SPAC Common Stock owned by them in favor of the Business Combination Proposal. As a result, it is more likely that the necessary stockholder approval will be received for the Business Combination Proposal and the other Proposals than would be the case if the Insiders agreed to vote any shares of SPAC Common Stock owned by them in accordance with the majority of the votes cast by Plutonian Public Stockholders.

Stockholder litigation and regulatory inquiries and investigations are expensive and could harm Plutonian’s business, financial condition and results of operations and could divert management attention.

In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against Plutonian, whether or not resolved in Plutonian’s favor, could result in substantial costs and divert Plutonian’s management’s attention from other business concerns, which could adversely affect Plutonian’s business, financial condition and results of operations and the ultimate value the Plutonian’s stockholders receive as a result of the consummation of the Business Combination.

The Insiders and the Sponsor who own shares of SPAC Common Stock and SPAC Private Units will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.

As of the record date, the Insiders and the Sponsor owned an aggregate of 1,437,500 shares of SPAC Common Stock and 266,125 SPAC Private Units. They have waived their right to redeem these shares of SPAC Common Stock, or to receive distributions with respect to these shares of SPAC Common Stock upon the liquidation of the Trust Account, if Plutonian is unable to consummate an initial business combination within the required time period. This arrangement was part of the agreements made by the Insiders in connection with Plutonian IPO. No consideration was paid by any person in exchange for the Insiders’ agreement to waive such right. Based on a market price of US$10.59 per share of SPAC Common Stock and US$10.80 per SPAC Unit on November 21, 2023, the value of these securities was approximately US$18.1 million. The shares of SPAC Common Stock and SPAC Private Units acquired prior to or concurrently with the consummation of the IPO will be worthless if Plutonian does not consummate an initial business combination within the required time period. Consequently, Plutonian’s executive officers’ and directors’ discretion in identifying and selecting Holdco as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in the Plutonian’s public stockholders’ best interest.

The Sponsor and Plutonian’s directors and executive officers who hold Insider Shares, and/or SPAC Private Units may receive a positive return on the Insider Shares and/or SPAC Private Units even if Plutonian’s public stockholders experience a negative return on their investment after consummation of the Business Combination.

If Plutonian is able to complete a business combination within the required time period, the Sponsor and Plutonian’s directors and executive officers who hold Insider Shares and/or SPAC Private Units may receive a positive return on their investments which were acquired prior to the IPO, or concurrently with completion of the IPO, even if Plutonian’s public stockholders experience a negative return on their investment in SPAC Common Stock after consummation of the Business Combination.

The Sponsor, Plutonian’s executive officers and directors and certain affiliates of Plutonian may have certain conflicts in connection with the Business Combination, since certain of their interests are different from, or in addition to, those of a public stockholder of Plutonian.

The Sponsor and Plutonian’s executive officers and directors have interests in each of the Proposals that are different from, or in addition to, and which may conflict with, those of a public stockholder of Plutonian. These interests include, among other things:

•        If the proposed Business Combination is not completed by February 15, 2023 (or August 15, 2024 if such period is extended by the full amount of time), Plutonian will be required to liquidate. In such event, the 1,437,500 shares of SPAC Common Stock held by the Insiders, which were acquired prior to the IPO for an aggregate purchase price of US$25,000, will be worthless. Such shares had an aggregate market value of approximately US$15.3 million based on the closing price of SPAC Common Stock of US$10.64 on Nasdaq as of January 12, 2024;

•        If the proposed Business Combination is not completed by February 15, 2023 (or August 15, 2024 if such period is extended by the full amount of time), the 266,125 SPAC Private Units purchased by the Sponsor for a total purchase price of US$2,661,250, will be worthless. Such Private Units had an aggregate market value of approximately US$2.9 million based on the closing price of SPAC Unit of US$10.77 on Nasdaq as of January 12, 2024. If Plutonian is able to complete a business combination within the required time period, the Sponsor and Insiders may receive a positive return on the Plutonian securities held by them, even if SPAC Public Stockholders may experience a negative return on their investment in the SPAC Common Stocks after consummation of the Business Combination;

•        The Sponsor’s aggregate at risk capital is US$3,483,380, comprised of 1,272,500 Insider Shares (US$22,130), 266,125 SPAC Private Units (US$2,661,250), and amounts outstanding under the promissory notes (US$800,000). Such Insider Shares had an estimated aggregate market value of $[            ] based upon the closing price of $[            ] per SPAC Common Stock on Nasdaq on the Record Date. Such units had an estimated aggregate value of $[            ] based on the closing price of $[            ] per SPAC Unit on Nasdaq on the Record Date. As of the date of this proxy statement/prospectus, the Sponsor and its affiliates do not have out-of-pocket expenses awaiting reimbursement. If Plutonian is unable to complete a business combination within the required time period, the Insider Shares and the securities underlying the SPAC Private Units will expire worthless, and the promissory notes may only be repaid with working capital held outside the Trust Account and not with proceeds held in the Trust Account. The Sponsor and its affiliates do not otherwise have any amounts otherwise owed or payable by Plutonian. The Sponsor does not hold any interest in Big Tree Cloud;

•        The aggregate at risk capital of Plutonian’s officers and directors is US$2,871, representing consideration paid for the 165,000 Insider Shares. Such Insider Shares had an estimated aggregate market value of $[            ] based upon the closing price of $[            ] per SPAC Common Stock on Nasdaq on the Record Date. If Plutonian is unable to complete a business combination within the required time period, such Insider Shares will be worthless. The directors and officers of Plutonian do not hold any interest in Big Tree Cloud;

•        The exercise of Plutonian’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Plutonian’s stockholders’ best interest;

•        Plutonian’s officers and directors, the Sponsor and its affiliates will be reimbursed for any reasonable fees and out-of-pocket expenses incurred in connection with activities on Plutonian’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (including the Business Combination). As of September 30, 2023, an aggregate of US$50,855 had been incurred or accrued in respect of such expense reimbursement obligation;

•        The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•        In order to fund working capital deficiencies in connection with a Business Combination, Plutonian’s insiders, officers and directors or their affiliates may, but are not obligated to, loan Plutonian funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the Business Combination, without interest, or, at the lender’s discretion, up to US$600,000 of the notes may be converted upon consummation of the Business Combination into SPAC Private Units at a price of $10.00 per unit (which, for example, would result in the holders being issued units to acquire 70,000 shares of SPAC Common Stock (which includes 10,000 shares of SPAC Common Stock issuable upon exercise of rights and 60,000 SPAC Warrants). If Plutonian does not complete a business combination, the loans would be repaid out of funds not held in the Trust Account, and only to the extent available. As of September 30, 2023, the Sponsor loaned to Plutonian an aggregate of $500,000;

•        None of our officers and directors is required to commit their full time to Plutonian’s affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities;

•        In the course of their other business activities, Plutonian’s officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to Plutonian as well as the other entities with which they are affiliated. Plutonian’s officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by Plutonian. Thus, Plutonian’s officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Plutonian’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Plutonian, subject to application fiduciary duties under Delaware laws. The SPAC Charter provides that Plutonian renounces its interest in any corporate opportunity offered to any director or officer of Plutonian. This waiver allows Plutonian’s directors and officers to allocate opportunities based on a combination of the objectives and fundraising needs of the target as well as the investment objectives of the entity. Plutonian does not believe that the waiver of the application of the corporate opportunity doctrine in the SPAC Charter otherwise had a material impact on its search for a potential business combination target;

•        Plutonian’s existing directors and officers will be eligible for continued indemnification and continued coverage under Plutonian’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Merger Agreement; and

•        The Sponsor pursuant to the Merger Agreement is entitled to designate one independent director to the board of directors of the PubCo upon the closing of the Business Combination. As such, in the future, such designated director may receive fees for her or his service as a director, which may consist of cash or stock-based awards, and any other remuneration that the board of directors of the PubCo determines to pay to its non-employee directors.

The existence of financial and personal interests of one or more of Plutonian’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Plutonian and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, Plutonian’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. These interests may influence the Plutonian Board in making its recommendation that you vote in favor of the approval of the Business Combination Proposal, Redomestication Proposal and the other Proposals.

Plutonian’s directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Plutonian Board, the Merger Agreement and the transactions contemplated therein, including the Business Combination. However, the Plutonian Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the IPO and would be included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company, and (iii) this business combination was structured so that the business combination may be completed even if Plutonian public stockholders redeem a substantial portion of the shares of SPAC Common Stock. The Plutonian Board concluded that the potential benefits that it expected Plutonian and its stockholders to achieve as a result of the merger outweighed the potentially negative and other factors associated with the merger. Accordingly, the Plutonian Board unanimously determined that the merger and the transactions contemplated by the merger agreement, were advisable and in the best interests of Plutonian and its stockholders.

Plutonian may redeem your unexpired public warrants prior to their exercise at a time that is disadvantageous to you, thereby making your public warrants worthless.

Plutonian has, under the existing warrant agreement, the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of SPAC Common Stock equals or exceeds $18.00 per share (subject to certain adjustments) for any 20 trading days within any 30 trading day period commencing after the warrants become exercisable and ending on the third trading day prior to the date Plutonian gives notice of redemption and provided that certain other conditions are met. If and when the public warrants become redeemable by Plutonian, Plutonian may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, Plutonian may redeem the public warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding public warrants could force you to (i) exercise your public warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your public warrants at the then-current market price when you might otherwise wish to hold your public warrants or (iii) accept the nominal redemption price which, at the time the outstanding public warrants are called for redemption, is likely to be substantially less than the market value of your public warrants.

None of the private warrants held by the Sponsor and its affiliates will be redeemable by Plutonian so long as they are held by the Sponsor or its permitted transferees or their affiliates, respectively.

The other material difference between the private warrants and the public warrants includes that the private warrants are not transferable until 30 days after the completion of an initial business combination.

In the event that Plutonian elects to redeem all of the public warrants as described above, it will fix a date for the redemption. Pursuant to the terms of the Warrant Agreement, notice of redemption will be mailed by first class mail, postage prepaid, by Plutonian not less than 30 days prior to the date for the redemption to the registered holders of the public warrants to be redeemed at their last addresses as they appear on the registration books. In addition, Plutonian expects that it will issue a press release and file a current report on Form 8-K with the SEC containing the notice of redemption.

Plutonian will not be contractually obligated to notify investors when the public warrants become eligible for redemption and does not intend to so notify investors upon eligibility of the public warrants for redemption, unless and until it elects to redeem such warrants pursuant to the terms of the warrant agreement.

Plutonian is requiring the Plutonian’s stockholders who wish to redeem their SPAC Common Stock in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their redemption rights.

Plutonian is requiring the Plutonian’s stockholders who wish to redeem their public shares to either tender their certificates to the transfer agent or to deliver their shares to the transfer agent electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System at least two business days prior to the Special Meeting. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC and the transfer agent will need to act to facilitate this request. It is Plutonian’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because Plutonian does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While Plutonian has been advised that it takes a short time to deliver shares through the DTC’s DWAC (Deposit/Withdrawal At Custodian) System, Plutonian cannot assure you of this fact.

Accordingly, if it takes longer than Plutonian anticipates for stockholders to deliver their SPAC Common Stock, stockholders who wish to redeem their SPAC Common Stock may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their SPAC Common Stock.

Redeeming Plutonian’s stockholders may be unable to sell their SPAC Common Stock when they wish in the event that the Business Combination is not consummated.

If Plutonian requires public stockholders who wish to redeem their SPAC Common Stock in connection with the consummation of a Business Combination to comply with specific requirements for redemption as described in this proxy statement/prospectus and a Business Combination is not consummated, Plutonian will promptly return such certificates to its public stockholders. Accordingly, public stockholders who attempted to redeem their SPAC Common Stock in such a circumstance will be unable to sell their SPAC Common Stock in the event that a Business Combination is not consummated until Plutonian has returned their SPAC Common Stock to them. The market price for shares of SPAC Common Stock may decline during this time and you may not be able to sell your SPAC Common Stock when you wish, even while other stockholders that did not seek redemption may be able to sell their shares of SPAC Common Stock.

If Plutonian’s security holders exercise their registration rights with respect to the Insider Shares, the SPAC Private Units and the underlying securities, it may have an adverse effect on the market price of Plutonian’s securities.

The Insiders and the Sponsor are entitled to make a demand that Plutonian register the resale of the Insider Shares, the SPAC Private Units and the underlying securities at any time commencing three months prior to the date on which the Insider Shares may be released from escrow. Additionally, the Insiders and the Sponsor are entitled to demand that Plutonian register the resale of the shares of SPAC Common Stock underlying any securities the Insiders and the Sponsor may be issued in payment of working capital loans made to Plutonian at any time after Plutonian consummates the Business Combination. If the Insiders and the Sponsor exercise their registration rights with respect to all of their securities, then there will be an additional 1,747,979 shares of SPAC Common Stock eligible for trading in the public market. The presence of these additional shares of SPAC Common Stock trading in the public market may have an adverse effect on the market price of Plutonian’s securities.

Plutonian will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to Plutonian’s stockholders.

Plutonian is not required to obtain an opinion from an unaffiliated third party that the price it is paying in the Business Combination is fair to Plutonian’s public stockholders from a financial point of view. Plutonian’s public stockholders therefore must rely solely on the judgment of the Plutonian Board.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of Plutonian’s securities may decline.

The market price of Plutonian’s securities may decline as a result of the consummation of the Business Combination if:

•        Plutonian does not achieve the perceived benefits of the Business Combination as rapidly as, or to the extent anticipated by, financial or industry analysts; or

•        the effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing market price of SPAC Common Stock.

Plutonian has incurred and expects to incur significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the Combined Company if the Business Combination is consummated or by Plutonian if the Business Combination is not consummated.

Plutonian has incurred significant costs associated with the Business Combination. Whether or not the Business Combination is consummated, Plutonian expects to incur significant expenses, which will reduce the amount of cash available to be used for other corporate purposes by the Combined Company if the Business Combination is consummated or by Plutonian if the Business Combination is not consummated.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus may not be indicative of what the Combined Company’s actual financial condition or results of operations would have been.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the Combined Company’s actual financial condition or results of operations would have been had the Business Combination been consummated on the dates indicated. The preparation of the unaudited pro forma condensed combined financial information was based upon available information and certain estimates and assumptions that Plutonian and Holdco believe are reasonable. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Termination of the Merger Agreement could negatively impact Plutonian.

If the Business Combination is not consummated for any reason, including as a result of the Plutonian’s stockholders declining to approve the Proposals required to effect the Business Combination, the ongoing business of Plutonian may be adversely impacted and, without realizing any of the anticipated benefits of the consummation of the Business Combination, Plutonian would be subject to a number of risks, including the following:

•        Plutonian may experience negative reactions from the financial markets, including negative impacts on the stock price of SPAC Common Stock, including to the extent that the current market price reflects a market assumption that the Business Combination will be consummated;

•        Plutonian will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is consummated; and

•        since the Merger Agreement restricts the conduct of Plutonian’s business prior to consummation of the Business Combination, Plutonian may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

If the Merger Agreement is terminated and the Plutonian Board seeks another business combination, Plutonian’s stockholders cannot be certain that Plutonian will be able to find another target business or that such other business combination will be consummated. See “Proposal No. 1 — The Business Combination Proposal — Termination.”

Plutonian may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or is ultimately prohibited.

Our sponsor, Plutonian Investments LLC, a Delaware limited liability company, which is controlled by Mr. Guojian Zhang, a PRC resident and a non-U.S. person, currently owns an aggregate of 1,538,625 shares of common stock of Plutonian (including 266,125 shares underlying the Private Units) or 30.8% of SPAC Common Stock.

Controlling or non-controlling investments in U.S. businesses that produce, design, test, manufacture, fabricate or develop one or more critical technologies in one of 27 identified industries — including aviation, defense, semiconductors, telecommunications and biotechnology — are subject to a mandatory filing with the Committee on Foreign Investment in the U.S. (“CFIUS”). In addition, CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States. Because Plutonian may be considered a “foreign person” under such rules and regulations, any proposed business combination between Plutonian and a U.S. business engaged in a regulated industry or which may affect national security, Plutonian could be subject to such foreign ownership restrictions and/or CFIUS review. The scope of CFIUS was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”) to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subject certain categories of investments to mandatory filings. If our potential initial business combination with a U.S. business falls within the scope of foreign ownership restrictions, we may be unable to consummate a business combination with such business. In addition, if Plutonian’s potential business combination falls within CFIUS’s jurisdiction, Plutonian may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay Plutonian’s initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order Plutonian to divest all or a portion of a U.S. business of the combined company if Plutonian had proceeded without first obtaining CFIUS clearance. The foreign ownership limitations, and the potential impact of CFIUS, may limit the attractiveness of a transaction with Plutonian or prevent Plutonian from pursuing certain initial business combination opportunities that Plutonian believes would otherwise be beneficial to Plutonian and its shareholders. As a result, the pool of potential targets with which Plutonian could complete an initial business combination may be limited and Plutonian may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because Plutonian has only limited time to complete its initial business combination, its failure to obtain any required approvals within the requisite time period may require Plutonian to liquidate. If Plutonian liquidates, its rights will expire worthless. This will also cause Plutonian’s stockholders to lose any potential investment opportunity in a target company and the chance of realizing future gains on their investment through any price appreciation in the combined company.

Plutonian is currently contemplating the Business Combination with Big Tree Cloud whose businesses are substantially based in mainland China, and potentially in the future, in other markets outside the U.S. As a result, Plutonian does not expect the Business Combination to result in “control” of a “U.S. business” by a “foreign person” under the CFIUS. Additionally, Plutonian does not expect the business of Big Tree Cloud to be deemed to have a nexus to “critical technologies,” “covered investment critical infrastructure,” and/or “sensitive personal data” under the regulations administered by CFIUS. If, however, Plutonian decides not to proceed with the Business Combination with Big Tree Cloud, or the Business Combination is terminated or abandoned and Plutonian has to pursue an alternative business combination, or if Plutonian inadvertently concluded about CFIUS or other regulatory review on the Business Combination, the significant ties to non-U.S. persons will impact us in numerous aspects as mentioned above.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from Holdco’s business operations.

As a result of the Business Combination, the Combined Company will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that the Combined Company file annual, quarterly and current reports with respect to its business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that the Combined Company establish and maintain effective internal control over financial reporting. As a result, the Combined Company will incur significant legal, accounting and other expenses that it did not previously incur. The Combined Company’s entire management team and many of its other employees will need to devote substantial time to compliance and may not effectively or efficiently manage its transition into a public company.

In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing the Combined Company’s business strategy, which could prevent it from improving its business, financial condition, cash flows and results of operations. The Combined Company has made, and will continue to make, changes to its internal control over financial reporting, including information technology controls, and procedures for financial reporting and accounting systems to meet its reporting obligations as a public company. However, the measures the Combined Company takes may not be sufficient to satisfy its obligations as a public company. If the Combined Company does not continue to develop and implement the right processes and tools to manage its changing enterprise and maintain its culture, its ability to compete successfully and achieve its business objectives could be impaired, which could negatively impact its business, financial condition, cash flows and results of operations. In addition, the Combined Company cannot predict or estimate the amount of additional costs it may incur to comply with these requirements. The Combined Company anticipates that these costs will materially increase its general and administrative expenses.

These rules and regulations result in the Combined Company’s incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, the Combined Company expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance, and the Combined Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Combined Company to attract and retain qualified people to serve on the Combined Company’s board of directors, or committees thereof, or as executive officers of the Combined Company.

As a public reporting company, the Combined Company will be subject to rules and regulations established from time to time by the SEC regarding its internal control over financial reporting. If the Combined Company fails to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, it may not be able to accurately report its financial results or report them in a timely manner.

Upon consummation of the Business Combination, the Combined Company will become a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations will require, among other things, that the Combined Company establish and periodically evaluate procedures with respect to its internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on the Combined Company’s financial and management systems, processes and controls, as well as on its personnel. In addition, as a public company, the Combined Company will be required to document and test its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that its management can certify as to the effectiveness of its internal control over financial reporting.

In the event that a significant number of the public shares of SPAC Common Stock are redeemed, the PubCo Ordinary Shares may become less liquid following the consummation of the Business Combination.

If a significant number of the public shares of SPAC Common Stock are redeemed, Plutonian may be left with a significantly smaller number of stockholders. As a result, trading in the shares of the Combined Company may be limited and your ability to sell your PubCo Ordinary Shares in the market could be adversely affected. The Combined Company has applied to list its shares on the Nasdaq, and Nasdaq may not list the PubCo Ordinary Shares on its exchange, which could limit investors’ ability to make transactions in the PubCo Ordinary Shares and subject the Combined Company to additional trading restrictions.

The Combined Company will be required to meet the initial listing requirements to be listed on Nasdaq. However, the Combined Company may be unable to maintain the listing of its securities in the future.

PubCo intends to apply to have its securities listed on Nasdaq upon consummation of the Business Combination, and such listing is a closing condition to the Business Combination, which may be waived by the Company at its sole discretion. PubCo will be required to meet the initial listing requirements to be listed. PubCo may not be able to meet those initial listing requirements. Even if PubCo’s securities are so listed, PubCo may be unable to maintain the listing of its securities in the future. If the Combined Company fails to meet the continued listing requirements and Nasdaq delists the PubCo Ordinary Shares, the Combined Company could face significant material adverse consequences, including:

•        a limited availability of market quotations for the PubCo Ordinary Shares;

•        a limited amount of news and analyst coverage for the Combined Company; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

PubCo is a newly formed entity and prior to this transaction it has not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about it, its businesses, or its operations publicly available. If Nasdaq does not list PubCo’s securities, or subsequently delists its securities from trading, investors may not be able to re-sell their ordinary shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment.

Plutonian may waive one or more of the conditions to the consummation of the Business Combination without resoliciting stockholder approval for the Business Combination Proposal.

Plutonian may agree to waive, in whole or in part, some of the conditions to its obligations to consummate the Business Combination, to the extent permitted by applicable laws. The Plutonian Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the Plutonian Board determines that a waiver is not sufficiently material to warrant resolicitation of stockholders, Plutonian has the discretion to consummate the Business Combination without seeking further stockholder approval.

Plutonian’s stockholders will experience immediate dilution as a consequence of the Business Combination, and having a minority share position may reduce the influence that the Plutonian’s current stockholders have on the management of the Combined Company.

Following the consummation of the Business Combination, assuming no redemption by SPAC Public Stockholders in addition to the redemption of 2,510,358 SPAC Common Stock in connection with SPAC’s special meeting on August 8, 2023, the Plutonian’s current public stockholders will own approximately [    ]% of PubCo Ordinary Shares and the Sponsor and the Insiders will own approximately [    ]% of PubCo Ordinary Shares. The minority position of the Plutonian’s stockholders will give them limited influence over the management and operations of the Combined Company. See “Unaudited Pro Forma Combined Statement of Operations for the Year Ended June 30, 2023 — Share Calculation” for the ownership interests in PubCo as the public company upon completion of the Business Combination.

The Combined Company may not be able to generate sufficient cash to service all of its indebtedness and may be forced to take other actions to satisfy obligations under its indebtedness, which may not be successful.

The Combined Company’s ability to make scheduled payments on or to refinance its debt obligations will depend on its future operating performance and on economic, financial, competitive, legislative and other factors and any legal and regulatory restrictions on the payment of distributions and dividends to which the Combined Company and its subsidiaries may be subject. Many of these factors may be beyond the Combined Company’s control. The Combined Company cannot assure you that its business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized or that future borrowings will be available to the Combined Company in an amount sufficient to enable it to satisfy its obligations under its indebtedness or to fund its other needs. If the cash flows and capital resources of the Combined Company are insufficient to service its indebtedness, it may be forced to reduce or delay acquisitions, sell assets, seek additional capital or restructure or refinance its indebtedness. These alternative measures may not be successful and may not permit the Combined Company to meet its scheduled debt service obligations. The Combined Company’s ability to restructure or refinance its indebtedness will depend on the condition of the capital markets and its financial condition at such time. Any refinancing of its indebtedness could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict the business operations of the Combined Company. In addition, the terms of any future debt agreements may restrict the Combined Company from adopting some of these alternatives. In the absence of such operating results and resources, the Combined Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations. The Combined Company may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that the Combined Company could realize from any such dispositions may not be adequate to meet its debt service obligations then due. The Combined Company’s inability to generate sufficient cash flow to satisfy its debt service or other obligations, or to refinance its indebtedness on commercially reasonable terms or at all, could have a material adverse effect on its business, cash flows, financial condition and results of operations.

Anti-takeover provisions contained in the PubCo’s proposed amended and restated memorandum and articles of association that will become effective immediately prior to the completion of the Business Combination, as well as provisions of Cayman law, could impair a takeover attempt.

In connection with the Business Combination, PubCo will adopt an amended and restated memorandum and articles of association that will become effective immediately prior to the consummation of the Business Combination. PubCo’s amended and restated memorandum and articles of association will contain provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, PubCo Board will have the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more classes or series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with PubCo Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of PubCo or make removal of management more difficult. If PubCo Board decides to issue preferred shares, the price of the ordinary shares of PubCo may fall and the voting and other rights of the holders of the ordinary shares of PubCo may be materially and adversely affected.

Activities taken by Plutonian’s affiliates to purchase, directly or indirectly, public shares of the SPAC Common Stock will increase the likelihood of approval of the Business Combination Proposal, the Redomestication Proposal and the other Proposals and may affect the market price of the Plutonian’s securities.

The Sponsor or Plutonian’s executive officers, directors and advisors, or their respective affiliates, may purchase shares of SPAC Common Stock in privately negotiated transactions either prior to or following the consummation of the Business Combination. None of the Sponsor or Plutonian’s executive officers, directors and advisors, or their respective affiliates, will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although none of the Sponsor or Plutonian’s executive officers, directors and advisors, or their respective affiliates, currently anticipates paying any premium purchase price for such public shares of SPAC Common Stock, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by the Sponsor or Plutonian’s executive officers, directors and advisors, or their respective affiliates, or the price such parties may pay.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares of SPAC Common Stock by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal, the Redomestication Proposal and the other Proposals and would likely increase the chances that the Business Combination would be approved. If the market does not view the Business Combination positively, purchases of the public shares of SPAC Common Stock may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of Plutonian’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of Plutonian’s securities. Further, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including, in relevant part, through adherence to the following:

•        This proxy statement/prospectus discloses the possibility that Sponsor or Plutonian’s executive officers, directors and advisors, or their respective affiliates may purchase SPAC Common Stock from SPAC Public Stockholders outside the redemption process, along with the purpose of such purchases;

•        If Sponsor or Plutonian’s executive officers, directors and advisors, or their respective affiliates were to purchase SPAC Common Stock from SPAC Public Stockholders: (1) Sponsor or Plutonian’s executive officers, directors and advisors, or their respective affiliates would do so at a price no higher than the price offered through the redemption process; (2) such purchased shares would not be voted in favor of approving the Business Combination transaction; (3) Sponsor or Plutonian’s executive officers, directors and advisors, or their respective affiliates would not possess any redemption rights with respect to such purchased shares or, if they do acquire and possess redemption rights, they would waive such rights; and (4) Plutonian would disclose in a Current Report on Form 8-K, before the Special Meeting, the following: (i) the amount of Plutonian securities purchased outside of the redemption offer by Sponsor or Plutonian’s executive officers, directors and advisors, or their respective affiliates, along with the purchase price; (ii) the purpose of such purchases; (iii) the impact, if any, of such purchases on the likelihood that the Business Combination will be approved; (iv) the identities of Plutonian’s selling shareholders for such purchases (if not purchased on the open market) or the nature of Plutonian’s shareholders (e.g., 5% shareholders) who sold to Sponsor or Plutonian’s executive officers, directors and advisors, or their respective affiliates; and (v) the number of SPAC Common Stock for which Plutonian has received redemption requests pursuant to the redemption offer.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of the public shares of SPAC Common Stock by Plutonian or the persons described above have been entered into. Plutonian will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the Sponsor or Plutonian’s executive officers, directors and advisors, or their respective affiliates. To the extent that any public shares are purchased, such public shares will not be voted as required by Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC.

THE SPECIAL MEETING OF Plutonian STOCKHOLDERS

General

Plutonian is furnishing this proxy statement/prospectus to Plutonian’s stockholders as part of the solicitation of proxies by the Plutonian Board for use at the Special Meeting to be held on [      ], 2024 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to Plutonian’s stockholders on or about [   ], 2024 in connection with the vote on the Business Combination Proposal, the Redomestication Proposal, the Merger Issuance Proposal, the PIPE Issuance Proposal, the PubCo Charter Proposal, and the Adjournment Proposal. This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on [    ], 2024 at 10:00 a.m. Eastern Time, or such other date, time and place to which such meeting may be adjourned or postponed. Due to the public health concerns relating to the coronavirus pandemic, and Plutonian’s concerns about protecting the health and well-being of its stockholders, the Plutonian Board has determined to convene and conduct the Special Meeting in a virtual meeting format at http://www.cstproxy.com/[    ]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Purpose of the Special Meeting

At the Special Meeting, Plutonian is asking holders of SPAC Common Stock to approve the following Proposals:

•        The Business Combination Proposal to approve and adopt the Merger Agreement and the Mergers;

•        The Redomestication Proposal to approve the “redomestication” from Delaware to Cayman Islands that will take place with respect to the new public company pursuant to the terms of the Merger Agreement;

•        The Merger Issuance Proposal to approve the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the Merger Agreement;

•        The PIPE Issuance Proposal to approve the issuance of more than 20% of the current total issued and outstanding PubCo Ordinary Shares pursuant to the terms of the PIPE Investment;

•        The PubCo Charter Proposal to amend PubCo’s memorandum and articles of association; and

•        The Adjournment Proposal to approve the adjournment of the Special Meeting in the event Plutonian does not receive the requisite stockholder vote to approve the above Proposals.

Recommendation of the Plutonian Board

The Plutonian Board:

•        has determined that each of the Business Combination Proposal, the Redomestication Proposal, the Merger Issuance Proposal, the PIPE Issuance Proposal, the PubCo Charter Proposal, and the Adjournment Proposal, are fair to, and in the best interests of, Plutonian and its stockholders;

•        has approved the Business Combination Proposal, the Redomestication Proposal, the Merger Issuance Proposal, the PIPE Issuance Proposal, the PubCo Charter Proposal, and the Adjournment Proposal; and

•        recommends that Plutonian’s stockholders vote “FOR” each of the Business Combination Proposal, the Redomestication Proposal, the Merger Issuance Proposal, the PIPE Issuance Proposal, the PubCo Charter Proposal, and the Adjournment Proposal.

The Plutonian Board members have interests that may be different from or in addition to your interests as a stockholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

Record Date; Who is Entitled to Vote

Plutonian has fixed the close of business on [    ], 2024, as the record date for determining those Plutonian stockholders entitled to notice of and to vote at the Special Meeting. As of the close of business on [            ], 2024, there were [         ] shares of SPAC Common Stock outstanding and entitled to vote. Each holder of SPAC Common Stock is entitled to one vote per share on each of the Business Combination Proposal, the Redomestication Proposal, the Merger Issuance Proposal, the PIPE Issuance Proposal, the PubCo Charter Proposal, and the Adjournment Proposal. The Insiders, including and the Sponsor, which owns approximately [  ]% of SPAC Common Stock as of the record date, have agreed to vote its SPAC Common Stock in favor of the Business Combination Proposal, and the Sponsor has further agreed to vote for each of the Redomestication Proposal, the Merger Issuance Proposal, the PIPE Issuance Proposal, PubCo Charter Proposal, and the Adjournment Proposal. The Insiders intend to vote for the Redomestication Proposal, the Merger Issuance Proposal, the PIPE Issuance Proposal, PubCo Charter Proposal, and the Adjournment Proposal.

Quorum and Required Vote for the Proposals

A quorum of Plutonian’s stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the shares of capital stock issued and outstanding as of the record date and entitled to vote at the Special Meeting is represented online or by proxy. A Plutonian stockholder present online or by proxy and abstaining from voting at the Special Meeting will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding ordinary shares of Plutonian present and entitled to vote at the Special Meeting. Attending the Special Meeting either online or by proxy and abstaining from voting will have the same effect as voting against all the Proposals and, assuming a quorum is present, broker non-votes will have no effect on the voting on Proposals.

Voting Your Shares

Each share of SPAC Common Stock that you own in your name entitles you to one vote for each Proposal on which such shares are entitled to vote at the Special Meeting. Your proxy card shows the number of shares of SPAC Common Stock that you own.

There are two ways to ensure that your shares of SPAC Common Stock are voted at the Special Meeting:

•        You can cause your shares to be voted by signing and returning the enclosed proxy card. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by the Plutonian Board, “FOR” the adoption of the Business Combination Proposal, the Redomestication Proposal, the Merger Issuance Proposal, the PIPE Issuance Proposal, the PubCo Charter Proposal, and the Adjournment Proposal. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

•        You can attend the Special Meeting in a virtual meeting format at http://www.cstproxy.com/[    ]. Stockholders will NOT be able to attend the Special Meeting in person. This proxy statement includes instructions on how to access the virtual Special Meeting and how to listen and vote from home or any remote location with internet connectivity. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Plutonian can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL AND THE REDOMESTICATION PROPOSAL (AS WELL AS THE OTHER PROPOSALS). IN ORDER TO REDEEM YOUR SHARES, YOU MUST TENDER YOUR SHARES TO OUR TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE TENDERED

SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE STOCKHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        if you are a record holder, you may notify Plutonian’s proxy solicitor, First Cover Stock Transfer, LLC, in writing before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting in virtual meeting format, revoke your proxy, and vote your shares, as indicated above.

Who Can Answer Your Questions About Voting Your Shares?

If you have any questions about how to vote or direct a vote in respect of your shares of SPAC Common Stock, you may call First Cover Stock Transfer, LLC, our proxy solicitor, at (888) 866-0270 or Equity Stock Transfer, LLC for voting assistance at (212) 575-5757.

No Additional Matters May Be Presented at the Special Meeting

This Special Meeting has been called only to consider the approval of the Proposals.

Redemption Rights

Pursuant to Plutonian’s amended and restated certificate of incorporation, a holder of SPAC Common Stock has the right to have its public shares redeemed for cash equal to its pro rata share of the Trust Account (net of taxes payable) in connection with the Business Combination.

If you are a public stockholder and you seek to have your shares redeemed, you must (1) demand, no later than 5:00 p.m., Eastern time on [            ], 2024 (two (2) business days before the Special Meeting), that Plutonian redeem your shares into cash; and (2) submit your request in writing to Plutonian’s transfer agent, at the address listed at the end of this section and deliver your shares to Plutonian’s transfer agent physically or electronically using the DWAC system at least two (2) business days prior to the vote at the Special Meeting. In order to validly request redemption, you must send a request in writing to Plutonian’s transfer agent. The request must be signed by the applicable stockholder in order to validly request redemption. A stockholder is not required to submit a proxy card or vote in order to validly exercise redemption rights.

You may tender the SPAC Common Stock for which you are electing redemption by two (2) business days before the Special Meeting by either:

•        Delivering certificates representing the shares of SPAC Common Stock to Plutonian’s transfer agent, or

•        Delivering the SPAC Common Stock electronically through the DWAC system.

Plutonian’s stockholders will be entitled to redeem their SPAC Common Stock for a full pro rata share of the Trust Account (currently anticipated to be no less than approximately US$10.175 per share) net of taxes payable.

Any corrected or changed written demand of redemption rights must be received by Plutonian’s transfer agent no later than two (2) business days prior to the Special Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to the transfer agent at least two (2) business days prior to the vote at the Special Meeting.

Public stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of SPAC Common Stock as of the record date. Any public stockholder who holds SPAC Common Stock on or before [     ], 2024 (two (2) business days before the Special Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination. If you choose to deliver SPAC Common Stock electronically through the DWAC system, this electronic delivery process can be accomplished by contacting your broker and requesting delivery of your shares through the DWAC system. Delivering shares physically may take significantly longer. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC, and Plutonian’s transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker this cost and the broker would determine whether or not to pass this cost on to the redeeming holder. It is Plutonian’s understanding that Plutonian’s stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Plutonian does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical stock certificate. Plutonian stockholders who request physical stock certificates and wish to redeem may be unable to meet the deadline for tendering their shares before exercising their redemption rights and thus will be unable to redeem their shares.

In the event that a stockholder tenders its shares and decides prior to the consummation of the Business Combination that it no longer wants to redeem its shares, the stockholder may withdraw the tender. In the event that a stockholder tenders shares and the Business Combination is not completed, these shares will not be redeemed for cash and the physical certificates representing these shares will be returned to the stockholder promptly following the determination that the Business Combination will not be consummated. Plutonian anticipates that a stockholder who tenders shares for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such shares soon after the completion of the Business Combination.

If properly demanded by Plutonian’s public stockholders, Plutonian will redeem each share into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of the record date, this would amount to approximately US$[    ] per share. If you exercise your redemption rights, you will be exchanging your SPAC Common Stock for cash and will no longer own the shares. If Plutonian is unable to complete the Business Combination by February 15, 2024 (or August 15, 2024 if such period is extended by the full amount of time), it will liquidate and dissolve and public stockholders would be initially anticipated to receive approximately US$10.175 per share upon such liquidation.

Holders of outstanding SPAC Units must separate the underlying SPAC Common Stock, SPAC Warrants and SPAC Rights prior to exercising redemption rights with respect to the SPAC Common Stock. If SPAC Units are registered in a holder’s own name, the holder must deliver the certificate for its SPAC Units to the transfer agent with written instructions to separate the SPAC Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the SPAC Common Stock from the SPAC Units.

If a broker, dealer, commercial bank, trust company or other nominee holds SPAC Units for an individual or entity (such individual or entity, the “beneficial owner”), the beneficial owner must instruct such nominee to separate the beneficial owner’s SPAC Units into their individual component parts. The beneficial owner’s nominee must send written instructions by facsimile to the transfer agent. Such written instructions must include the number of SPAC Units to be separated and the nominee holding such SPAC Units. The beneficial owner’s nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant SPAC Units and a deposit of an equal number of SPAC Common Stock, SPAC Warrants and SPAC Rights. This must be completed far enough in advance to permit the nominee to exercise the beneficial owner’s redemption rights upon the separation of the SPAC Common Stock from the SPAC Units. While this is typically done electronically the same business day, beneficial owners should allow at least one full business day to accomplish the separation. If beneficial owners fail to cause their SPAC Common Stock to be separated in a timely manner, they will likely not be able to exercise their redemption rights.

Tendering Common Stock Certificates in connection with Redemption Rights

Plutonian is requiring the Plutonian’s public stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to Plutonian’s transfer agent, or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC System, at the holder’s option at least two (2) business days prior to the Special Meeting. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker this cost and it would be up to the broker whether to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether Plutonian requires holders seeking to exercise redemption rights to tender their ordinary shares. The need to deliver ordinary shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request for redemption, once made, may be withdrawn at any time up to the business day immediately preceding the consummation of the proposed Business Combination. Furthermore, if a stockholder delivered his certificate for redemption and subsequently decided prior to the date immediately preceding the consummation of the proposed Business Combination not to elect redemption, he may simply request that the transfer agent return the certificate (physically or electronically).

A redemption payment will only be made in the event that the proposed Business Combination is consummated. If the proposed Business Combination is not completed for any reason, then public stockholders who exercised their redemption rights would not be entitled to receive the redemption payment. In such case, Plutonian will promptly return the share certificates to the public stockholder.

Proxies and Proxy Solicitation Costs

Plutonian is soliciting proxies on behalf of the Plutonian Board. This solicitation is being made by mail but also may be made by telephone or in person. Plutonian and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. First Cover Stock Transfer, LLC, a proxy solicitation firm that Plutonian has engaged to assist it in soliciting proxies, will be paid its customary fee and out-of-pocket expenses.

Plutonian will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Plutonian will reimburse them for their reasonable expenses.

If you send in your completed proxy card, you may still vote your shares online at the meeting if you revoke your proxy before it is exercised at the Special Meeting.

PROPOSAL NO. 1
THE BUSINESS COMBINATION PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement is attached hereto as Annex A, which is incorporated by reference herein.

General Description of the Business Combination and Merger Agreement

The Merger Agreement

On October 9, 2023, Plutonian, PubCo, Holdco, Merger Sub 1 and Merger Sub 2 entered into the Merger Agreement.

Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, (i) Merger Sub 1 will merge with and into the Holdco whereby the separate existence of Merger Sub 1 will cease and Holdco will be the surviving corporation of the Initial Merger and become a wholly owned subsidiary of PubCo, and (ii) following the Initial Merger Effective Time, Merger Sub 2 will merge with and into SPAC, the separate existence of Merger Sub 2 will cease and SPAC will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo.

The Mergers imply a current equity value of the Company at $500 million prior to the closing of the Mergers. As a result of the Mergers, among other things, (i) each outstanding share in Holdco shall automatically be cancelled, and in exchange for the right to receive newly issued ordinary shares in PubCo at the Holdco Exchange Ratio; (ii) each outstanding SPAC Unit will be automatically detached; (iii) each unredeemed outstanding share of SPAC Common Stock will be cancelled in exchange for the right to receive one PubCo Ordinary Share, (iv) each outstanding SPAC Rights will be cancelled and cease to exist in exchange for the right to receive one-sixth (1/6) PubCo Ordinary Share, and (v) each outstanding SPAC Warrant will be cancelled in exchange for the right to receive one PubCo Warrant. Each outstanding PubCo Ordinary Share will have a value at the time of the Closing of $10.00.

In addition, following the Closing, PubCo will issue an aggregate of up to 20,000,000 PubCo Ordinary Shares as the Earn-out Shares to the Holdco’s shareholders who hold Holdco’s shares as of immediately prior to the Initial Merger Effective Time on a pro rata basis upon the occurrence of the Earn-out Event. Earn-out Event is defined as the event where the Company Group first reports that there has been, in aggregate, no less than 200 department stores, grocery stores, pharmacies, supermarkets and other retail stores or vendors, each with a gross floor area of no less than 500 square meters, engaged in selling the Company Group’s personal care products or other consumer goods.

The following summaries of the Merger Agreement and the other agreements to be entered into by the parties in connection therewith are qualified in their entirety by reference to the text of the Merger Agreement and such other agreements. Capitalized but undefined terms in this Section shall have the same meaning as assigned to it in the Merger Agreement, which is attached as Exhibit 2.1 hereto and incorporated herein by reference.

Representations and Warranties

In the Merger Agreement, Company and Holdco (collectively, the “Warrantors”) make certain representations and warranties (with certain exceptions set forth in Company’s disclosure schedule) with respect to Holdco and Company (collectively with respective subsidiaries, “Company Group”) and the Acquisition Entities, including matters relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) absence of conflicts; (d) capital structure and validity of share issuance; (e) accuracy of charter documents and corporate records; (f) required consents and approvals; (g) financial information; (h) absence of certain changes or events; (i) title to assets and properties; (j) material contracts; (k) ownership of real property; (l) licenses and permits; (m) compliance with laws, including those relating to foreign corrupt practices and money laundering; (n) ownership of intellectual property; (o) customers and suppliers; (p) employment and labor matters; (q) taxes matters; (r) environmental matters; (s) that neither Holdco nor Company is an investment company; (t) privacy and data protection; (u) no alternative transactions; (v) litigation, and other customary representations and warranties.

In the Merger Agreement, Plutonian makes certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) absence of conflicts; (d) litigation;

(e) brokers and finders; (f) capital structure and validity of share issuance; (g) minimum trust fund amount; (h) validity of Nasdaq Stock Market listing; (i) SEC filing requirements and financial statements; (j) material contracts; (k) compliance with laws, including those relating to foreign corrupt practices and money laundering; (l) taxes matters; (m) that SPAC is not an investment company; (n) no alternative transactions, and other customary representations and warranties.

Conduct Prior to Closing; Covenants

Each of Holdco, the Company, and Plutonian has agreed to, and agreed to cause their respective subsidiaries to, use commercially reasonable efforts to, conduct their respective business only in the ordinary course consistent with past practice, prior to the Closing, and not to take certain specified actions without the prior written consent of the other party.

The Parties also agree that the Company and the SPAC shall use their respective commercially reasonable efforts to enter into definitive agreements to raise additional investment no less than $10 million.

The Merger Agreement also contains covenants providing for:

•        each party providing access to their books and records and providing information relating to their respective business to the other party, its legal counsel and other representatives;

•        each party having obligation to promptly notify the other party for notices and other communications it has received in relation to certain matters of the transactions contemplated under the Merger Agreement;

•        Company to deliver the audited financial statements as of and for the fiscal years ended June 30, 2022 and 2023 no later than seven (7) business days following the date of the Merger Agreement;

•        Plutonian to make appropriate arrangements with respect to the funds in its trust account;

•        exculpation, indemnification, advancement of expenses, and insurance arrangement in favor of directors and officers of Plutonian and Company Group;

•        parties’ cooperation in making filings with the SEC; and

•        that the Company may, at its sole discretion, select (but shall not be in any way obligated) to pay certain amounts to extend the time Plutonian has to complete a business combination under certain circumstances and if necessary.

Conditions to Closing

Each party may elect to waive conditions to its obligations to consummate the Closing in accordance with the Merger Agreement to the extent it would still be legally permissible to proceed with the Business Combination. For example, if SPAC stockholders do not approve the Business Combination it cannot be consummated. However, while it is a condition to closing that the shares be approved for trading on Nasdaq, if such listing could not be obtained, the parties could decide to proceed with the Business Combination and waive this condition. The Plutonian Board will have the power to waive any conditions that may be waived in its sole judgment even if Plutonian stockholders have already approved the Business Combination. If the Closing occurs, all conditions to a party’s obligations to consummate the Closing that have not been fully satisfied as of the Closing will be deemed to have been waived by such party.

General Conditions

Consummation of the transactions under the Merger Agreement is conditioned on, among other things,

(i)     the absence of any applicable Law prohibiting the transactions;

(ii)    the Form F-4 having been declared effective by the SEC;

(iii)   each of the additional agreements described in the Merger Agreement having been entered into, provided that no less than 95% of the Closing Payment Shares shall be subject to the Company Shareholders Lock-up Agreement (this condition is waivable); and

(iv)   the requisite approval of the shareholders of Plutonian and Holdco having been obtained.

Plutonian’s Conditions

The obligation of Plutonian to consummate the Closing is conditioned upon, in addition to the conditions described above and among other things, the following:

•        Company Group complying with all of the obligations under the Merger Agreement in all material respects (this condition is waivable);

•        the Fundamental Representations of the Warrantors being true and correct in all material respects and representations of the Warrantors other than the Fundamental Representations being true and correct except to the extent that would not have a Company Material Adverse Effect (this condition is waivable);

•        there having been no material adverse effect on the business of Company (this condition is waivable);

•        the receipt by Plutonian of certain certificate signed by the chief executive officer of the Company (this condition is waivable);

•        the receipt by Plutonian of (1) a filed copy of the amended and restated memorandum and articles of association of the Surviving Corporation in the form annexed to the Plan of Initial Merger as in effect as of the Closing Date, (2) the copies of resolutions duly adopted by the board of directors of the Holdco authorizing the Merger Agreement and the transactions contemplated hereby and evidencing the required Holdco shareholder approval, and (3) a recent certificate of good standing as of a date no earlier than thirty (30) days prior to the Closing Date regarding the Holdco from the jurisdiction in which the Holdco is incorporated (this condition is waivable);

•        the requisite third party consents having been obtained (this condition is waivable);

•        the governmental approvals having been obtained, and

•        the receipt by Plutonian a copy of each of the Additional Agreements to which the Company is a party duly executed by the Company and such Additional Agreement remaining in full force and effect (this condition is waivable).

Holdco’s Conditions

The obligation of Holdco’s obligation to consummation the Closing is conditioned upon, in addition to the conditions described in the first paragraph and among other things, the following:

•        Plutonian complying with all of their obligations under the Merger Agreement in all material respects (this condition is waivable);

•        disregarding all qualifiers relating to materiality and SPAC Material Adverse Effect, the representations and warranties of Plutonian being true and correct except to the extent that would not have a SPAC Material Adverse Effect (this condition is waivable);

•        there having been no material adverse effect on Plutonian (this condition is waivable);

•        the receipt by the Company of certain certificate signed by an authorized officer of Plutonian (this condition is waivable);

•        Plutonian shall have completed its share redemption in accordance with the Merger Agreement and its proxy statement;

•        Plutonian shall have been in material compliance with the applicable reporting requirements under the Securities Act and Exchange Act;

•        Plutonian having executed and delivered to the Company each Additional Agreement to which Plutonian is a party (this condition is waivable);

•        Directors designated by the Holdco having been appointed to the board of directors of the SPAC, effective as of the Closing (this condition is waivable);

•        PubCo remaining listed on Nasdaq and the additional listing application for the Merger Consideration Shares having been approved by Nasdaq (this condition is waivable); and

•        SPAC having no outstanding Indebtedness as of the Closing Date, except to the extent reflected in the SPAC Transaction Expenses Certificate (this condition is waivable).

Termination

The Merger Agreement may be terminated as follows:

•        in the event the Closing has not occurred by August 15, 2024, by Plutonian or Company, provided that the party seeking to terminate this Merger Agreement has not committed any material breach; or

•        in the event Plutonian or Company has committed any material breach and such breach is not cured within fifteen (15) days following receipt of a notice of breach from the other party, the non-breaching party may terminate this Agreement by giving notice to the other party and the breaching party shall be obligated to pay the non-breaching party a break-up fee of $500,000 promptly after termination by the non-breaching party.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the actual agreement, which is filed as Exhibit 2.1 hereto.

Additional Agreements Executed at the Signing of the Merger Agreement

Holdco Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, the sole shareholder of the Holdco, has entered into a voting and support agreement with the Holdco, the Company, each of the Acquisition Entities and Plutonian, pursuant to which such sole shareholder agrees to, among other things, vote in favor of the transactions contemplated by the Merger Agreement.

Sponsor Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, Sponsor has entered into and delivered a support agreement with the Holdco, the Company, each of the Acquisition Entities and Plutonian, pursuant to which the Sponsor has agreed, among others, to vote in favor of the Merger Agreement and the transactions contemplated thereunder at the SPAC Special Meeting in accordance with the Insider Letter.

Additional Agreements to be Executed at Closing

In addition to the Merger Agreement, the following agreements will be entered into in connection with the Closing.

Shareholders Lock-Up Agreement

The sole shareholder of the Holdco will enter into an agreement with the PubCo, to be effective as of the Closing, pursuant to which at least ninety-five percent (95%) of the Merger Consideration Shares shall be subject to a lock-up in accordance with the terms and conditions thereunder.

Registration Rights Agreement

In connection with the transactions, PubCo shall enter into an amended and restated registration rights agreement with the sole shareholder of the Holdco and the initial shareholders of Plutonian to provide for the registration of the PubCo Ordinary Shares.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Plutonian Board in favor of adoption of the Business Combination Proposal, the Redomestication Proposal and the other related Proposals, you should keep in mind that Plutonian’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including the following:

•        If the proposed Business Combination is not completed by February 15, 2024 (or August 15, 2024 if such period is extended by the full amount of time), Plutonian will be required to liquidate. In such event, the 1,437,500 shares of SPAC Common Stock held by the Insiders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless. Such shares had an aggregate market value of approximately US$15.3  million based on the closing price of SPAC Common Stock of US$10.64 on Nasdaq as of January 12, 2024;

•        If the proposed Business Combination is not completed by February 15, 2024 (or August 15, 2024 if such period is extended by the full amount of time), the 266,125 SPAC Private Units purchased by the Sponsor for a total purchase price of US$2,661,250, will be worthless. Such Private Units had an aggregate market value of approximately US$2.9 million based on the closing price of SPAC Unit of US$10.77 on Nasdaq as of January 12, 2024. If Plutonian is able to complete a business combination within the required time period, the Sponsor and Insiders may receive a positive return on the Plutonian securities held by them, even if SPAC Public Stockholders may experience a negative return on their investment in the SPAC Common Stocks after consummation of the Business Combination;

•        The Sponsor’s aggregate at risk capital is US$3,483,380, comprised of 1,272,500 Insider Shares (US$22,130), 266,125 SPAC Private Units (US$2,661,250), and amounts outstanding under the promissory notes (US$800,000). Such Insider Shares had an estimated aggregate market value of $[          ] based upon the closing price of $[          ] per SPAC Common Stock on Nasdaq on the Record Date. Such units had an estimated aggregate value of $[          ] based on the closing price of $[          ] per SPAC Unit on Nasdaq on the Record Date. As of the date of this proxy statement/prospectus, the Sponsor and its affiliates do not have out-of-pocket expenses of awaiting reimbursement. If Plutonian is unable to complete a business combination within the required time period, the Insider Shares and the securities underlying the SPAC Private Units will expire worthless, and the promissory notes may only be repaid with working capital held outside the Trust Account and not with proceeds held in the Trust Account. The Sponsor and its affiliates do not otherwise have any amounts otherwise owed or payable by Plutonian. The Sponsor does not hold any interest in Big Tree Cloud;

•        The aggregate at risk capital of Plutonian’s officers and directors is US$2,871, representing consideration paid for the 165,000 Insider Shares. Such Insider Shares had an estimated aggregate market value of $[          ] based upon the closing price of $[          ] per SPAC Common Stock on Nasdaq on the Record Date. If Plutonian is unable to complete a business combination within the required time period, such Insider Shares will be worthless. The directors and officers of Plutonian do not hold any interest in Big Tree Cloud;

•        The exercise of Plutonian’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Plutonian’s stockholders’ best interest;

•        Plutonian’s officers and directors, the Sponsor and its affiliates will be reimbursed for any reasonable fees and out-of-pocket expenses incurred in connection with activities on Plutonian’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (including the Business Combination). As of September 30, 2023, an aggregate of US$50,855 had been incurred or accrued in respect of such expense reimbursement obligation;

•        The Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•        In order to fund working capital deficiencies in connection with a Business Combination, Plutonian’s insiders, officers and directors or their affiliates may, but are not obligated to, loan Plutonian funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the Business Combination, without interest, or, at the lender’s discretion, up to US$600,000 of the notes may be converted upon consummation of the Business Combination into SPAC Private Units at a price of $10.00 per unit (which, for example, would result in the holders being issued units to acquire 70,000 shares of SPAC Common Stock (which includes 10,000 shares of SPAC Common Stock issuable upon exercise of rights and 60,000 SPAC Warrants). If Plutonian does not complete a business combination, the loans would be repaid out of funds not held in the Trust Account, and only to the extent available. As of September 30, 2023, the Sponsor loaned to Plutonian an aggregate of $500,000;

•        None of our officers and directors is required to commit their full time to Plutonian’s affairs and, accordingly, they may have conflicts of interest in allocating their time among various business activities;

•        In the course of their other business activities, Plutonian’s officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to Plutonian as well as the other entities with which they are affiliated. Plutonian’s officers and directors may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by Plutonian. Thus, Plutonian’s officers and directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Plutonian’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Plutonian, subject to application fiduciary duties under Delaware laws. The SPAC Charter provides that Plutonian renounces its interest in any corporate opportunity offered to any director or officer of Plutonian. This waiver allows Plutonian’s directors and officers to allocate opportunities based on a combination of the objectives and fundraising needs of the target as well as the investment objectives of the entity. Plutonian does not believe that the waiver of the application of the corporate opportunity doctrine in the SPAC Charter otherwise had a material impact on its search for a potential business combination target;

•        Plutonian’s existing directors and officers will be eligible for continued indemnification and continued coverage under Plutonian’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Merger Agreement; and

•        The Sponsor pursuant to the Merger Agreement is entitled to designate one independent director to the board of directors of the PubCo upon the closing of the Business Combination. As such, in the future, such designated director may receive fees for her or his service as a director, which may consist of cash or stock-based awards, and any other remuneration that the board of directors of the PubCo determines to pay to its non-employee directors.

The existence of financial and personal interests of one or more of Plutonian’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Plutonian and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, Plutonian’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. These interests may influence the Plutonian Board in making its recommendation that you vote in favor of the approval of the Business Combination Proposal, Redomestication Proposal and the other Proposals.

Plutonian’s directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the Plutonian Board, the Merger Agreement and the transactions contemplated therein, including the Business Combination. However, the Plutonian Board concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the IPO and would be included in this proxy statement/prospectus, (ii) these disparate interests would exist with respect to a business combination with any target company, and (iii) this business combination was structured so that the business combination may be completed even if Plutonian public stockholders redeem a substantial portion of the shares of SPAC Common Stock. The Plutonian Board concluded that the potential benefits that it expected Plutonian and its stockholders to achieve as a result of the merger outweighed the potentially negative and other factors associated with the merger. Accordingly, the Plutonian Board unanimously determined that the merger and the transactions contemplated by the merger agreement, were advisable and in the best interests of Plutonian and its stockholders.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Plutonian will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the current shareholders of Holdco having a majority of the voting power of the post-combination company, Holdco’s senior management comprising all of the senior management of the post-combination company, the relative size of Holdco compared to Plutonian, and Holdco’s operations comprising the ongoing operations of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Holdco issuing stock for the net assets of Plutonian, accompanied by a recapitalization. The net assets of Plutonian will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Holdco.

Regulatory Approvals

The Business Combination, the Redomestication and the other transactions contemplated by the Merger Agreement are not subject to any governmental, federal or state regulatory requirement or approval, except for (1) the filings with the PRC government necessary for the consummation of the Reorganization and the Business Combination, and (2) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the payment of the applicable fees under the DGCL necessary to effectuate the Merger, and (3) the filings and registration with the Cayman Islands Registrar of Companies and the payment of the applicable fees under the Cayman Companies Act necessary to effectuate the Business Combination. As Big Tree Cloud’s businesses are substantially based in mainland China, the Business Combination is not expected to result in “control” of a “U.S. business” by a “foreign person”. Additionally, the business of Big Tree Cloud is not to be deemed to have a nexus to “critical technologies,” “covered investment critical infrastructure,” and/or “sensitive personal data” under the regulations administered by the Committee on Foreign Investment in the United States (CFIUS), therefore we do not believe that the Business Combination will be subject to review by a U.S. government entity, such as CFIUS.

Background of the Business Combination

The terms of the Business Combination are the result of negotiations between the representatives of Plutonian and the Holdco. The following is a brief description of the background of these negotiations and the resulting Business Combination.

On November 15, 2022, Plutonian consummated its IPO of 5,750,000 SPAC Units, which includes the full exercise of the underwriter’s over-allotment option of 750,000 SPAC Units. Each SPAC Unit consists of one share of Common Stock, one redeemable SPAC Warrant entitling its holder to purchase one share of Common Stock at a price of $11.50 per whole share, and one Right to receive one-sixth (1/6) of a share of Common Stock upon the consummation of an initial business combination. The SPAC Units were sold at an offering price of $10.00 per SPAC Unit, generating gross proceeds of $57,500,000.

Simultaneously with the closing of the IPO on November 15, 2022, Plutonian consummated the private placement with the Sponsor, purchasing 266,125 SPAC Private Units at a price of $10.00 per SPAC Private Unit, generating total proceeds of $2,661,250. The SPAC Private Units (and the underlying securities) are identical to the SPAC Units sold in the IPO, except as otherwise disclosed in the IPO registration statement. No underwriting discounts or commissions were paid with respect to such sale.

Upon closing of the IPO, the underwriters’ full exercise of the over-allotment options and the concurrent sales of SPAC Private Units, a total of US$58,506,250 (US$10.175 per public SPAC Unit) was placed in a U.S.-based trust account with Continental acting as trustee and can be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest only in direct U.S. government treasury obligations.

All of the proceeds Plutonian received from these purchases above, together with the interests earned on the funds held in the trust account and except for payment of its franchise and income taxes if any, shall not be released to it until the earlier of the completion of its initial business combination and the redemption of the shares of common stock sold in the IPO upon its failure to consummate a business combination within the required period.

On August 8, 2023, the stockholders of Plutonian voted to amend the SPAC Charter to provide that Plutonian may extend the time for it to complete a business combination up to four times for an additional three months each time, from August 15, 2023 to August 15, 2024.

On August 1, 2023, $210,000 was deposited into the Trust Account to extend the business combination period from August 15, 2023 to November 15, 2023. Further on November 9, 2023, $210,000 was deposited into the Trust Account to extend the business combination period from November 15, 2023 to February 15, 2024. Accordingly, Plutonian now has until February 15, 2024, to complete its initial business combination.

Prior to the consummation of the IPO, neither Plutonian, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with Plutonian. After the IPO, Plutonian’s officers and directors commenced an active search for prospective businesses or assets to acquire in an initial business combination. Representatives of Plutonian were contacted by, and representatives of Plutonian contacted, numerous individuals, financial advisors and other entities who offered to present ideas for business combination opportunities. Plutonian’s officers and directors and their affiliates also brought to Plutonian’s attention target business candidates. From the closing of the IPO through the signing of the Merger Agreement, representatives of Plutonian contacted and were contacted by numerous individuals and entities with respect to business combination opportunities and engaged in discussions with several possible target businesses. In all, prior to the execution of the Merger Agreement, representatives of Plutonian evaluated over 10 potential target businesses. Plutonian executed one non-disclosure agreement during the course and had active discussions with one potential target business and issued one term sheet to a potential target business.

Description of Negotiation Process with Candidates other than Big Tree Cloud

Below is a summary of targets other than Big Tree Cloud that were considered and the reasons why Plutonian did not proceed with these candidates:

•        Target A.    In December 2022, Plutonian was introduced to Target A by EF Hutton, which is a smoked salmon producer located in California, catering to a wide array of clients spanning food retail, food distribution, and the hospitality sectors. Plutonian decided not to pursue further discussions, as Target A operated within a relatively conventional industry with constrained growth prospects.

•        Target B.    In February 2023, Plutonian was introduced to Target B by South Pacific. Target B mainly provides wireless charging solutions and other devices for electric vehicles. Plutonian decided not to pursue further discussions after preliminary research, because Plutonian was concerned about the financial performance and future profitability of Target B.

•        Target C.    In March 2023, Plutonian was introduced to Target C by South Pacific. Target C provides medical testing and diagnostic services for various diseases and conditions. Plutonian decided not to pursue further discussion, as the Target C’s valuation expectations exceeded the valuations of comparable companies and thus would not be appropriate for Plutonian to combine with.

•        Target D.    In March 2023, Plutonian was introduced to Target D through Target D’s financial advisor. Target D is a company that produces and sells intelligent electric vehicles and mobile solutions, with over 10 models of electric vehicles, from sedans, SUVs, trucks to scooters, bicycles, and skateboards. The management of the Target D decided not to conduct a de-spac transaction.

•        Target E.    In March 2023, Plutonian was introduced to Target E by EF Hutton, which specializes in management consulting and financial services. After several rounds of discussions, Plutonian and Target E cannot reach agreements in the company’s vision and valuation and consequently Target E decided not to proceed with a merger with Plutonian.

•        Target F.    In March 2023, Plutonian was introduced to Target F by South Pacific. Target F builds and operates renewable energy electric vehicle charging stations. Plutonian did not pursue further discussions, as Target F’s operations scale is quite small, with market coverage only in coastal cities of the United States, and will take a long time to grow into a national or global enterprise.

•        Target G.    In March 2023, Plutonian was reached out by Target G that develops and produces high-end virtual reality headphones and accessories. Plutonian did not pursue further discussions, as it believes that the legal risks associated with Target G’s business operations are too high considering Target G’s pending litigation.

•        Target H.    In April 2023, Plutonian was introduced to Target H by South Pacific. Target H provides digital banking and financial inclusive solutions for banks, financial institutions, and governments. Plutonian believed that Target H is still in its early stages of development, and acquisition of new customers and orders would require a considerable amount of time. Therefore, Plutonian does not consider Target H as an ideal candidate for business combination.

•        Target I.    In April 2023, Plutonian was introduced to Target I by South Pacific. Target I designs and manufactures lightweight high-pressure vessels and systems for various applications such as hydrogen storage, compressed air energy storage, and water treatment. After conducting research on the industry that Target I operates in, Plutonian believes that such industry is intensely competitive, and it would take a substantial amount of time before Target I could become a major player in the market. Therefore, Plutonian did not pursue further discussions with Target I.

Description of Negotiations between Plutonian and Big Tree Cloud

On December 16, 2022, Sean Xiaocheng Peng or Mr. Peng, the director of South Pacific, introduced Big Tree Cloud to Plutonian.

On December 20, 2022, the founder of Big Tree Cloud, Wenquan Zhu or Mr. Zhu, the chief executive officer of Plutonian, Wei Kwang Ng or Mr. Ng and Mr. Peng had an initial conference call during which each party introduced the respective company and expressed the intention of continuing negotiation.

After the initial meeting, Plutonian and Big Tree Cloud entered into a non-disclosure agreement and on December 22, 2022, Big Tree Cloud granted Plutonian limited access to its data cloud, product portfolio and financial performance for the latter’s preliminary review.

On December 29, 2022, Mr. Zhu, Big Tree Cloud’s legal counsel, Paul Hastings LLP (“PH”), Big Tree Cloud’s former financial and tax advisor Da Hua Certified Public Accountants (“Da Hua”), Mr. Ng, Mr. Peng, and Plutonian’s legal counsel, Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”) had a group conference call to discuss the initiation of the due diligence process, the over-all timeline for the business combination and the drafting of the letter of intent (“LOI”).

On January 13, 2023, Mr. Zhu, Mr. Ng and Mr. Peng had a meeting to discuss the status of Big Tree Cloud’s corporate data room. Mr. Peng suggested that Big Tree Cloud can start to upload the corporate documents into the virtual data room (“VDR”) so that Plutonian, the FA and its counsel can conduct the due diligence.

On February 18, 2023, Mr. Zhu, Da Hua, Mr. Ng and Mr. Peng had a call to discuss Big Tree Cloud’s auditing process and the fiscal year end of Big Tree Cloud’s to be formed overseas holding entity.

Based on the above communications and preliminary due diligence, on March 1, 2023, Plutonian sent a initial draft of LOI to Big Tree Cloud, which included the following key terms: (1) a transaction consideration of between $300.0 million to $500.0 million, (2) a total PIPE commitment of $5.0 million by both parties on a best effort basis, and (3) Big Tree Cloud’s obligation to pay for the extension of Plutonian’s trust account.

On March 3, 2023, Plutonian received a revised LOI from Big Tree Cloud, which included the following revised terms: (1) addition of a 45-day mutual exclusive period and (2) an increase in the PIPE commitment to $10.0 million on a best effort basis. Big Tree Cloud explained that the proposed increase in the PIPE commitment amount was due to that, with PIPE financing, Big Tree Cloud could better support its operational and working capital needs in the event that there are limited funds released from trust account upon the closing of the Business Combination. Plutonian agreed and accepted the revision.

On March 6, 2023, Plutonian returned a further revised draft of letter of intent to Big Tree Cloud, which provided for a six-month lock-up period for the founders and management stockholders of Big Tree Cloud upon completion of the business combination.

On March 9, 2023, Plutonian and Big Tree Cloud executed the letter of intent.

Big Tree Cloud continued to upload documents pursuant to Plotinian’s legal due diligence request list. In late March of 2023, Big Tree Cloud granted Plutonian, WSGR and Plutonian’s former PRC counsel, Zhong Lun Law Firm (“Zhong Lun”) the access to its VDR. On March 31, 2023, Zhong Lun and Big Tree Cloud’s former legal counsel as to PRC laws, Hiways Law Firm (“Hiways”) briefly discussed the outstanding items for the legal due diligence.

On April 12, 2023, Mr. Ng, Mr. Peng and Mr. Zhu had a conference call to discuss the remaining documents that needed to be reviewed by Plutonian’s counsels, along with the transaction structure and other matters. Big Tree Cloud agreed to provide all required materials in a timely fashion and initiate the setting up of all merger subs.

On April 21, 2023, Mr. Ng, Mr. Peng and Mr. Zhu had a conference call to discuss the outstanding items in the legal due diligence process, Big Tree Cloud’s reorganization progress and the status of overseas entity setup.

On May 3, 2023, WSGR sent the initial draft of merger agreement to PH based on the executed LOI. Mr. Ng, Mr. Peng and Mr. Zhu held a conference call to further negotiate the transaction consideration. Plutonian indicated that it prefers to stick with the valuation range as set forth in the executed LOI, i.e., between $300.0 million to $500.0 million.

On May 11, 2023, Mr. Ng, Mr. Peng and Mr. Zhu had a conference call to further discuss (1) the recent business development’s positive impact to Big Tree Cloud’s valuation, (2) the progress of setting up the Acquisition Entities, (3) the progress of the reorganization and (4) the estimated delivery time of the disclosure schedules.

On May 16, 2023, Mr. Ng, Mr. Peng and Mr. Zhu had a conference call to discuss the corporate restructuring and reorganization processes of Big Tree Cloud, auditing and filing preparation with the China Securities Regulatory Commission (“CSRC”). On June 15, 2023, Mr. Ng, Mr. Peng and Mr. Zhu held a conference call to further discuss Big Tree Cloud’s restructuring and reorganization process, which, according to Big Tree Cloud, were expected to be completed by late August.

On July 4, 2023, Big Tree Cloud notified Plutonian that Big Tree Cloud’s shareholders had completed the Circular 37 filing required by the State Administration of Foreign Exchange of the PRC (“SAFE”).

On August 4, 2023, Plutonian completed its internal financial analysis of Big Tree Cloud based on the information provided by Big Tree Cloud and public market information as of July 30, 2023. Plutonian management adopted both the market comparable company approach and the precedent transaction approach in its valuation analysis of Big Tree Cloud, where the valuation multiples were referenced. Under the market comparable company approach, Big Tree Cloud’s implied equity value range was $648 million – $716 million while based on the precedent transaction approach, its implied equity value range was $650 million – $720 million.

On August 9, 2023, Mr. Ng, Mr. Peng and Mr. Zhu scheduled a conference call. Plutonian proposed to set the total transaction consideration at $500 million, which is the higher end of the valuation range agreed upon in the letter of intent. However, Big Tree Cloud requested an increase of its valuation by $200 million given its recent robust operating performance. Plutonian reiterated that it preferred to stick with the valuation range as agreed in the letter of intent but in light of Big Tree Cloud’s recent increase in the number of offline stores and a favorable growth in operating income, it is willing to offer Big Tree Cloud’s existing shareholders an earn-out payment if certain milestone can be achieved. Both parties finally agreed to an earn-out structure with the total earn-out consideration of $200 million subject to achievement of certain milestone(s).

On August 15, 2023, Mr. Ng, Mr. Peng and Mr. Zhu had a call to further discuss the earn-out structure. Plutonian proposed to set the earn-out event to be that no less than 300 stores operated by China’s top 50 chain supermarkets. Big Tree Cloud counteroffered with 200 department stores, grocery stores, pharmacies, supermarkets, each with a gross floor area of no less than 500 square meters. Plutonian agreed to Big Tree Cloud proposal.

On August 21, 2023, Mr. Ng, Mr. Peng and Mr. Zhu had a call to discuss Big Tree Cloud’s shareholder lock-up arrangement. Plutonian insisted that Mr. Zhu as the sole shareholder be subject to a six-month lock-up upon the closing of the business combination. Mr. Zhu proposed a lock-up of 90% of his shares. Both parties finally agreed to a lock-up of 95% of Mr. Zhu’s share ownership in Big Tree Cloud.

On September 5, 2023, Mr. Ng, Mr. Peng and Mr. Zhu had a conference call to discuss the status of Big Tree Cloud’s auditing process, and both parties agreed to include a clause of break-up fee of $0.5 million.

On September 7 and September 25, 2023, PH sent a further revised merger agreement to WSGR and the ancillary agreements reflecting the above mentioned items.

On September 8, 2023, Zhong Lun sent a further legal due diligence request list, and on September 11, 2023, PH sent the requested documents to Zhong Lun.

On September 14, 2023, Plutonian received a notice from Big Tree Cloud that the acquisition entities for its overseas holding structure had been set up.

On September 26, 2023, Mr. Ng, Mr. Peng, Mr. Zhu had a conference call to discuss the signing of the Merger Agreement and finalizing the ancillary documents.

Plutonian received the disclosure schedules from Big Tree Cloud on September 27, 2023 and returned its comments on October 1, 2023.

On October 4, 2023, Plutonian Board convened a virtual meeting to consider the terms of the Merger Agreement and the transactions contemplated thereby. Prior to the meeting, the Plutonian Board reviewed the valuation analysis and a detailed introduction of Big Tree Cloud. During the meeting prepared by the management, Mr. Ng introduced the management team of Big Tree Cloud, as well as the progress and the then-current status of the negotiations. Following discussion of the proposed transaction, the Plutonian Board, among other things, unanimously (i) determined that the terms of the Merger Agreement and the Merger were fair to, and in the best interests of, Plutonian and its stockholders; (ii) approved and declared advisable the merger agreement, the Mergers and the other transaction contemplated by the Merger Agreement; (iii) directed that the Merger Agreement be submitted to Plutonian Stockholders for adoption; and (iv) recommended that Plutonian Stockholders adopt the Merger Agreement.

On October 9, 2023, Plutonian and Big Tree Cloud executed the Merger Agreement and the applicable ancillary agreements and issued a joint press release announcing the transaction on October 10, 2023.

Since the date that the Merger Agreement was executed, the parties have held, and expect to continue to hold, regular discussions regarding the timing of consummating the Business Combination and various preparatory efforts in connection therewith. As part of these preparatory efforts, on November 10, 2023, Plutonian entered into a FA Engagement Letter with South Pacific Gyre Investment Limited, pursuant to which the latter agreed to provide certain capital markets advisory services to Plutonian in connection with the Business Combination in consideration for advisory fees, as further described elsewhere in this proxy statement/prospectus. On November 9, 2023, Big Tree Cloud engaged Flying Height Consulting Services Limited to provide financial advisory services in connection with the Business Combination, the details of which are further described elsewhere in this proxy statement/prospectus.

The Plutonian Board’s Reasons for Approving the Business Combination

Prior to reaching the decision to approve the Merger Agreement, Plutonian’s directors reviewed the results of the business and financial due diligence and valuation analysis conducted by Plutonian’s management, third party legal and financial advisors, which included:

•        extensive meetings and calls with Big Tree Cloud’s management team regarding Big Tree Cloud’s products, development plans, operations and projections;

•        due diligence activities relating to business, accounting, legal, tax, operations and other matters;

•        financial and valuation analysis including review and analysis of Big Tree Cloud’s historical financial statements, financial projections provided by Big Tree Cloud;

•        discussion with Big Tree Cloud on investor support and future capital markets strategy;

•        background checks on Big Tree Cloud’s current and past key stakeholders;

•        review of Big Tree Cloud’s material business contracts and related party transactions; and

•        research on the public trading values of comparable peer companies.

When considering the Business Combination with the Holdco, Plutonian Board reviewed the information available, and considered, among other things, the following:

•        Strong foothold in e-commerce sector.    Big Tree Cloud has a robust presence in online mainstream marketplaces in China such as Tmall and JD.com and is devoted to the operation and management of these e-commerce channels.

•        Expanding global e-commerce market.    The global e-commerce market is expected to total $6.3 trillion in 2023, and China accounts for more than 50% of all retail sales worldwide, according to an article “Global E-Commerce Statistics: Trends to Guide your Store in 2024” published by Shopify on August 27, 2023. By 2026, the e-commerce market is expected to total over $8.1 trillion, according to an article “38 E-Commerce Statistics of 2023” published by Forbes on February 8, 2023. As an active participant in the e-commerce sector, Big Tree Cloud may have a potential for increased revenue and growth opportunities as the market expands.

•        Unique advantages of C2M (Consumer to Manufacturer) model.    The C2M model that Big Tree Cloud adopts has advantages compared to traditional retail and e-commerce of consumer goods. The direct input and feedback from consumers collected from Big Tree Cloud’s digital and social marketing and sales platforms allow Big Tree Cloud, as the manufacturer of its products, to develop more personalized and customized products that better meet individual preferences, as well as to be more responsive to changing market trends and consumer demands. The Plutonian Board believes that this agility is crucial in a fast-paced consumer market. Moreover, this demand-driven production approach to some extent mitigates the risk of excess inventory, and the supply chain management is thus more efficient.

•        Branding strategy and marketing capabilities.    Big Tree Cloud thoroughly analyzes the dynamic shifts in the personal and hygiene care market and evolving consumer needs through data-driven insights. Its analytical approach yields outcomes that could achieve long-term growth, cost efficiency, and profitability. In terms of marketing capabilities, Big Tree Cloud excels in planning, designing, and executing cross-platform marketing campaigns that integrate digital online marketing, social media marketing, traditional media marketing, offline marketing, and content creation.

•        Multi-channel distribution.    Big Tree Cloud distributes its products to consumers through three main channels, including online sales, franchise convenience stores and distributors. In channel management, Big Tree Cloud can remain flexible and adjust branding and distribution strategies to navigate the dynamic market conditions.

•        Knowledgeable and experienced management team.    Big Tree Cloud’s management team possesses an average of over a decade of experience in e-commerce, retail, branding, media and finance. Big Tree Cloud has also recruited and trained professionals to further enhance the service capabilities of Big Tree Cloud.

The Plutonian Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•        Social, political and macroeconomic influence.    Various economic, political and social conditions may change to affect public perception of the industry that Big Tree Cloud operates in. Macroeconomic circumstances including inflation, interest rate fluctuations and existing and forecast levels of growth may also have affected Big Tree Cloud’s financial prospect. Societal factors may cause the perception and preferences of the general public to change with respect to the industry that Big Tree Cloud operates in, and as a result, may affect the public perception of Big Tree Cloud. Big Tree Cloud is subject to various laws and regulations governing its operations in the PRC. Future political and legal changes in the PRC might have unfavorable impacts on Big Tree Cloud.

•        Competition.    Big Tree Cloud and its products currently and in the future, compete with offerings of larger, more established and better-capitalized companies. Big Tree Cloud’s business will suffer if it cannot successfully grow the number of consumer members and business members.

•        Business Plans May Not be Achieved.    Big Tree Cloud’s business plans, including its anticipated expansion into e-commerce, product sales and other areas, may not be successful, or may take longer or be more costly to implement than anticipated, which may affect its timeline and ability to generate revenues or become profitable.

•        Natural disasters and other force majeure events.    The occurrences of natural disasters, resource depletion and variations in climate conditions may influence resource availability and prices for raw materials required of Big Tree Cloud’s operations or may influence market demands for Big Tree Cloud’s products and services.

•        Readiness to be a Public Company.    As Big Tree Cloud has not previously been a public company and its current management team has not managed a public company before, Big Tree Cloud may not have all the different types of employees necessary for it to timely and accurately prepare financial statements and reports for filing with the SEC. There is a risk that Big Tree Cloud will not be able to hire the right people to timely fill in these gaps or that Big Tree Cloud’s compliance infrastructure may not be able to keep pace with the increased compliance risks presented by rapid growth.

•        Potential for benefits not achieved.    The risk that the potential benefits of the Business Combination, including Big Tree Cloud’s identified cost savings or revenue opportunities, may not be fully achieved, or may not be achieved within the expected timeframe.

•        Liquidation.    The risks and costs to Plutonian’s business if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in Plutonian’s inability to effect a business combination by February 15, 2024 (or August 15, 2024 if such period is extended by the full amount of time) and force Plutonian to liquidate and the rights to expire worthless.

•        Stockholder vote.    The risk that Plutonian’s stockholders may fail to provide the respective votes necessary to effect the Business Combination.

•        Closing conditions.    The fact that the completion of the business combination is conditioned on the satisfaction of certain closing conditions that are not within our control.

•        Other risks.    There are various other risks associated with the Business Combination, the business of Plutonian, and the business of Big Tree Cloud as described under “Risk Factors.”

In addition to considering the factors described above, the Plutonian Board also considered that the Sponsor and certain officers and directors of Plutonian may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Plutonian Stockholders (see section entitled “The Business Combination Proposal — Interests of Certain Persons in the Business Combination”). After considering the foregoing, the Plutonian Board concluded, in its business judgment, that the potential benefits to Plutonian and its stockholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Plutonian Financial Analysis

Plutonian Management Analyses; Certain Big Tree Cloud Information

The Plutonian Board did not obtain fairness opinion in connection with its determination to approve the Business Combination (including the consideration to be paid to the Big Tree Cloud’s stockholder(s) under the terms of the Merger Agreement). Plutonian’s officers and directors have substantial experience in evaluating the operating and financial merits of companies across a variety of industries, including consumer-oriented businesses, and the Plutonian Board concluded that this experience and backgrounds enabled them to make the necessary analyses and determinations regarding the business combination. The Plutonian Board’s evaluation of the proposed Business Combination was informed by management’s analysis of Big Tree Cloud Information (defined below), about Big Tree Cloud, its financial and operational information, certain financial information about guideline public companies, and other relevant financial information selected based on the experience and the professional judgment of Plutonian’s management team. Accordingly, investors will be relying solely on the judgment of the Plutonian Board in valuing Holdco’s business and assuming the risk that the Plutonian Board may not have properly valued such business.

Specifically, the Plutonian Board reviewed the valuation analysis prepared by its management utilizing information provided by Big Tree Cloud and publicly available information, as described below. In the course of the evaluation, Big Tree Cloud prepared and provided (i) its background information and future business plan; (ii) its management accounts ended 31 December 2020, 2021 and 2022; (iii) its projected net income for fiscal year 2024; (iv) other operational and market information in relation to its business; (v) the opportunity to interview with certain senior management of Big Tree Cloud (collectively, “Big Tree Cloud Information”), all of which helped form the basis for Plutonian management’s analysis of the Company’s potential future valuation, and which the Plutonian Board used in its review and approval of the Merger Agreement (including the consideration to be paid in the transaction to the Company’s stockholders). In particular, Big Tree Cloud’s projected net income for fiscal year 2024 was initially provided to Plutonian management in May 2023 and was later finalized in July 2023 after factoring in the adjustments based on the Big Tree Cloud’s business development status.

Forward-looking information, including information about future business plans, are susceptible to multiple interpretations and inherently reflect assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Plutonian’s and Big Tree Cloud’s control. Neither Plutonian’s management, Big Tree Cloud’s management, nor any of their respective representatives has made or makes any representations to any person regarding the ultimate performance of Big Tree Cloud. Additionally, forward-looking information is inherently subject to significant uncertainties and contingencies, many of which are beyond Big Tree Cloud’s control and cannot be predicted. The various risks and uncertainties include those set forth in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Big Tree Cloud” and “Cautionary Note Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively.

The valuation of the 100% equity interest in Big Tree Cloud was developed through the application of a market approach known as comparable companies and comparable transaction methodology.

As part of the analysis, Plutonian’s management reviewed the Big Tree Cloud Information and relevant operational information regarding the subject business from public sources and have relied to a considerable extent on such information in arriving at the implied equity value. In performing the valuation, Plutonian’s management had challenged Big Tree Cloud management’s assumptions, estimates, or cash flow projections with respect to its future performance, which involved matters of opinion, projection, or forecast (whether or not expressly stated).

As Big Tree Cloud is in fast developing stage and all sales plan will be addressed in 2024, Plutonian’s management applied the comparable companies’ FY2024 P/E multiple, the comparable transactions P/E multiple and Big Tree Cloud’s projected net income in FY2024 to imply the 100% equity value.

Analysis of Selected Publicly Traded Companies

Plutonian’s management reviewed and analyzed selected historical and projected Big Tree Cloud Information and compared this information to certain financial information of ten (10) publicly traded companies that Plutonian’s management deemed to be reasonably comparable to Big Tree Cloud. The criteria for selecting the comparable companies were mainly based upon each company’s industry and business description. Considering Big Tree Cloud’s main business operations, Plutonian management selected the comparable companies in the household and personal care products industry, all of these comparable companies engage in the research and development, production, and sales of disposable personal hygiene products. Considering the relatively limited number of comparable businesses in the industry, Plutonian management selected as comparable companies some business with large market capitalization, such as Proctor & Gamble, Johnson & Johnson, Kimberly-Clark and Unilever. However, given the market cap difference, Plutonian management also included some companies operating in the Chinese market with smaller market capitalization in the comparable company selection, including Chongqing Baiya Sanitary Products Co., Limited., C&S Paper Co., Limited, and Shanghai Jahwa United Co., Limited. Plutonian management noticed that the PE multiples of these comparable companies are relatively close.

Comparable Company	Exchange Ticker	Market Cap (US$ in million)	Market Cap (RMB in million)	Gross Profit (%)	EBITDA (%)	EBIT (%)	Net Profit (%)	FY2024 P/E	Company Description
The Procter & Gamble Company	NYSE:PG	368,394	2,632,214	48.1%	26.5%	23.2%	18.0%	23.43

This company provides branded consumer packaged goods worldwide. It operates through five segments: beauty, grooming, healthcare, fabric and home care, and baby, feminine and family care. The healthcare segment offers toothbrushes, toothpastes, and other oral care products; and other personal health care products. Its baby, feminine and family care segment offers baby wipes, taped diapers, and pants; adult incontinence and feminine care products under the Always, Always Discreet, and Tampax brands; and paper towels, tissues, and toilet papers under the Bounty, Charmin, and Puffs brands.

Johnson & Johnson	NYSE:INJ	435,405	3,111,015	67.3%	35.0%	27.6%	13.4%	15.41

Johnson & Johnson, together with its subsidiaries, researches, develops, manufactures, and sells various products in the healthcare field worldwide. Its consumer health segment offers STAYFREE and CAREFREE sanitary pads; o.b. tampons; adhesive bandages; and first aid products.

Kimberly-Clark Corporation	NYSE:KMB	43,660	311,953	32.6%	18.0%	14.3%	8.1%	19.92

Kimberly-Clark Corporation, together with its subsidiaries, manufactures and markets personal care and consumer tissue products worldwide. It operates through three segments: personal care, consumer tissue, and K-C Professional. Its personal care segment offers disposable diapers, training and youth pants, feminine and incontinence care products, and other related products. The company’s K-C Professional segment offers wipers, tissues, towels, apparel, soaps, and sanitizers under the Kleenex, Scott, WypAll, Kimtech, and KleenGuard brands.

Edgewell Personal Care Company	NYSE:EPC	2,017	14,410	41.4%	14.7%	10.9%	5.2%	13.20

Edgewell Personal Care Company, together with its subsidiaries, manufactures and markets personal care products worldwide. It operates through three segments: wet shave, sun and skin care, and feminine care. It provides skin care products for men under the Bulldog and Jack Black brands; and beard, hair, and skin care products under the Cremo brand. The feminine care segment provides tampons under the Playtex Gentle Glide 360°, Playtex Sport, Playtex, and o.b. brands; and markets pads and liners under the Stayfree and Carefree brands.

Unilever PIC	LSE:ULVR	135,574	968,691	41.0%	18.3%	16.3%	14.7%	18.72

This company operates as a fast-moving consumer goods company. It operates through beauty and wellbeing, personal care, home care, nutrition, and ice cream segments. Personal Care segment offers skin cleansing products comprising soap and shower, deodorant and oral care products, such as toothpaste, toothbrush, and mouthwash products.

Kao Corporation	TSE:4452	17,667	126,231	34.8%	11.3%	5.5%	4.2%	25.70

This company develops and sells hygiene and living care, health and beauty care, life care business, cosmetics, and chemical products. The hygiene and living care business segment offers fabric, kitchen, home, sanitary, and pet care products. The health and beauty care business segment provides facial, body, hair, and oral care, hair styling and color, salon, in-bathroom healthcare, and warming products. The life care business segments offer health drinks, as well as hygiene products for commercial use.

Comparable Company	Exchange Ticker	Market Cap (US$ in million)	Market Cap (RMB in million)	Gross Profit (%)	EBITDA (%)	EBIT (%)	Net Profit (%)	FY2024 P/E	Company Description
Unicharm Corporation	TSE:8113	21,915	156,585	36.1%	17.9%	13.4%	8.9%	28.70

This company engages in the manufacturing and sale of wellness, feminine, baby and children, and pet care products in Japan and internationally. The company’s feminine care products comprise napkins, tampons, panty liners, sanitary shorts, panty liners, and other feminine care products under the Sofy, Center-In, and Unicharm brands; and wellness care products include napkin-type incontinence pads, pants-type diapers, tape-type diapers, pants-type specialized urine pads, and tape-type specialized urine pads under the Lifree and Charmnap brands.

C&S Paper Co., Ltd	SZSE:002511	2,023	14,454	29.5%	6.1%	1.6%	2.3%	23.66

C&S Paper Co., Ltd manufactures and sells household paper products in mainland China. The company primarily offers paper rolls, facial tissues, coreless rolls, tissue handkerchiefs, wipes, personal care products, baby diapers, cotton tissues, etc.

Chongqing Baiya Sanitary Products Co., Ltd.	SZSE:003006	963	6,881	47.0%	17.5%	14.6%	13.2%	27.75

This company engages in the research and development, production, and sales of disposable personal hygiene products in China. It also offers personal health care products, including sanitary napkins, baby diapers, and adult incontinence products under the Freedom, free point, good, denim, and Haozhi brand names.

Shanghai Jahwa United Co., Ltd.	SHSE:600315	3,215	19,789	57.0%	10.4%	8.4%	8.8%	26.77

This company engages in the research and development, production, and sale of skin care, personal care, home cleaning, maternal, and child products in China and internationally. It offers fragrance skin care products, makeups, perfumes, hand creams, body and hand wash products, products for babies, soaps, powders, and shampoos; facial and skin care, facial cleaning, body care, and infant care products; and mother care products. The company also operates e-commerce channels and cosmetics stores, as well as sells its products in department stores and supermarkets.

Mean	—	103,083	736,222	43.5	17.6	13.6	9.7	22.33	—

Given the expected growth profile of Big Tree Cloud, the year ending July 31, 2024 implied 100% equity value utilizing the average comparable companies’ FY2024 P/E ratio of 22.33x and Plutonian’s FY2024 projected net income of $30.53 million and a valuation range of 5%. The final value conclusion was estimated to be between approximately $648,000,000 to $716,000,000.

The net income projection of $30.53 million factors into Big Tree Cloud’s existing products and pipeline products, as well as its existing and newly-established sales channels. Big Tree Cloud primarily distributes its products through major e-commerce platforms, local stores and distributors, as Big Tree Cloud’s marketing strategy focuses on the promotion of products in second- and third-tier cities and suburban counties in China with high growth potential for quality products, rather than on the first-tier cities with relatively saturated markets. Big Tree Cloud has significantly expanded its distribution channels in these targeted regions through establishing long-term partnerships with local partners and stores, and sales through these channels are projected to experience substantial growth. Moreover, benefiting from the large consumer base and tightknit consumer community, Big Tree Cloud has gained insights into the needs and preferences of its existing and prospective consumers to expedite new product development. Big Tree Cloud continues to explore the application of new materials and production techniques to improve its products’ quality and efficacy, as well as to launch new products. However, the materialization of such net income projection is subject to the following factors and contingencies:

•        The personal care industry is highly competitive, if Big Tree Cloud is unable to compete effectively, it may fail to achieve significant revenue growth, or even lose its market share and business. Big Tree Cloud faces vigorous competition from both domestic and international players in the industry. Effective competition is based on multiple factors, including the ability to launch new products, pricing, quality and product packaging, innovation, offline sales capabilities, advertising, e-commerce and mobile-commerce initiatives, among others. Big Tree Cloud must compete with a high volume of product sales through several different distribution channels.

•        Big Tree Cloud’s ability to achieve substantial revenue growth depends on the continued strength of its brand and products, its ability to predict and capture industry trends and consumer preferences, the success of its marketing, innovation and strategy execution, the continued diversification of its product offerings, the successful management of new product introductions and innovations, strong operational execution, and its success in entering new markets and expanding the business in existing geographies.

Analysis of Selected Precedent Transactions

Using publicly available information, Plutonian’s management reviewed financial data relating to the following 4 selected transactions that were considered generally relevant for purposes of analysis as transactions that closed between January 1, 2021 and October 30, 2023.

Comparable Transactions
Transaction Date (Closing)	Target	Exchange: Ticker	Transaction Type	Total Transaction Value (US$ in million (Historical rate))	Percent Sought	Implied Equity Value (US$ in million (historical rate))	P/E
2023/10/6	Haleon plc	LSE: HLN	Merger/Acquisition	1,084	2.92%	37,085	24.23
2022/11/1	AddLife AB (publ)	OM: ALIF B	Merger/Acquisition	3	0.246%	1,104	20.42
2022/9/24	Vext Science, Inc.	CNSX: VEXT	Merger/Acquisition	3	13.65%	22	3.51
2021/6/22	Laboratorios Farmaceuticos Rovi, S.A.	BME: ROVI	Merger/Acquisition	105	3.0%	3,488	41.28
Mean							22.36

Plutonian management selected the above four comparable transactions, considering (1) the acquisition targets are companies in the household, personal care products and relative industries, and (2) the transaction dates were within three years. Due to the number of comparable samples is limited and the acquisitions of personal care products companies occurred predominantly before 2017, Plutonian management selected some recent transactions where the targets engage in the research and production of health medical products.

During the period from 2022 to 2024, Big Tree Cloud adjusted its business strategy and experienced substantial growth. Its net income margin increased significantly from a net loss margin of 97.5% in 2022 to net profit margin of 4.4% in 2023 and is expected to further increase to a net profit margin of 19.3% in 2024. Big Tree Cloud also expects the net profit margin to remain stable at 20% from 2024 onwards. Therefore, the management of Big Tree Cloud believes that its net income projection for FY 2024 can better reflect Big Tree Cloud’s business operation and equity value, and its projected net income in FY 2024 is applied to calculate the 100% equity value as of the valuation date. Given the expected growth profile of Big Tree Cloud, the year ending July 31, 2024 implied 100% equity value utilizing the average P/E ratio of 22.40 of the comparable transactions’ acquirees and Big Tree Cloud’s FY2024 projected net income of $30.53 million and a valuation range of 5%. The final value conclusion was estimated to be between approximately $650,000,000 to $720,000,000.

Required Vote

Approval of the Business Combination Proposal requires the affirmative vote of the holders of a majority of the shares of SPAC Common Stock as of the record date represented online or by proxy at the Special Meeting and entitled to vote thereon. Adoption of the Redomestication Proposal is conditioned upon the adoption of the Business Combination Proposal. It is important for you to note that in the event that either of the Business Combination Proposal or the Redomestication Proposal is not approved, then Plutonian will not consummate the Business Combination.

Recommendation of the Plutonian Board

After careful consideration, the Plutonian Board determined that the Business Combination with the Holdco is in the best interests of Plutonian and its stockholders. On the basis of the foregoing, the Plutonian Board has approved and declared advisable the Business Combination with Holdco and recommends that you vote or give instructions to vote “FOR” the Business Combination Proposal. Plutonian’s directors have interests that may be different from, or in addition to your interests as a stockholder. See the section titled “The Business Combination Proposal — Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus for further information.

PROPOSAL NO. 2
THE REDOMESTICATION PROPOSAL

The discussion in this proxy statement/prospectus of the Business Combination and the principal terms of the Merger Agreement, is subject to, and is qualified in its entirety by reference to, the Merger Agreement. The full text of the Merger Agreement is attached hereto as Annex A, which is incorporated by reference herein.

Purpose of the Redomestication Proposal

The purpose of the Redomestication is to establish a Cayman Islands exempted company as the parent entity of the Holdco and Plutonian that would be a “foreign private issuer” as that term is defined under the Exchange Act. As a result of the Redomestication, Plutonian’s stockholders will no longer be stockholders of Plutonian and (other than Plutonian’s stockholders who exercise their redemption rights) will become shareholders of PubCo, a foreign private issuer. As a foreign private issuer, PubCo is exempt from compliance with certain of the rules under the Exchange Act.

As a foreign private issuer, PubCo will be permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. For example, PubCo is not required to (1) have a majority of the board consisting of independent directors, (2) have an audit committee be composed of at least three members, or (3) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. PubCo intends to rely on some of these exemptions, and as a result, PubCo’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. As a foreign private issuer, PubCo will also be subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. In addition, PubCo will not be required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC, and will not be required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. As a result, PubCo’s corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on a national securities exchange.

Summary of the Redomestication

Pursuant to the terms of the Merger Agreement, (a) Merger Sub 1 will merge with and into Holdco pursuant to the Initial Merger, the separate existence of Merger Sub 1 will cease and Holdco will be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of PubCo, and (b) following confirmation of the effective filing of the Initial Merger but on the same day, Merger Sub 2 will merge with and into Plutonian pursuant to the SPAC Merger, the separate existence of Merger Sub 2 will cease and Plutonian will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo. Accordingly, once the Mergers are effective, a “redomestication” from Delaware to Cayman Islands will have taken place (sometimes referred to herein as the “Redomestication”). In connection with the Mergers and Redomestication, all outstanding SPAC Units will separate into their individual components of SPAC Common Stock, SPAC Warrants, and SPAC Rights and will cease separate existence and trading. Upon the consummation of the Business Combination, the current equity holdings of the Plutonian’s stockholders shall be exchanged as follows:

(i)     For each share of SPAC Common Stock, issued and outstanding immediately prior to the effective time of the SPAC Merger (other than any redeemed shares), which will automatically be cancelled and cease to exist and for each share of such SPAC Common Stock, PubCo shall issue to each of Plutonian’s stockholder (other than Plutonian’s stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued PubCo Ordinary Share, which, unless explicitly stated herein, shall be fully paid;

(ii)    For each SPAC Warrant that is issued and outstanding immediately prior to the effective time of the SPAC Merger, immediately following the Unit Separation, shall automatically be cancelled and cease to exist in exchange for one PubCo Warrant; and

(iii)   The holders of SPAC Rights issued and outstanding immediately prior to the effective time of the SPAC Merger will receive one-sixth (1/6) of one PubCo Ordinary Share in exchange for the cancellation of each SPAC Right; provided, however, that no fractional shares will be issued and all fractional shares will be rounded down to the nearest whole share.

Differences between PubCo’s Amended and Restated Memorandum and Articles of Association that will become effective immediately prior to the completion of the Business Combination and Plutonian’s Amended and Restated Certificate of Incorporation and Bylaws

Following is a summary of the material differences between the Amended and Restated Memorandum and Articles of Association of PubCo to be in effect immediately prior to the completion of the Business Combination and Plutonian’s amended and restated certificate of incorporation:

•        The name of the new public entity will be “Big Tree Cloud Holdings Limited” as opposed to “Plutonian Acquisition Corp.”;

•        PubCo has 500,000,000 ordinary shares authorized, as opposed to Plutonian having 15,000,000 authorized shares of common stock;

•        PubCo’s corporate existence is perpetual as opposed to Plutonian’s corporate existence terminating if a business combination is not consummated by Plutonian within a specified period of time; and

•        PubCo’s constitutional documents do not include the various provisions applicable only to special purpose acquisition corporations that Plutonian’s amended and restated certificate of incorporation contains.

Authorized but unissued ordinary shares may enable PubCo Board to render it more difficult or to discourage an attempt to obtain control of PubCo and thereby protect continuity of or entrench its management, which may adversely affect the market price of PubCo’s shares. For example, if, in the due exercise of its fiduciary obligations, for example, PubCo Board were to determine that a takeover proposal were not in the best interests of PubCo, such shares could be issued by the board of directors without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable PubCo to have the flexibility to authorize the issuance of shares in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for dividends and share splits. PubCo currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

A copy of PubCo’s Amended and Restated Memorandum and Articles of Association, as will be in effect immediately prior to the completion of the consummation of the Business Combination, is attached to this proxy statement/prospectus as Annex B. See also the Section titled “Comparison of Shareholder’s Rights” on page 193 of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences

The following is a general discussion of certain material U.S. federal income tax consequences of (i) the Business Combination to U.S. Holders of SPAC Common Stock (excluding any redeemed shares), SPAC Warrants and SPAC Rights (collectively, the “SPAC securities”), (ii) the subsequent ownership and disposition of PubCo Ordinary Shares and PubCo Warrants (“PubCo Securities”) received in the Business Combination by U.S. Holders and (iii) the exercise of redemption rights by U.S. Holders of SPAC Common Stock. In addition, the following includes a general discussion of certain U.S. federal income tax consequences of the Business Combination to SPAC and PubCo.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Business Combination, as a result of exercising redemption rights of SPAC Common Stock, or as a result of the ownership and disposition of PubCo Securities. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold SPAC securities and, after the completion of the Business Combination, PubCo Securities, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•        banks or other financial institutions, underwriters, or insurance companies;

•        traders in securities who elect to apply a mark-to-market method of accounting;

•        real estate investment trusts and regulated investment companies;

•        tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•        expatriates or former long-term residents of the United States;

•        subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

•        dealers or traders in securities, commodities or currencies;

•        grantor trusts;

•        persons subject to the alternative minimum tax;

•        U.S. persons whose “functional currency” is not the U.S. dollar;

•        persons who received SPAC Common Stock through the issuance of restricted stock under an incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•        persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding shares of SPAC securities, or, after the Business Combination, the issued PubCo Ordinary Shares (excluding treasury shares);

•        holders holding SPAC securities, or, after the Business Combination, PubCo Securities, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction; or

•        the Sponsor or its affiliates.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of SPAC securities, and, after the Business Combination, PubCo Ordinary Shares or PubCo Warrants received in the Business Combination, that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds SPAC securities, or, after the completion of the Business Combination, PubCo Securities received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination and the subsequent ownership and disposition of PubCo Securities received in the Business Combination.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. SPAC STOCKHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO ORDINARY SHARES OR PUBCO WARRANTS AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Tax Residence of PubCo for U.S. Federal Income Tax Purposes.

A corporation organized under non-U.S. law, such as PubCo, is generally treated as a foreign corporation for U.S. federal income tax purposes. Under Section 7874 of the Code, a corporation otherwise treated as a foreign corporation may be treated as a U.S. corporation for such purposes (or may be subject to certain other adverse tax consequences) if it acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation. These rules apply only if certain conditions are met, including that the former shareholders of the acquired U.S. corporation hold, by reason of their ownership of shares of that corporation, more than a specified percentage of the shares of the acquiring foreign corporation, as determined under complex rules set out in the Treasury Regulations under Section 7874. The Treasury Regulations under Section 7874 further provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Section 7874 that are conducted as part of a plan or conducted over a 36-month period, making it more likely that Section 7874 will apply to a foreign acquiring corporation.

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Treasury regulations thereunder, and certain factual assumptions, these conditions are not expected to be met and thus the Business Combination is not expected to cause PubCo to be treated as a U.S. corporation for U.S. federal income tax purposes or to otherwise be subject to Section 7874 of the Code. However, the application of Section 7874 of the Code to the Business Combination must be finally determined after the completion of the Merger, by which time there could be changes in the relevant facts and circumstances that could affect such determination. If PubCo were to be treated as a U.S. corporation for U.S. tax purposes (and as a result holders of PubCo Securities were treated as holders of securities of a U.S. corporation), PubCo and certain holders of PubCo Securities would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on PubCo and future withholding taxes on certain holders of PubCoSecurities, depending on the application of any income tax treaty that might apply to reduce such withholding taxes, and holders of PubCo Securities would be treated as holders of securities of a U.S. corporation.

However, even if PubCo were respected as a foreign corporation under Section 7874, PubCo may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Merger. If PubCo were to be treated as acquiring substantially all of the assets of a U.S. corporation within a 36-month period after the Merger, Section 7874 would exclude certain shares of PubCo attributable to the Merger for purposes of determining whether Section 7874 applies to that subsequent acquisition, making it more likely that Section 7874 would apply to such subsequent acquisition.

In addition, if certain conditions are met, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Section 7874. Specifically, Section 7874 can apply in this manner if (i) the foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation and certain other conditions are met.

If such conditions are met, PubCo and certain of PubCo’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by PubCo include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 of the Code and the Treasury regulations thereunder, and certain factual assumptions, these conditions are not expected to be met and thus the limitations and other rules described above are not expected to apply to PubCo after the Mergers. The above determination, however, is subject to detailed regulations (the application of which is uncertain in various respects and could be impacted by future changes in such Treasury regulations, with possible retroactive effect) and is subject to certain factual and legal uncertainties.

The remainder of this discussion assumes that PubCo will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Material U.S. Federal Income Tax Consequences of the Business Combination

For U.S. Federal income tax purposes, the parties to the Merger Agreement intend that (i) the exchange of SPAC Common Stock and SPAC Rights for PubCo Ordinary Shares and the conversion of shares of Merger Sub 2 to shares of SPAC Common Stock and SPAC Rights pursuant to the SPAC Merger (together with certain other transactions contemplated by the Merger Agreement) will qualify as a tax-deferred exchange under Section 351(a) of the Code and (ii) the SPAC Merger will not result in gain being recognized under Section 367(a)(1) of the Code by any U.S. stockholder of SPAC (other than any U.S. stockholder that would be a “five-percent transferee shareholder”, within the meaning of United States Treasury Regulations Section 1.367(a)-3(c)(5)(ii), of PubCo following the transaction that does not enter into a five-year gain recognition agreement pursuant to United States Treasury Regulations Section 1.367(a)-8(c)) (clauses (i) and (ii), the “Intended SPAC Merger U.S. Tax Treatment”). The parties to the Merger Agreement have agreed to (i) file and retain such information as shall be required under Sections 1.351-3 of the United States Treasury Regulations, (ii) cause to be timely filed with the SPAC’s U.S. federal income Tax Return for the taxable year that includes the SPAC Merger Effective Time a statement described in Treasury Regulations Section 1.367(a)-3(c)(6), and (iii) file all Tax and other informational returns on a basis consistent with the Intended SPAC Merger Tax Treatment, unless required to do otherwise pursuant to a “determination” as defined in Section 1313(a) of the Code (or pursuant to any similar provision of applicable state, local or foreign Law).

The provisions of Section 351(a) of the Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond SPAC or PubCo’s control. For example, if more than 20% of the PubCo Ordinary Shares were subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for Section 351(a) treatment would be violated. However, we do not expect that any of the PubCo

Ordinary Shares issued in the Business Combination that will be subject to contractual restrictions on transfer will be subject to an arrangement or agreement by its owner to sell or dispose of such shares upon the issuance of those shares in the Business Combination.

Moreover, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. (“foreign”) corporation in a transaction that otherwise qualifies as a non-recognition transaction under Section 351(a) of the Code, the U.S. person is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. In general, for the Merger to meet these additional requirements, certain reporting requirements must be satisfied and (i) no more than 50% of both the total voting power and the total value of the stock of the transferee foreign corporation can be received, in the aggregate, by the “U.S. transferors” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) in the transaction; (ii) no more than 50% of each of the total voting power and the total value of the stock of the transferee foreign corporation can be owned, in the aggregate, immediately after the transaction by “U.S. persons” (as defined in the Treasury regulations) that are either officers or directors or “five-percent target shareholders” (as defined in the Treasury regulations and computed taking into account direct, indirect and constructive ownership) of the transferred U.S. corporation; and (iii) the “active trade or business test” as defined in Treasury regulations Section 1.367(a)-3(c)(3) must be satisfied. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied in the case of the Business Combination. The rules dealing with Section 367(a) of the Code discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are strongly urged to consult their tax advisor concerning the application of these rules to the Merger under their particular circumstances, including whether the U.S. Holder will be a five-percent transferee shareholder and the possibility of entering into a “gain recognition agreement” under applicable Treasury regulations.

Additionally, if U.S. Holders of SPAC Rights were to be treated for U.S. federal income tax purposes as receiving PubCo Ordinary Shares in discharge of SPAC’s obligations under the SPAC Rights (instead of as receiving such PubCo Ordinary Shares in exchange for transferring the SPAC Rights to PubCo), the Merger would generally be a fully taxable transaction for U.S. federal tax purposes with respect to the SPAC Rights. Due to the absence of authority on the U.S. federal income tax treatment of the SPAC Rights, there can be no assurance on the characterization of the SPAC Rights that would be adopted by the IRS or a court of law. Accordingly, U.S. Holders of SPAC Rights are urged to consult with their tax advisors regarding the treatment of their SPAC Rights in connection with the Merger.

If the Merger qualifies as a transaction governed by Section 351(a) of the Code and the requirements of Section 367(a) of the Code described above are satisfied, and subject to the discussion above regarding SPAC Rights, a U.S. Holder that exchanges only SPAC Common Stock and/or SPAC Rights in the Business Combination solely for PubCo Ordinary Shares generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the PubCo Ordinary Shares received in the Business Combination by a U.S. Holder should be equal to the adjusted tax basis of the SPAC securities surrendered in the Business Combination in exchange therefor. In addition, the holding period of such PubCo Ordinary Shares should include the period during which the shares of SPAC Securities surrendered in the Business Combination were held by such U.S. Holder. It is unclear, however, whether the redemption rights with respect to the SPAC Common Stock have suspended the applicable holding period for this purpose.

However, gain (but not loss) will generally be recognized upon the exchange of SPAC Warrants as well as SPAC Common Stock and/or SPAC Rights for PubCo Ordinary Shares and PubCo Warrants in an amount equal to the lesser of (i) the fair market value of the PubCo Warrants received in the exchange and (ii) the amount of gain realized on the exchange. To determine the amount of gain, if any, that such U.S. Holder must recognize, the holder must compute the amount of gain or loss realized as a result of the Business Combination on a share-by-share and warrant-by-warrant basis by allocating the aggregate fair market value of the Pubco Ordinary Shares and the Pubco Warrants received by such U.S. Holder among the SPAC Common Stock and SPAC Rights and SPAC Warrants owned by such U.S. Holder immediately prior to the Business Combination in proportion to their fair market values. In such case, the aggregate adjusted tax basis of the PubCo Ordinary Shares received in the Business Combination by a U.S. Holder should be equal to the adjusted tax basis of the SPAC securities surrendered in the Business Combination in exchange therefor, reduced by fair market value of the PubCo Warrants received by such U.S. Holder and increased by the amount of gain recognized by such U.S. Holder. The U.S. Holder’s basis in its PubCo Warrants received in the Business Combination will equal their fair market value on the date the U.S. Holder receives them. A U.S. Holder’s holding period for the PubCo Ordinary Shares received in the exchange should include the holding period for the SPAC securities surrendered in the exchange therefor, and the holding period of PubCo Warrants received in the Business Combination will begin on the day after the Business Combination.

Furthermore, a U.S. Holder who does not exchange SPAC Common Stock or SPAC Rights pursuant to the Mergers and whose SPAC Warrants automatically convert into PubCo Warrants will recognize gain or loss upon such deemed exchange of warrants equal to the difference between the fair market value of the PubCo Warrants received and such U.S. Holder’s adjusted basis in its SPAC Warrants. Such U.S. Holder’s basis in its PubCo Warrants received in the Business Combination will equal the fair market value of the SPAC Warrants exchanged therefor. A U.S. Holder’s holding period in its PubCo Warrants will begin on the day after the Business Combination.

If the Merger qualifies as a transaction governed by Section 351 of the Code, and the requirements of Section 367(a) of the Code are not satisfied, a U.S. Holder may recognize gain (but not loss) as a result of the Merger.

If the Merger fails to qualify for the Intended SPAC Merger Tax Treatment for a reason other than the application of Section 367(a) of the Code, the Merger will be a fully taxable transaction for U.S. federal tax purposes. In that case, a U.S. Holder that exchanges its SPAC securities for the consideration under the Business Combination will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the PubCo Ordinary Shares and PubCo Warrants received and (ii) the U.S. Holder’s adjusted tax basis in the SPAC securities exchanged. A U.S. Holder’s aggregate tax basis in the PubCo Ordinary Shares and PubCo Warrants received will be their fair market value on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the PubCo Securities received pursuant to the Business Combination will begin on the day after the date the U.S. Holder receives such PubCo Securities. Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the SPAC securities exceeds one year at the time of the Business Combination. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. It is unclear, however, whether the redemption rights with respect to the SPAC Common Stock have suspended the applicable holding period for this purpose. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

Although it is not a condition to closing that an opinion of counsel regarding the tax treatment of the Business Combination be provided, Wilson Sonsini Goodrich & Rosati is providing, in connection with the filing of the proxy statement/prospectus, its opinion to the effect that, as such opinion relates to the holders of SPAC Common Stock or SPAC Rights, taken together, the exchange of Holdco Shares for PubCo Ordinary Shares and the exchange of SPAC Securities for PubCo Ordinary Shares, in each case, pursuant to the Business Combination, should qualify as an exchange governed by Section 351(a) of the Code. Such opinion is based on current law and is based on, and assumes the correctness of, representations and assumptions as to factual matters made by Holdco and SPAC (disregarding any qualifications based on Holdco or the SPAC’s knowledge, belief or intent). If any of these representations or assumptions is incorrect, the validity of the opinion of counsel could be affected. An opinion of counsel is not binding on the IRS or any court, and no party to the Merger Agreement has requested or intends to a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination. Accordingly, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge.

No party to the Merger Agreement, nor any of their respective advisors or affiliates, makes any representations or provides any assurances regarding the tax consequences of the Business Combination, including whether the Business Combination qualifies for the Intended SPAC Merger Tax Treatment. Each U.S. person is urged to consult its tax advisors with respect to the qualification of the Business Combination for the Intended SPAC Merger Tax Treatment and the tax consequences to them if the Business Combination does not so qualify. The remainder of this discussion assumes that the Business Combination qualifies for the Intended SPAC Merger Tax Treatment.

Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights

In the event that a U.S. Holder elects to redeem its SPAC Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as sale or exchange of the SPAC Common Stock under Section 302 of the Code or is treated as a distribution under Section 301 of the Code with respect to the U.S. Holder. If the redemption qualifies as a sale or exchange of the

SPAC Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the SPAC Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the SPAC Common Stock redeemed exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. It is unclear, however, whether the redemption rights with respect to the SPAC Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirement. The deductibility of capital losses is subject to limitations.

If the redemption does not qualify as a sale or exchange of SPAC Common Stock, the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from SPAC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the SPAC Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the SPAC Common Stock. Dividends paid to a U.S. Holder that is taxable as a corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations and the potential PFIC status of PubCo) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the SPAC Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of SPAC Common Stock treated as held by the U.S. Holder (including any SPAC Common Stock constructively owned by the U.S. Holder as a result of owning SPAC Rights) relative to all of the shares of SPAC Common Stock outstanding both before and after the redemption. The redemption of SPAC Common Stock generally will be treated as a sale or exchange of the SPAC Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in SPAC or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only SPAC Common Stock actually owned by the U.S. Holder, but also shares of SPAC Common Stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include SPAC Common Stock which could be acquired pursuant to the exercise of the SPAC Rights or SPAC Warrants. In order to meet the substantially disproportionate test, (i) the percentage of SPAC’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of the SPAC Common Stock must be less than 80% of the percentage of SPAC’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption, (ii) the U.S. Holder’s percentage ownership (including constructive ownership) of the outstanding SPAC stock (both voting and nonvoting) immediately after the redemption must be less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the U.S. Holder must own (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of stock of SPAC entitled to vote. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of SPAC Common Stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of SPAC Common Stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other SPAC Common Stock. The redemption of the SPAC Common Stock will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in SPAC. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in SPAC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed SPAC Common Stock will be added to the U.S. Holder’s adjusted tax basis in its remaining SPAC Common Stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its SPAC Rights or possibly in other SPAC securities constructively owned by it. Shareholders who hold different blocks of SPAC Common Stock (generally, SPAC Common Stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Material U.S. Federal Income Tax Consequences of Ownership and Disposition of PubCo Ordinary Shares and PubCo Warrants

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of PubCo Ordinary Shares to U.S. Holders who receive such PubCo Ordinary Shares pursuant to the Business Combination.

Distribution on PubCo Ordinary Shares

Subject to the PFIC rules discussed below “— Passive Foreign Investment Company,” the gross amount of any distribution on PubCo Ordinary Shares that is made out of PubCo’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends received deduction that may otherwise be allowed under the Code.

Dividends received by non-corporate U.S. Holders, including individuals, from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the NASDAQ (on which PubCo intends to apply to list the PubCo Ordinary Shares) will be considered readily tradable on an established securities market in the United States. Even if the PubCo Ordinary Shares are listed on NASDAQ, there can be no assurance that the PubCo Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of PubCo’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, PubCo will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “— Passive Foreign Investment Company.”

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by PubCo, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

To the extent that the amount of any distribution made by PubCo on the PubCo Ordinary Shares exceeds PubCo’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s PubCo Ordinary Shares (but not below zero), and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Ordinary Shares.” However, PubCo may not calculate earnings and profits in accordance with U.S. federal income tax principles. In such event, a U.S. Holder should expect to generally treat distributions PubCo makes as dividends.

Sale, Exchange, Redemption or Other Taxable Disposition of PubCo Securities

Subject to the discussion below under “— Exercise of Lapse of a PubCo Warrant” and “— Passive Foreign Investment Company,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of PubCo Securities in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such PubCo Securities. Any gain or loss recognized by a U.S. Holder on a taxable disposition of PubCo Securities will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the PubCo Securities exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of PubCo Securities will generally be treated as U.S. source gain or loss.

Exercise or Lapse of a PubCo Warrant

A U.S. Holder generally will not recognize gain or loss upon the acquisition of a PubCo Ordinary Share on the exercise of a PubCo Warrant for cash. A U.S. Holder’s tax basis in a PubCo Ordinary Share received upon exercise of the PubCo Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the PubCo Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a PubCo Ordinary Share received upon exercise of the PubCo Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrant and will not include the period during which the U.S. Holder held the PubCo Warrant. If a PubCo Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the PubCo Warrant.

The tax consequences of a cashless exercise of a PubCo Warrant are not clear under current tax law. Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in the PubCo Ordinary Shares received would equal the holder’s basis in the PubCo Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, a U.S. Holder’s holding period in the PubCo Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the PubCo Ordinary Shares would include the holding period of the PubCo Warrants exercised therefor.

It is also possible that a cashless exercise of a PubCo Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of PubCo Warrants equal to the number of PubCo Ordinary Shares having a value equal to the aggregate exercise price of the total number of PubCo Warrants to be exercised (the “surrendered warrants”). Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the total exercise price for the total number of warrants to be exercised and (ii) the U.S. Holder’s adjusted basis in the warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the PubCo Ordinary Shares received would equal the U.S. Holder’s tax basis in the PubCo Warrants exercised plus the exercise price of such warrants. A U.S. Holder’s holding period for the PubCo Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the PubCo Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Pubco Warrants.

Passive Foreign Investment Company

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if PubCo or any of its subsidiaries is treated as a PFIC for any taxable year during which the U.S. Holder holds PubCo Securities. A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50% of the average value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for this purpose its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the interest, by value). Pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “start-up year”), if (1) no predecessor of the foreign corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years.

Whether PubCo or any of its subsidiaries is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of PubCo Ordinary Shares and how, and how quickly, PubCo uses liquid assets and cash may influence whether PubCo or any of its subsidiaries is treated as PFIC. Accordingly, PubCo is unable to determine whether PubCo or any of its subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that PubCo or any of its subsidiaries will not be treated as a PFIC for any taxable year. In the event that PubCo meets the PFIC income or asset test for the current taxable year ending December 31, 2023, the start-up exception discussed above may be available, but there can be no guarantee in this regard.

Although a PFIC determination is made annually, if PubCo is treated as a PFIC, such determination will generally apply for subsequent years to a U.S. Holder who held (or was deemed to hold) PubCo Securities during any taxable year (or portion thereof) that it was a PFIC, whether or not PubCo is a PFIC in those subsequent years (unless, solely with respect to the PubCo Ordinary Shares, the holder makes a valid QEF election or mark-to-market election for such holder’s First PFIC Holding Year (defined below)).

The Code provides that, to the extent provided in Treasury regulations, if any person has an option to acquire shares of a PFIC, the shares will be considered as owned by that person for purposes of the PFIC rules. Under proposed Treasury regulations that have a retroactive effective date, an option to acquire shares of a PFIC is generally treated as ownership of those PFIC shares. The remainder of this discussion assumes that the PFIC rules will apply to PubCo Warrants if PubCo were a PFIC. However, U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to PubCo Warrants prior to the finalization of the proposed Treasury regulations in particular.

If PubCo is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and, solely with respect to the PubCo Ordinary Shares, the U.S. Holder did not make a timely and effective “QEF election” for PubCo’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) PubCo Ordinary Shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”) or a “mark-to-market” election, each as described below, then such holder will generally be subject to special rules (the “Default PFIC Regime”) with respect to:

•        any gain recognized by the U.S. Holder on the sale, redemption or other disposition of its PubCo Securities; and

•        any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of PubCo Securities during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such securities).

Under the Default PFIC Regime:

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its PubCo Securities (taking into account the relevant holding period of the SPAC securities exchanged therefor);

•        the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which PubCo is a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest marginal tax rate in effect for that year and applicable to the U.S. Holder; and

•        an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder’s holding period.

In some circumstances, a U.S. shareholder of a PFIC may avoid the Default PFIC Regime with respect to its PFIC stock by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF election”) for such holder’s First PFIC Holding Year. In order to comply with the requirements of a QEF election with respect to PubCo Ordinary Shares, a U.S. Holder must receive certain information from PubCo. PubCo does not intend to make such information available; therefore, it is anticipated that U.S. Holders will not be able to make a QEF election.

In addition, under current law, U.S. Holders that solely own PubCo Warrants are not be able to make a QEF election with respect to their PubCo Warrants. U.S. Holders who own both PubCo Warrants and PubCo Ordinary Shares are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

However, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect to its PubCo Ordinary Shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that PubCo is treated as a PFIC the excess, if any, of the fair market value of its PubCo Ordinary Shares at the end of its taxable year over the adjusted basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its PubCo Ordinary Shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its PubCo Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the PubCo Ordinary Shares in a taxable year in which PubCo is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year. However, under current law, U.S. Holders of PubCo Warrants are not be able to make a mark-to-market election with respect to their PubCo Warrants.

The mark-to-market election is available for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NASDAQ. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to PubCo Ordinary Shares under their particular circumstances.

PubCo is expected to be a holding company which conducts certain of its business activities through a foreign subsidiary. If PubCo is a PFIC and, at any time, its foreign subsidiary is classified as a PFIC, U.S. Holders would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge under the Default PFIC Regime described above if PubCo receives a distribution from, or disposes of all or part of PubCo’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders should consult their own tax advisors concerning the application of the PFIC rules to PubCo Ordinary Shares under their particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of PubCo Securities (including constructive dividends), and the proceeds received on the disposition of PubCo Securities effected within the United States (and, in certain cases, outside the United States), in each case, other than

U.S. Holders that are exempt recipients. Information reporting requirements will also apply to redemptions from U.S. Holders of SPAC Common Stock. Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to PubCo Securities, subject to certain exceptions (including an exception for PubCo Securities held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold PubCo Securities. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of PubCo Securities.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Required Vote

Approval of the Redomestication Proposal requires the affirmative vote of the holders of a majority of the SPAC Common Stock as of the record date represented online or by proxy at the Special Meeting and entitled to vote thereon. Adoption of the Redomestication Proposal is conditioned upon the adoption of the Business Combination Proposal. It is important for you to note that in the event that either of the Business Combination Proposal or the Redomestication Proposal is not approved, then Plutonian will not consummate the Business Combination.

Recommendation of the Plutonian Board

After careful consideration, the Plutonian Board determined that the Redomestication forming part of the Business Combination with Holdco is in the best interests of Plutonian and its stockholders. On the basis of the foregoing, the Plutonian Board has approved and declared advisable the Redomestication and the Business Combination with Holdco and recommends that you vote or give instructions to vote “FOR” adoption of the Redomestication Proposal.

PROPOSAL No. 3
THE MERGER ISSUANCE PROPOSAL

Overview

Assuming the Business Combination Proposal and the Redomestication Proposal are approved, Plutonian’s stockholders are also being asked to approve the issuance pursuant to the Business Combination Agreement of an aggregate of [    ] PubCo Ordinary Shares in connection with the Mergers.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering, involving the sale, issuance or potential issuance by an issuer of ordinary shares (or securities convertible into or exercisable for ordinary shares) at a price that is less than the lesser of the official Nasdaq closing price immediately before signing of the binding agreement and the average official Nasdaq closing price for the five trading days immediately preceding the signing of the binding agreement of the shares if the number of ordinary shares to be issued is or may be equal to 20% or more of the ordinary shares, or 20% or more of the voting power, outstanding before the issuance.

Effect of Proposal on Current Stockholders

If the Merger Issuance Proposal is adopted, an aggregate of 50,000,000 PubCo Ordinary Shares will be issued by PubCo to Holdco. The issuance of such shares would result in significant dilution to the Plutonian’s stockholders and would afford such stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of PubCo.

If the Merger Issuance Proposal is not approved and Plutonian consummates the Business Combination on its current terms, PubCo would be in violation of Nasdaq Listing Rule 5635(a) and (b) and potentially Nasdaq Listing Rule 5635(d), which could result in the delisting of PubCo’s securities from Nasdaq.

It is a condition to the obligations of Plutonian and Holdco to close the Business Combination that the PubCo Ordinary Shares be approved for listing on Nasdaq. As a result, if the Merger Issuance Proposal is not adopted, the Business Combination may not be completed.

Vote Required for Approval

Assuming that a quorum is present at the Special Meeting, the affirmative vote of the majority of the issued and outstanding shares of SPAC Common Stock present by virtual attendance or represented by proxy at the Special Meeting on this Proposal No. 3 is required to approve the Merger Issuance Proposal. An abstention will have the effect of a vote “AGAINST” Proposal No. 3.

This Proposal No. 3 is conditioned on the approval of the Business Combination Proposal and the Redomestication Proposal. If the Business Combination Proposal or the Redomestication Proposal is not approved, Proposal No. 3 will have no effect even if approved by Plutonian’s stockholders. Because stockholder approval of this Proposal 3 is a condition to completion of the Business Combination under the Merger Agreement, if this Proposal 3 is not approved by Plutonian’s stockholders, the Business Combination will not occur unless Plutonian and Holdco waive the applicable closing condition.

Recommendation of the Plutonian Board

The Plutonian Board recommends a vote “FOR” adoption of the Merger Issuance Proposal.

The existence of financial and personal interests of one or more of Plutonian’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of Plutonian and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion.

PROPOSAL No. 4
THE PIPE ISSUANCE PROPOSAL

Overview

Assuming the Business Combination Proposal and the Redomestication Proposal are approved, Plutonian’s stockholders are also being asked to approve the issuance pursuant to the Business Combination Agreement of an aggregate of [            ] PubCo Ordinary Shares in connection with the PIPE Investment.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering, involving the sale, issuance or potential issuance by an issuer of ordinary shares (or securities convertible into or exercisable for ordinary shares) at a price that is less than the lesser of the official Nasdaq closing price immediately before signing of the binding agreement and the average official Nasdaq closing price for the five trading days immediately preceding the signing of the binding agreement of the shares if the number of ordinary shares to be issued is or may be equal to 20% or more of the ordinary shares, or 20% or more of the voting power, outstanding before the issuance.

Effect of Proposal on Current Stockholders

If the PIPE Issuance Proposal is adopted, an aggregate of [            ] PubCo Ordinary Shares will be issued by PubCo to PIPE Investors. The issuance of such shares would result in significant dilution to the Plutonian’s stockholders and would afford such stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of PubCo.

If the PIPE Issuance Proposal is not approved and Plutonian consummates the Business Combination on its current terms, PubCo would be in violation of Nasdaq Listing Rule 5635(a) and (b) and potentially Nasdaq Listing Rule 5635(d), which could result in the delisting of PubCo’s securities from Nasdaq.

It is a condition to the obligations of Plutonian and Holdco to close the Business Combination that the PubCo Ordinary Shares be approved for listing on Nasdaq. As a result, if the PIPE Issuance Proposal is not adopted, the Business Combination may not be completed.

Vote Required for Approval

Assuming that a quorum is present at the Special Meeting, the affirmative vote of the majority of the issued and outstanding shares of SPAC Common Stock present by virtual attendance or represented by proxy at the Special Meeting on this Proposal No. 4 is required to approve the PIPE Issuance Proposal. An abstention will have the effect of a vote “AGAINST” Proposal No. 4.

This Proposal No. 4 is conditioned on the approval of the Business Combination Proposal and the Redomestication Proposal. If the Business Combination Proposal or the Redomestication Proposal is not approved, Proposal No. 4 will have no effect even if approved by Plutonian’s stockholders. Because stockholder approval of this Proposal No. 4 is a condition to completion of the Business Combination under the Merger Agreement, if this Proposal No. 4 is not approved by Plutonian’s stockholders, the Business Combination will not occur unless Plutonian and Holdco waive the applicable closing condition.

Recommendation of the Plutonian Board

The Plutonian Board recommends a vote “FOR” adoption of the PIPE Issuance Proposal.

The existence of financial and personal interests of one or more of Plutonian’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of Plutonian and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 5
THE PUBCO CHARTER PROPOSAL

The PubCo Charter Proposal, if approved, will approve the following material differences between Plutonian’s amended and restated certificate of incorporation and bylaws (the “Existing Charter”) and PubCo’s proposed amended and restated memorandum and articles of association (the “Proposed PubCo Charter”) to be in effect following the Business Combination.

•        The name of the new public entity will be “Big Tree Cloud Holdings Limited” as opposed to “Plutonian Acquisition Corp.”;

•        PubCo has 500,000,000 ordinary shares authorized, as opposed to Plutonian having 15,000,000 authorized shares of common stock;

•        PubCo’s corporate existence is perpetual as opposed to Plutonian’s corporate existence terminating if a business combination is not consummated by Plutonian within a specified period of time; and

•        PubCo’s constitutional documents do not include the various provisions applicable only to special purpose acquisition corporations that Plutonian’s amended and restated certificate of incorporation contains.

In the judgment of Plutonian Board, the PubCo Charter Proposal is desirable for the following reasons:

•        The name of the new public entity is desirable to reflect the Business Combination with Big Tree Cloud and the combined business going forward.

•        The authorized increased share capital is in compliance with the Cayman Islands laws and desirable for PubCo to have adequate authorized capital to facilitate the transactions contemplated by the Business Combination, to provide support for PubCo’s growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions); and

•        the provisions that relate to the operation of Plutonian as a blank check company prior to the consummation of its initial business combination would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

For a detailed comparison of the Existing Charter and the Proposed PubCo Charter, see “Comparison of Shareholders’ Rights.”

A copy of the Proposed PubCo Charter, as will be in effect assuming approval of the PubCo Charter Proposal and upon consummation of the Transactions, is attached to this proxy statement/prospectus as Annex B.

Required Vote

Approval of the PubCo Charter Proposal requires the affirmative vote of the holders of a majority of the SPAC Common Stock as of the record date represented online or by proxy at the Special Meeting and entitled to vote thereon. The approval of the PubCo Charter Proposal is a condition to the adoption of the Redomestication Proposal and vice versa. Accordingly, if the Redomestication Proposal is not approved, the PubCo Charter Proposal will not be presented at the Special Meeting.

Recommendation of Plutonian Board

The Plutonian Board recommends a vote “FOR” adoption of the PubCo Charter Proposal.

PROPOSAL NO. 6
THE ADJOURNMENT PROPOSAL

Purpose of the Adjournment Proposal

The Adjournment Proposal, if adopted, will allow the Plutonian Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to Plutonian’s stockholders in the event that based upon the tabulated vote at the time of the Special Meeting there are insufficient votes for, or otherwise in connection with, the approval of the other Proposal. In no event will the Plutonian Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under its Certificate of Incorporation and Delaware law.

Required Vote

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of SPAC Common Stock as of the record date represented online or by proxy at the Special Meeting and entitled to thereon. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other Proposals.

Recommendation of the Plutonian Board

The Plutonian Board recommends a vote “FOR” adoption of the Adjournment Proposal.

BIG TREE CLOUD’S BUSINESS

Unless the context otherwise requires, all references in this section (i) to “Big Tree Cloud,” “we,” “us” or “our” refer to Holdco and its subsidiaries, and (ii) “China” or “PRC” refer to mainland China.

Mission

Provide quality personal and hygienic care for families in China.

Overview

Big Tree Cloud is a consumer-oriented, mission-driven and technology-empowered company devoted to the development, production and sales of personal care products and other consumer goods. In particular, we focus on the development and production of feminine hygiene products including sterilized feminine pads, menstrual pants and other feminine hygiene products. We are driven to establish a platform devoted to our modern, health-conscious and independent-minded consumers who demand high-quality and well-designed products to satisfy their personal care needs. We incorporated a consumer to manufacturer and merchant model, or C2M, as part of our platform to connect our online and offline operations to create a community for our consumers to provide product feedbacks and requests. For our core feminine care products, consumer feedbacks are of particular importance for our product development and delivery of high-quality products. These channels and resources lead the market movement towards a quality self-care lifestyle in the course of our pursuit to accomplish our mission.

Our operations encompass the entire business cycle including upstream segment for products research and development, midstream segment for production, and downstream segment for marketing and sales. These functionalities position us for continued growth through our trusted brand, diverse product offerings and deep connection with our business partners and consumers. Our connection with our community enables us to understand our consumers’ needs and inspires our product development and promotion, which afford us competitive advantages over the traditional market participants in the industry. As an emerging company with expanding business operations, our product portfolio included more than 50 commercialized products, including nine series of feminine pads. In an effort to broaden our market reach and better serve our consumer base, we continue to develop new products and update our commercialized products. We believe our capabilities and continued efforts allow us to achieve our mission of providing better personal and hygienic care for families in China.

As the self-care and health awareness of consumers in China gradually improves, feminine pad products and other feminine and menstrual hygiene products have become necessity goods for female consumers across a wide age group. Due to the market maturity of the feminine pad segment of the industry, established industry participants are reluctant to devote a significant amount of resources for the development of sterilized feminine pad products to deviate from market norm. However, traditional feminine hygiene products may not meet the health conscious consumers’ demands as these consumers have higher requirements for comfort, fit, sanitation and functionality for feminine pad products. These conscious consumers have become more aware of the availability and benefits of higher quality feminine pads. Therefore, we believe that sterilized feminine pad products have a promising market potential in addressing these demands. Our capabilities allow us to meet consumer demands for quality feminine hygiene products exemplified by our sterilized feminine pad series. At the same time, we leverage our expertise and experience from the development and marketing of feminine hygiene products as strategic brand enhancement to enter into the broader personal and hygienic care products market by expanding our products portfolio. Our current product portfolio mainly covers (i) feminine hygiene products, including sterilized feminine pads and menstrual pants, (ii) body and oral care products, (iii) accessories and (iv) other products primarily consist the distribution of dietary supplements. We believe that our high-quality feminine pad products is an effective consumer acquisition channel and allow us to establish a strong presence in the personal and hygiene care market.

Our business operation covers the full cycle of upstream, midstream and downstream segments of the industry value chain, which enables us to integrate key resources for the development, production and marketing of our products. The upstream segment of our business involves the research and development of high-quality personal care products by our in-house R&D team. Under this segment, we focus on developing advanced products compared to products available in the current market. For example, our research and development efforts currently focus on the development of feminine hygiene products and in particular, sterilized feminine pads, which we believe are generally unfulfilled in the broad market. We successfully adopted new sterilization technology and a compounded absorbent core structure, which improve the sanitation, comfort level and breathability of our feminine pads.

We also developed an anti-leakage design for our feminine pad products that can effectively prevent side leakage to enhance consumer usage experience. In addition, we are in the process of developing antimicrobial menstrual care products, day-care menstrual pants and ultra-thin feminine pads. We continue to improve our existing products and introduce new products based on market feedbacks and consumer needs under our upstream segment.

The midstream segment of our business encompasses the production and sterilization facilities for our feminine hygiene products, which include our Class 100,000 (ISO 8) cleanrooms, automated production lines and ethylene oxide sterilization equipment. The maximum annual production capacity of our production facilities is approximately 600 million pads. Our facilities enable us to materialize our research and development efforts into production and generate solutions to address our consumers’ need for high quality products. Our midstream segment also allows cooperation with third-party merchants to complement our productions. We successfully engaged a number of independent merchants for the production of our body and oral care products and other products. These capabilities afford us a flexible approach, and allow us to diversify our product portfolio and control costs. We maintain a quality control system to ensure our products adhere to strict quality criteria and meet consumer demands for high-quality products.

The downstream segment of our business encompasses an extensive sales and marketing network established from our experience in the course of promoting and distributing our feminine pads. We distribute our products through our flagship stores on major e-commerce platforms including JD.com, Tmall, Douyin and other popular online merchant platforms, local stores and our distributors. Our marketing principle and strategy concentrate on the promotion of our products in tier 2 cities, tier 3 cities and suburban counties in China with high growth potential for quality products rather than focusing on the tier 1 cities with relatively saturated markets. We undertook significant distribution expansion in these targeted regions through establishing long-term partnerships with local merchants to promote our products. The tier system in China is an overall assessment based on a city’s population, economic performance and strategic importance. Beijing, Shanghai, Guangzhou and Shenzhen are recognized as the top four strongest performing metropolitan cities, and are referred to as tier 1 cities. Tier 2 cities generally refers to 45 secondary cities and tier 3 cities generally refers to 71 tertiary cities. Our marketing team actively engage store owners to provide up-to-date knowledge about the advanced features of our products, and are able to maintain our business relation with these owners to carry and promote our products. Our accelerated marketing activities are supplemented by the engagement of regional distributors. As of June 30, 2023, we covered over 11,300 retail stores in more than a hundred cities in China.

In addition, we operate Big Tree Cloud convenience stores to offer Big Tree Cloud branded products, food and beverage and other products at membership prices. To further diversify our operations, we begin to accept partnership for the establishment of Big Tree Cloud convenience stores in early 2023. We adopt a brand licensing system for our Big Tree Cloud convenience stores, under which our partners primarily promote and carry our products on a non-exclusive basis. Our licensees use our storefront designs and trademarks to promote and sell our products, and the licensees are also allowed to sell products by other manufacturers. As of June 30, 2023, we entered into licensing agreements with 89 Big Tree Cloud convenience store licensees to establish our store presence in twenty cities in China along with our self-operated Big Tree Cloud convenience stores.

The promotion of our feminine pads is a key part of our marketing plan. We believe traditional advertising campaigns such as television commercials and print ads are unable to highlight our key features due to their short contents. More importantly, these traditional promotional methods are unable to establish the level of engagement we intend to establish with our consumers. Therefore, our strategic promotional plans often take the course of educational campaigns to publicize and inform the importance of feminine hygiene and our products’ advanced features in achieving these goals. We often invite industry experts in academia and social welfare organizations to participate in these educational events in keeping with the integrity of the educational materials, and these informative sessions may transition the target audience into our loyal consumers. We believe their appreciation for a conscious and healthy lifestyle and comprehension of our products make them enthusiastic ambassadors for our products. We build relationships with these consumers through various events informing them of established hygienic knowledge, promote our products and allow our consumers to make consumption decisions on their own. Our promotional campaigns are supplemented by other strategies such as engaging consumers with creative digital contents and immerses them in our brand values to inspire them to join the Big Tree Cloud community.

We also conduct brand building through hosting informational and social welfare events in collaboration with various prominent social work organizations and media platforms. The “Smiling Cloud” campaign exemplifies our efforts to promote feminine hygiene through social welfare events. Under the “Smiling Cloud” campaign, we host informative sessions and donate feminine pads, stationary and school supplies to girls in less developed rural areas in China, which we believe raises feminine hygiene awareness, reduce the stigma related to menstrual cycle and promote self-care and health-consciousness among teenage girls in rural areas. These events can also increase the engagement of our consumer community and help us establish a strong brand image. In addition, we believe the sales of our personal care products are strengthened by continuing communication and relationship between our retail consumers and our distributors, which can help us conduct market education and enhance consumers’ health awareness and loyalty to our products.

We achieved significant growth since our inception in 2020. For the year ended June 30, 2023, we generated a net revenue of US$6.3 million, which represent a 224.3% increase compared to our net revenue for the year ended June 30, 2022. In particular, revenue from our feminine pad products represented 60.2% of our net revenues for the year ended June 30, 2023. We expect to continue to rely on the sales of our feminine pads to sustain our business operation. At the same time, we aim to accelerate the development of our other products to diversify our product offerings to achieve optimal financial performance.

Our Competitive Strengths

High-Quality and Established Products Portfolio

The development of our product portfolio is the foundation of our business operations. Currently, we primarily focus on the development and marketing of feminine hygiene products with a focus on feminine pads. Our quality and established product portfolio is anchored by our series of sterilized feminine pads commercialized in the Chinese market. Our sterilized feminine pad products use a compounded absorbent core structure to improve our feminine pads’ comfort and breathability. This absorbent core structure is made of high-molecular absorbent resin, which, we believe, is thinner and has better absorbency performance than the traditional fluff pulp core commonly used in traditional products. Most importantly, our feminine pad series are treated under our ethylene oxide sterilization process, which eliminates fungi in feminine pads and elevates the feminine pads’ sanitation level. According to our market intelligence, this process is generally not utilized by the traditional feminine pads on the market manufactured by the established market participants. These features combine to generate a sanitary product series that effectively reduce fungal infection and irritation caused by contact with the feminine pad, which result in healthier treatment and better care of the women during their menstrual cycle. In addition, our anti-leakage design for feminine pad series effectively prevent side leakage and enhance consumer experience, and we have obtained a utility patent for this design.

Below is an illustration of our pad thinness compared to traditional feminine pads that use absorbent core made of fluff pulp.

Big Tree Cloud feminine pads with absorbent core made of high absorption resin	Traditional feminine pads with absorbent core made of fluff pulp

The table below sets forth the requirements of microbiological indicators for sterilized feminine pads and unsterilized feminine pads based on the applicable national standards in the PRC in contrast with microbiological indicators for Big Tree Cloud feminine pads.

	Number of bacterial colonies (based on PRC National Standard GB15979-2002)	Number of fungal colonies (based on PRC National Standard GB15979-2002)
Big Tree Cloud feminine pads (based on the product testing report for Favorita Series issued by Fujian Customs Technology Center)	Less than 4 CFU/g	None detected
Sterilized feminine pads	Maximum permitted 20 CFU/g	None detected
Unsterilized feminine pads	Maximum permitted 200 CFU/g	Maximum permitted 100 CFU/g

As of June 30, 2023, we have introduced nine series of feminine pad products to serve consumers of different age groups and with different preferences for menstrual care. The innovative features of our feminine pad series, and the sterilized treatment of these feminine pads differentiate us from the majority of the products currently available in the market. We also recognize that maintaining our feminine pads’ competitive advantage is important for our long term success. Therefore, we regularly upgrade our commercialized products to improve consumer experience as well as continuing to explore the application of new materials and production techniques to improve the quality, fluffiness and absorption rate of our feminine pads in order to ensure we are at the forefront of the market.

In addition to our core feminine pad products, we also have developed and marketed a diverse of products including body and oral care products, accessories and others. As of June 30, 2023, our product portfolio included more than 50 commercialized products, and our ability to develop and offer a diverse and varying products to our consumer base are the key to our business operation and financial results.

At the same time, we recognize that to achieve our mission of providing comprehensive personal care to our consumers, we need to continue to expand our product portfolio by developing new products with strong commercial appeal. Under our feminine hygiene product line, we are in the process of developing antimicrobial menstrual care products, day-care menstrual pants and ultra-thin feminine pads to create better menstruating experience for our consumers. We are currently in the research and development stage for the antimicrobial menstrual care products, and we expect to complete structural design in September 2024 and begin trial production in October 2024. We have completed the research and development for our day-care menstrual pants and commenced the structural design phase and expect to begin trial production in August 2024. For the ultra-thin feminine pads, we have completed the research and development, structural design, absorbent layer selection and packaging design, and we expect to initiate the trial production in the first quarter of 2024. After initiating trial production, we will further develop these products through independent testing, consumer testing and evaluate the new products’ market potential before introducing them to the market. We believe our high quality and established product portfolio and pipeline lay the foundation for our continuing success and financial performance.

As we continue to strengthen our business operations and financial performance, we hold the quality of our products as our highest priority. We believe maintaining market advantage in a competitive market is a tall task, but our specialized products, exemplified by our series of sterilized feminine pads, differentiate us from the market. We will continue to utilize this business strategy to strengthen and cement our market position as we continue to develop and expand our products portfolio.

Efficient Production and Quality Control Capabilities

Our production capabilities lay the foundation for the manufacturing, distribution and delivery of our products and our financial performance. The efficient production of our products is the key to maintaining our competitive advantage. As of June 30, 2023, we established two production plants with six automated production lines designated for the production of feminine pads. The annual production capacity of our production facilities is approximately 600 million pads. We have two ethylene oxide sterilization facilities with an aggregated sterilization volume of 50 cubic meters. Based on our knowledge of the market, we believe we are one of a few manufactures in China who have the full set of production system for sterilized feminine pads. We adopt a refined production management mechanism to conduct periodical production forecast, inventory management and cost analysis. Moreover, our digitalized production management tools allow us to monitor our procurement, production and delivery in real-time to achieve optimized planning and efficient production. We continue to optimize our facilities, equipment production process for effective and cost-efficient production in anticipation of new product development and increased demands for our products.

We regularly upgrade our techniques and utilization of raw materials to improve our production performance and to increase product profitability. For example, we believe the absorbent loading method adopted by us reduces the frequency of material change in the production of pad core, and thus improving the overall production efficiency. We also adopted a three-dimension embossing technique. We believe this technique reduces the contact area between skin and pad after absorption, and thus reduces processing cost and improve our production efficiency and product performance.

In addition to our in-house production capabilities, we also engage third-party manufacturers to produce certain complementary products such as our body and oral care products and accessories. We have established cooperation with these trusted manufacturers in support of our business operations. We maintain quality control system for both in-house production and outsourced production. For our in-house production, our quality control system encompasses supplier selection, incoming material inspection, in-line inspection, finished product inspection and microbiological testing. We also installed various types of advanced equipment to perform these quality control procedures. For production conducted by our third-party manufacturers, we implemented measures to assess their qualifications and capabilities prior to engaging their services. We also conduct regular review and inspection for the products produced by these third-party manufacturers to ensure that their products meet our quality standards. We design our quality control system to ensure our products adhere to various quality criteria and meet consumer demands for high-quality products.

We believe our production capabilities and quality control system in place meet our current demand for production. Furthermore, our established relationship with our outsourced manufacturers sufficiently supplement any additional demands we need. We will continue to leverage our robust and diversified manufacturing approach to achieve our business operation and financial goals.

Deep Understanding and Connection with our Consumer Community

We maintain a strong consumer base in our targeted regions as result of our deep understanding of our consumers and have established a tightknit consumer community. Since our inception, we have grown our brand and deepened connection with our consumer community through an omni-channel approach. We engage our consumers through multiple channels and touchpoints, including our flagship stores on major e-commerce platforms, our social media presence, convenience stores and our distributor network. We aim to foster a health conscious community with a focus on feminine hygiene. We promote our products and health-orient lifestyle on our social media and various marketing capabilities to differentiate our brand and build consumer connections, and engage influential brand promoters to promote our cause. In particular, we engage consumers with “snackable” digital contents, a reference to easy-to-process informative contents that deliver our idea quickly and effectively, on social media, immerse them in our brand’s values and inspires these consumers to join our community. We launched the “Smiling Cloud” campaign in collaboration with various social welfare organizations and media platforms to undertake social welfare campaigns and market education. Under the “Smiling Cloud” campaign, we donate our sterilized feminine pads to women in rural areas and educated them about the importance of feminine hygiene and health. These efforts increase our brand exposure and market reach to further solidify our connection with our consumer community. As a result, we have fostered a highly engaged consumer community that shares our passion for a health-conscious living, which can further enhance our reputation and expand our consumer base.

In addition, we regularly host education programs and meetings for our consumers to establish a platform for them to communicate with health and medical experts from the industry and academia. The key agenda of these educational programs and meetings focus on providing health and feminine hygiene information to our consumers. We educated our consumers about manifold elements of feminine hygiene and our products’ capabilities in accomplishing these goals due to the sterilized features of our feminine pads. Our guest speakers teach our consumers about the basics of feminine health and the latest developments in technology and product trends to help the consumers to obtain a healthy lifestyle.

Our connection with our consumer community also enables us to understand our consumers’ needs to guide our product development. This beneficial cycle generates a competitive advantage over our traditional peers who maintains a unilateral sales relationships with the common consumers. We have a professional in-house team to conduct research and development, and we also work with external experts and consultants with significant expertise related to the development of feminine hygiene products. In addition to expert contribution to address the technical aspects of product development, the feedback we receive from our large consumer base aid our understanding of consumer preferences to enable the development and diversification of our products and products portfolio. We receive our consumers’ feedbacks through multiple avenues, including through our internal customer service team, distributor network, social media platforms and e-commerce platforms as well as comments we gather at our educational events.

We believe that our ability to nurture and solidify our consumer relationship represents a significant advantage over our traditional peers, who largely rely on traditional mediums to sell their products, maintain minimal interaction with these consumers and unable to establish a bilateral and mutually beneficial relationship. These strong relationships with our consumers guide our product development and allow us to accelerate the development of our new products as well as the constant improvement of our commercialized products. Leveraging our production capabilities, we are able to offer high-quality products that are tailored to our diverse consumer base.

Established Sales and Distribution Network

Our existing distributor network allows us to effectively market and distribute our products to our consumers. Our experienced distributor network lays the foundation for the distribution of our pipeline of products. Our distributor network comprises corporate distributor and individual distributors. As of June 30, 2023, we had one large corporate distributor. Our large corporate distributor has extensive sales channels, and is able to market our products to our target geographic regions with efficiency. In addition, our corporate distributor has the capabilities and resources to conduct large-scale marketing events, which increase our brand exposure and market share.

Our individual distributors are mainly individuals and small enterprises that recognize the quality and value of our products. These individual distributors conduct small-scale marketing events at the local level and often market our products to local stores and supermarkets. These individual distributors are generally more sensitive to local market changes and are able to adjust marketing strategies based on the local communities’ evolving demand, which helps us understand the preference of local consumers, and therefore maintain consumer loyalty. Our collaboration with individual distributors also allow us to avoid sole reliance on corporate distributors. As of June 30, we had over 1,000 individual distributors across China. We believe our distributor network enables us to successfully introduce new products and to enter and serve new markets in a cost effective manner. We devote significant resources and management attention to recruit and retain our distributors. Our distributors have developed extensive distribution networks, which help us reach consumers in different regions and collect feedback from consumers to further improve our products.

For our online sales, we adopt a mixed approach that combines to-business distribution and to-consumer distribution across various e-commerce platforms, which allows us to provide more comprehensive sales options tailored to different consumer groups’ needs. In particular, we use to-business distribution channels to promote our products to corporate consumers for wholesale, and we use consumer distribution channels to reach individual consumers and expand our market coverage.

We believe our current distribution network is capable of marketing and distributing our products effectively to obtain our desired financial results. With the experience garnered through the distribution of our commercialized products, we are well-prepared to leverage our current marketing network for the promotion and distribution of our developing products.

Our Growth Strategies

Continue to Develop New Products to Diversify Our Product Portfolio

Since the establishment of our business operation in 2020, we have accelerated our growth and introduced more than 50 products to build a diverse portfolio of products with the goal of providing comprehensive personal care to our consumers. There are currently three products in our pipeline and we expected to commercialize these products in the near future to expand our business operations and strengthen our financial performance. At the same time, we understand the continued expansion of our product portfolio is the key to our continued success and the acceleration of our growth.

We intend to capitalize on our product development capabilities by continuing to invest in research and development, purchase advanced hardware and software equipment, and develop our proprietary technology. In particular, we initiated a research and development project to develop a new type of absorbent technology, which is expected to be completed by June 2027. Through this project, we expect to design ultra-thin materials with enhanced absorbency performance and optimize our production techniques. These investments are also expected to enhance our ability to convert technological achievements into scalable production to address market demands, which can strengthen our competitive advantage and provide the foundation for our sustainable growth. We will also seek cooperation with third-party research institutions to aid our in-house capability in order to accelerate the growth our product portfolio. We will leverage our active relationship and interaction with our consumer community to obtain insight for product development and the latest market trends and demands. In addition, we strive for continuous improvement for our existing products’ design, performance and market share. We believe our product development and innovation allow us to maintain differentiated product offerings and increase revenue generation.

Improve Our Production Capabilities

While we engage certain trusted third-party manufacturers to complement our production, we maintain our own production facilities for our core products such as our feminine pads. We recognize maintaining our in-house production capabilities is essential to our long term success. Therefore, we plan to further expand the production capacity of our existing plants as well as establish new facilities to meet our fast-growing demand by devoting significant resources in the future. We also expect to continue to improve our production techniques and automation level to reduce costs and increase efficiency. We will also expand cooperation with third-party suppliers to improve our production capabilities and flexibility. In addition, we intend to strengthen our quality control system to support our rapidly growing production scale. Moreover, we seek to improve our fulfillment capabilities, not only through self-owned warehouses, but also through engagement of third-party warehouses, distribution centers and logistics service providers. To integrate our expanding production capabilities with our platform’s capabilities and to improve the efficiency of our order fulfillment, we will continue to enhance the systems supporting our infrastructure, including our supply chain relationship management and warehouse management systems.

Expand Our Product Accessibility to Our Target Consumer Base

We have established a team of 35 sales and marketing personnel as of June 30, 2023 to manage our sales network and engage our consumer base. Our sales and marketing team has gained industry experience through the sales and distribution of our feminine hygiene products engaging distributors, vendors and consumers. The commercial success of our feminine pads largely relied on the devoted work of our sales and marketing team in addition to the reputation of our product quality. All these efforts are devoted to expanding our product accessibility to our target consumer base.

As we diversify our product portfolio, we will continue to execute our omni-channel strategy to expand our distribution channels and increase product accessibility. We expect to deepen our connection with our consumer community to improve our revenue retention capability and obtain valuable market feedback. We plan to further increase our brand awareness and consumer touchpoints through various marketing strategies and campaigns in order to broaden our consumer base and drive future growth. We intend to strengthen our cooperation with major e-commerce platforms and attract more consumers through our flagship stores on these platforms. We also intend to work with major social media and key opinion leaders, or KOLs, to improve our brand awareness and conduct market education. At the same time, we will establish partnerships with more local stores to increase our presence and market share. In addition, we plan to further penetrate our target markets by developing innovative sales and marketing tools and programs to increase distributor productivity and attract new distributors.

Continue to Cultivate and Develop our Team of Industry Experts

Our team of industry experts are our most valuable asset as our quality products and commercial success are made possible by our team members. We believe the experience and expertise of our team in business management, product development and channel expansion are instrumental in our success in executing our mission and achieving growth. We plan to continue to invest in attracting, training and promoting talent to promote our long-term development through cultivating a corporate culture with a strong sense of mission and cohesion. We will continue to strengthen our management team with experienced executives who have successfully managed and oversaw the growth of consumer-oriented businesses across multiple sectors. We also intend to expand our research and development, technology management and product testing teams to support our continuous innovation and upgrade of our products as a mean to improve our competitiveness in the market. Furthermore, we plan to improve our training and development programs to equip our employees with corresponding short-term and long-term skills and improve their technology literacy, problem-solving ability and market understanding. In addition, we expect to adopt a more efficient and inclusive management approach and a compensation system that is adapted to the market to integrate our personnel into each key aspect of our business.

Our Industry

We operate in the personal and hygienic care industry with a focus on feminine hygiene products. The personal and hygienic care industry in China, after 30 years of development, has entered a stable stage. According to the Household Paper Professional Committee of the China Paper Association (the “Household Paper Professional Committee”), the market size for feminine hygiene products increased from RMB56.3 billion to RMB65.0 billion from 2018 to 2022, which represent a CAGR of 3.7%.

According to the Household Paper Professional Committee, the aggregate production volume of feminine pads in 2022 was approximately 98.8 billion pads, which represent an increase of 2.0% over the preceding year. Among the companies that participated in the Household Paper Professional Committee’s study, the production volume of menstrual pants increased by 46.9% in 2022 compared to 2021.

We identify the following factors as the key determinants for the development and advancement of the feminine hygiene market:

•        Consumers’ growing awareness for quality.    In last 30 years, consumer acceptance, utilization and awareness of feminine hygiene products have been growing at a significant pace, especially in the less developed regions of China. During this period, feminine pads and other feminine hygiene products transitioned from being luxury goods to ordinary goods for the female population. As consumer awareness continues to increase, consumers begin to shift their focus to product variation and product quality. Therefore, we believe our devoted efforts to develop and manufacture sterilized feminine pads differentiate us from other industry participants, and that our strategic positioning may allow us to capture this market trend.

•        Product premiumization.    Coinciding with the consumers’ growing demand for quality products, manufacturers’ ability to adjust to this market trend is an important factor for the future development of the industry. As consumers become more educated about the benefits of advancements in feminine pads and feminine hygiene products in general, manufacturers are expected to cater to these market demands by developing premium products. The sterilized feminine pads we manufacture is one example of product premiumization, and we believe our devoted efforts in this segment of the industry enable us to take advantage of the growing industry trend of product premiumization.

•        Diversification of distribution channels.    Ensuring consumer access to feminine hygiene products in today’s technology-based market is an important industry driving factor. In addition to relying on local convenience stores, supermarkets and other retail stores, establishing direct access to consumers on major online retail platforms is an important distribution channel for industry participants. Establishing an online community also allows industry participants to foster a bilateral relationship with their consumers by garnering their feedbacks and preference for feminine hygiene products. Big Tree Cloud has been at the forefront of this market trend in utilizing the resources associated with this strategy.

Our Products

Our omni-channel, C2M business model, coupled with our production capabilities, enables us to launch and scale multiple categories of personal care products, which allows us to offer a broad range of products and address the needs of a large consumer community. We currently focus on the production and sales of feminine hygiene products, including sterilized feminine pads and menstrual pants. Our revenue from the sales of feminine hygiene products represented 23.5% and 60.2% of our net revenues for the years ended June 30, 2022 and 2023, respectively. Based on our understanding of our target consumers’ demand, we selectively introduced additional products, including body and oral care products, accessories and other products to address unmet needs of our core consumer base.

Feminine hygiene products

We are committed to develop high-quality menstrual hygiene product series to promote a lifestyle of self-care, health consciousness and wellness enhancement. We believe our feminine pad products differ from traditional feminine pad products commonly available on the market due to our use of ethylene oxide sterilization process to sterilize our feminine pad products. The sterilization process effectively reduces fungal infection and irritation caused by exposure to germs and bacteria during product. The result of this key step absent from the common manufacturers promotes women’s wellness during the menstrual cycle.

In order to qualify as sterilized-grade feminine pads, the feminine pad products need to satisfy higher requirements on various microbiological indicators. The chart below illustrates the various requirements on microbiological indicators for sterilized feminine pads and unsterilized feminine pads based on applicable national standards in the PRC.

Microbiological Indicators
	Number of bacterial colonies	Coliform bacteria	Pathogenic pyogenic bacteria	Number of fungal colonies
Sterilized feminine pads	≤ 20	None detected	None detected	None detected
Unsterilized feminine pads	≤ 200	None detected	None detected	≤ 100

Our feminine pad products also use a compounded absorbent core structure designed with high-molecular absorbent resin. This core structure can effectively improve the comfort and breathability of our feminine pad products. As of the date of this proxy statement/prospectus, all our feminine pad products are produced in our in-house production and sterilization facilities.

In October 2022, we obtained a utility patent for our novel anti-leakage feminine pads. We added a leak-proof pack near the junction between each wing and the contact surface of the pad. The outer edge of the leak-proof pack is connected to the outer edge of the contact surface of the pad, and the inner edge of the leak-proof pack is connected to a set position on the contact surface. The leak-proof packs are slightly higher than the contact surface of the pad. Compared to the traditional leak-proof edge, our leak-proof pack uses more materials and has a larger leak-proof surface to provide better anti-leakage performance. This design can effectively prevent menstrual blood from leakage, to significantly improve user experience. In addition, the surface of our leak-proof pack is smoother than the traditional leak-proof edge, which improves the comfort level of our feminine pads.

Big Tree Cloud Leak-proof Pack	Traditional Leak-proof Edge

Big Tree Cloud is our flagship brand for feminine hygiene products. We have multiple series of sterilized feminine pad products and menstrual pants products that cater to different consumer profiles and preferences.

•        Gold Series.    The Gold Series is a feminine pad product designed for our high-end consumer group. The pad surface is made of cotton with improved fluid permeability, which increases the comfort level of cotton-surface pads.

Pad Size	180mm	245mm	290mm	360mm	420mm
Package	10 pads/pack	10 pads/pack	8 pads/pack	5 pads/pack	5 pads/pack
Design

•        DSY Air Series.    The DSY Air Series is another feminine pad product designed for our high-end consumer group. The pad surface is made of cotton with an improved fiber structure, which enhances the air permeability of the feminine pads.

Pad Size	180mm	245mm	290mm	360mm	420mm
Package	10 pads/pack	10 pads/pack	8 pads/pack	5 pads/pack	5 pads/pack
Design

•        Aurora Series.    The Aurora Series is a feminine pad product designed for consumers with sensitive skin. The pad surface is made of natural cotton, which contains a relatively high level of cotton fiber to make the general texture more flexible.

Pad Size	180mm	245mm	290mm	360mm	420mm
Package	10 pads/pack	10 pads/pack	8 pads/pack	5 pads/pack	5 pads/pack
Design

•        Classic Series.    The Classic Series is our sterilized feminine pad product featuring strong absorbency performance.

Pad Size	155mm	245mm	290mm	360mm	420mm
Package	20 pads/pack	10 pads/pack	8 pads/pack	5 pads/pack	5 pads/pack
Design

•        Favorita Series.    The Favorita Series uses a spiral pore structure with improved fluid permeability.

Pad Size	155mm	245mm	290mm	360mm	420mm
Package	20 pads/pack	10 pads/pack	8 pads/pack	5 pads/pack	5 pads/pack
Design

•        O2 Series.    The O2 Series uses an air permeable surface to increase breathability of the feminine pads.

Pad Size	180mm	245mm	290mm	360mm	420mm
Package	10 pads/pack	10 pads/pack	8 pads/pack	5 pads/pack	5 pads/pack
Design

•        Cloud Pants.    The Cloud Pants is a series of disposable menstrual pants products that provide all-round leakage protection during heavy period flow. The core structure of Cloud Pants is made of high molecular absorbent, which has a higher absorption rate and able to keep fluids away from the users’ body. Its extra wide coverage helps protect against leaks from front-to-back and side-to-side.

The Yaluota brand is our sub-brand of feminine hygiene products specifically designed for the younger age group. We currently have three product series under the Yaluota brand.

•        Smiling Series.    The Smiling Series is a feminine pad product designed for the younger age group. It uses our proprietary anti-leakage design with improved fluid permeability and breathability.

Pad Size	155mm	245mm	290mm	360mm
Package	20 pads/pack	10 pads/pack	8 pads/pack	5 pads/pack
Design

•        Youth Series.    The Youth Series is feminine pad product designed for the younger age group. It has an ultra-soft pad surface and provides a zero-feel experience for our consumers.

Pad Size	155mm	245mm	290mm	360mm
Package	20 pads/pack	10 pads/pack	8 pads/pack	5 pads/pack
Design

•        Z Series.    The Z Series is a feminine pad product designed for the younger age group. It uses our proprietary anti-leakage design with a diamond-shaped pore structure to improve the absorbency of pad surface. The package of Z Series contains Internet catchwords that are popular among Generation Z and creates a playful feature for our products.

Pad Size	155mm	245mm	290mm	360mm
Package	20 pads/pack	10 pads/pack	8 pads/pack	5 pads/pack
Design

We are developing new series of feminine pad products, including zinc-ion antimicrobial feminine pads and teenager pads for consumers with sensitive skin. In addition to introducing new products, we also regularly upgrade our existing products to improve consumer experience. For example, we are in the process of introducing an ultra-thin variety for our Gold Series. We also continue to explore the application of new materials and production techniques to improve the fluffiness, absorption rate and utilization rate of our feminine pads.

Body and oral care products

We launched our body and oral care product line in 2021. Our body and oral care products combine high-quality formulas with clean and non-irritating ingredients. Our assortment of body and oral care products mainly include shampoo and conditioner, body wash, facial mask and cream, and other personal care products. Leveraging our connection with our consumer community, we selected products to introduce to the market to capture unfulfilled demands and diversify our product portfolio. We developed these products in collaboration with our third-party partner who specialize in the development and production of body and oral care products. Revenues generated from personal care segment were US$1.2 million and US$0.2 million for the years ended June 30, 2022 and 2023, respectively, which represented 61.8% and 2.6% of our net revenues for the same periods.

Accessories

We launched our accessory product line in 2021. Our accessories mainly include jewelries, such as earrings, bracelets and pendants made of gold, agate and other gems. We had launched our first jewelry collection, Lucky Lion Collection, as of June 30, 2023. The jewelry designs are inspired by traditional auspicious symbols and carry both aesthetic value and cultural value. Our jewelries gained popularity among our consumers who maintain strong confidence in our products. Revenues generated from accessories segment were US$0.1 million and US$2.3 million for the years ended June 30, 2022 and 2023, respectively, which represented 5.5% and 36.6% of our net revenues for the period.

Our broad consumer base accumulated from sales of feminine hygiene and personal care products also contributed to the rapid increase in revenue from accessories. The consumers who trust our feminine hygiene products tend to have a stronger recognition of our brands and products as a loyal member of our community, and this appreciation of our brand is a natural extension of the development of our products designed for our target consumers. This strong relationship enables us to deepen connection with our consumers and increase consumer loyalty. Consumers who recognize the quality and value of our accessories often share our products with their family and friends, which is expected to further increase our brand awareness as well expand our consumer base.

Other products

Our other products primarily consist the distribution of dietary supplements, such as glucosamine supplement, ginseng tablets and reishi mushroom spore powder. We distributed these dietary dietary supplement to complement our primary operations, and revenues generated from other products comprise a minimal amount of our total revenue. We ceased the distribution of the dietary supplements as of December 31, 2023 to focus on our primary operations.

Seasonality

Our products are generally not affected by persistent and long term seasonal fluctuations due to the essential nature of our products for female customers, which keeps a relatively consistent demand throughout the year. However, as a result of higher sales volume during a series of shopping festivals across e-commerce platforms, such as “618,” “Double 11” and “Double 12,” we typically records higher transaction volumes and revenue in the second and the fourth calendar quarters of each year. Since we have a limited operating history, the seasonal trends that we have experienced in the past may not be representative of future trends.

Big Tree Cloud Convenience Stores

Our Big Tree Cloud convenience stores were first established in early 2023 and have become a key component of our downstream operations. Big Tree Cloud convenience stores combine our membership system with a convenient shopping experience. We have established two self-operated Big Tree Cloud convenience stores. We also adopted a brand licensing system for our Big Tree Cloud convenience stores. As the licensor, we provide store remodeling services as well as management and operational guidance to support our licensees. Our licensees sell Big Tree Cloud branded products, food and beverage and other products selected by the licensees. Big Tree Cloud convenience stores function as an offline contact point with our consumers. The convenience stores’ presence increases our brand exposure in local communities and contributes to the expansion of our consumer base. We also plan to cooperate with large suppliers and industry-leading brands to offer their products at a lower purchase price to our licensees. As of June 30, 2023, we entered into licensing agreements with 89 Big Tree Cloud convenience store licensees, covering 20 cities in China, including Beijing, Yingkou, Yangzhou and other cities.

The principal terms of the agreement we entered into with the licensees are summarized as follows:

Contractual period:	Two years.
License fee:	RMB5,000
License deposit:

The licensee is required to pay us a license deposit of RMB10,000. The deposit, with no interest accrued, will be returned to the licensee in full upon the expiration of the agreement if there is no breach of the agreement by the licensee.

Promotional fee:

During the contractual period, we agree to pay the licensee a promotional fee from RMB5,000 to RMB15,000 based on the licensee’s operational performance, provided that there is no breach of the agreement by the licensee.

Store design:	We are responsible for the design and decoration of the store front, including paying for the relevant costs, and the licensee is required to decorate the store based on our requirements.

Consumers

We believe that our consumers are modern, health-conscious and independent-minded, and that they seek high-quality, effective and thoughtfully designed products available in the market. Our target consumers cover a wide range of age groups, geographical locations and income level. Approximately 15% of our consumers are from tier 1 cities in China, and the remaining 85% are from other tier 2 cities, tier 3 cities and suburban areas. We expect to further expand our consumer base in terms of geographical locations and age groups as we continue to enhance our brand awareness and expand our distribution channels. Our consumers are digitally inclined and mobile-centric, and hold the quality of the products they use as the highest priority. We also believe our consumers would build trust and connections with brands that offer high-quality products that resonate with their values, and it is Big Tree Cloud’s goal to utilize this principle to achieve optimum operation.

Product development

We adopt a consumer-oriented product development approach. We intend to develop high-quality personal care products that cater to different consumer profiles and needs. We currently focus on the development of feminine hygiene products, and in particular, sterilized feminine pads, which we believe function as a consumer acquisition product for our target consumers to familiarize with our portfolio of high-quality products. We continue to introduce new products and upgrade our existing products under this category based on market feedback that we receive through multiple avenues, including through our internal customer service team, distributor network as well as feedbacks provided by consumers on our social media platforms and e-commerce platforms. Our connection with our consumer community enables us to understand our consumers’ needs to inspire our product innovation and development. In addition to feminine hygiene products, we also strive to develop other high quality products to generate satisfactory user experience.

Our dedicated research and development team works closely with our sales and marketing team to expand and improve our product portfolio. Our research and development team has extensive work experience with the development of personal care products and are educated in biology, chemistry and other consumer product fields. Our research and development team also collaborates with various research institutions and experts in China for product design and innovation. Our in-house laboratory is furnished with equipment and facilities that can perform comprehensive functions, including material quality testing, structure design, performance evaluation and safety evaluation. Leveraging the expertise of our research and development team as well as our professional equipment and facilities, we adopted a compounded absorbent core structure, which improves the comfort and breathability of our personal care products. We also developed an anti-leakage design for our feminine pad products that can effectively prevent side leakage and enhance consumer experience. In addition, we are in the process of developing antimicrobial menstrual care products, day-care menstrual pants and ultra-thin feminine pads.

To further identify consumer needs and market opportunities, we use advanced technology to analyze data of existing and potential consumers across various social platforms, and work closely with our sales and marketing team to conduct frequent surveys and interviews with our target consumers and KOLs. We use these insights to screen market demands and develop product prototypes. Benefiting from our deep consumer insights accumulated through data analysis and surveys, we are able to monitor consumer behaviors and preferences to identify the consumers’ needs and then to rapidly originate, develop and deliver products that address these needs. We believe this approach enables us to adopt and adjust our product development strategy to introduce products that can better match our consumers’ evolving needs for high-quality products.

Manufacturing and Supply Chain

In-house production

We conduct the production, packaging and sterilization of our feminine pad products through our in-house production facilities. As of June 30, 2023, we established two production plants with six automated production lines. The current annual production capacity of our production facilities is approximately 600 million pads. We have two ethylene oxide sterilization facilities with an aggregated sterilization volume of 50 cubic meters, and we are one of the few manufacturers in China who has the full set of production system for sterilized feminine pads.

The primary raw materials and components used for the manufacturing of our feminine pad products include high-molecular absorbent resin, non-woven fabric, dust-free paper and plastic film. We purchase these raw materials from third-party suppliers. The availability of these raw materials remain stable, and the prices at which we purchase from third-party suppliers rarely experience fluctuation due to abundance in market supply and sufficient number of suppliers who provide these materials. We actively work with our suppliers to avoid materials that do not meet our standards.

We regularly upgrade our production techniques and raw materials to improve product performance and cost efficiency. For example, we believe the absorbent loading method we adopted can reduce the frequency of material change in the production of pad core, and therefore improve the overall production efficiency. We also adopted a three-dimension embossing technique to reduce the contact area between the feminine pad and the skin after absorption. The adoption of this technique reduces processing costs and improves our production efficiency and product performance.

We also adopted a refined production management mechanism to conduct periodical production forecast, inventory management and cost analysis. Based on the forecast, our supply chain team would formulate a periodical procurement plan for raw materials and make corresponding purchase orders with our suppliers. After the raw materials are delivered to our production facilities, our supply chain team would perform sampling and testing before accepting these raw materials. Moreover, our digitalized production management tools allow us to monitor our procurement, production and delivery in real-time in order to achieve optimized planning and efficient production.

We maintain a quality control system for our in-house production to ensure the quality and safety of our products. For our in-house production, we established a quality control system according to the requirements of the ISO 9001 quality management system certification, which covers supplier selection, incoming material inspection, in-line inspection, finished product inspection and microbiological testing. We have designated quality control team members to perform inspection and testing procedures at various stages of production. We also installed various types of advanced equipment to perform quality control procedures, such as visual inspection and stain detection system.

Third-party production

In addition to our in-house production capabilities, we also manage a well-functioning supply chain of third-party manufacturers to produce our complementary products. These manufacturers procure raw materials and conduct production based on our mandated specifications, designs and production techniques. All of our outsourced manufacturers are located in China and have established high-quality production standards by serving industry-leading brands. To fulfill our large order volume with short turnover times, many of our outsourced manufacturers have also expanded their manufacturing capabilities with investment in automated production lines, multiple sets of customized tools and expanded storage for raw materials.

We adopt measures to assess the qualifications and capabilities of the third-party manufacturers we engage. We also conduct regular review and inspection for the products produced by these manufacturers to ensure that these products meet our quality standard. We implemented an audit program to ensure these third-party manufacturers are in compliance with the product safety compliance standards enforced by regulatory agencies. We take great care to ensure that our third-party manufacturers share our commitment to quality and ethics. We require these manufacturers to conduct inspection and testing for raw materials according to our raw material acceptance standards. We also require them to adopt strict internal guidelines and conduct regular inspections to ensure the product quality meets our rigorous standards.

Fulfillment and logistics

Our fulfillment team ensures orders are efficiently and accurately processed, packed, shipped and delivered to our consumers, retail locations and distributors. We collaborate with third-party storage companies and utilize their warehouse and geographical coverage to extend our market reach. For logistics, we work closely with major third-party logistics companies, including STO Express and Deppon Express.

Our proprietary warehouse management system enables us to monitor our inventory level and fulfillment status in real-time. Our enterprise resource planning system is connected to the major e-commerce platforms’ internal system we use to allow us to access data needed directly for fulfillment. We continue to improve our fulfillment and logistics system to provide timely delivery of our products to our consumers as part of our efforts to enhance consumer experience.

Sales and Marketing

Our products are marketed primarily through a direct sales force and supplemented by strategic exclusive and non-exclusive distributors and wholesalers. Our marketing efforts rely on our ability to attract consumers to trust our brand and accept our product offerings across a breadth of channels, including our official accounts on social media, our flagship stores on e-commerce platforms and our offline distribution channels.

We recognize that we live in a digital-orient world with a new generation of consumers possessing unique shopping behaviors. Accordingly, we strategically lead with digital outreach to engage our consumer community. We employ emotional and educational brand marketing by “snackable” contents we share through our social media accounts, initiate marketing campaigns and charitable activities, and partner with influencers and social service organizations. In addition, we launched the “Smiling Cloud” campaign in collaboration with our authorized partner to donate feminine pads, stationary and other school supplies to girls in less developed rural areas in China. We plan to donate a total amount of one million packs of feminine pads to 20,000 girls through this campaign. We believe this campaign can help remove the stigma associated with menstrual cycle and promote self-care and health-consciousness among girls in rural areas to raise awareness among our consumer community and increase our brand exposure.

For our online sales, we adopted a mixed approach that combines to-business distribution and to-consumer distribution across various e-commerce platforms, which enables us to provide more comprehensive services tailored to different consumer groups’ needs. In particular, we use to-business distribution channels to promote our products to corporate consumers for bulk sales, and we use consumer distribution channels to reach individual consumers and expand our market coverage.

KOLs also have a significant impact on the purchasing behaviors of the new generation of consumers in China. Typically, KOLs maintain social media presence on platforms such as Douyin and RED, and have millions of followers who view, comment, like and share their lifestyle posts. As part of our marketing strategy, we work closely with KOLs to tailor their contents for each social media platform to promote our products. We typically enter into commercial arrangements with KOLs, the terms of which are determined on a project-by-project basis. Under these arrangements, KOLs may earn a fixed fee, a commission based on the value of products they successfully promote, or a combination of both.

In addition to our in-house sales and marketing efforts, we also maintain a distributor network to reach more consumers across China. Our distributor network comprises corporate distributor and individual distributors. As of June 30, 2023, we had one large corporate distributor. Our large corporate distributor has extensive sales channels and is able to promote our products to various geographic regions within a short period of time and at a relatively low cost. In addition, the corporate distributor has the capabilities and resources to conduct large-scale marketing events, which help increase our brand exposure and market share.

The principal terms of the agreement we entered into with this corporate distributor are summarized as follows:

Contractual period:	Three years.
Products:	Feminine pad products.
Prepayment and deposit:

The distributor is required to pay us a total of RMB52,800,000, comprising an upfront payment of RMB50,000,000 as a prepayment for products and a deposit of RMB2,800,000. Each time the distributor purchases products from us, the corresponding amount shall be deducted from the upfront payment until it is fully utilized. The deposit, with no interest accrued, will be returned to the distributor upon the expiration of the agreement.

Milestone:

The distributor is entitled to a fee based on the annual procurement amount with us, ranging from 15% to 20% depending on different thresholds of the aggregate annual procurement amount that the distributor may reach.

Exclusivity:

If the distributor’s market share for feminine pad products in a specific channel or market reaches 0.1%, it can apply to become the exclusive distributor for that certain channel or market, and we shall not unreasonably withhold our consent.

Our individual distributors mainly consist of individuals and small enterprises that recognize the quality and value of our products. These individual distributors conduct small-scale marketing events at the local level and often introduce our products to local stores and supermarkets. These individual distributors are generally more sensitive to local market changes and are able to adjust their marketing strategies based on local communities’ evolving demands. These activities help us understand the preference of local consumers and maintain consumer loyalty. Our collaboration with individual distributors also allow us to avoid reliance on corporate distributors. As of June 30, 2023, we had over 1,000 individual distributors across China.

Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets and patents, as well as contractual provisions and restrictions on access to our proprietary technology. Our principal trademark assets include the trademarks “Big Tree Cloud” and “Yaluota.” We also use trademarks that are currently owned by certain related parties of our company, and we are in the process of applying for the transfer of these trademarks to our company to further protect our brand names. As of June 30, 2023, we had one design patent and one utility patent registered with the PRC State Intellectual Property Office.

We further protect our intellectual property, such as unpatented proprietary expertise and production formulation, innovation and other know-how through confidentiality agreements which we include in our employment contracts and in our agreements with third-party manufacturers and business partners to whom our formulae, designs or business information may be made available. We also regularly monitor the market for infringement of our intellectual properties and will vigorously pursue and defend our rights against third parties whom we believe have infringed upon our intellectual property rights. So far, we have not experienced any material difficulties in protecting against the infringement of our intellectual property rights.

We have not had any material action brought against us by any third parties claiming that we have infringed any of their intellectual property rights. However, from time to time we may be involved in disputes relating to intellectual property rights belonging to or asserted by third parties.

Competition

The markets in which we operate are highly competitive and rapidly evolving, with many new brands and product offerings emerging in the marketplace. We compete with both established multinational and domestic brands, as well as small targeted niche brands that continue to enter the Chinese and global personal care markets. We believe that we compete primarily on the basis of perceived value, including product quality, product efficacy, consumer experience, promotional activities, marketing campaigns, new product introductions, package design, e-commerce initiatives, direct sales, supply chain management and other activities. In response to these competition factors, we continue to devote resources to product development and intellectual property protection. We also strive to refine our production management to reduce costs and increase production capacity while ensuring the delivery of products with consistent quality. Our marketing campaigns are expected to further increase our brand exposure as well as market share. However, it is difficult for us to predict the timing, scale and effectiveness of our competitors’ actions in these areas or the timing and impact of new entrants into the marketplace. For additional risks associated with our competitive position, see “Risk Factors — Risk Relating to Our Business and Industry — The personal care industry is highly competitive. If we are unable to compete effectively, we may fail to gain or lose our market share and our business, results of operations and financial condition may be materially and adversely affected.”

Facilities

Our principal office is located on a premise comprising 898.73 square meters in Shenzhen, China, which also serves the functions of sales and marketing, customer service and other administrative activities. This office is our self-owned property.

We established two production plants in Dongguan, China on leased premises comprising approximately 5,700 square meters, which mainly serves the production function for our feminine pad products. We also lease two warehouses located in Dongguan comprising 2,400 square meters.

We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities to accommodate our future expansion plans.

Employees

As of June 30, 2023, we had 82 full-time employees, all of whom are based in China, primarily at our headquarters in Shenzhen, China.

The following table sets forth the number of its employees by function as of June 30, 2023.

Function:
R&D and Product Development	5
Sales and Marketing	35
Manufacturing	17
Information Technology	2
Administration and Finance	14
Management	9
Total	82

As required under PRC regulations, we participate in various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, work-related injury, and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of its employees. However, we cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make full social insurance payments and contribute to the housing provident funds. See “Risk Factors — Risks Related to Doing Business in China — Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.”

Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We enter into standard confidentiality and employment agreements with our key employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

Insurance

We maintain a range of insurance coverage in relation to our business that is customary for our industry, including, without limitation, property damage and carriage of goods insurance. We have not made any material claims on any insurance policy maintained by us as of the date of this prospectus.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Management’s Discussion and Analysis of Financial Condition and Results of Operations OF BIG TREE CLOUD

You should read the following discussion and analysis of Big Tree Cloud’s financial condition and results of operations in conjunction with the section entitled “Selected Combined and Consolidated Financial Data”, Big Tree Cloud’s combined and consolidated financial statements, and the related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Big Tree Cloud’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus.

Overview

Big Tree Cloud is a consumer-oriented, mission-driven and technology-empowered company devoted to the development, production and sales of personal care products and other consumer goods. In particular, we are focused on the development and production of feminine pad and other feminine hygiene products. We have achieved significant growth since our inception in 2020 through our integrated platform which incorporates functionalities for the entire business cycle including upstream segment for products research and development, midstream segment for production and downstream segment for marketing and sales. Through this platform, we focus on high-quality product development, deep customer engagement and efficient sales and marketing.

We generate substantially all of our net revenues from the sale of our products. Our omni-channel, consumer to manufacturing, or C2M, business model, coupled with our production capabilities, enables us to launch and scale multiple categories of personal care products, which allows us to offer a broad range of products and address the needs of a large consumer community. In particular, we focus on the production and sales of feminine hygiene products, including sterilized feminine pads and menstrual pants. Our revenue from the sales of sterilized feminine hygiene products represented 23.5% and 60.02% of our revenues for the years ended June 30, 2022 and 2023, respectively. Based on our understanding of our target consumers’ demand, we selectively introduced additional products, including earrings, bracelets and pendants under our accessories line of products to address our consumer’s multifaceted demands.

We have experienced substantial growth since our inception. For the year ended June 30, 2023, our total revenue increased significantly to US$6.3 million compared to our revenue for the same period in 2022. In particular, our revenue from feminine hygiene products increased significantly from US$0.5 million for the year ended June 30, 2022 to US$3.8 million for the year ended June 30, 2023. We continue to rely on the sales of our feminine hygiene products to sustain our business operation. At the same time, we aim to accelerate the development of our other products to diversify our product offerings to achieve optimal financial performance.

Key Factors Affecting Our Results of Operations

Our results of operations are affected by the following company-specific factors.

Our ability to expand portfolios of product offerings.

Our results of operations depend on our ability to provide a broad range of products to meet the varying demands of our diverse consumer base for feminine hygiene products and personal care products, and thus enhance their appreciation and loyalty to our brand. In order to achieve this goal, we continue to expand the range of products we offer to our consumers, including a manifold of feminine hygiene products and personal care products.

While we have earned our consumer’s trust in our products, we strive to strengthen this relationship by continuing to advance our existing products and develop new feminine hygiene products, as well as develop high-quality personal care products that cater to different consumer profiles and needs. We currently have seven series of feminine hygiene products under our flagship Big Tree Cloud brand all of which feature our sterilization process catering to the female population in different age groups and for variety of comfort and needs. While we maintain a relatively mature portfolio of feminine pad products, we will continue to develop new feminine pad series to increase our product offerings and expand our customer base. In addition, we also develop other personal care products such as body and oral care products, and other personal care products leveraging our established relationship with our consumers. We believe having a broad and diverse product portfolio maintains and broadens our relationship with our loyal consumers, and thus allows us to improve our results of operation and financial performance.

Our ability to grow our brand.

Our brand is integral to the growth of our business and essential to our ability to engage and stay connected with our consumer base. We believe our brand and the reputation it carries distinguish us from our competitors. Therefore, our ability to maintain and enhance our brand reputation is essential to our financial performance. Our brand value also affords us the ability to attract new consumers, and to promote our company value, commitment to quality product and care for feminine hygiene and personal wellness.

Since our inception, we built and promoted our brand to our key demographic and customer base, and deepened connection with our consumer community through an omni-channel approach. We engage our consumers through multiple channels and touchpoints, including our flagship stores on major e-commerce platforms, our social media presence, commitment to educational and philanthropic activities, our convenience stores and our distributor network. Through these diverse channels, our brand and value effectively reach our loyal customer, and directly contribute to our growth. We believe that as our brand continues to grow, it will strengthen our ability to create and capture value across the personal care industry and the feminine hygiene industry in particular, to increase our competitive advantages among industry participants. We believe that our mission, quality of products and the value we promote have helped us build our brand into a household name, and as a result, established a large and highly engaged consumer base. We believe the strength of our brand enables us to continue to grow in the industry in China and seek opportunity in the global market to achieve optimal financial results.

Our ability to retain and grow our consumer base

Our long-term success also depends on our ability to retain our existing consumers and attract new consumers to our community, which we hold to the highest regard. Since our inception, we have been steadfast in terms of reaching our key demographic in second and third tiers cities due to these consumers’ relative lack of access to quality products and product variety. We have been successful in achieving this goal. At the same time, we recognize that our financial growth relies on our ability to expand our consumer base coverage and in turn, expand the reach of our products. We design our products to satisfy the needs and preferences of consumers for different age groups and preferences. We strive to enhance customer experience and brand recognition by delivering high-quality products with advanced designs and technologies to our consumers. Enhanced consumer satisfaction can drive word-of-mouth referrals and strengthen our brand reputation, which is expected to increase our sales and expand our consumer base.

At the same time, our large consumer base and tightknit consumer community have helped us gain insights into the needs and preferences of our existing and prospective consumers. We believe the innovative features of our feminine pad series that differentiate us from the majority of the products currently marketed are effected with the contribution from our loyal and involved consumer base. With meaningful inputs from our consumer, we regularly upgrade our existing products to improve consumer experience by heeding to their suggestions after our consumers gain familiarity with our products. Our consumers’ input is also a source of inspiration for our new product development. We continue to explore the application of new materials and production techniques to improve our products’ quality and efficacy. Accordingly, we are able to design more quality and demanding products to serve consumers of different age groups and with different preferences for menstrual and personal care, and to ensure we are at the forefront of the market. This positive cycle with our consumers establishes a mutually beneficial relationship to ensure the improvement of our products and the expansion of our consumer base. And we believe this fundamental element lays the blueprint for the long term growth of our customer and their continued involvement will contribute to our long term financial performance.

Our ability to effectively manage our costs and expenses.

Our results of operations are affected by our ability to control our operating costs and expenses and the continued optimization of our supply chain and warehouse management. For the years ending in June 30, 2022 and 2023, our operating expenses were US$3.0 million and US$3.0 million, respectively. We operate our own production facilities for our core products such as our feminine hygiene products, and we have developed an efficient supply chain involving manufacturing, warehousing and logistics. We leverage our technological and data resources to manage supplier partners, third-party manufacturing partners, logistics partners and other service partners, and adjust our partners’ operations to maintain optimal inventory levels as well as ensure smooth product launches. We cooperate with leading manufacturers and logistics companies with strong capabilities, enabling us to shorten the fulfilment process. We expect the absolute amount of operating expenses to continue increasing as our business operations continue to grow, but we plan to continue to leverage our proprietary supply chain and warehouse management system to manage our operating costs and expenses and maintain attractive net profit margins. To accomplish this goal, we also further diversified our distribution channels to include offline convenience stores in 2023 and plan to continue the expansion of our Big Tree Cloud convenience store network in China. As of June 30, 2023, we entered into licensing agreements with 89 Big Tree Cloud convenience store licensees to establish our store presence in 20 cities in China along with our self-operated Big Tree Cloud convenience stores.

Key Components of Results of Operations

Net revenues

We generate our revenues from sales of our products which include feminine hygiene products, skincare products, accessories and other products. The following table breaks down our net revenue by product type and as percentages of our net revenues for the periods presented:

	For the Years Ended June 30,
	2023		2022
	US$	%	US$	%
Net revenues
Sales of products (by products)	6,283,429	99.8	1,940,378	100.0
Feminine hygiene products	3,787,120	60.2	455,215	23.5
Body and oral care products	165,070	2.6	1,198,589	61.8
Accessories	2,304,147	36.6	106,119	5.5
Others	27,092	0.4	180,455	9.2
Franchise Fees	9,911	0.2	—	—
Total	6,293,340	100.0	1,940,378	100.0

Sales of product.    We generate our revenues primarily from sales of our products including feminine hygiene products, body and oral care products, accessories and other consumer goods. Our feminine hygiene products comprise multiple series of sterilized feminine pad products and menstrual pants products that cater to different consumer profiles and preferences. Our body and oral care products include shampoo and conditioner, body wash, facial mask and cream, and other personal care products. Our accessories include earrings, bracelets, pendants and other jewelry accessories. We expect that net revenues generated from sales of our feminine hygiene products will continue to account for a majority of our total net revenues in the foreseeable future.

Franchise fees.    We generate revenue from our customers and third-party commercial stores by authorizing them to use our logo, trademark and brand name.

Cost of revenues

Our cost of revenues includes the cost of purchase of goods for the manufacture of our products and rents and other costs related to our business operation. The following table breaks down our cost of revenues by amounts and percentages of our net revenues for the periods presented:

	For the Years Ended June 30,
	2023		2022
	US$	%	US$	%
Cost of revenues
Costs of products (by products)	2,577,198	40.9	821,427	42.3
Feminine hygiene products	1,878,378	29.8	274,305	14.1
Body and oral care products	23,422	0.4	420,691	21.7
Accessories	647,032	10.3	74,187	3.8
Others	28,366	0.4	52,244	2.7
Rents and other costs	86,726	1.4	24,828	1.3
Total cost of revenues	2,663,924	42.3	846,255	43.6

Operating expenses

The following table sets forth our operating expenses and as percentages of our net revenues for the periods presented:

	For the Years Ended June 30,
	2023		2022
	US$	%	US$	%
Operating expenses
Selling expenses	758,593	12.1	665,763	34.3
General and administrative expenses	2,199,987	35.0	2,366,445	122.0
Total	2,958,580	47.0	3,032,208	156.3

Selling expenses.    Our selling expenses primarily consist of (i) advertising costs and market promotion expenses, and (ii) delivery costs charged by logistic companies. We expect our selling expenses to increase as we increase our sales, introduce new products, and expand marketing efforts for our products.

General and administrative expenses.    Our general and administrative expenses primarily consist of (i) staff cost; (ii) rental and depreciation related to general and administrative personnel, (iii) professional service fees; and (iv) other corporate expenses. We expect our general and administrative expenses to increase in the future as we incur additional expenses related to the anticipated growth of our business and our operations as a public company after the completion of the Business Combination.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary in Hong Kong, Hongkong Ploutos International Holdings Limited, is subject to an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000 and 8.25% for assessable profits below HKD2,000,000. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2022 and 2023.

Mainland China

Under the PRC Enterprise Income Tax Law (the EIT Law) effective from January 1, 2008, which was most recently amended on December 29, 2018, as well as its implementation rules effective from January 1, 2008 and amended on April 23, 2019, our mainland China subsidiaries are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.

Pursuant to the relevant regulations applicable to small and micro businesses, in 2022 and 2023, several of our mainland China subsidiaries enjoyed a preferential tax rate of 20% with a discount to taxable income. For taxable income less than RMB1 million, and for taxable income over RMB1 million but less than RMB3 million, 75% of the taxable income could be exempted in tax computation. In order to qualify as a small and micro business, an entity needs to engage in industries not restricted or prohibited by the state, and it needs to simultaneously meet the following three conditions: (i) the annual taxable income does not exceed RMB3 million, (ii) the number of employees does not exceed 300, and (iii) the total assets do not exceed RMB50 million. Under the EIT Law, a withholding tax of 10% is also imposed on dividends declared and paid to non-PRC resident in respect of profits earned by our mainland China subsidiaries from January 1, 2008 onwards.

Pursuant to the EIT Law and its implementation rules, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a mainland China resident enterprise for purposes of income tax in mainland China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as percentages of our net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended June 30,
	2023		2022
	US$	%	US$	%
Net revenues	6,293,340	100.0	1,940,378	100.0
Cost of revenues	(2,663,924)	(42.3)	(846,255)	(43.6)
Gross profit	3,629,416	57.7	1,094,123	56.4
Operating expenses:
Selling expenses	(758,593)	(12.1)	(665,763)	(34.3)
General and administrative expenses	(2,199,987)	(35.0)	(2,366,445)	(122.0)
Total Operating expenses	(2,958,580)	(47.0)	(3,032,208)	(156.3)
Operating profit/(loss)	670,836	10.7	(1,938,085)	(99.9)
Other expenses, net
Financial expenses	(10,615)	(0.2)	(1,785)	(0.1)
Financial income	9,287	0.1	4,531	0.2
Loss on deregistration of subsidiaries	(347,423)	(5.5)	(77,407)	(4.0)
Other expenses, net	(13,754)	(0.2)	(10,090)	(0.5)
Total other expenses, net	(362,505)	(5.8)	(84,751)	(4.4)
Profit/(Loss) before income tax provision	308,331	4.9	(2,022,836)	(104.2)
Income tax benefit/(expense)	(28,766)	(0.5)	130,255	6.7
Net income/(loss)	279,565	4.4	(1,892,581)	(97.5)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(144,906)	(2.3)	126,662	6.5
Total comprehensive profit/(loss)	134,659	2.1	(1,765,919)	(91.0)

The Year Ended June 30, 2022 Compared to the Year Ended June 30, 2023

Net Revenue

Our net revenue, which mainly consisted of revenue from sales of feminine hygiene products, body and oral care products, accessories and others, increased significantly by US$4.3 million, or 224.34%, from US$2.0 million for the year ended June 30, 2022 to US$6.3 million for the year ended June 30, 2023. Our revenue from the sales of feminine hygiene products increased significantly from US$0.5 million for the year ended June 30, 2022 to US$3.8 million for the year ended June 30, 2023, primarily attributed to the increase of sales volume: i) as our own factory began production in 2023, we were able to introduce our new feminine hygiene brands with various models of products, in order to meet expectations from a wider range of customers and ii) with our increased marketing efforts which extended our market reach into new regions and cities, we managed to establish brand loyalty among existing customers. In addition, the average selling price of new feminine hygiene brands introduced in 2023 increases approximately 30% compared to the average selling price of existing feminine hygiene brands. Our revenue from body and oral care products decreased significantly from US$1.2 million for the year ended June 30, 2022 to US$0.2 million for the year ended June 30, 2023, primarily attributed to the adjustment of our business strategies to focus on the promotion and sales of our feminine hygiene products. As a result, sales volume of body and oral care products decreased significantly in 2023. Our revenue from accessories increased significantly from US$0.1 million for the year ended June 30, 2022 to US$2.3 million for the year ended June 30, 2023, primarily attributed to our increased efforts to promote and market our accessory products including bracelets, earrings and pendants.

Cost of revenues

Our cost of revenues increased significantly by US$1.8 million, or 214.79%, from US$0.8 million for the year ended June 30, 2022 to US$2.7 million for the year ended June 30, 2023, mainly due to the increase of product costs, which is aligned with the increase of revenues.

Gross profit (loss) and gross margin

As a result of the foregoing, our gross profit increased significantly from US$1.1 million for the year ended June 30, 2022 to US$3.6 million for the year ended June 30, 2023. Our gross margins were 56.4% for the year ended June 30, 2022 and 57.7% for the year ended June 30, 2023.

Operating expenses

Our selling expenses increased by 14.3% from US$0.7 million for the year ended June 30, 2022 to US$0.8 million for the year ended June 30, 2023, primarily attributed to the increase in advertising and promotion expenses as we expanded our distribution channels nationwide.

Our general and administrative expenses decreased by 8.3% from US$2.4 million for the year ended June 30, 2022 to US$2.2 million for the year ended June 30, 2023, primarily attributed to the decrease of rental expenses from US$0.5 million for the year ended June 30, 2022 to US$0.2 million for the year ended June 30, 2023 as we bought the office space in December 2022.

Operating profit/(loss)

As a result of the foregoing, we generated an operating loss of US$1.9 million for the year ended June 30, 2022 and an operating profit of US$0.7 million for the year ended June 30, 2023.

Other expenses, net

Our financial expenses increased from US$1,785 for the year ended June 30, 2022 to US$10,615 for the year ended June 30, 2023, primarily attributed to the increase of bank charges.

Our financial income increased from US$4,531 for the year ended June 30, 2022 to US$9,287 for the year ended June 30, 2023, primarily attributed to the increase of interest income along with the increase of cash balances.

Loss on deregistration of subsidiaries increased from US$77,407 for the year ended June 30, 2022 to US$0.3 million for the year ended June 30, 2023, as we deregistered one inactive subsidiary during the year ended June 30, 2022 and two inactive subsidiaries during the year ended June 30, 2023 to achieve operating efficiency.

Income tax benefit

We recorded income tax benefit of US$0.1 million for the year ended June 30, 2022 and income tax expense of US$0.3 million for the year ended June 30, 2023, primarily attributed to our growth in profits.

Net income/(loss)

As a result of the foregoing, we generated a net loss of US$1.9 million for the year ended June 30, 2022 and a net income of US$0.3 million for the year ended June 30, 2023.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended June 30,
	2023	2022
	US$	US$
Selected Consolidated Cash Flows Data:
Net cash provided by (used in) operating activities	8,808,681	(1,908,850)
Net cash used in investing activities	(4,624,237)	(24,218)
Net cash provided by (used in) financing activities	(1,212,078)	925,213
Effect of foreign currency translation	(144,906)	126,662
Net increase/(decrease) in cash and cash equivalents	2,827,460	(881,193)
Cash and cash equivalents at the beginning of the year	363,535	1,244,728
Cash and cash equivalents at the end of the year	3,190,995	363,535

Our principal source of liquidity has been cash generated by our operating activities and the sales of our products. As of June 30, 2022 and 2023, our cash and cash equivalents were US$0.4 million and US$3.2 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and our demand deposits with financial institutions.

We believe that our current cash and cash equivalents and expected cash provided by this offering will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

As of June 30, 2023, substantially all of our cash and cash equivalents were held in mainland China and denominated in Renminbi. As of June 30, 2023, substantially all of our short-term investments were held in mainland China and denominated in Renminbi. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”

In utilizing the trust account proceeds we expect to receive from this Business Combination and any proceeds in our follow-on offerings after becoming a listed company, we may make additional capital contributions to our mainland China subsidiaries, establish new mainland China subsidiaries and make capital contributions to these new mainland China subsidiaries, make loans to our mainland China subsidiaries, or acquire offshore entities with operations in mainland China in offshore transactions. However, most of these uses are subject to mainland China regulations. See “Risk Factors — Risks Related to Doing Business in China — Regulations in mainland China of loans to and direct investment in PRC domestic companies by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Substantially all of our revenues have been, and we expect will likely to continue to be, denominated in Renminbi. Under existing mainland China foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The mainland China government may restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Operating activities

Net cash provided by operating activities for the year ended June 30, 2023 was US$8.8 million. The difference between the net income of US$0.3 million, adjusted for depreciation and amortization expenses of US$0.7 million and operating cash flow was primarily due to (i) an increase in contract liabilities of US$8.1 million attributed to the increase of advances received from a customer for achieving at least RMB50,000,000 (approximately US$6.9 million) for the next three years of product sales and (ii) an increase in accounts payables of US$0.7 million attributed to the increase of product procurement in the second quarter of 2023 compared to the second quarter of 2022, and partially offset by a decrease in advance to suppliers of US$0.5 million attributed to obtaining more bargaining power in negotiating the payment terms with suppliers without paying in advance.

Net cash used in operating activities for the year ended June 30, 2022 was US$1.9 million. The difference between the net loss of US$1.9 million and operating cash flow was primarily due to (i) an increase in inventories of US$0.2 million due to higher inventory turnover, and partially offset by a decrease in accounts receivables of US$0.2 million attributed to timely collection of receivables within one month.

Investing activities

Net cash used in investing activities for the years ended June 30, 2022 and 2023 were US$24,218 and US$4.6 million, respectively, which were due to the increase of purchases of US$4.6 million for office space for headquarter operations.

Financing activities

Net cash used in financing activities for the year ended June 30, 2023 was US$1.2 million, which was primarily attributed to repayment of loans to related parties of US$0.9 million and payments of listing fess of US$0.8 million. Net cash provided by financing activities for the year ended June 30, 2022 was US$0.9 million, which was primarily attributed to loans received from related parties of US$1.0 million.

Material Cash Requirements

Our material cash requirements as of June 30, 2023 and any subsequent period primarily include our capital expenditures and contract obligations.

Capital Expenditures

We incurred capital expenditures of US$0.02 million and US$4.6 million for the years ended June 30, 2022 and 2023, respectively. Capital expenditures primarily represent capital payment for purposes of property acquisitions as well as leasehold improvements. We expect to continue to incur similar capital expenditure in the future as we grow our business. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2023:

	Payment due by Period
	Total	Less Than 1 year	1 – 2 Years	2 – 3 Years	3 – 5 Years	Over 5 Years
	(US$)
Operating lease commitments	40,817	8,283	8,767	9,112	9,643	5,012

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2023.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Holding Company Structure

Pubco will become our holding company upon the completion of the Business Combination. Pubco has no material operations of its own. We conduct a substantial majority of our operations through our operating subsidiaries in China. As a result, after the completion of the Business Combination, Pubco’s ability to pay dividends depends largely upon dividends paid by our subsidiaries including our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries are permitted to pay dividends to us only out of their accumulated after-tax profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the surplus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in mainland China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2021 and 2022 were increases of 0.9% and 2.0%. Although we have not been materially affected by inflation in mainland China in the past, we may be affected if mainland China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in Renminbi for the years ended June 30, 2022 and 2023. We do not believe that we have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in international political and economic development and by the central government’s policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The Renminbi depreciated approximately by 5% against the U.S. dollar in 2018, and further depreciated by 4% against the U.S. dollar in 2019. Since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the SDR, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

We have not been exposed to material risks due to changes in market interest rates, nor have we used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

We may invest in interest-earning instruments, and investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Critical Accounting Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions. We continually evaluate these estimates and assumptions based on the currently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

We consider our critical accounting estimates include (i) revenue recognition; (ii) inventories; and (iii) valuation allowance of deferred tax assets.

Revenue recognition

We recognize revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration the we expect to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and business tax and Value Added Tax (“VAT”). Consistent with the criteria of this standard, we follows five steps for our revenue recognition: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Our revenues are primarily derived from (i) product sales and (ii) franchise fees from commercial stores.

Revenue from product sales

Our revenue from product sales are primarily derived from (i) sales of our products to third party platform distributor customers and wholesale customers; (ii) e-commerce sales to retail customers through our online stores on third party e-commerce platforms; and (iii) sales to retail customers through our self-operated offline stores. We recognize revenue from product sales at the point in time control of the products is transferred, and in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. For sales through offline channels, revenues are recognized when we satisfy a performance obligation by transferring promised goods to places designated by customers. For sales through online platforms, revenues are recognized when (i) customers manually confirm their receipt of the products or (ii) seven days after delivery, whichever is earlier.

We record revenues net of return allowances, sales incentives, value-added taxes and related surcharges. For sales through offline channels, our sales terms do not provide a right of return beyond a standard quality policy. For sales through online channels, we offer an unconditional right of return for a period of seven days upon receipt of products. We estimate sales return on historical results. For years ended June 30, 2023 and 2022, our amount of sales return was insignificant. We may also provide sales incentives in the forms of discounts to customers. Our revenue are allocated based on the relative standalone selling prices for respective products and recognized on a net basis after such sales incentives.

Revenue from franchise fees

We enter into franchise agreements with our customers and third-party commercial stores (collectively, the “Franchisees”), to authorize the Franchisees to use our logo, trademark and our brand name of “Big Tree Cloud”. Therefore, the performance obligation is satisfied over time because the Franchisees simultaneously receive and consume the benefits (of utilizing our logo, trademark and brand name) during the authorized period of two years. Therefore, revenues generated from franchise fees are recognized overtime during the authorized period of two years. The transaction price contains variable considerations, including prompt incentive payment to the Franchisee if a Franchisee reaches certain milestones. We use the “most likely amount” method based on our historical experiences and update our estimated transaction price at the end of each reporting period to estimate the amount of variable consideration to be included in the transaction.

Inventories

Inventories, net consisting of finished products available for sales are valued at the lower of cost or net realizable value with cost determined using the weighted average cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable transportation cost. Write-down is recorded when the future estimated net realizable value is less than cost, which is recorded in cost of revenues in the consolidated statements of income and comprehensive income.

Inventory write-down is estimated based on significant management estimates and assumptions used to determine the write-down percentages that are applied to different aging groups and assess the condition of the merchandise within each category. In determining the write-down percentages on inventories, the Company takes into considerations of factors, such as the inventories’ aging, historical trends, forecasted demands, expected selling prices and future promotional events.

US$3,358 and US$1,391 of inventory write-down were recorded for the years ended June 30, 2023 and 2022 respectively. Inventories, net accounted for 21.2% and 5.2% of total assets as of June 30, 2023 and 2022, respectively, and thus were regarded material and significant accounts in our financial statements. A 10% increase in our impairment charges of contract costs would have varied our net income (loss) before tax by 0.11% and 0.01% for the years ended June 30, 2023 and 2022, respectively.

Contract liabilities

Contract liabilities represent the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract liabilities of the Group mainly consist of advance product payments from customers. The Group recognizes contract liabilities of $8,151,549 and $41,048 as of June 30, 2023 and 2022, respectively. The balance as of June 30, 2023 mainly from a third-party customer for product sales. The Group expects to recognize this balance as revenue within the next 36 months.

Income taxes

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

We recorded deferred tax assets balance of US$381,191 and US$193,386 as of June 30, 2023 and 2022, respectively, and a valuation allowance of deferred tax assets of nil and nil for the years ended June 30, 2023 and 2022, respectively.

When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income and losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgements and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. Above-mentioned assumptions have not changed over the reporting periods.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Office equipment and computers	5 years
Transportation equipment	8 years
Building	20 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income. Management estimates the residual value of its office equipment and computers, transportation equipment and office equipment to be 5%.

Internal Control Over Financial Reporting

Prior to the completion of the Business Combination, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the years ended June 30, 2022 and 2023, we and our independent registered public accounting firm identified two material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board,

a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to:

•        Our lack of sufficient and competent accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; and

•        Our lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements.

We have implemented and plan to implement a number of measures to address the material weakness:

•        to address hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and

•        to organize regular training for our accounting staff, especially related to U.S. GAAP and SEC reporting requirements.

As a company with less than US$1.235 billion in revenue for fiscal year of 2023, Pubco will qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Plutonian’S BUSINESS

In this section references herein to the “Plutonian” and the “Company” and to “we,” “us,” and “our” refer to Plutonian Acquisition Corp.

Introduction

Plutonian Acquisition Corp. is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Our efforts to identify a target business will not be limited to a particular industry or geographic region, although we intend to focus on operating businesses in metaverse technologies, tourism and e-commerce related industries in the Asia-Pacific, or APAC, region. We affirmatively exclude as an initial business combination target any company of which financial statements are audited by an accounting firm that the United States Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect for two consecutive years beginning in 2021 and any target company with China operations consolidated through a VIE structure.

On November 15, 2022, we consummated our IPO of 5,750,000 units at an offering price of $10.00 per unit, which includes the full exercise of the over-allotment option of 750,000 SPAC Public Units issued to EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”). Each Public Unit consists of one share of SPAC Common Stock, one redeemable warrant entitling its holder to purchase one share of SPAC Common Stock at a price of $11.50 per whole share, and one right to receive one-sixth (1/6) of a share of SPAC Common Stock upon the consummation of an initial business combination. The SPAC Public Units were sold at an offering price of $10.00 per SPAC Public Unit, generating gross proceeds of $57,500,000.

Simultaneously with the closing of the IPO on November 15, 2022, we consummated a private placement with Plutonian Investments LLC, purchasing 266,125 units at $10.00 per unit, generating total proceeds of $2,661,250. The SPAC Private Units (and the underlying securities) are identical to the SPAC Public Units sold in the IPO, except as otherwise disclosed in the IPO registration statement. No underwriting discounts or commissions were paid with respect to such sale.

A total of $58,506,250 of the net proceeds from the sale of the SPAC Public Units in the IPO (including the over-allotment option units) and the private placements on November 15, 2022, were deposited in a trust account with Continental Stock Transfer & Trust Company acting as trustee.

All of the proceeds we receive from these purchases have been placed in the trust account described above and, together with the interests earned on the funds held in the trust account and except for payment of our franchise and income taxes if any, shall not be released to us until the earlier of the completion of our initial business combination and our redemption of the shares of common stock sold in the IPO upon our failure to consummate a business combination within the required period. We are not permitted to use the proceeds placed in the trust account and the interests earned thereon to pay any excise taxes or any other similar fees or taxes in nature that may be imposed on the company pursuant to any current, pending or future rules or laws, including without limitation any excise tax due imposed under the Inflation Reduction Act (IRA) of 2022 (H.R. 5376) on any redemptions or stock buybacks by the Company.

With these exceptions, expenses incurred by us may be paid prior to a business combination only from the net proceeds of our IPO not held in the trust account; provided, however, that in order to meet our working capital needs following the consummation of our IPO, if the funds not held in the trust account are insufficient, our insiders, officers and directors or their affiliates may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to US$600,000 of the notes may be converted upon consummation of our business combination into Private Units at a price of US$10.00 per unit (which, for example, would result in the holders being issued units to acquire 70,000 shares of our common stock (the “Common Stock”) (which includes 10,000 shares of Common Stock issuable upon exercise of rights and 60,000 SPAC Warrants). If we do not complete a business combination, the loans would be repaid out of funds not held in the trust account, and only to the extent available.

On June 20, 2023, the Company issued an unsecured promissory note in the aggregate principal amount of US$150,000 to the Sponsor in exchange for the Sponsor depositing such amount into the Company’s working capital account in order to meet our working capital needs following the consummation of our IPO.

On August 8, 2023, the Company held a special meeting of stockholders, at which the Company’s stockholders approved (i) an amendment to the Company’s amended and restated certificate of incorporation (the “Extension Amendment”) and (ii) an amendment (the “Trust Amendment”) to the Investment Management Trust Agreement, dated November 9, 2022, by and between the Company and Continental Stock Transfer & Trust Company to allow the Company to extend the date by which the Company must consummate a business combination, up to four times for an additional three months each time, from August 15, 2023 to August 15, 2024 (the date that is 21 months from the closing date of the Company’s initial public offering of units).

In connection with the stockholders’ vote at the special meeting, an aggregate of 2,510,358 shares with redemption value of approximately $26,244,894 (or $10.45 per share) of the Company’s common stock were tendered for redemption.

On August 1, 2023, $210,000 was deposited into the Trust Account to extend the business combination period from August 15, 2023 to November 15, 2023. On August 8, 2023, the Company issued a promissory note of $210,000 to the Sponsor for the extension payment. The promissory note is unsecured, interest-free and payable on the earlier of: 1) the date on which the Company consummates an initial business combination, or 2) the date the Company liquidates if a business combination is not consummated. The Sponsor may elect to convert the promissory note in 25,200 shares ($8.33 per share) of the Company common stock.

On November 9, 2023, $210,000 was deposited into the Trust Account to extend the business combination period from November 15, 2023 to February 15, 2024. On November 9, 2023, the Company issued a promissory note of $210,000 to Holdco for the extension payment. The promissory note is unsecured, interest-free and payable on the earlier of: 1) the date on which the Company consummates an initial business combination, or 2) the date on which the Merger Agreement is terminated in accordance with its terms, or 3) August 15, 2024. Holdco may elect to convert the promissory note in 25,200 shares ($8.33 per share) of the Company common stock.

EF Hutton is entitled to a deferred underwriting fee of 3.5% of the gross proceeds of the Plutonian IPO, or US$2,012,500, which will be paid upon the closing of the Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement between Plutonian and EF Hutton. As of the date of this proxy statement/prospectus, neither Plutonian nor Big Tree Cloud enters into any further agreements, including a financial advisory agreement, with EF Hutton.

Effecting Our Initial Business Combination

We currently have until February 15, 2024 (or August 15, 2024 if such period is extended by the full amount of time) to consummate our initial business combination. Subject to the limitations that a target business have a fair market value of at least 80% of the balance in the trust account (excluding any deferred underwriting discounts and commissions and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for our initial business combination, we will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate. Our board of directors determined that this test was met in connection with the Business Combination with PubCo as described in the section titled “Proposal No.1 — The Business Combination Proposal” above.

Tendering share certificates in connection with a tender offer or redemption rights

At any meeting called to approve an initial business combination, public stockholders may seek to redeem their public shares, regardless of whether they vote for or against the proposed business combination, into their pro rata share of the aggregate amount then on deposit in the trust account, less any taxes then due but not yet paid. Notwithstanding the foregoing, our insiders have agreed, pursuant to written letter agreements with us, not to redeem any public shares held by them into their pro rata share of the aggregate amount then on deposit in the trust account. If we hold a meeting to approve an initial business combination, a holder will always have the ability to vote against a proposed business combination and not seek redemption of his, her or its shares.

Alternatively, if we engage in a tender offer, each public stockholder will be provided the opportunity to sell his, her or its public shares to us in such tender offer. The tender offer rules require us to hold the tender offer open for at least 20 business days. Accordingly, this is the minimum amount of time we would need to provide holders to determine whether they want to sell their public shares to us in the tender offer or remain an investor in our company.

Our insiders, officers, and directors will not have redemption rights with respect to any shares of common stock owned by them, directly or indirectly, whether acquired prior to the IPO or purchased by them in the IPO or in the aftermarket.

We may also require public stockholders, whether they are a record holder or hold their shares in “street name,” to either tender their certificates (if any) to our transfer agent or to deliver their shares to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, at any time at or prior to the vote on the business combination. The proxy solicitation materials that we will furnish to stockholders in connection with the vote for any proposed business combination will indicate whether we are requiring stockholders to satisfy such delivery requirements. Accordingly, a stockholder would have from the time our proxy statement is mailed through the vote on the business combination to deliver his shares if he wishes to seek to exercise his redemption rights. Under Delaware law and our bylaws, we are required to provide at least 10 days’ advance notice of any stockholder meeting, which would be the minimum amount of time a stockholder would have to determine whether to exercise redemption rights. As a result, if we require public stockholders who wish to redeem their shares of common stock to receive a pro rata portion of the funds in the trust account to comply with the foregoing delivery requirements, holders may not have sufficient time to receive the notice and deliver their shares for redemption. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain our securities when they otherwise would not want to.

There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker US$45 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated. However, in the event we require stockholders seeking to exercise redemption rights to deliver their shares prior to the consummation of the proposed business combination and the proposed business combination is not consummated, this may result in an increased cost to stockholders.

Any request to redeem or tender such shares once made, may be withdrawn at any time up to the vote on the proposed business combination or expiration of the tender offer. Furthermore, if a holder of a public share delivered his, her or its certificate in connection with an election of their redemption or tender and subsequently decides prior to the vote on the business combination or the expiration of the tender offer not to elect to exercise such rights, he, she or it may simply request that the transfer agent return the certificate (physically or electronically).

If the initial business combination is not approved or completed for any reason, then our public stockholders who elected to exercise their redemption or tender rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any shares delivered by public holders.

Automatic Liquidation of Trust Account if No Business Combination

If we do not complete a business combination by February 15, 2024 (or August 15, 2024 if such period is extended by the full amount of time), we will (1) cease all operations except for the purpose of winding up, (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (2) and (3) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. However, if we anticipate that we may not be able to consummate our initial business combination by February 15, 2024, our insiders or their affiliates may, but are not obligated to, extend the period of time to consummate a business combination three times by an additional three months each time (for a total of 9 months to complete a business combination), provided that, pursuant to the terms of our amended and restated certificate of incorporation and the trust agreement entered into between us and Continental Stock Transfer & Trust Company on November 15, 2022 (amended on August 8, 2023) the only way to extend the time available for us to consummate our initial business combination in the absence of a proxy statement, registration statement or similar filing is for our insiders or their affiliates or designees, upon five days’ advance notice prior to the applicable deadline, to deposit into the trust account US$210,000 on or prior to the date of the applicable deadline.

If we are unable to consummate an initial business combination and are forced to redeem 100% of our outstanding public shares for a portion of the funds held in the trust account, we anticipate notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipate it will take no more than 10 business days to effectuate the redemption of our public shares. Our insiders have waived their rights to participate in any redemption with respect to their insider shares. We will pay the costs of any subsequent liquidation from our remaining assets outside of the trust account and from the interest income on the balance of the trust account (net income and other tax obligations) that may be released to us to fund our working capital requirements. If such funds are insufficient, our sponsor has agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately US$18,500) and has agreed not to seek repayment of such expenses. Each holder of public shares will receive a full pro rata portion of the amount then in the trust account, plus any pro rata interest earned on the funds held in the trust account and not previously released to us or necessary to pay our taxes. The proceeds deposited in the trust account could, however, become subject to claims of our creditors that are in preference to the claims of public stockholders.

Our public stockholders shall be entitled to receive funds from the trust account only in the event of our failure to complete our initial business combination in the required time period or if the stockholders seek to have us redeem their respective shares of common stock upon a business combination which is actually completed by us. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period until we are no longer an “emerging growth company.”

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates equals or exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Facilities

We currently maintain our principal executive offices at 1441 Broadway 3rd, 5th & 6th Floors, New York, NY 10018. The annual rent we paid for this space is nil and the Sponsor renewed the lease for us. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

Employees

We have two executive officers. They are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. Accordingly, once management locates a suitable target business to acquire, they will spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time to our affairs) than they would prior to locating a suitable target business. We presently expect our executive officers to devote such amount of time as they reasonably believe is necessary to our business (which could range from only a few hours a week while we are trying to locate a potential target business to a majority of their time as we move into serious negotiations with a target business for a business combination). We do not intend to have any full time employees prior to the consummation of a business combination.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any of our officers or directors in their capacity as such, and we and our officers and directors have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF Plutonian

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and the notes related thereto which are included elsewhere herein. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Special Note Regarding Forward-Looking Statements,” and “Risk Factors” elsewhere herein. In this section the terms the “Company,” “we” and “our” refer to Plutonian Acquisition Corp.

Overview

We are a blank check company formed under the laws of the State of Delaware on March 11, 2021. We were formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination. Our efforts to identify a target business will not be limited to a particular industry or geographic region, although we intend to focus our search for a target business on companies engaged in metaverse technologies, tourism and e-commerce related industries in the Asia-Pacific, or APAC, region. We affirmatively exclude as an initial business combination target any company of which financial statements are audited by an accounting firm that the PCAOB is unable to inspect for two consecutive years beginning in 2021 and any target company with China operations consolidated through a VIE structure.

We intend to utilize cash derived from the proceeds of the IPO and the private placement of SPAC Private Units, our securities, debt or a combination of cash, securities and debt, in effecting the Business Combination. We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a Business Combination will be successful.

Recent Developments

On August 8, 2023, the Company held a special meeting of stockholders, at which the Company’s stockholders approved (i) an amendment to the Company’s amended and restated certificate of incorporation (the “Extension Amendment”) and (ii) an amendment (the “Trust Amendment”) to the Investment Management Trust Agreement, dated November 9, 2022, by and between the Company and Continental Stock Transfer & Trust Company to allow the Company to extend the date by which the Company must consummate a business combination, up to four times for an additional three months each time, from August 15, 2023 to August 15, 2024 (the date that is 21 months from the closing date of the Company’s initial public offering of units).

In connection with the stockholders’ vote at the special meeting, an aggregate of 2,510,358 shares with redemption value of approximately $26,244,894 (or $10.45 per share) of the Company’s common stock were tendered for redemption.

On August 1, 2023, $210,000 were deposited into the Trust Account to extend the business combination period from August 15, 2023 to November 15, 2023. On August 8, 2023, the Company issued a promissory note of $210,000 to the Sponsor for the extension payment. The promissory note is unsecured, interest-free and payable on the earlier of: 1) the date on which the Company consummates an initial business combination, or 2) the date the Company liquidates if a business combination is not consummated. The Sponsor may elect to convert the promissory note into 25,200 shares ($8.33 per share) of the Company common stock.

On November 9, 2023, Big Tree Cloud International Group Limited (“Big Tree Cloud”) provided a loan of $210,000 to the Company which was deposited into the Trust Account to extend the Company’s initial business combination period from November 15, 2023 to February 15, 2024. Accordingly, the Company now has until February 15, 2024 to complete its initial business combination.

On November 9, 2023, the Company issued a promissory note of $210,000 to Holdco for the extension payment. The promissory note is unsecured, interest-free and payable on the earliest of: 1) the date on which the Company consummates an initial business combination, 2) the date on which the Merger Agreement is terminated in accordance with its terms, or 3) August 15, 2024. Holdco may elect to convert the promissory note into 25,200 shares ($8.33 per share) of the Company common stock.

Results of Operations

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities from inception through September 30, 2023 were organizational activities and those necessary to prepare, and consummate, for the IPO, which is described below, and subsequent to the IPO, identifying a target company for an initial business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination.

We expect to generate non-operating income in the form of interest income on marketable securities held after the IPO. We expect that we will incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a Business Combination.

For the three months ended September 30, 2023, we had a net income of $330,363, which consisted of interest earned on investments held in the Trust Account of $658,290 offset by general and administrative expenses of $182,458, franchise tax expense of $9,150, income tax expense of $136,319. For the three months ended September 30, 2022, we had a net loss of $454, all of which consisted of formation costs.

For the nine months ended September 30, 2023, we had a net income of $1,016,629, which consisted of interest earned on investments held in the Trust Account of $1,990,081 offset by general and administrative expenses of $529,268, franchise tax expense of $33,250, income tax expense of $410,934. For the nine months ended September 30, 2022, we had a net loss of $5,177, which consisted of formation costs $4,952 and franchise tax expense of $225.

Cash used in operating activities was $411,394 and $4,755, for the nine months ended September 30, 2023 and 2022, respectively.

Liquidity and Capital Resources

On November 15, 2022, we consummated our IPO of 5,750,000 Public Units, which includes the full exercise of the underwriter’s over-allotment option of 750,000 Public Units. Each Public Unit consists of one share of Common Stock, one redeemable Warrant entitling its holder to purchase one share of Common Stock at a price of $11.50 per whole share, and one Right to receive one-sixth (1/6) of a share of Common Stock upon the consummation of an initial business combination. The Public Units were sold at an offering price of $10.00 per Public Unit, generating gross proceeds of $57,500,000. Simultaneously with the closing of the IPO on November 15, 2022, we consummated the Private Placement with the Sponsor, purchasing 266,125 Private Units at a price of $10.00 per Private Unit, generating total proceeds of $2,661,250.

Following the IPO and the private placement on November 15, 2022, a total of $58,506,250 was deposited in a trust account established for the benefit of the Company’s public stockholders (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company as a trustee and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and that invest only in direct U.S. government treasury obligations.

We intend to use substantially all of the net proceeds of the IPO, including the funds held in the Trust Account, to acquire a target business or businesses and to pay our expenses relating thereto. To the extent that our capital stock is used in whole or in part as consideration to effect our business combination, the remaining proceeds held in the Trust Account, as well as any other net proceeds not expended, will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our business combination if the funds available to us outside of the Trust Account were insufficient to cover such expenses.

As of September 30, 2023, the Company had cash of $613,763 and a working capital deficit of $82,719 (excluding franchise tax and income tax payable). The Company’s liquidity needs prior to the consummation of the IPO had been satisfied through a payment from the Sponsor of $25,000 for the Insider Shares and the loan under an unsecured promissory note from the Sponsor of $200,000. On June 20, 2023, August 8, 2023 and September 14, 2023, the Sponsor provided a loan of $150,000, $210,000 and $140,000, to be used, in part, for working capital and transaction costs (including extension fees) related to the Business Combination.

On August 1, 2023, $210,000 were deposited into the Trust Account to extend the business combination period from August 15, 2023 to November 15, 2023. As part of the Merger Agreement, on November 9, 2023, Big Tree Cloud provided a loan of $210,000 to us which was deposited into the Trust Account to extend the Company’s initial business combination period from November 15, 2023 to February 15, 2024. Accordingly, the Company now has until February 15, 2024, to complete a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution.

The Company expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of our Business Combination. If the Company is unable to complete its Business Combination because it does not have sufficient funds available, it will be forced to cease operations and liquidate the Trust Account. In addition, following the Business Combination, if cash on hand is insufficient, the Company may need to obtain additional financing in order to meet its obligations.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to complete a Business Combination by February 15, 2024 (unless the Company extends the time to complete a Business Combination), then the Company will cease all operations except for the purpose of liquidating. The date for liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern for a period of 12 months from the issuance date of these financial statements. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2023. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

Underwriting Agreement

The underwriters were paid a cash underwriting discount of 1.0% of the gross proceeds of the IPO, or $575,000. In addition, the underwriters are entitled to a deferred underwriting fee of 3.5% of the gross proceeds of the IPO, or $2,012,500, which will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

Additionally, the Company has committed to issue the underwriters and/or its designees 57,500 shares of common stock or the Representative Shares, at the closing of the IPO as part of representative compensation. As of November 15, 2022, 57,500 Representative Shares were issued.

Critical Accounting Policies

The preparation of unaudited condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the period reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Common stock Subject to Possible Redemption

We account for our common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

We have made a policy election in accordance with ASC 480-10-S99-3A and recognizes changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected nine-month period leading up to a business combination.

Net Income (Loss) per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The unaudited condensed statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders.

Warrants

The Company accounts for warrants (Public Warrants or Private Warrants) as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Offering Costs

Offering costs consist of underwriting, legal, accounting, registration and other expenses incurred through the balance sheet date that are directly related to the IPO. The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering.” Offering costs are allocated between public shares and public rights based on the estimated fair values of public shares and public rights at the date of issuance.

Recent Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

Plutonian is providing the following selected unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the transactions.

The unaudited pro forma combined balance sheet as of September 30, 2023 gives pro forma effect to the Transactions as if they had been consummated as of that date. The unaudited pro forma combined statements of operations for the twelve months ended September 30, 2023 gives pro forma effect to the Transactions as if they had occurred as of the beginning of the earliest period presented.

This information should be read together with Holdco’s and Plutonian’s audited financial statements and related notes, “Holdco’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Plutonian’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined balance sheet as of September 30, 2023 has been prepared using the following:

•        Holdco’s historical consolidated balance sheet as of June 30, 2023, as included elsewhere in this proxy statement/prospectus,

•        Plutonian’s historical consolidated balance sheet as of September 30, 2023, as included elsewhere in this proxy statement/prospectus, and,

The unaudited pro forma combined statements of operations for the twelve months ended September 30, 2023 has been prepared using the following:

•        Holdco’s historical consolidated statements of operations for the year ended June 30, 2023, as included elsewhere in this proxy statement/prospectus, and

•        Plutonian’s historical consolidated statements of operations for the year ended December 31, 2022 and for the nine months ended September 30, 2023 and 2022.

Description of the Transactions

On October 9, 2023, Plutonian, PubCo, Holdco, Merger Sub 1 and Merger Sub 2 entered into the Merger Agreement.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, at the Closing, (i) Merger Sub 1 will merge with and into the Holdco (the “Initial Merger”) whereby the separate existence of Merger Sub 1 will cease and Holdco will be the surviving corporation of the Initial Merger and become a wholly owned subsidiary of PubCo, and (ii) following the Initial Merger Effective Time, Merger Sub 2 will merge with and into SPAC (the “SPAC Merger”, and together with the Initial Merger, the “Mergers”), the separate existence of Merger Sub 2 will cease and SPAC will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo.

As a result of the Mergers, among other things, (i) each outstanding share in Holdco shall automatically be cancelled, and in exchange for the right to receive newly issued ordinary shares in PubCo (“PubCo Ordinary Shares”) at the Holdco Exchange Ratio; (ii) each outstanding SPAC Unit will be automatically detached; (iii) each unredeemed outstanding share of SPAC Common Stock will be cancelled in exchange for the right to receive one PubCo Ordinary Share, (iv) each outstanding SPAC Rights will be cancelled and cease to exist in exchange for the right to receive one-sixth (1/6) PubCo Ordinary Share, and (v) each outstanding SPAC Warrant will be cancelled in exchange for the right to receive one PubCo Warrant. Each outstanding PubCo Ordinary Share will have a value at the time of the Closing of $10.00.

In addition, following the Closing, PubCo will issue a one-time issuance of 20,000,000 PubCo Ordinary Shares (the “Earnout Shares”) to the Holdco’s shareholders who hold Holdco’s shares as of immediately prior to the Initial Merger Effective Time on a pro rata basis upon the occurrence of the Earn-out Event.

For more information about the Business Combination and Merger Agreement, please see the section entitled “The Business Combination Proposal — General Description of the Business Combination and Merger Agreement.”

Accounting for the Transactions

The Transactions will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Plutonian will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Holdco shareholders expecting to have a majority of the voting power of the combined company, Holdco comprising the ongoing operations of the combined entity, Holdco comprising a majority of the governing body of the combined company, and Holdco’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Transactions will be treated as the equivalent of Holdco issuing share for the net assets of Plutonian, accompanied by a recapitalization. The net assets of Plutonian will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of Holdco.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Transactions, are factually supportable and are expected to have a continuing impact on the results of the combined company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Merger.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. Holdco and Plutonian have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to Pubco, First Merger Sub and Second Merger Sub accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

The unaudited pro forma combined financial information has been prepared assuming two alternative levels of redemption into cash of Plutonian’s ordinary shares:

•        Scenario 1 — Assuming no redemption of Plutonian’s ordinary shares for cash: This presentation assumes that there is no Plutonian shareholders exercise redemption rights with respect to their ordinary shares upon consummation of the Transactions; and

•        Scenario 2 — Assuming redemptions of 2,554,710 ordinary shares of Plutonian for cash: This presentation assumes that Plutonian shareholders will further exercise their redemption rights with respect to a maximum of 2,554,710 ordinary shares.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are approximately 50,000,000 Ordinary Shares of Pubco to be issued to the Holdco Shareholders, such amount calculated using Fully-Diluted Holdco Shares, times Holdco Exchange Ratio. Fully-Diluted Holdco Shares (i) issued and outstanding Holdco Shares immediately prior to the Initial Merger Effective Time determined on an as-converted basis; plus (b) the number of Holdco Share issuable upon the exercise conversion or other exchange of outstanding convertible notes, warrants, options or other rights to acquire Holdco Shares, as applicable, issued and outstanding immediately prior to the Initial Merger Effective Time. Holdco Exchange Ratio represents the quotient obtained by dividing the Price per Holdco Share by US$10 (ten dollars). Price per Holdco Share means the quotient, expressed as a dollar number, obtained by dividing US$500,000,000 by the Fully-Diluted Holdco Shares.

Upon the completion of the Business Combination, assuming, among other things, that no Public Shareholder exercises redemption rights (prior to giving effect to any warrant exercises and assuming automatic conversion of rights into ordinary shares), Public Shareholders, the Sponsor and other Initial Shareholders, the financial advisors and the Holdco Shareholders will own approximately 7.0%, 3.0%, 7.1% and 82.9% of the outstanding shares of PubCo, respectively, such percentages calculated assuming that the Holdco Shareholders and their affiliates receive approximately 50,000,000 Ordinary Shares of PubCo, derived from the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements (after rounding adjustment).

If 2,554,710 ordinary shares of Plutonian are ultimately redeemed, Public Shareholders, the Sponsor and other Initial Shareholders, the financial advisors and the Holdco Shareholders are expected to own approximately 2.8%, 3.1%, 7.4% and 86.7%, respectively, of the Ordinary Shares of Pubco and approximately 2.8%, 3.1%, 7.4% and 86.7%, respectively, of voting power of Pubco following the closing. As such, Plutonian shareholders who do not redeem their ordinary shares of Plutonian will experience immediate and material dilution upon closing of the Business Combination.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2023

					Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(A) PLUTONIAN	(B) DSY	Subsequent Financing		Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	$613,763	$3,190,995	$300,000	(6)	$34,291,652	(1)	$33,539,777	$(26,696,716)	(4)	$6,843,061
	—	—	—		(2,012,500)	(2)	—	—		—
	—	—	—		(2,044,133)	(3)	—	—		—
	—	—	—		(800,000)	(6)	—	—		—
Advance to suppliers	—	717,748	—		—		717,748	—		717,748
Accounts receivables, net	—	211,356	—		—		211,356	—		211,356
Prepaid expenses and other current assets	116,822	618,771	—		—		735,593	—		735,593
Inventories, net	—	626,196	—				626,196	—		626,196
Amounts due from related parties	—	894,271	—		—		894,271	—		894,271
Total Current Assets	730,585	6,259,337	300,000		29,435,019		36,724,941	(26,696,716)		10,028,225

Non-current assets:
Investment held in Trust Account	34,291,652	—	—		(34,291,652)	(1)	—	—		—
Property and equipment, net	—	3,982,410	—		—		3,982,410	—		3,982,410
Intangible assets, net	—	2,509	—		—		2,509	—		2,509
Right-of-use assets	—	704,531	—		—		704,531	—		704,531
Deferred offering costs	—	752,955	—		(752,955)	(3)	—	—		—
Deferred tax assets	—	381,191	—		—		381,191	—		381,191
Total Non-current Assets	34,291,652	5,823,596	—		(35,044,607)		5,070,641	—		5,070,641
Total Assets	35,022,237	12,082,933	300,000		(5,609,588)		41,795,582	(26,696,716)		15,098,866

LIABILITIES
Current liabilities
Accounts payable	—	683,424	—		—		683,424	—		$683,424
Contract liabilities	—	3,385,764	—		—		3,385,764	—		3,385,764
Promissory note – related party	500,000	—	300,000		(800,000)	(6)	—	—		—
Accrued expenses and other current liabilities	50,855	661,037	—		—		711,892	—		711,892
Lease liabilities	—	174,650	—		—		174,650	—		174,650
Amounts due to related parties	—	1,324,178	—		—		1,324,178	—		1,324,178
Franchise tax payable	33,250	—	—		—		33,250	—		33,250
Income tax payable	466,466	—	—		—		466,466	—		466,466
Excise tax payable	262,449	—	—		—		262,449	—		262,449
Total Current Liabilities	1,313,020	6,229,053	300,000		(800,000)		7,042,073	—		7,042,073
Lease liabilities	—	500,262	—		—		500,262	—		500,262
Deferred underwriting fee payable	2,012,500	—	—		(2,012,500)	(2)	—	—		—
Contract liabilities	—	4,765,785	—		—		4,765,785	—		4,765,785
Total Liabilities	3,325,520	11,495,100	300,000		(2,812,500)		12,308,120	—		12,308,120

Commitments and Contingencies

Common stock subject to possible redemption, $0.0001 par value; 15,000,000 shares authorized; 3,239,642 shares issued and outstanding at redemption value	34,226,386	—	—		(34,226,386)	(4)	—	—		—

SHAREHOLDERS’ DEFICIT
Ordinary Shares	176	50,000	—		(44,151)	(5)	6,025	(255)	(5)	5,770
Additional paid in capital	—	4,199,352	—		(2,797,088)	(3)	33,142,956	(26,696,716)	(4)	6,446,495
	—	—	—		34,226,386	(4)	—	—		—
	—	—	—		(2,485,694)	(5)	—	255	(5)	—
Accumulated deficits	(2,529,845)	(3,979,667)	—		2,529,845	(5)	(3,979,667)	—		(3,979,667)
Accumulated other comprehensive income	—	318,148	—		—		318,148	—		318,148
Total Shareholders’ Equity/(Deficit)	(2,529,669)	587,833	—		31,429,298		29,487,462	(26,696,716)		2,790,746
Total liabilities, ordinary shares subject to possible redemption and shareholders’ equity/(deficit)	35,022,237	12,082,933	300,000		(5,609,588)		41,795,582	(26,696,716)		15,098,866

Unaudited Pro Forma Combined Balance Sheet Adjustments

The pro forma adjustment to the unaudited combined pro forma balance sheet consists of the following:

(A)    Derived from the unaudited condensed balance sheet of Plutonian as of September 30, 2023.

(B)    Derived from the audited condensed balance sheet of Holdco as of June 30, 2023.

(1)    Reflects the release of cash from cash and investment held in the Trust Account.

(2)    Reflects the settlement of $2.0 million of deferred underwriting commission incurred during the Plutonian IPO due upon completion of the business combination.

(3)    Reflects future cash payment of $2.0 million upon consummation of Business Combination and reduction of deferred offering costs of $0.8 million which was reflected on Holdco’s historical balance sheet. Future cash payments include transaction costs of $1.2 million and $0.8 million to be paid by Holdco and Plutonian, respectively, in relation to the Business Combination and Private Placement, including advisory, banking, printing, legal and accounting services. As part of the Business Combination, $2.8 million will offset to additional-paid-in capital.

(4)    In Scenario 1, which assumes all Plutonian shares previously subject to redemption for cash amounting to $34.2 million would be transferred to shareholders’ equity.

In Scenario 2, in the event that the net tangible assets of the combined company are less than $5,000,001, without removing the current minimum net tangible assets requirements as set forth in the current certificate of incorporation of Plutonian, assumes that, 2,554,710, the maximum number of Plutonian shares are redeemed for cash by Plutonian shareholders, cash required at $26.7 million would be paid out in cash, while maintaining a minimum cash balance of $5,000,001 at Closing, in order to meet the current minimum net tangible assets requirements.

(5)    Reflects 1) recapitalization of Holdco through issuance of Plutonian shares and eliminate Plutonian historical accumulated earnings; 2) the contribution of all the share capital in Holdco to Plutonian; 3) the total weighted average post-combination PubCo shares outstanding of 60,253,454 assuming no redemption, or 57,698,744 assuming maximum redemption. Under both scenarios, the total weighted average post-combination PubCo shares outstanding includes 4,250,000 shares issued to two financial advisors. One of which financial advisors is entitled to receive, at the election of Holdco, US$22,500,000 or 2,250,000 PubCo ordinary shares upon closing. Holdco intends to settle in shares.

(6)    Reflects 1) received $300,000 of subsequent sponsor loan on December 27, 2023; 2) the adjustment for subsequent settlement of promissory notes, including $150,000 on June 20, 2023, $210,000 on August 8, 2023, $140,000 on September 14, 2023, and $300,000 on December 27, 2023, upon the completion of the business combination. The Sponsor may elect to convert the promissory notes into Plutonian’s shares or to require cash settlement on the earlier of: 1) the date on which Plutonian consummates an initial business combination, or 2) the date Plutonian liquidates if a business combination is not consummated. The Sponsor intends to settle in cash.

(7)    The unaudited pro forma balance sheet does not reflect the contingent liabilities to pay an aggregate of 20,000,000 additional PubCo Ordinary Shares as earnout consideration, after the Closing, upon the occurrence of contingent events (there are no less than 200 department stores, grocery stores, pharmacies, supermarkets and other retail stores or vendors, each with a gross floor area of no less than 500 square meters, engaged in selling the personal care products or other consumer goods), because the PubCo’s performance for the year ended June 30, 2024 cannot be reliably estimated as of the date of this proxy statement/prospectus.

(8)    On November 9, 2023, $210,000 was deposited into the Trust Account to extend the business combination period from November 15, 2023 to February 15, 2024. On November 9, 2023, the Plutonian issued a promissory note of $210,000 to Holdco for the extension payment. Holdco may elect to convert the promissory note into Plutonian’s shares or to require cash settlement on the earlier of: 1) the date on which the Company consummates an initial business combination, or 2) the date on which the Merger Agreement is terminated in accordance with its terms, or 3) August 15, 2024. Holdco intends to settle in shares. Upon receiving proceeds of $210,000, Plutonian would record it as promissory note payable and Holdco would record promissory note receivable. The promissory note payable and promissory note receivable will be eliminated upon the consummation of the Business Combination. Therefore, there will be no impact on the pro forma combined balance sheet.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2023

			Scenario 1 Assuming No Redemptions into Cash			Scenario 2 Assuming Maximum Redemptions into Cash
	(A) PLUTONIAN	(B) DSY	Pro Forma Adjustments		Pro Forma Income Statement	Pro Forma Adjustments		Pro Forma Income Statement
Revenues	$—	$6,293,340	$—		$6,293,340	$—		$6,293,340
Formation and operating costs	—	(2,663,924)	—		(2,663,924)	—		(2,663,924)
Franchise tax	(40,388)				(40,388)			(40,388)
General and administrative expenses	(607,007)	(2,199,987)	—		(2,806,994)	—		(2,806,994)
Selling expenses	—	(758,593)	—		(758,593)	—		(758,593)
Total operating (losses)/income	(647,395)	670,836	—		23,441	—		23,441

Other income/(expense):
Other expenses	—	(13,754)	—		(13,754)	—		(13,754)
Financial income/(expense), net	—	(1,328)	—		(1,328)	—		(1,328)
Change in fair value of derivative warrant liabilities	—	—	—		—	—		—
Interest earned on investment held in Trust Account	2,261,884	—	(2,261,884)	(1)	—	—		—
Loss on deregistration of subsidiaries		(347,423)			(347,423)			(347,423)
Total other income/(expense)	2,261,884	(362,505)	(2,261,884)		(362,505)	—		(362,505)
Income/(Loss) before provision for income taxes	1,614,489	308,331	(2,261,884)		(339,064)	—		(339,064)
Income tax expense	(466,466)	(28,766)	—		(495,232)	—		(495,232)
Net income/(loss)	1,148,023	279,565	(2,261,884)		(834,296)	—		(834,296)

Weighted average shares outstanding of ordinary shares	—	50,000	60,203,454	(2)	60,253,454	(2,554,710)	(2)	57,698,744
Weighted average shares outstanding of redeemable ordinary shares	3,624,357	—	(3,624,357)		—	—		—
Basic and diluted net loss per ordinary share	$0.61	5.59	—		$(0.01)	—		$(0.01)
Weighted average shares outstanding of non-redeemable ordinary shares	1,761,125
Basic and diluted net loss per ordinary share	$0.61

Notes and adjustment to Unaudited Pro Forma Condensed combined Statement of Operations

The notes and pro forma adjustments to the unaudited condensed combined pro forma statements of operations consist of the following:

(A)    Derived from Plutonian’s unaudited condensed consolidated statement of operations for the nine months ended September 30, 2023 and 2022, and audited consolidated statement of operations for the year ended December 31, 2022.

(B)    Derived from Holdco’s audited statement of operations for the year ended June 30, 2023.

(1)    Represents an adjustment to eliminate interest income related to cash and investment held in Trust Account.

(2)    The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the initial public offering occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

Shares calculation

The following presents the calculation of basic and diluted weighted average shares outstanding assuming two alternative levels of conversion for the twelve months ended September 30, 2023:

	Scenario 1 Combined (Assuming No Redemptions Into Cash)	Scenario 2 Combined (Assuming Maximum Redemptions Into Cash)
Weighted average shares calculation, basic and diluted
Plutonian public shares	3,239,642	684,932
Plutonian public shares converted from public rights	958,333	958,333
Plutonian Insider Shares	1,437,500	1,437,500
Plutonian shares underlying private placement units	266,125	266,125
Plutonian shares converted from private placement rights	44,354	44,354
Plutonian shares held by Representatives	57,500	57,500
Shares issued to Holdco shareholders in Business Combination	50,000,000	50,000,000
Shares issued to financial advisors	4,250,000	4,250,000
Weighted average Post-combination PubCo shares outstanding*	60,253,454	57,698,744

Percent of shares owned by existing public holders of Plutonian shares	7.0%	2.8%
Percent of shares owned by the Sponsor and other Initial Shareholders	3.0%	3.1%
Percent of shares owned by existing holders of Holdco shares	82.9%	86.7%
Percent of shares owned by financial advisors	7.1%	7.4%
	100.0%	100.0%

____________

*        On June 20, 2023, August 8, 2023, September 14, 2023 and December 27, 2023, Plutonian issued three promissory notes to the Sponsor in the aggregate principal amount of $150,000 (“Promissory Note 1”), $210,000 (“Promissory Note 2”), $140,000 (“Promissory Note 3”) and $300,000 (“Promissory Note 4”), respectively, to be used, in part, for working capital and term extension fees. The weighted average Post-combination PubCo shares outstanding excludes the effects of four promissory notes issued by Plutonian to the Sponsor, aggregating $800,000, that possibly converted at the option of Sponsor upon the consummation of the Business Combination.

On November 9, 2023, Plutonian issued a promissory note in the aggregate principal amount of $210,000 to Holdco for the extension payment. This promissory note is unsecured, interest-free and payable on the earliest of: 1) the date on which Plutonian consummates an initial business combination, 2) the date on which the Merger Agreement is terminated in accordance with its terms, or 3) August 15, 2024. The principal balance shall be payable at Holdco’s election in writing, either (i) in cash, or (ii) in 25,200 shares of Plutonian’s common stock if the Closing does not occur. The weighted average Post-combination PubCo shares outstanding excludes the effects of the promissory note of $210,000 issued by Plutonian to the Holdco, that possibly converted at the option of Holdco upon the consummation of the Business Combination.

Net loss per share

The weighted average shares outstanding and net loss per share information give pro forma effect to Business Combination and the other transactions contemplated by the Business Combination Agreement as if they had occurred on October 1, 2022.

The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the sum of the Plutonian post-combination weighted average number of redeemable shares outstanding of 3,239,642 and non-redeemable shares outstanding of 1,761,125 under both scenarios for the twelve months ended September 30, 2023 adjusted by (a) approximately 50,000,000 consideration shares estimated, derived from the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements (after rounding adjustment), to be issued in connection with the Business Combination; (b) fully exercise of public share rights of 958,333 shares and private share rights of 44,354 shares, (c) shares issued to financial advisors of 4,250,000 shares and (e) redemption of nil shares under no redemption scenario and 2,554,710 shares under maximum redemption scenario.

For the purposes of calculating the weighted average number of shares of PubCo ordinary shares outstanding, the effects of outstanding warrants and exchangeable units to purchase ordinary shares and employee share option plans were not considered in the calculation of diluted loss per share.

	Adjustment for Merger Assuming No Redemptions	Adjustment for Merger Assuming 2,554,710 Shares Redemptions
Post-combination weighted average shares of redeemable ordinary share	3,239,642	3,239,642
Post-combination weighted average shares of non-redeemable ordinary share	1,761,125	1,761,125
Add: Closing merger consideration payable in shares to Holdco shareholders	50,000,000	50,000,000
Add: Closing merger share rights exercised	1,002,687	1,002,687
Less: shares assumed to be redeemed	—	(2,554,710)
Add: shares issued to financial advisors	4,250,000	4,250,000
Post-Combination weighted average shares outstanding	60,253,454	57,698,744

The 5,750,000 public warrants of SPAC may be retained by Plutonian’s stockholders regardless of their election to redeem their shares. The value of SPAC public warrants based on the most recent trading price as of January 8, 2024 is approximately US$115,000.

COMPARATIVE SHARE INFORMATION

The following table sets forth the historical comparative share information for Holdco and Plutonian on a stand-alone basis and the unaudited pro forma combined share information for the twelve months ended September 30, 2023 after giving effect to the Transactions,

(1)    assuming no Plutonian shareholders exercise redemption rights with respect to their ordinary shares upon the consummation of the Transactions; and

(2)    assuming that Plutonian shareholders will further exercise their redemption rights with respect to a maximum of 2,554,710 ordinary shares upon consummation of the Transactions.

You should read the information in the following table in conjunction with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of Plutonian and Holdco and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined share information is derived from, and should be read in conjunction with, the unaudited pro forma combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Plutonian and Holdco would have been had the companies been combined during the periods presented.

	Plutonian (Historical)	Holdco (Historical)	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming 2,554,710 Shares Redemptions)
As of and for the twelve months ended September 30, 2023
Shares outstanding
Weighted average shares outstanding of redeemable ordinary shares	3,624,357	—	—	—
Weighted average shares outstanding of nonredeemable ordinary shares	1,761,125	50,000	—	—
Post-Combination weighted average shares outstanding	—	—	60,253,454	57,698,744
Preferred shares	—	—	—	—
Book value per share	$(1.44)	$1.18	$0.49	$0.05
Net loss per ordinary share
Basic and diluted	$0.61	$5.59	$(0.01)	$(0.01)
Cash dividends declared per share	$—	$—	$—	$—

Plutonian’s DIRECTORS, EXECUTIVE OFFICERS and executive compensation

Directors and Executive Officers

Plutonian’s current directors and executive officers are as follows:

Name	Age	Position
Wei Kwang Ng	42	Chief Executive Officer, Chairman and President
Ke Wang	47	Chief Financial Officer and Director
Sze Wai Lee	53	Independent Director
Robert M. Annis	40	Independent Director
Harry Harnett	71	Independent Director

Wei Kwang Ng has been our Chairman, President and Chief Executive Officer since August 2022. Mr. Ng has been the independent director of Redwoods Acquisition Corp (Nasdaq: RWOD) since January 2022. Mr. Ng is currently holding the position of assistant vice president of Singapore Post Ltd since April 2022. He has held the position of chief operating officer of Parcel Santa Pte Ltd, a Singaporean technology company facilitating and value-adding in the logistics space of last mile delivery, since July 2017. Mr. Ng was the director of operations of World Marketing Group Pte Ltd. from March 2019 to March 2020. He was the managing director of LegalFocus Consultants, Inc. from 2011 to 2018. He worked at Merrill Brink International as a project manager from May 2008 to March 2011. Mr. Ng received his bachelor’s degree in Business Management with a concentration in Finance and in Economics from Stony Brook State University in 2007. We believe Mr. Ng is qualified to serve on our board of directors because of his extensive entrepreneurial and management experience, as well as his contacts and relationships.

Ke Wang has been our Chief Financial Officer and a director since February 2022. Mr. Wang currently serves as the head of quantitative research at Allstate Insurance Company starting from August 2021. Previously, he served as the global head of quantamental solutions in investment management segment at S&P Global Inc. from October 2016 to April 2021 and its senior director from May 2008 to October 2016, where he was in charge of the quantitative solutions business globally and managed a team of product managers, researchers and technologists to deliver the quantitative solutions to the company’s global clients. Mr. Wang received his MBA degree from University of Chicago Booth Business School in 2008 and master’s degree in Computer Science from DePaul University in 2001. He graduated from University of Science and Technology in China with a bachelor’s degree in Computer Science in 1998. We believe Mr. Wang is qualified to serve on our board of directors because of his extensive investment and management experience, as well as his contacts and relationships.

Robert M. Annis has served as our independent director since February 2022. He has served as the founder and the management partner of The Art of Admissions since 2016. Previously, he served as a litigation associate at Simpson Thacher & Bartlett LLP from September 2008 to February 2016. Mr. Annis received his bachelor’s degree in Social Studies from Harvard University in 2004. He received his Juris Doctor Degree in Law from Cornell University in 2008. We believe Mr. Annis is qualified to serve on our board of directors due to his extensive commercial, legal and business development experience.

Sze Wai Lee has served as our independent director since February 2022. Mr. Lee has more than 28 years of experience in accounting, finance and investment. Mr. Lee has served as chairman of the board of directors and the chief executive officer of Shanghai Yingli Investment Management Co., Ltd, a PRC registered company engaged in media business in China under the brand name “Forbes China,” since 2018 and also the executive director and chief executive officer of Shanghai Capital Resources Investment Management Company Ltd, a PRC registered company engaged in commodities trading, since April 2015. He also served as the executive director and general manager of Shenzhen Yingli Investment Management Co., Ltd from December 2019 to October 2021 and a member of the board of directors of Forbes Global Media Holdings Inc. and Forbes Media LLC from May 2017 to November 2020. Mr. Lee received his bachelor’s degree in Commerce in Accounting from University of Wollongong in 1992. Mr. Lee is also a CPA of CPA Australia and a fellow member of Hong Kong Institute of CPA. We believe Mr. Lee is qualified to serve on our board of directors due to his extensive financial, commercial, corporate strategy, investment and transaction experience.

Harry Harnett has served as our independent director since February 2022. Mr. Harnett served as the chief operating officer and president at ADF Companies, a franchised restaurant operator of Pizza Hut, from August 2016 to June 2020. Mr. Harnett received his bachelor’s degree in Business Administration from Shorter University in 1998. We believe Mr. Harnett is qualified to serve on our board of directors due to his commercial, business development and transaction experience, as well as his contacts and relationships.

Executive Compensation

Plutonian has not entered into any employment agreements with its executive officers, and has not made any agreements to provide benefits upon termination of employment. Other than the Insider Shares issued to the directors during Plutonian’s IPO, no executive officer or director has received any cash compensation for services rendered to Plutonian and no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of its existing stockholders, including its directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Plutonian’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than Plutonian’s board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

PUBCO’S DIRECTORS AND EXECUTIVE OFFICERS AFTER THE BUSINESS COMBINATION

References in this section to “we,” “our,” “us,” and “PubCo,” generally refer to Big Tree Cloud Holdings Limited prior to the merger, and refer to Big Tree Cloud Holdings Limited and its consolidated subsidiaries after giving effect to the merger. References in this section to the “Holdco” and “Big Tree Cloud” generally refer to Big Tree Cloud International Group Limited.

Management and Board of Directors

The following persons are expected to serve as PubCo’s executive officers and directors immediately after the consummation of the Business Combination. The biographical information concerning the executive officers and directors has been set forth as below as of the date of this proxy statement/prospectus.

Name	Age	Position
Wenquan Zhu	[50]	[Chief Executive Officer and Chairman of Board]
Ting Yan	[34]	[Chief Financial Officer and Director]
Frank Li	[56]	[Director]
[•]	[•]	[•]
[•]	[•]	[•]
[•]	[•]	[•]
[•]	[•]	[•]

Executive Officers and Directors

Mr. Wenquan Zhu is the founder and chief executive officer of Big Tree Cloud and has served as the chairman of the board of directors of Big Tree Cloud since April 2021. Prior to that, he served at government authorities in Yunyan District, Guiyang City, Guizhou Province from 2004 to 2020. Mr. Zhu received a bachelor of laws degree from the Open University of China (formerly known as China Central Radio and TV University) and a master’s degree in business administration from Hong Kong Asia Business College.

Ms. Ting Yan has served as a director of Big Tree Cloud since November 2023 and is the chief financial officer of Big Tree Cloud. Prior to joining Big Tree Cloud in 2020, she served at Shenzhen Tiancheng Huaxin Certified Tax Agents (Special General Partnership) as project manager. Ms. Yan also served at Shenzhen Weifeng Motor Technology Co., Ltd. (formerly known as Shenzhen Weifeng Haosi New Energy Technology Co., Ltd.) as financial manager. Ms. Yan received her bachelor’s degree in accounting from Beijing Technology and Business University in 2018 and her master’s degree in business administration from Hong Kong Asia Business College in 2021.

Mr. Frank Li has served as a director of Big Tree Cloud since November 2023. Prior to that, he was a partner at Pengsheng Certified Public Accountants’ Firm (Special General Partnership) from 2018 to 2023. From 2017 to 2018, he served as the financial director of Shenzhen Saige Jianye Construction Investment Co., Ltd. From 1994 to 2005, Mr. Li worked at several accounting firms, commercial banks and private companies including Shenzhen Jinxinda Certified Public Accountants’ Firm (General Partnership), Shenzhen Commercial Bank (later known as Ping An Bank) and Hong Kong Jialai (China) Investment Holdings Co., Ltd., where he was responsible for financial matters. Mr. Li is a member of the Association of Chartered Certified Accountants, a Certified Public Accountant and a Certified Tax Agent. He received a master’s degree in accounting in 2015.

Independent Directors

[•]

Employment Agreements and Indemnification Agreements

PubCo will enter into employment agreements with each of its executive officers immediately prior to the consummation of the Business Combination. Under these agreements, each of PubCo’s executive officers is employed for a five-year period. PubCo may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including but not limited to incapacity to fulfill job responsibilities, breach of internal procedures or regulations which cause material damage to PubCo or breach of obligation of confidentiality.

An executive officer may terminate his/her employment at any time with 30 days prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for PubCo’s benefit, any confidential information of PubCo. In addition, all of PubCo’s executive officers have agreed to be bound by the non-competition agreements entered into between such executive officers and PubCo.

In addition, PubCo will enter into indemnification agreements with its directors and executive officers. PubCo is expected to indemnify its directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of them being PubCo’s directors or executive officers.

Board Composition

The primary responsibilities of PubCo’s board of directors (the “Board”) will be to provide oversight, strategic guidance, counseling and directions to the PubCo’s management. We intend to have seven directors upon the consummation of the Business Combination, including four non-independent directors and three independent directors. One of the independent directors will be designated by the Sponsor and remaining directors will be designated by the Holdco. Mr. Wenquan Zhu will serve as Chairman of the Board. The Board will meet on a regular basis and additionally as required.

Pursuant to the Amended Articles, PubCo may by an ordinary resolution appoint any person to be a director, and the Board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a Board meeting, appoint any person as a director, to fill a casual vacancy on the Board or as an addition to the existing Board. A director may be removed from office by an ordinary resolution of PubCo and or by the Board, notwithstanding anything in the Amended Articles or in any agreement between PubCo and such director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a director under the previous sentence may be filled by an ordinary resolution or by the affirmative vote of a simple majority of the remaining directors present and voting at a Board meeting. The office of director shall be vacated if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies, or is found to be or becomes of unsound mind, (3) resigns his office by notice in writing to the company, or (4) is removed from office by ordinary resolution or by the Board at any time before the expiration of his or her term.

Director Independence

The Board has determined that each member of [•], [•] and [•] will qualify as independent, as defined under the listing rules of Nasdaq. In addition, we will be subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications and operations of the audit committee, as discussed below.

Board Oversight of Risk

One of the core functions of the Board is to be informed to oversee PubCo’s risk management process. PubCo does not anticipate having a standing risk management committee, but rather anticipate administering this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight.

Committees of the Board of Directors

Upon the consummation of the business combination, the Board will establish an audit committee, a compensation committee, and a nominating and corporate governance committee. The Board will adopt a charter for each of the committees, which will comply with the applicable requirements of current Nasdaq rules. The charter of each committee will be available on PubCo’s website.

Audit Committee

Upon the effectiveness of the consummation of business combination, PubCo will establish an audit committee of the board of directors. [•], [•] and [•] will serve as members of the audit committee. Each member is “independent” in accordance with applicable law, including the rules of Nasdaq and the more rigorous SEC independence requirements for audit committee members set forth in Rule 10A-3 under the Exchange Act, as determined by the Board after consideration of all factors determined to be relevant rules and regulations of Nasdaq and the SEC. Each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements.

[•] will serve as chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of Nasdaq listing standards, and the Board has determined that [•] qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The purpose of the audit committee will be to assist our board of directors in overseeing and monitoring:

•        the quality and integrity of PubCo’s financial statements,

•        internal control over financial reporting and disclosure controls and procedures,

•        PubCo’s compliance with legal and regulatory requirements,

•        PubCo’s independent registered public accounting firm’s qualifications and independence,

•        the performance of PubCo’s internal audit function, and

•        the performance of PubCo’s independent registered public accounting firm.

Compensation Committee

Upon the effectiveness of the consummation of Business Combination, PubCo will establish a compensation committee of the Board. [•], [•] and [•] will serve as members of PubCo’s compensation committee. [•] will serve as chair of the compensation committee.

The purpose of the compensation committee is to assist the Board in discharging its responsibilities relating to:

•        reviewing and approving PubCo’s compensation program and compensation of PubCo’s executive officers and directors,

•        monitoring our incentive and equity-based compensation plans,

•        preparing the compensation committee report under the rules and regulations of the SEC,

•        reviewing and evaluating on an annual basis the performance of the compensation committee, and

•        recommending such changes as deemed necessary with the Board.

The composition and function of compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq’s listing rules, and so will to future requirements to the extent they become applicable to PubCo.

Nominating and Corporate Governance Committee

Upon the effectiveness of the consummation of Business Combination, PubCo will establish a nominating and corporate governance committee of the board of directors. [•], [•] and [•] will serve on PubCo’s nominating and corporate governance committee. [•] will serve as chairman of the nominating and corporate governance committee.

The primary purposes of the nominating and corporate governance committee will be to assist the Board in:

•        screening and recommending individuals to be elected by the Board to fill vacancies and newly created directorships, and the nominees to be elected as directors at any meeting of shareholders, based on, among other things, their independence, character, ability to exercise sound judgment, diversity, age, demonstrated leadership, and relevant skills and experience, including financial literacy, and experience in the context of the needs of the Board. The nominating and corporate governance committee is committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which Board candidates are chosen,

•        identifying individuals qualified to become new Board members, consistent with criteria approved by the Board,

•        reviewing the qualifications of incumbent directors to determine whether to recommend them for re-election and selecting, or recommending that the Board select, the director nominees for the next annual meeting of shareholders,

•        identifying members of the Board qualified to fill vacancies on any Board committee and recommending that the Board appoint the identified member or members to the applicable committee,

•        reviewing and recommending to the Board corporate governance principles applicable to us,

•        overseeing the evaluation of the Board and management, and

•        handling such other matters that are specifically delegated to the committee by the Board from time to time.

Director Nominations

PubCo’s nominating and corporate governance committee will screen and recommend to the Board candidates for nomination for election at the annual meeting of the shareholders. The Board will also consider director candidates recommended for nomination by its shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). PubCo’s shareholders that wish to nominate a director for election to the Board should follow the procedures set forth in Amended Articles (as amended from time to time).

In general, in identifying and evaluating nominees for director, the Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, character, and the ability to exercise sound judgement, and relevant skills and experience, including financial literacy, and experience in the context of the needs of the Board.

Code of Business Conduct

PubCo will adopt a new code of business conduct (the “code of business conduct”) that applies to all directors, executive officers and employees. It will be available on PubCo’s website upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part. PubCo’s code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Copies of the code of business conduct and charters for each of the committees of the Board will be provided without charge upon request from PubCo and will be posted on PubCo’s website. PubCo will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.

Compensation of Directors and Executive Officers

Following the closing of the Business Combination, we expect PubCo’s executive compensation program to be consistent with Big Tree Cloud’s existing compensation policies and philosophies. Following the closing of the Business Combination, decisions with respect to the compensation of PubCo’s executive officers, including its named executive officers, will be made by the compensation committee of the board of directors. The following discussion is based on the present expectations as to the compensation of the named executive officers and directors following the Business Combination. The actual compensation of the named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion.

We anticipate that compensation for PubCo’s executive officers will have the following components: base salary, cash bonus opportunities, share incentive award, broad-based employee benefits, supplemental executive perquisites and severance benefits. Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits will be designed to attract and retain senior management talent. PubCo will also use cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of its named executive officers with the long-term interests of its equity owners and to enhance executive retention.

beneficial ownership of securities

Beneficial ownership of Plutonian

The following table sets forth information regarding the beneficial ownership of SPAC Common Stock as of the date of this proxy statement/prospectus, by:

•        each person known by Plutonian to be the beneficial owner of 5% or more of SPAC Common Stock;

•        each of Plutonian’s current officers and directors; and

•        all of Plutonian’s current officers and directors, as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares (of the applicable type) beneficially owned by them.

The percentage of beneficial ownership of Plutonian in the table below is calculated based on 5,000,767 shares of SPAC Common Stock outstanding as of September 30, 2023.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership of Common Stock	Approximate Percentage of Outstanding Shares of Common Stock
Plutonian Investments LLC(2)	1,538,625	30.77%
Wei Kwang Ng	50,000	1.00%
Ke Wang	30,000	* %
Sze Wai Lee	40,000	* %
Robert M. Annis	25,000	* %
Harry Harnett	20,000	* %

All current directors and executive officers as a group (five individuals)	1,703,625	34.07%
Harraden Circle Investors, LP(3)	456,842	9.14%
Harraden Circle Investors GP, LP(3)	456,842	9.14%
Harraden Circle Investors GP, LLC(3)	456,842	9.14%
Harraden Circle Investments, LLC(3)	473,398	9.47%
Frederick V. Fortmiller, Jr.(3)	488,500	9.77%
Space Summit Capital LLC(4)	550,000	11.00%

____________

*        Less than 1%.

(1)      Unless otherwise indicated, the business address of each of the individuals is c/o Plutonian Acquisition Corp., 1441 Broadway 3rd, 5th & 6th Floors, New York, NY 10018.

(2)      Plutonian Investments LLC, our sponsor, is controlled by Mr. Guojian Zhang.

(3)      Based on a Schedule 13G filed by the reporting person. The address for the reporting person is 299 Park Avenue, 21st Floor, New York, NY 10171.

(4)      Based on a Schedule 13G filed by the reporting person. The address for the reporting person is 15455 Albright Street, Pacific Palisades, CA 90272.

Beneficial Ownership of Holdco

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Holdco Shares beneficially owned by them.

The percentage of beneficial ownership of the Company in the table below is calculated based on 50,000 Holdco Shares outstanding as of the date of this proxy statement/prospectus.

Unless otherwise indicated, the business address of each of the following beneficial owners is Room 3303, Building 1, Zhongliang Yunjing Plaza, Heshuikou Community, Matian Street, Guangming District, Shenzhen 518083, PRC.

Beneficial Owner	Amount of Beneficial Ownership	Percentage of Outstanding Holdco Shares
The Holdco 5% or Greater Shareholders:
PLOUTOS GROUP LIMITED(1)	50,000	100%
The Holdco Current Officers and Directors:
Mr. Wenquan Zhu	50,000	100%

All officers and directors as a group	50,000	100%

____________

(1)      PLOUTOS GROUP LIMITED is a company incorporated under the laws of the British Virgin Islands. The registered address of PLOUTOS GROUP LIMITED is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110, British Virgin Islands. PLOUTOS GROUP LIMITED is indirectly wholly owned and controlled by Mr. Wenquan Zhu, the chairman of the board and chief executive officer of Holdco.

Beneficial Ownership of PubCo

The following table sets forth information regarding the beneficial ownership of PubCo Ordinary Shares immediately following the consummation of the Business Combination by:

•        each person known by PubCo who will be the beneficial owner of more than 5% of the outstanding PubCo Ordinary Shares immediately following the consummation of the Business Combination;

•        each person who will become an executive officer or a director of PubCo upon consummation of the Business Combination; and

•        all of the executive officers and directors of PubCo as a group upon consummation of the Business Combination.

Except as otherwise noted herein, the number and percentage of PubCo Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any PubCo Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any PubCo Ordinary Shares which the holder has the right to acquire within 60 days of through the exercise of any option or any other right.

The expected beneficial ownership of shares of PubCo Ordinary Shares post-Business Combination assumes two scenarios:

•        Scenario 1 — Assuming No Redemptions:    The expected beneficial ownership of PubCo Ordinary Shares immediately following consummation of the Business Combination, assuming no redemption by SPAC Public Stockholders in addition to the redemption of 2,510,358 SPAC Common Stock in connection with SPAC’s special meeting on August 8, 2023, has been determined based on the following: (1) none of the investors set forth in the table below has purchased or purchases shares of PubCo Ordinary Shares (post-Business Combination), and (2) there will be an aggregate of [•] PubCo Ordinary Shares issued and outstanding, at the time of the consummation of the Business Combination.

•        Scenario 2 — Assuming Maximum Redemptions:    The expected beneficial ownership of PubCo Ordinary Shares immediately following consummation of the Business Combination assuming the Maximum Redemptions, has been determined based on the following: (1) none of the investors set forth in the table below has purchased or purchases shares of PubCo Ordinary Shares (post-Business Combination), and (2) there will be an aggregate of [•] PubCo Ordinary Shares issued and outstanding at the time of the consummation of the Business Combination.

Unless otherwise noted, the business address of each of the following beneficial owners is Room 3303, Building 1, Zhongliang Yunjing Plaza, Heshuikou Community, Matian Street, Guangming District, Shenzhen 518083, PRC.

As of the date of this proxy statement/prospectus			Post-Business Combination (Assuming No Redemption(1))			Post-Business Combination (Assuming Maximum Redemption(2))
Name of Beneficial Owner	Number of Ordinary Shares	Percentage of Total Ordinary Shares	Number of Ordinary Shares	Percentage of Total Ordinary Shares		Number of Ordinary Shares	Percentage of Total Ordinary Shares
All 5% or Greater Shareholders
PLOUTOS GROUP LIMITED(3)	50,000,000	100%	50,000,000	[•]	%	50,000,000	[•]	%
[•]	—	—	[•]	[•]	%	[•]	[•]	%
Directors and Executive Officers Post-Business Combination
Wenquan Zhu	50,000,000	100%	50,000,000	[•]	%	50,000,000	[•]	%
Ting Yan	—	—	—	—		—	—
Frank Li	—	—	—	—		—	—
[•]	[•]	[•] %	[•]	[•]	%	[•]	[•]	%
All executive officers and directors as a group	[•]	[•] %	[•]	[•]	%	[•]	[•]	%

____________

(1)      The post-Business Combination percentage of beneficial ownership of the PubCo is calculated based on [•] PubCo Ordinary Shares. Except as otherwise indicated, and subject to applicable community property laws, PubCo believes based on the information provided to the it that the persons named in the table have sole voting and investment power with respect to all PubCo Ordinary Shares shown as beneficially owned by such person.

(2)      The post-Business Combination percentage of beneficial ownership of the PubCo is calculated based on [•] PubCo Ordinary Shares. This amount of outstanding shares assumes [•] PubCo Ordinary Shares are redeemed.

(3)      PLOUTOS GROUP LIMITED is a company incorporated under the laws of the British Virgin Islands. The registered address of PLOUTOS GROUP LIMITED is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110, British Virgin Islands. PLOUTOS GROUP LIMITED is indirectly wholly owned and controlled by Mr. Wenquan Zhu, the chairman of the board and chief executive officer of Holdco.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Transactions of Plutonian

Insider Shares

On February 20, 2022, Plutonian issued 1,437,500 shares of SPAC Common Stock to the Insiders for an aggregated consideration of $25,000. The Insider Shares included an aggregate of up to 187,500 shares subject to forfeiture by the Initial Stockholders to the extent that the underwriters’ over-allotment would not be exercised in full, so that the Initial Stockholders would collectively own 20% of Plutonian’s issued and outstanding shares after the IPO.

The Insiders have agreed not to transfer, assign or sell any of their Insider Shares (except to certain permitted transferees) until the earlier of (1) 150 calendar days after the date of the consummation of Plutonian’s initial business combination and the date on which the closing price of Plutonian’s shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after Plutonian’s initial business combination or (2) six months after the date of the consummation of Plutonian’s initial business combination, or earlier, in either case, if, subsequent to Plutonian’s initial business combination, Plutonian consummates a liquidation, merger, stock exchange or other similar transaction which results in all of Plutonian’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement

Simultaneously with the closing of the IPO on November 15, 2022, the Sponsor purchased an aggregate of 266,125 Private Units at a price of US$10.00 per SPAC Private Unit for an aggregate purchase price of US$2,661,250 in a private placement. Each SPAC Private Unit will consist of one share of SPAC Common Stock, one SPAC Warrant and one SPAC Right. Each SPAC Right will convert into one-sixth (1/6) of one share of SPAC Common Stock upon the consummation of a Business Combination. The net proceeds from the SPAC Private Units were added to the proceeds from the IPO to be held in the Trust Account. If Plutonian does not complete a Business Combination as prescribed under its Charters, the proceeds from the sale of the SPAC Private Units will be used to fund the redemption of the Plutonian’s public shares (subject to the requirements of applicable law), and the SPAC Private Units and all underlying securities will expire worthless.

Promissory Note — Related Party

On February 20, 2022, the Sponsor agreed to loan the Company up to an aggregate amount of $200,000 to be used, in part, for transaction costs incurred in connection with the IPO (the “Promissory Note”). The Promissory Note is unsecured, interest-free and due on the closing of the IPO. The Company repaid the outstanding balance of $200,000 to the Sponsor on November 29, 2022.

On June 20, 2023, August 8, 2023 and September 14, 2023, the Sponsor provided the Company with a loan of $150,000 (“Promissory Note 1”), $210,000 (“Promissory Note 2”) and $140,000 (“Promissory Note 3”), respectively, to be used, in part, for working capital and term extension fees. Promissory Note 1 and Promissory Note 3 are unsecured, interest-free and payable on the earlier of: 1) the date on which the Company consummates an initial business combination, or 2) the date the Company liquidates if a business combination is not consummated. The Sponsor may elect to convert the promissory notes in shares of the Company common stock at a fixed price of $10.00 per share at any time when promissory notes remain outstanding. Promissory Note 2 has the same terms as Promissory Note 1 and Promissory Note 3, except the Sponsor may elect to convert the promissory note into 25,200 shares ($8.33 per share) of the Company common stock. As of September 30, 2023 and December 31, 2022, $500,000 and $0 were outstanding, respectively, under all the promissory notes.

Related Party Loans

In addition, in order to finance transaction costs in connection with searching for a target business or consummating an intended initial Business Combination, the initial stockholders, officers, directors or their affiliates may, but are not obligated to, loan us funds as may be required. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Such loans would be evidenced by promissory notes. The notes would either be paid upon consummation of the Company’s initial Business Combination, without interest, or, at the lender’s discretion, up to $600,000 of the notes may be converted upon consummation of the Company’s Business Combination into Private Units at a price of $10.00 per unit.

As of September 30, 2023 and December 31, 2022, the Company had no borrowings under the related party loans.

Certain Transactions of the Company Group

Related Party Transactions — Big Tree Cloud

Our Related Parties

No.	Name of Related Parties	Relationship
1.	Wenquan Zhu	Controlling shareholder and Chairman of the Group
2.	Big Tree Cloud Network Technology (Shenzhen) Co., Ltd (“Big Tree Cloud Shenzhen”)	An entity controlled by Wenquan Zhu
3.	Shenyang Jingxihui Network Technology Co., Ltd (“Shenyang Jingxihui”)	An entity controlled by Wenquan Zhu
4.	Shenzhen Jingxihui Trading Co., Ltd (“Shenzhen Jingxihui”)	An entity controlled by Wenquan Zhu
5.	Shenzhen Big Tree Rong Trading Co., Ltd (“Shenzhen Big Tree Rong Trading”)	An entity controlled by Wenquan Zhu
6.	Ting Yan	Chief Financial Officer and Director

Transactions with Big Tree Cloud Shenzhen

For the year ended June 30, 2022, we engaged Big Tree Cloud Shenzhen for the provision of technical services in relation to our business operations and incurred a total service fee of US$152,507. We paid this amount in the regular course of business operations. For the year ended June 30, 2023, Big Tree Cloud Shenzhen provided technical services in the amount of US$572,250, and we periodically paid this amount in the regular course of business operations, with US$31,965 remain due to Big Tree Cloud Shenzhen as of June 30, 2023.

For the years ended June 30, 2022 and 2023, we sold certain goods to and made payments on behalf of Big Tree Cloud Shenzhen, and the total amount due from Big Tree Cloud Shenzhen was US$832,897 as of June 30, 2023.

We and Big Tree Cloud Shenzhen agree to offset the remaining balance among the parties, and Big Tree Cloud Shenzen paid the remaining balance of US$800,932 as of October 2023.

Transactions with Shenzhen Jingxihui

For the year ended June 30, 2022, we sold certain goods to Shenzhen Jingxihui for a total value of US$185,019, and we collected this payment in the regular course of business operations. For the year ended June 30, 2023, we sold certain goods to Shenzhen Jingxihui for a total value of US$236,605, and we collected these payments in the regular course of business operations.

For the year ended June 30, 2022, Shenzhen Jingxihui made payments on our behalf, and as a result, we incurred US$177,239 in accounts payables. We made these payments to Shenzhen Jingxihui as of June 30, 2023.

Transactions with Shenyang Jingxihui

For the year ended June 30, 2022, we sold certain goods to Shenyang Jingxihui for a total value of US$185,019, and we collected these payment in the regular course of business operations.

For the year ended June 30, 2022, Shenyang Jingxihui made payments on our behalf, and as a result, we incurred US$149,041 in accounts payables. We made these payments to Shenyang Jingxihui as of June 30, 2023.

Transactions with Shenzhen Big Tree Rong Trading

For the year ended June 30, 2022, we sold certain goods to Shenzhen Big Tree Rong Trading for a total value of US$291,884. We collected the payments due from Shenzhen Big Tree Rong Trading in the regular course of business operations.

For the year ended June 30, 2022, Big Tree Rong Trading made payments on our behalf, and as a result, we incurred US$49,299 in accounts payables. We made these payments to Shenzhen Big Tree Rong as of June 30, 2023.

Transactions with Wenquan Zhu

In 2022, Wenquan Zhu executed and obtained a loan in the amount of RMB10 million, or approximately US$1.38 million, at an interest rate of 5% per annum on behalf of our Group from a commercial bank. Due to the commercial bank’s rule, this type of loan may only be issue to an individual rather than a commercial entity. This loan arrangement also required the pledge of assets as collateral. Therefore, Wenquan Zhu was deemed as the borrower with the Group’s real property pledged as the collateral asset. The aggregate loan payment was immediately transferred from Wenquan Zhu’s personal account to the Group’s bank account upon release of the loan by the commercial bank. Under this loan arrangement, Wenquan Zhu paid the monthly interests on behalf of our Group, and we reimbursed Wenquan Zhu accordingly. This type of loan is common in China for companies with limited operating history. For the years ended June 30, 2022 and 2023, the amounts due to Wenquan Zhu under this arrangement were US$1.3 million and US$1.3 million, respectively.

As of November, 2023, the loan arrangement was terminated and the commercial bank has released the security interest in our Group’s assets.

Transactions with Ting Yan

For the year ended June 30, 2023, we had US$61,374 due from Ting Yan which mainly represent an interest free loan we made to her. Ting Yan has repaid this loan as of October, 2023.

DESCRIPTION OF PUBCO’S SECURITIES

The following description of the material terms of the share capital of PubCo following the closing of the Business Combination includes a summary of specified provisions of the amended and restated memorandum and articles of association of PubCo (the “Amended Articles”) that will be in effect upon closing of the Business Combination. This description is qualified by reference to the Amended Articles as will be in effect upon consummation of the Business Combination, substantially in the form attached to this proxy statement/prospectus as Annex B and incorporated in this proxy statement/prospectus by reference. In this section, the terms “PubCo,” “we,” “our” or “us” refer to Big Tree Cloud Holdings Limited following the closing of the Business Combination, and all capitalized terms used in this section are as defined in the Amended Articles, unless elsewhere defined herein.

PubCo is a Cayman Islands exempted company and its affairs are governed by the Amended Articles, upon the closing of the Business Combination, the Cayman Companies Act, and the common law of the Cayman Islands.

As of the date of this proxy statement/prospectus, the authorized share capital of PubCo is US$50,000 divided into 500,000,000 PubCo Ordinary Shares of a par value of US$0.0001 each, with 100 PubCo Ordinary Shares issued and outstanding.

Upon the completion of the Business Combination, the authorized share capital of the PubCo will be US$50,000 divided into 500,000,000 PubCo Ordinary Shares of a par value of US$0.0001 each. Following the completion of the Business Combination, PubCo will have [•] PubCo Ordinary Shares issued and outstanding (assuming no redemption by SPAC Public Stockholders in addition to the redemption of 2,510,358 SPAC Common Stock in connection with SPAC’s special meeting on August 8, 2023), or [•] PubCo Ordinary Shares issued and outstanding (assuming the Maximum Redemption scenario). All of the PubCo Ordinary Shares issued and outstanding, and all of the PubCo Ordinary Shares to be issued pursuant to the Transactions have been or will be issued as fully paid.

The following includes a summary of the material provisions of the Amended Articles of the PubCo after the completion of the Business Combination and the Cayman Companies Act in so far as they relate to the material terms of PubCo Ordinary Shares. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Amended Articles attached as Annex B to this proxy statement/prospectus.

Ordinary Shares

General

All of issued PubCo Ordinary Shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. PubCo shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of PubCo Ordinary Shares are entitled to such dividends as may be declared by the directors or by ordinary resolutions of the PubCo. The Amended Articles provide that dividends may be declared and paid out of PubCo’s profits, or out of monies otherwise available for dividend in accordance with the Cayman Companies Act.

Voting Rights

In respect of all matters upon which the ordinary shares are entitled to vote, each PubCo Ordinary Share is entitled to one vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by any one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10% of all votes attaching to all of the total issued voting shares of PubCo.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to the Amended Articles.

Directors’ Power to Issue Shares

Subject to applicable law, PubCo’s board of directors may, in their absolute discretion and without the approval of the shareholders, cause PubCo to (1) issue, allot and dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; (2) grant rights over shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper; and (3) grant options with respect to shares and issue warrants or similar instruments with respect thereto.

Transfer of PubCoOrdinary Shares

Subject to the restrictions contained in the Amended Articles and the Lock-up Agreement, any of PubCo shareholders may transfer all or any of his or her PubCo Ordinary Shares by an instrument of transfer in writing in the usual or common form or any other form approved by PubCo’s board of directors.

PubCo’s board of directors may decline to register any transfer of any PubCo Ordinary Shares unless:

•        the instrument of transfer is lodged with PubCo, accompanied by the certificate for the PubCo Ordinary Shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of PubCo Ordinary Shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the PubCo Ordinary Share is to be transferred does not exceed four;

•        the shares conceded are free of any lien in favor of PubCo; or

•        a fee of such maximum sum as the exchange may determine to be payable or such lesser sum as PubCo’s directors may from time to time require is paid to PubCo in respect thereof.

If PubCo’s directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged with us, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of PubCo Ordinary Shares shall be distributed among the holders of the PubCo Ordinary Shares on a pro rata basis. If PubCo’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by PubCo’s shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to the terms of allotment, PubCo’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their PubCo Ordinary Shares. The PubCo Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Cayman Companies Act and other applicable law, PubCo may issue shares on terms that are subject to redemption, at PubCo’s option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Variations of Rights of Shares

If at any time, PubCo’s share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to the provisions of the Cayman Companies Act and terms of issue of shares of such class, be varied with without the consent of the holders of the issued shares of that class where such variation is considered by PubCo’s directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

General Meetings of Shareholders

PubCo’s directors may call extraordinary general meetings, and they shall on a requisition of PubCo Shareholders holding not less than one-third of the share capital of PubCo forthwith proceed to convene an extraordinary general meeting of the PubCo. Advance notice of at least seven calendar days is required for the convening of PubCo’s annual general meeting and any other extraordinary general meeting of PubCo shareholders. A quorum required for a meeting of shareholders consists of the holders of not less than one-third of the aggregate voting power of all of the ordinary shares present in person or by proxy.

Inspection of Books and Records

Holders of PubCo Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of PubCo’s list of shareholders or PubCo’s corporate records (other than copies of PubCo’s memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by PubCo shareholders). Under Cayman Islands law, the names of PubCo’s current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

Changes in Capital

PubCo may from time to time by Ordinary Resolution:

•        increase PubCo’s share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as PubCo in general meeting may determine;

•        consolidate and divide all or any of PubCo’s share capital into shares of a larger amount than its existing shares;

•        by subdivision of its existing shares or any of them divide the whole or any part of PubCo’s share capital into shares of smaller amount than is fixed by the Amended Articles; or

•        cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

PubCo may by special resolution reduce its share capital or any capital redemption reserve fund in any manner permitted by the Cayman Companies Act.

Anti-Takeover Provisions

Some provisions of the Amended Articles may discourage, delay or prevent a change of control of PubCo or management that shareholders may consider favorable, including provisions that:

•        authorize PubCo’s board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by PubCo’s shareholders; and

•        limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, PubCo’s directors may only exercise the rights and powers granted to them under the Amended Articles for a proper purpose and for what they believe in good faith to be in the best interests of PubCo.

COMPARISON OF SHAREHOLDERS’ RIGHTS

This section describes the material differences between the rights of Plutonian’s stockholders and the proposed rights of PubCo’s shareholders. This summary is not complete and does not cover all of the differences between the Cayman Islands laws and Delaware laws affecting corporations and their shareholders or all the differences between Plutonian’s and PubCo’s organizational documents. The summary is therefore subject to the complete text of the relevant provisions of the Cayman Islands laws and Delaware laws and Plutonian’s and PubCo’s organizational documents. For information on Plutonian’s amended and restated certificate of incorporation see the section titled, “Where You Can Find Additional Information” in this proxy statement/prospectus. For a summary of PubCo’s Amended and Restated Memorandum and Articles of Association, see the section titled “Description of PubCo’s Securities” in this proxy statement/prospectus and see the full text of PubCo’s Amended and Restated Memorandum and Articles of Association attached to this proxy statement/prospectus as Annex B.

	Plutonian	PubCo
Authorized share capital	The total number of shares which Plutonian shall have authority to issue is 15,000,000 shares of common stock, US$0.0001 par value (“Common Stock”).	Upon the completion of the Business Combination, the authorized share capital of the PubCo will be US$50,000 divided into 500,000,000 PubCo Ordinary Shares of a par value of US$0.0001 each.
Number, qualification and term of directors

Under Plutonian’s amended and restated bylaws, the Plutonian Board shall consist of one or more members. The number of directors shall be fixed initially by the incorporator of Plutonian and may thereafter be changed from time to time by resolution of the Plutonian Board or of the stockholders. Directors need not be residents of the State of Delaware nor stockholders of the corporation. The directors shall be elected at the annual meeting of the stockholders, and each director elected shall serve until the next succeeding annual meeting and until his successor shall have been elected and qualified.

Under the Amended Articles, unless otherwise determined by the PubCo in general meeting, the number of directors shall not be less than one or more than seven (7) directors. A director shall not be required to hold any shares in the PubCo by way of qualification. The directors shall be elected or appointed by the shareholders at general meeting. Each director shall hold office until the expiration of his term and until his successor shall have been elected and qualified.

Removal of directors

Under Plutonian’s amended and restated bylaws, any director may be removed, either for or without cause, at any time by action of the holders of a majority of the outstanding shares of stock entitled to vote thereon, either at a meeting of the holders of such shares or, whenever permitted by law, without a meeting by their written consents thereto.

Under the Amended Articles, a director may be removed from office by ordinary resolution of PubCo or by PubCo’s board of directors at any time before the expiration of his term.

	Plutonian	PubCo
Vacancies on the board of directors

Under Plutonian’s amended and restated bylaws, vacancies and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, though less than a quorum, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify. A vacancy created by the removal of a director by the stockholders may be filled by the stockholders.

Under the Amended Articles, the directors may by the affirmative vote of a simple majority of the remaining directors appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board. PubCo may by ordinary resolution elect any person to be a director either to fill a casual vacancy on the board or as an addition to the existing board. A vacancy on the board created by the removal of a director may be filled by the election or appointment by ordinary resolution at the meeting at which such director is removed or by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting.

Fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purposes for which such powers were intended.

	Plutonian	PubCo
Cumulative voting	Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it.	There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands.
Amendment to articles of association

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Plutonian’s amended and restated bylaws, the by-laws may be altered, amended, supplemented or repealed or new by-laws may be adopted (a) at any regular or special meeting of stockholders at which a quorum is present or represented, by the affirmative vote of the holders of a majority of the shares entitled to vote, provided notice of the proposed alteration, amendment or repeal be contained in the notice of such meeting, or (b) by a resolution adopted by a majority of the whole Plutonian Board at any regular or special meeting of the Plutonian Board, and the stockholders shall have authority to change or repeal any by-laws adopted by the directors.

The Amended Articles do not provide for cumulative voting.
Quorum

Under Plutonian’s amended and restated bylaws, the holders of a majority of the shares of capital stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by Plutonian’s certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders present in person or represented by proxy shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

Under the Amended Articles, no business shall be transacted at any general meeting unless a quorum of PubCo Shareholders is present at the time when the meeting proceeds to business. One or more shareholders holding not less than an aggregate of one-third of all voting share capital of the PubCo in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

	Plutonian	PubCo
Shareholder meetings

Under Plutonian’s amended and restated bylaws:

•   the annual meeting of the stockholders of Plutonian shall be held wholly or partially by means of remote communication or at such place, within or without the State of Delaware, on such date and at such time as may be determined by the Plutonian Board and as shall be designated in the notice of said meeting.

•   special meetings of the stockholders for any purpose or purposes, unless otherwise prescribed by statute or by Plutonian’s Certificate of Incorporation, may be held wholly or partially by means of remote communication or at any place, within or without the State of Delaware, and may be called by resolution of the Plutonian Board, or by the chairman or president of the Plutonian Board (if any).

•   whenever the stockholders are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a written consent or electronic transmission, setting forth the action so taken, shall be signed or e-mailed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting called for such purpose.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association.

The Amended Articles provide that: (a) all general meetings other than annual general meetings shall be called extraordinary general meetings; extraordinary general meetings may be convened by a majority of the board of directors of PubCo; (b) the board of directors of PubCo shall also, upon the requisition in writing of one or more shareholders holding shares which carry in the aggregate not less than one-third of all votes attaching to all issued and outstanding shares of PubCo that as at the date of the requisition carries the right of voting at general meetings, convene a general meeting; (c) at least seven calendar days’ notice (exclusive of the day on which it is given or deemed to be given and of the day for which it is given) shall be given for any general meeting; (d) one or more shareholders of not less than one-third of the aggregate voting power of all of the PubCo Ordinary Shares present in person or by proxy will be a quorum.

As a Cayman Islands exempted company, PubCo is not obliged by the Cayman Companies Act to call shareholders’ annual general meetings. The Amended Articles provide that PubCo may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting.

	Plutonian	PubCo
Shareholders’ voting rights	Under Plutonian’s amended and restated certificate of incorporation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

Under the Amended Articles, in respect of all matters upon which the ordinary shares are entitled to vote, each PubCo Ordinary Share is entitled to one vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by any one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10% of all votes attaching to all of the total issued voting shares of PubCo.

Shareholders’ derivative actions

Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit a winning plaintiff to recover attorneys’ fees incurred in connection with such action.

In principle, PubCo will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against, or derivative actions in the name of the company to challenge actions where:

•   a company acts or proposes to act illegally or ultra vires;

•   the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•   those who control the company are perpetrating a “fraud on the minority”

	Plutonian	PubCo
Notice of shareholder meetings

Under Plutonian’s amended and restated bylaws:

•   Written or printed notice of the meeting stating the place, day and hour of the meeting and, in case of a special meeting, stating the purpose or purposes for which the meeting is called, and in case of a meeting held by remote communication stating such means, shall be delivered not less than ten nor more than sixty days before the date of the meeting, either personally, by mail, or by telegram, facsimile or cable or other electronic means, by or at the direction of the chief executive officer, the secretary, or the persons calling the meeting, to each stockholder of record entitled to vote at such meeting. Such notice shall be deemed to be given at the time of receipt thereof if given personally or at the time of transmission thereof if given by telegram, telex, facsimile or cable or other electronic means.

•   Stockholders seeking to bring business before Plutonian’s annual meeting of stockholders, or to nominate candidates for election as directors at Plutonian’s annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to Plutonian’s principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the scheduled date of the annual meeting of stockholders. Plutonian’s bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude Plutonian’s stockholders from bringing matters before Plutonian’s annual meeting of stockholders or from making nominations for directors at Plutonian’s annual meeting of stockholders.

Under the Amended Articles, at least seven calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the PubCo, provided that a general meeting of the PubCo shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Amended Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

•   in the case of an annual general meeting by all the shareholders (or their proxies) entitled to attend and vote thereat; and

•   in the case of an extraordinary general meeting by a majority in number of the shareholders (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five percent in par value of the shares giving that right.

The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any shareholder shall not invalidate the proceedings at any meeting.

	Plutonian	PubCo
Indemnification, liability insurance of directors and officers

A corporation has the power to indemnify any director, officer, employee, or agent of the corporation who was, is or is threatened to be made a party to an action, suit or proceeding who acted in good faith and in a manner they believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his or her conduct would be unlawful, against amounts actually and reasonably incurred. Additionally, under the Delaware General Corporate Law, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

PubCo’s Amended Articles provides that every director and officer of PubCo, together with every former director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the PubCo against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or willful default. No Indemnified Person shall be liable to PubCo for any loss or damage incurred by the PubCo as a result of the carrying out of their functions unless that liability arises through the actual fraud or willful default of such Indemnified Person. No person shall be found to have committed actual fraud or willful default under the Amended Articles unless or until a court of competent jurisdiction shall have made a finding to that effect.

The directors, on behalf of the PubCo, may purchase and maintain insurance for the benefit of any director or other officer of the PubCo.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to PubCo’s directors, officers or persons controlling PubCo under the foregoing provisions, PubCo has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

	Plutonian	PubCo
Winding up

In the event that Plutonian does not consummate a Business Combination by August 15, 2023, or if it shall, in its sole discretion determine to elect to extent the amount of time complete a Business Combination, up to four times for an additional three months each time, from August 15, 2023 to August 15, 2024 (the later such date actually extended being referred to as or, in each case if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open, the “Termination Date”), Plutonian shall (1) cease all operations except for the purposes of winding up, (2) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the IPO Shares for cash for a redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (3) as promptly as reasonably possible following such redemption, subject to approval of Plutonian’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the Plutonian Board pursuant to Section 275(a) of the GCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Plutonian’s plan of dissolution and liquidation, subject (in the case of (2) and (3) above) to Plutonian’s obligations under the GCL to provide for claims of creditors and other requirements of applicable law. In such event, the per-share redemption price shall be equal to a pro rata share of the Trust Account plus any pro rata interest earned on the funds held in the Trust Account and not previously released to Plutonian to pay its taxes divided by the total number of IPO Shares then outstanding.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Amended Articles, if PubCo is wound up, the liquidator of PubCo’s company may distribute the assets with the sanction of a special resolution of the shareholders and any other sanction required by the Cayman Companies Act.

	Plutonian	PubCo
Variation of rights of shares

Under the Delaware General Corporate Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

If at any time, PubCo’s share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to the provisions of the Cayman Companies Act and terms of issue of shares of such class, be varied with without the consent of the holders of the issued shares of that class where such variation is considered by the PubCo’s directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Anti-takeover provisions

Plutonian is subject to the provisions of Section 203 of the Delaware General Corporate Law, regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•   a stockholder who owns 10% or more of Plutonian’s outstanding voting stock (otherwise known as an “interested stockholder”);

•   an affiliate of an interested stockholder; or

•   an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

Some provisions of the Amended Articles may discourage, delay or prevent a change of control of PubCo or management that shareholders may consider favorable, including provisions that:

•   authorize PubCo’s board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by PubCo’s shareholders; and

•   limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, PubCo’s directors may only exercise the rights and powers granted to them under the Amended Articles for a proper purpose and for what they believe in good faith to be in the best interests of PubCo.

Plutonian	PubCo

A “business combination” includes a merger or sale of more than 10% of Plutonian’s assets. However, the above provisions of Section 203 do not apply if:

•   Plutonian Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•   after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of Plutonian’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•   on or subsequent to the date of the transaction, the business combination is approved by Plutonian Board and authorized at a meeting of Plutonian’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

Cayman Islands

PubCo was incorporated in the Cayman Islands in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

PubCo’s amended and restated memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between PubCo, PubCo’s officers, directors and shareholders, be arbitrated.

Substantially all of PubCo’s operations are conducted outside the United States, and all of PubCo’s assets are located outside the United States. A majority of PubCo’s directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. Due to the lack of reciprocity and treaties between the United States and some of these foreign jurisdictions, and cost and time constraints, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against PubCo or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

PubCo will appoint [•] as its agent upon whom process may be served in any action brought against it under the securities laws of the United States after the consummation of the Business Combination.

Maples and Calder (Hong Kong) LLP, PubCo’s counsel as to Cayman Islands law, have advised PubCo that there is uncertainty as to whether the courts of the Cayman Islands would:

•        recognize or enforce judgments of United States courts obtained against PubCo or PubCo’s directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against PubCo or PubCo’s directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has informed PubCo that it is uncertain whether the courts of the Cayman Islands will allow shareholders of PubCo to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as PubCo. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has further informed PubCo that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

PRC

Commerce & Finance Law Offices, the Company’s PRC counsel, has advised it that there is uncertainty as to whether the courts of China would:

•        recognize or enforce judgments of United States courts obtained against it or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against it or its directors or officers predicated upon the securities laws of the United States or any state in the United States.

Commerce & Finance Law Offices has further advised that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

LEGAL MATTERS

The legality of the PubCo Ordinary Shares offered by this proxy statement/prospectus and certain other Cayman Islands legal matters will be passed upon for PubCo by Maples and Calder (Hong Kong) LLP. Certain legal matters relating to U.S. law will be passed upon for PubCo by Paul Hasting LLP. Certain legal matters relating to PRC law will be passed upon for PubCo by Commerce & Finance Law Offices. Paul Hasting LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Certain legal matters relating to U.S. law will be passed upon for Plutonian by Wilson Sonsini Goodrich & Rosati, P.C. Certain legal matters relating to PRC law will be passed upon for Plutonian by Global Law Office.

EXPERTS

The consolidated financial statements of Big Tree Cloud International Group Limited as of June 30, 2022 and June 30, 2023 and for the year ended June 30, 2022 and June 30, 2023, included in this proxy statement/prospectus of Big Tree Cloud Holdings Limited, which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Audit Alliance LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Plutonian Acquisition Corp. as of December 31, 2022 and for the year then ended, appearing in this Registration Statement on Form F-4 have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report thereon and included in this proxy statement/prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of Plutonian Acquisition Corp. as of December 31, 2021 and for the period from March 11, 2021 (inception) through December 31, 2021, appearing in this Registration Statement on Form F-4 have been audited by Friedman LLP, an independent registered public accounting firm, as stated in their report thereon and included in this proxy statement/prospectus, in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

future shareholder proposals and nominations

If the Business Combination is consummated, PubCo will hold an annual general meeting. PubCo will provide notice of or otherwise publicly disclose the date on which the annual meeting will be held. As a foreign private issuer, PubCo will not be subject to the SEC’s proxy rules.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Plutonian and service providers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, Plutonian will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of such document was delivered and who wishes to receive separate copies of such document. Stockholders receiving multiple copies of such document may likewise request that Plutonian delivers single copies of such document in the future. Stockholders may notify Plutonian of their requests by writing or calling Plutonian at its principal executive offices at 1441 Broadway 3rd, 5th & 6th Floors, New York NY 10018; telephone number: (646) 969-0946. Following the Business Combination, such requests should be made by writing or calling PubCo, Room 3303, Building 1, Zhongliang Yunjing Plaza, Heshuikou Community, Matian Street, Guangming District, Shenzhen 518083, PRC or +86 0755 2759-5623.

Big Tree Cloud International Group Limited
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PLUTONIAN ACQUISITION CORP.
INDEX TO FINANCIAL STATEMENTS

Financial Statements (Unaudited):
Condensed Balance Sheets as of September 30, 2023 (Unaudited) and December 31,2022 (Audited)	F-52
Unaudited Condensed Statements of Operations for the three and nine months ended September 30, 2023 and 2022	F-53
Unaudited Condensed Statements of Changes in Stockholders’ Equity (Deficit) for the three and nine months ended September 30, 2023 and 2022	F-54
Unaudited Condensed Statements of Cash Flows for the nine months ended September 30, 2023 and 2022	F-55
Notes to Unaudited Condensed Financial Statements	F-56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Big Tree Cloud International Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Big Tree Cloud International Group Limited and its subsidiaries (the “Company”) as of June 30, 2023 and 2022, the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the years ended June 30, 2023, and 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years ended June 30, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore

November 22, 2023

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise note

	As of June 30,
	2023	2022
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	3,190,995	363,535
Advanced to suppliers	717,748	181,495
Accounts receivables, net	211,356	54,401
Prepaid expenses and other current assets, net	618,771	139,618
Inventories, net	626,196	515,777
Amount due from related parties	894,271	831,190
Total current assets	6,259,337	2,086,016

Non-current assets:
Property and equipment, net	3,982,410	150,839
Intangible assets, net	2,509	—
Right-of-use assets	704,531	—
Deferred offering costs	752,955	—
Deferred tax assets	381,191	193,386
Total non-current assets	5,823,596	344,225
TOTAL ASSETS	12,082,933	2,430,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payables	683,424	10,037
Contract liabilities	3,385,764	41,048
Accrued expenses and other current liabilities	661,037	205,763
Lease liabilities	174,650	—
Amounts due to related parties	1,324,178	1,720,219
Total current liabilities	6,229,053	1,977,067

Non-current liabilities:
Contract liabilities	4,765,785	—
Lease liabilities	500,262	—
Total non-current liabilities	5,266,047	—
TOTAL LIABILITIES	11,495,100	1,977,067

Shareholders’ equity:
Ordinary shares (par value of US$1 per share; 50,000 ordinary shares authorized, 50,000 ordinary shares issued and outstanding as of June 30, 2023 and 2022, respectively)*	50,000	50,000
Additional paid-in capital	4,199,352	4,199,352
Accumulated deficits	(3,979,667)	(4,259,232)
Accumulated other comprehensive income	318,148	463,054
Total shareholders’ equity	587,833	453,174

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,082,933	2,430,241

____________

*        The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on September 14, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended June 30,
	2023	2022
	USD	USD
Net revenue	6,293,340	1,940,378
Cost of revenues	(2,663,924)	(846,255)
Gross profit	3,629,416	1,094,123

Operating expenses
Selling expenses	(758,593)	(665,763)
General and administrative expenses	(2,199,987)	(2,366,445)
Total operating expenses	(2,958,580)	(3,032,208)
Operating profit/(loss)	670,836	(1,938,085)

Other expenses, net
Financial expenses	(10,615)	(1,785)
Financial income	9,287	4,531
Loss on deregistration of subsidiaries	(347,423)	(77,407)
Other expenses, net	(13,754)	(10,090)
Total other expenses, net	(362,505)	(84,751)

Income/(loss) before income tax provision	308,331	(2,022,836)
Income tax benefit (expense)	(28,766)	130,255
Net income/(loss)	279,565	(1,892,581)

Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(144,906)	126,662
Total comprehensive income/(loss)	134,659	(1,765,919)

Net income/(loss) per share
Basic and diluted	5.59	(37.85)
Weighted average shares used in calculating net income/(loss) per share
Basic and diluted	50,000	50,000

____________

*        The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on September 14, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares*		Additional paid-in capital	Accumulated Deficits	Accumulated other comprehensive income	Total shareholders’ equity
	Shares	Amount
		USD	USD	USD	USD	USD
Balance as of July 1, 2021	50,000	50,000	4,199,352	(2,366,651)	336,392	2,219,093
Net loss	—	—	—	(1,892,581)	—	(1,892,581)
Foreign currency translation	—	—	—	—	126,662	126,662
Balance as of June 30, 2022	50,000	50,000	4,199,352	(4,259,232)	463,054	453,174

Balance as of July 1, 2022	50,000	50,000	4,199,352	(4,259,232)	463,054	453,174
Net income	—	—	—	279,565	—	279,565
Foreign currency translation	—	—	—	—	(144,906)	(144,906)
Balance as of June 30, 2023	50,000	50,000	4,199,352	(3,979,667)	318,148	587,833

____________

*        The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on September 14, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended June 30,
	2023	2022
	USD	USD
Net income/(loss)	279,565	(1,892,581)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	705,785	56,807
Inventory write-down	3,358	1,391
Loss on property and equipment written off	84,372	11,267
Provision for doubtful accounts	5,330	1,112
Deferred tax assets	(187,805)	(193,386)
Amortization of right-of-use assets	93,078	—
Changes in operating assets and liabilities:
Accounts receivables, net	(162,286)	172,705
Prepaid expenses and other current assets, net	(479,151)	(73,390)
Accounts payables	673,387	(84,798)
Contract liabilities	8,110,501	41,048
Advance to suppliers	(536,253)	183,425
Inventories, net	(113,777)	(167,981)
Accrued expenses and other current liabilities	455,274	35,531
Operating lease liabilities	(122,697)	—
Net cash provided by (used in) operating activities	8,808,681	(1,908,850)

Cash flows from investing activity:
Purchases of property and equipment	(4,624,237)	(24,218)
Net cash used in investing activity	(4,624,237)	(24,218)

Cash flows from financing activities:
Payments of listing fees	(752,955)	—
Loans paid to related parties	(867,363)	(119,859)
Loans received from related parties	408,240	1,045,072
Net cash (used in) provided by financing activities	(1,212,078)	925,213

Effect of Foreign currency translation	(144,906)	126,662
Net increase/(decrease) in cash and cash equivalents:	2,827,460	(881,193)
Cash and cash equivalents at beginning of year	363,535	1,244,728
Cash and cash equivalents at end of year	3,190,995	363,535

Supplemental disclosure of cash flow information
Income tax paid	42,934	1,882
Interest paid	—	—
Cash paid for amounts included in the measurement of lease liabilities:	122,697	—

Supplemental disclosure of non cash financing activities
Lease liabilities arising from obtaining right-of-use assets	751,688	—

The accompanying notes are an integral part of these consolidated financial statements.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES

Big tree cloud international group limited (“DSY”, or the “Company”) was incorporated by the controlling shareholder, Mr. Wenquan zhu, under the laws of the Cayman Islands on April 21, 2021.

Bright Connected Limited (“DSY BVI”), which is 100% owned by the Company, was incorporated in British Virgin Islands (the “BVI”) on April 1, 2021. DSY BVI is an investment holding company with no operations.

Hongkong Ploutos International Limited (“DSY HK”), which is 100% owned by the Company through DSY BVI, was incorporated in Hong Kong on July 14, 2023. DSY HK is an investment holding company with no operations.

Guangdong Big Tree Cloud Investment Holding Group Co., LTD (“DSY Guangdong”), which was incorporated on June 16, 2020 by the controlling shareholder, Mr. Wenquan Zhu. DSY Guangdong through its directly and indirectly owned subsidiaries is principally engaged in the manufacturing and sales of personal care products in the People’s Republic of China (“PRC”).

Reorganization

In anticipation of an initial public offering of its equity securities, the Company undertook a reorganization (the “Reorganization”). On September 14, 2023, DSY HK acquired DSY Guangdong from Mr. Wenquan Zhu. Effective on September 14, 2023, the Company completed the reorganization (“Reorganization”) and became the ultimate holding company of DSY Guangdong and its subsidiaries through DSY HK, which were all controlled by the same shareholders before and after the Reorganization.

After the Reorganization, DSY and its consolidated subsidiaries (collectively the “Group”), consists of following major entities:

Name	Date of Incorporation	Percentage of effective ownership	Principal Activities
Wholly-owned subsidiaries of DSY Guangdong
Shenzhen Big Tree Cloud Import and Export Trading Co., Ltd. (“DSY Shenzhen”)	July 02, 2020	100%	Sale of personal care products
Dongguan Big Tree Cloud Daily Necessities Co. Ltd. (“DSY Dongguan”)	July 14, 2022	100%	Manufacturing personal care products
Shenzhen Jingxiyun Trading Co., Ltd. (“Jingxiyun Shenzhen”)	December 20, 2021	100%	Sale of personal care products
Yingkou Big Tree Cloud Network Technology Co., Ltd. (“DSY Yingkou”)	October 14, 2020	100%	Sale of personal care products
Jilin Jingxihui Network Technology Co., Ltd. (“Jingxihui Jilin”)	September 15, 2020	100%	Sale of personal care products
Shenzhen Big Tree Cloud Commercial Chain Management Co. Ltd. (“DSY Commercial Shenzhen”)	January 19, 2023	100%	Sale of personal care products

Wholly-owned subsidiaries of DSY Commercial Shenzhen
Jiangsu Big Tree Cloud Commercial Chain Management Co., Ltd. (“DSY Commercial Jiangsu”)	February 24, 2023	100%	Sale of personal care products

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Name	Date of Incorporation	Percentage of effective ownership	Principal Activities
Liaoning Big Tree Cloud Commercial Chain Management Co., Ltd. (“DSY Commercial Liaoning”)	February 21, 2023	100%	Sale of personal care products
Jilin Big Tree Cloud Commercial Chain Management Co., Ltd. (“DSY Commercial Jilin”)	March 8, 2023	100%	Sale of personal care products
Sichuan Big Tree Cloud Commercial Chain Management Co., Ltd. (“DSY Commercial Sichuan”)	March 17, 2023	100%	Sale of personal care products

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are expressed in United States dollars (“USD”).

(b)    Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the BVI-registered entities, Hong Kong-registered entities and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

(c)     Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The Company considered the economic implications of the COVID-19 pandemic on its significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results could differ from these estimates.

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, revenue recognition, the allowance for uncollectable accounts receivables,

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

classification of contract liabilities as current or non-current, depreciable lives and recoverability of property and equipment, deferred income taxes, uncertain tax position and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(e)     Accounts receivables, net

Accounts receivables, net are stated at the historical carrying amount net of allowance for uncollectible accounts. The accounts receivable mainly include receivables from platform distributor customers, and wholesale customers, and are recognized in the period when the Group has delivered goods to its customers and when the right to consideration is unconditional. The amounts due are stated at their net estimated realizable value. The receivables from platform distributor customers and wholesale customers are settled in accordance with credit terms mutually agreed.

The Group makes estimates of expected credit losses for the allowance for credit losses based on assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of certain accounts receivables, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined that is not probable for the balance to be collected.

(f)     Inventories, net

Inventories, net consisting of finished products available for sales are valued at the lower of cost or net realizable value with cost determined using the weighted average cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable transportation cost. Write-down is recorded when the future estimated net realizable value is less than cost, which is recorded in cost of revenues in the consolidated statements of income and comprehensive income.

Inventory write-down is estimated based on significant management estimates and assumptions used to determine the write-down percentages that are applied to different aging groups and assess the condition of the merchandise within each category. In determining the write-down percentages on inventories, the Company takes into considerations of factors, such as the inventories’ aging, historical trends, forecasted demands, expected selling prices and future promotional events. $3,358 and $1,391 of inventory write-down were recorded for the years ended June 30, 2023 and 2022 respectively.

(g)    Prepaid expenses and other current assets, net

Prepaid expenses and other current assets mainly consisted of deposits for online stores and offline shops. The Group makes estimates of expected credit loss for the allowance of other receivables based on assessment of various factors, including probability of default and loss given default rate of different types of other receivables in each business, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible other receivables are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Group has determined that it is probable the balance will not be collected.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h)    Advance to suppliers

Advance to suppliers represented prepayments to suppliers for costs of products. Management reviews its advance to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Management continues to evaluate the reasonableness of the allowance policy and update it if necessary.

(i)     Related parties

A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

(j)     Deferred offering costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to shareholders’ equity upon the completion of the Public Offering. Should the Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of June 30, 2023 and 2022, the Company capitalized $752,955 and nil of deferred offering costs, respectively

(k)    Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Office equipment and computers	5 years
Transportation equipment	8 years
Building	20 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income. Management estimates the residual value of its office equipment and computers, transportation equipment and office equipment to be 5%.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l)     Intangible assets, net

Indefinite-lived intangible assets are tested for impairment at least annually and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets are impaired if their estimated fair values are less than their carrying values.

Finite-lived intangible assets are carried at cost less accumulated amortization and impairment if any. The finite-lived intangible assets are amortized over their estimated useful lives, which are the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Finite-lived intangible assets may be impaired when the estimated undiscounted future cash flows generated from the assets are less than their carrying amounts.

The Group may rely on a qualitative assessment when performing impairment test for its intangible asset. Otherwise, the impairment evaluation is performed at the lowest level of identifiable cash flows independent of other assets.

The Group’s intangible assets mainly represented trademark developed by the Group. Trademark is classified as finite-lived intangible assets and amortized over its useful life of 7 years.

(m)   Lease

The Company adopted ASC 842 on July 1, 2021.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The Group classifies a lease as a financing lease at lease commencement when the lease meets any one of the criteria:

a.      The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b.      The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c.      The lease term is for a major part of the remaining economic life of the underlying asset.

d.      The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e.      The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Group at the end of the lease term.

When none of the criteria are met, the Group classifies a lease as an operating lease.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use assets and operating lease liabilities on the consolidated balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using the average borrowing rate of the Group’s outstanding loans.

Lease term includes rent holidays and options to extend or terminate the lease when the Group is reasonably certain that the Group will exercise that option. The lease assets for operating leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Operating lease expense is recognized on a straight-line basis over the lease term by adding interest expense determined using the effective interest method to the amortization of the right-of-use assets. Interest expense is determined using the effective interest method. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Group reviews the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

(l)     Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

(m)   Fair value measurement

The Group applies ASC 820 which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•        Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

•        Level 3 — Unobservable inputs which are supported by little or no market activity.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future cash flow amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consisted of cash and cash equivalents, accounts receivable, advance to suppliers, other receivables included in the prepaid expenses and other current assets, advance from customers, accounts payable, other payables included in accrued expenses and other current liabilities. As of June 30, 2023 and 2022, the carrying amounts of financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

(n)    Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines that it is probable that a loss will occur and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(o)    Revenue recognition

The Group’s revenues are mainly generated from 1) product sales, 2) franchise fees from commercial stores.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and business tax and Value Added Tax (“VAT”). The recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players and estimated breakage of game points. The amount and timing of the Group’s revenues could be different if management made different judgments or utilized different estimates. To achieve the core principle of this standard, we applied the following five steps:

1.      Identification of the contract, or contracts, with the customer;

2.      Identification of the performance obligations in the contract;

3.      Determination of the transaction price;

4.      Allocation of the transaction price to the performance obligations in the contract; and

5.      Recognition of the revenue when, or as, a performance obligation is satisfied.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Each of our significant performance obligations and our application of ASC 606 to our revenue arrangements are discussed in further detail below.

Product sales

The Group’s product sales primarily derived from (i) sales of the Group’s products to third party platform distributor customers and wholesale customers; (ii) e-commerce sales to retail customers through the Group’s online stores on third party e-commerce platforms; and iii) sales to retail customers through the offline stores operated by the Group.

The Group assesses that the Group is acting as a principal, as the Group obtains control of the specified goods prior to their transfer to the customer, and is responsible for fulfilling the promise to provide the specified goods.

The revenues are recognized at the point in time control of the products is transferred, and in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. For sales through offline channels, revenues are recognized when the Group satisfies a performance obligation by transferring promised goods to places designated by customers. For sales through online platforms, revenues are recognized when (i) customers manually confirm their receipt of the products or (ii) seven days after delivery, whichever is earlier.

Shipping and handling activities are considered fulfillment activities rather than promised services and therefore, they are not considered separate performance obligations.

Revenues are recorded net of return allowances, sales incentives, value-added taxes and related surcharges. For sales through offline channels, the Group’s sales terms do not provide a right of return beyond a standard quality policy. For sales through online channels, the Group offers an unconditional right of return for a period of seven days upon receipt of products. The Group bases its estimates of sales return on historical results. For years ended June 30, 2023 and 2022, the amount of sales return was in significant. The Group may provide sales incentives in the forms of discounts to customers. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

Payment for online and offline retail customers are due at the point of sale. Payment terms for distributor customers are generally set at 60 days after the consideration becomes due and payable.

Franchise fees

The Group signs franchise agreements with customers, the third-party commercial stores (the “Franchisee”), to authorize the Franchisee to use the Group’s logo, trademark and brand name of “Big Tree Cloud”. Therefore, the performance obligation is satisfied over time because the Franchisee simultaneously receives and consumes the benefits (of utilizing the Group’s logo, trademark and brand name) during the authorized period of two years. Therefore, revenues generated from franchise fees are recognized overtime during the authorized period of two years. The transaction price contains variable considerations which the Group provides a prompt inventive payment to the Franchisee if Franchisee reaches certain milestones. The Group estimates the amount of variable consideration to be included in the transaction using the “most likely amount” method based on historical experiences and updates its estimated transaction price at the end of each reporting period.

The Group considers itself the principal as it is responsible for rendering franchising services prior to transfer to the customers and has the pricing latitude; therefore, such revenues are reported on a gross basis.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following tables disaggregate the Group’s revenue for the year ended June 30, 2023 and 2022:

	For the years ended June 30,
	2023	2022
	USD	USD
Product Sales (by products)
– Sanitary pads	3,787,120	455,215
– Body and oral care products	165,070	1,198,589
– Accessories	2,304,147	106,119
– Others	27,092	180,455
Franchise Fees	9,911	—
Total	6,293,340	1,940,378
	For the years ended June 30,
	2023	2022
	USD	USD
Product Sales (by channels)
– Online	2,383,944	1,319,276
– Offline	3,899,485	621,102
Franchise Fees	9,911	—
Total	6,293,340	1,940,378

The following table presents revenue classified by timing of revenue recognition for the years ended June 30, 2023 and 2022:

	For the years ended June 30,
	2023	2022
	USD	USD
Point in time	6,283,429	1,940,378
Over time	9,911	—
Total	6,293,340	1,940,378

Contract liabilities

Contract liabilities represent the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract liabilities of the Group mainly consist of advance product payments from customers. The Group recognizes contract liabilities of $8,151,549 and $41,048 as of June 30, 2023 and 2022, respectively.

The balance as of June 30, 2023 mainly from a third-party customer for product sales. Pursuant to the contract, the customer has made a prepayment of RMB50 million to the Group. However, if the customer fails to achieve sales within 36 months, no refund will be provided for any remaining balance. According to the sales plan agreed with the customer, the management established a reasonable basis for projecting anticipated revenue schedules that are expected to be earned. As of June 30, 2023, the outstanding balance has been classified as current liabilities and non-current liabilities, with amounts of $3,385,764 and $4,765,785, respectively.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(p)    Cost of revenues

Cost of revenues consists primarily of (i) purchase of goods, and (ii) rents and other costs related to the business operation.

(q)    Selling expenses

Selling and marketing expenses mainly consist of (i) advertising costs and market promotion expenses, and (ii) delivery cost charged by delivery agencies.

(r)     General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses.

(s)     Financial (expense) income, net

Financial (expense) income, net mainly consists of (i) interest income and expense, (ii) foreign exchange gain or loss, and (iii) bank charges.

(t)     Employee benefits

According to the regulations of the PRC, full-time eligible employees of the Group in the PRC are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues these benefits based on certain percentages of the qualified employees’ salaries. The Group has no further commitments beyond its required contribution. Employee social benefits included as cost of revenues and expenses in the consolidated statements of operations and comprehensive income/(loss) amounted to $40,765 and $28,245 for the years ended June 30, 2023 and 2022, respectively.

(u)    Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive income/(loss) and comprehensive income for the years ended June 30, 2023 and 2022, respectively. The Group expects that its assessment regarding unrecognized tax positions will change over the next 12 months and it incurred loss for the year ended June 30, 2022 while making profits for the year ended June 30, 2023.

(v)     Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 13% for taxpayers selling consumer products, and 16% prior to April 1, 2019. For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

(w)    Foreign currency transactions and translations

The functional and reporting currency of the Company is the United States Dollar (“USD”). The Company’s operating subsidiaries in China and Hong Kong use their respective currencies Renminbi (“RMB”) and Hong Kong Dollar (“HKD”) as their functional currencies.

The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in shareholders’ equity/(deficit). Gains and losses from foreign currency transactions are included in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of June 30,
	2023	2022
Balance sheet items, except for equity accounts	7.2513	6.6981
	For the Years Ended June 30,
	2023	2022
Items in the consolidated statements of operations and comprehensive income/(loss), and statements of cash flows	6.9536	6.4554

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(x)    Earnings/(loss) per share

Earnings/(loss) per share (“EPS”) is computed by dividing net income by the weighted average number of ordinary shares outstanding. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended June 30, 2023 and 2022, there were no dilutive shares.

(y)     Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(z)     Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (‘‘ASU 2019-12’’), which simplifies the accounting for income taxes by removing exceptions and simplifies the accounting for income taxes regarding franchise tax, good will, separate financial statements, enacted change in tax laws or rates and employee stock ownership plans. ASU 2019-12 will be effective for the Group for annual reporting periods beginning January 1, 2022 and interim periods within fiscal years beginning January 1, 2023. The Group in the process of evaluating the impacts the standards will have on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.      ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consisted of the following:

	As of June 30,
	2023	2022
	USD	USD
Accounts receivable	217,798	55,513
Allowance for doubtful accounts	(6,442)	(1,112)
	211,356	54,401

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

3.      ACCOUNTS RECEIVABLES, NET (cont.)

	As of June 30,
	2023	2022
	USD	USD
Balance at beginning of the year presented	(1,112)	—
Additions	(5,330)	(1,112)
Balance at end of the year presented	(6,442)	(1,112)

The Group recorded provision of allowance for doubtful accounts of $5,330 and $1,112 for the years ended June 30, 2023 and 2022, respectively.

4.      INVENTORIES, NET

Inventories, net consisted of the following:

	As of June 30,
	2023	2022
	USD	USD
Raw materials	323,387	2,437
Finished goods	288,057	506,262
Others	19,501	8,469
Total	630,945	517,168
Inventory write-down	(4,749)	(1,391)
Inventories, net	626,196	515,777
	As of June 30,
	2023	2022
	USD	USD
Balance at beginning of the year presented	(1,391)	—
write-down provided during the year	(3,358)	(1,391)
Balance at end of the year presented	(4,749)	(1,391)

The Group recorded inventory write-downs of $3,358 and $1,391 for the years ended June 30, 2023 and 2022, respectively.

5.      PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

	As of June 30,
	2023	2022
	USD	USD
Value added tax recoverable	213,556	51,968
Payment on behalf of others	90,101	22,397
Deposits	281,268	63,671
Others	33,846	1,582
Prepaid expenses and other current assets	618,771	139,618

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

6.      PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of June 30,
	2023	2022
	USD	USD
Office equipment and computers	1,041,840	34,107
Transportation equipment	340,160	212,185
Building	2,676,764	—
Leasehold improvements	711,614	—
Total	4,770,378	246,292
Less: accumulated depreciation	(787,968)	(95,453)
Property and equipment, net	3,982,410	150,839

Depreciation expenses were $705,692, accumulated depreciation transferred out from plant and equipment written off was $1,537, and currency translation difference were $11,640 for the year ended June 30, 2023. Loss from plant and equipment written off was $84,372 for the year ended June 30, 2023.

Depreciation expenses were $56,807, accumulated depreciation transferred out from plant and equipment written off was $710, and currency translation difference were $1,665 for the year ended June 30, 2022. Loss from plant and equipment written off was $11,267 for the year ended June 30, 2022.

As of June 30, 2023, the building, owned by the Group, for which the carrying value was $2,621,574, was pledged as collateral to secure a long-term loan of Mr. Wenquan Zhu dated May 8, 2023, from Industrial and Commercial Bank of China. Such loan was later lent to the Group by Mr. Wenquan Zhu as related-party loan (Note 16).

7.INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of June 30,
	2023	2022
	USD	USD
Trademark	2,602	—
Less: accumulated amortization	(93)	—
Intangible asset, net	2,509	—

For the years ended June 30, 2023 and 2022, amortization expense amounted to $93 and nil, respectively.

Future estimated amortization expense of intangible assets is as follows:

Year	Amount
2024	372
2025	372
2026	372
2027	372
2028	372
Thereafter	649
Total	2,509

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

8.      LEASE

Effective on July 1, 2021, the Group adopted Topic 842. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. The leases of the Group mainly consisted of office leasing and studio leasing.

Supplemental balance sheet information related to operating lease was as follows:

	For the years ended June 30,
	2023	2022
	USD	USD
Right-of-use assets	704,531	—

Operating lease liabilities – current	174,650	—
Operating lease liabilities – non-current	500,262	—
Total operating lease liabilities	674,912	—

The weighted average remaining lease terms and discount rates for the operating lease as of June 30, 2023 were as follows:

Remaining lease term and discount rate:
Weighted average remaining lease term (years):	4.4

Weighted average discount rate:	4.23%

As of June 30, 2023, the Group incurred total operating lease expenses of $144,945.

The following is a schedule of future minimum payments under the Group’s operating leases as of June 30, 2023:

Amount
USD
2024	208,961
2025	196,248
2026	162,518
Thereafter	200,571
Total lease payments	768,298
Less: imputed interest	(93,386)
Present value of lease liabilities	674,912

9.      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2023	2022
	USD	USD
Other taxes payable	154,482	38,716
Accrued payroll and employee benefits	116,694	53,208
Deposits	365,722	106,516
Others	24,139	7,323
Total accrued expenses and other current liabilities	661,037	205,763

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

10.    ORDINARY SHARES

The authorized number of ordinary shares of the Company is 50,000 shares with par value of $1 each. On April 21, 2021, the Company issued an aggregate of 50,000 ordinary shares at a price of $1 per share, pro-rata to the shareholders of the Company as of such date.

11.    RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Shareholders. Paid-in capital of subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2023 and 2022, net assets restricted in the aggregate, which include paid-in capital and additional paid-in capital the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately $4,249,352 and $4,249,352, respectively.

12.    TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. MTV HK was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the years presented.

PRC

Generally, the Group’s WFOE, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

In January 2019, the State Administration of Taxation announced that from January 1, 2019 to December 31, 2021, small and low-profit enterprises can enjoy a 20% corporate income tax rate on 25% of their taxable income amount for the proportion of taxable income not exceeding RMB1 million; and a 20% corporate income tax on 50% of their taxable income amount of more than RMB1 million but not exceeding RMB3 million. The State Administration of Taxation further announced that from January 1, 2021 to

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

12.    TAXATION (cont.)

December 31, 2022, for the portion of taxable income not exceeding RMB1 million, the amount of taxable income can be halved from 25% to 12.5%, and the corporate income tax will be levied at 20%, for small and low-profit enterprises, and from January 1, 2022 to December 31, 2024, small and low-profit enterprises can enjoy a 20% corporate income tax rate on 25% of the taxable income amount for the portion of taxable income more than RMB1 million but not exceeding RMB3 million.

The income tax provision consists of the following components:

	For the years ended June 30,
	2023	2022
	USD	USD
Current income tax expenses	(239,996)	—
Deferred income tax benefit	211,230	130,255
Total income tax benefit/(expense)	(28,766)	130,255

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended June 30,
	2023	2022
Income(Loss) before income tax expenses	308,331	(2,022,836)
Computed income tax expense with statutory tax rate	(77,083)	505,709
Tax effect of non-deductible items	(711)	(1,835)
Changes in valuation allowance	(3)	(18,779)
Effect of preferential tax rate	49,031	(354,840)
Income tax benefit/(expense)	(28,766)	130,255

As of June 30, 2023 and 2022, the significant components of the deferred tax liabilities are summarized below:

	As of June 30,
	2023	2022
Deferred tax assets:
Net operating loss carried forward	379,456	193,038
Allowance for doubtful accounts	1,735	348
Total deferred tax assets	381,191	193,386
Valuation allowance	—	—
Deferred tax assets, net of valuation allowance	381,191	193,386

As of June 30, 2023, the Group had net operating loss carryforwards of approximately $3,973,825, respectively, which arose from the Group’s subsidiaries. As of June 30, 2023 and 2022, deferred tax assets from the net operating loss carryforwards amounted to $379,456 and $193,038, respectively.

As of June 30, 2023, net operating loss carryforwards will expire, if unused, in the following amounts:

2026	57,592
2027	889,722
2028	1,775,372
2029	1,251,139
Total	3,973,825

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

13.    NET PROFIT/(LOSS) PER SHARE

The following table sets forth the basic and diluted net profit/(loss) per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the years ended June 30,
	2023	2022
Numerator:
Net income/(loss) attributable to Big Tree Cloud International Group Limited	279,565	(1,892,581)
Numerator for basic and diluted net profit/(loss) per share calculation	279,565	(1,892,581)

Denominator:
Weighted average number of ordinary shares	50,000	50,000
Denominator for basic and diluted net profit/(loss) per share calculation	50,000	50,000

Net income/(loss) per ordinary share
– Basic and diluted	5.59	(37.85)

14.    RELATED PARTY TRANSACTIONS

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Wenquan Zhu	Controlling shareholder and chairman of the Group
2	Big Tree Cloud Network Technology (Shenzhen) Co., LTD	The shareholder and the shareholder of the parent company shall be the same actual controller
3	Shenyang Jingxihui Network Technology Co., LTD	The shareholder and the shareholder of the parent company shall be the same actual controller
4	Shenzhen Jingxihui Trading Co., LTD	The shareholder and the shareholder of the parent company shall be the same actual controller
5	Shenzhen Big Tree Rong Trading Co., LTD	The shareholder and the shareholder of the parent company shall be the same actual controller
6	Ting, Yan	Chief Financial Officer and Director
7	Daidi, Lin	Legal representative of subsidiary

Amounts due from related parties

Amounts due from related parties consisted of the following for the years indicated:

		As of June 30,
	Nature	2023	2022
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	Loans	832,897	831,190
Ting, Yan	Loans	61,374	—
Total		894,271	831,190

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

14.    RELATED PARTY TRANSACTIONS (cont.)

The loans were lent to the above related parties with no collateral, zero interest, and payable upon request.

On October 21, 2023, Ting, Yan fully repaid all the loans to the Group, and Big Tree Cloud Network Technology (Shenzhen) Co., LTD settled its outstanding loans to the Group on October 26, 2023. As of the date of issuance of the consolidated financial statements, the balance due from Big Tree Cloud Network Technology (Shenzhen) Co., LTD and Ting, Yan was nil.

Amounts due to related parties

Amount due to related parties consisted of the following for the years indicated:

		As of June 30,
	Nature	2023	2022
Wenquan Zhu*	Loans	$1,283,901	$1,343,665
Shenyang Jingxihui Network Technology Co., LTD	Payables	—	149,041
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	Payables	40,277
Shenzhen Jingxihui Trading Co., LTD	Payments received on behalf	—	177,239
Shenzhen Big Tree Rong Trading Co., LTD	Payments for goods	—	49,299
Yan Ting	Reimbursement	—	975
Total		1,324,178	1,720,219

____________

*        Mr. Wenquan Zhu entered into a long-term loan agreement for operating purposes with Industrial and Commercial Bank of China on May 8, 2023, of which was pledged with the building owned by the Group (Note 6). Mr. Wenquan Zhu later lent the loan to the Group as a related-party loan.

Related party transactions

Nature	For the years ended June 30,
	2023	2022
Purchase of goods
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	$16,793	$1,715
Purchase of services
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	$575,250	$152,507
Sales of goods
Shenzhen Jingxihui Trading Co., LTD	$236,605	185,019
Shenyang Jingxihui Network Technology Co., LTD	—	185,019
Shenzhen Big Tree Rong Trading Co., LTD	—	291,884
Daidi, Lin	706	—
Interest expense
Wenquan, Zhu	8,668	—

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

15.    LOSS FROM DEREGISTRATION OF SUBSIDIARIES

For the years ended June 30, 2023 and 2022, the Group closed several subsidiaries through the deregistration procedures of local governmental and corporate service institutions. Those subsidiaries had no business operations for years. As a result, the Group recognized loss from deregistration of those subsidiaries in collective amounts of $347,423 and $77,407 for the years ended June 30, 2023 and 2022, respectively.

16.    CONCENTRATION OF RISKS

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

There is no single customer who represents 10% or more of the Group’s total revenues.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total account receivables:

	As of June 30,
	2023		2022
	Amount	%	Amount	%
	USD		USD
Customer A	111,360	51%	—	—

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total account payables:

	As of June 30,
	2023		2022
	Amount	%	Amount	%
	USD		USD
Supplier A	—	—	4,006	40%
Supplier B	—	—	3,789	38%
Supplier C	—	—	2,243	22%
Supplier D	150,236	22%	—	—
Supplier E	180,480	26%	—	—

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the Years Ended June 30,
	2023		2022
	Amount	%	Amount	%
	USD		USD
Supplier A	360,326	14%	—	—
Supplier B	82,578	3%	520,879	62%
Supplier C	—	—	93,385	11%
Supplier D	—	—	106,077	13%

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

16.    CONCENTRATION OF RISKS (cont.)

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total contract liabilities:

	As of June 30,
	2023		2022
	Amount	%	Amount	%
	USD		USD
Customer A	7,626,219	94%	—	—
Customer B	—	—	22,601	55%

____________

*        represent percentage less than 10%

17.    COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of June 30, 2023, there is no operating lease commitments that are short-term lease commitments, nor leases that not have not yet commenced but that created significant rights and obligations for the Company, which are not included in right-of-use assets and lease liabilities.

Non-cancellable operating leases

The following table sets forth our contractual obligations as of June 30, 2023:

Payment due by June 30:	Amount
2024	$8,283
2025	8,767
2026	9,112
2027	9,643
2028	5,012
Operating lease commitments for property management expenses under lease agreement	40,817

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30,2023 and through the issuance date of these consolidated financial statements.

18.    SUBSEQUENT EVENTS

Business Combination Agreement

On October 9, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) with (i) Plutonian Acquisition Corporation(“Plutonian”), a newly organized blank check company incorporated as a Delaware corporation on March 11, 2021, (ii) Guangdong Big Tree Cloud Investment Holding Group Co., LTD (“DSY Guangdong”) , a limited liability company incorporated in the PRC, (iii) Big Tree Cloud Holdings Limited, an exempted company incorporated in the Cayman Islands (the

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

18.    SUBSEQUENT EVENTS (cont.)

“PubCo”), (iv) Big Tree Cloud Merger Sub I Limited, an exempted company incorporated in the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”); and (v) Big Tree Cloud Merger Sub II Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (i) Plutonian will reincorporate in the Cayman Islands by merging with and into Pubco, with Pubco remaining as the surviving publicly traded entity; and (ii) following the initial merger effective time, the Merger Sub will merge with and into the Company, resulting in the Company being a wholly-owned subsidiary of Pubco.

The aggregate consideration for the acquisition merger is $500,000,000, payable in the form of 50,000,000 newly issued Pubco ordinary shares valued at $10.00 per share to the Company and its shareholders. The outstanding shares of the Company would be converted into the right to receive ordinary shares of Pubco.

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, and did not identify any subsequent events with material financial impact on the Group’s consolidated financial statements.

19.    CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The condensed financial information of the parent company, DSY, has been prepared using the same accounting policies as set out in Company’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

The Company’s share of income and losses from its subsidiaries is reported as incomes from subsidiaries in the accompanying condensed financial information of parent company.

DSY is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, DSY is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

19.    CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed balance sheets

	As of June 30,
	2023	2022
	USD	USD
Assets
Non-current assets
Investment in subsidiaries	587,833	453,174
Total assets	587,833	453,174

Shareholders’ equity
Ordinary shares	50,000	50,000
Additional paid-in capital	4,199,352	4,199,352
Accumulated deficit	(3,979,667)	(4,259,232)
Accumulated other comprehensive income	318,148	463,054
Total shareholders’ equity	587,833	453,174

Condensed statements of comprehensive income

	For the years ended June 30,
	2023	2022
	USD	USD
Operating income/(loss)
Share of income/(loss) from subsidiaries	279,565	(1,892,581)
Total operating income/(loss)	279,565	(1,892,581)

Income/(loss) before income tax provision	279,565	(1,892,581)
Income tax expense	—	—
Net income/(loss)	279,565	(1,892,581)

Other comprehensive income, net of tax of nil	—	—
Total comprehensive income/(loss)	279,565	(1,892,581)

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(In U.S. dollars, except share and per share data)

19.    CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

Condensed statements of cash flows

For the years ended June 30,
	2023	2022
	USD	USD
Cash flows from operating activities:
Net income/(loss)	279,565	(1,892,581)
Adjustments to reconcile net income to net cash provided by operating activities:	—	—
Equity in (gain)/loss of subsidiaries	(279,565)	1,892,581
Net cash provided by operating activities	—	—
Net cash provided by investing activities	—	—
Net cash provided by financing activities	—	—
Net increase/decrease in cash	—	—
Cash at beginning of year	—	—
Cash at end of year	—	—

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Plutonian Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Plutonian Acquisition Corp. (the “Company”) as of December 31, 2022, the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company believes that it will not have sufficient working capital and borrowing capacity to complete a business combination. If the Company does not complete a business combination by August 15, 2023 (unless the Company extends the time to complete a Business Combination), it will be required to cease all operations, except for the purpose of liquidating. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum llp
Marcum llp

We have served as the Company’s auditor since 2022 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum LLP effective September 1, 2022)

East Hanover, New Jersey
April 14, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Plutonian Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Plutonian Acquisition Corporation (the “Company”) as of December 31, 2021, the related statements of operations, changes in stockholder’s equity and cash flows for the period from March 11, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from March 11, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, its business plan is dependent on the completion of a financing and the Company’s cash and working capital are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Notes 1 and 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, the audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/Friedman LLP
Friedman LLP

We have served as the Company’s auditor from 2022 through 2022.

New York, NY
May 19, 2022

PLUTONIAN ACQUISITION CORP.
BALANCE SHEETS

	December 31, 2022	December 31, 2021
Assets
Current Assets
Cash	$293,569	$4,952
Prepaid expenses	178,713	—
Total Current Assets	472,282	4,952

Prepaid expenses – non current	54,982	—
Investments held in Trust Account	58,778,053	—
Total Assets	$59,305,317	$4,952

Liabilities, Temporary Equity, and Stockholders’ Equity (Deficit)
Current Liabilities
Accrued expenses	$42,717	$—
Franchise tax payable	7,138	—
Income tax payable	55,532	—
Due to related party	—	9,040
Total Current Liabilities	105,387	9,040

Deferred underwriting fee payable	2,012,500	—
Total Liabilities	2,117,887	9,040

Commitments and Contingencies

Common stock subject to possible redemption, $0.0001 par value; 15,000,000 shares authorized; 5,750,000 shares issued and outstanding at redemption value	53,564,527	—

Stockholders’ Equity
Common stock, $0.0001 par value; 15,000,000 shares authorized; 1,761,125 (excluding 5,750,000 shares subject to possible redemption) and 0 shares issued and outstanding at December 31, 2022 and 2021, respectively	176	—
Additional paid-in capital	3,500,598	—
Retained earnings (Accumulated deficit)	122,129	(4,088)
Total Stockholders’ Equity (Deficit)	3,622,903	(4,088)
Total Liabilities, Temporary Equity, and Stockholders’ Equity (Deficit)	$59,305,317	$4,952

The accompanying notes are an integral part of these financial statements.

PLUTONIAN ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	For the year ended December 31, 2022	For the period from March 11, 2021 (inception) through December 31, 2021
General and administrative expenses	$82,691	$4,088
Franchise tax expense	7,363	—
Loss from operations	(90,054)	(4,088)

Interest earned on investment held in Trust Account	271,803	—
Income (loss) before income taxes	181,749	(4,088)

Income taxes provision	(55,532)	—
Net income (loss)	$126,217	$(4,088)

Basic and diluted weighted average shares outstanding, redeemable common stock	724,658	—

Basic and diluted net income per share, redeemable common stock	1.45	—

Basic and diluted weighted average shares outstanding, non-redeemable common stock	1,277,429	—

Basic and diluted net loss per share, non-redeemable common stock	$(0.72)	$—

The accompanying notes are an integral part of these financial statements.

PLUTONIAN ACQUISITION CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the Year Ended December 31, 2022

	Common stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount
Balance, January 1, 2022	—	$—	$—	$(4,088)	$(4,088)
Common stock issued to initial stockholders	1,437,500	144	24,856	—	25,000
Sale of public units in initial public offering	5,750,000	575	57,499,425	—	57,500,000
Sale of private placement units	266,125	26	2,661,224	—	2,661,250
Issuance of representative shares	57,500	6	555,444	—	555,450
Underwriter commissions	—	—	(2,587,500)	—	(2,587,500)
Offering costs	—	—	(1,088,899)	—	(1,088,899)
Reclassification of common stock subject to redemption	(5,750,000)	(575)	(51,993,024)	—	(51,993,599)
Accretion of common stock to redemption value	—	—	(1,570,929)	—	(1,570,929)
Net income for the year	—	—	—	126,217	126,217
Balance as of December 31, 2022	1,761,125	$176	$3,500,598	$122,129	$3,622,903

For the Period From March 11, 2021 (Inception) Through December 31, 2021

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount
Balance as of March 11, 2021 (inception)	—	$—	$—	$—	$—
Net loss	—	—	—	(4,088)	(4,088)
Balance as of December 31, 2021	—	$—	$—	$(4,088)	$(4,088)

The accompanying notes are an integral part of these financial statements.

PLUTONIAN ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2022	For the period from March 11, 2021 (inception) through December 31, 2021
Cash flows from operating activities:
Net income (loss)	$126,217	$(4,088)
Adjustments to reconcile net income (loss) to cash used in operating activities:
Interest earned on investment held in Trust Account	(271,803)	—
Changes in current assets and current liabilities:
Prepaid expenses	(233,695)	—
Accrued expenses	42,717	—
Franchise tax payable	7,138
Income tax payable	55,532
Net cash used in operating activities	(273,894)	(4,088)

Cash Flows from Investing Activities:
Purchase of investment held in Trust Account	(58,506,250)	—
Net cash used in investing activities	(58,506,250)	—

Cash Flows from Financing Activities:
Proceeds from issuance of founder shares to the initial stockholders	25,000	—
Proceeds from sale of public units through public offering	57,500,000	—
Proceeds from sale of private placement units	2,661,250	—
Proceeds from issuance of promissory note	200,000	—
Advance from related party	—	9,040
Repayment of advance from related party	(9,040)	—
Prepayment of promissory note	(200,000)	—
Payment of underwriters’ commissions	(575,000)	—
Payment of deferred offering costs	(533,449)	—
Net cash provided by financing activities	59,068,761	9,040
Net change in cash	288,617	4,952
Cash, beginning of the period	4,952	—
Cash, end of the period	$293,569	$4,952

Supplemental Disclosure of Non-cash Financing Activities
Initial classification of common stock subject to redemption	$51,993,599	$—
Deferred underwriting fee payable	$2,012,500	$—
Accretion of Common stock to redemption value	$1,570,929	$—

The accompanying notes are an integral part of these financial statements.

PLUTONIAN ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Plutonian Acquisition Corp. (the “Company”) is a newly organized blank check company incorporated as a Delaware corporation on March 11, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (“Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination.

As of December 31, 2022, the Company had not commenced any operations. All activities through December 31, 2022 are related to the Company’s formation and the initial public offering (“IPO” as defined below) and, subsequent to the IPO, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Plutonian Investments LLC, a Delaware limited liability company which is controlled by Mr. Guojian Zhang (the “Sponsor”).

The registration statement for the Company’s IPO became effective on November 9, 2022. On November 15, 2022, the Company consummated the IPO of 5,750,000 units (the “Public Units’), including the full exercise of the over-allotment option of 750,000 Units granted to the underwriters. The Public Units were sold at an offering price of $10.00 per unit generating gross proceeds of $57,500,000. Simultaneously with the IPO, the Company sold to its Sponsor 266,125 units at $10.00 per unit (the “Private Units”) in a private placement generating total gross proceeds of $2,661,250, which is described in Note 5. Each Unit consists of one share of common stock of the Company, par value $0.0001 per share (the “Shares”), one redeemable warrant entitling its holder to purchase one Share at a price of $11.50 per Share, and one right to receive one-sixth (1/6) of one share upon the consummation of the Company’s initial business combination.

Transaction costs amounted to $3,676,399, consisted of $575,000 of underwriting fees, $2,012,500 of deferred underwriting fees (payable only upon completion of a Business Combination) and $1,088,899 of other offering costs. Upon the closing of the IPO and the private placement on November 15, 2022, a total of $58,506,250 was placed in a trust account (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company as a trustee and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial Business Combination and the liquidation due to the Company’s failure to complete a Business Combination within the applicable period of time. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders. In addition, interest income earned on the funds in the Trust Account may be released to the Company to pay its income or other tax obligations. With these exceptions, expenses incurred by the Company may be paid prior to a business combination only from the net proceeds of the IPO and private placement not held in the Trust Account.

Pursuant to Nasdaq listing rules, the Company’s initial Business Combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust account (excluding any deferred underwriting discounts and commissions and taxes payable on the income earned on the Trust Account), which the Company refers to as the 80% test, at the time of the execution of a definitive agreement for its initial Business Combination, although the Company may structure a Business Combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. If the Company is no longer listed on Nasdaq, it will not be required to satisfy the 80% test. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

PLUTONIAN ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.175 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). The Public Shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares of common stock voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor and any of the Company’s officers or directors that may hold Insider Shares (as defined in Note 5) (the “Initial Stockholders”) and the underwriters have agreed (a) to vote their Insider Shares, Private Shares (as defined in Note 4), and any Public Shares purchased during or after the IPO in favor of approving a Business Combination and (b) not to convert any shares (including the Insider Shares) in connection with a stockholder vote to approve, or sell the shares to the Company in any tender offer in connection with, a proposed Business Combination.

The Initial Stockholders have agreed (a) to waive their redemption rights with respect to the Insider Shares, Private Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose, or vote in favor of, an amendment to the Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have nine months (or up to 18 months) from the closing of the IPO to consummate a Business Combination (the “Combination Period”). If the Company anticipates that it may not be able to consummate its initial Business Combination within nine months, it may, by resolution of the board if requested by the Sponsor, extend the period of time to consummate a Business Combination up to nine times, each by an additional one month (for a total of up to 18 months to complete a Business Combination), subject to the Sponsor depositing additional funds into the Trust Account in the amount of $189,750 (or $0.033 per public share per month), up to an aggregate of $1,707,750 or $0.297 per public share (for an aggregate of nine months), on or prior to the date of the applicable deadline, for each extension.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including

PLUTONIAN ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Initial Stockholders have agreed to waive their liquidation rights with respect to the Insider Shares and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.175.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (excluding the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.175 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.175 per share due to reductions in the value of the trust assets, in each case less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

Going Concern Consideration

As of December 31, 2022, the Company had cash of $293,569 and a working capital of $429,565 (excluding franchise tax and income tax payable). The Company has nine months (or up to 18 months if the time to complete a business combination is extended as described herein) from the closing of the IPO to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution.

The Company expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of our Business Combination. If the Company is unable to complete its Business Combination because it does not have sufficient funds available, it will be forced to cease operations and liquidate the Trust Account. In addition, following the Business Combination, if cash on hand is insufficient, the Company may need to obtain additional financing in order to meet its obligations.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to complete a Business Combination by August 15, 2023 (unless the Company extends the time to complete a Business

PLUTONIAN ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

Combination), then the Company will cease all operations except for the purpose of liquidating. The date for liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern for a period of 12 months from the issuance date of these financial statements. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a pandemic which continues to spread throughout the United States and the world. As of the date the financial statements were issued, there was considerable uncertainty around the expected duration of this pandemic. Management continues to evaluate the impact of the COVID-19 pandemic and the Company has concluded that while it is reasonably possible that COVID-19 could have a negative effect on identifying a target company for a Business Combination, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Additionally, as a result of the military action commenced in February 2022 by the Russian Federation and Belarus in the country of Ukraine and related economic sanctions, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial position, results of operations and/or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

PLUTONIAN ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

At this time, it has been determined that none of the IR Act tax provisions have an impact on the Company’s fiscal 2022 tax provision. The Company will continue to monitor for updates to the Company’s business along with guidance issued with respect to the IR Act to determine whether any adjustments are needed to the Company’s tax provision in future periods.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC. Accordingly, they include all of the information and footnotes required by GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

In preparing these financial statements in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $293,569 and $4,952 in cash and none in cash equivalents as of December 31, 2022 and December 31, 2021, respectively.

PLUTONIAN ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Investments Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of investments in money market funds that invest in U.S. government securities. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned on marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair value of investments held in the Trust Account is determined using available market information.

Offering Costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs — SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Offering costs were $3,676,399 consisting principally of underwriting, legal, accounting and other expenses that are directly related to the IPO and charged to stockholders’ equity upon the completion of the IPO on November 15, 2022.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company has identified the United States as its only “major” tax jurisdiction.

The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the

PLUTONIAN ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

common shares subject to possible redemption was considered to be dividends paid to the public shareholders. As of December 31, 2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The net income (loss) per share presented in the statements of operations is based on the following:

	For the year ended December 31, 2022	For the period from March 11, 2021 (inception) to December 31, 2021
Net income (loss)	$126,217	$(4,088)
Accretion of common stock to redemption value	(1,570,929)	—
Net loss including accretion of common stock to redemption value	$(1,444,712)	$(4,088)
	For the Year Ended December 31, 2022		For the Period from March 11, 2021 (Inception) through December 31, 2021
	Redeemable shares	Non- redeemable shares	Redeemable shares	Non- redeemable shares
Basic and diluted net income (loss) per common stock
Numerator:
Allocation of net loss	$(522,915)	$(921,797)	$—	$(4,088)
Accretion of common stock to redemption value	1,570,929	—	—	—
Allocation of net income (loss)	$1,048,014	$(921,797)	$—	$(4,088)

Denominator:
Basic and diluted weighted average shares outstanding	724,658	1,277,429	—	—
Basic and diluted net income (loss) per common stock	$1.45	$(0.72)	$—	$—

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company is not exposed to significant risks on such account as of December 31, 2022 and December 31, 2021. As of December 31, 2022, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

FASB ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer

PLUTONIAN ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —

Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —

Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the consolidated balance sheet. The fair values of cash and cash equivalents, and other current assets, accrued expenses, due to sponsor are estimated to approximate the carrying values as of December 31, 2022 and December 31, 2021 due to the short maturities of such instruments. See Note 8 for the disclosure of the Company’s assets and liabilities that were measured at fair value on a recurring basis.

Warrants

The Company accounts for warrants (Public Warrants or Private Warrants) as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common

PLUTONIAN ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

The Company has made a policy election in accordance with ASC 480-10-S99-3A and recognizes changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 9-month period leading up to a Business Combination. As of December 31, 2022, the Company recorded $1,570,929 total accretion of common stock to redemption value.

At December 31, 2022, the amount of common stock subject to possible redemption reflected in the balance sheet are reconciled in the following table:

Gross proceeds	$57,500,000
Less:
Proceeds allocated to public warrants	(632,500)
Proceeds allocated to public rights	(1,322,500)
Allocation of offering costs related to redeemable shares	(3,551,402)
Plus:
Accretion of carrying value to redemption value	1,570,929
Common stock subject to possible redemption	$53,564,527

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 for the Company and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On November 15, 2022, the Company sold 5,750,000 Units at a price of $10.00 per Units (including the full exercise of the over-allotment option of 750,000 Units granted to the underwriters), generating gross proceeds of $57,500,000. Each Unit consists of one share of common stock, one right (“Public Right”), and one redeemable warrant (“Public Warrant”). Each Public Right will convert into one-sixth (1/6) of a share of common stock upon the consummation of an initial Business Combination. Each Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment, and each six rights entitle the holder thereof to receive one share of common stock at the closing of an initial Business Combination. The Company will not issue fractional shares. As a result, Public Rights may only be converted in multiples of six. The Warrants will become exercisable on the later of the 30 days after completion of the Company’s initial Business Combination or 12 months from the closing of the IPO, and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation.

PLUTONIAN ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 4 — Private Placement

Simultaneously with the closing of the IPO, The Sponsor purchased an aggregate of 266,125 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $2,661,250 in a private placement. The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The Private Warrants will be identical to the Public Warrants, except that the Private Warrants will be entitled to registration rights, and the Private Warrants (including the common shares issuable upon the exercise of the Private Warrants) will not be transferable, assignable or salable until after the completion of a Business Combination, except to permitted transferees. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within nine months (or up to 18 months, as described in more detail in this prospectus), the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

Note 5 — Related Party Transactions

Insider Shares

On February 20, 2022, the Company issued 1,437,500 shares of common stock to the Initial Stockholders (the “Insider Shares”) for an aggregated consideration of $25,000, or approximately $0.017 per share. The Initial Stockholders have agreed to forfeit up to 187,500 Insider Shares to the extent that the over-allotment option is not exercised in full so that the Initial Stockholders collectively own 20% of the Company’s issued and outstanding shares after the IPO (assuming the Initial Stockholders do not purchase any Public Shares in the IPO and excluding the Private Units). As a result of the underwriters’ full exercise of the over-allotment option on November 15, 2022, no Insider Share were forfeited. As of December 31, 2022, 1,437,500 Insider Shares were issued and outstanding.

The Initial Stockholders have agreed not to transfer, assign or sell any of their Insider Shares (except to certain permitted transferees) until the earlier of (1) 150 calendar days after the date of the consummation of the Company’s initial Business Combination and the date on which the closing price of the Company’s shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Company’s initial Business Combination or (2) six months after the date of the consummation of the Company’s initial Business Combination, or earlier, in either case, if, subsequent to the Company’s initial Business Combination, the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Promissory Note — Related Party

On February 20, 2022, the Sponsor agreed to loan the Company up to an aggregate amount of $200,000 to be used, in part, for transaction costs incurred in connection with the IPO (the “Promissory Note”). The Promissory Note is unsecured, interest-free and due on the closing of the IPO. The Company repaid the outstanding balance of $200,000 to the Sponsor on November 29, 2022. As of December 31, 2022 and 2021, no amount was outstanding under the Promissory Note.

Related Party Loans

In addition, in order to finance transaction costs in connection with searching for a target business or consummating an intended initial Business Combination, the initial stockholders, officers, directors or their affiliates may, but are not obligated to, loan us funds as may be required. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Such loans would be evidenced by promissory notes. The notes would either be paid upon consummation of the Company’s initial Business Combination, without interest, or, at the lender’s discretion, up to $600,000 of the notes may be converted upon consummation of the Company’s Business Combination into Private Units at a price of $10.00 per unit.

As of December 31, 2022, the Company had no borrowings under the working capital loans.

PLUTONIAN ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the Company’s Insider Shares issued and outstanding on the date of this prospectus, as well as the holders of the Private Units and any Private Units the Company’s insiders, officers, directors, or their affiliates may be issued in payment of working capital loans and extension loans made to the Company (and the securities underlying the Private Units) will be entitled to registration rights pursuant to an agreement. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Insider Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from certain transfer restrictions. The holders of a majority of the Private Units (including the Private Units issued in payment of working capital loans and extension loans made to the Company) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company has granted EF Hutton, division of Benchmark Investments, LLC, the representative of the underwriters a 45-day option from the date of this offering to purchase up to 750,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. On November 15, 2022, the underwriters fully exercised the over-allotment option to purchase 750,000 units, generating gross proceeds to the Company of $7,500,000 (see Note 3).

The underwriters were paid a cash underwriting discount of 1.0% of the gross proceeds of the IPO, or $575,000. In addition, the underwriters are entitled to a deferred underwriting fee of 3.5% of the gross proceeds of the IPO, or $2,012,500, which will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

Additionally, the Company has committed to issue the underwriters and/or its designees 57,500 shares of common stock or the representative shares, at the closing of the IPO as part of representative compensation. As of November 15, 2022, 57,500 representative shares were issued.

Note 7 — Stockholders’ Equity

Common Stock — The Company is authorized to issue 15,000,000 shares of common stock with a par value of $0.0001 per share. Holders of the common stock are entitled to one vote for each share. At December 31, 2022, there were 1,761,125 shares of common stock issued and outstanding (excluding 5,750,000 shares subject to possible redemption).

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a right will automatically receive one-sixth (1/6) of a share of common stock upon consummation of the Company’s initial Business Combination, even if the holder of such right redeemed all shares of common stock held by it in connection with the initial Business Combination or an amendment to the Company’s certificate of incorporation with respect to the Company’s pre-business combination activities. In the event the Company will not be the surviving company upon completion of its initial Business Combination, each holder of a right will be required to affirmatively convert its rights in order to receive the one-sixth (1/6) of a share underlying each right upon consummation of the Business Combination. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares of common stock upon consummation of an initial Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company). If the Company enters into a definitive agreement for a Business Combination in which it will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis.

PLUTONIAN ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporation Law. As a result, a holder must hold rights in multiples of six in order to receive shares for all of its rights upon closing of a Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and it liquidates the funds held in the Trust Account, holders of warrants and rights will not receive any of such funds with respect to their warrants and rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants and rights, and the warrants and rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, holders of the rights might not receive the shares of common stock underlying the rights.

Warrants — Each redeemable warrant entitles the holder thereof to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as described in this prospectus. The warrants will become exercisable on the later of 30 days after the completion of an initial Business Combination and 12 months from the closing of the IPO. However, no public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the issuance of the common stock issuable upon exercise of the warrants and a current prospectus relating to such common stock. Notwithstanding the foregoing, if a registration statement covering the issuance of the common stock issuable upon exercise of the Public Warrants is not effective within 90 days from the closing of the Company’s initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. In the event that holders are able to exercise their warrants on a “cashless basis,” each holder would pay the exercise price by surrendering the warrants in exchange for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” for this purpose shall mean the average last reported sale price of the common stock for the 10 trading days ending on the third trading day prior to the exercise date. The warrants will expire five years from the closing of the Company’s initial Business Combination at 5:00 p.m., New York City time or earlier redemption.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the Company’s initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the board of directors) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Price”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Price and the Newly Issued Price, and the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption, which the Company refers to as the 30-day redemption period;

PLUTONIAN ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

•        if, and only if, the last reported sale price of the Company’s common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. In such event, each holder would pay the exercise price by surrendering the warrants in exchange for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Except as described above, no warrants will be exercisable and the Company will not be obligated to issue common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, the Company cannot assure that it will be able to do so and, if the Company does not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and the Company will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the Company will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

The Private Warrants will be identical to the Public Warrants, except that the Private Warrants will be entitled to registration rights, and the Private Warrants (including the common shares issuable upon the exercise of the Private Warrants) will not be transferable, assignable or salable until after the completion of a Business Combination, except to permitted transferees.

Note 8 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

PLUTONIAN ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 8 — Fair Value Measurements (cont.)

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. There were no marketable securities held in trust account at December 31, 2021.

	December 31, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Marketable securities held in trust account	58,778,053	58,778,053	—	—

Note 9 — Income Taxes

The Company’s net deferred tax assets are as follows:

December 31, 2022
Deferred tax asset
Net operating loss carryforward	$—
Startup/Organization Expenses	17,365
Total deferred tax asset	17,365
Valuation allowance	(17,365)
Deferred tax asset, net of allowance	$—

The income tax provision consists of the following:

For the Year ended December 31, 2022
Federal
Current	$55,532
Deferred	(17,365)
State
Current	$—
Deferred	—
Change in valuation allowance	17,365
Income tax provision	$55,532

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows:

For the Year ended December 31, 2022
Income at U.S. statutory rate	21.00%
State taxes, net of federal benefit	0.00%
Change in valuation allowance	9.55%
30.55%

PLUTONIAN ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 9 — Income Taxes (cont.)

As of December 31, 2022, the Company did not have any U.S. federal and state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. The change in the valuation allowance was $17,365 for the year ended December 31, 2022.

The provisions for U.S. federal and state income taxes were $55,532 and $0 for the year ended December 31, 2022 and for the period from March 11, 2021 (inception) to December 31, 2021, respectively. The Company’s tax returns for the years ended December 31, 2022 and 2021 remain open and subject to examination.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based on this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

PLUTONIAN ACQUISITION CORP.
CONDENSED BALANCE SHEETS

	September 30, 2023 (Unaudited)	December 31, 2022 (Audited)
Assets
Current Assets
Cash	$613,763	$293,569
Prepaid expenses	116,822	178,713
Total Current Assets	730,585	472,282

Prepaid expenses – non current	—	54,982
Investments held in Trust Account	34,291,652	58,778,053
Total Assets	$35,022,237	$59,305,317

Liabilities, Temporary Equity, and Stockholders’ Equity (Deficit)
Current Liabilities
Accrued expenses	$50,855	$42,717
Franchise tax payable	33,250	7,138
Income tax payable	466,466	55,532
Excise tax payable	262,449	—
Promissory note – related party	500,000	—
Total Current Liabilities	1,313,020	105,387

Deferred underwriting fee payable	2,012,500	2,012,500
Total Liabilities	3,325,520	2,117,887

Commitments and Contingencies

Common stock subject to possible redemption, $0.0001 par value; 15,000,000 shares authorized; 3,239,642 shares and 5,750,000 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively, at redemption value	34,226,386	53,564,527

Stockholders’ Equity (Deficit)
Common stock, $0.0001 par value; 15,000,000 shares authorized; 1,761,125 shares issued and outstanding (excluding 3,239,642 shares and 5,750,000 shares subject to possible redemption at September 30, 2023 and December 31, 2022, respectively)	176	176
Additional paid-in capital	—	3,500,598
Retained earnings (Accumulated Deficit)	(2,529,845)	122,129
Total Stockholders’ Equity (Deficit)	(2,529,669)	3,622,903
Total Liabilities, Temporary Equity, and Stockholders’ Equity (Deficit)	$35,022,237	$59,305,317

The accompanying notes are an integral part of these unaudited condensed financial statements.

PLUTONIAN ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
General and administrative expenses	$182,458	$454	$529,268	$4,952
Franchise tax expenses	9,150	—	33,250	225
Loss from operations	(191,608)	(454)	(562,518)	(5,177)

Interest earned on investment held in Trust Account	658,290	—	1,990,081	—
Income (loss) before income taxes	466,682	(454)	1,427,563	(5,177)
Income taxes provision	(136,319)	—	(410,934)	—
Net income (loss)	$330,363	$(454)	$1,016,629	$(5,177)

Basic and diluted weighted average shares outstanding, redeemable common stock	4,303,816	—	5,262,641	—

Basic and diluted net income per share, redeemable common stock	$0.16	$—	$0.47	$—

Basic and diluted weighted average shares outstanding, non-redeemable common stock	1,761,125	1,250,000 (1)	1,761,125	1,018,519 (1)

Basic and diluted net loss per share, non-redeemable common stock	$(0.19)	$(0.00)	$(0.84)	$(0.01)

____________

(1)      Excludes up to 187,500 shares of common stock subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part (see Note 5). On November 15, 2022, the underwriters fully exercised the over-allotment option resulting in no shares of common stock subject to forfeiture.

The accompanying notes are an integral part of these unaudited condensed financial statements.

PLUTONIAN ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the Three and Nine Months Ended September 30, 2023

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance as of January 1, 2023	1,761,125	$176	$3,500,598	$122,129	$3,622,903
Accretion of common stock to redemption value	—	—	(2,615,348)	—	(2,615,348)
Net income	—	—	—	296,953	296,953
Balance as of March 31, 2023	1,761,125	$176	$885,250	$419,082	$1,304,508
Accretion of common stock to redemption value	—	—	(885,250)	(1,909,169)	(2,794,419)
Net income	—	—	—	389,314	389,314
Balance as of June 30, 2023	1,761,125	$176	$—	$(1,100,773)	$(1,100,597)
Accretion of common stock to redemption value	—	—	—	(1,496,986)	(1,496,986)
Excise tax liability	—	—	—	(262,449)	(262,449)
Net income	—	—	—	330,363	330,363
Balance as of September 30, 2023	1,761,125	$176	$—	$(2,529,845)	$(2,529,669)

For the Three and Nine Months Ended September 30, 2022

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares(1)	Amount
Balance as of January 1, 2022	—	$—	$—	$(4,088)	$(4,088)
Common stock issued to initial stockholders(1)	1,437,500	144	24,856	—	25,000
Net loss	—	—	—	(4,673)	(4,673)
Balance as of March 31, 2022	1,437,500	$144	$24,856	$(8,761)	$16,239
Net loss	—	—	—	(50)	(50)
Balance as of June 30, 2022	1,437,500	$144	$24,856	$(8,811)	$16,189
Net loss	—	—	—	(454)	(454)
Balance as of September 30, 2022	1,437,500	$144	$24,856	$(9,265)	$15,735

____________

(1)      Includes up to 187,500 shares of common stock subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full or in part (see Note 5). On November 15, 2022, the underwriters fully exercised the over-allotment option resulting in no shares of common stock subject to forfeiture.

The accompanying notes are an integral part of these unaudited condensed financial statements.

PLUTONIAN ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2023	2022
Cash flows from operating activities:
Net income (loss)	$1,016,629	$(5,177)
Adjustments to reconcile net cash used in operating activities:
Interest earned on investments held in Trust Account	(1,990,081)	—
Changes in current assets and current liabilities:
Prepaid expenses	116,873	—
Accrued expenses	8,139	422
Franchise tax payable	26,112	—
Income tax payable	410,934	—
Net cash (used in) operating activities	(411,394)	(4,755)

Cash Flows from Investing Activities:
Cash deposited into Trust Account	(210,000)	—
Cash withdrawal from Trust Account to pay public stockholder redemption	26,244,894	—
Net cash provided by investing activities	26,034,894	—

Cash Flows from Financing Activities:
Cash from Trust Account to pay franchise and income taxes	441,588	—
Proceeds from issuance of common stock to Sponsor	—	25,000
Payment of deferred offering costs	—	(181,125)
Payment to related party	—	(9,040)
Payment of public stockholder redemptions	(26,244,894)	—
Proceeds from issuance of promissory note to related party	500,000	200,000
Net cash provided by (used in) financing activities	(25,303,306)	34,835

Net change in cash	320,194	30,080
Cash, beginning of the period	293,569	4,952
Cash, end of the period	$613,763	$35,032

Supplemental Disclosure of Non-cash Investing and Financing Activities
Excise tax liability	$262,449	$—
Accretion of Common stock to redemption value	$6,906,753	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

Plutonian Acquisition Corp. (the “Company” or “Plutonian”) is a newly organized blank check company incorporated as a Delaware corporation on March 11, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (“Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination.

As of September 30, 2023, the Company had not commenced any operations. All activities through September 30, 2023 are related to the Company’s formation and the initial public offering (“IPO” as defined below) and, subsequent to the IPO, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Plutonian Investments LLC, a Delaware limited liability company which is controlled by Mr. Guojian Zhang (the “Sponsor”).

The registration statement for the Company’s IPO became effective on November 9, 2022. On November 15, 2022, the Company consummated the IPO of 5,750,000 units (the “Public Units’), including the full exercise of the over-allotment option of 750,000 Units granted to the underwriters. The Public Units were sold at an offering price of $10.00 per unit generating gross proceeds of $57,500,000. Simultaneously with the IPO, the Company sold to its Sponsor 266,125 units at $10.00 per unit (the “Private Units”) in a private placement generating total gross proceeds of $2,661,250, which is described in Note 5. Each Unit consists of one share of common stock of the Company, par value $0.0001 per share (the “Shares”), one redeemable warrant entitling its holder to purchase one Share at a price of $11.50 per Share, and one right to receive one-sixth (1/6) of one share upon the consummation of the Company’s initial business combination.

Transaction costs amounted to $3,676,399, consisted of $575,000 of underwriting fees, $2,012,500 of deferred underwriting fees (payable only upon completion of a Business Combination) and $1,088,899 of other offering costs. Upon the closing of the IPO and the private placement on November 15, 2022, a total of $58,506,250 was placed in a trust account (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company as a trustee and will be invested only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial Business Combination and the liquidation due to the Company’s failure to complete a Business Combination within the applicable period of time. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders. In addition, interest income earned on the funds in the Trust Account may be released to the Company to pay its income or other tax obligations. With these exceptions, expenses incurred by the Company may be paid prior to a business combination only from the net proceeds of the IPO and private placement not held in the Trust Account.

Pursuant to Nasdaq listing rules, the Company’s initial Business Combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust account (excluding any deferred underwriting discounts and commissions and taxes payable on the income earned on the Trust Account), which the Company refers to as the 80% test, at the time of the execution of a definitive agreement for its initial Business Combination, although the Company may structure a Business Combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. If the Company is no longer listed on Nasdaq, it will not be required to satisfy the 80% test. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.175 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). The Public Shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares of common stock voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor and any of the Company’s officers or directors that may hold Insider Shares (as defined in Note 5) (the “Initial Stockholders”) and the underwriters have agreed (a) to vote their Insider Shares, Private Shares (as defined in Note 4), and any Public Shares purchased during or after the IPO in favor of approving a Business Combination and (b) not to convert any shares (including the Insider Shares) in connection with a stockholder vote to approve, or sell the shares to the Company in any tender offer in connection with, a proposed Business Combination.

The Initial Stockholders have agreed (a) to waive their redemption rights with respect to the Insider Shares, Private Shares and Public Shares held by them in connection with the completion of a Business Combination and (b) not to propose, or vote in favor of, an amendment to the Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

Initially, the Company had nine months (or up to 18 months) from the closing of the IPO to consummate a Business Combination (the “Combination Period”). If the Company anticipates that it may not be able to consummate its initial Business Combination within nine months, it may, by resolution of the board if requested by the Sponsor, extend the period of time to consummate a Business Combination up to nine times, each by an additional one month (for a total of up to 18 months to complete a Business Combination), subject to the Sponsor depositing additional funds into the Trust Account in the amount of $189,750 (or $0.033 per public share per month), up to an aggregate of $1,707,750 or $0.297 per public share (for an aggregate of nine months), on or prior to the date of the applicable deadline, for each extension.

On August 8, 2023, the Company held a special meeting of stockholders, at which the Company’s stockholders approved (i) an amendment to the Company’s amended and restated certificate of incorporation (the “Extension Amendment”) and (ii) an amendment (the “Trust Amendment”) to the Investment Management Trust Agreement, dated November 9, 2022, by and between the Company and Continental Stock Transfer & Trust Company to allow

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

the Company to extend the date by which the Company must consummate a business combination, up to four times for an additional three months each time, from August 15, 2023 to August 15, 2024 (the date that is 21 months from the closing date of the Company’s initial public offering of units).

In connection with the stockholders’ vote at the special meeting, an aggregate of 2,510,358 shares with redemption value of approximately $26,244,894 (or $10.45 per share) of the Company’s common stock were tendered for redemption.

On August 1, 2023, $210,000 was deposited into the Trust Account to extend the business combination period from August 15, 2023 to November 15, 2023. On August 8, 2023, the Company issued a promissory note of $210,000 to the Sponsor for the extension payment. The promissory note is unsecured, interest-free and payable on the earlier of: 1) the date on which the Company consummates an initial business combination, or 2) the date the Company liquidates if a business combination is not consummated. The Sponsor may elect to convert the promissory note into 25,200 shares ($8.33 per share) of the Company common stock.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Initial Stockholders have agreed to waive their liquidation rights with respect to the Insider Shares and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Stockholders acquire Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.175.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (excluding the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.175 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.175 per share due to reductions in the value of the trust assets, in each case less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

On October 9, 2023, Plutonian entered into an Agreement and Plan of Merger (as amended from time to time, the “Agreement”) with (i) Big Tree Cloud International Group Limited, a Cayman Islands exempted company (“Holdco”), (ii) Big Tree Cloud Holdings Limited, an exempted company incorporated in Cayman Islands and a

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

direct wholly-owned subsidiary of Holdco (“PubCo”), (iii) Big Tree Cloud Merger Sub I Limited, an exempted company incorporated in Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), (iv) Big Tree Cloud Merger Sub II Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2” and, together with PubCo and Merger Sub 1, each an “Acquisition Entity” and collectively, the “Acquisition Entities”), and (v) Guangdong Dashuyun Investment Holding Group Co., Ltd. (广东省大树云投资控股集团有限公司) a PRC limited liability company (“Company”).

Pursuant to the Agreement and subject to the terms and conditions set forth therein, (i) Merger Sub 1 will merge with and into the Holdco (the “Initial Merger”) whereby the separate existence of Merger Sub 1 will cease and Holdco will be the surviving corporation of the Initial Merger and become a wholly owned subsidiary of PubCo, and (ii) following the Initial Merger Effective Time, Merger Sub 2 will merge with and into SPAC (the “SPAC Merger”, and together with the Initial Merger, the “Mergers”), the separate existence of Merger Sub 2 will cease and SPAC will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo.

The Mergers imply a current equity value of the Company at $500 million prior to the closing of the Mergers (the “Closing”). As a result of the Mergers, among other things, (i) each outstanding share in Holdco shall automatically be cancelled, and in exchange for the right to receive newly issued ordinary shares in PubCo (“PubCo Ordinary Shares”) at the Holdco Exchange Ratio; (ii) each outstanding Plutonian Unit will be automatically detached; (iii) each unredeemed outstanding share of Plutonian Common Stock will be cancelled in exchange for the right to receive one PubCo Ordinary Share, (iv) each outstanding Plutonian Rights will be cancelled and cease to exist in exchange for the right to receive one-sixth (1/6) PubCo Ordinary Share, and (v) each outstanding Plutonian Warrant will be cancelled in exchange for the right to receive one PubCo Warrant. Each outstanding PubCo Ordinary Share will have a value at the time of the Closing of $10.00.

In addition, following the Closing, PubCo will issue an aggregate of up to 20,000,000 PubCo Ordinary Shares (the “Earnout Shares”) to the Holdco’s shareholders who hold Holdco’s shares as of immediately prior to the Initial Merger Effective Time on a pro rata basis upon the occurrence of the Earn-out Event. Earn-out Event is defined as the event where the Company Group first reports that there has been, in aggregate, no less than 200 department stores, grocery stores, pharmacies, supermarkets and other retail stores or vendors, each with a gross floor area of no less than 500 square meters, engaged in selling the Company Group’s personal care products or other consumer goods.

Concurrently with the execution of the Agreement, Sponsor has entered into and delivered a support agreement with the Holdco, the Company, each of the Acquisition Entities and Plutonian, pursuant to which the Sponsor has agreed, among others, to vote in favor of the Agreement and the transactions contemplated thereunder at the SPAC Special Meeting in accordance with the Insider Letter.

As part of the Agreement, on November 9, 2023, Big Tree Cloud International Group Limited (“Big Tree Cloud”) provided a loan of $210,000 to the Company which was deposited into the Trust Account to extend the Company’s initial business combination period from November 15, 2023 to February 15, 2024. Accordingly, the Company now has until February 15, 2024 to complete its initial business combination.

On November 9, 2023, the Company issued a promissory note of $210,000 to Big Tree Cloud for the extension payment. The promissory note is unsecured, interest-free and payable on the earliest of: 1) the date on which the Company consummates an initial business combination, 2) the date on which the Agreement is terminated in accordance with its terms, or 3) August 15, 2024.

Going Concern Consideration

As of September 30, 2023, the Company had cash of $613,763 and a working capital deficit of $82,719 (excluding franchise tax and income tax payable). The Company’s liquidity needs prior to the consummation of the IPO had been satisfied through a payment from the Sponsor of $25,000 for the Insider Shares and the loan under

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

an unsecured promissory note from the Sponsor of $200,000. On June 20, 2023, August 8, 2023 and September 14, 2023, the Sponsor provided a loan of $150,000, $210,000 and $140,000, to be used, in part, for working capital and transaction costs (including extension fees) related to the Business Combination (see Note 5).

The Company has until February 15, 2024 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution.

The Company expects to continue to incur significant professional costs to remain as a publicly traded company and to incur significant transaction costs in pursuit of the consummation of a Business Combination. The Company may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of our Business Combination. If the Company is unable to complete its Business Combination because it does not have sufficient funds available, it will be forced to cease operations and liquidate the Trust Account. In addition, following the Business Combination, if cash on hand is insufficient, the Company may need to obtain additional financing in order to meet its obligations.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to complete a Business Combination by February 15, 2024 (unless the Company extends the time to complete a Business Combination), then the Company will cease all operations except for the purpose of liquidating. The date for liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern for a period of 12 months from the issuance date of these financial statements. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

Management has evaluated the impact of persistent inflation and rising interest rates, financial market instability, including the recent bank failures, the lingering effects of the COVID-19 pandemic and certain geopolitical events, including the conflict in Ukraine and the surrounding region, and has concluded that while it is reasonably possible that the risks and uncertainties related to or resulting from these events could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed financial statements. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of these risks and uncertainties.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

As a result of the redemptions by the public stockholders in August 2023, the Company recorded $262,449 excise tax liability as of September 30, 2023. The Company will continue to monitor for updates to the Company’s business along with guidance issued with respect to the IR Act to determine whether any adjustments are needed to the Company’s tax provision in future periods.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. The interim results for the three and nine months ended September 30, 2023 are not necessarily indicative of the results that may be expected through December 31, 2023 or for any future periods. These financial statements should be read in conjunction with the Company’s 2022 Annual Report on Form 10-K as filed with the SEC on April 14, 2023.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $613,763 and $293,569 in cash and none in cash equivalents as of September 30, 2023 and December 31, 2022, respectively.

Investments Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of investments in money market funds that invest in U.S. government securities. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned on marketable securities held in Trust Account in the accompanying statements of operations. The estimated fair value of investments held in the Trust Account is determined using available market information.

Offering Costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs — SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Offering costs were $3,676,399 consisting principally of underwriting, legal, accounting and other expenses that are directly related to the IPO and charged to stockholders’ equity upon the completion of the IPO on November 15, 2022.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The Company’s effective tax rate was 26.79% and 0% for the three months ended September 30, 2023 and 2022, respectively; and 27.96% and 0.00% for the nine months ended September 30, 2023 and 2022, respectively. The effective tax rate differs from the statutory tax rate of 21% for both the three and nine months ended September 30, 2023 and 2022, due to the change of valuation allowance on the deferred tax assets and non-deductible M&A expenses.

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

While ASC 740 identifies usage of an effective annual tax rate for purposes of an interim provision, it does allow for estimating individual elements in the current period if they are significant, unusual or infrequent. Computing the effective tax rate for the Company is complicated due to the potential impact of the timing of any Business Combination expenses and the actual interest income that will be recognized during the year. The Company has taken a position as to the calculation of income tax expense in a current period based on ASC 740-270-25-3 which states, “If an entity is unable to estimate a part of its ordinary income (or loss) or the related tax (benefit) but is otherwise able to make a reasonable estimate, the tax (or benefit) applicable to the item that cannot be estimated shall be reported in the interim period in which the item is reported.” The Company believes its calculation to be a reliable estimate and allows it to properly take into account the usual elements that can impact its annualized book income and its impact on the effective tax rate. As such, the Company is computing its taxable income (loss) and associated income tax provision based on actual results through September 30, 2023.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2023 and December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction.

The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders. As of September 30, 2023, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

The net income (loss) per share presented in the statements of operations is based on the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net income (loss)	$330,363	$(454)	$1,016,629	$(5,177)
Accretion of common stock to redemption value(1)	(1,496,986)	—	(6,906,753)	—
Net loss including accretion of common stock to redemption value	$(1,166,623)	$(454)	$(5,890,124)	$(5,177)
	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022
	Redeemable shares	Non- redeemable shares	Redeemable shares	Non- redeemable shares
Basic and diluted net income (loss) per common stock
Numerator:
Allocation of net loss	$(827,861)	$(338,762)	$—	$(454)
Accretion of common stock to redemption value	1,496,986	—	—	—
Allocation of net income (loss)	$669,125	$(338,762)	$—	$(454)

Denominator:
Basic and diluted weighted average shares outstanding	4,303,816	1,761,125	—	1,250,000
Basic and diluted net income (loss) per common stock	$0.16	$(0.19)	$—	$(0.00)
	Nine Months Ended September 30, 2023		Nine Months Ended September 30, 2022
	Redeemable shares	Non- redeemable shares	Redeemable shares	Non- redeemable shares
Basic and diluted net income (loss) per common stock
Numerator:
Allocation of net loss	$(4,413,246)	$(1,476,878)	$—	$(5,177)
Accretion of common stock to redemption value	6,906,753	—	—	—
Allocation of net income (loss)	$2,493,507	$(1,476,878)	$—	$(5,177)

Denominator:
Basic and diluted weighted average shares outstanding	5,262,641	1,761,125	—	1,018,519
Basic and diluted net income (loss) per common stock	$0.47	$(0.84)	$—	$(0.01)

____________

(1)      Accretion amount includes franchise and income taxes to be paid out of the Trust Account.

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company is not exposed to significant risks on such account as of September 30, 2023 and December 31, 2022. As of September 30, 2023 and December 31, 2022, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

FASB ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —

Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —

Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the consolidated balance sheet. The fair values of cash and cash equivalents, and other current assets, accrued expenses, due to sponsor are estimated to approximate the carrying values as of September 30, 2023 and December 31, 2022 due to the short maturities of such instruments. See Note 8 for the disclosure of the Company’s assets and liabilities that were measured at fair value on a recurring basis.

Warrants

The Company accounts for warrants (Public Warrants or Private Warrants) as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

The Company has made a policy election in accordance with ASC 480-10-S99-3A and recognizes changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an expected 9-month period leading up to a Business Combination. For the nine months ended September 30, 2023, the Company recorded $5,409,767 total accretion of common stock to redemption value.

At September 30, 2023, the amount of common stock subject to possible redemption reflected in the balance sheet are reconciled in the following table:

Gross proceeds	$57,500,000
Less:
Proceeds allocated to public warrants	(632,500)
Proceeds allocated to public rights	(1,322,500)
Allocation of offering costs related to redeemable shares	(3,551,402)
Plus:
Accretion of carrying value to redemption value	1,570,929
Common stock subject to possible redemption – December 31, 2022	53,564,527
Plus:
Accretion of carrying value to redemption value – nine months ended September 30, 2023	6,906,753
Redemption of public stockholders	(26,244,894)
Common stock subject to possible redemption – September 30, 2023	$34,226,386

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity.

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 2 — Significant Accounting Policies (cont.)

ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 for the Company and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On November 15, 2022, the Company sold 5,750,000 Units at a price of $10.00 per Units (including the full exercise of the over-allotment option of 750,000 Units granted to the underwriters), generating gross proceeds of $57,500,000. Each Unit consists of one share of common stock, one right (“Public Right”), and one redeemable warrant (“Public Warrant”). Each Public Right will convert into one-sixth (1/6) of a share of common stock upon the consummation of an initial Business Combination. Each Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment, and each six rights entitle the holder thereof to receive one share of common stock at the closing of an initial Business Combination. The Company will not issue fractional shares. As a result, Public Rights may only be converted in multiples of six. The Warrants will become exercisable on the later of the 30 days after completion of the Company’s initial Business Combination or 12 months from the closing of the IPO, and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation.

Note 4 — Private Placement

Simultaneously with the closing of the IPO, The Sponsor purchased an aggregate of 266,125 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $2,661,250 in a private placement. The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The Private Warrants will be identical to the Public Warrants, except that the Private Warrants will be entitled to registration rights, and the Private Warrants (including the common shares issuable upon the exercise of the Private Warrants) will not be transferable, assignable or salable until after the completion of a Business Combination, except to permitted transferees. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within nine months (or up to 18 months if the time to complete a business combination is extended) from the closing of the IPO, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

Note 5 — Related Party Transactions

Insider Shares

On February 20, 2022, the Company issued 1,437,500 shares of common stock to the Initial Stockholders (the “Insider Shares”) for an aggregated consideration of $25,000, or approximately $0.017 per share. The Initial Stockholders have agreed to forfeit up to 187,500 Insider Shares to the extent that the over-allotment option is not exercised in full so that the Initial Stockholders collectively own 20% of the Company’s issued and outstanding shares after the IPO (assuming the Initial Stockholders do not purchase any Public Shares in the IPO and excluding the Private Units). As a result of the underwriters’ full exercise of the over-allotment option on November 15, 2022, no Insider Share were forfeited. As of September 30, 2023, 1,437,500 Insider Shares were issued and outstanding.

The Initial Stockholders have agreed not to transfer, assign or sell any of their Insider Shares (except to certain permitted transferees) until the earlier of (1) 150 calendar days after the date of the consummation of the Company’s initial Business Combination and the date on which the closing price of the Company’s shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

any 20 trading days within any 30-trading day period commencing after the Company’s initial Business Combination or (2) six months after the date of the consummation of the Company’s initial Business Combination, or earlier, in either case, if, subsequent to the Company’s initial Business Combination, the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Promissory Note — Related Party

On February 20, 2022, the Sponsor agreed to loan the Company up to an aggregate amount of $200,000 to be used, in part, for transaction costs incurred in connection with the IPO (the “Promissory Note”). The Promissory Note is unsecured, interest-free and due on the closing of the IPO. The Company repaid the outstanding balance of $200,000 to the Sponsor on November 29, 2022.

On June 20, 2023, August 8, 2023 and September 14, 2023, the Sponsor provided the Company with a loan of $150,000 (“Promissory Note 1”), $210,000 (“Promissory Note 2”) and $140,000 (“Promissory Note 3”), respectively, to be used, in part, for working capital and term extension fees. Promissory Note 1 and Promissory Note 3 are unsecured, interest-free and payable on the earlier of: 1) the date on which the Company consummates an initial business combination, or 2) the date the Company liquidates if a business combination is not consummated. The Sponsor may elect to convert the promissory notes in shares of the Company common stock at a fixed price of $10.00 per share at any time when promissory notes remain outstanding. Promissory Note 2 has the same terms as Promissory Note 1 and 3, except the Sponsor may elect to convert the promissory note into 25,200 shares ($8.33 per share) of the Company common stock. As of September 30, 2023 and December 31, 2022, $500,000 and $0 were outstanding, respectively, under all the promissory notes.

Related Party Loans

In addition, in order to finance transaction costs in connection with searching for a target business or consummating an intended initial Business Combination, the initial stockholders, officers, directors or their affiliates may, but are not obligated to, loan us funds as may be required. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Such loans would be evidenced by promissory notes. The notes would either be paid upon consummation of the Company’s initial Business Combination, without interest, or, at the lender’s discretion, up to $600,000 of the notes may be converted upon consummation of the Company’s Business Combination into Private Units at a price of $10.00 per unit.

As of September 30, 2023 and December 31, 2022, the Company had no borrowings under the related party loans.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the Company’s Insider Shares issued and outstanding as well as the holders of the Private Units and any Private Units the Company’s insiders, officers, directors, or their affiliates may be issued in payment of working capital loans and extension loans made to the Company (and the securities underlying the Private Units) will be entitled to registration rights pursuant to an agreement. The holders of a majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the Insider Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from certain transfer restrictions. The holders of a majority of the Private Units (including the Private Units issued in payment of working capital loans and extension loans made to the Company) can elect to exercise these registration rights at any time after the Company

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies (cont.)

consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company has granted EF Hutton, division of Benchmark Investments, LLC, the representative of the underwriters a 45-day option from the date of this offering to purchase up to 750,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. On November 15, 2022, the underwriters fully exercised the over-allotment option to purchase 750,000 units, generating gross proceeds to the Company of $7,500,000 (see Note 3).

The underwriters were paid a cash underwriting discount of 1.0% of the gross proceeds of the IPO, or $575,000. In addition, the underwriters are entitled to a deferred underwriting fee of 3.5% of the gross proceeds of the IPO, or $2,012,500, which will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement.

Additionally, the Company has committed to issue the underwriters and/or its designees 57,500 shares of common stock or the representative shares, at the closing of the IPO as part of representative compensation. As of November 15, 2022, 57,500 representative shares were issued.

Note 7 — Stockholders’ Equity

Common Stock — The Company is authorized to issue 15,000,000 shares of common stock with a par value of $0.0001 per share. Holders of the common stock are entitled to one vote for each share. At September 30, 2023 and December 31, 2022, there were 1,761,125 shares of common stock issued and outstanding (excluding 3,239,642 shares and 5,750,000 shares subject to possible redemption at September 30, 2023 and December 31, 2022, respectively).

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a right will automatically receive one-sixth (1/6) of a share of common stock upon consummation of the Company’s initial Business Combination, even if the holder of such right redeemed all shares of common stock held by it in connection with the initial Business Combination or an amendment to the Company’s certificate of incorporation with respect to the Company’s pre-business combination activities. In the event the Company will not be the surviving company upon completion of its initial Business Combination, each holder of a right will be required to affirmatively convert its rights in order to receive the one-sixth (1/6) of a share underlying each right upon consummation of the Business Combination. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares of common stock upon consummation of an initial Business Combination. The shares issuable upon exchange of the rights will be freely tradable (except to the extent held by affiliates of the Company). If the Company enters into a definitive agreement for a Business Combination in which it will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis.

The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporation Law. As a result, a holder must hold rights in multiples of six in order to receive shares for all of its rights upon closing of a Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and it liquidates the funds held in the Trust Account, holders of warrants and rights will not receive any of such funds with respect to their warrants and rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants and rights, and the warrants and rights will expire worthless. Further, there are no contractual penalties

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

for failure to deliver securities to the holders of the rights upon consummation of an initial Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, holders of the rights might not receive the shares of common stock underlying the rights.

Warrants — Each redeemable warrant entitles the holder thereof to purchase one share of common stock at a price of $11.50 per share, subject to adjustments. The warrants will become exercisable on the later of 30 days after the completion of an initial Business Combination and 12 months from the closing of the IPO. However, no public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the issuance of the common stock issuable upon exercise of the warrants and a current prospectus relating to such common stock. Notwithstanding the foregoing, if a registration statement covering the issuance of the common stock issuable upon exercise of the Public Warrants is not effective within 90 days from the closing of the Company’s initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. In the event that holders are able to exercise their warrants on a “cashless basis,” each holder would pay the exercise price by surrendering the warrants in exchange for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” for this purpose shall mean the average last reported sale price of the common stock for the 10 trading days ending on the third trading day prior to the exercise date. The warrants will expire five years from the closing of the Company’s initial Business Combination at 5:00 p.m., New York City time or earlier redemption.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the Company’s initial Business Combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the board of directors) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Price”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Price and the Newly Issued Price, and the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption, which the Company refers to as the 30-day redemption period;

•        if, and only if, the last reported sale price of the Company’s common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. In such event, each holder would pay the exercise price by surrendering the warrants in exchange for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 7 — Stockholders’ Equity (cont.)

shares of common stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Except as described above, no warrants will be exercisable and the Company will not be obligated to issue common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, the Company cannot assure that it will be able to do so and, if the Company does not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and the Company will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the Company will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

The Private Warrants will be identical to the Public Warrants, except that the Private Warrants will be entitled to registration rights, and the Private Warrants (including the common shares issuable upon the exercise of the Private Warrants) will not be transferable, assignable or salable until after the completion of a Business Combination, except to permitted transferees.

Note 8 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 8 — Fair Value Measurements (cont.)

The following tables present information about the Company’s assets that are measured at fair value on a recurring basis as of September 30, 2023 and December 31, 2022 and indicate the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	September 30, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Marketable securities held in Trust Account	$34,291,652	$34,291,652	$—	$—
	December 31, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Marketable securities held in Trust Account	$58,778,053	$58,778,053	$—	$—

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based on this review, as further disclosed in the footnotes and except as disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On October 9, 2023, Plutonian entered into an Agreement and Plan of Merger (as amended from time to time, the “Agreement”) with (i) Big Tree Cloud International Group Limited, a Cayman Islands exempted company (“Holdco”), (ii) Big Tree Cloud Holdings Limited, an exempted company incorporated in Cayman Islands and a direct wholly-owned subsidiary of Holdco (“PubCo”), (iii) Big Tree Cloud Merger Sub I Limited, an exempted company incorporated in Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), (iv) Big Tree Cloud Merger Sub II Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2” and, together with PubCo and Merger Sub 1, each an “Acquisition Entity” and collectively, the “Acquisition Entities”), and (v) Guangdong Dashuyun Investment Holding Group Co., Ltd. (广东省大树云投资控股集团有限公司) a PRC limited liability company (“Company”).

Pursuant to the Agreement and subject to the terms and conditions set forth therein, (i) Merger Sub 1 will merge with and into the Holdco (the “Initial Merger”) whereby the separate existence of Merger Sub 1 will cease and Holdco will be the surviving corporation of the Initial Merger and become a wholly owned subsidiary of PubCo, and (ii) following the Initial Merger Effective Time, Merger Sub 2 will merge with and into SPAC (the “SPAC Merger”, and together with the Initial Merger, the “Mergers”), the separate existence of Merger Sub 2 will cease and SPAC will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo.

The Mergers imply a current equity value of the Company at $500 million prior to the closing of the Mergers (the “Closing”). As a result of the Mergers, among other things, (i) each outstanding share in Holdco shall automatically be cancelled, and in exchange for the right to receive newly issued ordinary shares in PubCo (“PubCo Ordinary Shares”) at the Holdco Exchange Ratio; (ii) each outstanding Plutonian Unit will be automatically detached; (iii) each unredeemed outstanding share of Plutonian Common Stock will be cancelled in exchange for the right to receive one PubCo Ordinary Share, (iv) each outstanding Plutonian Rights will be cancelled and cease to exist in exchange for the right to receive one-sixth (1/6) PubCo Ordinary Share, and (v) each outstanding Plutonian Warrant will be cancelled in exchange for the right to receive one PubCo Warrant. Each outstanding PubCo Ordinary Share will have a value at the time of the Closing of $10.00.

PLUTONIAN ACQUISITION CORP.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 9 — Subsequent Events (cont.)

In addition, following the Closing, PubCo will issue an aggregate of up to 20,000,000 PubCo Ordinary Shares (the “Earnout Shares”) to the Holdco’s shareholders who hold Holdco’s shares as of immediately prior to the Initial Merger Effective Time on a pro rata basis upon the occurrence of the Earn-out Event. Earn-out Event is defined as the event where the Company Group first reports that there has been, in aggregate, no less than 200 department stores, grocery stores, pharmacies, supermarkets and other retail stores or vendors, each with a gross floor area of no less than 500 square meters, engaged in selling the Company Group’s personal care products or other consumer goods.

Concurrently with the execution of the Agreement, Sponsor has entered into and delivered a support agreement with the Holdco, the Company, each of the Acquisition Entities and Plutonian, pursuant to which the Sponsor has agreed, among others, to vote in favor of the Agreement and the transactions contemplated thereunder at the SPAC Special Meeting in accordance with the Insider Letter.

As part of the Agreement, on November 9, 2023, Big Tree Cloud International Group Limited (“Big Tree Cloud”) provided a loan of $210,000 to the Company which was deposited into the Trust Account to extend the Company’s initial business combination period from November 15, 2023 to February 15, 2024. Accordingly, the Company now has until February 15, 2024 to complete its initial business combination.

On November 9, 2023, the Company issued a promissory note of $210,000 to Big Tree Cloud for the extension payment. The promissory note is unsecured, interest-free and payable on the earliest of: 1) the date on which the Company consummates an initial business combination, 2) the date on which the Agreement is terminated in accordance with its terms, or 3) August 15, 2024.

Annex A

AGREEMENT AND PLAN OF MERGER

dated

October 9, 2023

by and among

Big Tree Cloud International Group Limited,

Guangdong Dashuyun Investment Holding Group Co., Ltd. (广东省大树云投资控股集团有限公司),

Big Tree Cloud Holdings Limited,

Big Tree Cloud Merger Sub I Limited,

Big Tree Cloud Merger Sub II Inc.,

and

Plutonian Acquisition Corp.

Annex A-i

Annex A-ii

INDEX OF EXHIBITS

Exhibit	Description
Exhibit A	Form of Company Shareholder Lock-Up Agreement
Exhibit B	Form of Registration Rights Agreement
Exhibit C	Form of PubCo Corporation Organizational Documents
Exhibit D	Form of Surviving Corporation Organizational Documents
Exhibit E	Form of SPAC Merger Certificate

Annex A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of October 9, 2023 (the “Signing Date”), by and among Big Tree Cloud International Group Limited, an exempted company incorporated in the Cayman Islands (the “Holdco”), Guangdong Dashuyun Investment Holding Group Co., Ltd. (广东省大树云投资控股集团有限公司), a limited liability company incorporated in the PRC (the “Company”), Big Tree Cloud Holdings Limited, an exempted company incorporated in the Cayman Islands (the “PubCo”), Big Tree Cloud Merger Sub I Limited, an exempted company incorporated in the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), Big Tree Cloud Merger Sub II Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2” and, together with PubCo and Merger Sub 1, each, individually, an “Acquisition Entity” and, collectively, the “Acquisition Entities”), and Plutonian Acquisition Corp., a Delaware corporation (the “SPAC”).

W I T N E S S E T H:

A. The Company, through its wholly owned and Controlled (as defined below) subsidiaries, is principally engaged in the business of development, production and sales of personal care products and other consumer goods (the “Business”);

B. Holdco indirectly owns all issued and outstanding equity interests in the Company through Big Tree Cloud International Holdings Limited, a limited liability company incorporated in Hong Kong;

C. SPAC is a blank check company formed for the sole purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities;

D. PubCo is a newly formed entity and was formed for the purpose of participating in the transactions contemplated hereby and becoming the publicly traded holding company for the Surviving Corporation (as defined below) and SPAC;

E. Merger Sub 1 is a newly incorporated Cayman Islands exempted company with limited liability, wholly owned by PubCo, and was formed for the purpose of effectuating the Initial Merger (as defined below);

F. Merger Sub 2 is a newly incorporated Delaware corporation, wholly owned by PubCo, and was formed for the purpose of effectuating the SPAC Merger (as defined below);

G. Upon the terms and subject to the conditions of this Agreement, and in accordance with the Delaware General Corporation Law (“DGCL”) and the Cayman Islands Companies Act (as revised) (the “Cayman Companies Act”), as applicable, (a) Merger Sub 1 will merge with and into the Holdco (the “Initial Merger”), the separate existence of Merger Sub 1 will cease and the Holdco will be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of PubCo (the Holdco is hereinafter referred to for the periods from and after the Initial Merger Effective Time (as defined below) as the “Surviving Corporation”), and (b) following confirmation of the effective filing of the Initial Merger, Merger Sub 2 will merge with and into SPAC (the “SPAC Merger”, and together with the Initial Merger, the “Mergers”), the separate existence of Merger Sub 2 will cease and SPAC will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo;

H. Upon the Initial Merger Effective Time, the holders of Holdco Shares (as defined below) will receive ordinary shares of PubCo (“PubCo Ordinary Shares”) in accordance with this Agreement, the Plan of Initial Merger (as defined below), and the PubCo Organizational Documents, and upon the SPAC Merger Effective Time (as defined below), the holders of SPAC Common Stock will receive PubCo Ordinary Shares;

I. The board of directors of SPAC (the “SPAC Board”) has determined that this Agreement and the transactions contemplated by this Agreement are fair and advisable to, and in the best interests of SPAC and its stockholders and consequently it has approved the Mergers and adopted this Agreement and has determined to recommend that the stockholders of SPAC adopt, authorize and approve this Agreement and the Mergers contemplated by this Agreement;

J. Each of the board of directors of the Company, the board of directors of Holdco, the board of directors of PubCo, the board of directors of Merger Sub 1, the board of directors of Merger Sub 2 has determined that this Agreement and the transactions contemplated by this Agreement are fair and advisable to, and in the best interests of

Annex A-1

the Company, Holdco, PubCo, Merger Sub1, Merger Sub 2 and their respective shareholders and consequently has approved the transactions contemplated by this Agreement and adopted this Agreement;

K. On or prior to the date hereof, certain shareholders of the Company, representing at least fifty percent (50%) of the equity interests in the Company, have each entered into that certain voting and support agreement (the “Voting and Support Agreement”), pursuant to which each such holder agrees to, among other things, vote in favor of the transactions contemplated by this Agreement;

L. On or prior to the date hereof, the Sponsor has entered into and delivered a support agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed, among others, to vote in favor of this Agreement and the transactions contemplated hereunder at the SPAC Special Meeting in accordance with the Insider Letter; and

M. For U.S. federal income tax purposes, (a) it is intended that (i) for purposes of applying Section 351 of the Code to the Transactions, the existence of Merger Sub 1 and Merger Sub 2 will be disregarded as transitory entities formed to effect the acquisition by PubCo of all of the Holdco Shares, SPAC Common Shares, SPAC Warrants, and SPAC Rights, (ii) taken together, the exchange of Holdco Shares for PubCo Ordinary Shares and the conversion of shares of Merger Sub 1 to Holdco Shares pursuant to the Initial Merger and the exchange of SPAC Common Stock and SPAC Rights for PubCo Ordinary Shares and the conversion of shares of Merger Sub 2 to SPAC Common Shares and SPAC Rights pursuant to the SPAC Merger will qualify as a tax-deferred exchange under Section 351(a) of the Code ((i) and (ii), together, the “Section 351 Qualification”), (b) it is intended that the Initial Merger will qualify as a “reorganization” under Section 368(a)(1) of the Code, (c) this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Mergers within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder, and (d) the exchange of SPAC Common Stock and SPAC Rights for PubCo Ordinary Shares will not result in gain being recognized under Section 367(a)(1) of the Code by any U.S. stockholder of SPAC (other than any U.S. stockholder that would be a “five-percent transferee shareholder” (within the meaning of United States Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of PubCo following the transaction that does not enter into a five-year gain recognition agreement pursuant to United States Treasury Regulations Section 1.367(a)-8(c)) ((a), (b), (c) and (d), together, the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows:

ARTICLE I
DEFINITIONS

The following terms, as used herein, have the following meanings:

1.1 “Action” means any legal action, suit, claim, investigation, hearing or proceeding, including any audit, claim or assessment for Taxes or otherwise.

1.2 “Acquisition Entities” has the meaning set forth in the Preamble.

1.3 “Additional Agreements” means the Company Shareholder Lock-up Agreement, the Registration Rights Agreement, the Voting and Support Agreement, the Sponsor Support Agreement, and all other agreements, certificates and instruments executed and delivered by the Holdco, Company, SPAC, PubCo, Merger Sub 1 or Merger Sub 2 in connection with the transactions contemplated by this Agreement and other Transaction Documents.

1.4 “Additional SPAC SEC Documents” has the meaning set forth in Section 4.12.

1.5 “Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

1.6 “Agreement” has the meaning set forth in the Preamble.

1.7 “Alternative Transaction” has the meaning set forth in Section 5.1(d).

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1.8 “Alternative Proposal” has the meaning set forth in Section 5.1(d).

1.9 “Authority” means any governmental, regulatory or administrative body, agency or authority, any court or judicial authority, any arbitrator, any relevant stock exchange, or any public, private or industry regulatory authority, whether international, national, federal, state, or local.

1.10 “Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

1.11 “Business” has the meaning set forth in the Recitals.

1.12 “Business Combination” has the meaning set forth in Section 4.11.

1.13 “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, the PRC, Hong Kong or the Cayman Islands are authorized or required to close for business.

1.14 “Cayman Islands Registrar” means the Registrar of Companies of the Cayman Islands.

1.15 “Closing” has the meaning set forth in Section 2.3.

1.16 “Closing Date” has the meaning set forth in Section 2.3.

1.17 “Code” means the Internal Revenue Code of 1986, as amended.

1.18 “Company” has the meaning set forth in the Preamble.

1.19 “Company Equity Interest” means the equity interest in the Company represented in the form of the Company’s registered capital.

1.20 “Company Group” means the Holdco, the Company and their respective Subsidiaries, collectively.

1.21 “Company Group Consent” has the meaning set forth in Section 3.10.

1.22 “Company Material Adverse Effect” means a material adverse change or a material adverse effect upon on the assets, liabilities, condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the Company and the Business, taken as a whole, whether or not arising from transactions in the ordinary course of business, which would prevent the Company from operating its Business in the same manner as on the date of this Agreement and on the Closing Date, provided, however, that “Company Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, and any pandemic, epidemics or human health crises; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the SPAC; (vi) any matter of which SPAC is aware on the date hereof; (vii) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; (ix) any natural or man-made disaster or acts of God; or (x) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); provided, however, that the exclusions provided in the foregoing clauses (i) through (iv), clause (vii) and clause (ix) shall not apply to

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the extent that the Company Group, taken as a whole, is disproportionately affected by any such exclusions or any change, event or development to the extent resulting from any such exclusions relative to all other similarly situated companies that participate in the industry in which the Company Group operates and in the jurisdictions where the Company Group operates.

1.23 “Company Shareholder Lock-up Agreement” means the agreement in substantially the form attached hereto as Exhibit A.

1.24 “Company Transaction Expenses” means any reasonable out-of-pocket fees and expenses payable by any member of the Company Group or their respective Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and execution of this Agreement, the Additional Agreements and consummation of the Transactions, including (i) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers; (ii) any change in control bonus, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any member of the Company Group at or after the Closing pursuant to any agreement to which any member of the Company Group is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the Transactions; and (iii) any and all filing fees paid to governmental Authorities in connection with the Transactions.

1.25 “Continental” has the meaning set forth in Section 4.7.

1.26 “Contracts” means the Leases and all contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, commitments, client contracts, statements of work (SOWs), sales and purchase orders and similar instruments, oral or written, to which any party hereto (with respect to the Company, including any of its Subsidiary) is a party or by which any of its respective assets are bound, including any entered into by any party hereto (with respect to the Company, including any of its Subsidiary) in compliance with Section 5.1 after the Signing Date and prior to the Closing.

1.27 “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” shall have the meaning correlative to the foregoing.

1.28 “Copyrights” has the meaning given to such term in the definition of “Intellectual Property Right”.

1.29 “Deferred Underwriting Amount” means the portion of the underwriting discounts and commissions held in the Trust Account, which the underwriters of the IPO are entitled to receive upon the Closing in accordance with the Investment Management Trust Agreement.

1.30 “DGCL” has the meaning set forth in the Recitals.

1.31 “Earn-out Event” means the event where the Company Group first reports that there has been, in aggregate, no less than 200 department stores, grocery stores, pharmacies, supermarkets and other retail stores or vendors, each with a gross floor area of no less than 500 square meters, engaged in selling the Company Group’s personal care products or other consumer goods.

1.32 “Earn-out Shares” has the meaning set forth in Section 2.6.

1.33 “Environmental Laws” means all applicable Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

1.34 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

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1.35 “Financial Statements” has the meaning set forth in Section 3.11(a).

1.36 “Fully-Diluted Holdco Shares” shall mean, without duplication, the sum of (i) issued and outstanding Holdco Shares immediately prior to the Initial Merger Effective Time determined on an as-converted basis; plus (b) the number of Holdco Share issuable upon the exercise conversion or other exchange of outstanding convertible notes, warrants, options or other rights to acquire Holdco Shares, as applicable, issued and outstanding immediately prior to the Initial Merger Effective Time.

1.37 “Fundamental Representations” means the representations and warranties of the Warrantors set forth in Section 3.1 (Corporate Existence and Power), Section 3.2 (Authority), Section 3.3 (Governmental Authorization), Section 3.4 (Non-Contravention), Section 3.5 (Capital Structure) and Section 3.11 (Financial Statements).

1.38 “Hazardous Material” means any material, emission, chemical, substance or waste that has been designated by any governmental Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

1.39 “Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

1.40 “Holdco Exchange Ratio” means the quotient obtained by dividing the Price per Holdco Share by US$10.00 (ten dollars).

1.41 “Holdco Organizational Documents” means the memorandum and articles of association of Holdco.

1.42 “Holdco Resolution” means a special resolution approving this Agreement and the transactions contemplated hereby, including the amalgamation of the Holdco pursuant to the Cayman Companies Act and the Holdco’s Organizational Documents.

1.43 “Holdco Shares” means the ordinary shares, par value US$1.0 each, of the Holdco, as equitably adjusted for share split, share combination, recapitalization or similar events.

1.44 “Holdco Shareholders” means the holder(s) of Holdco Shares.

1.45 “Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs and prepayment and other penalties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP (as defined below), (g) all guarantees by such Person and (h) any agreement to incur any of the same.

1.46 “Insider Letter” means the letter dated November 9, 2022 to the SPAC from the Sponsor and other parties, as filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the SPAC with the SEC on November 16, 2022.

1.47 “Intellectual Property Right” means all intellectual property right, including any and all rights, title, and interest, in any jurisdiction throughout the world, in or to the following: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto, and all patents, utility models and industrial designs and all published and

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unpublished applications for any of the foregoing (and any patents, utility models, and industrial design that issue as a result of those applications), together with all reissuances, provisionals, continuations, continuations-in-part, divisionals, extensions, renewals, substitutions, and reexaminations thereof, or any counterparts and foreign equivalents thereof (collectively “Patents”); (b) all registered and unregistered trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, taglines, corporate and business names, and all applications, registrations, and renewals in connection therewith, and other indicia of source, together with all goodwill symbolized or associated therewith (collectively, “Trademarks”); (c) Internet domain names, IP addresses, and rights of publicity and in social media usernames, handles, and accounts; (d) all works of authorship, registered and unregistered copyrights, all copyrights and rights in databases, mask works and design rights, and all applications, registrations, and renewals in connection therewith, and all moral rights associated with any of the foregoing (collectively “Copyrights”); (e) all trade secrets and confidential business information (including confidential ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, research, clinical and regulatory data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals) (collectively “Trade Secrets”); (f) all rights in Software; (g) rights of publicity and privacy; and (h) rights recognized under applicable Law that are equivalent or similar to any of the foregoing.

1.48 “Intended Tax Treatment” has the meaning set forth in the Recitals.

1.49 “Inventory” has the meaning set forth in the UCC.

1.50 “Investment Management Trust Agreement” means the investment management trust agreement made as of November 9, 2022 by and between the SPAC and Continental, as filed as Exhibit 10..2 to the Current Report on Form 8-K filed by the SPAC with the SEC on November 16, 2022.

1.51 “IPO” means the initial public offering of SPAC pursuant to the IPO Prospectus.

1.52 “IPO Prospectus” has the meaning set forth in Section 12.14.

1.53 “Key Personnel” has the meaning set forth under Section 3.23(a).

1.54 “Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, principle of common law, act, treaty or order of general applicability of any applicable Authority, including rule or regulation promulgated thereunder.

1.55 “Leases” means the leases set forth on Schedule 1.55 of the Company Disclosure Letter attached hereto, together with all fixtures and improvements erected on the premises leased thereby.

1.56 “Liabilities” means any and all liabilities, Indebtedness, claims, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax Liabilities due or to become due.

1.57 “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

1.58 “Merger Consideration Shares” has the meaning set forth under Section 2.112.1(g)(ii).

1.59 “Mergers” has the meaning set forth in the Recitals.

1.60 “Merger Sub 1” has the meaning set forth in the Preamble.

1.61 “Merger Sub 2” has the meaning set forth in the Preamble.

1.62 “Merger Sub 1 Share” has the meaning set forth in Section 3.5(c)(i).

1.63 “Merger Sub 2 Share” has the meaning set forth in Section 3.5(c)(i).

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1.64 “Nasdaq” means the Nasdaq Stock Market.

1.65 “Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association, notice of articles and articles or similar organizational documents, in each case, as amended.

1.66 “Patents” has the meaning given to such term in the definition of “Intellectual Property Right”.

1.67 “Payment Spreadsheet” has the meaning set forth under Section 2.1(g).

1.68 “Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to the SPAC; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Company Group so encumbered, either individually or in the aggregate, (C) that not resulting from a breach, default or violation by the Company Group of any Contract or Law, and (D) the Liens set forth on Schedule 1.68 of the Company Disclosure Letter; and (iii) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established in accordance to U.S. GAAP).

1.69 “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

1.70 “Personal Data” means, with respect to any natural Person, such Person’s name, street address, telephone number, e-mail address, photograph, social security number, tax identification number, driver’s license number, passport number, credit card number, bank account number and other financial information, customer or account numbers, account access codes and passwords, any other information that allows the identification of such Person or enables access to such Person’s financial information or that is defined as “personal data,” “personally identifiable information,” “personal information,” “protected health information” or similar term under any applicable Privacy Laws.

1.71 “PIPE Documents” means subscription agreements or securities purchase agreements to be entered among the SPAC, the PubCo, the Company or its Affiliates and certain investors in connection with the PIPE Investment, together with all exhibits (including documents attached as exhibits), schedules, annexes and other attachments thereto, and any related agreements.

1.72 “PIPE Investment” has the meaning set forth in Section 7.8.

1.73 “Plan of Initial Merger” means the plan of merger for the purpose of effecting the Initial Merger in form and substance acceptable to the Holdco and SPAC and any amendment or variation thereto made in accordance with the provisions of the Cayman Companies Act.

1.74 “PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

1.75 “PRC Establishment Documents” means with respect to a company incorporated under the Laws of the PRC, collectively, its Organizational Documents, approval documents, certificates of approval and legal person business license.

1.76 “Pre-Closing Period” means any period that ends on or before the Closing Date or with respect to a period that includes but does not end on the Closing Date, the portion of such period through and including the day of the Closing.

1.77 “Price per Holdco Share” means the quotient, expressed as a dollar number, obtained by dividing US$500,000,000 by the Fully-Diluted Holdco Shares.

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1.78 “Privacy Laws” means all applicable United States state and federal Laws, and the laws of applicable jurisdictions, relating to privacy and protection of Personal Data which are from time to time applicable to the Company Group, including the General Data Protection Regulation; and any and all similar state and federal Laws relating to privacy, security, data protection, data availability and destruction and data breach, including security incident notification.

1.79 “Proxy Statement” has the meaning set forth in Section 7.5(a).

1.80 “PubCo” has the meaning set forth in the Preamble.

1.81 “PubCo Ordinary Shares” means the PubCo’s ordinary shares, par value US$0.0001 per share.

1.82 “PubCo Organizational Documents” means the memorandum of association and articles of association of PubCo, substantially in the form attached hereto as Exhibit C to be adopted by PubCo prior to Closing.

1.83 “PubCo Securities” means the PubCo Ordinary Shares and PubCo Warrants, collectively.

1.84 “PubCo Warrant” means one whole warrant entitling the holder to purchase one PubCo Ordinary Share at a price of US$11.5 per share to be issued by the PubCo on the same terms as the outstanding SPAC Warrant (as defined below).

1.85 “Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

1.86 “Registration Rights Agreement” means the agreement in the form attached as Exhibit B hereto.

1.87 “RMB” means Renminbi, the lawful currency of the PRC.

1.88 “Required Holdco Shareholder Approval” means either (a) the approval of the Holdco Resolution by Holdco Shareholders at a meeting of the Holdco Shareholders to be convened for the purpose of considering such resolution; or (b) the approval of the Holdco Resolution by the written consent of all of the Holdco Shareholders.

1.89 “Required SPAC Stockholder Approval” has the meaning set forth in Section 8.1(d).

1.90 “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

1.91 “SEC” means the Securities and Exchange Commission.

1.92 “Section 351 Qualification” has the meaning set forth in the Recitals.

1.93 “Securities Act” means the Securities Act of 1933, as amended.

1.94 “Sensitive Data” means all confidential information, classified information, proprietary information, trade secrets and any other information, the security or confidentiality of which is protected by Law or Contract, that is collected, maintained, stored, transmitted, used, disclosed or otherwise processed by the Company Group. Sensitive Data also includes Personal Data which is held, stored, collected, transmitted, transferred (including cross-border transfers), disclosed, sold or used by the Company Group.

1.95 “Signing Date” has the meaning set forth in the Preamble.

1.96 “Software” means all computer software, applications, and programs (and all versions, releases, fixes, patches, upgrades and updates thereto, as applicable), including software compilations, development tools, compilers, files, scripts, manuals, design notes, programmers’ notes, architecture, application programming interfaces, mobile applications, algorithms, data, databases, and compilations of data, comments, user interfaces, menus, buttons, icons, as well as any foreign language versions, fixes, upgrades, updates, enhancements, new versions, previous versions, new releases and previous releases thereof, in each case, whether in source code, object code or human readable form.

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1.97 “SPAC” has the meaning set forth in the Preamble.

1.98 “SPAC Common Stock” means the SPAC’s shares of common stock, par value US$0.0001 per share.

1.99 “SPAC Financial Statements” means, collectively, the financial statements and notes contained or incorporated by reference in the SPAC SEC Documents and the Additional SPAC SEC Documents.

1.100 “SPAC Governmental Approval” has the meaning set forth in Section 4.3.

1.101 “SPAC Initial Stockholders” means the stockholders of SPAC immediately prior to the IPO, including SPAC’s directors, officers and the Sponsor.

1.102 “SPAC Material Adverse Effect” means a material adverse change or a material adverse effect upon on the assets, liabilities, condition (financial or otherwise), prospects, net worth, management, earnings, cash flows, business, operations or properties of the SPAC, whether or not arising from transactions in the ordinary course of business, which would prevent the SPAC to perform any of its covenants or obligations under this Agreement or any Additional Agreement, in all material respects or to consummate the transactions contemplated hereby or thereby, provided, however, that “SPAC Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, and any pandemic, epidemics or human health crises; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Company Group; (vi) any matter of which the Company Group is aware on the date hereof; (vii) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; or (ix) any natural or man-made disaster or acts of God; ; or (x) any failure by the SPAC to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “SPAC Material Adverse Effect” may be taken into account in determining whether there has been a SPAC Material Adverse Effect); provided, however, that the exclusions provided in the foregoing clauses (i) through (iv), clause (vii) and clause (ix) shall not apply to the extent that the SPAC is disproportionately affected by any such exclusions or any change, event or development to the extent resulting from any such exclusions relative to all other similarly situated companies that participate in the industry in which SPAC operates and in the jurisdictions where the SPAC operates.

1.103 “SPAC Private Units” means the units, each consisting of one share of SPAC Common Stock, one SPAC Right and one SPAC Warrant that the SPAC Initial Stockholders purchased from the SPAC in a private placement.

1.104 “SPAC Public Units” means the units, each consisting of one share of SPAC Common Stock, one SPAC Right and one SPAC Warrant that were issued in the IPO.

1.105 “SPAC Registration Rights Agreement” has the meaning set forth in Section 7.6.

1.106 “SPAC Right” means the issued and outstanding rights of the SPAC, each such right convertible into one-sixth (1/6) of a share of SPAC Common Stock at the closing of a Business Combination.

1.107 “SPAC Shares Redemption” has the meaning set forth in Section 5.5.

1.108 “SPAC SEC Documents” has the meaning set forth in Section 4.12(a).

1.109 “SPAC Securities” means the SPAC Common Stock, SPAC Units, SPAC Rights and SPAC Warrants, collectively.

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1.110 “SPAC Special Meeting” has the meaning set forth in Section 7.5(a).

1.111 “SPAC Stockholder” means any holder of any shares of SPAC Common Stock.

1.112 “SPAC Stockholder Approval Matters” has the meaning set forth in Section 7.5(a).

1.113 “SPAC Transaction Expenses” means any reasonable out-of-pocket fees and expenses paid or payable by the SPAC or the Sponsor (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and execution of this Agreement and the Additional Agreements and consummation of the Transactions, including (A) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, and (B) any and all filing fees to the governmental Authorities in connection with the Transactions.

1.114 “SPAC Units” means, collectively, the SPAC Private Units and the SPAC Public Units.

1.115 “SPAC Warrant” means each issued and outstanding redeemable warrant of the SPAC entitling the holder to purchase one share of SPAC Common Stock at a price of US$11.5 per share, subject to adjustment.

1.116 “SPAC Warrant Agreement” has the meaning set forth in Section 2.2(f)(iv).

1.117 “Sponsor” means Plutonian Investments LLC, a Delaware limited liability company.

1.118 “Sponsor Support Agreement” has the meaning set forth in the Recitals.

1.119 “Stockholder Merger Consideration” means, with respect to each SPAC Stockholder or Holdco Shareholder, as applicable, subject to the terms and conditions of this Agreement, the sum of all PubCo Ordinary Shares receivable by such SPAC Stockholder pursuant to Section 2.2(f)(ii) or Holdco Shareholder pursuant to Section 2.1(g)(i) (and with respect to each such Holdco Shareholder, as allocated in accordance with the Payment Spreadsheet).

1.120 “Subsidiary” or “Subsidiaries” means one or more entities of which at least fifty percent (50%) of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by the respective Person.

1.121 “Surviving Corporation” has the meaning set forth in the Recitals.

1.122 “Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, trucks, forklifts and other vehicles owned or leased by the Company and other tangible property, including the items listed on Schedule 3.14(a) of the Company Disclosure Letter.

1.123 “Tax(es)” means any federal, state, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), including any liability therefor as a transferee or successor, as a result of Treasury Regulation Section 1.1502-6 or similar provision of applicable Law or as a result of any Tax sharing, indemnification or similar agreement, together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.

1.124 “Taxing Authority” means the Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

1.125 “Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

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1.126 “Trade Secrets” has the meaning given to such term in the definition of “Intellectual Property Right”.

1.127 “Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto and the Additional Agreements.

1.128 “Transactions” means, collectively, the Mergers and each of the other transactions contemplated by this Agreement or any of the Additional Agreements.

1.129 “Trademarks” has the meaning given to such term in the definition of “Intellectual Property Right”.

1.130 “Transfer Taxes” means transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) incurred in connection with this Agreement that are payable by the SPAC or the Company Group.

1.131 “UCC” means the Uniform Commercial Code of the State of New York, or any corresponding or succeeding provisions of Laws of the State of New York, or any corresponding or succeeding provisions of Laws, in each case as the same may have been and hereafter may be adopted, supplemented, modified, amended, restated or replaced from time to time.

1.132 “U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

1.133 “US$” means U.S. dollars, the legal currency of the United States.

1.134 “Warrantors” means, collectively, the Holdco and the Company.

ARTICLE II
TRANSACTION; CLOSING

2.1 The Initial Merger.

(a) Initial Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Companies Act, at the Initial Merger Effective Time, Merger Sub 1 shall be merged with and into Holdco, and the separate corporate existence of Merger Sub 1 shall cease, and Holdco, as the Surviving Corporation, shall thereafter continue its corporate existence as a wholly-owned subsidiary of PubCo.

(b) Effect of the Initial Merger. From and after the Initial Merger Effective Time, the effect of the Initial Merger shall be as provided in accordance with the applicable provisions of this Agreement, the Plan of Initial Merger and the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Initial Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Merger Sub 1 and the Holdco shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of the Merger Sub 1 and the Holdco set forth in this Agreement to be performed after the Initial Merger Effective Time.

(c) Execution and Filing of Initial Merger Filing Documents. At the Closing, and prior to the SPAC Merger, subject to the satisfaction or waiver of all of the conditions set forth in this Agreement, and provided that this Agreement has not theretofore been terminated pursuant to its terms, Merger Sub 1 and the Holdco shall cause the Plan of Initial Merger, together with such other documents as may be required in accordance with the applicable provisions of the Cayman Companies Act or by any other applicable Law to make the Initial Merger effective (collectively, the “Initial Merger Filing Documents”), to be executed and duly submitted for filing with the Cayman Islands Registrar in accordance with the applicable provisions of the Cayman Companies Act. The Initial Merger shall become effective at such time as the Plan of Initial Merger is duly registered by the Cayman

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Islands Registrar, or at such later time as Merger Sub 1 and the Company mutually agree in writing with the written consent of SPAC (subject to the requirements of the Cayman Companies Act) and as set forth in the Plan of Initial Merger (such date and time as the Initial Merger becomes effective, the “Initial Merger Effective Time”).

(d) Organizational Documents of Holdco. At and immediately following the Initial Merger Effective Time, the memorandum and articles of association of the Holdco and the Merger Sub 1, as in effect immediately prior to the Initial Merger Effective Time, shall cease to be in effect; the memorandum and articles of association of the Surviving Corporation shall be substantially in the form attached hereto as Exhibit D (the “Surviving Corporation Organizational Documents”), until thereafter amended as provided therein and under the Cayman Companies Act.

(e) Directors and Officers of the Surviving Corporation. From and after the Initial Merger Effective Time, the officers and the board of directors of the Surviving Corporation shall be designated by the Holdco prior to the Initial Merger Effective Time.

(f) Effect of the Initial Merger on Merger Sub 1 Shares. At the Initial Merger Effective Time, by virtue of the Initial Merger and without any action on the part of any party hereto or the holders of shares of Merger Sub 1, each share of Merger Sub 1 that is issued and outstanding immediately prior to the Initial Merger Effective Time shall automatically be converted into the equal number and class of shares of the Surviving Corporation, which shares shall, subject to Section 2.1(g) constitute the only outstanding shares in the share capital of the Surviving Corporation.

(g) Effect of the Initial Merger on Holdco Shares.

(i) Holdco Shares. At the Initial Merger Effective Time, by virtue of the Initial Merger and conditioned on the consummation of the Mergers and without any action on the part of any party hereto or the holders of Holdco Shares, each Holdco Share that is issued and outstanding immediately prior to the Initial Merger Effective Time, other than (x) any Holdco Treasury Shares referred to in Section 2.1(g)(ii) and (y) any Holdco Dissenting Shares referred to in Section 2.1(g)(iii), shall automatically be cancelled and cease to exist in exchange for the right to receive such number of newly issued PubCo Ordinary Shares at the Holdco Exchange Ratio, as such calculations are set forth in the Payment Spreadsheet as to each holder set forth therein (the “Merger Consideration Shares”), without interest, subject to rounding down to the nearest whole number. As of the Initial Merger Effective Time, each Holdco Shareholder shall cease to have any other rights in and to the Holdco or the Surviving Corporation (other than the rights set forth in Section 2.4(a)). As soon as reasonably practicable (but in any event no later than two (2) Business Days) prior to the Closing Date, the Company or Holdco shall deliver to the SPAC a spreadsheet schedule (the “Payment Spreadsheet”) in excel format with underlying calculations setting forth the corresponding number of Merger Consideration Shares payable to each Holdco Shareholder in accordance with the terms of this Agreement and the Holdco Organizational Documents. As promptly as practicable following the delivery of the Payment Spreadsheet, the parties hereto shall work together in good faith to finalize the Payment Spreadsheet in accordance with this Agreement. The allocation of the Merger Consideration Shares to the Holdco Shareholders pursuant to the finalized Payment Spreadsheet shall, to the fullest extent permitted by applicable Law, be final and binding on all parties and shall be used by parties hereof for purposes of issuing the corresponding number of Merger Consideration Shares to the Holdco Shareholders pursuant to this Article ARTICLE II, absent manifest error.

(ii) Holdco Treasury Shares. Notwithstanding clause (i) above or any other provision of this Agreement to the contrary, at the Initial Merger Effective Time, if there are any Holdco Shares that are owned by the Company as treasury shares or any Holdco Shares owned by any direct or indirect Subsidiary of the Holdco immediately prior to the Initial Merger Effective Time (collectively, “Holdco Treasury Shares”), such Holdco Treasury

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Shares shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

(iii) Holdco Dissenting Shares. Each of the Holdco Dissenting Shares issued and outstanding immediately prior to the Initial Merger Effective Time shall be cancelled and cease to exist in accordance with Section 2.4(a) and shall thereafter represent only the right to receive the applicable payments set forth in Section 2.4(a).

(h) Cancellation of PubCo Ordinary Shares Owned by Holdco. At the Initial Merger Effective Time, every issued and outstanding share(s) of PubCo owned by the Holdco, being the only issued and outstanding share(s) in PubCo immediately prior to the Initial Merger Effective Time, shall be canceled without any conversion thereof or payment therefore.

(i) No Liability. Notwithstanding anything to the contrary in this Section 2.1, none of Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(j) Surrender of Certificates. All securities issued upon the surrender of Holdco Shares in relation to the Initial Merger and in accordance with the terms hereof, shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of such Holdco Shares shall also apply to the Merger Consideration Shares so issued in exchange.

(k) Lost, Stolen or Destroyed Certificates. In the event any certificates for any Holdco Shares shall have been lost, stolen or destroyed, the PubCo shall cause to be issued in exchange for such lost stolen or destroyed certificates and for each such share, upon the making of an affidavit of that fact by the holder thereof; provided, however, that PubCo may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against PubCo with respect to the certificates alleged to have been lost, stolen or destroyed.

(l) Payment of Merger Consideration Shares.

(i) Upon and subject to the terms and conditions of this Agreement, on the Closing Date, the PubCo shall issue to each Holdco Shareholder the corresponding number of Merger Consideration Shares in accordance with Section 2.1(g)(i).

(ii) No certificates or scrip representing fractional PubCo Ordinary Shares will be issued pursuant to the Initial Merger and instead any such fractional share that would otherwise be issued will be rounded down to the nearest whole share.

(iii) Each certificate issued pursuant to the Initial Merger to any holder of Holdco Shares immediately prior to the Initial Merger Effective Time shall bear the legend set forth below, or legend substantially equivalent thereto, together with any other legends that may be required by any securities laws at the time of the issuance of PubCo Ordinary Shares:

THE ORDINARY SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL (I) SUCH OFFER, SALE, TRANSFER, PLEDGE OR HYPOTHECATION HAS BEEN REGISTERED UNDER THE ACT OR (II) THE ISSUER OF THE ORDINARY SHARES HAS RECEIVED AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT.

(m) Taking of Necessary Action; Further Action. If, at any time after the Initial Merger Effective Time, any further action is necessary or desirable to carry out the
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purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Merger Sub 1 and the Holdco, the officers and directors of the Merger Sub 1 and the Holdco are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.2 The SPAC Merger.

(a) SPAC Merger. Upon the terms and subject to the conditions set forth in this Agreement, in accordance with the DGCL, immediately following confirmation of the effective filing of the Initial Merger, and effective on such date and time as the SPAC Merger becomes effective (the “SPAC Merger Effective Time”), Merger Sub 2 shall be merged with and into SPAC, and the separate corporate existence of Merger Sub 2 shall cease, and SPAC, as the surviving corporation in the SPAC Merger (the “SPAC Merger Surviving Corporation”), shall thereafter continue its corporate existence as a wholly-owned subsidiary of PubCo. The completion of the Initial Merger is a condition precedent for the completion of the SPAC Merger.

(b) Effect of the SPAC Merger. From and after the SPAC Merger Effective Time, the effect of the SPAC Merger shall be as provided in accordance with the applicable provisions of this Agreement and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the SPAC Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Merger Sub 2 shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of SPAC, which shall include the assumption by SPAC of any and all agreements, covenants, duties and obligations of the Merger Sub 2 set forth in this Agreement to be performed after the SPAC Merger Effective Time.

(c) Filing of Certificate of Merger. At the Closing, and immediately following confirmation of the effective filing of the Initial Merger (subject to the satisfaction or waiver of all of the conditions set forth in this Agreement as of the filing of the Initial Merger), and provided this Agreement has not theretofore been terminated pursuant to its terms, Merger Sub 2 and SPAC shall cause a certificate of merger in respect of the SPAC Merger, in the form attached hereto as Exhibit E, and such other documents as may be required in accordance with the applicable provisions of the DGCL or by any other applicable Law to make the SPAC Merger effective (collectively, the “SPAC Merger Certificate”), to be executed and duly submitted for filing with the Delaware Secretary of State in accordance with the applicable provisions of the DGCL. The SPAC Merger shall become effective upon the filing of the SPAC Merger Certificate, or at such later time as may be agreed by the SPAC and Holdco in writing and specified in the SPAC Merger Certificate (the “Effective Time”).

(d) Directors and Officers of the SPAC. From and after the SPAC Merger Effective Time, the officers and the board of directors of the SPAC Merger Surviving Corporation shall be designated by the PubCo.

(e) Effect of the SPAC Merger on Merger Sub 2 Stock. At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any party hereto or the holders of securities of Merger Sub 2, each share of capital stock of Merger Sub 2 that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be converted into one share of common stock of the SPAC Merger Surviving Corporation (and the shares of the SPAC Merger Surviving Corporation into which the shares of Merger Sub 2’s capital stock are so converted shall be the only shares of the SPAC Merger Surviving Corporation’s capital stock that are issued and outstanding immediately after the SPAC Merger Effective Time).

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(f) Effect of the SPAC Merger on SPAC Securities.

(i) SPAC Units. At the SPAC Merger Effective Time, each SPAC Unit that is outstanding immediately prior to the SPAC Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one share of SPAC Common Stock, one SPAC Warrant and one SPAC Right in accordance with the terms of the applicable SPAC Unit (“Unit Separation”), which underlying securities of SPAC shall be adjusted in accordance with the applicable terms of this Section 2.2(f)(ii) and Section 2.2(f)(iv), as applicable. Immediately following the Unit Separation, all SPAC Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of issued SPAC Units immediately prior to the Unit Separation shall cease to have any rights with respect to such SPAC Units, except as provided herein or by Law.

(ii) SPAC Common Stock. Immediately following the Unit Separation in accordance with Section 2.2(f)(i) above, by virtue of the SPAC Merger and conditioned on the consummation of the Mergers and without any action on the part of any party hereto or the holders of SPAC Common Stock, each share of SPAC Common Stock that is issued and outstanding immediately prior to the SPAC Merger Effective Time (including each share of SPAC Common Stock converted from SPAC Rights pursuant to Section 2.2(f)(iv)) shall automatically be cancelled and cease to exist in exchange for the right to receive one newly issued, fully paid and non-assessable PubCo Ordinary Share without interest. As of the SPAC Merger Effective Time, each SPAC Stockholder shall cease to have any other rights in and to such SPAC Common Stock.

(iii) SPAC Treasury Stock. Notwithstanding clause (ii) above or any other provision of this Agreement to the contrary, at the SPAC Merger Effective Time, if there are any shares of SPAC Common Stock that are owned by SPAC as treasury shares or any shares of SPAC Common Stock owned by any direct or indirect Subsidiary of SPAC immediately prior to the SPAC Merger Effective Time, such shares of SPAC Common Stock shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

(iv) SPAC Warrants. Immediately following the Unit Separation, by virtue of the SPAC Merger and without any action on the part of any holder of a SPAC Warrant, each SPAC Warrant that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be cancelled and cease to exist in exchange for one PubCo Warrant. Each PubCo Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such SPAC Warrant immediately prior to the SPAC Merger Effective Time in accordance with the warrant agreement entered into by and beween SPAC and Continental on November 9, 2022 (the “SPAC Warrant Agreement”). At or prior to the SPAC Merger Effective Time, PubCo shall take all corporate actions necessary to reserve for future issuance and shall maintain such reservation for so long as any of the PubCo Warrants remain outstanding, a sufficient number of PubCo Ordinary Shares for delivery upon the exercise of such PubCo Warrants.

(v) SPAC Rights. Immediately following the Unit Separation, by virtue of the SPAC Merger and without any action on the part of any holder of a SPAC Right, every six (6) SPAC Rights that were issued and outstanding immediately prior to the SPAC Merger Effective Time shall automatically be converted to one share of SPAC Common Stock. As of the SPAC Merger Effective Time, each SPAC Right holder shall cease to have any other rights in and to such SPAC Rights.

(g) Organizational Documents. At the SPAC Merger Effective Time, the Organizational Documents of the SPAC, as in effect immediately prior to the SPAC Merger Effective Time, shall cease and the Organizational Documents of Merger Sub 2 shall be the Organizational Documents of the SPAC and thereafter amended in accordance with their terms and as provided by Law.

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(h) Transfers of Ownership. If any certificate for securities of PubCo to be issued is in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer and that the person requesting such exchange will have paid to PubCo or any agent designated by it any transfer or other Taxes required by reason of the issuance of a certificate for securities of PubCo in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of PubCo or any agent designated by it that such Tax has been paid or is not payable.

(i) No Liability. Notwithstanding anything to the contrary in this Section 2.2, none of the SPAC, the PubCo or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(j) Fractional Shares. No certificates or scrip representing fractional PubCo Ordinary Share will be issued pursuant to the SPAC Merger and each holder of PubCo Securities who would otherwise be entitled to a fraction of a PubCo Ordinary Share at any time PubCo Ordinary Shares are distributed to any such Person pursuant to this Agreement (after aggregating all fractional shares that otherwise would be received by such holder in connection with such distribution) shall receive from PubCo, in lieu of such fractional share, one (1) PubCo Ordinary Share.

(k) Surrender of Securities. All securities issued in exchange for SPAC Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities, provided that any restrictions on the sale and transfer of SPAC Securities shall also apply to the PubCo Ordinary Shares so issued in exchange.

(l) Lost Stolen or Destroyed Certificates. In the event any certificates of SPAC Securities shall have been lost, stolen or destroyed, the PubCo shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof, such securities as may be required pursuant to this Section 2.2; provided, however, that the PubCo may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the PubCo with respect to the certificates alleged to have been lost, stolen or destroyed.

(m) Taking of Necessary Action; Further Action. If, at any time after the SPAC Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the SPAC with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the SPAC and the Merger Sub 2, the officers and directors of the SPAC the and Merger Sub 2 are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.3 Closing.

(a) In accordance with the terms and subject to the conditions of this Agreement, the closing of the Initial Merger and the SPAC Merger and the other Transactions contemplated by this Agreement to occur or become effective in connection therewith (including all Transactions contemplated to occur or become effective at the Closing, the “Closing”) shall take place remotely by conference call and exchange of documents and signatures in accordance with Section 12.8 on the date which is within three (3) Business Days after the first date on which all conditions set forth in Article ARTICLE VIII shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or at such

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other time and place or in such other manner as shall be agreed upon by SPAC and the Company in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(b) At the Closing or such later time as may be agreed by the Company and the SPAC in writing, the PubCo shall pay or cause to be paid by wire transfer of immediately available funds all accrued and unpaid Company Transaction Expenses as set forth in a written certificate delivered by the Company (the “Company Transaction Expenses Certificate”), which shall be provided as soon as reasonably practicable but in any event no later than two (2) Business Days prior to the Closing Date. For the avoidance of doubt, nothing contained herein shall affect any invoices to the Company to be paid for any Company Transaction Expenses incurred in good faith after the delivery of the Company Transaction Expenses Certificate.

(c) At the Closing or such later time as may be agreed by the Company and the SPAC in writing, the PubCo shall pay or cause to be paid by wire transfer of immediately available funds all accrued and unpaid SPAC Transaction Expenses as set forth in a written certificate delivered by the SPAC (the “SPAC Transaction Expenses Certificate”), which shall (i) be provided as soon as reasonably practicable but in any event no later than two (2) Business Days prior to the Closing Date, and (ii) set forth: (A) the aggregate amount of cash proceeds that will be required to satisfy the exercise of the SPAC Shares Redemption; (B) a written report setting forth a list of all of the SPAC Transaction Expenses (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date; and (C) the aggregate amount of all loans made by the Sponsor or any of its Affiliates to SPAC to be repaid on the Closing Date. For the avoidance of doubt, nothing contained herein shall affect SPAC’s ability to be reimbursed (and any invoices to the SPAC to be paid) for any SPAC Transaction Expenses incurred in good faith after the delivery of the SPAC Transaction Expenses Certificate.

2.4 Appraisal and Dissenter’s Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Act, Holdco Shares that are issued and outstanding immediately prior to the Initial Merger Effective Time and that are held by Holdco Shareholders who have not voted in favor of the Initial Merger and who have given a notice of election to dissent pursuant to section 238 of the Cayman Companies Act and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (the “Holdco Dissenting Shares”) shall not be converted into, and any such holder of the Holdco Dissenting Shares (the “Holdco Dissenting Shareholder”) shall have no right to receive, any Stockholder Merger Consideration, and shall cease to have any of the rights as a shareholder of the Holdco (save for the right to be paid fair value for the Holdco Dissenting Shares in accordance with the Cayman Companies Act). Any Holdco Shareholder who prior to the Initial Merger Effective Time fails to perfect or validly withdraws a notice of election to dissent or otherwise loses his, her or its rights to payment for their Holdco Dissenting Shares pursuant to section 238 of the Cayman Companies Act shall be treated in the same manner as a Holdco Shareholder who did not give a notice of election to dissent pursuant to section 238 of the Cayman Companies Act.

(b) Prior to the Initial Merger Effective Time, Holdco shall give SPAC (i) prompt notice of any notices of election to dissent pursuant to section 238 of the Cayman Companies Act received by the Company and any withdrawals of such notices, and (ii) the opportunity to participate in all negotiations and proceedings with respect to the exercise of dissent rights pursuant to section 238 of the Cayman Companies Act. Subject to the requirements of the Cayman Companies Act, Holdco shall not, except with the prior

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written consent of SPAC (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any Holdco Dissenting Shares or offer to settle or settle any demand made pursuant to Section 238 of the Cayman Companies Act.

2.5 Directors and Officers of the PubCo.

(a) Unless otherwise agreed by the parties hereto in writing, immediately after the Closing, the PubCo’s board of directors shall consist of up to seven (7) directors, one (1) of which shall be designated by the Sponsor who qualifies as “independent” under applicable SEC and Nasdaq rules and who is reasonably acceptable to the Holdco, and the remaining directors shall be designated by the Holdco.

(b) The parties hereto shall take all necessary actions so that the officers of the Holdco at the Closing shall, from and after the Closing, be the officers of PubCo until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the PubCo Organizational Documents.

2.6 Earn-out Payment. Following the Closing and upon the occurrence of the Earn-out Event, in addition to the Merger Consideration Shares, PubCo shall issue a one-time issuance of 20,000,000 PubCo Ordinary Shares (which number shall be appropriately adjusted in accordance with Section 2.7, the “Earn-out Shares”) to the Holdco Shareholders who hold Holdco Shares as of immediately prior to the Initial Merger Effective Time on a pro rata basis.

2.7 Adjustments. Without limiting the other provisions of this Agreement, if at any relevant time, any change in the outstanding securities of the Holdco, the SPAC Common Stock, or the PubCo Ordinary Shares shall occur (other than the issuance of additional shares of the Holdco, SPAC or PubCo as permitted by this Agreement), including by reason of any reclassification, recapitalization, share split (including a reverse share split), or combination, exchange, readjustment of shares, or similar transaction, or any share dividend or distribution paid in shares, the Merger Consideration Shares, the PubCo Securities issued to the holders of SPAC Securities, and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit SPAC, PubCo or the Holdco to take any action with respect to its securities that is prohibited by the terms of this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE WARRANTORS

Except as set forth in the disclosure schedules delivered by the Company to the SPAC simultaneously with the execution of this Agreement, the Warrantors hereby jointly and severally represent and warrant to the SPAC that each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference to numbered and lettered paragraphs and sub-paragraphs of this Article ARTICLE III to which the particular schedule relates is for the sake of convenience only. However, each such disclosure (whether directly or by reference to any document or other source) shall be taken as referring to each and every paragraph of Article ARTICLE III to which it can reasonably be expected to relate, and not only to the numbered and lettered paragraphs and sub-paragraphs to which it has been specified as relating to. For the avoidance of doubt, unless the context otherwise required, the below representations and warranties relate to the Company Group on a consolidated basis. It is being acknowledged that the schedules to this Article ARTICLE III shall be collectively attached hereto as Schedule I.

3.1 Corporate Existence and Power. Each of the Holdco, the Company and the Acquisition Entities is a company duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation and its Subsidiaries are duly organized, validly existing and in good standing under the laws of the jurisdiction in which they were formed. Each member of the Company Group and the Acquisition Entities has all requisite power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals necessary and required to own and operate its properties and assets and to conduct its business as presently conducted, other than as would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect. Each

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member of the Company Group and the Acquisition Entities is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Company Material Adverse Effect. Schedule 3.1 of the Company Disclosure Letter lists all jurisdictions in which any member of the Company Group and the Acquisition Entities is qualified to conduct the Business.

3.2 Authorization. The execution, delivery and performance by each of the Holdco, the Company and the Acquisition Entities of the Transaction Documents to which it is a party and the consummation by each member of the Company Group of the transactions contemplated hereby and thereby are within the corporate powers of such Company Group and have been duly authorized by all necessary action on the part of such Company Group, subject to obtaining the Required Holdco Shareholder Approval. This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Holdco, the Company and the Acquisition Entities enforceable against such Holdco, Company and Acquisition Entities in accordance with their respective terms to which it is a party.

3.3 Governmental Authorization. Neither the execution, delivery nor performance by the Company Group of the Transaction Documents to which it is a party requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority except for the approvals listed on Schedule 3.3 of the Company Disclosure Letter (each of the foregoing, a “Company Governmental Approval”).

3.4 Non-Contravention. Subject to obtaining the Company Governmental Approvals and the Required Holdco Shareholder Approval, none of the execution, delivery or performance by the Company Group of the Transaction Documents to which it is a party does or will (a) contravene or conflict with the organizational or constitutive documents of the Company Group, (b) contravene or conflict with or constitute a violation of any provision of any Law or order binding upon or applicable to the Company Group, constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company Group or require any payment or reimbursement or to a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit, Contract or other instrument or obligations binding upon the Company Group or by which any of the Company Equity Interest or Holdco Share, or any of the Company Group’s assets is or may be bound, or (c) result in the creation or imposition of any Lien on any of the Company Equity Interests or Holdco Shares, (d) cause a loss of any material benefit relating to the Business to which the Company Group are entitled under any provision of any Permit or Contract binding upon the Company Group, or (e) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company Group’s material assets, in the cases of (a) to (c), other than as would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect.

3.5 Capital Structure.

(a) Share Capital of the Holdco. Holdco has 50,000 issued and outstanding Holdco Shares as of the date hereof. As of the date of this Agreement, (i) no Holdco Shares are held as treasury shares, (ii) all of the issued and outstanding Holdco Shares have been duly authorized and validly issued, are fully paid and non-assessable, and are not subject to any preemptive rights or have been issued in violation of any preemptive or similar rights of any Person, and (iii) all of the issued and outstanding Holdco Shares are owned legally and of record by the Persons as set forth on Schedule 3.5(a) of the Company Disclosure Letter. The only Holdco Shares that will be issued and outstanding immediately after the Closing will be the Holdco Shares owned by the PubCo. As of the date of this Agreement, no other class in the share capital of the Holdco is authorized or issued or outstanding.

(b) Capitalization of the Company. Schedule 3.5(b) of the Company Disclosure Letter sets forth the complete and accurate capitalization table of the Company as of the date hereof (showing the amount of Company Equity Interest and shareholding

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percentage of each owner). The Company Equity Interests have been fully paid up in accordance with the schedule of payment stipulated in its PRC Establishment Documents and in compliance with applicable PRC Laws. The PRC Establishment Documents of the Company have been duly approved and filed with applicable Authorities in accordance with the Laws of the PRC and are valid and enforceable. The business scope specified in the PRC Establishment Documents complies in all material respects with the requirements of all applicable PRC Laws, and the operation and conduct of business by, and the term of operation of the Company in accordance with its PRC Establishment Documents is in compliance in all material respects with applicable PRC Laws.

(c) Capitalization of the Acquisition Entities.

(i) The authorized share capital of PubCo is US$50,000 divided into 500,000,000 PubCo Ordinary Shares, of which 100 PubCo Ordinary Share (the “PubCo Share”) is issued and outstanding as of the date of this Agreement. The authorized share capital of Merger Sub 1 is US$50,000 divided into 50,000 ordinary shares of US$1.0 par value each, of which 100 ordinary share (the “Merger Sub 1 Share”) is issued and outstanding as of the date of this Agreement. The authorized share capital of Merger Sub 2 consists of 100 shares of common stock, par value US$0.01 per share, of which 100 share of common stock (the “Merger Sub 2 Share”) is issued and outstanding as of the date of this Agreement. The PubCo Share, the Merger Sub 1 Share and the Merger Sub 2 Share, and any PubCo Ordinary Shares and shares of Merger Sub 1 and Merger Sub 2 that will be issued pursuant to the Transactions, (A) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly issued and are fully paid, (B) were, or will be, issued, in compliance in all material respects with applicable Law and their respective Organizational Documents, and (iii) were not, and will not be, issued in breach or violation of any preemptive rights or Contract.

(ii) Except as set forth in Section 3.5(c)(i), including any PubCo Ordinary Shares and shares of Merger Sub 1 and Merger Sub 2 that will be issued pursuant to the Transactions, there are no outstanding options, warrants or other equity appreciation, phantom equity, profit participation or similar rights for the purchase or acquisition from any Acquisition Entity of any shares of capital stock of any Acquisition Entity, or any other Contracts to which any Acquisition Entity is a party or by which any Acquisition Entity is bound obligating SPAC to issue or sell any shares of capital stock of, other equity securities in, or debt securities of any Acquisition Entity.

(iii) PubCo does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity, other than, as of the date of this Agreement, Merger Sub 1 and Merger Sub 2 and, as of the Closing Date, SPAC and the Surviving Corporation. Neither Merger Sub 1 nor Merger Sub 2 owns or controls, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.

(d) Other than those contemplated under this Agreement, there are no: (i) outstanding subscriptions, options, warrants, rights (including phantom stock rights), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any share or equity securities of the Holdco or the Company, (ii) agreements with respect to any of the Holdco Shares or Company Equity Interests, including any voting trust, other voting agreement or proxy with respect thereto; or (iii) disputes, controversies, demands or claims as to any Holdco Shares or Company Equity Interests.

3.6 Charter Documents. Copies of Organizational Documents of each member of the Company Group have heretofore been made available to the SPAC, and such copies are each true and complete copies of such instruments as amended and in effect on the date hereof. Each member of the Company Group has not taken any action in violation or derogation of its Organizational Documents, other than as would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect.

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3.7 Corporate Records. All proceedings of the Company’s board of directors occurring since June 30, 2021, including committees thereof, and all consents to actions taken thereby, are maintained in the ordinary course consistent with past practice. The register of members or the equivalent documents of the Company Group are complete and accurate. The register of members or the equivalent documents and minute book records of the Company Group relating to all issuances and transfers of stock or share by the Company Group, and all proceedings of the board of directors, including committees thereof, and stockholders or shareholders of the Company Group since June 30, 2021, have been made available to the SPAC, and are true, correct and complete copies of the original register of members or the equivalent documents and minute book records of the Company Group.

3.8 Assumed Names. Schedule 3.8 of the Company Disclosure Letter is a complete and correct list of all assumed or “doing business as” names currently or, within two (2) years prior to the date of this Agreement used by the Company Group, including names on any websites. Since two (2) years prior to the date of this Agreement, none of the Company Group has used any name other than the names listed on Schedule 3.8 of the Company Disclosure Letter to conduct the Business. The Company Group has filed appropriate “doing business as” certificates in all applicable jurisdictions with respect to itself, to the extent as required by applicable laws.

3.9 Subsidiaries.

(a) Schedule 3.9(a) of the Company Disclosure Letter sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary, its jurisdiction of organization, its authorized shares or other equity interests (if applicable), and the number of issued and outstanding shares or other equity interests and the record holders thereof. Other than as set forth on Schedule 3.9(a) of the Company Disclosure Letter, (i) all of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, duly registered and non-assessable (if applicable), were offered, sold and delivered in material compliance with all applicable securities Laws, and are owned by the Company Group free and clear of all Liens (other than those, if any, imposed by such Organizational Documents of the Subsidiaries); (ii) there are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the shares or other equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary; (iii) there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any shares or other equity interests in or of any Subsidiary of the Company; (iv) there are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company; (v) except as set forth on Schedule 3.9(a) of the Company Disclosure Letter, to the knowledge of the Warrantors, no Subsidiary of the Company has any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, order or applicable Law; (vi) except for the equity interests of the Subsidiary listed on Schedule 3.9(a) of the Company Disclosure Letter, the Company does not own or have any rights to acquire, directly or indirectly, any shares or other equity interests of, or otherwise Control, any Person; (vii) except as set forth on Schedule 3.9(a) of the Company Disclosure Letter, none of the Company and its Subsidiaries is a participant in any joint venture, partnership or similar arrangement, and (viii) except as set forth on Schedule 3.9(a) of the Company Disclosure Letter, there are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(b) Except as set forth under Schedule 3.9(b) of the Company Disclosure Letter, the registered capital of each Subsidiary incorporated in the PRC (each a “PRC Subsidiary”) has been fully paid up in accordance with the schedule of payment stipulated in its PRC Establishment Documents and in compliance with applicable PRC Laws. The PRC Establishment Documents of each PRC Subsidiary has been duly approved and filed

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in accordance with the Laws of the PRC and are valid and enforceable. To the knowledge of the Warrantors, there are no disputes, controversies, demands or claims as to equity securities of each PRC Subsidiary. The business scope specified in the PRC Establishment Documents complies in all material respects with the requirements of all applicable PRC Laws, and the operation and conduct of business by, and the term of operation of each PRC Subsidiary in accordance with the PRC Establishment Documents is in compliance in all material respects with applicable PRC Laws.

3.10 Consents. Expect as set forth in Schedule 3.10 of the Company Disclosure Letter, no Contracts binding upon the Company Group or by which any of the Holdco Shares, Company Equity Interests, or any of the Company Group’s assets are bound, requiring a consent, approval, authorization, order or other action of or filing with any Person (other than the Company Group or its shareholders or stockholders) as a result of the execution, delivery and performance of the Transaction Documents or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a “Company Group Consent”).

3.11 Financial Statements.

(a) The Company has delivered the SPAC with its financial statements as of and for the fiscal years ended June 30, 2022 and 2023 (the “Balance Sheet Date”), consisting of the unaudited consolidated balance sheets as of such dates (the “Company Balance Sheet”), the unaudited consolidated income statements for the twelve (12) month periods ended on such dates, and the unaudited consolidated cash flow statements for the twelve (12) month periods ended on such dates (collectively, the “Financial Statements”).

(b) The Financial Statements are complete and accurate and fairly present in all material respects, in conformity with its applicable accounting standards applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Financial Statements (i) were prepared from the Books and Records of the Company; (ii) were prepared on an accrual basis in accordance with its applicable accounting standards consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended.

(c) Except as specifically disclosed, reflected or fully reserved against on the Company Balance Sheet, and for liabilities and obligations of a similar nature and/or in similar amounts incurred in the ordinary course of business since the Balance Sheet Date, as of the date of this Agreement there are no material liabilities or debts of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to the Company. All material debts and liabilities, fixed or contingent, which should be included under U.S. GAAP on the Company Balance Sheet, are included therein or in the notes thereof.

(d) The Company Balance Sheet included in the Financial Statements accurately reflects in all material respects the outstanding Indebtedness of the Company as of the respective dates thereof. Except as set forth on Schedule 3.11(d) of the Company Disclosure Letter, the Company does not have any material Indebtedness.

(e) All financial projections delivered by or on behalf of the Company to the SPAC with respect to the Business were prepared in good faith using assumptions that the Company believes to be reasonable and the Company is not aware of the existence of any fact or occurrence of any circumstances that is reasonably likely to have a Company Material Adverse Effect.

3.12 Books and Records. All Contracts, documents, and other papers or copies thereof delivered to the SPAC by or on behalf of the Company Group are accurate, complete, and authentic.

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(a) The Books and Records accurately and fairly, in all material respects, reflect the transactions and dispositions of assets of and the providing of services by each member of the Company Group. The Company Group maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i) transactions are executed only in accordance with the respective management’s authorization;

(ii) all income and expense items are promptly and properly recorded for the relevant periods in accordance with the revenue recognition and expense policies maintained by the Company Group, as permitted by U.S. GAAP;

(iii) access to assets is permitted only in accordance with the respective management’s authorization; and

(iv) recorded assets are compared with existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

(b) All accounts, books and ledgers of the Company Group have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein. The Company Group does not have any records, systems controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any mechanical, electronic or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership (excluding licensed software programs) and direct control of the Company Group and which is not located at the relevant office.

3.13 Absence of Certain Changes. Since the Balance Sheet Date through the date of this Agreement, except as set forth on Schedule 3.13 of the Company Disclosure Letter or contemplated under the Transaction Documents, or in connection with the transaction contemplated hereby and thereby, the Company Group has conducted the Business in the ordinary course consistent with past practices. Without limiting the generality of the foregoing, to the knowledge of the Warrantors, except as set forth on Schedule 3.13 of the Company Disclosure Letter or contemplated under the Transaction Documents, or in connection with the transaction contemplated hereby and thereby, since the Balance Sheet Date through the date of this Agreement, there has not been:

(a) (i) any redemption of, declaration, setting aside or payment of any dividend or other distribution with respect to any capital stock or share capital or other equity interests in the Company Group, or (ii) any repurchase, redemption or other acquisition, or any amendment of any term, by the Company Group of any outstanding shares or shares of capital stock or other equity interests;

(b) any creation or other incurrence of any Lien other than Permitted Liens on the Company Equity Interest or any of the Company Group’s assets other than in the ordinary course of business consistent with past practice of the Company Group;

(c) any material personal property damage, destruction or casualty loss or personal injury loss (whether or not covered by insurance) affecting the business or assets of the Company Group which will cause a Company Material Adverse Effect;

(d) any material labor dispute, other than routine individual grievances, or any material activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group, which employees were not subject to a collective bargaining agreement at the Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to any employees of the Company Group;

(e) any sale, transfer, lease to others or otherwise disposition of any of its material assets by the Company Group except for inventory, licenses or services sold in the ordinary course of business consistent with past practices or immaterial amounts of other Tangible Personal Property not required by its business;

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(f) (i) any amendment to or termination of any Material Contract, (ii) any amendment to any material license or material permit from any Authority held by the Company Group, (iii) any receipt of any notice of termination of any of the items referenced in (i) and (ii); and (iv) a material default by the Company Group under any Material Contract, or any material license or material permit from any Authority held by the Company Group, other than in the cases of each of clauses (i) through (iv), as provided for in this Agreement or the transactions contemplated hereunder or as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect;

(g) other than in the ordinary course of business, any capital expenditure by the Company Group in excess in any fiscal month of US$100,000 per one transaction or entering into any lease of capital equipment or property under which the annual lease charges exceed US$1,000,000 in the aggregate by the Company Group;

(h) any institution of litigation, settlement or agreement to settle any litigation, action, proceeding or investigation before any court or governmental body relating to the Company Group or its property or suffering of any actual litigation, action, proceeding or investigation before any court or governmental body relating to the Company Group or its property, other than as would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect;

(i) any loan of any monies to any Person or guarantee of any obligations of any Person by the Company Group, in excess of US$1,000,000, other than accounts payable and accrued liabilities in the ordinary course of business consistent with past business or any loan among Company Group, or any loan approved by the board of directors or shareholders or stockholders pursuant to its Organizational Documents;

(j) any material amendment to the Company Group’s Organizational Documents, or any engagement by the Company Group in any merger, consolidation, reorganization, reclassification, liquidation, dissolution or similar transaction, other than as provided for in this Agreement or the transactions contemplated hereunder; or

(k) any undertaking of any legally binding obligation to do any of the foregoing.

3.14 Properties; Title to the Company Group’s Assets.

(a) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or set forth on Schedule 3.14(a) of the Company Disclosure Letter, the material items of each Tangible Personal Property have no defects, are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted) and have been properly maintained, and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto. All of the Tangible Personal Property is in the control of the Company or its employees.

(b) The Company Group has good, valid and marketable title in and to, or in the case of the Leases and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, all of their assets reflected on the Company Balance Sheet or acquired after Balance Sheet Date, other than as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Except as set forth on Schedule 3.14(b) of the Company Disclosure Letter, no such asset is subject to any Liens other than Permitted Liens. Other than as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company Group’s assets constitute all of the assets of any kind or description whatsoever, including goodwill, for the Company Group to operate the Business immediately after the Closing in the same manner as the Business is currently being conducted.

3.15 Litigation. Except as set forth on Schedule 3.15 of the Company Disclosure Letter, there is no Action (or any basis therefore) pending against, or to the knowledge of the Warrantors threatened against or affecting, the Company Group, any of its officers or directors, the Business, or any Holdco Share or Company Equity Interest, or any of the Company Group’s assets or any Contract before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the

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transactions contemplated hereby or by the Additional Agreements, other than as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. There are no outstanding judgments against the Company Group that would reasonably to be expected to, individually or in the aggregate, have a Company Material Adverse Effect on the ability of the Company to enter into and perform its obligations under this Agreement. Each member of the Company Group is not, and has not been in the past two (2) years, subject to any proceeding with any Authority, other than as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.16 Contracts.

(a) Schedule 3.16(a) of the Company Disclosure Letter lists all written material Contracts (collectively, the “Material Contracts”) to which the Company Group is a party and which are currently in effect and constitute the following:

(i) all Contracts that require annual payments or expenses by, or annual payments or income to, the Company Group of US$1,000,000 or more (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practice);

(ii) all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Company Group in excess of US$1,000,000 annually;

(iii) all employment Contracts, employee leasing Contracts, and consultant and sales representatives Contracts with any current or former officer, director, employee or consultant of the Company Group or other Person, under which the Company Group (A) has continuing obligations for payment of annual compensation of at least US$500,000 (other than oral arrangements for at-will employment), (B) has material severance or post termination obligations to such Person (other than COBRA obligations, or (C) has an obligation to make a payment upon consummation of the transactions contemplated hereby or as a result of a change of control of the Company Group;

(iv) all Contracts creating a material joint venture, material strategic alliance, material limited liability company and partnership agreements to which the Company Group is a party;

(v) all Contracts relating to any material acquisitions or dispositions of assets by the Company Group in excess of US$1,000,000;

(vi) all Contracts for material licensing agreements, including Contracts licensing Intellectual Property Rights, other than Contracts (i) concerning uncustomized, commercially available Software (whether software, software-as-a-service services, platform-as-a-service services, and/or infrastructure-as-a-service services) licensed for less than US$200,000 in annual fees; (ii) that include a license in of any commercially available Intellectual Property Right pursuant to stock, boilerplate, or other generally non-negotiable terms, such as website and mobile application terms and conditions or terms of use, stock photography licenses, and similar Contracts; (iii) whereby Intellectual Property Rights are implicitly licensed; (iv) pursuant to which any Company Group grants non-exclusive licenses that are immaterial to the business of such Company Group; or (v) whereby Intellectual Property Rights are non-exclusively implicitly licensed or non-exclusively licensed to service providers, subcontractors, or suppliers of the Company Group solely to the extent necessary for such Person to provide services thereto;

(vii) all Contracts relating to material secrecy, confidentiality and nondisclosure agreements substantially limiting the freedom of the Company Group to compete in any line of business or with any Person or in any geographic area;

(viii) all Contracts relating to material Intellectual Property Rights of the Company Group;

(ix) all Contracts providing for material guarantees, indemnification arrangements and other hold harmless arrangements made or provided by the Company Group, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations

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(x) all Contracts with or pertaining to the Company Group to which any shareholder holding at least 10% of equity interests in the Company is a party;

(xi) all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which the Company Group holds a leasehold interest (including the Leases) and which involve payments to the lessor thereunder in excess of US$100,000 per month;

(xii) all Contracts relating to outstanding Indebtedness, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit, except any such Contract with an aggregate outstanding principal amount not exceeding US$500,000;

(xiii) any Contract relating to the voting or control of the equity interests of the Company Group or the election of directors of the Company (other than the Organizational Documents of the Company Group);

(xiv) any Contract that can be terminated, or the provisions of which are altered so that the purpose of the Contract cannot be achieved, as a result of the consummation of the transactions contemplated by the Transaction Documents to which the Company Group is a party;

(xv) any Contract for which any of the benefits, compensation or payments (or the vesting thereof) with respect to a director, officer, employee or consultant of a member of Company Group will be increased or accelerated by the consummation of the transactions contemplated hereby or the amount or value thereof will be calculated on the basis of any of the transactions contemplated by this Agreement;

(xvi) any Contract that provides for a payment or benefit, accelerated vesting, upon the execution of this Agreement or any of the Additional Agreements to which the Company Group is a party or the Closing in connection with any of the transactions contemplated hereby or thereby; and

(xvii) any Contract that in the Company’s determination would be required to be filed with SEC as a “material contract” pursuant to Items 601(b)(10) of Regulation S-K under the Securities Act if the Company was the registrant.

(b) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or set forth on Schedule 3.16(b) of the Company Disclosure Letter, (i) each Material Contract is a valid and binding agreement, and is in full force and effect in all material respects, and neither the Company Group nor, to the Company Group’s knowledge, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the material terms of any such Material Contract, (ii) the Company Group has not assigned, delegated, or otherwise transferred any of its material rights or obligations with respect to any Material Contracts, or granted any power of attorney with respect thereto or to any of the Company Group’s assets, (iii) no Contract (A) requires the Company Group to post a bond or deliver any other form of security or payment to secure its obligations thereunder or (B) imposes any non-competition covenants that may be binding on, or restrict the Business or require any payments by or with respect to SPAC or any of its Affiliates. The Company Group previously provided to the SPAC true and correct fully executed copies of each written Material Contract.

(c) Except as set forth on Schedule 3.16(c) of the Company Disclosure Letter, none of the execution, delivery or performance by the Company Group of the Transaction Documents to which the Company Group is a party or the consummation by the Company Group of the transactions contemplated hereby or thereby constitutes a default under or gives rise to any right of termination, cancellation or acceleration of any obligation of the Company which leads to a loss of material benefit to which the Company Group is entitled under any provision of any Material Contract.

(d) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company Group is in compliance

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with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or agreements evidencing any Indebtedness.

(e) Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, each of the transactions between the Company Group and any shareholder, stockholder, officer, employee or director of the Company Group or any Affiliate of any such Person (if any) entered into or occurring prior to the Closing (i) is arms-length transaction with fair market price and does not impair the interests of the shareholder of the Holdco, or (ii) is transaction duly approved by the board of directors in accordance with the Organizational Documents of such member of the Company Group (if applicable).

3.17 Licenses and Permits. Schedule 3.17 of the Company Disclosure Letter correctly lists each material license, franchise, permit, order or approval or other similar authorization affecting, or relating in any way to, the Business, together with the name of the Authority issuing the same (the “Permits”). Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or set forth on Schedule 3.17 of the Company Disclosure Letter, such Permits are valid and in full force and effect, and none of the Permits will, assuming the related third party consent has been obtained or waived prior to the Closing Date, be terminated or impaired or become terminable as a result of the transactions contemplated hereby. Other than as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company Group has all Permits necessary to operate the Business.

3.18 Compliance with Laws. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect or set forth on Schedule 3.18 of the Company Disclosure Letter, the Company Group is not in violation of, has not violated, and to the Company Group’s knowledge, is neither under investigation with respect to nor has been threatened to be charged with or given notice of any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge and within the last 24 months the Company Group has not received any subpoenas by any Authority. Except as set forth on Schedule 3.18 of the Company Disclosure Letter, no material permit, license or registration is required by the Company Group in the conduct of the Business under any of the Laws described in this Section 3.18.

3.19 Intellectual Property

(a) Schedule 3.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Intellectual Property Rights owned (or partially owned) by the Company Group, specifying as to each, as applicable: (i) the nature of such Intellectual Property Right , including the title; (ii) the owner of such Intellectual Property Right; (iii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed, including the issuance, registration or application numbers, dates and status; and (iv) licenses, sublicenses and other agreements pursuant to which any Person is authorized to use such Intellectual Property Right.

(b) The Company Group owns free and clear of all Liens, or has the valid right or license to use, all products, materials, scripts, pictures, software, tools, computer programs, specifications, source code, object code, improvements, discoveries, user interfaces, Internet domain names, enterprise or business names, logos, data, information and inventions, and all documentation and media constituting, describing or relating to the foregoing that is required or used in its business as currently conducted or as proposed to be conducted together with all Intellectual Property Rights in or to all of the foregoing, and none of the foregoing will be materially adversely impacted by (nor will require the payment or grant of additional material amounts or material consideration as a result of) the execution, delivery, or performance of the Transaction Documents, or the consummation of the transactions contemplated hereby or thereby.

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(c) Except as set forth in Schedule 3.19(c) of the Company Disclosure Letter, as of the date of this Agreement and to the knowledge of the Warrantors, there is not and, within the six (6) years preceding the date of this Agreement, there have not been, any proceedings pending (or threatened, and, the Company Group has not received any written charge, complaint, claim, demand, or notice that has not been fully resolved with prejudice) alleging infringement, misappropriation or other violation (including any claim that the Company Group must license or refrain from using any material Intellectual Property Right of any Person) or challenging the ownership, registration, validity or enforceability of any Intellectual Property Right or any licensed technology.

(d) Except as set forth in Schedule 3.19(d) of the Company Disclosure Letter, to the knowledge of the Warrantors, the current use by the Company Group of the Intellectual Property Rights does not infringe, and will not infringe, the rights of any other Person in any material respect and does not violate, and will not violate, any applicable laws or regulations.

(e) All employees, agents, consultants or contractors who have contributed to or participated in the creation or development of any material Intellectual Property Right on behalf of the Company Group or any predecessor in interest thereto either: (i) is a party to a “work-for-hire” agreement under which the Company Group is deemed to be the original owner/author of all property rights therein; or (ii) has executed an assignment or an agreement to assign in favor of the Company Group (or such predecessor in interest, as applicable) all right, title and interest in such material.

(f) To the knowledge of the Warrantors, no current or former employee, agent, consultant or contractor who have contributed to or participated in the creation or development of any Intellectual Property Right on behalf of the Company Group or any predecessor in interest thereto either is subject to any arrangement which may cause any rights in or to such intellectual properties to be retained by such current or former employee, agent, consultant or contractor, or to be assigned, transferred, granted or licensed to, or otherwise vested in any other Person.

(g) None of the execution, delivery or performance by the Company Group of the Transaction Documents to which the Company Group is a party or the consummation by the Company Group of the transactions contemplated hereby or thereby will cause any material item of Intellectual Property Rights owned, licensed, used or held for use by the Company Group immediately prior to the Closing to not be owned, licensed or available for use by the Company Group on substantially the same terms and conditions immediately following the Closing in any material respect.

(h) The Company Group has taken reasonable measures to safeguard and maintain the confidentiality and value of all Trade Secrets and other items of Intellectual Property Right that are confidential and all other confidential information, data and materials licensed by the Company Group or otherwise used in the operation of the Business.

(i) As of the date of this Agreement, no government funding, nor any facilities of a university, college, other educational institution, or similar institution, or research center, was used by the Company Group in the development of any Intellectual Property Right owned by the Company Group nor does any such Person have any rights, title, or interest in or to any owned Intellectual Property Right; and the Company Group is not a member of or a party to any patent pool, industry standards body, trade association, or other organization pursuant to which the Company Group is obligated to grant any license, rights, or immunity in or to any owned Intellectual Property to any Person.

(j) Each Intellectual Property Right owned or used by the Company Group immediately prior to the Closing will be owned or available for use by the Company immediately subsequent to the Closing on identical terms and conditions as owned or used by the Company Group immediately prior to the Closing.

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3.20 Customers and Suppliers.

(a) A list of the top five (5) largest customers (by revenue) of the Company Group for the fiscal year ended June 30, 2023 (collectively, the “Material Customers”), and the aggregate amount of consideration paid to Company Group by each Material Customer during each such period, has been provided to the SPAC. No such Material Customer has expressed to the Company Group in writing, and the Company Group has no knowledge of, any Material Customer’s intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with Company Group or of a material breach of the terms of any contract with such Material Customer.

(b) Lists of the top five (5) vendors to and/or suppliers of (by spend) the Company Group for the fiscal year ended June 30, 2023 (collectively, the “Material Suppliers”), and the aggregate amount of consideration paid to each Material Supplier by the Company Group during each such period, has been provided.

3.21 Accounts Receivable and Payable; Loans.

(a) To the Company Group’s knowledge, all accounts receivables and notes of the Company Group reflected on the Financial Statements, and all accounts receivable and notes arising subsequent to the date thereof, represent valid obligations arising from services actually performed or goods actually sold by the Company Group in the ordinary course of business consistent with past practice. To the Company Group’s knowledge, the accounts payable of the Company Group reflected on the Financial Statements, and all accounts payable arising subsequent to the date thereof, arose from bona fide transactions in the ordinary course consistent with past practice or approved by the board of directors or shareholders or stockholders pursuant to the Organizational Documents of the Company Group.

(b) To the Company Group’s knowledge, there is no contest, claim, or right of setoff in any agreement with any maker of an account receivable or note relating to the amount or validity of such account, receivables or note that could reasonably result in a Company Material Adverse Effect. To the Company Group’s knowledge, except as set forth on Schedule 3.21(b) of the Company Disclosure Letter, all accounts, receivables or notes are good and collectible in the ordinary course of business or approved by the board of directors or shareholders or stockholders pursuant to the Organizational Documents of the Company Group.

(c) The information set forth on Schedule 3.21(c) of the Company Disclosure Letter separately identifies any and all accounts receivables or notes of the Company Group which are owed by any other entities except for Affiliate of the Company Group as of the Balance Sheet Date and which are not reflected on the Financial Statements. Except as set forth on Schedule 3.21(c) of the Company Disclosure Letter, the Company Group is not indebted to any other entities except for Affiliate of the Company Group and no entities except for Affiliate of the Company Group are indebted to the Company Group.

3.22 Pre-payments. Except as set forth on Schedule 3.22 of the Company Disclosure Letter, the Company Group has not received any payments with respect to any services to be rendered or goods to be provided after the Closing except in the ordinary course of business or those reflected on the Financial Statements.

3.23 Employees.

(a) Schedule 3.23(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each employee designated by the Company Group as key personnel as of the date of this Agreement (the “Key Personnel”), setting forth the name, title for each such person.

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(b) Except as set forth on Schedule 3.23(b) of the Company Disclosure Letter, the Company Group is not a party to or subject to any employment contract, consulting agreement, collective bargaining agreement, confidentiality agreement restricting the activities of the Company Group with respect to the solicitation by the Company Group of employees of a third party, non-competition agreement restricting the activities of the Company Group, or any similar agreement, and there has been no activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group.

(c) There are no pending or, to the knowledge of the Warrantors, threatened claims or proceedings against the Company Group under any worker’s compensation policy or long-term disability policy.

3.24 Employment Matters.

(a) Schedule 3.24(a) of the Company Disclosure Letter sets forth a true and complete list of (i) the form of employment agreement and if applicable, commission agreement, and (ii) each employee group or executive medical, life, or disability insurance plan, and each incentive, bonus, profit sharing, retirement, deferred compensation, equity, phantom stock, stock option, stock purchase, stock appreciation right or severance plan of the Company Group now in effect or under which the Company Group has any obligation, or any understanding between the Company Group and any employee concerning the terms of such employee’s employment that does not apply to the Company Group’s employees generally. The Company Group has previously delivered to the SPAC true and complete copies of such forms of employment agreements and each generally applicable employee handbook or policy statement of the Company Group.

(b) Except as disclosed on Schedule 3.24(b) of the Company Disclosure Letter:

(i) to the knowledge of the Warrantors, no current employee of the Company Group, in the ordinary course of his or her duties, has breached any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or confidentiality or any proprietary right of such former employer, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect; and

(ii) the Company Group is not a party to any collective bargaining agreement, does not have any material labor relations disputes, and there is no pending representation question or union organizing activity respecting employees of the Company Group.

3.25 Withholding. Except as disclosed on Schedule 3.25 of the Company Disclosure Letter, all obligations of the Company Group applicable to its employees, whether arising by operation of Law, by contract, by past custom or otherwise, or attributable to payments by the Company Group to trusts or other funds or to any governmental agency, with respect to unemployment compensation benefits, social security benefits or any other benefits for its employees with respect to the employment of said employees through the date hereof have been paid or adequate accruals therefor have been made on the Financial Statements, other than as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Except as disclosed on Schedule 3.25 of the Company Disclosure Letter, all reasonably anticipated obligations of the Company Group with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business), whether arising by operation of Law, by Contract, by past custom, or otherwise, for salaries and holiday pay, bonuses and other forms of compensation payable to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company Group prior to the Closing Date, other than as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

3.26 Real Property.

(a) Except as set forth on Schedule 3.26 of the Company Disclosure Letter, the Company Group does not own any Real Property. Other than as would not reasonably be expected to, individually or in the aggregate, have a Company Material

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Adverse Effect, the Company Group has good, valid and subsisting title to its respective owned Real Property described on Schedule 3.26 of the Company Disclosure Letter, free and clear of all Liens (except for the Permitted Liens and as set forth on Schedule 3.26 of the Company Disclosure Letter).

(b) With respect to each Lease: (i) each Lease is valid, binding and in full force and effect; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid; (iii) the lessee has been in peaceable possession since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the lessee’s obligations thereunder has been granted by the lessor; (v) there exist no default or event of default thereunder by the Company Group; and (vi) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder, in cases of each of clauses (i) through (vi), other than as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. The Company Group holds the leasehold estate on the Lease free and clear of all Liens, except for the Permitted Liens and the Liens of mortgagees of the Real Property in which such leasehold estate is located. The Real Property leased by the Company Group is in a state of maintenance and repair in all material respects adequate and suitable for the purposes for which it is presently being used in all material respects, and there are no material repair or restoration works likely to be required in connection with any of the leased Real Properties other than as would, individually or in the aggregate, would cost the Company Group less than US$500,000 on an annual basis to repair or otherwise remediate for any single Real Property.

3.27 Accounts. Schedule 3.27 of the Company Disclosure Letter sets forth a true, complete and correct list of the checking accounts, deposit accounts, safe deposit boxes, and brokerage, commodity and similar accounts of the Company and the Holdco, including the account number and name, the name of each depositary or financial institution and the address where such account is located and the authorized signatories thereto.

3.28 Tax Matters.

(a) (i) The Company Group has duly and timely filed all material Tax Returns which are required to be filed by or with respect to it, and has paid all material Taxes which have become due; (ii) all such Tax Returns are true, correct and complete in all material respects; (iii) there is no Action, to the knowledge of the Warrantors, threatened, with respect to material Taxes of the Company Group or for which a Lien may be imposed upon any of the Company Group’s assets; (iv) no statute of limitations in respect of the assessment or collection of any Taxes of the Company Group for which a Lien may be imposed on any of the Company Group’s assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (v) the Company Group has complied in all material respects with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Company Group; (vi) to the knowledge of the Warrantors, no stock transfer Tax, sales Tax, use Tax, real estate transfer Tax or other similar Tax will be imposed on the transfer of the securities to PubCo pursuant to this Agreement or otherwise with respect to or as a result of any transaction contemplated by this Agreement; (vii) none of the assets of the Company Group is required to be treated as owned by another Person for U.S. federal income Tax purposes pursuant to Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986); (viii) to the knowledge of the Warrantors, there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Company Group; (ix) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section

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7121 of the Code or any analogous provision of the applicable Law), with respect to the Company Group; (x) to the knowledge of the Warrantors, no member of the Company Group is subject to income taxation outside of its jurisdiction of organization as a result of having a permanent establishment or other fixed place of business, and no claim has been made by a Taxing Authority in a jurisdiction where the Company Group has not paid any tax or filed Tax Returns, asserting that the Company Group is or may be subject to Tax in such jurisdiction; (xi) there is no outstanding power of attorney from the Company Group authorizing anyone to act on behalf of the Company Group in connection with any Tax, Tax Return or Action relating to any Tax or Tax Return of the Company Group; (xii) the Company Group is not, and has ever been, a party to any Tax sharing or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xiii) the Company Group is not currently and has never been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the Company Group.

(b) The Company Group will not be required to include any material item of income, or exclude any material item of deduction, for any period (or portion thereof) after the Closing Date (determined with and without regard to the transactions contemplated by this Agreement) as a result of: (i) an installment sale transaction occurring on or before the Closing Date; (ii) a disposition occurring on or before the Closing Date reported as an open transaction; (iii) any prepaid amounts received on or prior to the Closing Date or deferred revenue realized, accrued or received outside the ordinary course of business on or prior to the Closing Date; (iv) a change in method of accounting that occurs or was requested on or prior to the Closing Date (or as a result of an impermissible method used prior to the Closing Date); or (v) an agreement entered into with any Taxing Authority on or prior to the Closing Date; or (vi) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law). No member of the Company Group has made an election pursuant to Section 965(h) of the Code.

(c) The unpaid Taxes of the Company Group for the current fiscal year (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company Group in filing its Tax Return.

(d) Other than actions specifically contemplated by this Agreement or the Transaction Documents, the Company Group has not taken any action nor is aware of any facts or circumstances that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. Neither PubCo nor member of the of Company Group has any plan or intent to cause or permit Holdco or SPAC to be liquidated for U.S. federal tax purposes in connection with the Transactions. PubCo will not issue any capital stock in connection with the Transactions other than exchange for cash or property.

(e) Holdco is classified as a corporation for U.S. federal tax purposes.

(f) Merger Sub 1 and Merger Sub 2 are special purpose entities formed for the purpose of participating in the Transactions. Neither Merger Sub 1 nor Merger Sub 2 have any assets or operations other than in connection with the consummation of the Transactions.

3.29 Environmental Laws.

(a) The Company Group has not (i) received any written notice of any alleged claim, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, arranged

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for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials so as to give rise to any Liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company Group, except in each case as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) The Company Group has delivered to the SPAC all material records in its possession concerning the Hazardous Materials Activities of the Company Group (if any) and all environmental audits and environmental assessments in the possession or control of the Company Group of any facility currently owned, leased or used by the Company Group which identifies the potential for any violations of Environmental Law or the presence of Hazardous Materials on any property currently owned, leased or used by the Company Group (if any).

(c) To the knowledge of the Warrantors, there are no Hazardous Materials in, on, or under any properties owned, leased or used at any time by the Company Group such as could give rise to any material liability or corrective or remedial obligation of the Company Group under any Environmental Laws.

3.30 Powers of Attorney and Suretyships. Except as set forth on Schedule 3.30 of the Company Disclosure Letter, the Company Group does not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) outside the Company Group or any obligation or liability (whether actual, accrued, accruing, contingent, or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person outside the Company Group or other than as reflected in the Financial Statements.

3.31 Directors and Officers. Schedule 3.32 of the Company Disclosure Letter sets forth a true, correct and complete list of all directors and officers of the Company.

3.32 Certain Business Practices. Neither the Company Group, nor any director, officer, agent or employee of the Company Group (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment. Neither the Company Group, nor any director, officer, agent or employee of the Company Group (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of the Company Group) has directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company Group or assist the Company Group in connection with any actual or proposed transaction, in each case, which, if not given could reasonably be expected to have had a Company Material Adverse Effect on the Company Group, or which, if not continued in the future, could reasonably be expected to adversely affect the business or prospects of the Company Group that could reasonably be expected to subject the Company Group to suit or penalty in any private or governmental litigation or proceeding.

3.33 Money Laundering Laws. The operations of the Company Group are and have been conducted at all times in compliance with applicable laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental Authority (collectively, the “Money Laundering Laws”), and no Action involving the Company Group with respect to the Money Laundering Laws is pending or, to the knowledge of the Warrantors, threatened.

3.34 Not an Investment Company. Neither the Holdco nor the Company is an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

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3.35 Privacy and Data Protection. The Company Group comply, and for the two (2) years prior to the Signing Date, have complied in all material respects with its internal policies and privacy statements, policies and procedures related to the processing of Personal Data, and applicable Privacy Laws. Since October 1, 2020, the Company Group has not received any written or, to the Company Group’s knowledge, unwritten claims, notices or complaints asserting non-compliance with applicable Privacy Laws or privacy statements, policies, procedures or Contracts regarding the Company Group’ information practices or the use, access, collection, retention, processing, disclosure, modification or destruction of any Personal Data, or alleging a violation of any individual’s privacy, publicity or confidentiality rights from any governmental Authority and there is no Action pending, or, to the Company Group’s Knowledge, threatened against the Company Group relating to any of the foregoing. The Company Group has taken reasonable actions (including implementing reasonable technical, physical or administrative safeguards) to protect all Personal Data used by the Company Group against any unauthorized use, access or disclosure.

3.36 No Alternative Transactions. Neither the Company Group or its respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) or agents, directly or indirectly, are engaged in negotiations or discussions with respect to any Alternative Transactions, and all negotiations and discussions involving the Company Group and relating to potential Alternative Transactions have been terminated.

3.37 No Additional Representations or Warranties. Except as expressly provided in this Article ARTICLE III and as may be contained in the Additional Agreements, neither the Company nor any of its Subsidiaries or Affiliates, nor any of their respective directors, managers, officers, employees, equity holders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to SPAC or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any other information provided to SPAC or their Affiliates.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SPAC

SPAC hereby represents and warrants to the Holdco and the Company that, except as disclosed in the SPAC SEC Documents, each of the following representations and warranties is true, correct and complete as of the date of this Agreement and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference to numbered and lettered paragraphs and sub-paragraphs of this Article ARTICLE IV to which the particular schedule relates is for the sake of convenience only. However, each such disclosure (whether directly or by reference to any document or other source) shall be taken as referring to each and every paragraph of Article ARTICLE IV to which it can reasonably be expected to relate, and not only to the numbered and lettered paragraphs and sub-paragraphs to which it has been specified as relating to. It is being acknowledged that the schedules to this Article ARTICLE IV shall be collectively attached hereto as Schedule II:

4.1 Corporate Existence and Power. SPAC is a company duly incorporated, validly existing and in good standing under the DGCL. SPAC has all power and authority, corporate and otherwise, and all governmental licenses, franchises, Permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted.

4.2 Corporate Authorization. The execution, delivery and performance by the SPAC of the Transaction Documents (to which it is a party) and the consummation by the SPAC of the transactions contemplated hereby and thereby are within the corporate powers of the SPAC and have been duly authorized by all necessary corporate action on the part of SPAC to the extent required by its Organizational Documents, applicable Laws or any Contract to which it is a party or by which its securities are bound other than the Required SPAC Stockholder Approval and the authorization and approval of this Agreement. This Agreement has been duly executed and delivered by the SPAC and it constitutes, and upon execution and delivery, the Additional Agreements (to which it is a party to) will constitute, a valid and legally binding agreement of the SPAC, enforceable against it in accordance with their respective terms.

4.3 Governmental Authorization. Neither the execution, delivery nor performance by the SPAC of the Transaction Documents requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority other than SEC and Nasdaq (each of the foregoing, a “SPAC Governmental Approval”).

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4.4 Non-Contravention. Subject to obtaining the SPAC Governmental Approvals and the Required SPAC Stockholder Approval, none of the execution, delivery or performance by the SPAC of the Transaction Documents to which it is a party does or will (a) contravene or conflict with the organizational or constitutive documents of the SPAC or the IPO Prospectus, (b) contravene or conflict with or constitute a violation of any provision of any Law or order binding upon or applicable to the SPAC, constitute a default under or breach of (with or without the giving of notice or the passage of time or both) or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the SPAC or require any payment or reimbursement or by which any of the SPAC Securities, or any of the SPAC’s assets is or may be bound, or (c) result in the creation or imposition of any Lien on any of the Company Equity Interests, in the cases of (a) to (c), other than as would not be reasonably expected to, individually or in the aggregate, have a SPAC Material Adverse Effect.

4.5 Capitalization. The SPAC is authorized to issue a maximum of 15,000,000 shares of common stock, par value of US$0.0001 per share, of which 5,000,767 shares of SPAC Common Stock are issued and outstanding as of the date hereof. 1,002,687 shares of SPAC Common Stock are reserved for issuance with respect to SPAC Rights. No other shares of capital stock or other voting securities of SPAC are issued, reserved for issuance or outstanding. All issued and outstanding shares of SPAC Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of DGCL, the SPAC’s Organizational Documents or any contract to which SPAC is a party or by which SPAC is bound. Except as set forth in the SPAC’s Organizational Documents, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any shares of SPAC Common Stock or any capital equity of SPAC. There are no outstanding contractual obligations of SPAC to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.6 Information Supplied. None of the information supplied or to be supplied by SPAC expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to SPAC’s stockholders with respect to the solicitation of proxies to approve the transactions contemplated hereby will, at the date of filing and/ or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by SPAC or that is included in the SPAC SEC Documents). No material information provided by SPAC to the Company in connection with the negotiation or execution of this Agreement or any agreement contemplated hereby (including but not limited to the SPAC public filings, as of the respective dates of their submission to the SEC), contained or contains (as applicable) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

4.7 Trust Fund. As of August 14, 2023, the SPAC has at least US$ 34,056,198.64 in the trust fund established by the SPAC for the benefit of its public stockholders (the “Trust Fund”) in a United States-based account at JPMorgan Chase, N.A., maintained by Continental Stock Transfer & Trust Company, LLC (“Continental”) acting as trustee (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by Continental pursuant to the Investment Management Trust Agreement. There are no separate agreements, side letters or other agreements or understandings (whether written, unwritten, express or implied) that would cause the description of the Investment Management Trust Agreement in the SPAC SEC Documents to be inaccurate in any material respect or, to the SPAC’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Organizational Documents of the SPAC and the Investment Management Trust Agreement. The SPAC has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Investment Management Trust Agreement, and, to the knowledge of the SPAC, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since inception, the SPAC has

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not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Investment Management Trust Agreement). Upon the consummation of the transactions contemplated hereby, the SPAC shall have no further obligation under either the Investment Management Trust Agreement or the Organizational Documents of the SPAC to liquidate or distribute any assets held in the Trust Account, and the Investment Management Trust Agreement shall terminate in accordance with its terms.

4.8 Listing. As of the date hereof, the SPAC Common Stock, SPAC Units, SPAC Rights and SPAC Warrants are listed on the Nasdaq Capital Market, with trading symbols “PLTN”, “PLTNU”, “PLTNR” and “PLTNW” respectively. The SPAC is in compliance with all applicable rules of Nasdaq in all material respects, and to the knowledge of the SPAC, there is no Action or proceeding pending or threatened against the SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the or terminate the listing of the SPAC’s securities on Nasdaq.

4.9 Reporting Company. The SPAC is a publicly-held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and the shares of SPAC Common Stock are registered pursuant to Section 12(b) of the Exchange Act.

4.10 No Market Manipulation. Neither any of the SPAC nor any of their Affiliates have taken, and will not take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of the shares of SPAC Common Stock to facilitate the sale or resale of the shares of SPAC Common Stock or affect the price at which the shares of SPAC Common Stock may be issued or resold; provided, however, that this provision shall not prevent the SPAC from engaging in investor relations or public relations activities consistent with past practices.

4.11 Board Approval. The SPAC Board (including any required committee or subgroup of such boards) has, as of the date of this Agreement, unanimously (i) declared the advisability of the transactions contemplated by this Agreement, (ii) determined that the transactions contemplated hereby are in the best interests of the stockholders of the SPAC, and (iii) determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in SPAC’s Organizational Documents (a “Business Combination”).

4.12 SPAC SEC Documents and Financial Statements.

(a) SPAC has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by SPAC with the SEC since SPAC’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement (the “Additional SPAC SEC Documents”). SPAC has made available to the Company copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) days prior to the date of this Agreement: (i) SPAC’s Annual Reports on Form 10-K for each fiscal year of SPAC beginning with the first year SPAC was required to file such a form, (ii) SPAC’s Quarterly Reports on Form 10-Q for each fiscal quarter of SPAC beginning with the first quarter SPAC was required to file such a form, (iii) all proxy statements relating to SPAC’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iv) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 4.12) filed by SPAC with the SEC since SPAC’s formation (the forms, reports, registration statements and other documents referred to in clauses (i), (ii), (iii), and (iv) above, whether or not available through EDGAR, are, collectively, the “SPAC SEC Documents”). The SPAC SEC Documents were, and the Additional SPAC SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the

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rules and regulations thereunder. The SPAC SEC Documents did not, and the Additional SPAC SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any SPAC SEC Document or Additional SPAC SEC Document has been or is revised or superseded by a later filed SPAC SEC Document or Additional SPAC SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 4.12, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) The SPAC Financial Statements are complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects and Regulation S-X or Regulation S-K, as applicable, the financial position of the SPAC as of the dates thereof and the results of operations of the SPAC for the periods reflected therein. The SPAC Financial Statements (i) were prepared from the Books and Records of the SPAC; (ii) were prepared on an accrual basis in accordance with U.S. GAAP consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the SPAC’s financial condition as of their dates; and (iv) contain and reflect adequate provisions for all material Liabilities for all material Taxes applicable to the SPAC with respect to the periods then ended.

(c) Except as specifically disclosed, reflected or fully reserved against in the SPAC Financial Statements, and for liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since the SPAC’s formation, there are no material liabilities, debts or obligations (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to the SPAC or their respective Subsidiaries. All debts and Liabilities, fixed or contingent, which should be included under U.S. GAAP on a balance sheet are included in the SPAC Financial Statements.

4.13 Litigation. There is no Action (or any basis therefore) pending against SPAC, any of its officers or directors or any of its securities or any of its assets or Contracts before any court, Authority or official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements. There are no outstanding judgments against the SPAC. SPAC is not, and has not previously been, subject to any legal proceeding with any Authority.

4.14 Compliance with Laws. SPAC is not in violation of, has not violated, not under investigation with respect to any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Authority, domestic or foreign, nor is there any basis for any such charge and SPAC has not previously received any subpoenas by any Authority.

4.15 Money Laundering Laws. The operations of the SPAC are and have been conducted at all times in compliance with the Money Laundering Laws, and no Action involving the SPAC with respect to the Money Laundering Laws is pending or, to the knowledge of the SPAC, threatened.

4.16 OFAC. Neither the SPAC, nor any director or officer of the SPAC (nor, to the knowledge of the SPAC, any agent, employee, affiliate or Person acting on behalf of the SPAC) is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the OFAC; and the SPAC has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any subsidiary, joint venture partner or other Person, in connection with any sales or operations in Balkans, Belarus, Burma, Cote D’Ivoire (Ivory Coast), Cuba, Democratic Republic of Congo, Iran, Iraq, Liberia, North Korea, Sudan, Syria, and Zimbabwe or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the previous fiscal years.

4.17 Not an Investment Company. The SPAC is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

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4.18 Tax Matters.

(a) (i) SPAC has duly and timely filed all material Tax Returns which are required to be filed by or with respect to it, and has paid all material Taxes which have become due; (ii) all such Tax Returns are true, correct and complete in all material respects; (iii) all such Tax Returns have been examined by the relevant Taxing Authority or the period for assessment for Taxes in respect of such Tax Returns has expired; (iv) there is no Action, to the knowledge of the SPAC, threatened, with respect to material Taxes of the SPAC or for which a Lien may be imposed upon any of either of the SPAC’s assets; (v) no statute of limitations in respect of the assessment or collection of any Taxes of the SPAC for which a Lien may be imposed on any of the SPAC’s assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (vi) the SPAC has complied in all material respect with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the SPAC; (vii) to the knowledge of the SPAC, no stock transfer Tax, sales Tax, use Tax, real estate transfer Tax or other similar Tax will be imposed on the transfer of the securities to PubCo pursuant to this Agreement or otherwise with respect to or as a result of any transaction contemplated by this Agreement; (viii) none of the assets of the SPAC is required to be treated as owned by another Person for U.S. federal income Tax purposes pursuant to Section 168(f)(8) of the Code (as in effect prior to its amendment by the Tax Reform Act of 1986); (ix) to the knowledge of the SPAC, there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the SPAC; (x) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the SPAC; (xi) SPAC is not subject to income taxation outside of its jurisdiction of organization as a result of having a permanent establishment or other fixed place of business, and no claim has been made by a Taxing Authority in a jurisdiction where the SPAC has not paid any tax or filed Tax Returns, asserting that the SPAC is or may be subject to Tax in such jurisdiction; (xii) there is no outstanding power of attorney from the SPAC authorizing anyone to act on behalf of such party in connection with any Tax, Tax Return or Action relating to any Tax or Tax Return of that party; (xiii) SPAC is not, or has not ever been, a party to any Tax sharing or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xiv) SPAC is not currently or has not ever been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the SPAC.

(b) The SPAC will not be required to include any material item of income, or exclude any material item of deduction, for any period (or portion thereof) after the Closing Date (determined with and without regard to the transactions contemplated by this Agreement) as a result of: (i) an installment sale transaction occurring on or before the Closing Date; (ii) a disposition occurring on or before the Closing Date reported as an open transaction; (iii) any prepaid amounts received on or prior to the Closing Date or deferred revenue realized, accrued or received outside the ordinary course of business on or prior to the Closing Date; (iv) a change in method of accounting that occurs or was requested on or prior to the Closing Date (or as a result of an impermissible method used prior to the Closing Date); or (v) an agreement entered into with any Taxing Authority on or prior to the Closing Date; or (vi) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law). SPAC has not made an election pursuant to Section 965(h) of the Code.

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(c) The unpaid Taxes of the SPAC for the current fiscal year (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the SPAC in filing its Tax Return.

(d) Other than actions specifically contemplated by this Agreement or the Transaction Documents, the SPAC has not taken any action nor is aware of any facts or circumstances that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. The SPAC does not have any plan or intent to cause or permit Holdco or SPAC to be liquidated for U.S. federal tax purposes in connection with the Transactions.

4.19 Contracts. Schedule 4.19 of the SPAC Disclosure Letter lists each of the material Contracts, oral or written, to which the SPAC is a party other than those available in full without redaction on the SEC’s website through EDGAR.

4.20 No Alternative Transactions. Neither the SPAC or its respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) or agents, directly or indirectly, are engaged in negotiations or discussions with respect to any Alternative Transactions, and all negotiations and discussions involving the SPAC and relating to potential Alternative Transactions have been terminated.

4.21 Brokers and Finders. Except as set forth on Schedule 4.21 of the SPAC Disclosure Letter or as otherwise disclosed in the SPAC SEC Documents, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions based upon arrangements made by and on behalf of the SPAC or any of its Affiliates.

4.22 No Outside Reliance. Notwithstanding anything contained in this Article ARTICLE IV or any other provision hereof, the SPAC, and any of its directors, managers, officers, employees, equity holders, partners, members or representatives, acknowledges and agrees that it has made its own investigation of the Company Group and that neither the Company nor any other member of the Company Group nor any of their of respective Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company and the Holdco in Article ARTICLE III or in the Additional Agreements, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company Group. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the disclosure schedules delivered by the Company to the SPAC or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by SPAC or its representatives) or reviewed by SPAC pursuant to an existing confidentiality agreement with the Company or its equity holders) or management presentations that have been or shall hereafter be provided to SPAC or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company or the Holdco, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article V or in the Additional Agreements. Except as otherwise expressly set forth in this Agreement, SPAC understands and agrees that any assets, properties and business of the Company Group are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article ARTICLE III, with all faults and without any other representation or warranty of any nature whatsoever.

4.23 Business Activities.

(a) Since formation, SPAC has not conducted any business activities other than activities related to SPAC’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in SPAC’s Organizational Documents or as otherwise contemplated by the Transaction Documents and the transactions contemplated hereby and thereby, there is no agreement, commitment, or

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governmental order binding upon any of the SPAC or to which any of the SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of any of the SPAC or any acquisition of property by any of the SPAC or the conduct of business by any of the SPAC as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to any of the SPAC.

(b) Except for the transactions contemplated by the Transaction Documents, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Additional Agreements and the transactions contemplated hereby and thereby, SPAC has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by the Transaction Documents, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) As of the date hereof, except for the Transaction Documents and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), the SPAC is not a party to any Contract with any other Person that would require payments by any of the SPAC or their respective Subsidiaries after the date hereof in excess of US$100,000 in the aggregate with respect to any individual Contract, other than the expenses incurred in connection with the transactions contemplated under this Agreement.

ARTICLE V
COVENANTS OF THE COMPANY GROUP AND THE SPAC PENDING CLOSING

Each of the Warrantors and the SPAC covenants and agrees that:

5.1 Conduct of the Business

(a) From the date hereof through the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, without the prior written consent of the other party, each party shall use commercially reasonable efforts, and shall cause its Subsidiaries and Controlled entities to use commercially reasonable efforts to, conduct their respective business only in the ordinary course (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, and shall not enter into any material transactions, and shall use its commercially reasonable efforts to preserve intact its business relationships with employees, clients, suppliers and other third parties, except, in each case, in connection with any action taken, or omitted to be taken, pursuant to (i) any applicable Laws, and (ii) the Transaction Documents and the other documents and transactions contemplated hereby and thereby. Without limiting the generality of the foregoing, from the date hereof until and including the Closing Date, without the other parties’ prior written consent (which shall not be unreasonably withheld, conditioned or delayed), the Company and the SPAC shall not, and the Company shall cause each of its Subsidiaries not to:

(i) materially amend, modify or supplement its Organizational Documents other than pursuant to this Agreement;

(ii) amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way, any Contract or any other right or asset of the Company Group or the SPAC, other than in ordinary course of business consistent with past practice (individually or in the aggregate), which involve payments in excess of US$500,000;

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(iii) modify, amend or enter into any contract, agreement, license or, commitment, which obligates the payment of more than US$500,000 out of ordinary course of business consistent with past practice (individually or in the aggregate);

(iv) make any capital expenditures in excess of US$500,000 (individually or in the aggregate, other than in the ordinary course of business);

(v) sell, lease, license or otherwise dispose of any of the Company Group’s or the SPAC’s assets or assets covered by any Contract except (i) pursuant to existing contracts or commitments disclosed herein, (ii) sales of Inventory in the ordinary course consistent with past practice, and (iii) not exceeding US$500,000, other than in the ordinary course of business consistent with past practice;

(vi) accept returns of products sold from Inventory except in the ordinary course, consistent with past practice or as would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect;

(vii) pay, declare or promise to pay any cash, dividends or other distributions with respect to its capital stock or share capital, or pay, declare or promise to pay cash or any other payments to any stockholder or shareholder (other than, in the case of any stockholder or shareholder that is an employee, payments of salary accrued in said period at the current salary rate except as provided in existing employment agreements);

(viii) authorize any salary increase of more than 30% for any employee making an annual salary equal to or greater than US$200,000 or in excess of US$300,000 in the aggregate on an annual basis or change the bonus or profit sharing policies of the Company Group or the SPAC;

(ix) with respect to the Company Group only, obtain or incur any loan or other Indebtedness in excess of US$1,500,000, including drawings under the Company Group’s existing lines of credit; with respect to the SPAC only, obtain or incur any loan or other Indebtedness in excess of US$150,000, including drawings under the SPAC’s existing lines of credit;

(x) suffer or incur any Lien on the Company Group’s or the SPAC’s assets, except for Permitted Liens or the Liens incurred in the ordinary course of business consistent with past practice;

(xi) suffer any damage, destruction or loss of property out of ordinary course of business related to any of the Company Group’s or the SPAC’s assets, whether or not covered by insurance, the aggregate value of which, following any available insurance reimbursement, exceed US$500,000;

(xii) merge or consolidate with or acquire any other Person or be acquired by any other Person other than pursuant to the transactions contemplated by this Agreement;

(xiii) suffer any insurance policy protecting any of the Company Group’s or the SPAC’s assets with an aggregate coverage amount in excess of US$1,000,000 to lapse;

(xiv) make any change in its accounting principles other than in accordance with the applicable accounting policies or methods or write down the value of any Inventory or assets other than in the ordinary course of business consistent with past practice;

(xv) change the principal place of business or jurisdiction of organization other than pursuant to the transactions contemplated by this Agreement;

(xvi) extend any loans other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding US$100,000;

(xvii) issue, redeem or repurchase any capital stock or share, membership interests or other securities, or issue any securities exchangeable for or convertible into any share or any shares of its capital stock, other than in connection with the SPAC Shares Redemption;

(xviii) make or change any material Tax election or change any annual Tax accounting periods;

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(xix) take any action not contemplated by this Agreement or the Transaction Documents that would reasonably be expected to cause the transactions contemplated by this Agreement to fail to qualify for the Intended Tax Treatment; or

(xx) undertake any legally binding obligation to do any of the foregoing.

(b) The SPAC shall remain a “blank check company” as defined under the Securities Act, shall not conduct any business operations other than in connection with this Agreement and ordinary course operations to maintain its status as a Nasdaq-listed special purpose acquisition company pending the completion of the transactions contemplated hereby. Without limiting the generality of the foregoing, through the Closing Date, other than in connection with the transactions contemplated by this Agreement, without the other party’s prior written consent (which shall not be unreasonably withheld), the SPAC shall not, and shall not cause its Subsidiaries to amend, waive or otherwise change the Investment Management Trust Agreement in any manner adverse to the SPAC.

(c) Neither party shall (i) take or agree to take any action that might make any representation or warranty of such party inaccurate or misleading in any material respect at, or as of any time prior to, the Closing Date or (ii) omit to take, or agree to omit to take, any action necessary to prevent any such representation or warranty from being inaccurate or misleading in any material respect at any such time.

(d) From the date hereof through the earlier of (x) termination of this Agreement in accordance with Article ARTICLE XI and (y) the Closing, other than in connection with the transactions contemplated hereby, neither the Company Group, on the one hand, nor the SPAC, on the other hand, shall, and such Persons shall direct each of their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning, or make any offers or proposals related to, any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, (iii) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or that is considering making, a proposal with respect to an Alternative Transaction or (iv) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. For purposes of this Agreement, the term “Alternative Transaction” shall mean any of the following transactions involving the Company Group or the SPAC (other than the transactions contemplated by this Agreement): (1) any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, consolidation, liquidation or dissolution or other similar transaction, or (2) any sale, lease, exchange, transfer or other disposition of substantially all of the assets of such Person (other than the sale, the lease, transfer or other disposition of assets in the ordinary course of business) or substantially all of the outstanding share capital or capital stock or other equity interests of the Company Group or the SPAC in a single transaction or series of transactions. In the event that there is an unsolicited proposal for, or an indication of a serious interest in entering into, an Alternative Transaction, communicated in writing to the Company Group or the SPAC or any of their respective representatives or agents (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within two (2) Business Days after receipt) advise the other parties to this Agreement in writing of such Alternative Proposal and the material terms and conditions of any such Alternative Proposal (including any changes thereto) and the identity of the person making any such Alternative Proposal. The Company Group and the SPAC shall keep the other parties informed on a reasonably current basis of material developments with respect to any such Alternative Proposal. Notwithstanding anything to the contrary as set forth above, if the board of directors of the Company Group or the SPAC (as applicable) has determined in good faith, after consultation with its financial advisor and/or outside legal counsel, that failure to take such

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action would constitute a breach of its directors’ fiduciary duties under applicable Law, the other party may waive any such provision to the extent necessary to permit such Person to comply with applicable Laws, provided, however, that prior to taking such action or announcing the intention to do so, such Person has complied in all material respects with its written notification obligation in respect of the Alternative Transaction in accordance with this Section 5.1.

5.2 Access to Information. From the date hereof until and including the Closing Date, the Company and the SPAC shall, and the Company shall cause its Subsidiaries to, to the best of their abilities, (a) continue to give the other party, its legal counsel and other representatives full access to the offices, properties, and Books and Records, (b) furnish to the other party, its legal counsel and other representatives such information relating to the business of the Company Group or the SPAC as such Persons may request and (c) cause its respective employees, legal counsel, accountants and representatives to cooperate with the other party in such other party’s investigation of its business; provided that no investigation pursuant to this Section (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company Group or the SPAC and, provided further, that any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company Group or the SPAC. Notwithstanding anything to the contrary in this Agreement, neither party shall be required to provide the access described above or disclose any information if doing so is reasonably likely to (i) result in a waiver of attorney client privilege, work product doctrine or similar privilege or (ii) violate any contract to which it is a party or to which it is subject or applicable Law, provided that the non-disclosing party must advise the other party that it is withholding such access and/or information and (to the extent reasonably practicable) and provide a description of the access not granted and/or information not disclosed.

5.3 Notices of Certain Events. Each party shall promptly notify the other party of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action by or on behalf of such Person or result in the creation of any Lien on any Company Equity Interest or share capital or capital stock of the SPAC or any of the Company Group’s or the SPAC’s assets;

(b) any notice or other communication from any Authority in connection with the transactions contemplated by the Transaction Documents;

(c) any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting the consummation of the transactions contemplated by the Transaction Documents;

(d) the occurrence of any fact or circumstance which constitutes or results, or might reasonably be expected to constitute or result, in a Material Adverse Effect; and

(e) the occurrence of any fact or circumstance which results, or might reasonably be expected to result, in any representation made hereunder by such party to be false or misleading in any material respect or to omit or fail to state a material fact.

5.4 Financial Information. By no later than seven (7) Business Days following the date hereof or otherwise agreed upon by the parties hereto, the Company will deliver to the SPAC audited consolidated financial statements of the Company as of and for the fiscal years ended June 30, 2022 and 2023, consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve (12) month periods ended on such dates, and the audited consolidated cash flow statements for the twelve (12) month periods ended on such dates, subject to modification, prepared in conformity with U.S. GAAP under the standards of the Public Company Accounting Oversight Board (the “U.S. GAAP Financials”). The U.S. GAAP Financials shall be (i) prepared from the Books and Records of the Company; (ii) prepared on an accrual basis in accordance with U.S. GAAP; (iii) contain and reflect all

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necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended. The U.S. GAAP Financials will be complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Company Group will provide additional financial information as reasonably requested by the SPAC for inclusion in any filings to be made by the SPAC with the SEC. If reasonably requested by the SPAC, the Company Group shall use their reasonable best efforts to cause such information reviewed or audited by the Company Group’s auditors.

5.5 Trust Account. The Company acknowledges that the SPAC shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Investment Management Trust Agreement and be paid in sequence of (i) all amounts payable to SPAC stockholders holding SPAC Units or shares of SPAC Common Stock who shall have validly redeemed their SPAC Units or shares of SPAC Common Stock upon acceptance by the SPAC of the SPAC Units or shares of SPAC Common Stock (the “SPAC Shares Redemption”), (ii) the expenses of the SPAC to the third parties to which they are owed, (iii) the Deferred Underwriting Amount to the underwriter in the IPO, (iv) any amounts payable in accordance with any promissory notes issued prior to the Closing, and (v) the remaining monies in the Trust Account to the PubCo. Except as otherwise expressly provided in the Investment Management Trust Agreement, the SPAC shall not agree to, or permit, any amendment or modification of, or waiver under, the Investment Management Trust Agreement without the prior written consent of the Company.

5.6 Directors’ and Officers’ Indemnification and Insurance

(a) The parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the SPAC and the Company Group (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents, in each case as in effect on the date of this Agreement, or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and any of the SPAC or the Company Group, as the case may be, in effect on the date hereof and disclosed in the SPAC SEC Documents or the Company Disclosure Letter, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the SPAC Merger Effective Time, PubCo shall cause the Organizational Documents of PubCo and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the SPAC to the extent permitted by applicable Law. The provisions of this Section 5.6 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) The Holdco shall, or shall cause PubCo to, obtain and fully pay the premium for a “tail” insurance policy that provides coverage for the benefit of the D&O Indemnified Persons (the “D&O Tail Insurance”) until up to the sixth anniversary of the Closing Date, that is substantially equivalent to and in any event not less favorable in the aggregate than SPAC’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that in no event shall the Company be required to expend for such policies pursuant to this Section 5.6(b) an annual premium amount in excess of 200% of the amount per annum the SPAC paid in its last full fiscal year, which amount is set forth in Schedule 5.6(b) of the SPAC Disclosure Letter and Schedule 5.6(b) of the Company Disclosure Letter. The SPAC shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and cause the other SPAC to honor all obligations thereunder.

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(c) On the Closing Date, the PubCo shall enter into customary indemnification agreements reasonably satisfactory to all parties with the individuals set forth on Schedule 5.6(c) of the SPAC Disclosure Letter, which indemnification agreements shall continue to be effective following the Closing.

ARTICLE VI
COVENANTS OF THE COMPANY GRPOUP

Each of the Holdco and the Company agrees that:

6.1 Reporting and Compliance with Laws. From the date hereof through the Closing Date, the Holdco and the Company shall, and shall cause its Subsidiaries to, duly and timely file all material Tax Returns required to be filed with the applicable Taxing Authorities, pay any and all material Taxes required by any Taxing Authority and duly observe and conform in all material respects, to all applicable Laws and orders.

6.2 Reasonable Best Efforts to Obtain Consents. The Holdco and the Company shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to obtain each third party consent which are required in the ordinary course of business or required to complete the Transaction as promptly as practicable hereafter.

6.3 Annual and Interim Financial Statements. From the date hereof through the Closing Date, within forty-five (45) calendar days following the end of each three-month quarterly period, the Company shall deliver to the SPAC, for the first three quarters of the year, unaudited management accounts of the Company. The Company shall also promptly deliver to the SPAC copies of any audited annual consolidated financial statements of the Company that the Company’s auditor may issue.

6.4 Trust Extension. If the Closing is expected not to occur on or prior to November 15, 2023, the Company or its designated entity(ies) shall, after reasonable discussion with the SPAC in good faith, be entitled to (but not in any way obligated to) select, at its sole discretion as to whether to, deposit into the trust account US$210,000 (the “Extension Amount”) on behalf of the Sponsor on or prior to the date of the applicable deadline, for each extension following November 15, 2023 for up to three times, up to an aggregate of US$630,000 (for an aggregate of nine months). If so elected by the Company or its designated entity(ies), the Company or its designated entity(ies) will, in consideration, receive a non-interest bearing, unsecured promissory note issued by the SPAC for each Extension Amount it deposit into the trust account (the “Extension Funding Note”), which shall contain the following terms and conditions: (i) if the Closing does occur, the Extension Funding Note shall be repaid to the Company or its designated entity(ies) in cash or in the form of additional PubCo Ordinary Shares, as selected by the Company; (ii) if the Closing does not occur, such Extension Funding Note shall be repaid to the Company or its designated entity(ies) in the form of additional PubCo Ordinary Shares.

6.5 Lock-Up Agreement. On or prior to the Closing, the Holdco shall cause its sole shareholder to enter into an agreement with the PubCo to be effective as of the Closing, pursuant to which at least ninety-five percent (95%) of the Merger Consideration Shares shall be subject to a lock-up in accordance with the terms and conditions more fully set forth in the Company Shareholders Lock-up Agreement in substantially the form attached hereto as Exhibit A.

ARTICLE VII
COVENANTS OF ALL PARTIES HERETO

The parties hereto covenant and agree that:

7.1 Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and cooperate as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement. The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or reasonably desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.

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7.2 Tax Matters.

(a) Transfer Taxes shall be borne by the Company Group. The party required by Law to file any Tax Returns with respect to Transfer Taxes shall, at the Company Group’s expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, the other parties will cooperate and join in the execution of any such Tax Returns. The parties shall reasonably cooperate to establish any available exemption from (or reduction in) any Transfer Tax.

(b) The PubCo shall prepare (or cause to be prepared) and file (or cause to be filed) on a timely basis (taking into account valid extensions of time to file) all Tax Returns of the PubCo or the Company Group required to be filed after the Closing Date. Any such Tax Returns that include a period on or before the Closing Date shall be true, correct and complete in all material respects, and shall be prepared on a basis consistent with the similar Tax Returns for the immediately preceding taxable period, except as otherwise required by law.

(c) The PubCo shall retain (or cause the Company Group to retain) all Books and Records with respect to Tax matters of the Company Group for Pre-Closing Periods and for at least seven (7) years following the Closing Date and to abide by all record retention agreements entered into by or with respect to the Company Group with any Taxing Authority.

(d) U.S. Federal Tax Characterization. For U.S. Federal income tax purposes, the parties to this Agreement intend that (i) for purposes of applying Section 351 of the Code to the Transactions, the existence of Merger Sub 1 and Merger Sub 2 will be disregarded as transitory entities formed to effect the acquisition by PubCo of all of the Holdco Shares, SPAC Common Shares and SPAC Rights, (ii) taken together, the exchange of Holdco Shares for PubCo Ordinary Shares and the conversion of shares of Merger Sub 1 to Holdco Shares pursuant to the Initial Merger and the exchange of SPAC Common Stock and SPAC Rights for PubCo Ordinary Shares and the conversion of shares of Merger Sub 2 to SPAC Common Shares and SPAC Rights pursuant to the SPAC Merger will qualify as a tax-deferred exchange under Section 351(a) of the Code, (iii) the Initial Merger will qualify as a “reorganization” under Section 368(a)(1) of the Code, and (iii) the SPAC Merger will not result in gain being recognized under Section 367(a)(1) of the Code by any stockholder of SPAC (other than any stockholder that would be a “five-percent transferee shareholder” (within the meaning of United States Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of PubCo following the transaction that does not enter into a five-year gain recognition agreement pursuant to United States Treasury Regulations Section 1.367(a)-8(c)). This Agreement hereby is adopted as a “plan of reorganization” with respect to the Mergers within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder. The parties to this Agreement (i) agree to file and retain such information as shall be required under Sections 1.351-3 and 1.368-3 of the United States Treasury Regulations, (ii) shall cause to be timely filed with the SPAC’s U.S. federal income Tax Return for the taxable year that includes the SPAC Merger Effective Time a statement described in Treasury Regulations Section 1.367(a)-3(c)(6), and (iii) agree to file all Tax and other informational returns on a basis consistent with the intended characterization in this Section 2.9, unless required to do otherwise pursuant to a “determination” as defined in Section 1313(a) of the Code (or pursuant to any similar provision of applicable state, local or foreign Law). Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Initial Merger and SPAC Merger as a tax-deferred exchange under Section 351(a) of the Code, as to the qualification of the Initial Merger as a “reorganization” under Section 368(a)(1) of the Code, or as to the effect, if any, that any transaction consummated on, after or prior to the Effective Time has or may have on any such status. Each of the parties acknowledge and agree that each (i) has had the

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opportunity to obtain independent legal and tax advice with respect to the Transactions, and (ii) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Initial Merger and SPAC Merger are determined not to qualify as a tax-deferred exchange under Section 351(a) or the Initial Merger is determined not to qualify as a reorganization under Section 368 of the Code.

(e) The members of the Company Group shall, upon reasonable request, use reasonable best efforts to provide the SPAC and its attorneys, accountants and other tax advisors with any Company Group information reasonably necessary to permit the SPAC and its attorneys, accountants and other tax advisors to analyze the U.S. federal income tax consequences of the Transactions, including the application of Section 367 of the Code and/or Section 7874 of the Code to the Transactions, provided that such information shall not include any identifying information that the Company Group deems to be confidential.

7.3 Settlement of the SPAC’s Liabilities. Concurrent with the Closing, all outstanding liabilities of the SPAC that have incurred from reasonable and documented out-of-pocket expenses in connection with the transactions contemplated by this Agreement, including reimbursement of reasonable and documented out-of-pocket expenses reasonably incurred by the SPAC or SPAC’s officers, directors, or any of their respective Affiliates, in connection with the transactions contemplated by this Agreement, shall be settled and paid in full by the PubCo and the Company.

7.4 Compliance with SPAC Agreements. The PubCo and SPAC shall comply with each of the applicable agreements entered into in connection with the IPO.

7.5 Registration Statement.

(a) As promptly as practicable after the date hereof, (1) the SPAC shall prepare, with the assistance, cooperation and commercially reasonable efforts of the Company Group, and cause to be furnished to the SEC a proxy statement of the SPAC (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from the SPAC stockholders for the matters to be acted upon at the SPAC Special Meeting and providing the public stockholders of the SPAC an opportunity in accordance with the SPAC’s Organizational Documents and the IPO Prospectus to have their shares of the SPAC Common Stock redeemed in conjunction with the stockholders vote on the SPAC Stockholder Approval Matters (as defined below); and (2) the Company Group shall prepare, with the assistance, cooperation and commercially reasonable efforts of the SPAC, and cause to be filed with the SEC, a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the PubCo Ordinary Shares pursuant to this Agreement. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from the SPAC stockholders to vote, at a special meeting of the SPAC stockholders to be called and held for such purpose (the “SPAC Special Meeting”), in favor of resolutions approving (i) the adoption and approval of the Transaction Documents and the transactions contemplated hereby or thereby, including the Initial Merger and SPAC Merger, by the holders of shares of SPAC Common Stock in accordance with the SPAC’s Organizational Documents, the DGCL, Cayman Companies Act, and the rules and regulations of the SEC and Nasdaq, (ii) [intentionally omitted], (iii) the issuance of PubCo Ordinary Shares to be issued in connection with the Mergers, (iv) such other matters as the Company Group and the SPAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Initial Merger, the SPAC Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (iv), collectively, the “SPAC Stockholder Approval Matters”), and (v) the adjournment of the SPAC Special Meeting, if necessary or desirable in the reasonable determination of the SPAC. If on the date for which the SPAC Special Meeting is scheduled, the SPAC has not received proxies representing a sufficient number of shares to obtain the Required SPAC Stockholder Approval, whether or not a quorum is present, the SPAC may make one or more successive postponements or adjournments of the SPAC Special Meeting;

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provided that, without the consent of the Company, in no event shall the SPAC adjourn the SPAC Special Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Outside Closing Date. In connection with the Registration Statement, the SPAC and the Company Group will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in SPAC’s Organizational Documents, DGCL, Cayman Companies Act and the rules and regulations of the SEC and Nasdaq. The SPAC shall cooperate and provide the Company Group (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company Group shall provide the SPAC with such information concerning the Company Group and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company Group shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading (subject to the qualifications and limitations set forth in the materials provided by the Company Group). If required by applicable SEC rules or regulations, such financial information provided by the Company Group must be reviewed or audited by the Company Group’s auditors. The SPAC shall provide such information concerning the SPAC and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the SPAC shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made not materially misleading. The SPAC will use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Mergers and the transactions contemplated hereby.

(b) Each party shall, and shall cause each of its Subsidiaries and Controlled entities to, make their respective directors, officers and employees, upon reasonable advance notice, available at a reasonable time and location to the Company Group, SPAC and their respective representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. SPAC shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and the SPAC shall cause the Proxy Statement to be disseminated to SPAC’s stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and SPAC’s Organizational Documents.

(c) As soon as practicable following the Registration Statement “clearing” comments from the SEC and being declared effective by the SEC, SPAC shall distribute the Proxy Statement to SPAC’s stockholders, and, pursuant thereto, shall call the SPAC Special Meeting in accordance with the DGCL for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(d) In the event the SEC requires a tax opinion regarding the Section 351 Qualification as it relates to the holders of SPAC Common Stock or SPAC Rights, the SPAC shall use its commercially reasonable efforts to cause Wilson Sonsini Goodrich & Rosati, Professional Corporation to furnish such opinion, subject to customary assumptions and limitations. Each party shall use commercially reasonable efforts to execute and deliver

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customary factual representation letters as the applicable tax advisor may reasonably request in form and substance reasonably satisfactory to such advisor.

7.6 Registration Rights Agreements. On or prior to the Closing Date, the PubCo shall enter into the Registration Rights Agreement with the shareholders listed on the signature page thereto, pursuant to which such shareholders will be granted certain registration rights relating to the PubCo Ordinary Shares to be received by them in accordance with the terms of this Agreement. SPAC shall use reasonable best efforts to terminate its existing registration rights agreement, dated as of November 9, 2022, by and among SPAC and the SPAC Initial Stockholders who are parties thereto (the “SPAC Registration Rights Agreement”), prior to the Closing Date, and shall offer such SPAC Initial Stockholders the opportunity to enter into the Registration Rights Agreement in connection with the consummation of the transactions contemplated hereby with respect to the securities registrable pursuant to SPAC Registration Rights Agreement.

7.7 Confidentiality. Except as necessary to complete the Proxy Statement and Registration Statement, the Company Group, on the one hand, and the SPAC, on the other hand, shall hold and shall cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information. The parties acknowledge that some previously confidential information will be required to be disclosed in the Proxy Statement.

7.8 PIPE Investment.

(a) The parties agree that both the Company and the SPAC shall use their respective commercially reasonable efforts to enter into the PIPE Documents, pursuant to which the aggregate amount of investment is no less than US$10,000,000 (the “PIPE Investment”)

(b) Each party shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the PIPE Investment on the terms set forth in the PIPE Documents, including using its commercially reasonable efforts to (i) maintain in full force and effect the PIPE Documents in accordance with the terms thereof, (ii) satisfy on a timely basis all conditions to obtaining the PIPE Investment set forth in the PIPE Documents that are applicable to such party or any of its Subsidiaries and within the control of such party or any of its Subsidiaries, and to consummate the PIPE Investment at or prior to the Closing, including using its commercially reasonable efforts to cause the investor parties thereto to fund the PIPE Investment at the Closing, (iii) comply on a timely basis with its obligations under the PIPE Documents and (iv) enforce its rights under the PIPE Documents, including by filing one or more lawsuits against the investor parties thereto to fully enforce the investors’ obligations thereunder or assigning the rights of such party to bring such lawsuits to other parties so as to enable other parties to file such lawsuits against the investors. Each party shall give other parties prompt written notice upon becoming aware of (A) any breach or default (or any event or circumstance which, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to any of the PIPE Documents, (B) any actual or potential failure to carry out any of the terms of any of the PIPE Documents, (C) any actual or threatened termination or repudiation of any of the PIPE Documents by any party thereto, (D) any material dispute or disagreement

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between or among any of the parties to any of the PIPE Documents or (E) the occurrence of an event or development that such party reasonably expects to have a material and adverse impact on the PIPE Investment. Without the prior written consent of other parties, each party shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, any of the PIPE Documents (including, without limitation, any amendment, modification or waiver that (v) adversely affects the availability of all or any portion of the PIPE Investment, (w) adversely affects the termination provisions of, or would result in the termination of, any of the PIPE Documents, (x) reduces the aggregate amount of the PIPE Investment, (y) imposes additional conditions precedent to the availability of the PIPE Investment or amends or modifies any of the existing conditions to the funding of the PIPE Investment or (z) adversely impacts the ability of the Company Group or the SPAC to enforce its rights against the investors under any of the PIPE Documents), or release or consent to the termination of the obligations of the investors under any of the PIPE Documents.

7.9 Warrant Agreement. Immediately prior to the Effective Time, the PubCo, SPAC and Continental shall enter into an assignment, assumption and amendment agreement, the terms of which shall be agreed by the parties in good faith, pursuant to which SPAC shall assign to the PubCo, and the PubCo shall assume from SPAC, all of SPAC’s rights, interests and obligations in and under the SPAC Warrant Agreement, and the terms and conditions of the SPAC Warrant Agreement shall be amended and restated to, among other things, reflect the assumption of the SPAC Warrants by the PubCo as set forth in Section 2.2(f)(iv).

7.10 New Regulation Filing. Each party shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to complete all applicable filings with respect to the transactions contemplated by this Agreement, pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies released by the China Securities Regulatory Commission, which came into effect on March 31, 2023.

ARTICLE VIII
CONDITIONS TO CLOSING

8.1 Conditions to the Obligations of Each Party. The obligations of all of the parties hereto to consummate the Closing are subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of all the following conditions:

(a) No provisions of any applicable Law, and no order shall be in force that prohibits or prevents the consummation of the Closing.

(b) The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued.

(c) Each of the Additional Agreements shall have been entered into and the same shall be in full force and effect; provided, that no less than ninety-five percent (95%) of the Merger Consideration Shares shall be subject to a lock-up in accordance with the terms and conditions more fully set forth in the Company Shareholders’ Lock-up Agreement in substantially the form attached hereto as Exhibit A.

(d) The SPAC Stockholder Approval Matters that are submitted to the vote of the stockholders of SPAC at the SPAC Special Meeting in accordance with the Proxy Statement and SPAC’s Organizational Documents shall have been approved by the requisite vote of the stockholders of SPAC at the SPAC Special Meeting in accordance with SPAC’s Organizational Documents, applicable Law and the Proxy Statement (the “Required SPAC Stockholder Approval”).

(e) The Required Holdco Shareholder Approval shall have been obtained in accordance with the Holdco’s Organizational Documents and applicable Law.

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8.2 Additional Conditions to Obligations of the SPAC. The obligation of the SPAC to consummate the Closing is subject to the satisfaction, or the waiver at the SPAC’s sole and absolute discretion, of all the following further conditions:

(a) The Company and the Holdco shall have duly performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) The Fundamental Representations set forth in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date, except the Fundamental Representations made as of an earlier date or time, which need be true and correct only as of such earlier date or time. The representations of the Company set forth in this Agreement other than the Fundamental Representations shall be true and correct as of the date hereof and as the Closing Date except (i) for representations and warranties that speak as of a specific date or time, which need be true and correct only as of such date or time and (ii) for breaches of the representations and warranties of the Company set forth in ARTICLE ARTICLE III (other than the Fundamental Representations) that, in the aggregate, would not have a Company Material Adverse Effect.

(c) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a Company Material Adverse Effect, regardless of whether it involved a known risk.

(d) All Company Group Consents as set forth on Schedule 3.10 of the Company Disclosure Letter, as amended, shall have been obtained, and no such consent shall have been revoked, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(e) The SPAC shall have received a certificate signed by the chief executive officer of the Company to the effect set forth in clauses (a) through (d) of this Section 8.2.

(f) The SPAC shall have received (i) a filed copy of the amended and restated memorandum and articles of association of the Surviving Corporation in the form annexed to the Plan of Initial Merger as in effect as of the Closing Date, (ii) the copies of resolutions duly adopted by the board of directors of the Holdco authorizing this Agreement and the transactions contemplated hereby and evidencing the Required Holdco Shareholder Approval, and (iii) a recent certificate of good standing as of a date no earlier than thirty (30) days prior to the Closing Date regarding the Holdco from the jurisdiction in which the Holdco is incorporated.

(g) The Company Group shall have delivered to the SPAC copies of all Company Governmental Approvals, in form and substance reasonably satisfactory to the SPAC, and no such Company Governmental Approval shall have been revoked.

(h) The SPAC shall have received a copy of each of the Additional Agreements to which the Company is a party duly executed by the Company and such Additional Agreement shall be in full force and effect.

If the Closing occurs, all Closing conditions set forth in Section 8.1 and Section 8.2 that have not been fully satisfied as of the Closing will be deemed to have been waived by the SPAC.

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8.3 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s discretion, of all of the following further conditions:

(a) The SPAC shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the SPAC contained in Article ARTICLE IV of this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or SPAC Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement and (ii) be true and correct as of the Closing Date (except for representation and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only to be true and correct as of such earlier date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a SPAC Material Adverse Effect.

(c) There shall have been no event, change or occurrence which individually or together with any other event, change or occurrence, could reasonably be expected to have a SPAC Material Adverse Effect, regardless of whether it involved a known risk.

(d) The Company shall have received a certificate signed by an authorized officer of SPAC to the effect set forth in clauses (a) through (c) of this Section 8.3.

(e) From the date hereof until the Closing, the SPAC shall have been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to the SPAC.

(f) The SPAC shall have executed and delivered to the Company each Additional Agreement to which the SPAC is a party.

(g) The SPAC Shares Redemptions shall have been completed in accordance with the terms hereof and the Proxy Statement.

(h) The directors designated by the Holdco shall have been appointed to the board of directors of the SPAC, effective as of the Closing.

(i) PubCo shall remain listed on Nasdaq and the additional listing application for the Merger Consideration Shares shall have been approved by Nasdaq. As of the Closing Date, PubCo shall not have received any written notice from Nasdaq that it has failed, or would reasonably be expected to fail to meet the Nasdaq listing requirements as of the Closing Date for any reason, where such notice has not been subsequently withdrawn by Nasdaq or the underlying failure appropriately remedied or satisfied.

(j) The SPAC shall have no outstanding Indebtedness as of the Closing Date, except to the extent reflected in the SPAC Transaction Expenses Certificate.

If the Closing occurs, all Closing conditions set forth in Section 8.1 and Section 8.3 that have not been fully satisfied as of the Closing will be deemed to have been waived by the Company Group.

ARTICLE IX
NO SURVIVAL

9.1 No Survival. Representations and warranties of the Warrantors and the SPAC contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company or the SPAC pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Company and the SPAC and their respective Representatives shall not have any further obligations, nor shall any claim

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be asserted or action be brought against the Company or the SPAC or their respective Representatives with respect thereto. The covenants and agreements made by the Company and the SPAC in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

ARTICLE X
DISPUTE RESOLUTION

10.1 Arbitration.

(a) The parties shall promptly submit any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance, or enforcement of this Agreement) or any alleged breach thereof (including any action in tort, contract, equity, or otherwise), to binding arbitration before one arbitrator (the “Arbitrator”). Binding arbitration shall be the sole means of resolving any dispute, claim, or controversy arising out of or relating to this Agreement (including with respect to the meaning, effect, validity, termination, interpretation, performance or enforcement of this Agreement) or any alleged breach thereof (including any claim in tort, contract, equity, or otherwise).

(b) If the parties cannot agree upon the Arbitrator, the Arbitrator shall be selected by the New York, New York chapter head of the American Arbitration Association upon the written request of either side. The Arbitrator shall be selected within thirty (30) days of such written request.

(c) The laws of the State of Delaware shall apply to any arbitration hereunder. In any arbitration hereunder, this Agreement shall be governed by the laws of the State of Delaware applicable to a contract negotiated, signed, and wholly to be performed in the State of Delaware, which laws the Arbitrator shall apply in rendering his decision. The Arbitrator shall issue a written decision, setting forth findings of fact and conclusions of law, within sixty (60) days after he shall have been selected. The Arbitrator shall have no authority to award punitive or other exemplary damages.

(d) The arbitration shall be held in Delaware in accordance with and under the then-current provisions of the Commercial Arbitration Rules of the American Arbitration Association, except as otherwise provided herein.

(e) On application to the Arbitrator, any party shall have rights to discovery to the same extent as would be provided under the Federal Rules of Civil Procedure, and the Federal Rules of Evidence shall apply to any arbitration under this Agreement; provided, however, that the Arbitrator shall limit any discovery or evidence such that his decision shall be rendered within the period referred to in Section 10.1(c).

(f) The Arbitrator may, at his discretion and at the expense of the party who will bear the cost of the arbitration, employ experts to assist him in his determinations.

(g) The costs of the arbitration proceeding and any proceeding in court to confirm any arbitration award (including actual attorneys’ fees and costs), shall be borne by the unsuccessful party and shall be awarded as part of the Arbitrator’s decision, unless the Arbitrator shall otherwise allocate such costs in such decision. The determination of the Arbitrator shall be final and binding upon the parties and not subject to appeal.

(h) Any judgment upon any award rendered by the Arbitrator may be entered in and enforced by any court of competent jurisdiction. The parties expressly consent to the non-exclusive jurisdiction of the courts (Federal and state) in New York, New York to enforce any award of the Arbitrator or to render any provisional, temporary, or

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injunctive relief in connection with or in aid of the arbitration. The parties expressly consent to the personal and subject matter jurisdiction of the Arbitrator to arbitrate any and all matters to be submitted to arbitration hereunder. None of the parties hereto shall challenge any arbitration hereunder on the grounds that any party necessary to such arbitration (including the parties hereto) shall have been absent from such arbitration for any reason, including that such party shall have been the subject of any bankruptcy, reorganization, or insolvency proceeding.

(i) The parties shall indemnify the Arbitrator and any experts employed by the Arbitrator and hold them harmless from and against any claim or demand arising out of any arbitration under this Agreement, unless resulting from the gross negligence or willful misconduct of the person indemnified.

(j) This arbitration section shall survive the termination of this Agreement.

10.2 Waiver of Jury Trial; Exemplary Damages.

(a) THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY ACTION OF ANY KIND OR NATURE, IN ANY COURT IN WHICH AN ACTION MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT OF ANY KIND OR NATURE.

(b) Each of the parties to this Agreement acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel. Each of the parties to this Agreement further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

ARTICLE XI
TERMINATION

11.1 Termination Without Default. In the event that the Closing of the transactions contemplated hereunder has not occurred by August 15, 2024 (the “Outside Closing Date”) and no material breach of this Agreement by the party seeking to terminate this Agreement shall have occurred or have been made (as provided in Section 11.2 hereof), the SPAC or the Company, as the case may be, shall have the right, at its sole option, to terminate this Agreement without liability to the other side. Such right may be exercised by SPAC or the Company, as the case may be, by giving written notice to the other at any time after the Outside Closing Date.

11.2 Termination Upon Default.

(a) The SPAC may terminate this Agreement by giving notice to the Company Group on or prior to the Closing Date, without prejudice to any rights or obligations the SPAC may have, (i) if the Company Group shall have materially breached any of its representations, warranties, agreements or covenants contained herein or in any Additional Agreement to be performed on or prior to the Closing Date and such breach has not been cured within fifteen (15) days following receipt by the Company Group of a notice describing in reasonable detail the nature of such breach.

(b) The Company may terminate this Agreement by giving notice to the SPAC, without prejudice to any rights or obligations the Company Group may have, if the SPAC shall have materially breached any of its covenants, agreements, representations, and

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warranties contained herein or in any Additional Agreement to be performed on or prior to the Closing Date and such breach has not been cured within fifteen (15) days following receipt by the SPAC of a notice describing in reasonable detail the nature of such breach.

(c) Notwithstanding the foregoing, the right to terminate this Agreement under this Section 11.2 shall not be available to any Party if such Party is then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement.

11.3 Break-up Fee. In the event of the termination of this Agreement pursuant to Section 11.2 hereof, the breaching party shall be obligated to pay the non-breaching party a break-up fee of US$500,000 (the “Break-up Fee”), promptly after termination by the non-breaching party. The parties acknowledge and agree that the Break-up Fee is a fair and reasonable estimate of the actual damages suffered by the non-breaching party, which amount would otherwise be impossible to calculate with precision, (ii) the Break-up Fee constitutes liquidated damages hereunder and is not intended to be a penalty, and (iii) the Break-up Fee shall be the sole and exclusive remedy available to the non-breaching party, provided, however, that the limitations set forth in this Section 11.3 shall not apply to any liability of the Company or the SPAC, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination.

11.4 Effect of Termination. With the exception of Section 11.3, in the event of the termination of this Agreement pursuant to Sections 11.1 and 11.2, this Agreement shall forthwith become void and have no effect without any liability, on the part of any party hereto or its respective Affiliates, officers, directors, shareholders, stockholders, or other Representatives.

11.5 Survival. The provisions of Article ARTICLE X through Article ARTICLE XII shall survive any termination of this Agreement.

ARTICLE XII
MISCELLANEOUS

12.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a business day, addressee’s day and time, on the date of delivery, and otherwise on the first business day after such delivery; (b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00PM on a business day, addressee’s day and time, and otherwise on the first business day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company, Holdco or any Acquisition Entity, to:

Guangdong Dashuyun Investment Holding Group Co., Ltd.
Room 3303, Building 1
Zhongliang Yunjing Plaza
Heshuikou Community, Matian Street

Guangming District, Shenzhen 518083, PRC
Attn: Wenquan Zhu

Email: zhuwenquan@bigtreeclouds.com

with a copy to (which shall not constitute notice):

Paul Hastings LLP
43/F, Jing An Kerry Center Tower II
1539 Nanjing West Road
Shanghai 200040, PRC

Attn: Jia Yan, Esq.

Email: jiayan@paulhastings.com

Annex A-55

if to SPAC:

Plutonian Acquisition Corp.

1441 Broadway 3rd, 5th & 6th Floors

New York, NY 10018

Attn: Wei Kwang Ng

Email: ngweik@plutoniancorp.com

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati Professional Corporation

1301 Avenue of the Americas, 40th Floor

New York, NY 10019-6022

Attn: Sally Yin, Esq.

Email: syin@wsgr.com

12.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each of the parties hereto, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

(d) Notwithstanding anything else contained herein, neither shall any party seek, nor shall any party be liable for, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

12.3 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

12.4 Publicity. Except as required by law and except with respect to the SPAC SEC Documents, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto. If a party is required to make such a disclosure as required by law, the parties will use their best efforts to cause a mutually agreeable release or public disclosure to be issued.

Annex A-56

12.5 Expenses. Except as otherwise expressly set forth in this Agreement, all fees and expenses incurred in connection with this the Transaction Documents and the transactions contemplated hereby and thereby, including the deferred underwriting fee of the underwriter of the IPO, and the fees and disbursements of counsel, financial advisors and accountants, shall be borne solely and entirely by the party incurring such fees or expenses; provided, that if the Closing shall occur, PubCo and the Company shall pay or cause to be paid, all fees and expenses incurred by either party that remain unpaid prior to the Closing (i) first from the funds remaining in the Trust Account following the satisfaction of the SPAC Shares Redemption, and (ii) if the cash sources contemplated by the preceding subclause (i) are insufficient to satisfy such fees and expenses, from either its immediately available funds or proceeds from the PIPE Transaction.

12.6 No Assignment or Delegation. No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

12.7 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof.

12.8 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

12.9 Entire Agreement. This Agreement together with the Additional Agreements, including any exhibits and schedules attached hereto or thereto, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Additional Agreement, including any exhibits and schedules attached hereto or thereto, may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof. No party has relied on any representation from, or warranty or agreement of, any person in entering into this Agreement, prior hereto or contemporaneous herewith or any Additional Agreement, except those expressly stated herein or therein.

12.10 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

12.11 Construction of Certain Terms and References; Captions. In this Agreement:

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.

(c) Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company Group.

Annex A-57

(d) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the disclosure schedule.

(e) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(f) Captions are not a part of this Agreement, but are included for convenience, only.

(g) For the avoidance of any doubt, all references in this Agreement to “the knowledge or best knowledge of the Company” or similar terms shall be deemed to include the actual or constructive (e.g., implied by Law) knowledge of the Key Personnel.

12.12 Further Assurances. Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

12.13 Third Party Beneficiaries. Neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

12.14 Waiver. Reference is made to the final IPO prospectus of the SPAC, dated November 9, 2022 (the “IPO Prospectus”). The Company Group understand that the SPAC has established the Trust Account for the benefit of the public stockholders of the SPAC and the underwriters of the IPO pursuant to the Investment Management Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, the SPAC may disburse monies from the Trust Account only for the purposes set forth in the Investment Management Trust Agreement. For and in consideration of the SPAC agreeing to enter into this Agreement, the Company Group each hereby agree that he, she or it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agrees that he, she or it will not seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the SPAC.

12.15 Specific Performance. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, notwithstanding anything to the contrary herein, to the fullest extent permitted by law, each of the parties agrees that, (a) without posting bond or other undertaking, the other parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action, claim or suit in addition to any other remedy to which it may be entitled, at law or in equity, and (b) in the event of any action for specific performance in respect of such breach or violation, it will not assert that the defense that a remedy at law would be adequate.

[The remainder of this page intentionally left blank; signature pages to follow]

Annex A-58

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

SPAC:
PLUTONIAN ACQUISITION CORP.
By:	/s/ Wei Kwang Ng
Name:	Wei Kwang Ng
Title:	Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Annex A-59

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Company:
Guangdong Dashuyun Investment Holding Group Co., Ltd. (广东省大树云投资控股集团有限公司)
By:	/s/ ZHU Wenquan
Name:	ZHU Wenquan
Title:	Legal Representative

Signature Page to Agreement and Plan of Merger

Annex A-60

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Holdco:
Big Tree Cloud International Group Limited
By:	/s/ ZHU Wenquan
Name:	ZHU Wenquan
Title:	Director

Signature Page to Agreement and Plan of Merger

Annex A-61

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

PubCo:
Big Tree Cloud Holdings Limited
By:	/s/ ZHU Wenquan
Name:	ZHU Wenquan
Title:	Director

Signature Page to Agreement and Plan of Merger

Annex A-62

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Merger Sub 1:
Big Tree Cloud Merger Sub I Limited
By:	/s/ ZHU Wenquan
Name:	ZHU Wenquan
Title:	Director

Signature Page to Agreement and Plan of Merger

Annex A-63

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Merger Sub 2:
Big Tree Cloud Merger Sub II Inc.
By:	/s/ ZHU Wenquan
Name:	ZHU Wenquan
Title:	Director

Signature Page to Agreement and Plan of Merger

Annex A-64

SCHEDULE I
Company Disclosure Letter

[Intentionally Omitted]

Schedules to the Agreement and Plan of Merger

Annex A-65

SCHEDULE II
SPAC Disclosure Letter

[Intentionally Omitted]

Schedules to the Agreement and Plan of Merger

Annex A-66

Annex B

THE COMPANIES ACT (REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

BIG TREE CLOUD HOLDINGS LIMITED

(adopted by a Special Resolution passed on [            ] and
effective on [            ])

1.           The name of the Company is Big Tree Cloud Holdings Limited.

2.           The registered office of the Company shall be at the offices of [•] or at such other place within the Cayman Islands as the Directors may from time to time decide.

3.           The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.           The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

5.           The authorized share capital of the Company is [US$50,000] divided into [500,000,000] ordinary shares of a nominal or par value of [US$0.0001] each. The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act (Revised) and the Articles of Association and to issue any part of its capital, whether original, redeemed, increased or reduced with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

6.           The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.           Capitalized terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

Annex B-1

THE COMPANIES ACT (REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

BIG TREE CLOUD HOLDINGS LIMITED

(adopted by a Special Resolution passed on [            ] and
effective on [            ])

INTERPRETATION

1.           In these Articles, Table A in the Schedule in the Companies Act does not apply and unless otherwise defined, the defined terms shall have the meanings assigned to them as follows:

“Articles”	these Articles of Association of the Company as altered or substituted, from time to time;
“Board” or “Board of Directors”	the board of Directors for the time being of the Company;
“Business Day”

a day (excluding Saturdays or Sundays), on which banks in Cayman Islands, the Mainland of China, the Hong Kong Special Administrative Region and New York are open for general banking business throughout their normal business hours;

“Chairman”	the Chairman appointed pursuant to Article 83;
“Commission”	Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;
“Companies Act”

the Companies Act (Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof. Where any provision of the Companies Act is referred to, the reference is to that provision as amended by any law for the time being in force;

“Company”	Big Tree Cloud Holdings Limited, a Cayman Islands company limited by shares;
“Company’s Website”	the website of the Company, the address or domain name of which has been notified to Members;
“Designated Stock Exchange”	the Nasdaq Stock Market or any other internationally recognized stock exchange where the Company’s securities are traded;
“Directors”	the directors of the Company for the time being, or as the case may be, the Directors assembled as a Board or as a committee thereof;
“electronic”	the meaning given to it in the Electronic Transactions Act and any statutory amendment or re-enactment thereof;
“electronic communication”

electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Record”	has the same meaning as in the Electronic Transactions Act and any statutory amendment or re-enactment thereof;

Annex B-2

“Electronic Transactions Act”

the Electronic Transactions Act (Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof. Where any provision of the Electronic Transactions Act is referred to, the reference is to that provision as amended by any law for the time being in force;

“in writing”

includes writing, printing, lithograph, photograph, type-writing and every other mode of representing words or figures in a legible and non-transitory form and, only where used in connection with a notice served by the Company on Members or other persons entitled to receive notices hereunder, shall also include a record maintained in an electronic medium which is accessible in visible form so as to be useable for subsequent reference;

“Member”	the meaning given to it in the Companies Act and any statutory amendment or re-enactment thereof;
“Memorandum of Association”	the Memorandum of Association of the Company, as amended and re-stated from time to time;
“month”	calendar month;
“Ordinary Resolution”

a resolution:

(a) passed by a simple majority of votes cast by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organization, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting of the Company; or

(b) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“paid up”	paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;
“Register of Members”	the register of members to be kept by the Company in accordance with the Companies Act;
“seal”	the common seal of the Company (if adopted) including any facsimile thereof;
“Securities Act”

the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“share”	any share in the capital of the Company and includes a fraction of a share;
“signed”

includes a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“Special Resolution”	the meaning given to it in the Companies Act and includes a unanimous written resolution;
“Statutes”	the Companies Act and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting the Company;
“Treasury Share”	means a share held in the name of the Company as a treasury share in accordance with the Companies Act;
“year”	calendar year.

Annex B-3

2.           In these Articles, save where the context requires otherwise:

(a)         words importing the singular number shall include the plural number and vice versa;

(b)         words importing the masculine gender only shall include the feminine gender;

(c)         words importing persons only shall include companies or associations or bodies of persons, whether corporate or not;

(d)         “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)         “may” shall be construed as permissive and “shall” shall be construed as imperative;

(f)          a reference to a dollar or dollars (or $) is a reference to dollars of the United States;

(g)         references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(h)         any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(i)          the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(j)          headings are inserted for reference only and shall be ignored in construing the Articles;

(k)         any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(l)          any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(m)        Sections 8 and 19(3) of the Electronic Transactions Act shall not apply; and

(n)         the term “holder” in relation to a share means a person whose name is entered in the Register of Members as the holder of such share.

3.           Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.           The business of the Company may be conducted as the Directors see fit.

5.           The registered office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

ISSUE OF SHARES

6.           Subject to the provisions, if any, in the Memorandum of Association, these Articles and to any direction that may be given by the Company in a general meeting, the Directors may, in their absolute discretion and without approval of the Members, issue shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the shares held by existing Members, at such times and on such other terms as they think proper. The

Annex B-4

Company shall not issue shares in bearer form. No shares may be issued at a discount except in accordance with the provisions of the Companies Act.

7.           The Directors may provide, out of the unissued shares, for series of preferred shares. Before any preferred shares of any such series are issued, the Directors shall fix, by resolution or resolutions, the following provisions of the preferred shares thereof:

(a)         the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)         whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)         the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of preferred shares;

(d)         whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)         the amount or amounts payable upon preferred shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

(f)          whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)         whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)         the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)          the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)          any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

Without limiting the foregoing and subject to Article 83, the voting powers of any series of preferred shares may include the right, in the circumstances specified in the resolution or resolutions providing for the issuance of such preferred shares, to elect one or more Directors who shall serve for such term and have such voting powers as shall be stated in the resolution or resolutions providing for the issuance of such preferred shares. The term of office and voting powers of any Director elected in the manner provided in the immediately preceding sentence of this Article 7 may be greater than or less than those of any other Director or class of Directors.

8.           The powers, preferences and relative, participating, optional and other special rights of each series of preferred shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. All shares of any one series of preferred shares shall be identical in all respects with all other shares of such series, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.

Annex B-5

REGISTER OF MEMBERS AND SHARE CERTIFICATES

9.           The Company shall maintain a Register of its Members and a Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates (if any) shall specify the share or shares held by that person and the amount paid up thereon, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the register.

10.         All share certificates shall bear legends required under the applicable laws, including the Securities Act.

11.         Any two or more certificates representing shares of any one class held by any Member may at the Member’s request be cancelled and a single new certificate for such shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

12.         If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the relevant Member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

13.         In the event that shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

TRANSFER OF SHARES

14.         (a)         Shares are transferable subject to the approval of the Board or the written consent of a Director authorized by the Board in writing to approve share transfers and the Board may, in its sole discretion, decline to register any transfer of any share which is not fully paid up or on which the Company has a lien.

(b)         The Directors may also decline to register any transfer of any share unless:

(i)          the instrument of transfer is lodged with the Company, accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)         the instrument of transfer is in respect of only one class of shares;

(iii)        the instrument of transfer is properly stamped, if required;

(iv)        in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

(v)         the shares conceded are free of any lien in favor of us; or

(vi)        a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board may from time to time require, is paid to the Company in respect thereof.

(c)         If the Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

15.         The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as the Board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Annex B-6

16.         The instrument of transfer of any share shall be in writing and executed by or on behalf of the transferor (and if the Directors so require, signed by the transferee). The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members.

17.         All instruments of transfer that shall be registered shall be retained by the Company.

REDEMPTION AND PURCHASE OF OWN SHARES

18.         Subject to the provisions of the Companies Act the Company may issue shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the shares.

19.         Subject to the provisions of the Companies Act, the Company may purchase all or any of its own shares of any class including any redeemable shares on the terms and in the manner which the Directors determine at the time of such purchase.

20.         The Company may make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Companies Act, including out of capital.

21.         The Directors may accept the surrender for no consideration of any fully paid share.

TREASURY SHARES

22.         The Directors may, prior to the purchase, redemption or surrender of any share, determine that such share shall be held as a Treasury Share.

23.         The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

VARIATION OF RIGHTS ATTACHING TO SHARES

24.         If at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of shares of the relevant class.

25.         The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class or series of shares except the following:

(a)         separate general meetings of the holders of a class or series of shares may be called only by (i) the Chairman of the Board, or (ii) a majority of the entire Board of Directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series). Nothing in this Article 25 or Article 24 shall be deemed to give any Member or Members the right to call a class or series meeting.

(b)         the necessary quorum shall be one or more persons holding or representing by proxy at least one-third of the issued shares of the class or series and that any holder of shares of the class or series present in person or by proxy may demand a poll.

26.         The rights conferred upon the holders of the shares of any class or series shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking in priority thereto or pari passu therewith.

Annex B-7

COMMISSION ON SALE OF SHARES

27.         The Company may in so far as the Statutes from time to time permit pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

28.         No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statutes) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

29.         The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

30.         The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 calendar days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the persons entitled thereto by reason of his death or bankruptcy.

31.         For giving effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

32.         The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

33.         Subject to the terms of allotment, the Directors may from time to time make calls upon the Members in respect of any money unpaid on their shares, and each Member shall (subject to receiving at least 14 calendar days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

34.         The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

35.         If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

36.         The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

Annex B-8

37.         The Directors may make arrangements on the issue of shares for a difference between the Members, or the particular shares, in the amount of calls to be paid and in the times of payment.

38.         The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the monies uncalled and unpaid upon any shares held by him, and upon all or any of the monies so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Member paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

39.         If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of such much of the call or instalment as is unpaid, together with any interest which may have accrued.

40.         The notice shall name a further day (not earlier than the expiration of 14 calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

41.         If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

42.         A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

43.         A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of the shares forfeited, but his liability shall cease if and when the Company receives payment in full of the fully paid up amount of the shares forfeited.

44.         A certificate in writing under the hand of a Director of the Company, which certifies that a share has been forfeited on a date stated in the certificate, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share or any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

45.         The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

46.         The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSMISSION OF SHARES

47.         The legal personal representative of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only person recognised by the Company as having any title to the share.

Annex B-9

48.         Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the share or, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made. If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

49.         A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF CAPITAL

50.         The Company may by Ordinary Resolution:

(a)         increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

(b)         consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c)         sub-divide its existing shares or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

(d)         cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

51.         Subject to the provisions of the Statutes and these Articles as regards to the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

52.         All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

53.         For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case 30 calendar days. If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members such register shall be so closed for at least 10 calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

54.         In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Members that are entitled to receive notice of, attend or vote at a meeting of the Members and for the purpose of determining those Members that are entitled to receive payment of any dividend, the Directors may, at or within 90 calendar days prior to the date of declaration of such dividend fix a subsequent date as the record date of such determination.

Annex B-10

55.         If the Register of Members is not so closed and no record date is fixed for the determination of those Members entitled to receive notice of, attend or vote at a meeting of Members or those Members that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

GENERAL MEETINGS

56.         All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

57.         (a)         The Company may hold an annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall determine. The Company may, but shall not (unless required by the Companies Act or the rules of the Designated Stock Exchange) be obliged to hold a general meeting in each calendar year as its annual general meeting at such date and time as may be determined by the Directors and shall specify the meeting as such in the notices calling it.

(b)         At these meetings the report of the Directors (if any) shall be presented.

58.         (a)         The Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)         A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than [one-third] of the share capital of the Company as at that date carries the right of voting at general meetings of the Company.

(c)         The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the principal place of business of the Company (with a copy forwarded to the registered office), and may consist of several documents in like form each signed by one or more requisitionists.

(d)         If the Directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said 21 calendar days.

(e)         A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

59.         At least seven calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)         in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)         in the case of an extraordinary general meeting by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five percent in par value of the shares giving that right.

Annex B-11

60.         The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

61.         No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. One or more Members (or represented by proxy) holding not less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

62.         If provided for by the Company, a person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

63.         If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

64.         The Chairman of the Board of Directors shall preside as chairman at every general meeting of the Company.

65.         If at any meeting the Chairman of the Board of Directors is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Directors present shall elect one of their members to be chairman of the meeting, or, if no Director is so elected and willing to be chairman of the meeting, the Members present shall choose a chairman of the meeting.

66.         The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 10 calendar days or more, not less than 7 Business Days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

67.         At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more Members present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

68.         If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

69.         In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

70.         A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

Annex B-12

VOTES OF MEMBERS

71.         Subject to any rights and restrictions for the time being attached to any class or classes of shares, every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one vote for each share registered in his name in the Register of Members.

72.         In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

73.         A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person, may on a poll, vote by proxy.

74.         No Member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

75.         On a poll, votes may be given either personally or by proxy.

76.         The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Member of the Company.

77.         An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

78.         The instrument appointing a proxy shall be deposited at the registered office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)         not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)         in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)         where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the registered office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

79.         Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

Annex B-13

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

80.         Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

DEPOSITARY AND CLEARING HOUSES

81.         If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any class of Members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and Class of shares in respect of which each such person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and class of shares specified in such authorisation, including the right to vote individually on a show of hands.

SHARES THAT MAY NOT BE VOTED

82.         Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

DIRECTORS

83.         (a)         Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than one or more than [seven (7)] Directors. The Directors shall be elected or appointed by the Members at general meeting.

(b)         Each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified.

(c)         The Board of Directors shall have a chairman (the “Chairman”) elected and appointed by a majority of the Directors then in office. The Directors may also elect a co-chairman or a vice-chairman of the Board of Directors (the “Co-Chairman”). The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors, the Co-Chairman, or in his absence, the attending Directors may choose one Director to be the chairman of the meeting. The voting right of the Chairman and the Co-Chairman as to the matters to be decided by the Board of Directors shall be the same as other Directors.

(d)         The Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board or as an addition to the existing Board.

(e)         The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, or the sole remaining Director, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to the Company’s compliance with director nomination procedures required under applicable corporate governance rules of the Designated Stock Exchange, as long as the Company’s securities are traded on the Designated Stock Exchange.

84.         A Director may be removed from office by Ordinary Resolution or by the Board at any time before the expiration of his term.

Annex B-14

85.         A vacancy on the Board created by the removal of a Director under the provisions of Article 84 above may be filled by the election or appointment by Ordinary Resolution at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

86.         The Board may, from time to time, and except as required by applicable law or the listing rules of the Designated Stock Exchange where the Company’s securities are traded, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

87.         A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.

DIRECTORS’ FEES AND EXPENSES

88.         The Directors may receive such remuneration as the Board may from time to time determine. The Directors may be entitled to be repaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

89.         Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

ALTERNATE DIRECTOR

90.         Any Director may in writing appoint another person to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the person appointing him is not personally present and, where he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

91.         Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

92.         Subject to the provisions of the Companies Act, these Articles and to any resolutions made in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

93.         Subject to these Articles, the Directors may from time to time appoint any person, whether or not a Director of the Company, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the

Annex B-15

chief executive officer, chief operating officer, chief technology officer, chief financial officer, one or more vice-presidents, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. The Directors may also appoint one or more of their body (but not an alternate Director) to the office of Managing Director upon like terms, but any such appointment shall ipso facto determine if any Managing Director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

94.        The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

95.         The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

96.         The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

97.         The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any of the aforesaid.

98.         The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

99.         Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested to them.

100.       The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION OF DIRECTORS

101.       Notwithstanding anything in these Articles, the office of Director shall be vacated, if the Director:

(a)         becomes bankrupt or makes any arrangement or composition with his creditors;

(b)         dies or is found to be or becomes of unsound mind;

(c)         resigns his office by notice in writing to the Company; or

(d)         shall be removed from office pursuant to Articles 84 or the Statutes.

Annex B-16

PROCEEDINGS OF DIRECTORS

102.       The Directors may meet together (whether within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit.

103.       A Board meeting may be called by a Director by giving notice in writing to the Board specifying a date, time and agenda for such meeting. The Board shall upon receipt of such notice give a copy of such notice of such meeting to all Directors and their respective alternates (if any).

104.       (a)         At least one (1) Business Day notice shall be given to all Directors and their respective alternates (if any) for a Board meeting, provided that such notice period may be reduced or waived with the consent of all the Directors or their respective alternates (if any).

(b)         An agenda identifying in reasonable detail the issues to be considered by the Directors at any such meeting and copies (in printed or electronic form) of any relevant papers to be discussed at the meeting together with all relevant information shall be provided to and received by all Directors and their alternates (if any) at least one (1) Business Day prior to the date for such meeting. The agenda for each meeting shall include any matter submitted to the Company by any Director at least one (1) Business Day prior to the date for such meeting.

(c)         Unless approved by all Directors (whether or not present or represented at such meeting), matters not set out in the agenda need not be considered at a Board meeting.

105.       A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of conference telephone, video conference or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

106.       The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be a majority of the Directors then in office, provided that a Director and his appointed alternate Director shall be considered only one person for this purpose.

107.       If a quorum is not present at a Board meeting within thirty (30) minutes following the time appointed for such Board meeting, the relevant meeting shall be adjourned for a period of at least three (3) Business Days and the presence of any three (3) Directors shall constitute a quorum at such adjourned meeting. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

108.       Questions arising at any meeting of the Directors shall be decided by a majority of votes and each Director shall be entitled to one (1) vote in deciding matters deliberated at any meeting of the Directors.

109.       In case of equality of votes, the Chairman shall have a second or casting vote.

110.       A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

111.       A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall

Annex B-17

any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

112.       Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

113.       The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)         all appointments of officers made by the Directors;

(b)         the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)         all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

114.       When the chairman of a meeting of the Directors signs the minutes of such meeting, the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

115.       A resolution signed by all the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted and when signed, a resolution may consist of several documents each signed by one or more of the Directors.

116.       The continuing Directors may act, notwithstanding any vacancy in their body, but if their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, then the continuing Directors may act only to increase the number or to summon a general meeting of the Company, but for no other purpose.

117.       A committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their members to be chairman of the meeting.

118.       A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

119.       All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

120.       A Director who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

Annex B-18

DIRECTORS’ INTERESTS

121.       (a)         A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

(b)         A Director or alternate Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

(c)         A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

(d)         No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

(e)         A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

122.       Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

123.       Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

124.       The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

125.       Any dividend may be paid by cheque or wire transfer to the registered address of the Member or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct.

126.       The Directors when paying dividends to the Members in accordance with the foregoing provisions may make such payment either in cash or in specie.

Annex B-19

127.       No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account.

128.       Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

129.       If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other monies payable on or in respect of the share.

130.       No dividend shall bear interest against the Company.

131.       Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

CAPITALISATION

132.       The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

BOOK OF ACCOUNTS

133.       The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

134.       The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statutes or authorised by the Directors or by the Company in general meeting.

135.       The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

136.       Subject to the requirements of applicable law and the listing rules of the Designated Stock Exchange, the accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Company by Ordinary Resolution or failing any such determination by the Directors or failing any determination as aforesaid shall not be audited.

Annex B-20

ANNUAL RETURNS AND FILINGS

137.       The Board shall make the requisite annual returns and any other requisite filings in accordance with the Companies Act.

AUDIT

138.       The Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

139.       Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

140.       Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next special meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any time during their term of office, upon request of the Directors at any general meeting of the Members.

THE SEAL

141.       The Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal of the Company is so affixed in their presence.

142.       The Company may maintain a facsimile of its Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint, and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence.

143.       Notwithstanding the foregoing, a Director shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

OFFICERS

144.       Subject to Article 93, the Company may have a chief executive officer, chief operating officer, chief technology officer, chief financial officer, one or more vice-presidents, manager or controller, appointed by the Directors. The Directors may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time subscribe.

CAPITALISATION OF PROFITS

145.       Subject to the Companies Act and these Articles, the Board may, with the authority of an Ordinary Resolution:

(a)         resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

Annex B-21

(b)         appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)          paying up the amounts (if any) for the time being unpaid on shares held by them respectively; or

(ii)         paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to Members credited as fully paid;

(c)         make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the Board may deal with the fractions as it thinks fit;

(d)         authorise a person to enter (on behalf of all the Members concerned) an agreement with the Company providing for either:

(i)          the allotment to the Members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(ii)         the payment by the Company on behalf of the Members (by the application of their respective operations of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, an agreement made under the authority being effective and binding on all those Members; and

(e)         generally do all acts and things required to give effect to the resolution.

NOTICES

146.       Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by facsimile or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appearing in the Register of Members or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the Member to the Company or by placing it on the Company’s Website. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

147.       Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

148.       Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

149.       Any notice or other document, if served by:

(a)         post, service of the notice shall be deemed to have been served five calendar days after the time when the letter containing the same is posted (in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and duly posted);

(b)         cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(c)         recognised courier service, service of the notice shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly delivered to the courier; or

Annex B-22

(d)         e-mail, service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.

150.       Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

151.       Notice of every general meeting shall be given to:

(a)         all Members who have supplied to the Company an address for the giving of notices to them;

(b)         every person entitled to a share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c)         each Director and Alternate Director.

No other person shall be entitled to receive notices of general meetings.

INFORMATION

152.       No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

153.       The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its members including, without limitation, information contained in the Register of Members and transfer books of the Company.

INDEMNITY

154.       Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

155.       The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

Annex B-23

156.       The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

FINANCIAL YEAR

157.       Unless the Directors otherwise prescribe, the financial year of the Company shall [end on June 30th in each year and shall begin on July 1st in each year].

WINDING UP

158.       If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any shares, in a winding up:

(a)         if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the shares held by them; or

(b)         if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

159.       If the Company shall be wound up the liquidator may, subject to the rights attaching to any shares and with the approval of a Special Resolution of the Company and any other approval required by the Statutes, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND
NAME OF COMPANY

160.       The Company may at any time and from time to time by Special Resolution alter or amend these Articles or the Memorandum of Association of the Company, in whole or in part, or change the name of the Company.

REGISTRATION BY WAY OF CONTINUATION

161.       The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

Mergers and Consolidations

162.       The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Companies Act) upon such terms as the Directors may determine and (to the extent required by the Companies Act) with the approval of a Special Resolution.

Annex B-24

Annex C

HOLDCO SHAREHOLDER VOTING AND SUPPORT AGREEMENT

This HOLDCO SHAREHOLDER VOTING AND SUPPORT AGREEMENT, dated as of October 9, 2023 (this “Support Agreement”), is entered into by and among Big Tree Cloud International Group Limited, an exempted company incorporated in Cayman Islands (the “Holdco”), Guangdong Dashuyun Investment Holding Group Co., Ltd. (广东省大树云投资控股集团有限公司), a limited liability company incorporated in the People’s Republic of China (the “Company”), Plutonian Acquisition Corp., a Delaware corporation (the “SPAC”), Big Tree Cloud Holdings Limited, a Cayman Islands exempted company (the “PubCo”), Big Tree Cloud Merger Sub I Limited, a Cayman Islands exempted company (the “Merger Sub I”), and Big Tree Cloud Merger Sub II Inc., a Delaware Corporation (the “Merger Sub II”, together with the Company, the Holdco, the PubCo and Merger Sub I, collectively the “Company Parties”) and Ploutos Group Limited, the sole shareholder of the HoldCo (the “Shareholder”). Capitalized terms used but not defined in this Support Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, the SPAC and the Company Parties are parties to that certain Agreement and Plan of Merger, dated on or around the date hereof, as amended, modified or supplemented from time to time (the “Merger Agreement”) which provides, among other things, that, upon the terms and subject to the conditions thereof, (i) Merger Sub I will be merged with and into the Holdco (the “Initial Merger”), with the Holdco surviving the Initial Merger as a direct wholly-owned subsidiary of the PubCo, and then (ii) Merger Sub II will be merged with and into the SPAC (the “SPAC Merger”), with the SPAC surviving the SPAC Merger as a direct wholly-owned subsidiary of the PubCo;

WHEREAS, The Company has carried out a Reorganization, as a result of which, HongKong Ploutos International Holdings Limited, a wholly-owned subsidiary of the Holdco, acquired all of the issued and outstanding equity interest in the Company;

WHEREAS, as of the date hereof, the Shareholder owns all of the issued and outstanding ordinary shares of the HoldCo (“HoldCo Shares”, together with any additional Holdco Shares of which ownership of record or the power to vote is hereafter acquired by the Shareholder prior to the Expiration Time (as defined below) being referred to herein as the “Shareholder Shares”); and

WHEREAS, in order to induce the SPAC to enter into the Merger Agreement, Shareholder is executing and delivering this Support Agreement to the SPAC.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Voting Agreements. During the period commencing on the date hereof and ending on the earlier to occur of (i) the Effective Time, and (ii) such date and time as the Merger Agreement shall be terminated in accordance with Article XI of the Merger Agreement (whichever earlier, the “Expiration Time”), the Shareholder agrees that, at any meeting of the shareholders of the Holdco related to the transactions contemplated by the Merger Agreement (collectively, the “Transactions”) (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and/or in connection with any written consent of the HoldCo’s shareholders or later Holdco’s shareholders related to the Transactions (all such meetings or consents related to the Transactions, collectively referred to herein as the “Meetings” and each a “Meeting”), the Shareholder shall:

a. when a Meeting is held, appear at such Meeting or otherwise cause the Shareholder Shares to be counted as present thereat for the purpose of establishing a quorum;

b. vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Shareholder Shares in favor of the Merger Agreement and the transactions contemplated thereby;

c. authorize and approve any amendment to the Organizational Documents of the Holdco that is deemed necessary or advisable by the Holdco for purposes of effecting the Transactions; and

Annex C-1

d. vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Shareholder Shares against any other action that would reasonably be expected to (x) impede, interfere with, delay, postpone or adversely affect the Initial Merger, the SPAC Merger or any other Transactions, (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Holdco under the Merger Agreement or (z) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Shareholder contained in this Support Agreement.

2. Restrictions on Transfer. Until the Expiration Time, the Shareholder agrees that, except for any action necessary to consummate the Initial Merger, the SPAC Merger and other Transactions, it shall not directly or indirectly, sell, assign or otherwise transfer any of the Shareholder Shares unless the buyer, assignee or transferee thereof executes a joinder agreement to this Support Agreement in a form reasonably acceptable to the SPAC. The Holdco shall not register any sale, assignment or transfer of the Shareholder Shares on its stock ledger or register of shareholders (book entry or otherwise) that is not in compliance with this Section 2.

3. New Securities. During the period commencing on the date hereof and ending on the Expiration Time, in the event that, (a) any Holdco Shares or other equity securities of the Holdco (collectively the “HoldCo Equity Securities”) are issued to the Shareholder after the date of this Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification or combination or any securities of any other entity are issued in exchange for HoldCo Equity Securities owned by the Shareholder (such securities of the other entity, collectively the “Substitution Shares”), (b) the Shareholder purchases or otherwise acquires beneficial ownership of any HoldCo Equity Securities or Substitution Shares after the date of this Support Agreement, or (c) the Shareholder acquires the right to vote or share in the voting of any HoldCo Equity Securities or Substitution Shares after the date of this Support Agreement (in each (a) through (c), such HoldCo Equity Securities or Substitution Shares, collectively the “New Securities”), then such New Securities acquired or purchased by the Shareholder shall be subject to the terms of this Support Agreement to the same extent as if they constituted the Shareholder Shares as of the date hereof.

4. No Challenge. The Shareholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the SPAC, the Company Parties or any of their respective successors, directors or officers (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Support Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.

5. Waiver. The Shareholder hereby irrevocably and unconditionally waives any rights of appraisal, dissenter’s rights and any similar rights relating to the Merger Agreement and the consummation by the parties of the transactions contemplated thereby, including the Initial Merger, that the Shareholder may have under applicable law.

6. Consent to Disclosure. The Shareholder hereby consents to the publication and disclosure in the Form F-4 (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities regulatory authorities, any other documents or communications provided by the SPAC, the PubCo, the Holdco or the Company to any governmental Authority or to securityholders of the SPAC or the Holdco) of the Shareholder’s identity and beneficial ownership of Shareholder Shares and the nature of the Shareholder’s commitments, arrangements and understandings under and relating to this Support Agreement and, if deemed appropriate by the SPAC, the PubCo, the Holdco or the Company, a copy of this Support Agreement. The Shareholder will promptly provide any information reasonably requested by the SPAC, the PubCo, the Holdco or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

7. Shareholder Representations: Shareholder represents and warrants to the SPAC and the Company Parties, as of the date hereof, that:

a. Shareholder has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Support Agreement;

b. Shareholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within the Shareholder’s organizational powers and have been duly authorized by all necessary organizational actions on the part of the Shareholder;

Annex C-2

c. this Support Agreement has been duly executed and delivered by the Shareholder and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

d. the execution and delivery of this Support Agreement by the Shareholder does not, and the performance by the Shareholder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of the Shareholder or (ii) require any consent or approval from any third party that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Shareholder of its obligations under this Support Agreement;

e. there are no Actions pending against the Shareholder or, to the knowledge of the Shareholder, threatened against the Shareholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Shareholder of the Shareholder’s obligations under this Support Agreement;

f. no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with this Support Agreement or any of the respective transactions contemplated hereby, based upon arrangements made by the Shareholder or, to the knowledge of the Shareholder, by the Company or the Holdco;

g. Shareholder has had the opportunity to read the Merger Agreement and this Support Agreement and has had the opportunity to consult with the Shareholder’s tax and legal advisors;

h. Shareholder has not entered into, and shall not enter into, any agreement that would prevent the Shareholder from performing any of its obligations hereunder;

i. Shareholder has good title to the HoldCo Shares, free and clear of any Liens other than Permitted Liens, and Shareholder has the sole power to vote or cause to be voted such HoldCo Shares; and

j. None of the HoldCo Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such HoldCo Shares that is inconsistent with the Shareholder’s obligations pursuant to this Support Agreement.

8. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the obligations under Section 1), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9. Entire Agreement; Amendment. This Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

10. Assignment. No party hereto may, except as set forth herein, assign either this Support Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Support Agreement shall be binding on the Shareholder, the SPAC, the Company Parties and each of their respective successors, heirs, personal representatives and assigns and permitted transferees.

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11. Counterparts. This Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

12. Severability. This Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

13. Governing Law; Dispute Resolution. Article X and Section 12.7 of the Merger Agreement is incorporated by reference herein to apply with full force to any disputes arising under this Support Agreement.

14. Notice. Any notice, consent or request to be given in connection with any of the terms or provisions of this Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 12.1 of the Merger Agreement to the applicable party, with respect to the Company Parties and the SPAC, at the address set forth in Section 12.1 of the Merger Agreement, and, with respect to the Shareholders, at the address set forth on Exhibit A.

15. Termination. This Support Agreement shall terminate on the earlier of the Closing or the termination of the Merger Agreement. No such termination shall relieve any Shareholder, the SPAC or any Company Parties from any liability resulting from a breach of this Support Agreement occurring prior to such termination.

16. Adjustment for Stock Split. If, and as often as, there are any changes in the Shareholder Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Shareholder, the SPAC, the Company Parties and the Shareholder Shares as so changed.

17. Further Actions. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[Signature Page Follows]

Annex C-4

IN WITNESS WHEREOF, the parties have executed this Support Agreement as of the date first written above.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
By:	/s/ ZHU Wenquan
Name:	ZHU Wenquan
Title:	Director
GUANGDONG DASHUYUN INVESTMENT HOLDING GROUP CO., LTD. (广东省大树云投资控股集团有限公司)
By:	/s/ ZHU Wenquan
Name:	ZHU Wenquan
Title:	Legal Representative
BIG TREE CLOUD HOLDINGS LIMITED
By:	/s/ ZHU Wenquan
Name:	ZHU Wenquan
Title:	Director
BIG TREE CLOUD MERGER SUB I LIMITED
By:	/s/ ZHU Wenquan
Name:	ZHU Wenquan
Title:	Director
BIG TREE CLOUD MERGER SUB II INC.
By:	/s/ ZHU Wenquan
Name:	ZHU Wenquan
Title:	Director

Annex C-5

IN WITNESS WHEREOF, the parties have executed this Support Agreement as of the date first written above.

PLUTONIAN ACQUISITION CORP.
By:	/s/ Wei Kwang Ng
Name:	Wei Kwang Ng
Title:	Chief Executive Officer

Annex C-6

IN WITNESS WHEREOF, the parties have executed this Support Agreement as of the date first written above.

PLOUTOS GROUP LIMITED
By:	/s/ ZHU Wenquan
Name:	ZHU Wenquan
Title:	Director

Annex C-7

Annex D

SPONSOR VOTING AND SUPPORT AGREEMENT

This SPONSOR VOTING AND SUPPORT AGREEMENT, dated as of October 9, 2023 (this “Agreement”), is entered into by and among Plutonian Investments LLC, a Delaware limited liability company (the “Sponsor”), Big Tree Cloud International Group Limited, an exempted company incorporated in Cayman Islands (the “Holdco”), Guangdong Dashuyun Investment Holding Group Co., Ltd. (广东省大树云投资控股集团有限公司), a limited liability company incorporated in the People’s Republic of China (the “Company”), Plutonian Acquisition Corp., a Delaware corporation (the “SPAC”), Big Tree Holdings Limited, a Cayman Islands exempted company (the “PubCo”), Big Tree Cloud Merger Sub I Limited, a Cayman Islands exempted company (the “Merger Sub I”), and Big Tree Cloud Merger Sub II Inc., a Delaware Corporation (the “Merger Sub II”, together with the Company, the Holdco, the PubCo and Merger Sub I, collectively the “Company Parties”). Capitalized terms used but not defined in this Support Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, the SPAC and the Company Parties are parties to that certain Agreement and Plan of Merger, dated on or around the date hereof, as amended, modified or supplemented from time to time (the “Merger Agreement”) which provides, among other things, that, upon the terms and subject to the conditions thereof, (i) Merger Sub I will be merged with and into the Holdco (the “Initial Merger”), with the Holdco surviving the Initial Merger as a direct wholly-owned subsidiary of the PubCo, and then (ii) Merger Sub II will be merged with and into the SPAC (the “SPAC Merger”), with the SPAC surviving the SPAC Merger as a direct wholly-owned subsidiary of the PubCo;

WHEREAS, as of the date hereof, the Sponsor owns the number of shares of common stock (including common stocks constituting part of the SPAC Private Units owned by the Sponsor), par value $0.0001 per share, of the SPAC set forth on Exhibit A (all such shares, together with any successor and/or additional shares of the SPAC Common Stock of which ownership of record or the power to vote is hereafter acquired by the Sponsor prior to the termination of this Agreement being referred to herein as the “Sponsor Shares”); and

WHEREAS, in order to induce the Holdco and the Company, to enter into the Merger Agreement, the Sponsor is executing and delivering this Agreement to the Holdco and the Company.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Voting Agreements. During the period commencing on the date hereof and ending on the earlier to occur of (i) the Effective Time, and (ii) such date and time as the Merger Agreement shall be terminated in accordance with Articles XI of the Merger Agreement (whichever earlier, the “Expiration Time”), the Sponsor, in its capacity as a stockholder of the SPAC, agrees that, at the SPAC Special Meeting, at any other meeting of SPAC’s stockholders related to the transactions contemplated by the Merger Agreement (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of SPAC’s stockholders related to the transactions contemplated by the Merger Agreement (the SPAC Special Meeting and all other meetings or consents related to the Merger Agreement, collectively referred to herein as the “Meeting”), the Sponsor shall:

a.      when the Meeting is held, appear at the Meeting or otherwise cause the Sponsor Shares to be counted as present thereat for the purpose of establishing a quorum;

b.      vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Sponsor Shares in favor of each of the SPAC Stockholder Approval Matters;

c.      authorize and approve any amendment to the Organizational Documents of the SPAC that is deemed necessary or advisable by the Company Parties or SPAC for purposes of effecting the transactions contemplated under the Merger Agreement; and

d.      vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Sponsor Shares against any other action that would reasonably be expected to (x) impede, interfere with,

Annex D-1

delay, postpone or adversely affect the Initial Merger, the SPAC Merger or any other transactions contemplated under the Merger Agreement, (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of the SPAC under the Merger Agreement or (z) result in a breach of any covenant, representation or warranty or other obligation or agreement of the SPAC contained in this Support Agreement.

2. Restrictions on Transfer. Until the Expiration Time, the Sponsor agrees that it shall not sell, assign or otherwise transfer any of the Sponsor Shares unless the buyer, assignee or transferee thereof executes a joinder agreement to this Support Agreement in a form reasonably acceptable to the Holdco and the Company. The SPAC shall not register any sale, assignment or transfer of the Sponsor Shares on SPAC’s stock ledger (book entry or otherwise) that is not in compliance with this Section 2.

3. No Redemption. The Sponsor hereby agrees that it shall not redeem, or submit a request to the SPAC’s transfer agent or otherwise exercise any right to redeem, any Sponsor Shares.

4. No Challenge. Sponsors agrees not to and to procure its Vehicle not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the SPAC, the Company Parties or any of their respective successors, directors or officers (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Support Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.

5. Waiver. The Sponsor hereby irrevocably and unconditionally waives any rights of appraisal, dissenter’s rights and any similar rights relating to the Merger Agreement and the consummation by the parties of the transactions contemplated thereby, including the SPAC Merger, that Sponsor may have under applicable law.

6. Sponsor Representations: The Sponsor represents and warrants to the SPAC, and the Company Parties, as of the date hereof, that:

a.      the Sponsor has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked;

b.      the Sponsor has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Support Agreement;

c.      the Sponsor is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within the Sponsor’s organizational powers and have been duly authorized by all necessary organizational actions on the part of the Sponsor;

d.      this Support Agreement has been duly executed and delivered by the Sponsor and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of the Sponsor, enforceable against the Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

e.      the execution and delivery of this Support Agreement by the Sponsor does not, and the performance by the Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of the Sponsor, or (ii) require any consent or approval from any third party that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Support Agreement;

Annex D-2

f.       there are no Actions pending against the Sponsor or, to the knowledge of the Sponsor, threatened against the Sponsor, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of the Sponsor’s obligations under this Support Agreement;

g.      no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with this Support Agreement or any of the respective transactions contemplated hereby, based upon arrangements made by the Sponsor or, to the knowledge of the Sponsor, by the SPAC;

h.      the Sponsor has had the opportunity to read the Merger Agreement and this Support Agreement and has had the opportunity to consult with the Sponsor’s tax and legal advisors;

i.       the Sponsor has not entered into, and shall not enter into, any agreement that would prevent the Sponsor from performing any of the Sponsor’s obligations hereunder;

j.       the Sponsor has good title to the Sponsor Shares opposite the Sponsor’s name on Exhibit A, free and clear of any Liens other than Permitted Liens, and the Sponsor has the sole power to vote or cause to be voted the Sponsor Shares; and

k.      the Sponsor Shares opposite the Sponsor’s name on Exhibit A are the only shares of SPAC common stock owned of record or beneficially owned by the Sponsor as of the date hereof, and none of the Sponsor Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Sponsor Shares that is inconsistent with the Sponsor’s obligations pursuant to this Support Agreement.

7. Damages; Remedies. The Sponsor hereby agrees and acknowledges that (a) the SPAC and the Company Parties would be irreparably injured in the event of a breach by the Sponsor of its obligations under this Support Agreement, (b) monetary damages may not be an adequate remedy for such breach and (c) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

8. Entire Agreement; Amendment. This Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

9. Assignment. No party hereto may, except as set forth herein, assign either this Support Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Support Agreement shall be binding on the Sponsor, the SPAC, and the Company Parties and each of their respective successors, heirs, personal representatives and assigns and permitted transferees.

10. Counterparts. This Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

11. Severability. This Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

12. Governing Law; Dispute Resolution. Article X and Section 12.8 of the Merger Agreement is incorporated by reference herein to apply with full force to any disputes arising under this Support Agreement.

Annex D-3

13. Notice. Any notice, consent or request to be given in connection with any of the terms or provisions of this Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 12.1 of the Merger Agreement to the applicable party, with respect to the Company Parties and the SPAC, at the address set forth in Section 12.1 of the Merger Agreement, and, with respect to the Sponsor, at the address set forth on Exhibit A.

14. Termination. This Support Agreement shall terminate on the earlier of the Closing or the termination of the Merger Agreement. No such termination shall relieve the Sponsor, the SPAC or any Company Parties from any liability resulting from a breach of this Support Agreement occurring prior to such termination.

15. Adjustment for Stock Split. If, and as often as, there are any changes in the SPAC or the Sponsor Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Sponsor, the SPAC, the Company Parties and the Sponsor Shares as so changed.

16. New Securities. During the period commencing on the date hereof and ending on the date of the termination of the Termination, in the event that (a) any SPAC Common Stock or other capital stock of the SPAC are issued to the Sponsor pursuant to reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution, merger or other similar change in capitalization, (b) Sponsor purchases or otherwise acquires beneficial ownership of any SPAC Common Stock or other capital stock of the SPAC after the date of this Agreement, or (c) Sponsor acquires the right to vote or share in the voting of any SPAC Common Stock or other capital stock of the SPAC after the date of this Agreement, then the terms “Sponsor Shares” shall be deemed to refer to and include such stocks as well as all such stock dividends and distributions and any securities into which or for which any or all of such stocks may be changed or exchanged or which are received in such transaction.

17. Further Actions. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

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Annex D-4

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
By:	/s/ ZHU Wenquan
Name:	ZHU Wenquan
Title:	Director
GUANGDONG DASHUYUN INVESTMENT HOLDING GROUP CO., LTD. (广东省大树云投资控股集团有限公司)
By:	/s/ ZHU Wenquan
Name:	ZHU Wenquan
Title:	Legal Representative
BIG TREE CLOUD HOLDINGS LIMITED
By:	/s/ ZHU Wenquan
Name:	ZHU Wenquan
Title:	Director
BIG TREE CLOUD MERGER SUB I LIMITED
By:	/s/ ZHU Wenquan
Name:	ZHU Wenquan
Title:	Director
BIG TREE CLOUD MERGER SUB II INC.
By:	/s/ ZHU Wenquan
Name:	ZHU Wenquan
Title:	Director

Annex D-5

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Plutonian ACQUISITION CORP.
By:	/s/ Wei Kwang Ng
Name:	Wei Kwang Ng
Title:	Chief Executive Officer
Plutonian InvestmentS LLC
By:	/s/ Guojian Zhang
Name:	Guojian Zhang
Title:	Authorized Representative

Annex D-6

Exhibit A

Sponsor

Sponsor	Number of Shares	Address for Notices
PLUTIONIAN INVESTMENTS LLC	1,538,625	1441 Broadway 3rd, 5th & 6th Floors, New York, New York 10018

Annex D-7

Annex E

LOCK-UP AGREEMENT

This LOCK-UP AGREEMENT (this “Agreement”) is dated as of ______________, 2023, by and between the undersigned (the “Holder”) and Big Tree Cloud Holdings Limited, a Cayman Islands exempted company (the “PubCo”). Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Merger Agreement (as defined below).

BACKGROUND

A. Plutonian Acquisition Corp., a Delaware corporation (the “SPAC”), the PubCo, Big Tree Cloud International Group Limited, an exempted company incorporated in Cayman Islands (the “Holdco”), Guangdong Dashuyun Investment Holding Group Co., Ltd. (广东省大树云投资控股集团有限公司), a limited liability company incorporated in the People’s Republic of China (the “Company”), Big Tree Cloud Merger Sub I Limited, a Cayman Islands exempted company (the “Merger Sub I”), and Big Tree Cloud Merger Sub II Inc., a Delaware Corporation (the “Merger Sub II”, together with the Company, the Holdco and Merger Sub I, collectively the “Company Parties”) entered into an Agreement and Plan of Merger, dated as of ________, 2023 (the “Merger Agreement”).

B. The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions thereof, (i) Merger Sub I will be merged with and into the Holdco (the “Initial Merger”), with the Holdco surviving the Initial Merger as a direct wholly-owned subsidiary of the PubCo, and each issued and outstanding Holdco Share will be exchanged for such number of PubCo Ordinary Shares as specified in the Merger Agreement; and then (ii) the Merger Sub II will be merged with and into the SPAC (the “SPAC Merger”), with the SPAC surviving the SPAC Merger as a direct wholly-owned subsidiary of the PubCo.

C. The Holder was the record and/or beneficial owner of certain equity interest in the Company and is currently the record and/or beneficial owner of certain Holdco Shares, which will be exchanged for PubCo Ordinary Shares upon the Closing.

D. As a condition of, and as a material inducement for the SPAC to enter into and consummate the transactions contemplated by the Merger Agreement, the Holder has agreed to execute and deliver this Agreement.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

AGREEMENT

1.  Lock-Up.

(a) During the Lock-up Period (as defined below), the Holder irrevocably agrees that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangements that transfers, in whole or in part, any of the economic consequences of ownership of such Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangements, or engage in any Short Sales (as defined in Section 3) with respect to any security of the PubCo (these actions, collectively, “Transfer”).

(b) In furtherance of the foregoing, the PubCo will (i) place an irrevocable stop order on all Lock-up Shares, including those which may be covered by a registration statement, and (ii) notify PubCo’s transfer agent in writing of the stop order and the restrictions on such Lock-up Shares under this Agreement and direct the PubCo’s transfer agent not to process any attempts by the Holder to resell or transfer any Lock-up Shares, except in compliance with this Agreement.

(c) For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

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(d) [For purpose of this Agreement, the “Lock-up Period” means (i) with respect to 50% of the Lock-up Shares, the period commencing on the Closing Date and ending until the earliest of: (i) six months after the completion of the Business Combination (as defined in the Merger Agreement); (ii) the date (A) on which the last reported sale price of the PubCo Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Business Combination and (B) that is at least 150 calendar days after the completion of the Business Combination; and (iii) subsequent to the Business Combination, the date on which the PubCo completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property.] [TBC]

The restrictions set forth herein shall not apply to: (1) Transfer or distributions to the Holder’s current or former general or limited partners, managers or members, stockholders, other equity holders or direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended) or to the estates of any of the foregoing; (2) Transfer by bona fide gift to a member of the Holder’s immediate family or to a trust, the beneficiary of which is the Holder or a member of the Holder’s immediate family for estate planning purposes; (3) by virtue of the laws of descent and distribution upon death of the Holder; or (4) by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement, in each case where such transferee agrees to be bound by the terms of this Agreement.

In addition, after the Closing Date, if there is a Change of Control, then upon the consummation of such Change of Control, all Lock-up Shares shall be released from the restrictions contained herein. A “Change of Control” means: (a) the sale of all or substantially all of the consolidated assets of PubCo and PubCo’s subsidiaries to a third-party purchaser; (b) a sale resulting in no less than a majority of the voting power of PubCo being held by person that did not own a majority of the voting power prior to such sale; or (c) a merger, consolidation, recapitalization or reorganization of PubCo with or into a third-party purchaser that results in the inability of the pre-transaction equity holders to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

2.  Representations and Warranties. Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the others and to all third party beneficiaries of this Agreement that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is a binding and enforceable obligation of such party, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound.

3.  Beneficial Ownership. The Holder hereby represents and warrants that it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder), any PubCo Ordinary Shares, or any economic interest in or derivative of such stock, other than those securities specified on the signature page hereto. For purposes of this Agreement, the PubCo Ordinary Shares into which the Holdco Shares currently beneficially owned by the Holder will convert upon Closing as specified on the signature page hereto are collectively referred to as the “Lock-up Shares.”

4.  No Additional Fees/Payment. Other than the consideration specifically referenced herein, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Holder in connection with this Agreement.

5.  Termination of the Merger Agreement. This Agreement shall be binding upon the Holder upon the Holder’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the Closing. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement shall automatically terminate and become null and void, and the parties shall not have any rights or obligation hereunder.

6.  Notices. Any notices required or permitted to be sent hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00 PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery;
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(b) if by fax or email, on the date that transmission is confirmed electronically, if by 4:00 PM on a Business Day, addressee’s day and time, and otherwise on the first Business Day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

(a) If to the Company or PubCo after Closing, to:

Guangdong Dashuyun Investment Holding Group Co., Ltd.

Room 3303, Building 1

Zhongliang Yunjing Plaza

Heshuikou Community, Matian Street

Guangming District, Shenzhen 518083, PRC

Attn: Wenquan Zhu

Email: zhuwenquan@bigtreeclouds.com

with a copy to (which shall not constitute notice):

Paul Hastings LLP

43/F, Jing An Kerry Center Tower II

1539 Nanjing West Road

Shanghai 200040, PRC

Attn: Jia Yan

Email: jiayan@paulhastings.com;

(b) If to the Holder, to the address set forth on the Holder’s signature page hereto or to such other address as any party may have furnished to the others in writing in accordance herewith.

7.  Enumeration and Headings. The enumeration and headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

8.  Counterparts. This Agreement may be executed in facsimile and in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which shall together constitute one and the same agreement.

9.  Successors and Assigns. This Agreement and the terms, covenants, provisions and conditions hereof shall be binding upon, and shall inure to the benefit of, the respective heirs, successors and assigns of the parties hereto. The Holder hereby acknowledges and agrees that this Agreement is entered into for the benefit of and is enforceable by the PubCo and its successors and assigns.

10.  Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision will be conformed to prevailing law rather than voided, if possible, in order to achieve the intent of the parties and, in any event, the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

11.  Amendment. This Agreement may be amended or modified by written agreement executed by each of the parties hereto.

12.  Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

13.  No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

14.  Governing Law; Dispute Resolution. Article X and Section 12.8 of the Merger Agreement is incorporated by reference herein to apply with full force to any disputes arising under this Support Agreement.

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15.  Controlling Agreement. To the extent the terms of this Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with a provision in the Merger Agreement, the terms of this Agreement shall control.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Big Tree Cloud Holdings Limited
By:
Name:
Title:

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IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

NAME OF HOLDER
By:
Name:
Title:
Address:
Attention:
Email:
NUMBER OF LOCK-UP SHARES:

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Annex F

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is entered into as of [•], 2023, by and among Big Tree Cloud Holdings Limited, a Cayman Islands exempted company (the “Company”), and the undersigned parties listed under Investors on the signature page hereto (collectively the “Investors”, and each an “Investor”).

WHEREAS, the Company entered into that certain Agreement and Plan of Merger, dated as of [•], 2023 (the “Merger Agreement”), by and among Big Tree Cloud International Group Limited, an exempted company incorporated in Cayman Islands (the “Holdco”), Guangdong Dashuyun Investment Holding Group Co., Ltd. (广东省大树云投资控股集团有限公司), a limited liability company incorporated in the People’s Republic of China, Plutonian Acquisition Corp., a Delaware corporation (the “SPAC”), the Company, Big Tree Cloud Merger Sub I Limited, a Cayman Islands exempted company (the “Merger Sub I”), and Big Tree Cloud Merger Sub II Inc., a Delaware Corporation (the “Merger Sub II”);

WHEREAS, the Merger Agreement provides, among other things, that, upon the terms and subject to the conditions thereof, (i) Merger Sub I will be merged with and into the Holdco (the “Initial Merger”), with the Holdco surviving the Acquisition Merger as a direct wholly-owned subsidiary of the Company, and at the Initial Merger Effective Time each issued and outstanding Holdco Share will be exchanged for such number of Ordinary Shares as specified in the Merger Agreement; and then (ii) Merger Sub II will be merged with and into the SPAC (the “SPAC Merger”, together with the Initial Merger, the “Business Combination”), with the SPAC surviving the SPAC Merger, and at the SPAC Merger Effective Time each issued and outstanding share of SPAC Common Stock, SPAC Warrant, SPAC Unit and SPAC Right will be exchanged for such number of Ordinary Shares and Company Warrant as specified in the Merger Agreement;

WHEREAS, certain of the Investors (the “Sponsor Group”) are parties to that certain Registration Rights Agreement, dated November 9, 2022 (the “Prior Agreement”), pursuant to which the SPAC provided the Sponsor Group with certain rights relating to the registration of the securities held by them; and

WHEREAS, as a condition of, and as a material inducement for the parties to enter into and consummate the transactions contemplated by the Merger Agreement, the parties desire to enter into this Agreement in connection with the closing of the transactions contemplated by the Merger Agreement to amend and restate the Prior Agreement and to provide the Investors with certain rights relating to the registration of certain securities of the Company held by the Investors.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS. Unless otherwise defined herein, any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement. The following capitalized terms used herein have the following meanings:

“Agreement” means this Agreement, as amended, restated, supplemented, or otherwise modified from time to time.

“Business Combination” is defined in the preamble to this Agreement.

“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Company” is defined in the preamble to this Agreement.

“Demand Registration” is defined in Section 2.1.1.

“Demanding Holder” is defined in Section 2.1.1.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

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“Form F-3” is defined in Section 2.2.4.

“Holdco” is defined in the preamble to this Agreement.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Initial Merger” is defined in the preamble to this Agreement.

“Investor” is defined in the preamble to this Agreement, and include any transferee of the Registrable Securities (so long as they remain Registrable Securities) of an Investor permitted under this Agreement and the Lock-Up Agreement.

“Investor Indemnified Party” is defined in Section 4.1.

“Lock-Up Agreement” shall mean with respect to the Investors who are currently shareholders of the Holdco and their respective permitted transferees thereunder, the lock-up agreement to be entered into by and among the Investors and the Company pursuant to the Merger Agreement in connection with the Closing, pursuant to which transfers of any Ordinary Shares received by the Investors as a result of the Acquisition Merger are generally prohibited during the lock-up period.

“Maximum Number of Shares” is defined in Section 2.1.4.

“Merger Agreement” is defined in the preamble to this Agreement.

“Merger Sub I” is defined in the preamble to this Agreement.

“Merger Sub II” is defined in the preamble to this Agreement.

“Notices” is defined in Section 6.3.

“Ordinary Shares” means the ordinary shares, par value $[•] per share, of the Company.

“Piggy-Back Registration” is defined in Section 2.2.1.

“Prior Agreement” is defined in the preamble to this Agreement.

“Pro Rata” is defined in Section 2.1.4.

“Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means at any time Ordinary Shares held by the Investors, whether held on the date hereof or acquired after the date hereof. Registrable Securities also include any warrants, capital shares or other securities of the Company issued as a dividend, stock split or other distribution with respect to or in exchange for or in replacement of the foregoing securities or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation, other reorganization or other similar event with respect to the Ordinary Shares. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; (d) such securities are freely saleable under Rule 144 without volume limitations; or (e) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction. Notwithstanding anything to the contrary contained herein, securities shall only be “Registrable Securities” under this Agreement if they are held by an Investor or a transferee of an Investor permitted under this Agreement and the Lock-Up Agreement to which such Investor is a party.

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“Registration Statement” means a registration statement filed by the Company with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4, Form F-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“SPAC” is defined in the preamble to this Agreement.

“SPAC Merger” is defined in the preamble to this Agreement.

“Sponsor Group” is defined in the preamble to this Agreement.

“Underwriter” means, solely for the purposes of this Agreement, a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

2. REGISTRATION RIGHTS.

2.1 Demand Registration.

2.1.1 Request for Registration. Subject to this Section 2.1.1 and Section 2.2.4, at any time and from time to time after the Closing, either (i) the Investors holding a majority-in-interest of the Registrable Securities then issued and outstanding, or (ii) the holders of a majority-in-interest of the Registrable Securities held by the Sponsor Group or its affiliates or transferees, may make a written demand for registration under the Securities Act of all or part of their Registrable Securities (a “Demand Registration”). Any demand for a Demand Registration shall specify the number of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. Within thirty (30) days following receipt of any request for a Demand Registration, the Company will notify all other Investors holding Registrable Securities of the demand, and each Investor holding Registrable Securities who wishes to include all or a portion of such Investor’s Registrable Securities in the Demand Registration (each such Investor including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify the Company within fifteen (15) days after the receipt by the Investor of the notice from the Company. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.1.4 and the provisos set forth in Section 3.1.1. The Company shall not be obligated to effect more than an aggregate of four (4) Demand Registrations under this Section 2.1.1 in respect of all Registrable Securities. Notwithstanding anything in this Section 2.1 to the contrary, the Company shall not be obligated to effect a Demand Registration, (i) if a Piggy-Back Registration had been available to the Demanding Holder(s) within the ninety (90) days preceding the date of request for the Demand Registration, (ii) within sixty (60) days after the effective date of a previous registration effected with respect to the Registrable Securities pursuant to this Section 2.1, or (iii) during any period (not to exceed one hundred eighty (180) days) following the closing of the completion of an offering of securities by the Company if such Demand Registration would cause the Company to breach a “lock-up” or similar provision contained in the underwriting agreement for such offering. For the avoidance of doubt, each of (a) the Investors holding a majority-in-interest of the Registrable Securities then issued and outstanding, and (b) the holders of a majority-in-interest of the Registrable Securities held by the Sponsor Group or its affiliates or transferees, are permitted to exercise one Demand Registration pursuant to this Section 2.1.1 with respect to their respective Registrable Securities.

2.1.2 Effective Registration. A registration will not count as a Demand Registration until the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective and the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that the Company shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

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2.1.3 Underwritten Offering. If a majority-in-interest of the Demanding Holders so elect and such holders so advise the Company as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an underwritten offering. In such event, the right of any Demanding Holder to include its Registrable Securities in such registration shall be conditioned upon such Demanding Holder’s participation in such underwriting and the inclusion of such Demanding Holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by a majority-in-interest of the Investors initiating the Demand Registration.

2.1.4 Reduction of Offering. If the managing Underwriter or Underwriters for a Demand Registration that is to be an underwritten offering, in good faith, advises the Company and the Demanding Holders in writing that the dollar amount or number of shares of Registrable Securities which the Demanding Holders desire to sell, taken together with all other Ordinary Shares or other securities which the Company desires to sell and the Ordinary Shares, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other shareholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares” ), then the Company shall include in such registration: (i) first, the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (pro rata in accordance with the number of shares that each such Person has requested be included in such registration, regardless of the number of shares held by each such Person (such proportion is referred to herein as “Pro Rata” )) that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the Ordinary Shares or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), the Ordinary Shares or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Shares.

2.1.5 Withdrawal. If a majority-in-interest of the Demanding Holders disapprove of the terms of any underwriting or are not entitled to include all of their Registrable Securities in any offering, such majority-in-interest of the Demanding Holders may elect to withdraw from such offering by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration. If the majority-in-interest of the Demanding Holders withdraws from a proposed offering relating to a Demand Registration, then such registration shall not count as a Demand Registration provided for in Section 2.1. Notwithstanding the foregoing, a Demanding Holder may withdraw all or any portion of their Registrable Securities included in a Demand Registration from such Demand Registration at any time prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration. For the avoidance of doubt, notwithstanding any such withdrawal, each of the withdrawing Demanding Holders shall pay its pro rata share of all expenses described in Section 3.3 incurred by the holders of Registrable Securities and the Company in connection with such Demand Registration prior to its withdrawal under this Section 2.1.5.

2.2 Piggy-Back Registration.

2.2.1 Piggy-Back Rights. If at any time on or after the date the Company consummates the Business Combination the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for shareholders of the Company for their account (or by the Company and by shareholders of the Company including, without limitation, pursuant to Section 2.1), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than ten (10) days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed

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managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within five (5) days following receipt of such notice (a “Piggy-Back Registration” ). Subject to Section 2.2.2, the Company shall cause such Registrable Securities to be included in such registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form (including a market stand-off agreement if required by such Underwriter or Underwriters) with the Underwriter or Underwriters selected for such Piggy-Back Registration.

2.2.2 Reduction of Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering, in good faith, advises the Company and the holders of Registrable Securities proposing to distribute their Registrable Securities through such Piggy-Back Registration in writing that the dollar amount or number of Registrable Securities which the Company desires to sell, taken together with the Ordinary Shares, if any, as to which registration has been demanded pursuant to written contractual arrangements with persons other than the holders of Registrable Securities hereunder, the Registrable Securities as to which registration has been requested under this Section 2.2, and the Ordinary Shares, if any, as to which registration has been requested pursuant to the written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Shares, then the Company shall include in any such registration:

a) If the registration is undertaken for the Company’s account: (A) first, the Ordinary Shares or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Ordinary Shares or other securities, if any, comprised of Registrable Securities, as to which registration has been requested pursuant to the applicable written contractual piggy-back registration rights of such security holders, Pro Rata, that can be sold without exceeding the Maximum Number of Shares; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such persons and that can be sold without exceeding the Maximum Number of Shares;

b) If the registration is a “demand” registration undertaken at the demand of Demanding Holders pursuant to Section 2.1: (A) first, the Ordinary Shares or other securities for the account of the Demanding Holders during the period under which the Demand Registration hereunder is ongoing, Pro Rata among the holders thereof based on the number of securities requested by such holders to be included in such registration, that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Registrable Securities of holders as to which registration has been requested pursuant to this Section 2.2, Pro Rata among the holders thereof based on the number of securities requested by such holders to be included in such registration, that can be sold without exceeding the Maximum Number of Shares; (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other securities that Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the Ordinary Shares or other equity securities for the account of other persons that Company is obligated to register pursuant to separate written contractual arrangements with such persons that can be sold without exceeding the Maximum Number of Shares;

c) If the registration is a “demand” registration undertaken at the demand of persons other than the holders of Registrable Securities, (A) first, the Ordinary Shares or other securities for the account of the demanding persons that can be sold without exceeding

Annex F-5

the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Ordinary Shares or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), collectively the Ordinary Shares or other securities comprised of Registrable Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the Ordinary Shares or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, that can be sold without exceeding the Maximum Number of Shares.

2.2.3 Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement. The Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.3.

2.2.4 Registrations on Form F-3. The holders of Registrable Securities may at any time and from time to time, request in writing that the Company register the resale of any or all of such Registrable Securities on Form F-3 or S-3 or any similar short-form registration which may be available at such time (“Form F-3”); provided, however, that (i) the Company shall not be obligated to effect such request through an underwritten offering and (ii) the Company shall not be obligated to effect more than two such requests. Upon receipt of such written request, the Company will promptly give written notice of the proposed registration to all other holders of Registrable Securities, and, as soon as practicable thereafter, effect the registration of all or such portion of such holder’s or holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities or other securities of the Company, if any, of any other holder or holders joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration pursuant to this Section 2.2.4: (i) if Form F-3 is not available for such offering; or (ii) if the holders of the Registrable Securities, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at any aggregate price to the public of less than $500,000. Registrations effected pursuant to this Section 2.2.4 shall not be counted as Demand Registrations effected pursuant to Section 2.1.

2.2.5 Restriction of Offerings. Notwithstanding anything to the contrary contained in this Agreement, the Investors shall not be entitled to request, and the Company shall not be obligated to effect, or to take any action to effect, any registration (including any Demand Registration but not including Piggy-Back Registration) pursuant to this Section 2 with respect to any Registrable Securities that are subject to the transfer restrictions under the Lock-Up Agreement.

3. REGISTRATION PROCEDURES.

3.1 Filings; Information. Whenever the Company is required to effect the registration of any Registrable Securities pursuant to Section 2, the Company shall use its reasonable best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1 Filing Registration Statement. The Company shall use its reasonable best efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.1, prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its reasonable best efforts to cause such Registration Statement to become effective and use its reasonable best efforts to keep it effective for the period required by Section 3.1.3; provided, however, that the Company shall have the right to defer any Demand Registration for up to sixty (60) days, and any Piggy-Back Registration for such

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period as may be applicable to deferment of any demand registration to which such Piggy-Back Registration relates, in each case if the Company shall furnish to the holders a certificate signed by Chief Executive Officer or Chairman of the Company stating that, in the good faith judgment of the Board of Directors of the Company, it would be materially detrimental to the Company and its shareholders for such Registration Statement to be effected at such time; provided further, however, that the Company shall not have the right to exercise the right set forth in this provision more than once in any 365-day period in respect of a Demand Registration hereunder.

3.1.2 Copies. The Company shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.3 Amendments and Supplements. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn or until such time as the Registrable Securities cease to be Registrable Securities as defined by this Agreement.

3.1.4 Reporting Obligations. As long as any Investors shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act.

3.1.5 Other Obligations. In connection with a sale or transfer of Registrable Securities exempt from Section 5 of the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within the prospectus included in the Registration Statement, the Company shall, subject to the receipt of the any customary documentation reasonably required from the applicable Investors in connection therewith, (a) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold or transferred (or any similar restriction in book entry positions of such Investors) if such restrictions are no longer required by the Securities Act or any applicable state securities laws or any agreement with the Company to which such Investor is a party and (b) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (a). In addition, the Company shall cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investors, in connection with the aforementioned sales or transfers. It being acknowledged by the Investors that the securities of the Company will not be eligible for resale pursuant to Rule 144 promulgated under the Securities Act, until, among other requirements, at least one year has elapsed from the time that the Company has filed current Form 10 information with the Commission reflecting its status as an entity that is not a shell company.

3.1.6. Notification. After the filing of a Registration Statement, the Company shall promptly, and in no event more than two (2) business days after such filing, notify the Investors holding Registrable Securities included in such Registration Statement of such filing, and shall further notify such Investors promptly and confirm such advice in writing in all events within four (4) business days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information; and (v) an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company shall promptly make available to the holders of Registrable Securities included in such Registration

Annex F-7

Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon, and the Company shall not file any Registration Statement or prospectus or amendment or supplement thereto, including documents incorporated by reference, to which such Investors or their legal counsel shall object.

3.1.7 State Securities Laws Compliance. The Company shall use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.8 Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the Company in any underwriting agreement which are made to or for the benefit of any Underwriter, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such registration statement. No holder of Registrable Securities included in such registration statement shall be required to make any representations or warranties in the underwriting agreement except, if applicable, with respect to such holder’s organization, good standing, authority, title to Registrable Securities, lack of conflict of such sale with such holder’s material agreements and organizational documents, and with respect to written information relating to such holder that such holder has furnished in writing expressly for inclusion in such Registration Statement.

3.1.9 Cooperation. The principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company and all other officers and members of the management of the Company shall cooperate in all reasonable respects in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

3.1.10 Records. The Company shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information requested by any of them in connection with such Registration Statement; provided that the Company may require execution of a reasonable confidentiality agreement prior to sharing any such information.

3.1.11 Opinions and Comfort Letters. In the case of any underwritten offering or if reasonably requested by any participant in any other offering pursuant to a Registration Statement filed pursuant to this Agreement, the Company shall obtain opinions of counsel representing the Company for the purposes of a registration pursuant to this Agreement, addressed to the holders participating in such registration, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to such registration in respect of which such opinion is being given as such holders, placement agent, sales agent, if any, or the Underwriters, if any, may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to the holders of a majority-in-interest of the Registrable Securities included in such registration. In the case of any underwritten offering or if reasonably requested by any participant in any other offering pursuant to a Registration Statement filed pursuant to this Agreement, the Company shall obtain a “cold comfort” letters from the Company’s independent registered public accountants in the event of an underwritten

Annex F-8

public offering pursuant to this Agreement, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to the holders of a majority-in-interest of the Registrable Securities included in such registration. Upon request, the Company shall furnish to each holder of Registrable Securities included in any Registration Statement a signed counterpart, addressed to such holder, of (i) any opinion of counsel to the Company delivered to any Underwriter and (ii) any comfort letter from the Company’s independent public accountants delivered to any Underwriter.

3.1.12 Earnings Statement. The Company shall make available to its shareholders, as soon as reasonably practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.13 Listing. The Company shall use its reasonable best efforts to cause all Registrable Securities included in any registration to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated or, if no such similar securities are then listed or designated, in a manner satisfactory to the holders of a majority of the Registrable Securities included in such registration.

3.1.14 Road Show. If the registration involves the registration of Registrable Securities involving gross proceeds in excess of $25,000,000, the Company shall use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any underwritten offering pursuant to Section 2.1.3.

3.2 Obligation to Suspend Distribution. Upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3.1.6(iv) or (v), or in the event that the financial statements contained in the Registration Statement become stale, or in the case of a resale registration on Form F-3 pursuant to Section 2.2.4 hereof, upon any suspension by the Company, pursuant to a written insider trading compliance program adopted by the Company’s Board of Directors, of the ability of all “insiders” covered by such program to transact in the Company’s securities because of the existence of material non-public information, each holder of Registrable Securities included in any registration shall immediately discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such holder receives the supplemented or amended prospectus contemplated by Section 3.1.6(iv) or (v) (it being understood that the Company shall use reasonable best efforts to prepare and file such supplement or amendment as soon as practicable), or the Registration Statement is updated so that the financial statements are no longer stale, or it is advised in writing by the Company that the use of the prospectus may be resumed, or the restriction on the ability of “insiders” to transact in the Company’s securities is removed, as applicable, and, if so directed by the Company, each such holder will deliver to the Company all copies, other than permanent file copies then in such holder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice.

3.3 Registration Expenses. The Company shall bear all costs and expenses incurred in connection with any Demand Registration pursuant to Section 2.1, any Piggy-Back Registration pursuant to Section 2.2, and any registration on Form F-3 effected pursuant to Section 2.2.4, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.13; (vi) Financial Industry Regulatory Authority fees; (vii) fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company (including the expenses or costs associated with the delivery of any opinions or comfort letters requested pursuant to Section 3.1.11); (viii) the reasonable fees and expenses of any special experts retained by the Company in connection with such registration and (ix) the reasonable fees and expenses of one legal counsel selected by the holders of a majority-in-interest of the Registrable Securities included in such registration. The Company shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders. Additionally, in an underwritten offering, only if the Underwriters require the selling security holders and/or the Company to bear the expenses of the Underwriter following good faith

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negotiations, all selling security holders and the Company shall bear the expenses of the Underwriter pro rata in proportion to the respective amount of shares each is selling in such offering.

3.4 Information. The holders of Registrable Securities shall provide such information as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Section 2 and in connection with the Company’s obligation to comply with Federal and applicable state securities laws.

4. INDEMNIFICATION AND CONTRIBUTION.

4.1 Indemnification by the Company. The Company agrees to indemnify and hold harmless each Investor and each other holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls an Investor and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party” ), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling holder expressly for use therein (provided, however, that the indemnity agreement contained in this Section 4.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Company, such consent not to be unreasonably withheld, delayed or conditioned). The Company also shall indemnify any Underwriter of the Registrable Securities, their officers, affiliates, directors, partners, members and agents and each person who controls such Underwriter on substantially the same basis as that of the indemnification provided above in this Section 4.1.

4.2 Indemnification by Holders of Registrable Securities. Each selling holder of Registrable Securities will, in the event that any registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless the Company, each of its directors and officers and each Underwriter (if any), and each other selling holder and each other person, if any, who controls another selling holder or such Underwriter within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such selling holder expressly for use therein (provided, however, that the indemnity agreement contained in this Section 4.2 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of such selling holder, such consent not to be unreasonably withheld, delayed or conditioned), and shall reimburse the Company, its directors and officers, and each other selling holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder.

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4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Section 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party” ) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4 Contribution.

4.4.1 If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

4.4.2 The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 4.4.1.

4.4.3 The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. Any contributions obligation of the Investors shall be several and not joint. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

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5. RULE 144.

5.1 Rule 144. The Company covenants that it shall file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission. Upon the request of any holder of Registrable Securities, the Company shall deliver to such Holder a written certification of a duly authorized officer as to (A) whether the Company has filed (i) all reports and other materials required to be filed pursuant to Sections 13(a) or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the Company was required to file such reports and materials), other than Current Reports on Form 6-K and (ii) current “Form 10 information” (within the meaning of Rule 144 under the Securities Act) with the Commission reflecting the Company’s status as an entity that is no longer an issuer described in paragraph (i)(1)(i) of Rule 144 under the Securities Act and (B) the first date that the Company filed “Form 10 information” (within the meaning of Rule 144 under the Securities Act) with the Commission.

6. MISCELLANEOUS.

6.1 [Reserved].

6.2 Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated by such holder of Registrable Securities in conjunction with and to the extent of any transfer of Registrable Securities by any such holder, provided that with respect to such holder who is a party to the Lock-Up Agreement, such transfer of Registrable Securities shall be in compliance with the Lock-Up Agreement. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties, to the permitted assigns of the Investors or holder of Registrable Securities or of any assignee of the Investors or holder of Registrable Securities. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Article 4 and this Section 6.2.

6.3 Notices. All notices, demands, requests, consents, approvals or other communications (collectively, “Notices” ) required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by hand delivery, telegram, telex or facsimile, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by telegram, telex or facsimile; provided, that if such service or transmission is not on a business day or is after normal business hours, then such notice shall be deemed given on the next business day. Notice otherwise sent as provided herein shall be deemed given on the next business day following timely delivery of such notice to a reputable air courier service with an order for next-day delivery.

To the Company:

Guangdong Dashuyun Investment Holding Group Co., Ltd.
Room 3303, Building 1
Zhongliang Yunjing Plaza
Heshuikou Community, Matian Street
Guangming District, Shenzhen 518083, PRC
Attn: Wenquan Zhu
Email: zhuwenquan@bigtreeclouds.com

with a copy to:

Paul Hastings LLP
43/F, Jing An Kerry Center Tower II
1539 Nanjing West Road
Shanghai 200040, PRC
Attn: Jia Yan
Email: jiayan@paulhastings.com

To an Investor, to the address set forth below such Investor’s name on the signature pages hereto.

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6.4 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

6.5 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

6.6 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.

6.7 Modifications and Amendments. No amendment, modification or termination of this Agreement shall be binding upon the Company unless executed in writing by the Company. No amendment, modification or termination of this Agreement shall be binding upon the holders of the Registrable Securities unless executed in writing by (i) the holders of the majority Registrable Securities, and (ii) the holders of a majority-in-interest of the Registrable Securities held the Sponsor Group.

6.8 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

6.9 Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

6.10 Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Investor or any other holder of Registrable Securities may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

6.11 Governing Law. Section 10.1, Section 10.2, and Section 12.8 of the Merger Agreement are incorporated by reference herein to apply mutatis mutandis with full force to any disputes arising under this Agreement.

6.12. Termination of Merger Agreement. This Agreement shall be binding upon each party upon such party’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the closing of the Business Combination. In the event that the Merger Agreement is validly terminated in accordance with its terms prior to the closing of the Business Combination, this Agreement shall automatically terminate and become null and void and be of no further force or effect, and the parties shall have no obligations hereunder.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Annex F-13

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

COMPANY:
BIG TREE CLOUD HOLDINGS LIMITED
By:
Name:
Title:

Signature Page to Registration Rights Agreement

Annex F-14

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

INVESTOR:

Print Name of Investor

Signature
By:
Title:
Address:

Signature Page to Registration Rights Agreement

Annex F-15

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.     Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime.

PubCo’s Amended Articles provides that every director and officer of PubCo, together with every former director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the PubCo against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or willful default. No Indemnified Person shall be liable to PubCo for any loss or damage incurred by the PubCo as a result of the carrying out of their functions unless that liability arises through the actual fraud or willful default of such Indemnified Person. No person shall be found to have committed actual fraud or willful default under the Amended Articles unless or until a court of competent jurisdiction shall have made a finding to that effect.

The directors, on behalf of the PubCo, may purchase and maintain insurance for the benefit of any director or other officer of the PubCo.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.     Exhibits and Financial Statement Schedules.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated October 9, 2023, by and among PubCo, Holdco, Merger Sub 1, Merger Sub 2, Guangdong Dashuyun and Plutonian (included as Annex A to the proxy statement/prospectus).
3.1*	Amended and Restated Memorandum and Articles of Association of PubCo, as currently in effect.
3.2	Form of [Second] Amended and Restated Memorandum and Articles of Association of PubCo, as they shall be in effect upon Closing (included as Annex B to the proxy statement/prospectus).
3.3	Amended and Restated Certificate of Incorporation of Plutonian Acquisition Corp. (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on August 11 2023).
3.4	Amended and Restated Bylaws of Plutonian Acquisition Corp. (Incorporated by reference to Exhibit 3.5 of its Registration Statement on Form S-1/A filed with the SEC on October 14, 2022).
4.1	Specimen Unit Certificate of Plutonian Acquisition Corp. (incorporated by reference to Exhibit 4.1 of registration statement on Form S-1/A filed with the SEC on October 14, 2022).
4.2	Specimen Common Stock Certificate of Plutonian Acquisition Corp. (incorporated by reference to Exhibit 4.2 of registration statement on Form S-1/A filed with the SEC on October 14, 2022).
4.3	Specimen Rights Certificate of Plutonian Acquisition Corp. (incorporated by reference to Exhibit 4.3 of registration statement on Form S-1/A filed with the SEC on October 14, 2022).
4.4	Specimen Warrants Certificate of Plutonian Acquisition Corp. (incorporated by reference to Exhibit 4.4 of registration statement on Form S-1/A filed with the SEC on October 14, 2022).
4.5

Rights Agreement, dated as of November 9, 2022, by and between Plutonian Acquisition Corp. and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on November 16, 2022).

4.6

Warrant Agreement, dated as of November 9, 2022, by and between Plutonian Acquisition Corp. and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on November 16, 2022).

5.1*	Opinion of Maples and Calder (Hong Kong) LLP as to validity of Pubco Ordinary Shares.

Exhibit Number	Description
8.1*	Opinion of Wilson Sonsini Goodrich & Rosati as to certain tax matters.
10.1

Investment Management Trust Agreement, dated as of November 9, 2022, by and between Plutonian Acquisition Corp. and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on November 16, 2022).

10.2

Letter Agreement, dated as of November 9, 2022, among Plutonian Acquisition Corp. and each of the initial stockholders, its officers and directors (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on November 16, 2022).

10.3

Stock Escrow Agreement, dated as of November 9, 2022, among Plutonian Acquisition Corp., Continental Stock Transfer & Trust Company and the Insiders (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on November 16, 2022).

10.4

Registration Rights Agreement, dated as of November 9, 2022, by and among Plutonian Acquisition Corp., the Insiders and EF Hutton (Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on November 16, 2022).

10.5

Indemnity Agreement, dated as of November 9, 2022, by and among Plutonian Acquisition Corp. and its directors and officers (Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on November 16, 2022).

10.6

Subscription Agreement, dated as of November 9, 2022, by and between Plutonian Acquisition Corp. and Plutonian Investments LLC (Incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on November 16, 2022).

10.7

Company Shareholder Voting and Support Agreement, dated as of October 9, 2023, by and among Big Tree Cloud Holdings Limited, Big Tree Cloud Merger Sub I Limited, Big Tree Cloud Merger Sub II Inc., Big Tree Cloud International Group Limited, and Guangdong Dashuyun Investment Holding Group Co., Ltd. (included as Annex C to this proxy statement/prospectus).

10.8

Sponsor Voting and Support Agreement, dated as of October 9, 2023, by and among Plutonian Investments LLC, Big Tree Cloud International Group Limited, Guangdong Dashuyun Investment Holding Group Co., Ltd., Plutonian Acquisition Corp., Big Tree Cloud Holdings Limited, Big Tree Cloud Merger Sub I Limited and Big Tree Cloud Merger Sub II Inc. (included as Annex D to this proxy statement/prospectus).

10.9	Form of Lock-Up Agreement (included as Annex E to this proxy statement/prospectus).
10.10	Form of Registration Rights Agreement (included as Annex F to this proxy statement/prospectus).
10.11*	Form of Director and Officer Indemnification Agreement of Pubco.
10.12*	Form Big Tree Cloud Franchise Convenience Store License Agreement
10.13*	Product Purchase Agreement Dated March 10, 2023 (Distribution Agreement)
21.1*	List of subsidiaries of Big Tree Cloud Holdings Limited
23.1*	Consent of Audit Alliance LLP.
23.2*	Consent of Marcum LLP.
23.3*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1).
23.4*	Consent of Paul Hasting LLP (included in Exhibit 5.2).
23.5*	Consent of Commerce & Finance Law Offices.
24.1*	Powers of Attorney (included on signature page to the initial filing of this Registration Statement).
107*	Filing Fee Table.

____________

*        To be filed by Amendment

Item 22.     Undertakings

A.     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)    For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)    For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.      The undersigned registrant hereby undertakes:

(1)    that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)    that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D.     The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

E.      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of [Shenzhen], on ____________, 2023.

Big Tree Cloud Holdings Limited
By:
Name:
Title:

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints [•], each acting alone, as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities.

Signature	Title	Date
Chairman of the Board of Directors, Chief Executive Officer
[•]
Director
[•]
Director
[•]
Director
[•]
Director
[•]
Director
[•]
Director
[•]
Chief Financial Officer
[•]

AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Big Tree Cloud Holdings Limited, has signed this registration statement in [•], on [•], 2023.

Authorized U.S. Representative
By:
Name:
Title: